Form 20-F
period 2009-06-30
ALLIED GOLD LTD
filed 2010-11-15
CIK 843296

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to _______________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
_________________________________

Commission file number                        0000843296

Allied Gold Limited
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Australia
(Jurisdiction of incorporation or organization)

Unit B9, 431 Roberts Road, Subiaco, Western Australia 6008. AUSTRALIA
(Address of principal executive offices)

Mr Frank Terranova  phone: (61-7) 3252 5911, info@alliedgold.com.au, 34 Douglas Street, Milton
QLD 4064 AUSTRALIA
(Name, Telephone, E-mail and/or Facsimile number and Address of Company
Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Name of each exchange on which
registered

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

472,643,276 ordinary shares as at June 30, 2009

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405    of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was require to submit and post such files)

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒  Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

RESOURCE AND RESERVE ESTIMATES

The Registrant’s Annual Report on Form 20-F has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in the Registrant’s Annual Information Form have been prepared in accordance with the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (“JORC”). The resources have been classified as measured, indicated and inferred. The JORC classification is comparable to the definitions contained in Canadian National Instrument 43-101 (“NI 43-101”) and used by the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 under which the Registrant is also required to report its resource and reserve estimates.

The requirements of JORC, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of JORC for identification of “reserves” are also not the same as those of the SEC, and reserves reported by  Allied Gold in compliance with JORC may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

PART 1

ITEM 1.              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND  ADVISERS
Providing information called for in Item 1 is not required for filing a Form 20-F as an Annual Report under the Exchange Act.

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE
Providing information called for in Item 2 is not required for filing a Form 20-F as an Annual Report under the Exchange Act.

ITEM 3.              KEY INFORMATION
A.	Selected consolidated financial data

The selected historical data presented below has been derived from the financial statements of the Company, which were audited by BDO ("BDO").

The consolidated financial statements are presented in Australian dollars and have been prepared in accordance with Australian equivalents to international financial reporting standards ("Australian IFRS"). Compliance with Australian IFRS ensures that the consolidated financial statements and notes for Allied Gold Limited comply with the International Financial Reporting Standards as adopted by the IASB.

A.1 and A.2	Selected historical financial data
The following table summarizes certain financial information and should be read in conjunction with "Item 5 - Operating and Financial Review and Prospects."  The Company has not declared a dividend during each of the years ended June 30, 2005 through 2009 inclusive. There were significant fluctuations in revenues and net income (loss) between the years stated in the table below.  For the reasons set forth herein the information shown below may not be indicative of the Company's future results of operation.

	Year Ended June 30, 2005 AUD	Year Ended June 30, 2006 AUD	Year Ended June 30, 2007 AUD	Year Ended June 30, 2008 AUD	Year Ended June 30, 2009 AUD
Income statement data:
Revenues	370,115	824,228	1,845,894	23,393,798	77,467,668

Net loss after tax	(1,950,724)	(1,726,071)	(1,880,611)	(9,538,963)	(8,226,666)

Net loss per share (basic and diluted)- cents	(2.70)	(0.70)	(1.10)	(2.70)	(1.92)

Balance sheet data

Total assets	21,809,477	87,850,221	113,583,799	155,281,480	195,884,947

Net assets	20,595,670	84,991,269	101,995,798	100,699,783	150,040,483

Shares on issue (value)	23,422,127	87,802,197	105,794,580	133,686,704	173,098,363
Shares on issue (number)	120,579,818	272,022,528	337,649,110	377,005,725	472,643,276

Dividends paid or declared	nil	nil	nil	nil	nil

A.3	Exchange rates

(1)
Solely for informational purposes, this Form 20-F contains translations of certain Australian dollar amounts into or from US dollars at a specified rate. These translations should not be construed as a representation that the Australian dollar amounts represented in the US dollar amounts indicated, could be converted into or from US dollars at the rate indicated. The following table sets forth, for the financial periods indicated, certain information concerning the Noon Buying Rate for Australian dollars expressed in US dollars per AUD$1.00 as follows:

A.3.1	Five Most Recent Financial Years

Period	High	Low	Period End	Average
12 months to June 30, 2005	0.798	0.689	0.762	0.753
12 months to June 30, 2006	0.776	0.705	0.742	0.748
12 months to June 30, 2007	0.849	0.742	0.849	0.786
12 months to June 30, 2008	0.963	0.791	0.959	0.897
12 months to June 30, 2009	0.979	0.601	0.806	0.747

A.3.2	Previous Six Months

Period	High	Low	Period End	Average
January 1, 2009 to January 31, 2009	0.723	0.638	0.638	0.677
February 1, 2009 to February 28, 2009	0.679	0.632	0.639	0.650
March 1, 2009 to March 31, 2009	0.705	0.630	0.691	0.667
April 1, 2009 to April 30, 2009	0.732	0.697	0.726	0.716
May 1, 2009 to May 31, 2009	0.801	0.731	0.801	0.766
June 1, 2009 to June 30, 2009	0.821	0.786	0.806	0.802

A.3.3	Latest Practicable Date

At October 29, 2010 the Australian dollar expressed in US dollars per AUD$1.00 was $0.9667.

B.	Capitalization and indebtedness

Providing information called for in Item 3.B  is not required for filing a Form 20-F as an Annual Report under the Exchange Act.

C.	Reasons for the offer and proceeds

Providing information called for in Item 3.C  is not required for filing a Form 20-F as an Annual Report under the Exchange Act.

D.	Risk factors

The ordinary shares of Allied Gold are considered speculative due to the nature of the Company's business and the present stage of its development. A prospective investor should carefully consider the risk factors set out below.

Allied Gold currently operates a single mineral project.

Allied  Gold  currently  has  one  operating  gold  mine,  the  Simberi  gold  mine.  Any event  leading  to  the  reduction  in production or closure of this mine will have a material adverse effect on the Company's financial performance and results of operations.

The Simberi Project accounts for all of the Company's mineral resources and reserves and the potential for the future generation of revenue. Any adverse development affecting the progress of the Simberi Project may have a material adverse effect on the Company's financial performance and results of operations. These developments include, but are not limited  to,  unusual  and  unexpected  geologic  formations,  seismic  activity,  rock  bursts,  cave-ins,  flooding  and  other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, hiring suitable personnel and engineering contractors, or securing supply agreements on commercially suitable terms.

Although Allied Gold has, subsequent to June 30, 2009,  acquired partial ownership of the Gold Ridge Project in the Solomons Islands through its acquisition of the Acquired ASG Shares under the ASG Offer, it has not yet acquired all of the ASG Shares and its plans for ASG and the Gold Ridge Project are still under review. The Company does, however, intend to develop of the Gold Ridge Project.

Precious metal exploration projects may not be successful and are highly speculative in nature.

The exploration for and development of precious metals involves significant risks which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of a precious metal deposit may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required  to  locate and establish mineral  reserves, to develop metallurgical  processes and  to construct mining and processing facilities at a particular site. Whether a precious metal deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of precious metals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made by the Company towards the search and evaluation of precious metal deposits will result in discoveries of commercial quantities of such metals.

Mining operations generally involve a high degree of risk.

Mining operations are subject to all the hazards and risks normally encountered in the exploration for and development and production of precious metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, variations in grade, deposit size, density and other geological problems, hydrological conditions, metallurgical and other processing problems, mechanical equipment performance problems, the unavailability of materials and equipment including fuel, labour force disruptions, unanticipated transportation costs, unanticipated regulatory changes, unanticipated or significant changes in the costs of supplies including, but not limited to, petroleum, and adverse weather conditions and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Should any of these risks and hazards affect any of Allied Gold's proposed mining operations, it may cause the cost of production to increase to a point where it would no longer be economic to produce gold from the Company's mineral reserves, which would have a material and adverse affect on the financial condition, results of operation, and cash flows of the Company.

Gold price volatility may affect the future production, profitability, financial position and financial condition of Allied Gold.

The development and success of the Simberi Project will be primarily dependent on the future price of gold. Gold prices are subject to significant fluctuation and are affected by a number of factors which are beyond the control of the Company.

Such factors include, but are not limited to, interest rates, exchange rates, inflation or deflation, fluctuation in the value of  the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. The price of gold and other base and precious metals has fluctuated widely in recent years, and future serious price declines could cause continued development of, and commercial production from, the Company's properties to be impracticable or uneconomic. Depending on the price of gold and other base metals, projected cash flow from planned mining operations may not be sufficient and the Company could be forced to discontinue development and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Company's mining properties is dependent on gold prices that are adequate to make these properties economically viable. Furthermore, reserve calculations and life-of-mine plans using significantly lower gold prices could result in material write-downs of the Company's investment in mining properties and increased amortization, reclamation and closure charges. In addition to adversely affecting the Company's mineral reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Allied Gold's mineral resources and reserves are estimates only.

There is no certainty that the mineral resources, or any future mineral reserve, attributable to Allied Gold will be realized. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral resources and mineral reserve grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and currency exchange rates. Any material change in the quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the properties. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company's ability to extract these mineral reserves, could have a material adverse effect on the Company's results of operations and financial condition. Also, a reduction in estimated reserves could require material write-downs in investment in the affected mining property and increased amortization, reclamation and closure changes.

Foreign investments and operations are subject to numerous risks associated with operating in foreign jurisdictions.

Allied Gold conducts mining, development or exploration activities in Papua New Guinea (“PNG”). Allied Gold's foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on Allied Gold's profitability or the viability of its affected foreign operations, which could have a material and adverse effect on Allied Gold's future cash flows, earnings, results of operations and financial condition. Risks may include, among others, labour disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under- development, inadequate infrastructure and increased financing costs. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of PNG or by its court system. These risks may limit or disrupt Allied Gold's operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation. The economy and political system of PNG should be considered by investors to be less predictable than those in countries in which the majority of investors are likely to be resident. The possibility that the current, or a future, government may adopt substantially different policies, take arbitrary action which might halt production, extend to the re-nationalization of private assets or the cancellation of contracts, the cancellation of mining and exploration rights and/or changes in taxation treatment cannot be ruled out, the happening of any of which could result in a material and adverse effect on the Company's results of operations and financial condition.

The following are risks more specifically associated with the Company's operations in PNG;

(a)     Legal Systems

PNG has a less developed legal system than Australia or the United States of America, which may result in risks such as:
(i)	potential difficulties in obtaining effective legal redress in the courts of PNG, whether in respect of a breach of law or regulation, or in an ownership dispute;
(ii)	a higher degree of discretion on the part of governmental authorities;
(iii)	the lack of judicial or administrative guidance on interpreting applicable rules and regulations;
(iv)	inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or
(v)
relative inexperience of the judiciary and courts in such matters. The commitments of local business people, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain, creating particular concerns with respect to licences and agreements for business. These may be susceptible to revision or cancellation and legal redress may be uncertain or delayed.

(b)     Civil Unrest

There have been instances of civil unrest within PNG. Although the Company believes that the risk of civil insurrection on Simberi Island and the Tabar Islands in general is unlikely, there can be no assurance that the people of the region will not disrupt operations at the proposed mine site in the future.

(c)     Government Stability

Allied Gold's mining operations are subject to political, economic and other uncertainties, including the risk of civil rebellion, expropriation, nationalisation, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions and international monetary fluctuations. Future PNG Government actions concerning the economy or the operation and regulation of nationally important facilities such as mines could have a significant effect on the company. No assurances can be given that the Simberi operation will not be adversely affected by future developments in PNG. Fiscal and tax policy in PNG can be uncertain and subject to sudden changes. For example, the PNG Government imposed and later replaced a 4% mining levy and 15% withholding tax on interest in 1998 and 1999. In addition to the national PNG Government, PNG has a system of 19 provincial level governments, which are funded almost entirely by direct grants from the national PNG Government. In the past, there have been disagreements between the PNG Government and the provincial level governments of PNG, primarily in relation to power sharing and revenue arrangements.

(d)     PNG Land Policy

Since 1978, the PNG Government has maintained a policy of holding an equity participation option of up to 30% in mining projects located in PNG. This equity has been purchased on a historical or sunk cost basis. In 1992, the previous PNG Government announced a decision to increase the PNG Government's equity interest in an existing gold project at Porgera and renegotiated that interest from 10% to 25%. Although the other joint venturers in the Porgera project resisted this move, a price was ultimately negotiated and accepted by all parties. The Company is not aware of any current intention on the part of the PNG Government to seek equity participation in its PNG projects. No assurance can be given that the PNG Government will not seek to acquire equity in the Simberi or other Tabar Islands properties in the future. In the past the PNG Government has taken equity only in major mining projects of national significance.

Approximately 97% of land in PNG is held under a land tenure system, the nature and terms of which vary considerably throughout the country. In general, land held under such tenure cannot be alienated and is almost entirely communally owned. Title to most land in PNG has not been recorded or registered and there has been little surveying. As a result, title to land (in Western legal terms) is often unclear. Disputes over land ownership are common, especially in the context of resource developments. Identifying all the affected landowners, and structuring compensation arrangements that are both fair  and  acceptable  to all  of them,  can  be  difficult.  The  Company believes that  the  satisfactory  resolution  of local landowner concerns is essential to the development and operation of a mine in PNG and believes that it enjoys sound relationships with the affected landowners. The Company has always been committed to spending considerable time, effort and expense in order to resolve landowner issues relating to the Simberi operation, but there can be no assurance that disruptions arising out of landowner dissatisfaction will not occur.

Allied Gold may experience regulatory, consent or permitting delays.

The business of mineral exploration, project development, mining and processing is subject to various national and local laws and plans relating to: permitting and maintenance of title; environmental consents; taxation; employee relations; heritage/historic matters; health and safety; royalties; land acquisition; and other matters. There is a risk that the necessary permits, consents, authorizations and agreements to implement planned exploration, project development,  or mining may not be obtained under conditions or within time  frames that make such plans economic, that applicable laws, regulations or the governing authorities will change or that such changes will result in additional material expenditures or time delays. Exploration Lease 609 (“EL609”) held by the Company, and which is the subject of the Company's joint venture with Barrick Gold Corporation, has an expiry date of May 2009 and is currently the subject of an application for renewal for an additional two year term which has not yet been processed, failing which the Company's rights to EL 609 may be forfeited. Although the Company has no reason to believe that EL 609 will not be renewed for an additional two year term, there can be no assurance that will be the case. Any failure to renew EL 609 may have a material adverse effect on the Company's financial condition and results of operations.

There is no assurance as to Allied Gold's ability to sustain and expand mineral reserves and resources.

Because mines have limited lives based on proven and probable mineral reserves, the Company will be required to continually replace and expand its mineral reserves as its mines produce gold. The life-of-mine estimates included in this document in respect of the Simberi Project may not be correct. The Company's ability to maintain or increase its annual production of gold in the future will be dependent in significant part on its ability to bring new mines into production and to expand mineral reserves at existing mines. The Simberi Project has an remaining life of over 10 years based only on proven and probable mineral reserves.
Feasibility studies may be used to determine  the economic  viability of a deposit. Many factors are involved in the determination of the economic viability of a deposit including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates and the estimate of future gold prices. Capital and operating cost estimates are based upon many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold from the ore and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and as a result Allied Gold cannot give assurance that its development or exploration projects will become operating mines. If a mine is developed, actual operating results may differ from those anticipated, thereby impacting on the economic viability of the project.

Allied Gold's current and proposed exploration and mining activities are predominantly in one country.

Allied Gold is conducting its exploration and development activities predominantly in PNG. Allied Gold believes that the Government of PNG supports the development of natural resources. There is no assurance that future political and economic conditions in PNG will not result in the Government of PNG adopting different policies respecting foreign development and ownership of mineral resources. Any such change in policy may result in changes in laws affecting ownership of assets, land tenure and mineral concessions, taxation, royalties, rates of exchange, environmental protection, labour relations, repatriation of income and return of capital, which may affect both Allied Gold's ability to undertake exploration and development activities in respect of future properties as well as its ability to continue to explore and develop those properties in respect of which it has obtained mineral exploration rights to date.

Allied Gold's title to mineral rights could be challenged.

The acquisition and retention of title to mineral rights is a detailed and time consuming process. Title to, and the area of, mineral resource claims may be disputed or challenged. The Company's right to explore for, mine, produce and sell gold from  the  Simberi  Project  is  based  on  the  Exploration  and  Mining  License.  Should  Allied  Gold's  rights  under  the Exploration and Mining License not be honoured or be unenforceable for any reason, or if any material term of the Exploration and Mining License is unilaterally changed or not honoured, including the boundaries, Allied Gold's ability to explore and produce gold in the future would be materially and adversely affected, and this would have a material and adverse effect on the Company's financial performance and results of operations.

Inferred mineral resources are uncertain and their economic viability cannot be assured.

Inferred mineral resources cannot be converted into mineral reserves as the ability to assess geological continuity is not sufficient to demonstrate economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

Allied Gold has a limited history of mining operations.

The Company has a limited history of mining operations, and there is no assurance that it will successfully operate profitably or provide a return on investment in the future. The costs, timing and complexities of mine construction and development are increased by the remote location of the Company's mining property. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company's activities will result in profitable mining operations or that the Company will profitably produce metals at any of its properties. Other factors mentioned in this section entitled "Risk Factors" may also prevent Allied Gold from successfully operating a mine.

Allied Gold's properties are subject to environmental risks.

Mining operations have inherent risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Laws and regulations involving the protection and remediation of the environment and the governmental policies for implementation of such laws and regulations are constantly changing and are generally becoming more restrictive. Allied Gold cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results from operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

Land reclamation requirements for exploration properties may be burdensome and may divert funds from the Company's exploration programs

Although variable, depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies, as well as companies with mining operations, in order to minimize long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and to reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on the Company in connection with its mineral exploration, the Company must allocate financial resources that might otherwise be spent on further exploration programs.

Allied Gold's insurance coverage does not cover all of its potential losses, liabilities and damages related to its business and certain risks are uninsured or uninsurable.

The Company's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes or slowdowns, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment or laws, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in development or mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Currency fluctuations may affect the costs that Allied Gold incurs in its operations.

The Company's revenue from gold sales is received in United States dollars while a significant portion of its operating expenses will be incurred in the Australian dollars, PNG Kina and other foreign currencies. From time to time, the Company will borrow funds and will incur capital expenditures that are denominated in foreign currency. The appreciation of non-U.S. dollar currencies in those countries where Allied Gold has mining and exploration operations against the U.S. dollar would increase the costs of gold production at such operations which could materially and adversely affect the Company's profitability, results of operation and financial position.

Allied Gold has a history of operating losses and there can be no assurance that Allied Gold will ever be profitable.

Allied Gold's operations have sustained operating losses during recent fiscal years.

Allied Gold may require additional capital in the future and no assurance can be given that such capital will be available at all or available on terms acceptable to Allied Gold.

In order to finance future operations, the Company may need to raise funds through the issuance of ordinary shares or the issuance of debt instruments or other securities convertible into ordinary shares. There can be no assurance that financing will be available to the Company or, if it is, that it will be offered on acceptable terms. The Company cannot predict the size of future issuances of ordinary shares or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that future issuances and sales of the Company's securities will have on the market price of the Company's ordinary shares. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of shareholders in the net assets of the Company may be diluted. Any failure of the Company to obtain required financing on acceptable terms could have a material adverse effect on the Company's financial condition, results of operations and liquidity and require the Company to cancel or postpone planned capital investments.

Increased competition could adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future

Competition in the mineral exploration and development business is intense and could adversely affect Allied Gold's ability to develop its properties. Allied Gold competes with numerous individuals and companies, including major mining companies, many of which have greater financial and operational resources than the Company. There is a high degree of competition for the discovery and acquisition of properties considered to have commercial potential. The Company competes with other mining companies, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

ITEM 4.             INFORMATION ON THE COMPANY
4.A           History and development of the Company

The term “Company” refers to Allied Gold Limited, a company incorporated under the Australian Corporations Act as a public company limited by shares on May 26, 2003. The Company listed on the ASX on December 8, 2003. Allied Gold was admitted for trading on the AIM, a market operated by the London Stock Exchange, on May 2, 2006 and on the Toronto Stock Exchange on November 16, 2009. Allied Gold's registered office is located at Unit B9, 431 Roberts Road, Subiaco, Western Australia, 6008,Australia; telephone + 61 7 3252 5911; facsimile + 61 7 3252 3552; email: info@alliedgold.com.au.  The Company's head office is located at 34 Douglas Street, PO Box 2019, Milton, Queensland, 4064, Australia; telephone + 61 7 3252 5911; facsimile + 61 7 3252 3552; email: info@alliedgold.com.au

Allied Gold's major asset is its 100% owned Simberi Oxide Gold Project, which is situated on Simberi Island, the northern most island of the Tabar Islands Group, located in the New Ireland Province of eastern Papua New Guinea. The Simberi Project was commissioned and commenced production in February 2008, and currently hosts measured, indicated and inferred mineral resources of approximately 4.7 million ounces of gold.

Allied Gold first acquired an interest in the Simberi Project in October 2004 through the acquisition of Nord Pacific Limited ("Nord Pacific"), a corporation incorporated under the laws of the Province of New Brunswick, Canada, pursuant to a plan of arrangement under the Business Corporations Act (New Brunswick) (the "Plan of Arrangement"). Prior to that time, Nord Pacific was a reporting issuer in the provinces of British Columbia, Alberta, Ontario and New Brunswick and the Yukon Territory. Nord Pacific's principal assets were a 50% interest in the Simberi Mining Joint Venture ("SMJV") and a 99% interest in the Tabar Exploration Joint Venture ("TEJV"); each of these joint ventures had been established with Simberi Gold Corporation ("Simberi"), a company then listed on the TSX, to pursue exploration and development of gold prospects in the Tabar Islands Group in the New Ireland Archipelago in eastern PNG. The SMJV held ML 136, which covers the central and eastern portion of Simberi Island and hosted identified gold resources of 1.49 million ounces. The TEJV held EL 609, which covers all of the Tabar Islands Group outside of ML 136. As a result of the Plan of Arrangement, Nord Pacific became a wholly-owned subsidiary of Allied Gold and Allied Gold acquired Nord Pacific's interests in the SMJV and the TEJV. In November 2004, the Company entered into an agreement with Simberi to acquire a further 37.5% interest in the SMJV and the remaining 1% of the TEJV. This transaction closed in April 2005, at which point both the SMJVand TEJV were formally terminated and Simberi continued with a 12.5% free carried interest in the Simberi Project until the earlier of a decision to mine at the Simberi Project or December 31, 2009. Successful drilling programs in 2004 and 2005 that delineated broad areas of previously unknown mineralization outside and below a pit design for the Simberi Project that had been completed in 2003 led to Allied Gold engaging Golder Associates Pty Ltd. ("Golder Associates") in mid-2005 to construct an updated resource block model and carry out a resource estimate incorporating all of the new drilling data. Golder Associates then used the resource block model for open-pit optimisation and reserve estimates, as well as preparation of the mining section for an October 2005 update to a feasibility study on the Simberi Project that had been prepared in 2003, to include higher reserves and to investigate a higher process plant throughput. The updated study, known as the "Optimised Feasibility Study", resulted in a project that was expected to mine and process 15.4 million tones (“Mt”) of ore over a 9.4 year mine life and recover an estimated 585,000 ounces of gold. The study investigated the development of a 1.65 Mt per annum mining and process operation, along with an ore delivery system consisting of screening and slurrying of ore from the deposits located in the hills surrounding the process plant, which would be located on the coast of Simberi Island. The results of the study indicated that the development of a gold mine at the Simberi Project site was technically feasible and economically viable. A study by Intermet Engineering to investigate a larger process plant and mine plan that would be expected to process 2.2 Mt per annum was commissioned at the start of 2006. As part of this study, the ore delivery system was also re-evaluated. This focused on an aerial conveying system that would have the feed end located at the largest deposit at Sorowar, and the discharge end near the process plant in Pigiput Plantation. The study, known as the "Amendment to the OFS", showed that a larger process plant (2 Mt per annum nameplate capacity) and ore delivery by way of an aerial conveying system, known as Ropecon was technically and economically feasible. The study was presented to the PNG Department of Mining and applications were made for a variation of the project scope. Simultaneously, amendments to the Company's environment permits were made through, and approved by, the PNG Department of Environment and Conservation to accommodate a higher process rate. Capital and operating costs were re-estimated as part of the Amendment of the OFS and indicated a total cost of US$60 million and a cash operating cost of US$306 per ounce. In July 2006, the Company received updated reserves and in-pit resource estimates from Golder Associates which provided that the Simberi Project contained 17.7 Mt of ore grading 1.37 grams per tone (“g/t”) gold (“Au”) and containing approximately 785,000 ounces of gold. With the Optimized Feasibility Study and the Amendment to the OFS confirming that an economic and technically viable gold oxide mining project could be developed on Simberi Island, the Company decided to proceed with mine development in 2006 and awarded contracts for the design and construction of a process plant capable of processing 2.2 Mt of ore per annum, associated ancillaries including power, water, tailings disposal and infrastructure including a wharf and a camp. As a result of proceeding with its decision to mine, in 2006 the Company concluded an agreement with Simberi pursuant to which it purchased Simberi's outstanding 12.5% free carried interest in the Simberi Project.

In March 2007, the Company commenced the operation of its landing barge "LCT Lady Geraldine" minimizing delivery times for the delivery of materials to Simberi Island. In May 2007, Allied Gold received approval from the PNG Mineral Resources Authority (the "MRA") to extend the term of ML 136 for an additional term of 10 years ending on December 2, 2018. Dry commissioning activities of the process plant commenced in December 2007. The Simberi Project commenced production in February 2008. In May 2008, the Company successfully commissioned the state of the art aerial rope conveyor Ropecon. In March 2008, Allied Gold signed a letter of intent to enter into a $20.0 million farm-in agreement with Barrick (PNG) Exploration Ltd., a subsidiary of Barrick Gold Corporation ("Barrick") with respect to Allied Gold's exploration licence on Tatau and Big Tabar Islands. Barrick commenced exploration activities in August 2008. During 2009, Barrick completed 4 diamond drill holes totalling 1,927 m at the Tupinda prospect, Big Tabar Island, completed planned drilling at the Banesa prospect, Big Tabar Island of 6 holes totalling 2,625 m, and reconnaissance mapping and rock-chip sampling over Tatau Island. In 2009, Allied Gold announced a 45% increase in total Simberi Island Measured, Indicated and Inferred Resources to 4.7 million ounces of gold and 10 million ounces of silver, comprising oxide gold resources of 1.4 million ounces and sulphide gold resources of 3.3 million ounces, as well as an extension of 437,000 ounces to its Ore Reserve extending the remaining mine life to over ten years. Allied Gold also commenced a sulphide pre-feasibility study with a view to underpinning an expansion of the production profile by up to 100,000 ounces per annum by December 2011. In June 2009 Allied Gold produced its 100,000 th ounce of gold at the Simberi Project since commencing production.

In the three year period from July 1, 2006 to June 30, 2009 the Company has invested significantly in the development of the Simberi Project through the construction of mine related infrastructure, a gold oxide processing plant and expenditure on exploration activities that were focused identifying and proving additional resources and resources to support the ongoing development of the Simberi project including the planned development of a sulphide plant. The table below provides a summary of the Company’s principal capital expenditures over the three year period to June 30, 2009:

	Year Ended June 30, 2007 AUD	Year Ended June 30, 2008 AUD	Year Ended June 30, 2009 AUD

Expenditure on development of mine infrastructure and oxide processing plant, including purchases of plant and equipment	53,653,426	40,223,122	23,452,353

Exploration and evaluation expenditure	9,924,639	13,075,876	708,957

There were no significant divestitures of assets by the Company during the three year period.

4.B         Business overview

4.B.1      General

The principal activities of the Company in the three years ended June 30, 2009 were the mining, processing and exploration for gold through the development and commissioning of the Company’s wholly owned Simberi Gold Oxide Project located in offshore Papua New Guinea. A summary of the significant activities undertaken by the Company in the three years ended June 30, 2009 is provided in item 4.A.

4.B.2      Principal markets in which the Company competes

The Company’s principal asset as at June 30, 2009 was a 100% ownership interest in the Simberi Gold Oxide Project, which is situated on Simberi Island, the northern most island of the Tabar Islands Group, located in New Ireland Province of eastern Papua New Guinea. Gold produced by the Simberi Gold Oxide Project is sold in the international commodities markets.

4.B.3      Seasonality of the Company’s main business

The Company’s main business of exploring for, producing and selling gold is not subject to significant seasonal variations.

4.B.4      Availability of raw materials

The raw materials used by the Company in the production of gold are primarily ore mined; chemical reagents such as cyanide, lime, caustic soda, hydrochloric acid and carbon and diesel. Ore mined is sourced from Simberi Island, reagents are sourced primarily from Australia and Europe and diesel is purchased from Papua New Guinea suppliers . The Company does not have in place long term supply contracts for its raw materials and as such the price paid for those materials is subject to market fluctuations. With the exception of diesel, prices of raw materials have not demonstrated significant price volatility; the raw material prices for diesel are determined based on the price of oil in international commodities markets and has demonstrated significant price volatility over the three year period ended June 30, 2009.

4.B.5      Description of marketing channels

The Company sells the gold it produces in the international commodities markets. Gold available for sale is sold predominantly through either the Company’s existing hedge book at a fixed price of U.S.$700 per ounce or at the prevailing spot price denominated in United States dollars. Historically the counterparties for spot sales have been an Australian gold refinery or Australian financial institutions of good standing. With the exception of commitments under its hedge book, the Company does not have in place any long term contracts for the sale of gold.

The following table shows relevant hedging contracts by Allied Gold in relation to gold production as at June 30, 2009:

	Hedge commitments
Quarter	Ounces of gold to be delivered	U.S.$ per ounce
September, 2009	5,607	700
December, 2009	9,756	700
March, 2010	9,420	700
June, 2010	9,646	700
September, 2010	11,250	700
December, 2010	8,904	700
Total	54,583	700

In the period form July 1 2009 to February 26, 2010 Allied Gold Limited reduced its hedge commitment by a further 17,071 ounces through the delivery of gold into the hedge book. On February 26, 2010 Allied Gold Limited extinguished the last 37,512 ounces of its gold hedging programme giving the Company full price participation in all future production from the Simberi gold mine in Papua New Guinea.

The unwinding of the remaining hedges nine (9) months earlier than planned will now see the Company receive gold sales revenue at spot (currently US$1,250/oz) compared to US$700/oz receivable under the hedging program.

4.B.6       Dependency on patents, licences, contracts of processes

The success and / or profitability of the Company is not dependent on any patents, licences, contracts or processes with the exception of a dry hire contract dated August 2008 with Minesite Construction Services Pty Ltd relating to the hire of mining equipment. Further information regarding amounts paid under the dry hire contract is provided in note 26(j) to the attached financial statements.

4.B.7       Material effects of government regulation on the Company

The Company is subject to the laws of the various jurisdictions in which it operates. The legal system in Papua New Guinea in which jurisdiction the Company’s principal asset is located, is less developed than the legal systems of Australia and the United States. The potential risks associated with the Papua New Guinea legal system are described in Item 3.D of this report.

The Company has not experienced any material adverse effects arising from the operation of government regulation in any of the jurisdictions in which it operates.

4.C          Organisational Structure

Allied Gold Limited is the parent entity of the Allied Gold Limited group of companies. Set out below is the corporate structure of the Allied Gold Limited group of companies as at September 29, 2009. Allied Gold Limited controls, directly or indirectly, 100% of the voting capital of all entities presented in the structure (which are incorporated under the laws of the jurisdictions noted below). This structure differs from the structure in place at June 30, 2010 only in respect of the incorporation in September 2009 of ALD (ASG) Pty Ltd and ALD (SGC) Pty Ltd.

4.D          Property, plant and equipment

Allied Gold's major asset is its 100% owned Simberi gold project and mine (the "Simberi Project"), which is located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern PNG. In addition, Allied Gold owns 100% of an exploration license on Tatau and Big Tabar Islands, which are located in close proximity to Simberi Island.

Allied Gold's Simberi Project is located on Simberi Island in the Tabar Islands Group. The Simberi Project comprises:

(i)	an open-pit mining operation with an associated gold processing plant, located within ML 136, which comprises 2,560 ha on the eastern side of Simberi Island; and

(ii)	a larger 69 sub-block/233 km 2 area under EL 609 covering the remainder of Simberi Island and most of the adjacent Tatau and Big Tabar Islands to the south.

The Simberi Project comprises an open-pit mining operation with an associated gold processing plant, located within PNG mining lease 136 ("ML 136"), and an area under PNG exploration license 609 ("EL 609") covering the remainder of Simberi Island and most of the adjacent Tatau and Big Tabar Islands to the south. The Simberi Project is based on seven separate prospects on the eastern portion of Simberi Island (Sorowar, Samat North, Samat South, Samat East, Pigiput, Pigibo and Botlu South) and also includes other less well defined prospects and anomalies.

Title, Rights and Obligations
The Simberi Project is wholly-owned and operated by Allied Gold, through its wholly-owned subsidiaries, Nord Pacific and Simberi Gold Company Limited ("Simberi Gold"). ML 136 was granted to Simberi Gold on December 3, 1996 for a term of 12 years by the MRA. On May 4, 2007 the MRA granted Simberi Gold an extension on ML 136 for a term of ten years commencing on December 3, 2008 and ending on December 2, 2018.

The Company’s assets are subject to a charge in favour of the Company’s hedge providers. Details of the nature and extent of the security provided are provided in note 19 to the consolidated financial statements included at Item 17 of this Annual Report.

Mining Method
The current mine plan consists of the open pit mining of seven oxide deposits. The mining sequence was to commence at the smallest but highest grade deposits at Samat, then start mining at the largest deposit at Sorowar. Mining of Pigiput and Botlu would occur in conjunction with waste removal from Sorowar and finally the Pigibo deposit would be mined last. The Samat oxide pits have been depleted. Ore is currently being extracted from the Sorowar pit.

The Simberi Project mining operations consist of a conventional load and haul operation using a mixed fleet of owner and contractor equipment. Ore from the Sorowar pit is transported to the processing plant by an aerial conveying system. Currently just over 100,000t of ore per month is being mined.

The mineralisation in all oxide deposits excluding the deeper levels of the Sorowar deposit is disseminated to the point that there is very little internal waste. The limited waste present is still mineralised but at levels below cut-off and is contained in small pockets which would be inefficient to mine separately. For these reasons, all the material extracted from the pits excluding the deeper levels of the Sorowar deposit and selected zones within the Pigibo deposit will be treated as ore. Material taken from pits with no waste generation is termed "bulk mining", while material from pits that will produce waste is termed "selective mining". The decision to mine some material selectively is based on practicability and  economics.  Any  waste  generated  will  be  contained  within  the  mined  void,  thereby  mitigating  any  potential environmental impacts.

Mining operations commenced at the Samat East deposit in November 2007 to provide a parcel of ore for plant commissioning. In February 2008 after plant commissioning, ore was sourced from the Samat deposits (North, South and East) and the ore was delivered to the process plant via a 1,500 m long haul road. The Samat oxide pits have been depleted.

In May 2008 the Company's aerial conveying system (Ropecon) was commissioned and ore was mined from the Sorowar deposit and trucked approximately 400 m from the pit edge to the aerial conveying system dump pocket. The ore at Sorowar is free digging and mined by 45t hydraulic excavators and hauled to the dump pocket by 40t articulated trucks.

The dump pocket at Sorowar consists of a Stammler chain conveyor and hydraulic breaker rated at 600 wet tph. The ore is transferred from the breaker to the rope conveyor via a 49 m long sacrificial conveyor fitted with a metal detector. The rope conveyor consists of a 650 mm wide conveyor belt fitted with side skirts and has a capacity of 600 wet tph. The conveyor length is 2,498 m and falls a vertical distance of 210 m and is supported by 3 pylons placed on intervening ridges. At the bottom end of the rope conveyor, ore is transferred to a conventional overland conveyor over a distance of 359 m before ore is transferred to a radial stacker that can feed directly into the process plant dump pocket or can be discharged onto the run of mill stpockpile ("ROM"), which has a capacity of approximately 70,000 wet tonnes of ore. Ore on the ROM is either pushed by D6 dozer or tipped into the dump pocket by a Caterpillar 880 front end loader.

The process plant commissioned in February 2008 was designed to treat a nominal 2 Mt/a of ore and produce approximately 85 000 oz/a of gold.

Oxide Processing Plant

The process plant commissioned in February 2008 was designed to treat a nominal 2 Mt/a of ore and produce approximately 85 000 oz/a of gold.

The current process flowsheet for the Simberi gold mine is summarized as follows:

•
Ore is mined at the Sorowar mine site and trucked to the Sorowar feeder. The Sorowar feeder and breaker delivers ore to the rope conveyor that conveys ore to the plant site on the coast. The rope conveyor has capacity to transport 600 wet t/h.

•
The rope conveyor discharges onto an overland conveyor and then stacking conveyor both with current carrying capacity of 512 wet t/h. The stacking conveyor discharges as feed to the Pigiput feeder and sizer.

•	The Pigiput feeder/reclaimer feeds a wet scrubber. Water is added to the scrubber to slurry the ore. The capacity of the scrubber is a nominal 330 dry t/h.

•	Oversize from the scrubber has been fed to the ball mill but will feed directly to a pebble crushing circuit to be installed to reduce scats from the ball mill.

•	Scrubber undersize is pumped to a cyclone circuit. Cyclone underflow gravity flows to a ball mill.

•
Cyclone overflow passes to leach tanks. A trash screen is installed on the leach feed to minimise oversize material in the carbon-in-leach ("CIL") tanks that will potentially block the inter-tank screens.

•
The leaching and adsorption circuit at Simberi is comprised of a single leach stage followed by five CIL tanks. Recovery and adsorption efficiency is impacted by low pulp density and reduced residence time. The CIL circuit design includes only five stages of adsorption and does not deliver an acceptable soluble loss.

•
The acid wash and elution functions are performed in a single 5t capacity column. The column is butyl lined carbon steel. The acid wash and rinse are performed at ambient temperature. The elution process is AARL with pregnant liquor stored in a 98 m 3 tank in closed circuit with two electrowinning cells. A kiln is used to regenerate the carbon.

•
Tailings are discharged using Deep Sea Tailings Placement ("DSTP"). The slurry is diluted with sea water to the ratio of 8:1 sea water to tailings volume. The diluted tailings overspills a central well in the dilution tank and flows by gravity from the outer annulus of the tank to the DSTP pipeline to be discharged 115 m below surface level on a steep submarine slope.

•
Quicklime is currently fed dry onto the ball mill feed conveyor from a variable speed screw conveyor from the quicklime storage bin. Coarse granular quicklime is purchased in bulk bags (arriving in sea containers) and manually handled into the storage bin by plant operations personnel.

Environmental considerations
Currently, the Simberi gold mine is permitted to mine and process oxide ore at a nameplate capacity of 2 Mt/ annum with a nominal production capacity of 84,000 oz/annum.

Prior to construction, Simberi Gold was required to implement an Environmental Management and Monitoring Program ("EMMP"). Nord submitted a draft EMMP in May 1999 and an amendment to the EMMP (now known as the "EMP") addressing changes to the previous scope, prepared by Nord Pacific's consultants, was submitted in July 2003.

A baseline environmental survey was undertaken in June 2003 and two further supplementary environmental baseline studies were completed in March 2004 and December 2004. During the environmental baseline studies a network of monitoring stations was established to support the ongoing collection of data. The 2005 feasibility study conducted on the Simberi Project addressed the environmental impacts associated with open cut mining operations and haul roads, ore processing operations, pipeline and power line corridors, deep sea tailings placement and project infrastructure. The mitigating engineering measures incorporated into the designs are also described in the 2005 feasibility study. A letter dated February 24, 2004 from the Acting Secretary for the Department of Environment & Conservation confirms that the Environmental Plan Approval for the Simberi Project that was issued on December 30, 1996 under the Environmental Planning Act 1978 is valid and deemed to be an Environmental (Waste Discharge) Permit for the purposes of the Environment Act 2000. It also notes that the Department of Environment and Conservation is processing the amendment application which was submitted due to the changes in the mine plan and engineering concept. A further update to the EMP was prepared and submitted in conjunction with the Optimised Feasibility Study and is under consideration by the Department of Environment and Conservation.

In 2008, Coffey Natural Systems undertook a compliance monitoring audit. This report showed compliance in most areas, with any impacts consistent with predictions made in the Environmental Plan submitted with Simberi Gold's original mining lease application. Coffey recommended focusing attention on controlling erosion and sedimentation upstream in order to reduce the impacts on the nearshore fringing coral reef and on the streams and rivers around Simberi Island.

Expansion and development plans

Suphide Development Prefeasibility Study

In December 2008, engineering and metallurgical consultancy companies were approached to assist the company with a Sulphide Development Prefeasibility Study. GR Engineering Services were engaged to provide process and engineering design, and metallurgical consultants, Battery Limits were retained as owners representative for the study. The study progress started with a Scoping Study that was used to the identify a range of processing options that may be applicable to treat Simberi sulphide ores and to bench mark these options against other existing operations.

The scoping study identified a range of processes to treat refractory ores including production of a gold pyrite concentrate for sale or toll treatment (smelter), pressure oxidation (such as used at Lihir), heap leaching, bio- oxidation, and roasting. Capital and operating costs were estimated and financial performance that included a technical risk assessment of the options were compared. Producing and selling a concentrate and roasting were found to be most applicable to Simberi pending further metallurgical testwork.

Phase 1 metallurgical testwork has been completed and this focused on comminution and ßoatation and resulted in a concentrate containing about 30g/t (~1oz/t) gold from sulphide material with a 3.5g/t head grade. The concentrate mass pull was approximately 12% (120kg of concentrate per tonne of material treated). Ultra fine grinding down to 5 microns did not result in an appreciable recovery when subjected to a cyanide leach which tends to indicate the gold is likely in solution within the pyrite lattice.

Two master sample composites have been generated from the 5 metallurgical holes to be used inphase 2 of the testwork program which will look at ßotation variability and optimisation of the two main lithological units represented by the mineralised zone. This includes the hanging wall tuffs that display clay-pyrite and silica carbonated pyrite alteration, and the footwall porphyry host rocks dominated by chloritic alteration and showing increasing quartz- carbonate alteration. Testwork will also be performed on oxidation of sulphides by pressure oxidation and by roasting.

With the completion of the metallurgical test work and finalisation of the infill drilling a reserve estimate, and a preferred process route will have been defined and a prefeasibility study will be delivered in March 2010 quarter.

Plant optimisation and debottlenecking

Given the low grade of Simberi oxides that are now coming into reserves due to the current high gold prices, the company has embarked on optimisation of the process plant to achieve maximum throughput and also an expansion of the plant to 3Mtpa to accommodate the increase in Reserves and maintain gold production above 85,000 ounces per year but with capacity to produce in excess of 100,000 ounces per year as higher grade presents.

A plant debottlenecking investigation via a downtime analysis has been completed and has highlighted areas that have impacted on plant throughput and recovery. Debottlenecking projects have been implemented and include, but are not limited to;

•	Redesign and modification of the Sorowar and Pigiput ore reclaimers

•	Installation of conveyor covers to minimise excess moisture in ore

•	Installation of a scats crusher

•	Increase capacity of the cyclone circuit

•	Increase leach feed pump capacity

•	Increase intertank carbon screen capacity

•	Installation of a leach tank de-gritting system (spiral)

•	Replace existing leach and CIL tank agitator gearboxes

•	Installation of a separate acid wash column

•	Install a lime slaker

•	Review plant maintenance programs and implement an appropriate system

•	Implementation of formalised plant operator training

The estimated cost for plant debottlenecking programs is A$3.8 million.

Oxide Plant Expansion

The 3Mtpa plant expansion study has identified required upgrades in the areas of: ore handling & reclaim, grinding & classiÞcation, leaching & absorption, elution & gold recovery, and tailings thickening & disposal. The main equipment additions includes;

•	2.5MW Semi Autogenous Grinding (SAG) mill 6.7m in diameter with an Effective Grinding Length (EGL) of 3.2m, operating in closed circuit with the scats crusher and new classification cyclones

•	Two new 2,500m2 mechanically agitated leach tanks with oxygen added to be supplied by a Pressure Swing Absorption Plant (PSA), 5 tpd capacity

•	A 26m diameter high rate tailings thickener and ßocculant plant located adjacent to the Deep Sea Tailing Disposal (DSTP) tank at Pigiput Bay

•	Upgrade of the ore handling and conveyor system to a capacity of 600 wet tph

•
Increase in power generating capacity to 6MW installed. Concurrently a power generation study has been completed that is addressing use of Heavy Fuel Oil (HFO) over the current power station operation that is diesel fueled

The estimated capital cost for the plant expansion to 3Mtpa is approximately A$28 million and the expanded facility could be completed and commissioned by last quarter 2010.

Resources and reserves

Simberi Mineral Resources

The Simberi Project resources have been classified in accordance with the guidelines of the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC, 2004) ("JORC"). The resource classification was based on data quality, data density, confidence in the geological interpretation and confidence in the estimation. The resources have been classified as Inferred and Indicated.

The following table (Table 19-2 from the Technical Report) details the Simberi Project resources as last reported by Allied Gold in May 2009. Figures include approximately 2.2 Mt mined between August 2008 and August 2009.

	Measured			Indicated			Inferred
	Mt	g/t Au	koz	Mt	g/t Au	koz	Mt	g/t Au	koz
Sorowar(1)
oxide	8.00	1.30	334	9.10	1.08	316	3.70	1.05	125
transitional	0.30	1.29	12	1.10	1.21	43	0.40	1.01	13
sulphide	0.90	0.90	26	6.00	0.93	179	28.90	0.88	818
transitional pods	0.30	1.06	10	0.20	1.01	6	0.10	0.79	3
transitional pods type(2)			0	0.10	0.79	3
sulphide pods	0.40	1.01	13	0.90	0.84	24	1.00	0.72	23
Total	9.90	1.24	396	17.40	1.02	572	34.10	0.90	981
Pigicow(2)				0.15	1.65	8	0.29	1.30	12
oxide
transitional							0.11	1.29	4
sulphide							2.00	1.26	81
Total				0.15	1.65	8	2.39	1.26	97
Bekou(3)
oxide				0.04	1.74	2	0.06	1.14	2
transitional				0.01	1.17	0	0.05	1.16	2
sulphide				0.02	1.93	1	0.92	1.39	41
Total				0.07	1.75	4	1.02	1.36	45
Pigiput(4)
oxide	4.10	0.97	128	3.30	0.92	98	0.90	0.94	27
transitional				0.30	1.13	11	1.40	0.83	37
sulphide				10.00	1.67	537	33.70	1.26	1,365
Total	4.10	0.97	128	13.60	1.48	645	36.00	1.24	1,430
Pigibo + Botlu
Pigibo(5)
oxide							2.10	1.10	74
transitional							1.40	1.50	68
Botlu
oxide	1.22	1.14	45	0.45	1.23	18	0.31	1.20	11
transitional							1.50	1.80	87
Total	1.22	1.15	45	0.45	1.24	18	5.31	1.41	240
Simberi Total	15.22	1.16	569	31.60	1.22	1,243	77.80	1.10	2,748

1 Golder — Jan 2009
2 Golder — May 2006
3 Golder — Nov 2006
4 Golder — May 2009

Mineral Reserves

Mineral reserves for the Sorowar deposit are based on a 2009 technical report, with reserves depleted by mining up to the end of July 2009.

Mineral reserves for the Botlu South deposit are based on historical reserves from a 2005 Optimised Feasibility Study, depleted by mining up to the end of May 2009. No further mining occurred at Botlu South between May 2009 and the end of July 2009.

Mineral reserves for the three Samat deposits (Samat East, Samat South and Samat North) are based on historical reserves from a 2005 Optimised Feasibility Study, depleted by mining up to the end of July 2009.

Mineral reserves for the Pigiput deposit are based on a 2009 technical report. No mining of the Pigiput deposit had taken place up until the end of July 2009.

All technical reports were completed by Golder Associates.

The original mineral reserve estimates are prepared in accordance with JORC. The pit optimisation runs on which the mineral reserves are based did not consider material in the Inferred resource category and hence the pit limits are not driven by any Inferred resources. However, the pit designs resulting from these optimisations do include some Inferred class material and this is reported separately from the mineral reserves.

The following table shows the Proven and Probable Mineral Reserves and the Inferred Resources contained within the various designed pits.

Mineral Reserves and Resources within Design Pits

Deposit	Tonnage (Mt)	Grade Au (g/t)
Sorowar
Proven	8.57	1.22
Probable	7.07	1.21
Total Mineral Reserves	15.64	1.22
Inferred Resource	0.59	0.91
Pigiput
Proven	2.76	1.07
Probable	2.77	1.00
Total Mineral Reserves	5.53	1.03
Inferred Resource	0.12	1.12
Samat North
Proven	0.01	2.02
Probable	0.01	1.91
Total Mineral Reserves	0.02	1.97
Inferred Resource	0.003	1.23
Samat East
Proven
Probable	0.13	1.76
Total Mineral Reserves	0.13	1.76
Inferred Resource	0.004	1.86
Samat South
Proven	0.02	3.47
Probable	0.02	4.05
Total Mineral Reserves	0.03	3.78
Inferred Resource	0.0005	3.18
Botlu
Proven	0.74	1.35
Probable	0.12	1.61
Total Mineral Reserves	0.86	1.39
Inferred Resource	0.02	1.40
Pigibo
Proven	0.00	0.00
Probable	0.00	0.00
Total Mineral Reserves	0.00	0.00
Inferred Resource	1.22	1.29
Total — All Pits
Proven	12.10	1.20
Probable	10.11	1.17
Total Mineral Reserves	22.21	1.18
Inferred Resource	1.95	1.17

The following table shows the Mineral Reserves and the Inferred Resources contained within the various designed pits.

Mineral Reserve and Inferred Resource by Material Type

	Oxide		Transitional		Sulphide		Total
Classification	Tonnes (Mt)	Au (g/t)	Tonnes (Mt)	Au (g/t)	Tonnes (Mt)	Au (g/t)	Tonnes (Mt)	Au (g/t)

Sorowar
Proven	7.61	1.23	0.58	1.10	0.38	1.10	8.57	1.22
Probable	5.81	1.17	0.52	1.29	0.74	1.49	7.07	1.21
Sorowar Mineral Reserves	13.42	1.21	1.10	1.19	1.12	1.36	15.64	1.22
Inferred Resource	0.52	0.86	0.00	0.82	0.06	1.39	0.59	0.91
Pigiput
Proven	2.76	1.07					2.76	1.07
Probable	2.62	0.97	0.15	1.48	0.00	1.89	2.77	1.00
Pigiput Mineral Reserves	5.37	1.02	0.15	1.48	0.00	1.89	5.53	1.03
Inferred Resource	0.10	1.14	0.02	0.98			0.12	1.12
Samat North
Proven	0.01	2.02					0.01	2.02
Probable	0.01	1.18	0.00	4.03			0.01	1.91
Samat North Mineral Reserves	0.01	1.91	0.01	2.02			0.02	1.97
Inferred Resource	0.003	1.23					0.003	1.23
Samat East
Proven
Probable	0.13	1.76					0.13	1.76
Samat East Mineral Reserves	0.13	1.76					0.13	1.76
Inferred Resource	0.004	1.86					0.004	1.86
Samat South
Proven	0.02	3.47					0.02	3.47
Probable	0.01	4.05	0.01	4.05			0.02	4.05
Samat South Mineral Reserves	0.02	3.61	0.01	4.05			0.03	3.78
Inferred Resource	0.0005	3.18					0.0005	3.18
Botlu South
Proven	0.74	1.35					0.74	1.35
Probable	0.12	1.61					0.12	1.61
Botlu South Mineral Reserves	0.86	1.39					0.86	1.39
Inferred Resource	0.02	1.40					0.02	1.40
Pigibo
Proven	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Probable	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Pigibo Mineral Reserves	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Inferred Resource	1.22	1.29	0.00	0.00	0.00	0.00	1.22	1.29
Total All Deposits
Proven	11.14	1.20	0.58	1.10	0.38	1.10	12.10	1.20
Probable	8.69	1.13	0.69	1.39	0.74	1.49	10.11	1.17
Total Mineral Reserves	19.83	1.17	1.26	1.26	1.12	1.36	22.21	1.18
Total Inferred Resource	1.87	1.16	0.02	0.95	0.06	1.39	1.95	1.17

The stated Mineral Reserves are included in the Mineral Resources.

As part of the mine planning process, the effect of changes in variables such as price and metallurgical recovery were examined. There are no particular factors other than those covered in this report that would have a significant impact upon these estimates.

The 1.95 Mt of Total Inferred Resource is not included in the Total Mineral Reserve Estimate.

There are currently no Resources classified as Measured or Indicated for the Pigibo Deposit. This deposit is a large proportion of the Total Inferred Resource. An in-fill drilling program is currently underway at Pigibo with the objective being to upgrade the confidence level in the mineral resources.

The three Samat pits contain a relatively small amount of remnant material. This material has been included in the reserve estimation for completeness.

5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A	Operating results

Year ended June 30, 2009 as compared to year ended June 30, 2008

For the year ended June 30, 2009, Allied reported revenue of A$77,467,668 and a net loss of A$8,226,666 or A$1.92 cents per share, compared with revenue of A$23,393,798 and a net loss of A$9,538,963 or 2.70 cents per share for the year ended June 30, 2008. The results for the year ended June 30, 2009, as compared to the year ended June 30, 2008, reflect:

•
The year ended June 30, 2009 reflects a full year of production from the Simberi Gold Mine compared to five months of production, for the period February 2008 to June 2008, in the year ended June 30, 2008. The table below summarises the key operating statistics for Allied Gold’s mining and processing activities for the years ended June 30, 2008 and June 30, 2009.

		Volume
Key operating statistic	Unit of measure	12 months ended June 30, 2009	February 1, 2008 to June 30, 2008
Waste mined	tonnes	199,746	81,390
Ore mined	tonnes	1,708,765	416,627
Ore processed	tonnes	1,654,149	411,297
Grade	grams of gold / tonne	1.64	2.95
Recovery	%	83.2	84.3
Gold produced	ounces	72,609	33,068
Gold sold	ounces	69,886	28,364

•	The increased mining and processing activities in the year ended June 30, 2009 had the following impacts on the income statement for the year ended June 30, 2009 compared to June 30, 2008:

o	Revenue from gold sales increased by A$54,073,870 due to an increase of 41,522 in the number of ounces sold and in increase in the average revenue per ounce from $A825 in 2008 to $A1,108 in 2009.

o
An increase of $11,901,930 in depreciation and amortisation charges from A$6,535,499 in the year ended June 30, 2008 to A$18,437,429 for the year ended June 30, 2009. A significant proportion of depreciation and amortisation expense is determined using the units of production basis and as such varies increases or decreases based on variations in gold production.

o	An increase in cash operating costs included in costs of sales (net of changes in value of inventory) from A$18,094,662 in the year ended June 30, 2008 to A$49,688,611 in the year ended June 30, 2009.

•
An increase in corporate expenses from A$4,404,307 in the year ended June 30, 2008 to A$7,545,907 in the year ended June 30, 2009. The increase in corporate expenses during this period was primarily the result of the establishment of the required corporate support and infrastructure necessary to support the Allied Group following the transition of the Simberi mine from the development phase into gold production.

•
An increase in financial expenses from $A1,189,685 in the year ended June 30, 2008 to $A3,396,347 in the year ended June 30, 2009 due to all finance expense being required to be reflected in the income statement in the year ended June 30, 2009. In the year ended June 30, 2008, finance expenses amounting to $A2,025,797 that were incurred prior to the commencement of production in February 2008 were capitalised as development costs.

•
In the year ended June 30, 2009, Allied Gold recorded an impairment loss of A$1,214,402 in relation to shareholdings in various listed companies, the value of which had declined significantly following a general decline in global equity markets during that period. No such impairment loss was recorded in the year ended June 30, 2008.

•
In the year ended June 30, 2009, Allied Gold reported a net increase in cash and cash equivalents of $A20,124,070 compared to a net decrease of 12,503,812 in cash and cash equivalents in the year ended June 30, 2008, The improved cash flow generation in the year ended June 30, 2009 was primarily due to:

o
Cash generated from operating activities of $A21,563,200 compared to cash used by operating activities of $A282,620 in the year ended June 30, 2008 due to an increase in gold sold in the year ended June 30, 2009 and $A5,122,882 of proceeds from the settlement of derivatives pursuant to a restructuring of Allied Gold’s hedge book in the year ended June 30, 2009

o
Cash used by investing activities decreased from A$53,313,997 in the year ended June 30, 2008 to A$24,402,510 in the year ended June 30, 2009 due primarily to reduced expenditure on property, plant and equipment in the year ended June 30, 2009 following the completion construction activities during the period and a reduction in exploration expenditure incurred by Allied Gold in relation to the exploration licence pursuant to the letter of intent entered into with Barrick in March 2008.

o
A decrease in cash generated from financing activities from $A41,092,805 in the year ended June 30, 2008 to A$22,963,380 in the year ended June 30, 2009 due to repayment of borrowings totalling A$16,407,977 in the year ended June 30, 2009.

Year ended June 30, 2008 as compared to year ended June 30, 2007

For the year ended June 30, 2008, Allied reported revenue of A$23,393,798 and a net loss of A$9,538,963 or 2.70 cents per share, compared with nil revenue and a net loss of A$1,800,611 or 0.70 cents per share for the year ended June 30, 2007. The results for the year ended June 30, 2008, as compared to the year ended June 30, 2007, reflect:

•
The year ended June 30, 2008 reflects five months of production from the Simberi Gold Mine for the period February 2008 to June 2008 compared to nil months of production, for the year ended June 30, 2007. The table below summarises the key operating statistics for Allied Gold’s mining and processing activities for the years ended June 30, 2007 and June 30, 2008.

		Volume
Key operating statistic	Unit of measure	1 February 2008 to June 30, 2008	Year ended June 30, 2007
Waste mined	tonnes	81,390	Nil
Ore mined	tonnes	416,627	Nil
Ore processed	tonnes	411,297	Nil
Grade	grams of gold / tonne	2.95	Nil
Recovery	%	84.3	Nil
Gold produced	ounces	33,068	Nil

•	The commencement of mining and processing activities in the year ended June 30, 2008 had the following impacts on the income statement for the year ended June 30, 2008 compared to June 30, 2007:

o	Revenue from gold sales of A$20,393,798 was recorded in the year ended June 30, 2008.
o
An increase of $6,427,860 in depreciation and amortisation charges from A$107,639 in the year ended June 30, 2007 to A$6,535,499 for the year ended June 30, 2008. A significant proportion of depreciation and amortisation expense is determined using the units of production basis and as such increased significantly with the commencement of gold production in the year ended June 30, 2008.

o
An increase in cash operating costs included in costs of sales from A$Nil in the year ended June 30, 2008 to A$18,094,662 in the year ended June 30, 2009. During the construction phase that took place until the commencement of production in February 2008 the majority of site costs were capitalised as development costs. On the commencement of production, other than costs that could be attributed directly to capital projects all site costs have been expensed in the income statement.

•
An increase in corporate expenses from A$2,826,386 in the year ended June 30, 2007 to A$4,404,307 in the year ended June 30, 2008. The increase in corporate expenses during this period was primarily the result of the establishment of the required corporate support and infrastructure necessary to support the Allied Group as the Simberi mine moved into the production phase.

28

•
An increase in financial expenses from $Nil in the year ended June 30, 2007 to $A1,189,685 in the year ended June 30, 2008 due to the drawdown of loan funds by Allied Gold during the year ended June 30, 2008 to assist with the financing of the development of the Simberi mine. In the year ended June 30, 2008, finance expenses amounting to $A2,025,797 that were incurred prior to the commencement of production in February 2008 were capitalised as development costs.

•
In the year ended June 30, 2008, Allied Gold reported a net decrease in cash and cash equivalents of $12,503,812 compared to a net decrease in cash and cash equivalents of 42,758,028 in the year ended June 30, 2007, The improved cash flow generation in the year ended June 30, 2009 was primarily due to:

o	In the year ended June 30, 2008, Allied Gold generated A$21,748,690 in receipts from gold sales. No such proceeds were generated in the year ended June 30, 2007..
o
In the year ended June 30, 2008, Allied Gold generated net cash inflows of A$41,092,805 from equity raisings and draw downs under financing facilities compared to A$17,992,383 in cash flows generated from equity raisings in the year ended June 30, 2007.

o	Expenditure of A$58,313,997 on development and exploration and evaluation expenditures in the period ended June 30, 2008 was A$5,647,910 lower than in the period ended June 30, 2007.

5.B          Liquidity and capital resources

Cash position as at June 30, 2009

Allied Gold’s cash position as at June 30, 2009 was A$20,529,979 in available cash and cash equivalents, an increase of A$20,375,799 from A$154,180 cash on hand at June 30, 2008. This increase in cash was primarily due to cash generated from operating activities resulting from increased sales of gold in the year ended 30 June 2009 and A$5,122,882 in proceeds from the settlement of derivatives pursuant to a restructure of Allied Gold’s hedge book that was undertaken in the year ended 30 June 2009.

Finance Activities, Liquidity and Capital Resources

Allied had a US$25 million finance facility set aside for the construction of the Simberi Gold Mine. This facility was retired during the year ended June 30, 2009, 21 months ahead of schedule. A condition precedent of this financing facility was that Allied enter into a hedging program for a specified number of ounces of gold. Under the hedging program, Allied hedged 170,000 oz of gold at an effective price of US$700/oz for delivery between March 2008 and December 2011. In the course of the financial year ending 30 June 2009, the hedge book was restructured through the close out of in the money put options maturing in the period March 2011 to December 2011 yield cash proceeds of A$5,122,882 to the Allied Group. A subsequent restructuring of sold call options maturing in the period March 2010 to December 2011 reduced the duration of the hedge book by approximately twelve months.

As at 30 June 2009, Allied Gold’s remaining obligations under the hedge book were:

	Year ending 30 June 2010		Year ending 30 June 2011		Total
Put options (US Dollar / Gold)
Amount (ounces)		39,748		20,154		59,902
US$/oz	US$	700	US$	700	US$	700
Call options (US Dollar / Gold)
Amount (ounces)		34,429		20,154		54,583
US$/oz	US$	700	US$	700	US$	700

During the years ended June 30, 2007 through 2009, the Company has principally funded its activities through equity raisings which can be summarized as follows:

•	In the year ended June 30, 2007, Allied completed private placements for gross proceeds of A$18,729,457;

•	In the year ended June 30, 2008, Allied completed private placements for gross proceeds of A$26,891,855; and

•	In the year ended June 30, 2009, Allied completed private placements for gross proceeds of A$41,575,365.

Allied’s cash position as at June 30, 2009 consists of A$20,529,979 in available cash and cash equivalents.

The Company’s financial commitments and contingent liabilities are generally limited to controllable expenditures at the Simberi Project. The Company’s material financial commitments and contingent liabilities are as follows:

•
Leases for office premises, operating leases for various plant and machinery and payments for the charter of aircraft under non-cancellable operating leases expiring within 1 to 5 years, in the amount of A$4,258,736.

•	Commitments in relation to finance leases for the hire of mining equipment expiring within 1 to 5 years, in the amount of A$9,880,008.

•
A required expenditure of A$900,900 during the next year in order to proceed with the development of the Simberi Project and to maintain current rights of tenure to Australian and PNG exploration tenements. Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon expiry of the exploration leases or when application for a mining licence is made and have not been provided for in the accounts. These obligations are not provided for in the financial statements. Under the terms of the letter of intent signed with Barrick in March 2008, this expenditure is expected to be met by Barrick.

•	Committed capital expenditures of A$2,057,571 for the Simberi Gold Mine processing plant and sulphide pre-feasibility study.

5.C          Research and development, patents and licenses etc.

Not applicable

5.D          Trend information

Not applicable.

5.E          Off balance sheet arrangements

Not applicable.

5.F           Tabular disclosure of contractual obligations

Set out below are the remaining contractual maturities of the Company’s contractual obligations as at June 30, 2009:

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Finance lease obligations	9,880,008	4,559,600	5,320,408	-	-
Operating lease obligations	4,258,736	2,129,368	2,129,368	-	-
Purchase obligations	2,057,571	2,057,571	-	-	-
Derivative liabilities	16,543,992	10,435,357	6,108,635	-	-
Other liabilities	23,957,281	21,174,735	-	-	2,782,546
	56,697,768	40,356,811	13,558,411	-	2,782,546

5.G          Safe Harbour

In accordance with Safe Harbor Provisions referred to in Item 5G as provided for in Section 27A of the Securities Act (“Statutory Safe Harbors”) the Company applies same to any forward looking information provided by it in response to Item 5E and 5F hereof, as well as the Items (4 and 5) referred to in Item 5F except to the extent that same relates to historical facts.

6	Directors, Senior Management and Employees

6.A	Directors and Senior Management
Directors
The following table sets out the names and municipalities of residence of the directors and officers of the Company, positions held by them with the Company, the date on which they commenced their positions, and the number and percentage of Allied Gold Shares beneficially owned, or controlled and directed, directly or indirectly, by them.

Name and municipality of residence	Position	Appointed	Shares owned

Mark V Caruso	Executive Chairman
Executive Chairman	and Chief Executive
Perth, Australia	Officer, Allied Gold	May 26, 2003	7,685,193

Gregory H Steemson
Non-Executive Director
Perth, Australia	Director	June 14, 2005	1,100,000

Anthony Lowrie
Non-Executive Director
London, United Kingdom	Director	March 9, 2007	1,635,460

Montague House
Non-Executive Director
Perth, Australia	Director	March 4, 2009	10,000

Frank Terranova
Executive Director and Chief
Financial Officer	Director and Chief	December 10,
Brisbane, Australia	Financial Officer	2009	1,000

Biographical information for each member of the Board of Directors, including their principal occupations for the last five years, is set forth below. No member of the Board of Directors is currently subject to a non-competition or non-disclosure agreement with the Company.

Mark V. Caruso, Director and Executive Chairman — Mr. Caruso has served as Executive Chairman and Chief Executive Officer since of Allied Gold since May 2003 (with the exception of a period between January 2008 and October 2008, during which Mr. Caruso resigned his position as Chief Executive Officer as Allied Gold appointed another individual to that position; following this individual's resignation in October 2008, Mr. Caruso resumed the position of Chief Executive Officer of the Company). Mr. Caruso has also served as Managing Director of Mine Site Construction Services since February 1991 and as a director and Chief Executive Officer of Mineral Commodities from September 2000 until May 2009. Mr. Caruso is also a director of Simto Australia Pty Ltd. which is involved in mining, earthmoving, and civil engineering construction earthworks. Former directorships of public listed companies in the last 3 years are CI Resources Limited (October 2003 until May 2007) and ORT Limited (August 2003 until August 2005).

Gregory H. Steemson, Non-Executive Director — Mr. Steemson, FAusImm, is a qualified geologist and geophysicist with an extensive background in exploration and the development and management of mining projects. He is Chief Executive Officer of Mineral Commodities Limited (since May 2009) and a director of Mineral Commodities Limited (since January 2001) and Carbine Resources Limited (since December 2008). Former directorships of public listed companies in the last 3 years include Sandfire Resources NL, for which he served as Managing Director (June 2003 until August 2007). Mr. Steemson is a member of the Audit, Compliance and Risk Committee and the Remuneration and
Nomination Committee.

Anthony Lowrie, Non-Executive Director — Mr. Lowrie has considerable corporate and finance experience. He was Chairman of ABN AMRO Asia Securities Limited having originally been a partner of Hoare Govett Ltd, which he joined in 1973. Mr. Lowrie is currently a director of Kenmare Resources PLC and the Edinburgh Dragon Trust Ltd. His former directorships include JD Wetherspoon PLC, ABN AMRO Bank Limited, Dragon Oil plc, Quadrise Fuels International Ltd. and The Thai Euro Fund. Mr. Lowrie is a member of the Remuneration and Nomination Committee.

Montague House, Non-Executive Director — Mr. House is a member of the Australian Institute of Company Directors and was previously a Member of Parliament in Western Australia from February 1986 until February 2005. Mr. House was elected as Deputy Leader of the National Party in 1988. He is also a director of Landgate Western Australia and Latent Petroleum. Mr. House is Chairman of the Audit, Compliance and Risk Committee and a member of the Remuneration and Nomination Committee.

Frank Terranova, Director and Chief Financial Officer — Mr. Terranova has been Chief Financial Officer of Allied Gold since May 2008. He is a chartered accountant with extensive experience in corporate finance and financial risk management predominantly within the mining and manufacturing industries. He has held many positions with various ASX-listed corporations. From November 2007 until April 2008, Mr. Caruso was a self-employed finance consultant. He served as Chief Financial Officer of Queensland Cotton Limited from December 2004 until October 2007. From October 2002 until December 2004, Mr. Terranova served as a consultant to Novabank Pty Ltd., and prior thereto he was treasurer of AMC/Newmont (Australia) from April 2000 until October 2002.

Senior Management
Biographical information for each member of the Company's management other than for Mr. Mark Caruso and Mr. Frank Terranova, whose biographical information is set out above, is set forth below. No member of the Company's management is currently subject to a non-competition or non-disclosure agreement with the Company.

Peter Torre, Company Secretary — Mr. Torre is the principal of the corporate advisory firm Torre Corporate which provides corporate secretarial services to a range of listed companies. Prior to establishing Torre Corporate in July 2003, Mr. Torre was a partner of an internationally affiliated firm of Chartered Accountants working within its Corporate Services Division for over nine years where he also held the position of Chairman of the National Corporate Services Committee. Mr. Torre holds a Bachelor of Business, is a Chartered Accountant, a Chartered Secretary and is a member of the Institute of Company Directors.

Ross Hastings, Manager Resource and Development — Mr. Hastings is a geologist with over 20 years international experience working in the minerals industry with a majority of that time working in Papua New Guinea, at Ok Tedi copper mine in the roles of Geotechnical Superintendent and the Manager Mining, and at the Misima gold mine as Chief Geologist. Since 1996, Mr. Hastings has been involved in the Simberi Project where his roles have included management of exploration and the feasibility and pre-development studies for mine construction.

Peter DuPlessis, Manager Simberi Operations — Mr. DuPlessis is a qualified Mine Surveyor and Mine Manager with over 35 years experience in deep and shallow mining. Mr. DuPlessis has held senior management positions at a number of mining companies.

6.B         Compensation

The remuneration report is set out under the following main headings:
A.	Principles used to determine the nature and amount of remuneration.
B.	Details of remuneration
C.	Service Agreements
D.	Share-based compensation
E.	Additional Information.

The information provided in this remuneration report has been audited as required by section 308(3C) of the Corporations Act 2001.

A.	Principles used to determine the nature and amount of remuneration

The objective of the Group’s remuneration framework is to attract and retain executives of sufficient calibre to facilitate the efficient and effective management of the Group’s operations and to ensure that executive remuneration is competitive and appropriate for the results delivered. The Board reviews the remuneration packages of all directors and executive officers on an annual basis and makes recommendations regarding the structure and value of those packages.

Remuneration packages are reviewed with due regard to competitiveness, performance, alignment with shareholders’ interests, capital management and other relevant factors. The remuneration framework provides a mix of fixed and at risk compensation.

The remuneration framework is aligned to shareholders’ interests through:
•	incentive payments having as a core component growth in shareholder wealth through growth in share price;
•	incentive payments focusing on the production of gold, a key non-financial driver of economic profit; and
•	attracting and retaining high calibre executives.

The Board has established a remuneration and nomination committee which provides advice on remuneration and incentive policies and practices and specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

The Executive Chairman is not present for any discussions relating to determination of his own remuneration.

Non-executive directors
Fees payable to non-executive directors reflect the demands which are made on, and the responsibilities of, the individual director. Non-executive directors’ fees and payments are reviewed annually by the Board. During the year certain non-executive directors received share options in accordance with a resolution approved by shareholders at the company’s Annual General Meeting held on 28 November 2008.

Directors’ fees
The current base remuneration for directors was last reviewed with effect from 1 October 2008. There are no additional yearly fees payable to any director who is a member of any board committee.

Non-executive directors’ fees are determined within an aggregate directors’ fee pool limit. The current fee pool limit of $500,000 was approved by shareholders at the Annual General Meeting on 28 November 2008.

Executive pay
Executives are offered a competitive base pay that consists of fixed components plus incentive payments that are payable at the Board’s discretion. Base pay for senior executives is reviewed annually to ensure each executive’s pay is competitive with the market.

The executive remuneration framework has three components:
•	base pay and benefits, including superannuation;

•	short term cash based incentives available to nominated executives; and
•	long term incentives through participation in the Employee Option Plan.

Base pay
Total base pay, including superannuation, can be structured as a total employment package which may be delivered as a combination of cash and prescribed non-financial benefits at the individual executive’s discretion.

Base pay for executives is reviewed annually to ensure market competitiveness or any change in the executive’s role and responsibilities.

There are no guaranteed base pay increases included in any executive remuneration contracts.

Employee Option Plan
The Allied Gold Limited employee option plan was re-approved by shareholders at the Annual General Meeting on 28 November 2008. The plan is designed to provide long term incentives for senior employees (including directors) to deliver long term shareholder returns.

A.	Details of Remuneration

The key management personnel of the Allied Gold Limited Group are the directors of Allied Gold Limited and those executives that reported directly to the Chief Executive Officer between 1 January 2008 and 3 October 2008 or to the Executive Chairman at any other time during the period 1 July 2007 to 30 June 2009 as follows:

-	Mr Frank Terranova, Chief Financial Officer (appointed 1 May 2008)
-	Mr Ross Hastings, Manager Resource and Development
-	Mr Peter Torre, Company Secretary
-	Mr Peter Du Plessis, Resident Manager Simberi Operations (appointed 19 August 2008)
-	Mr Albert Longo, Chief Financial Officer (until 30 April 2008)
-	Mr Bob Burban, Exploration Manager (resigned 18 March 2008)
-	Mr Fergus Hart, Resident Manager Simberi Operations (resigned 29 September 2008)
-	Mr Grant Brock, Chief Operating Officer (resigned 4 January 2008)
-	Mr Tony Bubb, Mining Manager (resigned 30 June 2009)

Details of the remuneration of directors and the key management personnel of Allied Gold Limited and the Allied Gold Limited Group are set out in the following tables.

Key management personnel of the Group and other executives of the Company and the Group – year ended 30 June 2009

Name	Short-term employee benefits - Cash salary and fees& $	Post employment benefits $	Share based payments (non cash) $	Total $
Non-executive directors
M House	25,000	-	-	25,000
A Lowrie	74,250	-	228,451	302,701
G Steemson	74,250	-	228,451	302,701

Sub-total non–executive directors	173,500	-	456,902	630,402
Executive directors
M Caruso	360,600	-	1,198,555	1,559,155
R Johnson	137,254	10,603	-	147,857
F Terranova #	261,468	23,046	527,616	812,130
Other key management personnel
T Bubb	160,506	25,259	108,020	293,785
F Hart	170,011	9,276	-	179,287
P DuPlessis	175,291	15,776	146,700	337,767
R Hastings	200,000	18,000	312,146	530,146
P Torre	76,000	-	167,622	243,622

Sub-total executive directors and key management personnel	1,541,130	101,960	2,460,659	4,103,749

Total directors and key management personnel	1,714,630	101,960	2,917,561	4,734,151

# F Terranova was appointed a director on 10 December 2008. Before this appointment he was the Group’s Chief Financial Officer. Amounts shown above include all Mr Terranova’s remuneration during the reporting period, whether as a director or as Chief Financial Officer. Amounts received in his position as director amounted to $149,676 made up of cash salary and fees of $137,763, and superannuation of $11,913.

& Salaries, fees and benefits includes gross salary and fees, fringe benefits, professional memberships and subscriptions, allowances and leave entitlements. The Company has also paid insurance premiums in respect of Directors’ and Officers’ Liability Insurance which is not reflected in the above table as there is no appropriate basis for allocation.

Key management personnel of the Group and other executives of the Company and the Group – year ended 30 June 2008

Name	Short-term employee benefits - Cash salary and fees& $	Post employment benefits $	Share based payments (non cash) $	Total $
Non-executive directors
A Lowrie	72,000	-	921,080	993,080
J Moore	36,000	3,240	-	39,240
G Steemson	72,000	-	-	72,000
Sub-total non–executive directors	180,000	3,240	921,080	1,104,320
Executive directors
G Brock	147,981	155,151	-	303,132
M Caruso	392,400	-	1,521,551	1,913,951
R Johnson	170,810	15,373	847,864	1,034,047
Other key management personnel
B Burban	162,949	13,152	-	176,101
F Hart	252,012	22,680	-	274,692
R Hastings	200,866	18,078	-	218,944
A Longo	150,000	13,500	-	163,500
F Terranova	43,578	3,922	35,578	83,078
Sub-total executive directors and key management personnel	1,520,596	241,856	2,404,993	4,167,445
Total directors and key management personnel	1,700,596	245,096	3,326,073	5,271,765

& Salaries, fees and benefits includes gross salary and fees, fringe benefits, professional memberships and subscriptions, allowances and leave entitlements. The Company has also paid insurance premiums in respect of Directors’ and Officers’ Liability Insurance which is not reflected in the above table as there is no appropriate basis for allocation.

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

	Fixed remuneration		At risk - LTI
Name	2009	2008	2009	2008
Non-executive directors
M House	100%	-	-	-
A Lowrie	24%	7%	76%	93%
G Steemson	24%	100%	76%	-
Executive directors
M Caruso	23%	21%	77%	79%
R Johnson	100%	18%	-	82%
F Terranova	35%	57%	65%	43%
Other key management personnel
T Bubb	63%	-	37%	-
F Hart	100%	100%	-	-
P DuPlessis	57%	-	43%	-
R Hastings	41%	100%	59%	-
P Torre	31%	100%	69%	-
A Longo	-	100%	-	-
B Burban	-	100%	-	-

The At Risk – LTI component of remuneration represents the grant of options (refer Part D of this Remuneration Report).

C.	Service Agreements

There were formal service agreements with directors and key management personnel.  On appointment to the Board, all non-executive directors enter into a service agreement with the relevant group company, in the form of a letter of appointment. The letter summarises the Board policies and terms, including compensation, relevant to the office of director.

Remuneration and other terms of employment for the Managing Director, Chief Financial Officer and other key management personnel are also formalised in contracts of employment. Some of these agreements provide for the provision of performance related bonuses as well as participation in the Employee Share Option Scheme.  Other major provisions of the agreements relating to remuneration are set out below.

All contracts with executives may be terminated by either party giving relevant notice.

MV Caruso, Executive Chairman
•	No fixed term.
•	Base remuneration of $350,000 per annum inclusive of superannuation effective from 6 October 2008.
•
Entitled to an annual bonus of no more than 30% of base remuneration if key performance indicators set by the Board on an annual basis are achieved. No key performance indicators were established for the year ended 30 June 2009 and as such there was no entitlement to a bonus under this provision of the service agreement.

•	Four weeks notice of termination by Company. In the event that appointment is terminated by the Company, entitled to twelve month’s base remuneration plus any amount payable in lieu of notice.
•	Eight weeks notice of termination by Executive. In the event that appointment is terminated by Executive, entitled to three month’s base remuneration plus any amount payable in lieu of notice.
•	Granted 4,750,000 Tranche A options, 2,250,000 Tranche B options and 3,000,000 Tranche C options on the terms set out in Part D of this Remuneration Report.

G Steemson, Non Executive Director
•	No fixed term.
•	Total fixed remuneration of $75,000 per annum for services as a non executive director.
•	Annual retainer of $45,000 for geological consulting services.
•	Four weeks notice of termination.
•	Granted 1,000,000 Tranche A options, 500,000 Tranche B options and 500,0000 Tranche C options on the terms set out in Part D of this Remuneration Report.

A Lowrie, Non Executive Director
•	No fixed term.
•	Total fixed remuneration of $75,000 per annum for services as a non executive director.
•	Four weeks notice of termination.
•	Granted 1,000,000 Tranche A options, 500,000 Tranche B options and 500,0000 Tranche C options on the terms set out in Part D of this Remuneration Report.

M House, Non Executive Director
•	No fixed term.
•	Total fixed remuneration of $75,000 per annum for services as a non executive director.
•	Four weeks notice of termination.

P Torre, Company Secretary
•	Three year term commencing 6 October 2008.
•	Total fixed remuneration of $84,000 per annum.
•	Three months notice of termination by Company. In the event that appointment is terminated by the Company, entitled to the lesser of three month’s base remuneration or balance of contract term.
•	Three months notice of termination by Executive. In the event that appointment is terminated by Executive, entitled to three month’s base remuneration plus any amount payable in lieu of notice.
•	Granted 1,000,000 Tranche A options, 500,000 Tranche B options and 500,0000 Tranche C options on the terms set out in Part D of this Remuneration Report.

F Terranova, Chief Financial Officer
•	No fixed term.
•
Entitled to an annual bonus not exceeding 30% of base payments dependent on achievement of specific objectives as determined by the Chief Executive Officer commencing the financial year ending 30 June 2009. No key performance indicators were established for the year ended 30 June 2009 and as such there was no entitlement to a bonus under this provision of the service agreement.

•	Eight weeks notice of termination. On termination by the Company entitled to termination pay of twelve months total fixed remuneration.
•	Total fixed remuneration of $285,000, inclusive of superannuation.

R Hastings, General Manager Resource and Development
•	Total fixed remuneration of $218,000 inclusive of superannuation.
•	Entitled to four week’s pay on termination by the company or by the executive.

P DuPlessis, Resident Manager Simberi Operation
•	Base salary, exclusive of superannuation, was $220,000 per annum.
•	Entitled to a performance bonus of $22,000 gross based upon the satisfaction of achieving quarterly key performance indicators (“KPI’s”). The KPI’s are as follows:
(a)	Average cost of gold per ounce sold for the Quarter is AUD $600 or less, as calculated by the Chief Financial Officer
(b)	The total gold shipped per quarter is a minimum of 21,000 ounces.
•	In the event the company terminates the employment, payment of three month’s salary will be paid.

R Johnson, Chief Executive officer and Managing Director (appointed 1 January 2008, resigned 3 October 2008)
•	Fixed term of 3 years commencing 1 January 2008.
•	Total fixed remuneration of $380,000, inclusive of superannuation, reviewed annually by Board of Directors.
•
Issued with 5 million options on appointment. The options are in five parcels of one million options exercisable at $0.80, $1.00, $1.25, $1.50 and $2.00 respectively. All options expire on 31 December 2010.

•
Entitled to a performance bonus based upon the satisfaction of certain key performance indicators (“KPI’s”).  No key performance indicators were established for the year ended 30 June 2009 and as such there was no entitlement to a bonus under this provision of the service agreement.

•
Four weeks notice of termination.  On termination by the Company entitled to payment of base salary that would have been payable had the full term of the contract been carried out.  In the event of the position being made redundant following a takeover of the Company and the term to expiry of the employment contract is less than one year, then entitled to a minimum of 1 times base salary and entitlements at the time of the takeover.

B Burban, General Manager Exploration (resigned 18 March 2008)
•	Base salary, exclusive of superannuation, was $160,000 per annum.

G Brock, Chief Operating Officer and Director (resigned 4 January 2008)
•	Base salary exclusive of superannuation was $285,000 per annum.

A Longo, Chief Financial Officer (until 30 April 2008)
•	Base salary, exclusive of superannuation, was $150,000 per annum.

F Hart, General Manager Simberi Gold Company (resigned 29 September 2008)
•	Total fixed remuneration of $252,000 inclusive of superannuation, subject to periodic review.
•	Entitled to four week’s pay on termination

T Bubb, Mining Manager (resigned 30 June 2009)
•	Base salary, exclusive of superannuation, was $195,800 per annum.

D.	Share Based Compensation

Options
Options were granted under the Allied Gold Employee Option Plan which was re-approved by shareholders at the 2008 Annual General Meeting. All full time employees, part time employees and consultants to the Group are eligible to participate in the plan at the absolute discretion of the Board.

Options are granted under the plan for no consideration and are at terms stipulated at the discretion of the Board.The terms and conditions of each grant of options affecting remuneration in the previous, this or future reporting periods are as follows:

Grant Date	Expiry Date	Exercise Price	Value per option at grant date	Date Vested and Exercisable	% Vested
21 November 2007	31 October 2008	$0.50	$0.41	From date of grant.	100%
21 December 2007	31 December 2009	$0.40 & $0.44	$0.46	From date of grant.	100%
28 April 2008	31 December 2009	$0.45	$0.38	From date of grant.	100%
28 April 2008	31 December 2010	$0.80 to $2.00	$0.08 to $0.27	From date of grant.	100%
11 June 2008	31 December 2010	$0.80 to $2.00	$0.01 to $0.06	From date of grant.	100%
1 December 2008	31 October 2011	$0.35	$0.09	Refer table p 45	49%
29 December 2008	31 October 2011	$0.35	$0.20	Refer table p 45	36%
5 December 2008	30 November 2011	$0.35	$0.09	Refer table p 46	35%

The options carry no dividend or voting rights. Each option is convertible into one ordinary share in Allied Gold Limited when exercised.

Details of options over ordinary shares in Allied Gold Limited provided as remuneration to each director of Allied Gold Limited and each of the key management personnel of the Group are set out below. Further information on the options is set out in note 27 to the financial statements.

	Number of options granted during the year		Number of options vested during the year
Name	2009	2008	2009	2008
Non-executive directors
M House	-	-	-	-
A Lowrie	2,000,000	2,000,000	1,000,000	2,000,000
G Steemson	2,000,000	-	1,000,000	-
Executive directors
M Caruso	10,000,000	4,000,000	4,750,000	4,000,000
R Johnson	-	5,000,000	-	5,000,000
F Terranova	6,250,000	2,000,000	3,500,000	2,000,000
Other key management personnel
T Bubb	750,000	-	250,000	-
F Hart	-	-	-	-
P DuPlessis	1,000,000	-	350,000	-
R Hastings	3,750,000	-	1,750,000	-
P Torre	2,000,000	-	1,000,000	-
A Longo	-	-	-	-
B Burban	-	-	-	-

The assessed fair value at grant date of options to the individuals is included in the remuneration tables set out in Section B of this Remuneration Report. Fair values at grant date are independently determined using the binomial option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The model inputs for the options granted during the year ended 30 June 2009 included:

Employee options issued 1 December 2008

	Tranche A options	Tranche B options	Tranche C options
Fair value at grant date	$0.0924	$0.0924	$0.0858
Exercise price	$0.35	$0.35	$0.35
Grant date	1/12/2008	1/12/2008	1/12/2008
Expiry date	31/10/2011	31/10/2011	31/10/2011
Share price at grant date	$0.27	$0.27	$0.27
Expected price volatility of shares	60%	60%	60%
Expected dividend yield	0%	0%	0%
Risk free interest rate	3.27%	3.27%	3.27%
Discount applied in relation to vesting conditions	0%	30%	0%

The terms of each Tranche of options are summarised below:

Tranche A – vest on grant date.

Tranche B – vest upon the 100,000th ounce of gold production between 1 October 2008 and 31 December 2009. Upon production of 75,000 ounces within that timeframe, the Directors have the discretion to require the holder to exercise 50% of the Tranche B options in which case the holder will forego the balance of the options.

Tranche C – vest when the weighted average price of Allied shares is greater than 70 cents for five consecutive days.

Director options issued 5 December 2008

	Tranche A options	Tranche B options	Tranche C options
Fair value at grant date	$0.097	$0.097	$0.0905
Exercise price	$0.35	$0.35	$0.35
Grant date	5/12/2008	5/12/2008	5/12/2008
Expiry date	30/11/2011	30/11/2011	30/11/2011
Share price at grant date	$0.275	$0.275	$0.275
Expected price volatility of shares	60%	60%	60%
Expected dividend yield	0%	0%	0%
Risk free interest rate	3.24%	3.24%	3.24%
Discount applied in relation to vesting conditions	0%	30%	0%

The terms of each tranche are as described for the Employee options issued 1 December 2008.

Employee options issued 29 December 2008

	Tranche A options	Tranche B options	Tranche C options
Fair value at grant date	$0.2009	$0.2009	$0.195
Exercise price	$0.35	$0.35	$0.35
Grant date	29/12/2008	29/12/2008	29/12/2008
Expiry date	31/10/2011	31/10/2011	31/10/2011
Share price at grant date	$0.425	$0.425	$0.425
Expected price volatility of shares	60%	60%	60%
Expected dividend yield	0%	0%	0%
Risk free interest rate	2.95%	2.95%	2.95%
Discount applied in relation to vesting conditions	0%	30%	0%

The terms of each tranche are as described for the Employee options issued 1 December 2008.

6.C	Board practices

Expiration of Director appointments

The Company’s non–executive Directors may not hold office for a continuous period in excess of three years or past the third annual general meeting following their appointment, whichever is longer, without submitting for re–election. Directors are elected or re–elected, as the case may be, by shareholders in a general meeting. Directors may offer themselves for re–election.

A Director appointed by the Directors (e.g., to fill a casual vacancy) will hold office only until the conclusion of the next annual general meeting of Allied but is eligible for re–election at that meeting.

Director’s service contracts

Details of Director’s service contracts and remuneration arrangements are presented in Item  6B of this Annual Report.

Audit Committee Disclosure

Pre-Approval Policies and Procedures

The Audit, Compliance and Risk Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities, unless the Company did not recognize such services as non-audit services at the time of engagement.

The pre-approval requirement will be satisfied if such non-audit services are promptly brought to the attention of the Audit, Compliance and Risk Committee prior to the completion of the audit and approved by the Audit, Compliance and Risk Committee, or by one or more of its members to whom authority to grant such approvals has been delegated by the Audit, Compliance and Risk Committee. In addition, the Audit, Compliance and Risk Committee may satisfy the pre- approval requirement by adopting specific and detailed policies and procedures for the engagement of non-audit services, so long as the Audit,Compliance and Risk Committee is informed of each non-audit service and such procedures do not include delegation of the Audit, Compliance and Risk Committee's responsibilities to management.

Remuneration and Nomination Committee

The purpose of the Remuneration and Nomination Committee is to discharge the Board's responsibilities relating to the nomination and selection of Directors and the compensation of the Company's executives and Directors.

The key responsibilities of the Remuneration and Nomination Committee are to:

(a)	ensure the establishment and maintenance of a formal and transparent procedure for the selection and appointment of new Directors to the Board; and

(b)
establish transparent and coherent remuneration policies and practices, which will enable Allied  Minerals to attract, retain and motivate executives and Directors who will create value for shareholders and to fairly and responsibly reward executives.

The Remuneration and Nomination Committee must comprise at least three non–executive Directors, two of which must be independent non–executive Directors. The Chairman of the Remuneration and Nomination Committee must be an independent non–executive Director.

The members of the Remuneration and Nomination Committee are: Mr House (Chairman), Mr Lowrie, and Mr Steemson.

The remuneration policy which sets out the terms and conditions for the chief executive officer and other senior executives is set out in the Remuneration Report included in the Directors Report.

6.D	Employees

The following table sets out employees by geography and location as at June 30, 2009:

Location	Number of employees

Australia – Corporate Office	18

Papua New Guinea – Simberi Project	382

Total employees	400

6.E	Share ownership

Fully paid ordinary shares

The following table sets out the interests of Directors and Key Management personnel in the Company’s shares as at October 29, 2010:

Name	Number of ordinary shares held
M Caruso	7,685,193
G Steemson	1,100,000
A Lowrie	1,635,460
M House	10,000
F Terranova	1,000
P Torre	20,000
R Hastings	300,000
P DuPlessis	-

Outstanding Options

The following table sets forth the details regarding all incentive awards outstanding for each Named Executive Officer as of  November 30, 2009, including awards granted before the most recently completed financial year.

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date
M Caruso	25,000,000	$0.50	December 31, 2013
	10,000,000	$0.35	November 30, 2011
	3,400,000	$0.45	December 31, 2009
G Steemson	2,000,000	$0.35	November 30, 2011
A Lowrie	2,000,000	$0.35	November 30, 2011
M House	1,500,000	$0.35	December 31, 2011
F Terranova	6,250,000	$0.35	October 31, 2011
	12,500,000	$0.50	December 31, 2013
P Torre	2,000,000	$0.35	November 30, 2011
R Hastings	3,750,000	$0.35	October 31, 2011
P DuPlessis	1,000,000	$0.35	October 31, 2011

All options are convertible into one of the Company’s ordinary shares.

Employee Share Option Plan

The Company established an employee incentive option scheme (the "Option Plan") for, inter alia, the employees and consultants of The Company or any related entity ("Eligible Persons"). The Option Plan was established to advance the interests of The Company by encouraging stock ownership by Eligible Persons and attracting, motivating and retaining Eligible Participants. The Option Plan is administered by the Board. Under the Option Plan, options to purchase shares may be granted by the Board to Eligible Persons. The Board has the authority, subject to the terms of the Option Plan, to determine the terms, including the limitations, restrictions and conditions, if any, upon such grants and shall take into account the skill, experience, length of service with The Company, remuneration level and such other criteria as the directors consider appropriate in the circumstances. The Option Plan provides that directors are not included as Eligible Persons; the Company has a separate plan on substantially similar terms to the Option Plan for members of the Board of Directors, except that shareholders must ratify grants of stock options to directors and that options granted to directors do not generally expire until their original expiry date, regardless as to whether a director resigns or is not re-elected prior to such expiry date.

The Option Plan provides that, subject to any regulatory requirements, the exercise price for any option granted under the Option Plan shall be determined by the Board of Directors and shall be no less than any minimum specified by the listing rules of the ASX. All offers of option grants will be made using an "Offer Document" as prescribed by the Option Plan or by applicable regulation. The terms of each grant will be set out in the Offer Document. Options are not assignable. The terms of grant of options may be varied by the Board of Directors only in accordance with the rules of the ASX, and requires the consent of the grantee  if any such variation  would be materially  prejudicial  to the grantee,  other than adjustments to comply with applicable legislation, to correct errors, or to permit The Company to comply with the rules of the ASX or foreign laws or regulatory bodies.

Options are exercisable when the conditions in respect of each grant of options have been satisfied and there is otherwise no prohibition precluding the exercise of such options. Options must be exercised in such minimum numbers as prescribed by the rules of the ASX.

The Board of Directors may determine in its discretion the number of options to be granted to an Eligible Person. Options are exercisable during a period established at the time of their grant, such period to be set out in Offer Document. Any Option not exercised prior to the expiry date will become null and void. Options that are not exercisable at the time an Eligible  Person ceases  to  be  an  Eligible  Person for  any  reason,  including  termination  of  employment  for  cause  or resignation, will be immediately null and void. Options that are exercisable at the time an Eligible Person ceases to be an eligible person for any reason, including termination of employment for cause or resignation, will be exercisable for a period of 60 days after such date of termination or resignation. In the case of death, permanent disability, retirement or redundancy of an Eligible Person, the legal representative of such Eligible Person may exercise any unexercised options which are otherwise eligible to be exercised. In such event, the Board of Directors may, in its discretion, permit the exercise of Options that are not exercisable at such time and have not otherwise lapsed. In all cases, the Board of Directors may determine in its discretion that any options that are not otherwise exercisable, but have not lapsed, may be exercised within any such additional time as determined by the board.

7	Major Shareholders and Related Party Transactions

7.A	Major Shareholders

The table below sets out those shareholders owning more than 5% of the Company’s issued share capital as at June 30 in each of the last three years and as at October 29, 2010 being the most recent practicable date:

	Ownership interest as at
Shareholder	June 30, 2007	June 30, 2008	June 30, 2009	October 29, 2010
M & G Investment Management Ltd	16.65%	17.42%	19.85%	19.92%
Baker Steel Capital Managers LLP	<5%	<5%	8.32%	10.52%
Franklin Templeton (Institutional Group)	<5%	<5%	<5%	7.25%
Capital Research Global Investors	<5%	<5%	<5%	5.18%
Resource Capital Associates	<5%	<5%	<5%	5.16%
Fidelity (Institutional Group)	7.83%	<5%	<5%	<5%
Ward Ferry Management	7.10%	5.87%	<5%	<5%
Mineral Commodities Limited	5.75%	<5%	<5%	<5%
L-R Managers LLC	5.61%	<5%	<5%	<5%
Commonwealth Bank of Australia and its subsidiaries	<5%	6.12%	<5%	<5%

The shareholders in the above table are entitled to the same voting and participation rights as all other shareholders in the Company.

The information in the above table has been prepared based on notifications made by shareholders to the Company.

As at October 29, 2010, the Company had a total of 504 United States record holders comprising 5.61% of the Company’s issued capital.

The Company is not directly or indirectly owned or controlled by another corporation(s) and is not aware of any arrangements that may at a subsequent date result in a change of control of the Company.

7.B	Related Party Transactions

There are no significant interests of management in transactions involving the Company other than those stated herein or in Note 26 to the financial statements included at Item 17 to this Annual Form.

7.C	Interests of experts and counsel

Not applicable.

8	Financial Information

8.A	Consolidated Financial Statements and Other Financial Information

Reference is made to “Item 17. Financial Statements” for the financial statements included in this annual report.

8.B	Significant Changes

The following is a summary of the significant changes in the affairs of Allied Gold that have arisen in the period between June 30, 2009 to the date of this Annual Report.

(a)	Takeover offer for Australian Solomons Gold Limited

On September 16, 2009, Allied Gold announced a take-over bid (the “ASG Offer”) to acquire all of the issued and outstanding ordinary shares (the “ASG Shares”) of Australian Solomons Gold Limited (“ASG”) on the basis of 0.85 of an ordinary share of Allied Gold for every one ASG Share. The ASG Offer was made pursuant to a take-over bid implementation agreement (the “Implementation Agreement”) dated September 16, 2009 between Allied Gold and ASG.

On November 9, 2009, Allied Gold announced that all of the conditions of the ASG Offer had been satisfied or waived and that it had taken up 63,694,013 ASG Shares deposited under the ASG Offer, representing 49.08% of the issued and outstanding ASG Shares.

On November 12, 2009, Allied Gold took up an additional 910,200 ASG Shares deposited under the ASG Offer, representing an additional 0.70% of the issued and outstanding ASG Shares of ASG, as a result of which Allied Gold holds 64,604,213 ASG Shares, representing 49.78% of the issued and outstanding ASG Shares as of November 12, 2009.

On November 16, 2009 Allied Gold issued a supplementary bidder’s statement extending the expiry of the take-over bid for ASG to November 30, 2009.

On November 24, 2009 at the Annual General Meeting and Special Meeting of shareholders of Australian Solomons Gold Limited, Allied Gold Limited’s nominees, Mark Caruso, the Executive Chairman and Chief Executive Officer of Allied Gold and Frank Terranova, the Chief Financial Officer of Allied Gold, were elected as directors of ASG, together with Peter Secker, a current, independent member of the ASG board of directors, who was re-elected as a director of ASG.

On 23 February 2010, Allied issued 4,022,832 of its own shares to complete the compulsory acquisition of the ASG shares that it did not already own. As a consequence of this, Allied moved to 100% ownership of ASG.

All employee options, agent options and warrants issued by ASG Limited have been forefeited or redeemed.

ASG was delisted from the Toronto Stock Exchange (“TSX”) at the close on January 28, 2010 and has ceased being a reporting issuer.

(b)	Issuance of Director options

On November 11, 2009, Allied Gold held an annual general meeting of its shareholders at which shareholders approved the issuance of 39,000,000 options exercisable to acquire ordinary shares of the Company as follows:

(i)
25,000,000 options to be issued to Mark V. Caruso exercisable at a price of A$0.50 per ordinary share until December 31, 2013 and vesting as to 10,000,000 options on November 11, 2010, 10,000,000 options following the share price for the Allied Gold ordinary shares trading above A$0.70 and 5,000,000 options upon 100,000 ounces of gold being produced from the Simberi Project between October 1, 2009 and December 31, 2010;

(ii)
12,500,000 options to be issued to Frank Terranova exercisable at a price of A$0.50 per ordinary share until December 31, 2013 and vesting as to 5,000,000 options on November 11, 2010, 5,000,000 options following the share price for the Allied Gold ordinary shares trading above A$0.70 and 2,500,000 options upon 100,000 ounces of gold being produced from the Simberi Project between October 1, 2009 and December 31, 2010; and

(iii)
1,500,000 options to be issued to Montague House exercisable at a price of A$0.35 per ordinary share until December 31, 2011 and vesting as to 1,000,000 options immediately upon issuance and 500,000 options following the share price for the Allied Gold ordinary shares trading above A$0.70 for five consecutive trading days.

(c)	TSX Listing

The ordinary shares of Allied Gold commenced trading on the TSX on November 16, 2009.

(d)	Financing

On November 13, 2009, Allied Gold filed a preliminary short form prospectus in the Canadian provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia in connection with a proposed public offering (the “Offering”) of Allied Gold ordinary shares. A copy of the prospectus may be viewed at Allied Gold’s SEDAR profile at www.sedar.com, on Allied Gold’s web site at www.alliedgold.com.au and on ASX at www.asx.com.au under the ASX Code ALD. The Offering will be conducted on a best efforts basis through a syndicate of agents led by Thomas Weisel Partners Canada Inc. and including Mirabaud Securities LLP, BMO Nesbitt Burns Inc., and CIBC World Markets Inc., and will be priced in the context of the market with the final terms of the Offering to be determined at the time of pricing. Allied Gold expects net proceeds of the Offering to be in the range of C$150 million, with approximately C$110 million allocated to the development of the Gold Ridge project in the Solomon Islands owned by ASG.

9	The Offer and Listing

Not required for annual reports filed on 20-F.

10.	Additional Information

10.A	Share Capital

Not required for annual reports filed on 20-F.

10.B	Memorandum and articles of association

A copy of the Company’s Constiution is attached as Annexure A to this Annual Form.

10.C	Material contracts

Except for contracts made in the ordinary course of business, the Company has not entered into any contracts material to the Company since July 1, 2007  which are still in effect, other than the following:

1.
On September 16, 2009, Allied Gold and ASG entered into the Implementation Agreement in relation to the Offer. Pursuant to the Implementation Agreement, the Independent Directors of ASG have agreed to unanimously recommend the Offer in the absence of a superior proposal, and Allied Gold has agreed to make, or to procure a wholly-owned subsidiary to make, the Offer to the Shareholders. The Implementation Agreement contains certain undertakings from ASG and Allied Gold in relation to the Offer, including customary deal protections in the form of "no-shop" and "no-talk" commitments from ASG which are subject to a fiduciary exception. ASG has agreed to pay a break fee of A$300,000 to Allied Gold in the event that the Independent Directors cease to unanimously recommend the Offer other than in certain prescribed circumstances, a third party acquires control of ASG, or ASG breaches its exclusivity commitments.

2.
On September 3, 2009, Allied Gold and RCF entered into the Pre-Bid Agreement. Pursuant to the Pre-Bid Agreement, RCF has agreed to deposit under the Offer, and not withdraw, subject to certain exceptions, ASG Shares representing 19.9% of the issued and outstanding ASG Shares, and to publicly announce its intention to accept the Offer in respect of the balance of its ASG Shares (representing a further 29.0% of issued and outstanding ASG Shares) and to not withdraw that acceptance in the absence of a superior proposal to the Offer.

3.
A dry hire contract dated August 2008 with Minesite Construction Services Pty Ltd. relating to the hire of mining equipment, the key terms of which re disclosed at Note 26 to the Consolidated Financial Statements included at Item 17 of this Annual Report ; and

4.
A letter of intent with Barrick Gold Corporation dated March 10, 2008 to enter into a $20.0 million farm-in agreement  with  respect  to  Allied  Gold's exploration  licence  EL  609 on  Tatau  and  Big  Tabar  Islands. The key terms of this letter of intent are summarised as follows:

a)
Barrick must incur a minimum of $2.0 million on exploration within 24 months of the commencement date of March 2008. If Barrick withdraws at any time after it has met this minimum expenditure but before it earns 51% equity in the joint venture, it will not retain any interest in the exploration licence.

b)
Barrick  may  earn  a  51%  interest  in  the  exploration  licence  by  sole  funding  $8.0  million  in  exploration expenses within 4 years of the commencement date. If Barrick withdraws prior to obtaining this interest it will not retain any interest in the exploration licence.

c)
After earning a 51% interest in the exploration licence in the manner described in (b) above, Barrick has the option of increasing its interest from 51% to 70% by sole funding a further $12.0 million in exploration expenditure within 8 years of the commencement date.

d)	Barrick's rights under (b) and (c) above are conditional on Barrick expending a minimum annual expenditure of $1.0 million once the condition in (a) above has been met.
e)
If  Barrick  earns  a  70%  interest  as  described  in  (c)  above,  Allied  Gold  must  make  an  election  to  either contribute its 30% share of ongoing costs or dilute its equity in the exploration licence using the standard industry formula.  If Allied  Gold' s interest  is diluted  to less than  5% all  of Allied Gold's equity  in the exploration licence will be converted into a royalty based on a net smelter return for all metals.

At the same time as entering into the letter of intent described above, Barrick subscribed for and purchased $15.0 million of fully paid ordinary shares in Allied Gold at a price of $0.85 per share.

10.D	Exchange controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into US dollars. All payments and transactions in excess of A$5,000 to non-residents of Australia must be reported to the Australian Cash Transactions Agency, which monitors such transactions, whether they are in the form of cash, dividends or capital profits.

The Foreign Acquisitions and Takeovers Act (“Foreign Acquisitions Act”) sets forth limitations on the rights of Australian non-residents to own or vote the ordinary shares of an Australian company. The Foreign Acquisitions Act permits the Commonwealth Treasurer to examine acquisitions and arrangements that could result in foreign persons controlling an Australian business. The Commonwealth Treasurer may prohibit a proposed takeover if it would lead to a change of control of a business where the resultant control would be foreign and therefore considered to be against the national interest. The Foreign Acquisitions Act contains divestiture provisions to ensure it can be enforced, as well as, stringent monetary-penalty provisions for breaches and the making of false or misleading statements.

The Foreign Acquisitions Act requires the prior approval of the Commonwealth Treasurer for certain classes of persons to enter into an agreement to acquire shares of an Australian company, if after the acquisition, such person or corporation would hold a substantial interest in such corporation, as explained herein. The foregoing approval requirement applies to the following classes of persons: (i) any person not ordinarily resident in Australia, (ii) any corporation in which either a natural person not ordinarily resident in Australia or a foreign corporation (as defined in the Foreign Acquisitions Act) holds a substantial interest, and (iii) two or more such persons or corporations which hold an aggregate substantial interest.

The Foreign Acquisitions Act requires foreign persons or foreign-controlled entities to give forty (40) days notice to the Commonwealth Treasurer of a proposal to acquire or increase (or offer to acquire or increase) a single interest of 15% or more of the ownership or voting power of an Australian company. If two or more foreign persons or foreign-controlled entities are acting together, the threshold is 40% in the aggregate.

The Constitution of the Company does not contain any additional limitations on a non-resident’s right to hold or vote the Company’s securities.

10.E	Taxation

The following discussion summarizes US federal and Australian tax consequences of the ownership of Shares by a person ("US Portfolio Stockholder") that: (i) a citizen or resident of the US, a US corporation or that otherwise will be subject to US federal income tax on a net income basis in respect of the Shares; (ii) is not a resident of Australia for Australian tax purposes;   (iii) has not, within the preceding five years, beneficially owned 10% of the issued capital or voting stock in the Company; and, (iv) has not used the Shares in carrying on a trade or business, wholly or partly through a permanent establishment in Australia.

The statements regarding US and Australian tax laws set forth herein are based on those laws as in force on the date  of  this  document  that  may  affect  the  tax  consequence  described  herein  (some  of  which  may  have retroactive effect).  This summary is not exhaustive of all possible tax considerations and investors are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US, state, local and other laws, of the acquisition, ownership and disposition of Shares by consulting their own tax advisers.

Taxation of Gains on Sale

A US Portfolio Stockholder is not subject to Australian income tax on the sale of its Shares in the Company.

Passive Foreign Investment Company Status

A foreign corporation is classified as a passive foreign investment company (a "PFIC") in any taxable year in which, after taking into account the income and assets of certain subsidiaries pursuant to the applicable US Internal Revenue Code  "look-through" rules, either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income from cash holdings and profits from the sale of marketable securities, even if derived from an active business.

If the Company were a PFIC during any year in which a US Portfolio Stockholder owned Shares, that US Portfolio  Stockholder  would  be  subject  to  additional  taxes  on  any  gain  realized  from the  sale  or any  other disposition of the Shares, or an excess distribution received from the Company.

A US Portfolio Stockholder will have an excess distribution to the extent that distributions on Shares during a taxable year exceeded 125% of the average amount received during the three preceding taxable years (or, if shorter, the US Portfolio Stockholders' holding period for the Shares).   To compute the tax on gain or on an excess  distribution,  (i)  the  excess distribution  or  the  gain  is  allocated  rateably  over  the  US  Portfolio Stockholder's holding period for the Shares, (ii) the amount allocated to the current taxable year at the highest applicable marginal rate in effect for each year and (iii) an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

If the Company is a PFIC, US persons that own an interest in another entity that owns shares in the Company may be treated as indirect holders of their proportionate share of that entity's Shares, and may be taxed on their proportional share of any gain or excess distribution from that entity attributable to the entities in the Company. A US person that owns an interest in the entity that is an actual holder of Shares will be treated as an indirect holder if (i) the actual holder is itself a PFIC,  (ii) the actual holder is a foreign corporation other than a PFIC in which the US person who owns an interest in the actual holder owns (directly or indirectly) at least 50% in value of the actual holder's shares, or '(iii) the actual holder is a partnership, trust or estate in which the US Portfolio Stockholder is a partner or beneficiary.  An indirect holder must take into income its portion of any excess distribution received by the actual holder or any gain recognized by the actual holder on the Shares.  An  indirect holder also must treat an appropriate portion of its gain on the sale or disproportion of its interest in the actual holder as gain on the sale of the Shares.   If the Company were a PFIC, a US Portfolio Stockholder of Shares would generally be subject to similar rules with respect to distribution by, and dispositions of the shares of, any direct or indirect subsidiaries of the Company that were PFICs.

The Internal Revenue Code provides each US stockholder in a PFIC with an election whereby the additional US tax burden imposed on gain on sale of PFIC stock and receipt of excess distributions from a PFIC, as described above, can be avoided. This election generally requires that the PFIC stockholder include in its income, its pro-rata share of the PFICs distributed and undistributed income, as computed under US tax accounting principles, on a current basis. In certain cases, a further election is available to an electing PFIC stockholder to defer the tax payable with respect to the stockholder's pro-rata share of the PFICs undistributed income, although in this case interest applies on the deferred tax. Thus, even if the first or both of these elections are made, a US stockholder of a PFIC loses the tax benefit, which is available with respect to investment in a non-PFIC corporation of deferring and converting to capital gain the investor's personal US tax liability with respect to the Company's undistributed income. These elections also generally require that the PFIC annually provide the electing PFIC shareholder, for inspection by the Internal Revenue Service, an analysis of the PFICs income computed under US tax accounting principals.

The Company does not intend to furnish any US Portfolio Stockholder with the information that it would need in order to avoid the PFIC tax treatment described by electing to include its share of the Company's income on a current basis. Therefore the elections may not be available to the Company's US Portfolio Stockholders.

There are other adverse US tax rules associated with holding Shares in a company that has been a PFIC during any part of a US Portfolio Stockholders holding period. These include a denial of a step-up in a tax basis on the death of a US individual stockholder, and burdensome reporting requirements.

If the Company ceases to be a PFIC, a US Portfolio Stockholder may avoid the contained application of the tax treatment described above by electing to be treated as if it sold its Shares on the last day of the last taxable year in which the Company was a PFIC. Any gain is recognized and subjected to tax under the rules described above. Loss is not recognized. The US Portfolio Stockholder's basis in the Shares is increased by the amount of gain recognized on the deemed sale. This election is not available to a US Portfolio Stockholder that previously elected to include its share of the Company's income on a current basis. The US Congress recently has considered legislation that would alter the PFIC rules substantially. Prospective investors should consult their own tax advisors as to the potential application of the PFIC rules, as well as, the impact of any proposed legislation that could affect them.

Taxation of Dividends

The Company does not expect to pay cash dividends for the foreseeable future, but, rather, to retain earnings, if any, to finance expansion of its business. Should the Company begin paying dividends, however, the Company's dividends to its US Portfolio Stockholders would be exempt from Australian dividend withholding tax to the extent such dividends are considered to be "franked" for Australian tax purposes. A dividend is considered to be "franked" to the extent that such dividend is paid out of the Company's income on which Australian corporate tax has been levied. Even if not "franked," a dividend will be exempt from Australian dividend withholding tax if it is paid out of the Company's non-Australian source dividend income and the Company specifies a "foreign dividend account declaration percentage" for such purpose. The Company anticipates that if it pays dividends, such dividends would likely be either "franked," or "aid from the Company's non-Australian source dividend income as specified in the foreign dividend account declaration percentage, and therefore would be exempt from Australian dividend withholding tax.

If, however, dividends are paid by the Company that are not "franked," nor paid from the initial Company's non-Australian source dividend income as specified in the foreign dividend account declaration percentage, such dividend would then be subject to Australian dividend withholding tax. However, in accordance with the provisions of the Australia/United States Income Tax Treaty, Australian withholding tax on dividend income derived by a US stockholder would be limited to 15% of the gross amount of the dividend. Subject to certain limitations, any Australian dividend withholding tax may be claimed as a credit against the federal income tax liability of the US stockholder. The overall limitation on non-US taxes eligible for US credit is calculated separately with respect to specific classes, or "baskets" of income. For this purpose, dividends distributed by the Company will generally constitute "passive income" or, in the case of certain US Portfolio Stockholder, "financial service income." The US tax credits allowable with respect to each income basket cannot exceed the US federal income tax payable with respect to such income. The consequences of the separate limitation calculation will depend on the nature and sources of each US Portfolio Stockholder's income and 'the deductions allocable thereto.

Distributions on the Shares will constitute dividends for US Federal income tax purposes to the extent paid out of current or accumulated earnings and profits, if any of the Company, as determined for US federal income tax purposes.   If the Company pays a dividend, such dividend would likely be paid in Australian dollars.   The amount of dividend income for a US Portfolio Stockholder will be the US dollar value of the dividend payment on the date of receipt, even if the dividend is not converted into US dollars Gain or loss, if any, realized on a sale or other disposition of Australian Dollars will be ordinary income or loss to the US Portfolio Stockholder.

Dividends paid by the Company will not be eligible for the "inter-corporate dividends received" deduction allowed to US corporations.

Estate and Gift Tax

Australia does not impose any estate, inheritance or gift taxes.  Therefore, no Australian estate tax, inheritance tax or gift tax will be imposed on the death or upon a lifetime gift by, a US Portfolio Stockholder.

10.F	Dividends and paying agents

Not required for annual reports filed on 20-F.

10.G	Statements by experts

Not required for annual reports filed on 20-F.

10.H	Documents on display

Persons having a right of inspection of the Company's records under the Australian Corporations and securities legislation can inspect such records by contacting the Company's registered office at Unit B9, 431 Roberts Road, Subiaco, Western Australia, 6008.

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended. Accordingly the monthly Form 6-K and Annual Form 20-F are filed with the SEC.   A copy of any document filed can be read at the SEC's public reference room at 100 F Street, N. E., Washington, D.C. 20549. For further information, please call the SEC at 1-800-SEC-0330 on the public reference rooms. The Company's SEC filings are also available to the public at the SEC's web site at "http:/www.sec.gov".

10.I	Subsidiary information

Additional information not applicable.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to “Item 17. Financial Statements” for the financial statements included in this annual report. Note 29 to those financial statements provides quantitative and qualitative disclosures about the market risk exposures of Allied Gold.

In the normal course of its operations, the consolidated entity is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. In order to manage these risks, the consolidated entity may enter into transactions which make use of both on and off balance sheet derivatives.  The consolidated entity does not acquire, hold or issue derivatives for trading purposes.

The consolidated entity’s management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategy by:

•	Safeguarding the consolidated entity’s core earnings stream from its major asset through the effective control and management of financial risk.
•	Effective and efficient usage of credit facilities through the adoption of reliable liquidity management planning and procedures.
•	Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts.

The Executive Committee is responsible for the management of the consolidated entity’s financial risks within Board approved directives.

 (i) Gold price risk

Gold price risk is the risk that fluctuations in the price of gold will have an adverse effect on current or future earnings. The consolidated entity may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices.  In order to protect against the impact of falling gold prices, the consolidated entity enters into hedging transactions which provide a minimum price to cover non-discretionary operating expenses, repayments due under the consolidated entity’s financing facilities and sustaining capital. The majority of the consolidated entity’s forecast production is unhedged, allowing it to take advantage of increases in gold prices.

Call and put options are used by the consolidated entity to manage the gold price risk.  As the consolidated entity does not enter into financial instruments for trading purposes, the risks inherent in the financial instruments used are offset by the underlying risk being hedged.  The consolidated entity ensures that the level of hedge cover does not exceed the anticipated sales in future periods, that the term of the financial instruments does not exceed the mine life and that no basis risk exists.

The marked to market value of all derivatives making up the hedge position as at 30 June 2009 was a net loss of $13,235,176 (2008: $22,073,514; 2007: $nil) based on a gold price of US$944.60 and an AUS/USD exchange rate of $0.807.

The consolidated entity had the following net forward pricing commitments outstanding against future production:

	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	Total

Put options (US Dollar / Gold)

Amount (ounces)	39,748	20,154	-	-	59,902

US$/oz	US$700	US$700	-	-	US$700

Call options (US Dollar / Gold)

Amount (ounces)	34,429	20,154	-	-	54,583

US$/oz	US$700	US$700	-	-	US$700

 (ii) Foreign exchange risk

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the consolidated entity’s functional currency.  The consolidated entity operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Papua New Guinea Kina and the United States Dollar.  No programs for hedging foreign exchange risk were implemented by the consolidated entity in the 2009, 2008 or 2007 financial years.

(iii) Interest rate risk

The consolidated entity’s main interest rate risk arises from variable rate borrowings that expose the consolidated entity to interest rate risk. No hedging programs were implemented by the consolidated entity to manage interest rate risk during the 2009, 2008 or reporting periods.

Contractual obligations

The consolidated entity’s liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner.  The consolidated entity manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the consolidated entity has the ability to access required funding.

The tables below analyse the consolidated entity’s and the parent entity’s financial liabilities, net settled derivative financial instruments into relevant maturity groupings based on the remaining period to contractual maturity at the reporting date:

Consolidated entity as at 30 June 2009

	Less than 6 months $	6 to 12 months $	Between 1 and 2 years $	Between 2 and 5 years $	Total $	Carrying amount $
Non derivatives

Trade and other payables	18,133,857	-	-	-	18,133,857	18,133,157

Borrowings	2,279,800	2,279,800	1,290,337	90,431	5,940,368	5,940,368

Total non derivatives	20,413,657	2,279,800	1,290,337	90,431	24,074,225	24,074,225

Derivatives

Net settled - outflows	4,656,493	5,778,864	6,108,635	-	16,543,992	15,946,935

Total derivatives	4,656,493	5,778,864	6,108,635	-	16,543,992	15,946,935

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A	Debt Securities

Not required for annual reports filed on 20-F.

12.B	Warrants and rights

Not required for annual reports filed on 20-F.

12.C	Other securities

Not required for annual reports filed on 20-F.

12.D	American Depositary Shares

Not required for annual reports filed on 20-F.

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders or use of proceeds.

ITEM 15	CONTROLS AND PROCEDURES

Management's Annual Report on Internal Control over Financial Reporting

Management of Allied Gold is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in the Securities Exchange Act of 1934 Rules (13a-15(f). Allied Gold's internal control over financial reporting is process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as well as with IFRS as approved by Australia on December 31, 2008 and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of Allied Gold.
•
Provide  reasonable  assurance  that  transactions  are  recorded  as  necessary  to  permit  preparation  of financial statements in accordance with generally accepted accounting principles, in accordance with IFRS as issued by the IASB as well as IFRS as approved by Australia on June 30, 2009, and that our receipts  and  expenditures  are being  made only  in  accordance with  authorizations of  Allied Gold's management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Allied Gold's management, under the supervision and with the participation of its Chief Executive Officer and Chief Accounting Officer, conducted an evaluation of it's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules (13a-15(e)). Allied Gold's disclosure controls and procedures apply to all wholly owned Allied Gold companies. Allied Gold's Chief Executive Officer and Chief Accounting Officer have concluded that as of the evaluation date June 30, 2009, its disclosure controls and procedures were not effective due to the following material weakness:

•
 as at June 30, 2009 Allied Gold had not complied with a number of its reporting obligations under the Exchange Act for the fiscal years June 30, 2004 to June 30, 2009 inclusive. As at June 30, 2009 Allied Gold management had identified this non-compliance and had identified the actions required to rectify that non-compliance, including the preparation of this Form 20F.

Changes in Internal Control over Financial Reporting

During the fiscal year 2009, there were no changes in the Company's internal control over financial reporting that materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

16.A	Audit Committee Financial Expert

The purpose of the Audit, Compliance and Risk Committee is to provide assistance to Allied Gold's Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving its accounting, auditing, financial reporting, internal control and legal compliance functions. It is an objective of the Audit, Compliance and Risk Committee to maintain free and open means of communications among the board of directors, the independent directors and financial and executive management. The entire text of the Charter of the Audit, Compliance and Risk Committee is set forth in Annexure "B".

Messrs.  Steemson,  House  and  Torre  are  the  members  of  the  Audit,  Compliance  and  Risk Committee,  each  being financially literate and Mr. House being an independent, non-executive director of Allied Gold. Collectively, the members of the Audit, Compliance and Risk Committee have considerable skill and professional experience in accounting, business and finance. The specific education and experience of each member of the Audit, Compliance and Risk Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee is set out below:

Gregory H. Steemson, Non-Executive Director — Mr. Steemson, FAusImm, is a qualified geologist and geophysicist with an extensive background in exploration and the development and management of mining projects. He is Chief Executive Officer of Mineral Commodities Limited (since May 2009) and a director of Mineral Commodities Limited (since January 2001) and Carbine Resources Limited (since December 2008). Former directorships of public listed companies in the last 3 years include Sandfire Resources NL for which he served as Managing Director (June 2003 until August 2007).

Montague House, Non-Executive Director — Mr. House is a member of the Australian Institute of Company Directors and was previously a Member of Parliament in Western Australia from February 1986 until February 2005. Mr. House was elected as Deputy Leader of the National Party in 1988. He is also a director of Landgate Western Australia and Latent Petroleum.

Peter Torre, Company Secretary — Mr. Torre is the principal of the corporate advisory firm Torre Corporate which provides corporate secretarial services to a range of listed companies. Prior to establishing Torre Corporate in July 2003, Mr. Torre was a partner of an internationally affiliated firm of Chartered Accountants working within its Corporate Services Division for over nine years where he also held the position of Chairman of the National Corporate Services Committee. Mr. Torre holds a Bachelor of Business, is a Chartered Accountant, a Chartered Secretary and is a member of the Institute of Company Directors.

Pursuant to Section 407 of the Sarbanes-Oxley Act of 2002 (“SOXA”) the Company has a duty to adopt rules disclosing whether it has at least one audit committee financial expert serving on its audit committee, and if so, whether the expert is independent of management.

The Company has designated Mr Peter Torre as the audit committee financial expert. Mr Torre also acts as Allied Gold’s Company Secretary and as such is not considered to be independent.

16.B	Code of Ethics

The Board adopts a proactive approach to promoting the practice of high ethical standards.  All Directors and employees are expected to act with the utmost integrity and objectivity; striving at all times to enhance the reputation and performance of the Company, in the following areas:

• professional conduct;

• dealings with suppliers, advisers and regulators;

• dealings with the community and specifically in dealings with traditional landowners; and

• dealings with other employees.

The Board and Company have implemented a Code of Conduct The Code of Conduct reflects Allied’s standards and values, and sets the standard of conduct expected of all of those who are a part of Allied. A copy of the Code of Conduct may be requested from the Company by any shareholder by contacting the Company’s registered office.

The Directors of Allied believe that the Code of Conduct is a vital part of ensuring the success of its business and maintaining effective relationships with the people it does business with.  The Code of Conduct highlights for Directors and employees the way Allied expects its people to conduct themselves to ensure that Allied continues to achieve sustained success.

All Directors and employees are expected to be familiar with the contents of the Code of Conduct.  Employees must also have a detailed understanding of Company business practices and policies that directly relate to their job. It  is every employee’s responsibility to comply with the Code of Conduct.  Employees should seek assistance from a manager or supervisor, or another source of advice identified in the Corporate Principles and Code of Conduct if they do not fully understand how it should be applied.

Managers and supervisors are to take all reasonable steps to ensure that Allied ‘s employees and where appropriate, consultants, contractors and partners are aware of and comply with the Code of Conduct. They must consult the next level of management if problems occur.  Managers and supervisors must also:

•	ensure that all employees have access to Company policies and procedures;
•	respond promptly and seriously to employees’ concerns and questions about business conduct issues and seek further assistance if required; and
•	demonstrate exemplary behaviour that other employees can follow.

Management is responsible to the Board, through the Chief Executive Officer and Managing Director, for the Company’s performance under the Code of Conduct.

Under the Chief Executive Officer and Managing Director, the heads of each division and the senior managers who report directly to them have operational responsibility for ensuring compliance with the Code of Conduct.

Any individual who breaches the Code of Conduct or any of the guidelines or policies under it, or who authorises or permits any breaches by a subordinate will be subject to disciplinary action including possible dismissal.

The highest standards of corporate conduct are critical to Allied’s image and success and therefore employees will be encouraged to report any actual or suspected breach of the code and guidelines.

It is Allied’s policy that any employee who reports in good faith a breach or suspected breach of legal or ethical standards will not be subject to retaliation, or retribution or other recriminations for making that report.

16.C	Principal Accountant Fees and Services

The aggregate fees billed for the last five fiscal years for professional services rendered by the Company’s auditors were as follows:

	2009 AUD$	2008 AUD$
Audit fees	148,911	84,736
Audit related fees	-	-
Tax fees	-	1,414
	148,911	86,150

16.D	Exemptions from the Listing Standards for Audit Committees

Not applicable.

16.E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

16.F	Change in Certifying Accountant

There has been no change in the Company’s auditor or certifying accountant in the period covered by this Annual Report.

16.G	Corporate Governance

The Board of Directors of Allied Gold Limited (Allied) is responsible for the corporate governance of the Company.  The Board guides and monitors the business and affairs of the Company on behalf of the shareholders by whom they are elected and to whom they are accountable.

In accordance with the Australian Stock Exchange (ASX) Corporate Governance Council’s (“CGC”) “Principles of Good Corporate Governance and Best Practice Recommendations” the Corporate Governance Statement must contain certain specific information and must disclose the extent to which the Company has followed the guidelines during the period. Where a recommendation has not been followed, that fact must be disclosed together with the reasons for the departure.

The Company’s corporate governance practices were in place throughout the year and are compliant, unless otherwise stated, with the Corporate Governance Council’s principles and recommendations, which are noted below.

Principle 1.	Lay solid foundations for management and oversight
Principle 2.	Structure the Board to add value
Principle 3.	Promote ethical and responsible decision making
Principle 4.	Safeguard integrity in financial reporting
Principle 5.	Make timely and balanced disclosure
Principle 6.	Respect the rights of shareholders
Principle 7.	Recognise and manage risk
Principle 8.	Remunerate fairly and responsibly

The Board has developed policies and practices consistent with the ASX Recommendations, with such adjustments as the Board believes are appropriate for the particular circumstances of the Company. Consistent with these policies, a summary of the corporate governance policies and practices adopted by Allied is set out below.

Role of the Board of Directors

The Board of Allied is responsible for setting the Company’s strategic direction and providing effective governance over Allied’s affairs in conjunction with the overall supervision of the Company’s business with the view of maximising shareholder value. The Board's key responsibilities are to:

(a)	chart the direction, strategies and financial objectives for Allied and monitor the implementation of those policies, strategies and financial objectives;

(b)	monitor compliance with regulatory requirements, ethical standards and external commitments;

(c)	appoint, evaluate the performance of, determine the remuneration of, plan for the succession of and, where appropriate, remove the Chief Executive Officer; and

(d)	ensure that the Board continues to have the mix of skills and experience necessary to conduct Allied's activities, and that appropriate directors are selected and appointed as required.

The Board has adopted a Board Charter, which sets out in more detail the responsibilities of the Board. The Board Charter sets out the division of responsibility between the Board and management to assist those affected by decisions to better understand the respective accountabilities and contribution to Board and management.

In accordance with Allied’s Constitution, the Board delegates responsibility for the day–to–day management of Allied to the Executive Chairman (subject to any limits of such delegated authority as determined by the Board from time to time). Management as a whole is charged with reporting to the Board on the performance of the Company.

Mandate of the Board

The Board is responsible for, and has the authority to determine, all matters relating to the strategic direction, policies, practices, establishing goals for management and the operation of the Company. Without intending to limit this general role of the Board, the specific functions and responsibilities of the Board include:

•	oversight of the Company as a whole, including its control and accountability systems;

•	appointing and removing the CEO (or equivalent), including approving remuneration of the CEO and remuneration policy and succession plans for the CEO as recommended by the Remuneration Committee;

•	appointing and removing the CFO (or equivalent) and the Company Secretary, including approving the remuneration of the CFO as recommended by the Remuneration Committee;

•	monitoring and providing input into the formal approval of management's development and implementation of corporate strategy and performance objectives;

•	reviewing and ratifying systems of risk management and internal compliance and control, codes of conduct and legal compliance;

•	monitoring senior management's performance and implementation of strategy, and ensuring appropriate resources are available;

•	approving and monitoring the progress of major capital expenditure, capital management and acquisitions and divestitures;

•	regularly reviewing the overall performance of the Board, as well as the performance of committees, senior management and individual directors; and

•	approving and monitoring financial and other reporting.

The Board delegates responsibility for day-to-day management of the Company to the CEO. However the CEO must consult the Board on matters that are sensitive, extraordinary or of a strategic nature. The Board has ultimate responsibility for ensuring compliance of Company officers and employees with other company policies including:

•	Trading Blackout
•	Whistleblowers

Board structure and composition

The Board currently comprises 5 directors, of which two are independent non–executive Directors. The Company acknowledges that this does not constituent a majority of independent non-executive directors but believes the Board is of a suitable composition and possesses the necessary skills to govern the Company. The Company will continue to restructure and monitor the composition of the Board on an on-going basis. Details of each director’s skill, expertise and background and shareholding are contained within the directors report included with the company’s annual financial statements.

Independence, in this context, is defined to mean a non–executive Director who is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of Allied. The definition of independence in ASX Recommendation 2.1 is taken into account for this purpose.

Presently, the roles of Chairman and Chief Executive Officer have not been separated. The Board has determined that the existing Chairman is best placed to direct and manage the Company through its current stage of development. The Board will continue to assess this on an ongoing basis.

Allied’s non–executive Directors may not hold office for a continuous period in excess of three years or past the third annual general meeting following their appointment, whichever is longer, without submitting for re–election. Directors are elected or re–elected, as the case may be, by shareholders in a general meeting. Directors may offer themselves for re–election.

A Director appointed by the Directors (e.g., to fill a casual vacancy) will hold office only until the conclusion of the next annual general meeting of Allied but is eligible for re–election at that meeting.

Any equity-based compensation to directors is required to be approved to shareholders prior to issue.

The Company has procedures enabling any director or Committee of the Board to seek external professional advice as considered necessary, at the Company’s expense, subject to prior consultation with the Chairman.  A copy of any advice sought by a Director would be made available to all Directors.

Board and management effectiveness

The Charter contemplates that the Board will annually assess the performance of the Board as a whole, and the individual Directors, as well as the effectiveness of the Board Charter. Responsibility for the overall direction and management of Allied, its corporate governance and the internal workings of Allied rests with the Board notwithstanding the delegation of certain functions to the Chief Executive Officer and management generally (such delegation effected at all times in accordance with Allied’s Constitution and its corporate governance policies).

A formal evaluation procedure in relation to the Board, individual Directors, Board Committees and Company executives did not take place during the year. The Company has reconstituted its Remuneration and Nomination Committee subsequent to the financial year end. This will facilitate the reviews of each of the Board, its Committees and executives. Informal reviews are undertaken in that individual Directors’ performance is evaluated by reference to the Director’s contribution to monitoring and assessing management performance in achieving strategies and budgets approved by the Board (among other things). Similarly, the Executives of the Company are monitored base on achieving outcomes and milestones set by the Board.

Committees of the Board of Directors

The Board has established two permanent Board committees to assist the Board in the performance of its functions:

(a)	the Audit, Compliance and Risk Committee; and

(b)	the Remuneration and Nomination Committee.

Each committee has a charter, which sets out the Committee's purpose and responsibilities. The Committees are described further below.

Audit, Compliance and Risk Committee

The purpose of the Audit, Compliance and Risk Committee is to provide assistance to the Board in its review of:

(a)	Allied’s financial reporting, internal control structure and risk management systems;

(b)	the external audit functions; and

(c)	Allied's compliance with legal and regulatory requirements in relation to the above.

The Audit, Compliance and Risk Committee has specific responsibilities in relation to Allied's financial reporting process; the assessment of accounting, financial and internal controls; the appointment of external auditor; the assessment of the external audit; the independence of the external auditor; and setting the scope of the external audit.

The Audit, Compliance and Risk Committee Charter provides that the Committee must comprise at least three non–executive Directors that have diverse, complementary backgrounds, with two independent non–executive Directors. The current Board of Allied is not made up of sufficient non-executive directors which would permit the ability to meet this requirement however the Board believes that the existence of an Audit, Compliance and Risk Committee is warranted even if its constituents do not strictly meet the requirements of the ASX Principals.

The Chairman of the Audit, Compliance and Risk Committee must be an independent non–executive Director.

The members of the Audit, Compliance and Risk Committee are: Mr House (Chairman), Mr Steemson, and Mr Torre.

Financial Reporting, Risk Management and Internal Controls

The Board has overall responsibility for Allied's systems of internal control. These systems are designed to ensure effective and efficient operations, including financial reporting and compliance with laws and regulations, with a view to managing the risk of failure to achieve business objectives. It must be recognised, however, that internal control systems can provide only reasonable and not absolute assurance against the risk of material loss.

The Board is establishing procedures in order to review the effectiveness of the internal control systems and risk management on an ongoing basis, and will monitor risk through the Audit, Compliance and Risk Committee (see the Audit, Compliance and Risk Committee). The Board regularly receives information about the financial position and performance of Allied. For annual accounts released publicly, the Chief Executive Officer and the Chief Financial Officer sign-off to the Board:

i.
the accuracy of the accounts and that they represent a true and fair view, in all material respects, of Missions financial condition and operational results, and have been prepared in accordance with applicable accounting standards and

ii.
that the representations are based on a system of risk management and internal compliance and control relating to financial reporting which implements the policies adopted by the Board, and that those systems are operating efficiently and effectively in all material respects.

In respect to (ii) above, management disclosed to the Board that in the 2008 financial year the principal activity of the company and its controlled entities changed from exploration and construction activities to gold production. This change in activities required substantial amendments to the company’s risk management and internal controls systems relating to financial reporting for those systems to remain effective.

Whilst significant amendments were made to the company’s risk management and internal controls systems relating to financial reporting during the year ended 30 June 2009, the required amendments in order for those systems to remain effective had not been fully implemented as at 30 June 2009. Additional procedures were performed by management to compensate for the required amendments that had not been implemented prior to 30 June 2009.

In addition, management has not reported to the Board on the effectiveness of the company’s management of its material business risks as required by Principal 7. The implementation of the Audit, Compliance and Risk Committee will assist management in implementing systems to ensure the Company’s material business risks are being monitored and reported on. Risk is currently considered on an informal, day-to-day basis across the financial, operational and organisation aspects of the Company’s business. The operating subsidiaries have established systems of internal control, which takes account of key business exposures. The systems are designed to ensure that assets are safeguarded, proper accounting records are maintained and financial information is reliable.

Timely and balanced disclosure

Allied is committed to promoting investor confidence and ensuring that shareholders and the market have equal access to information and are provided with timely and balanced disclosure of all material matters concerning the Company. Additionally, Allied recognises its continuous disclosure obligations under the ASX Listing Rules, The AIM Rules and the Corporations Act. To assist with these matters, the Board has adopted a Continuous Disclosure and Shareholder Communication Policy.

The Continuous Disclosure and Shareholder Communication Policy allocates roles to the Board and management in respect of identifying material information and co–ordinating disclosure of that information where required by the ASX and AIM Listing Rules.

The Policy also identifies authorised company spokespersons and the processes Allied has adopted to communicate effectively with its shareholders. In addition to periodic reporting, Allied will ensure that all relevant information concerning the Company is placed on its website

Ethical and responsible decision–making

Code of Conduct

The Board has created a framework for managing the Company including internal controls, business risk management processes and appropriate ethical standards.

The Board has adopted practices for maintaining confidence in the Company's integrity including promoting integrity, trust, fairness and honesty in the way employees and Directors conduct themselves and Allied's business, avoiding conflicts of interest and not misusing company resources. A formal Code of Conduct has been adopted for all employees and Directors of Allied.

Securities Trading Policy

A Securities Trading Policy has been adopted by the Board to set a standard of conduct, which demonstrates Allied’s commitment to ensuring awareness of the insider trading laws, and that employees and Directors comply with those laws. The Securities Trading Policy imposes additional share trading restrictions on Directors, the Company Secretary, executives and employees involved in monthly financial accounting processes ("specified persons").

Under the Securities Trading Policy, specified persons are only permitted to buy and sell securities if they do not possess non–public price sensitive information and trading occurs outside of specified restricted periods. These periods are the periods commencing on the first day of the month before the end of the half–year or full year period and ending on the next business day after the announcement of the results for that period. In addition, before a specified person can deal in Allied’s securities they must obtain clearance from the appropriate officer, confirming that there is no reason why they cannot trade.

PART III

ITEM 17            Financial Statements

ALLIED GOLD LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

Years Ended 30 June 2009, 2008 and 2007

INCOME STATEMENT

For the FINANCIAL YEARS ENDED 30 JUNE 2009, 2008 and 2007

	Note	2009	2008	2007
		$	$	$

Revenue	6	77,467,668	23,393,798	-
Cost of sales	7	(66,436,649)	(20,264,174)	-
Gross profit		11,031,019	3,129,624	-

Unrealised losses on derivatives		(21,828)	-	-
Corporate expenses		(7,545,907)	(4,404,307)	(2,826,386)
Share based remuneration	27(b)	(4,130,120)	(3,590,530)	(89,025)
Impairment of available for sale assets		(1,214,402)	-	-
Other expenses		(3,426,778)	(4,049,118)	(816,386)
Other income	6	149,937	31,688	5,292
Financial income	6	327,760	533,365	1,845,894
Financial expenses	8	(3,396,347)	(1,189,685)	-

Loss before tax		(8,226,666)	(9,538,963)	(1,880,611)

Income tax benefit/(expense)	9	-	-	-

Loss after tax attributable to members of the parent entity		(8,226,666)	(9,538,963)	(1,880,611)

Basic earnings per share (cents)	23(a)	(1.92)	(2.70)	(0.70)

Diluted earnings per share (cents)	23(b)	(1.92)	(2.70)	(0.70)

The income statements are to be read in conjunction with the notes to the financial statements.

All references to “$” in these financial statements are to Australian dollars.

BALANCE SHEET

AS AT 30 JUNE 2009, 2008 AND 2007

	Note		2009 $	2008 $	2007 $
CURRENT ASSETS
Cash and cash equivalents	28	(a)	20,529,979	154,180	12,657,949
Trade and other receivables	10		800,494	1,758,073	81,277
Inventories	11		14,269,497	7,401,734	-
Derivative financial instruments	12		2,025,000	314,212	-
Available for sale financial assets	13		-	-	474,419
Other assets	14		246,792	531,032	85,745
Total Current Assets			37,871,762	10,159,231	13,299,390

NON-CURRENT ASSETS
Derivative financial instruments	12		686,759	3,495,855	-
Available for sale financial assets	13		348,974	1,185,074	1,447,200
Property, plant and equipment	15		145,861,709	130,034,534	68,834,971
Exploration and evaluation expenditure	16		11,115,743	10,406,786	30,002,238
Total Non-Current Assets			158,013,185	145,122,249	100,284,409

Total Assets			195,884,947	155,281,480	113,583,799

CURRENT LIABILITIES
Trade and other payables	18		20,683,026	14,446,386	9,163,140
Borrowings	19		2,094,483	8,561,286	-
Derivative financial instruments	12		10,197,958	6,972,407	-
Provisions	20		491,709	365,819	-
Total Current Liabilities			33,467,176	30,345,898	9,163,140

NON-CURRENT LIABILITIES
Borrowings	19		3,845,885	2,739,755	-
Derivative financial instruments	12		5,748,977	18,911,174	-
Provisions	20		2,782,426	2,584,870	2,424,861
Total Non-Current Liabilities			12,377,288	24,235,799	2,424,861

Total Liabilities			45,844,464	54,581,697	11,588,001

NET ASSETS			150,040,483	100,699,783	101,995,798

EQUITY
Contributed equity	21		173,098,363	133,686,704	105,794,580
Reserves	22		1,199,540	(16,956,167)	2,693,009
Accumulated losses	22		(24,257,420)	(16,030,754)	(6,491,791)
TOTAL EQUITY			150,040,483	100,699,783	101,995,798
The balance sheets are to be read in conjunction with the notes to the financial statements.

All references to “$” in these financial statements are to Australian dollars.

STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

	Issued Capital	Accumulated Losses	Share-based payments reserve	Foreign exchange translation reserve	Available for sale investments revaluation reserve	Cash Flow Hedging Reserve	Total
	$	$	$	$	$	$	$
At 1 July 2006	87,802,197	(4,611,180)	1,823,322	(23,070)	-	-	84,991,269
Revaluation of investments available for sale	-	-	-	-	758,090	-	758,090
Translation of foreign controlled entities	-	-	-	45,642	-	-	45,642
Total income recognised directly in equity during the year	-	-	-	45,642	758,090	-	803,732
Loss for the period	-	(1,880,611)	-	-	-	-	(1,880,611)
Total recognised income and expense during the year	-	(1,880,611)	-	45,642	758,090	-	(1,076,879)
Cost of equity raising	(737,074)	-	-	-	-	-	(737,074)
Share-based payments	-	-	89,025	-	-	-	89,025
Share placements	13,054,141	-	-	-	-	-	13,054,141
Conversion of options	5,675,316	-	-	-	-	-	5,675,316
At 30 June 2007	105,794,580	(6,491,791)	1,912,347	22,572	758,090	-	101,995,798
Revaluation of investments available for sale	-	-	-	-	(751,544)	-	(751,544)
Translation of foreign controlled entities	-	-	-	(414,648)	-	-	(414,648)
Changes in the fair value of cash flow hedges - gross	-	-	-	-	-	(23,225,075)	(23,225,075)
Transfer to net profit - gross	-	-	-	-	-	1,151,561	1,151,561
Total income recognised directly in equity during the year	-	-	-	(414,648)	(751,544)	(22,073,514)	(23,239,706)
Loss for the period	-	(9,538,963)	-	-	-	-	(9,538,963)
Total recognised income and expense during the year	-	(9,538,963)	-	(414,648)	(751,544)	(22,073,514)	(32,778,569)
Cost of equity raising	(543,123)	-	-	-	-	-	(543,123)
Share-based payments	-	-	3,590,530	-	-	-	3,590,530
Share placements	26,514,770	-	-	-	-	-	26,514,770
Conversion of options	1,920,477	-	-	-	-	-	1,920,477
At 30 June 2008	133,686,704	(16,030,754)	5,502,877	(392,076)	6,546	(22,073,514)	100,699,783

The statements of changes in equity are to be read in conjunction with the notes to the financial statements.
All references to “$” in these financial statements are to Australian dollars.

STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

	Issued Capital	Accumulated Losses	Share-based payments reserve	Foreign exchange translation reserve	Available for sale investments revaluation reserve	Cash Flow Hedging Reserve	Total
At 30 June 2008	133,686,704	(16,030,754)	5,502,877	(392,076)	6,546	(22,073,514)	100,699,783
Changes in fair value of investments available for sale	-	-	-	-	129,843	-	129,843
Translation of foreign controlled entities	-	-	-	(252,552)	-	-	(252,552)
Changes in the fair value of cash flow hedges	-	-	-	-	-	6,520,145	6,520,145
Transfer to net profit	-	-	-	-	-	7,484,731	7,484,731
Total income recognised directly in equity during the year	-	-	-	(252,552)	129,843	14,004,876	13,882,167
Loss for the period	-	(8,226,666)	-	-	-	-	(8,226,666)
Total recognised income and expense during the year	-	(8,226,666)	-	(252,552)	129,843	14,004,876	5,655,501
Cost of equity raising	(1,949,292)	-	-	-	-	-	(1,949,292)
Share-based payments	-	-	4,273,540	-	-	-	4,273,540
Share placements	41,360,951	-	-	-	-	-	41,360,951
At 30 June 2009	173,098,363	(24,257,420)	9,776,417	(644,628)	136,389	(8,068,638)	150,040,483

The statements of changes in equity are to be read in conjunction with the notes to the financial statements.

All references to “$” in these financial statements are to Australian dollars.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

	Note	2009 $	2008 $	2007 $
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		78,160,874	21,748,690	-
Proceeds from / (outflows on ) settlement of derivatives		5,122,882	-	(3,634,401)
Payments to suppliers & employees		(61,115,934)	(21,374,990)	-
Interest received		327,760	533,365	1,845,894
Interest paid		(932,382)	(1,189,685)	-
Net cash generated by / (used in ) operating activities	28(b)	21,563,200	(282,620)	(1,788,507)

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for purchase of interest in project		-	-	5,000
(Purchase) / sale of equity investments		(241,200)	(14,999)	32,865
Purchase of plant & equipment		(16,246,475)	(40,223,122)	(49,075,130)
Development expenditure		(7,205,878)	-	-
Exploration and evaluation expenditure		(708,957)	(13,075,876)	(9,924,639)
Net cash used in investing activities		(24,402,510)	(53,313,997)	(58,961,904)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of securities		41,575,365	26,891,855	18,729,457
Costs of raising equity capital		(1,766,744)	(256,773)	(737,074)
Proceeds from borrowings		2,900,000	23,393,561	-
Finance lease payments		(3,337,264)	-	-
Repayments of borrowings		(16,407,977)	(8,935,838)	-
Net cash generated by financing activities		22,963,380	41,092,805	17,992,383

Net increase / (decrease) in cash and cash equivalents		20,124,070	(12,503,812)	(42,758,028)
Cash and cash equivalents at beginning of financial year		154,180	12,657,949	55,370,334
Effects of exchange rate changes on the balance of cash and cash equivalents		251,729	43	45,643
Cash and cash equivalents at end of financial year	28(a)	20,529,979	154,180	12,657,949

The cash flow statement is to be read in conjunction with the notes to the financial statements.

All references to “$” in these financial statements are to Australian dollars.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

1.	Reporting entity

Allied Gold Limited (“the parent entity”) is a listed public company, incorporated and domiciled in Australia. The financial report includes  the consolidated entity comprising the parent entity and its controlled entities (“the consolidated entity” or “Group”).

2.	Basis of preparation

(a)	Statement of compliance

This general-purpose financial report has been prepared in accordance with Australian Accounting Standards, other authorised pronouncements of the Australian Accounting Standards Board, Australian Accounting Interpretations and the Corporations Act 2001.  The financial report complies with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board..

(b)	Basis of measurement

This financial report has been prepared under the historical cost convention, as modified by the revaluation of available for sale financial assets and derivative financial instruments.

(c)	Functional and presentation currency

Items included in the financial report of each controlled entity in the consolidated entity are measured using the currency of the primary economic environment in which that entity operates (“the functional currency”). The consolidated financial report is presented in Australian dollars which is the parent entity’s functional and presentation currency.

(d)	Critical accounting estimates

The preparation of the financial statements in accordance with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses.

These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

The estimates and assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial report, are disclosed in note 4.

3.	Statement of significant accounting policies

The significant accounting policies adopted in the presentation of the financial report are set out below. The accounting policies have been consistently applied to all periods presented in the financial report and by all entities comprising the consolidated entity for the purposes of the consolidated financial report, unless otherwise stated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

3.	Statement of significant accounting policies (continued)

(a)	Basis of Consolidation

Controlled entities
A controlled entity is any entity over which the parent entity has the power to govern the financial and operating policies so as to obtain benefits from its activities.  In assessing control, potential voting rights that are presently exercisable or convertible are taken into account. Controlled entities are included in the consolidated financial report from the date on which control is transferred to, or acquired by the parent entity, until the date control ceases.

Transactions eliminated on consolidation
Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred.

Minority interests in the results and equity of controlled entities that are shown separately in the consolidated income statement and balance sheet respectively.

(b)	Foreign currency translation

Transaction and balances
Foreign currency transactions are translated into Australian dollars at exchange rates ruling at the dates of transactions.  Monetary assets and liabilities denominated in foreign currencies at balance date are translated to Australian dollars at the rate of exchange ruling on that date.  Foreign exchange differences arising on translation are recognised in the income statement.  Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.  Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

Financial statements of foreign operations
The assets and liabilities of foreign operations are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date.  The revenue and expenses of foreign operations are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transaction.  Exchange differences arising on translation are recognised directly in a separate component of equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

3.	Statement of significant accounting policies (continued)

(c)	Revenue

Sales are recognised as revenue only when there has been a passing of title and risk to the customer, and:

•	the product is in a form suitable for delivery and no further processing is required by, or on behalf of, the consolidated entity;
•	the quantity and grade of the product can be determined with reasonable accuracy;
•	the product has been dispatched to the customer and is no longer under the physical control of the consolidated entity (or property in the product has earlier passed to the customer);
•	the selling price can be measured reliably;
•	it is probable that the economic benefits associated with the transaction will flow to the consolidated entity; and
•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales revenue represents the gross proceeds receivable from the customer.

(d)	Financing income

Financing income represents interest income which is recognised in the income statement as it accrues, using the effective interest method.

(e)	Financing costs

Financing costs are calculated using the effective interest method and include interest, amortisation of discounts or premiums relating to borrowings and amortisation of ancillary costs incurred in connection with arrangement of borrowings and foreign exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

Financing costs are expensed as incurred unless they relate to qualifying assets.  Qualifying assets are assets which take a substantial period of time to get ready for their intended use or sale.  Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is the amount incurred in relation to that borrowing, net of any interest earned on those borrowings.  Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate.

(f)	Income Tax

Income tax on profit or loss for the year comprises current and deferred tax.  Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax paid or payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax paid or payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in controlled entities where the parent entity is able to control the reversal of temporary differences and it is probable that the differences will not reverse in the foreseeable future.  The amount of deferred tax provided is determined using tax rates enacted or substantively enacted at the balance sheet date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

3.	Statement of significant accounting policies (continued)

(f)	Income Tax (continued)

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.  Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.  Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the consolidated entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions or deductibility imposed by the law.

(g)	Non-derivative financial assets

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables and cash and cash equivalents. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date. The classification depends on the purpose for which the financial assets were acquired or executed.

Non-derivative financial assets are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non derivative financial instruments are measured as described below.

Held to maturity investments
If the consolidated entity has the positive intent and ability to hold securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses (refer accounting policy 3(n)).

Available-for-sale financial assets
The consolidated entity’s investments in equity securities are classified as available-for sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (refer accounting policy 3(n), and foreign exchange gains and losses on available-for-sale monetary items, are recognised directly in equity. When an investment is de-recognised, the cumulative gain or loss in equity is transferred to profit or loss. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of, or otherwise realise, the investment within twelve months of the reporting date.

Financial assets at fair value through profit or loss
An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the consolidated entity manages such investments and makes purchase and sale decisions based on their fair value in accordance with the consolidated entity’s documented risk management or investment strategy. Upon initial recognition attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

Cash and cash equivalents
Cash comprises cash on hand and demand deposits.  Cash equivalents are short term, highly liquid investments that are readily convertible to known amounts of cash, which are subject to an insignificant risk of changes in value and have a maturity of three months or less on the date they are acquired by the consolidated entity.

Bank overdrafts are shown within short-term borrowings in current liabilities on the balance sheet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

3.	Statement of significant accounting policies (continued)

(g)	Non-derivative financial assets (continued)

Trade and other receivables
Trade and other receivables are measured at amortised cost using the effective interest method, less any impairment losses (refer accounting policy 3(n)).

Trade and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, unless their remaining contractual maturity is greater than twelve months after the reporting date in which case they are classified as non-current assets.

Derecognition of financial assets
Financial assets are derecognised when the rights to receive cash flows from the assets have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership.

(h)	Inventories

Raw materials and stores, work in progress and finished goods are physically measured or estimated and valued at the lower of cost and net realisable value. Net realisable value less costs to sell is assessed annually based on the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.

Cost is determined primarily on the basis of average costs. For processed inventories, cost is derived on an absorption costing basis. Cost comprises cost of purchasing raw materials and cost of production, including attributable mining and processing overheads.

Non-current ore stockpile is ore which is not scheduled to be processed in the twelve months after the reporting date. The consolidated entity believes the processing of these stockpiles will have a future economic benefit to the consolidated entity and accordingly values these stockpiles at the lower of cost or net realisable value.

Inventories of consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost, which includes the cost of purchase as well as transportation and statutory charges, or net realisable value. Any provision for obsolescence is determined by reference to specific stock items identified.

(i)	Derivatives and hedging activities
Derivative instruments
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The consolidated entity designates certain derivatives as either:

•	Hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge);
or
•	Hedges of the cash flows of recognised assets and liabilities and highly probable forecast transactions (cash flow hedge).

At the inception of the hedging transaction, the consolidated entity documents the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking various hedge transactions. The consolidated entity also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been, and will continue to be, highly effective in offsetting changes in fair values or cash flows of hedged items.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

3.	Statement of significant accounting policies (continued)

(i)	Derivatives and hedging activities (continued)

Derivative instruments (continued)
The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is greater than twelve months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than twelve months. Trading derivatives are classified as a current asset or liability.

Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the ineffective portion is recognised in the income statement within other income or other expenses.

The consolidated entity did not have any fair value hedges in the period covered by this financial report.

Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to any ineffective portion is recognised immediately in the income statement within other income or other expenses. The group has decided not to separate out time and intrinsic value but retain one single fair value to all option derivatives and measure hedge effectiveness consistent with this.

Amounts accumulated in equity are recognised in the income statement in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place).

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Derivatives that do not qualify for hedge accounting
Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement and are included in other income or other expenses.

(j)	Exploration and evaluation expenditure

Exploration and evaluation expenditure comprises costs that are directly attributable to researching and analysing existing exploration data; conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; and/or compiling prefeasibility and feasibility studies. Exploration expenditure relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits that have been identified as having economic potential.

Exploration and evaluation expenditure (including amortisation of capitalised licence costs) is charged to the income statement as incurred except in the following circumstances, in which case the expenditure may be capitalised:

•	the exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale; or

•	at the balance sheet date, exploration and evaluation activity has not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

3.	Statement of significant accounting policies (continued)

(j)	Exploration and evaluation expenditure (continued)

Capitalised exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment at cost less impairment charges. Otherwise, it is recorded as an intangible asset. As the asset is not available for use, it is not depreciated. All capitalised exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas at which reserves have been discovered but that require major capital expenditure before production can begin are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is not expected to be recovered it is charged to the income statement.

Cash flows associated with exploration and evaluation expenditure (comprising both amounts expensed and amounts capitalised) are classified as investing activities in the cash flow statement.

(k)	Development expenditure

When proved reserves are determined and development is sanctioned, capitalised exploration and evaluation expenditure is reclassified as “Other Mineral Assets”, and is disclosed as a component of property, plant and equipment. Development expenditure is capitalised and classified as “Other Mineral Assets”. The asset is not depreciated until construction is completed and the asset is available for use.

(l)	Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (see accounting policy 3(n)). Cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, an appropriate proportion of fixed and variable overheads and capitalised borrowing costs.  The cost of self-constructed assets and acquired assets include (i) the initial estimate of the time of installation and during the period of use, when relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and (ii) changes in the measurement of existing liabilities recognised for these costs resulting from changes in the timing or outflow of resources required to settle the obligation or from changes in the discount rate.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Costs incurred on property, plant and equipment subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the consolidated entity in future years.  Where these costs represent separate components they are accounted for as separate assets and are separately depreciated over their useful lives. Costs incurred on property, plant and equipment which do not meet the criteria for capitalisation are expensed as incurred.

The cost of each item of property, plant and equipment is depreciated over its expected useful life reflecting the pattern in which the assets' future economic benefits are expected to be consumed. For the  majority of assets this is accomplished using the unit-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are depreciated using a percentage based on time. Land is not depreciated.

Acquired mineral rights are capitalised and classified as “Other mineral assets” and depreciated from commencement of production. The consolidated entity’s mineral leases are of sufficient duration (or convey a legal right to renew for a sufficient duration) to enable all proven and probable reserves to be mined in accordance with current production schedules.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

3.	Statement of significant accounting policies (continued)

(l)	Property, plant and equipment (continued)

Depreciation of property, plant and equipment
Property, plant and equipment is depreciated over its useful life, or over the remaining mine life if shorter.  Residual values and useful lives are reviewed, and adjusted if appropriate at each balance sheet date. Changes to the estimated residual values or useful lives are accounted for prospectively.

The major categories of property, plant and equipment are depreciated on a units of use and / or a straight- line basis as follows:

Units of production basis
For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a units of production basis.

In applying the units of production method, depreciation is normally calculated using based on estimated recoverable gold ounces contained in proved and probable ore reserves.

Straight line basis
Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the remaining mine life are depreciated on a straight line basis as follows:

Plant and equipment	3 to 8.5 years
Buildings	8.5 years
Other mineral assets	3 to 8.5 years

An assets’ carrying amount is written down immediately to its recoverable amount if the assets’ carrying amount is greater than its estimated recoverable amount (refer accounting policy 3(n)).

Gains and losses on disposals are determined by comparing disposal proceeds with the carrying amount of the asset at the time of disposal. Gains and losses on disposal are included in the income statement.

(m)	Deferred mining costs

Overburden and other mine waste materials are often removed during the initial development of a mine site in order to access the mineral deposit. This activity is referred to as development stripping. The directly attributable costs (inclusive of an allocation of relevant overhead expenditure) are capitalised as development costs. Capitalisation of development stripping costs ceases, and depreciation of those capitalised costs commences, at the time that saleable materials begin to be extracted from the mine. Depreciation of capitalised development stripping costs is determined on a unit of production basis for each separate area of interest.

Removal of waste material normally continues throughout the life of a mine. This activity is referred to as production stripping and commences at the time that saleable materials begin to be extracted from the mine. The costs of production stripping are charged to the income statement as operating costs when the ratio of waste material to ore extracted for an area of interest is expected to be constant throughout its estimated life. When the ratio of waste to ore is not expected to be constant, production stripping costs are accounted for as follows:

•	All costs are initially charged to the income statement and classified as operating costs.
•	When the current ratio of waste to ore is greater than the estimated life-of-mine ratio, a portion of the stripping costs (inclusive of an allocation of relevant overhead expenditure) is capitalised.
•	In subsequent years when the ratio of waste to ore is less than the estimated life-of-mine ratio, a portion of capitalised stripping costs is charged to the income statement as operating costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

3.	Statement of significant accounting policies (continued)

(m)	Deferred mining costs (continued)

The amount of production stripping costs capitalised or charged in a financial year is determined so that the stripping expense for the financial year reflects the estimated life-of-mine ratio. Changes to the estimated life-of-mine ratio are accounted for prospectively from the date of the change. Capitalised development stripping costs are classified as ‘Property, plant and equipment’ and capitalised production stripping costs are classified as ‘Other mineral assets’. These assets are considered in combination with other assets of an operation for the purpose of undertaking impairment assessments.

(n)	Impairment of assets

The carrying amount of the consolidated entity’s assets, other than inventories (see accounting policy 3(i)), and deferred tax assets (see accounting policy 3(g), are reviewed at each balance sheet date to determine whether there is any indication of impairment.  If any such indication exists, the asset’s recoverable amount is estimated.

For goodwill, the recoverable amount is estimated at least annually.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through the income statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Calculation of recoverable amount
The recoverable amount of the consolidated entity’s receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (that is, the effective interest rate computed at initial recognition of these financial assets).  Receivables with a short duration are not discounted.

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred.  Receivables are individually assessed for impairment.

The recoverable amount of other assets is the greater of their fair value, less costs to sell, and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment
An impairment loss in respect of goodwill is not reversed.

An impairment loss in respect of receivables carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.  Impairment losses recognised in the income statement on equity instruments classified as available for sale are not reversed through the income statement.

In respect of other assets, an impairment loss is reversed when there is an indication that the impairment may no longer exist and if there has been a change in the estimates used to determine the recoverable amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

3.	Statement of significant accounting policies (continued)

(n)	Impairment of assets (continued)

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(o)	Non derivative financial liabilities

Trade and other payables
Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity.  Trade and other payables are initially measured at fair value and subsequently at amortised cost.

Interest bearing borrowings
Interest bearing borrowings are recognised initially at fair value less attributable transaction costs.  Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

(p)	Provisions

A provision is recognised in the balance sheet when the consolidated entity has a present legal, equitable or constructive obligation as a result of a past event, and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. If the effect is material, provisions are determined by discounting the expected future cash flows at the pre-tax rate that reflects current market assessments of the time value of money, and where appropriate, the risks specific to the activity.

Restoration and rehabilitation
A provision is raised for the restoration and rehabilitation of each mine site. Restoration and rehabilitation works can include facility decommissioning and dismantling; removal or treatment of waste materials; land rehabilitation; and site restoration. The extent of the work required and the associated costs are dependent on the relevant regulatory requirements and the consolidated entity’s environmental policies.

A provision for restoration and rehabilitation is recognised at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of the mine site, the provision is increased accordingly. The provision recognised represents management’s best estimate of the present value of the all future costs required to restore and rehabilitate each mine site in connection with environmental disturbances that have occurred at the reporting date.

Restoration and rehabilitation provisions are measured as the full amount that has been estimated based on current costs required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money. Adjustments to the estimated amount and timing of future restoration and rehabilitation cash flows are possible in light of the significant judgements and estimates involved. Factors that may influence changes in the estimated cash flows include revisions to estimated reserves, resources and life of a mine site; developments in technology; regulatory requirements; changes in the estimated costs of activities including the effects of inflation and changes in exchange rates; and change in interest rates affecting the discount rate applied.

On initial recognition of a provision for restoration and rehabilitation, the corresponding cost is capitalised as an asset, representing part of the cost of acquiring the future economic benefits of the operation.  The capitalised cost of restoration and rehabilitation activities is recognised in “Property, plant and equipment” and depreciated accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognised in financial expenses in the income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

3.	Statement of significant accounting policies (continued)

(p)	Provisions (continued)

Onerous contracts
A provision for onerous contracts is recognised when the expected benefits to be derived by the consolidated entity from a contract are lower than the unavoidable costs of meeting its obligations under the contract.

(q)	Employee benefits

Wages, salaries and annual leave
Liabilities for employee benefits for wages, salaries and annual leave expected to be settled within 12 months of the year end represent present obligations resulting from employees’ services provided to the reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at the reporting date including related on-costs.

Long-term service benefits
The provisions for employee entitlements to long service leave and other deferred employee benefits represent the present value of the estimated future cash outflows to be made by the consolidated entity resulting from employees’ services provided up to the reporting date and include related on-costs.  In determining the liability for long service leave, consideration has been given to future increases in wage and salary rates, and the consolidated entity’s experience with staff departures.

Liabilities for employee entitlements which are not expected to be settled within twelve months are discounted using the rates attached to national government securities at the reporting date, which most closely match the terms of maturity of the related liabilities.

(r)	Leases

Leases of property, plant and equipment where substantially all the risks and rewards of ownership are transferred to the consolidated entity, as lessee, are classified as finance leases. Finance leases are capitalised at the inception of the lease at the fair value of the leased property, or if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are recorded as a liability. Each lease payment is apportioned between the liability and finance cost. The finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated in accordance with the consolidated entity’s depreciation policy (refer accounting policy 3(m).

Leases in which a significant proportion of the risks and rewards of ownership are not transferred to the consolidated entity as lessee are classified as operating leases. Payments under operating leases, net of any incentives received from the lessor) are charged to the income statement on a straight line basis over the life of the lease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

3.	Statement of significant accounting policies (continued)

(s)	Financial guarantee contracts

Financial guarantee contracts are recognised as financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of the amount determined in accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognised less accumulated amortisation, where appropriate.

The fair value of the guarantee is determined as the present value of the difference in the net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

Where guarantees in relation to loans or other payables of subsidiaries or associates are provided for no compensation, the fair values are accounted for as contributions and recognised as part of the cost of the investment.

(t)	Share based payments

The consolidated entity provides benefits to its directors and employees in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (‘equity-settled transactions’).

Details of plans currently in place to provide these benefits are as follows:

•	the Employee Option Incentive Scheme (EOIS), which provides benefits to employees in the form of options to subscribe for shares subject to vesting periods; and
•	specific incentive arrangements for non-executive directors whereby upon achievement of a particular milestone the director will become entitled to a given number of shares or options.

The cost of these equity-settled transactions with directors and employees is measured by reference to the fair value at the date at which they are granted.  The fair value is determined using a binomial model.

In valuing equity-settled transactions, no account is taken of any performance conditions. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘vesting date’).  The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors, will ultimately vest.

This opinion is formed based on the best available information at the reporting date. No expense is recognised for awards that do not ultimately vest. Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately.  However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.  The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

3.	Statement of significant accounting policies (continued)

(u)	Earnings per share

The consolidated entity presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the parent entity by the weighted average number of shares outstanding during the period, adjusted for bonus elements in ordinary shares issued during the year.

Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with the dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming conversion of all dilutive potential ordinary shares.

(v)	Contributed equity

Ordinary shares are classified as equity. Issued and paid up capital is recognised at the fair value of the consideration received by the parent entity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(w)	Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO).  In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Balance Sheet.

Cash flows are included in the statement of cash flows on a gross basis.  The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(x)	Segment Reporting

A segment is a distinguishable component of the consolidated entity that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

(y)	Dividends

Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the financial year but not distributed at the balance sheet date.

In the current year, the consolidated entity has adopted all of the new and revised accounting standards and interpretations issued by the Australian Accounting Standards Board that are relevant to its operations and that became effective for the current annual reporting period.  In the current annual reporting period, the consolidated entity has not elected to adopt any new or revised accounting standards prior to their mandatory application dates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

3.	Statement of significant accounting policies (continued)

(z)	New accounting standards and interpretations

Certain new accounting standards, amendments to existing accounting standards and new interpretations have been published that are not mandatory for 30 June 2009 reporting periods.  The consolidated entity’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below:

•
AASB 8 Operating Segments and AASB 2008-3 Amendments to Australian Accounting Standards arising from AASB 8 are effective for annual reporting periods commencing on or after 1 January 2009. AASB 8 specifies the basis and details of disclosures concerning operating segments. Application of AASB 8 may result in different segments, segment results and different types of information being reported in the segment note of the financial report. AASB 8 will not affect any of the amounts recognised in the financial statements.

•
Revised AASB 123 Borrowing Costs and AASB 2008-6 Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and Interpretations 1 & 12] are effective for annual reporting periods commencing on or after 1 January 2009.  The amended AASB 123 will require all borrowing costs associated with a qualifying asset to be capitalised. This will have no impact on the consolidated entity’s financial report as the consolidated entity’s existing accounting policy for borrowing costs (refer accounting policy 3(f)) is consistent with the requirements of the amended AASB 123.

•
Revised AASB 101 Presentation of Financial Statements, AASB 2008-8 Amendments to Australian Accounting Standards Arising from AASB 101 and AASB 2008-10 Further Amendments to Australian Accounting Standards Arising from AASB 101 will be effective for annual reporting periods commencing on or after 1 January 2009. The revised AASB 1 and related amendments require the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity, but will not affect any of the amounts recognised in the financial report.

•
AASB-I12 Service Concession Arrangements, AASB 2008-1 Amendments to Australian Accounting Standards arising from AASB Interpretation 12 and UIG 129 Service Concession Arrangements: Disclosures are effective for annual reporting periods commencing on or after 1 January 2009. This interpretation deals with accounting for publicly owned infrastructure constructed, operated and maintained by the private sector and will have no impact on the consolidated entity’s financial report.

•
Re-issued AASB 3 Business Combinations. The revised standard introduces more detailed guidance on accounting for step acquisitions, adjustments to contingent consideration, assets acquired that the purchaser does not intend to use, reacquired rights and share-based payments as part of purchase consideration. Also, all acquisition costs will have to be expensed instead of being recognised as part of goodwill. This re-issued standard is not mandatory until reporting periods commencing 1 July 2009. The consolidated entity will be most impacted with respect to acquisition costs for any business combinations that occur post-1 July 2009. There is no requirement to retrospectively apply this updated standard when it comes into force.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

3.	Statement of significant accounting policies (continued)

(z)	New accounting standards and interpretations (continued)

•
AASB 2009-1 Amendments to AASB 2 Share-based Payments Vesting Conditions and Cancellations. The definition of vesting conditions has changed and the accounting treatment clarified for cancellations to share-based payment arrangements by the counterparty. This is to ensure that conditions other than performance conditions do not result in a 'true up' of the share-based payment expense and are treated in a manner similar to market conditions. This amendment applies to periods commencing on or after 1 January 2009. To date the entity has not issued any shares or options to employees that include non-vesting conditions and as such there will be no impact on the financial statements when this revised standard is adopted for the first time.

•
Revised AASB3 Business Combinations, AASB127 Consolidated and Separate Financial Statements, and AASB2008-3 Amendments to Australian Accounting Standards arising from AASB3 and AASB127 (effective 1 July 2009).

The revised AASB 3 continues to apply the acquisition method to business combinations, but with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently remeasured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs must be expensed. This is different to the Group's current policy which is set out in note 1(i) above.

The revised AASB 127 requires the effects of all transactions with non controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses, see note 1(b)(i). The standard also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognised in profit or loss. This is consistent with the Group's current accounting policy if significant influence is not retained.

The Group will apply the revised standards prospectively to all business combinations and transactions with non-controlling interests from 1 July 2009.

•
AASB 2008-7 Amendments to Australian Accounting Standards - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate (effective 1 July 2009) In July 2008, the AASB approved amendments to AASB 1 First-time Adoption of International Financial Reporting Standards and AABS 127 Consolidated and Separate Financial Statements. The Group will apply the revised rules prospectively from 1 July 2009. After that date, all dividends received from investments in subsidiaries, jointly controlled entities or associates will be recognised as revenue, even if they are paid out of pre-acquisition profits, but the investments may need to be tested for impairment as a result of the dividend payment. Under the entity’s current policy, these dividends are deducted from the cost of the investment. Furthermore, when a new intermediate parent entity is created in internal reorganisations it will measure its investment in subsidiaries at the carrying amounts of the net assets of the subsidiary rather than the subsidiary's fair value.

•
AASB Interpretation 16 Hedges of a Net Investment in a Foreign Operation (effective 1 October 2008) AASB-I 16 clarifies which foreign currency risks qualify as hedged risk in the hedge of a net investment in a foreign operation and that hedging instruments may be held by any entity or entities within the group. It also provides guidance on how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item. The Group will apply the interpretation prospectively from 1 July 2009.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

3.	Statement of significant accounting policies (continued)

(z)	New accounting standards and interpretations (continued)

•
AASB 2008-8 Amendment to IAS 39 Financial Instruments: Recognition and Measurement  (effective 1 July 2009) AASB 2008-8 amends AASB 139 Financial Instruments: Recognition and Measurement and must be applied retrospectively in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors. The amendment makes two significant changes. It prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. The Group will apply the amended standard from 1 July 2009.

•
AASB Interpretation 17 Distribution of Non-cash Assets to Owners and AASB 2008-13 Amendments to Australian Accounting Standards arising from AASB Interpretation 17 AASB-I 17 applies to situations where an entity pays dividends by distributing non-cash assets to its shareholders. These distributions will need to be measured at fair value and the entity will need to recognise the difference between the fair value and the carrying amount of the distributed assets in the income statement on distribution. This is different to the Group’s current policy which is to measure distributions of non-cash assets at their carrying amounts. The interpretation further clarifies when a liability for the dividend must be recognised and that it is also measured at fair value. The Group will apply the interpretation prospectively from 1 July 2009.

None of the other amendments or interpretations are expected to affect Group accounting policies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

4.	Critical accounting estimates and judgments

The preparation of the consolidated financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial report, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the results of which form the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

The consolidated entity has identified the following critical accounting policies under which significant judgements, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

Reserve estimates
Reserves are estimates of the amount of product that can be economically and legally extracted from the consolidated entity’s properties. In order to calculate reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analysing geological data such as drilling samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The consolidated entity is required to determine and report ore reserves under the principles incorporated in the Australasian Code for Reporting of Mineral Resources and Ore Reserves December 2004, known as the JORC Code. The JORC Code requires the use of reasonable investment assumptions to calculate reserves. For example, if current prices remain above long-term historical averages for an extended period of time, internal assumptions about future prices may involve the use of lower prices to estimate reserves under the JORC Code. Lower price assumptions generally result in lower estimates of reserves.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the consolidated entity’s financial results and financial position in a number of ways, including the following:

•	Asset carrying values may be affected due to changes in estimated future cash flows.

•
Depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

•	Overburden removal costs recorded on the balance sheet or charged to the income statement may change due to changes in stripping ratios or the units of production basis of depreciation.

•	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

•	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

4.	Critical accounting estimates and judgments (continued)

Exploration and evaluation expenditure
The consolidated entity’s accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure under the policy, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the income statement.

Development expenditure
Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project is economically viable. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having commenced the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.

Property, plant and equipment – recoverable amount
In accordance with the consolidated entity’s accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognised to the extent that carrying amount exceeds recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties, and is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal. Value in use is also generally determined as the present value of the estimated future cash flows, but only those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), reserves, operating costs, restoration and rehabilitation costs and future capital expenditure. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against the income statement.

Restoration and rehabilitation
The consolidated entity’s accounting policy requires the recognition of provisions for the restoration and rehabilitation of each site. The provision recognised represents management’s best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory framework; the magnitude of possible contamination and the timing, extent and costs of required restoration and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognised for each site is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the balance sheet by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

4.	Critical accounting estimates and judgments (continued)

Share based payments
The consolidated entity issues equity settled share based payments to employees and third parties. Such payments are measured at their fair value at the date of grant. Fair value is measured using a binomial pricing model that requires the exercise of judgement in relation to variables such as expected volatilities and dividend yields based on information available at the time the fair value is measured.

Derivative Financial Instruments
The consolidated entity uses derivative financial instruments including call and put options to partially hedge its exposure to downward movements in the price of gold. At each reporting date, the fair value of outstanding options is measured using pricing models that require the exercise of judgement in relation to variables such as expected volatilities based on information available at the reporting date. As the underlying drivers for those judgements are constantly changing, the reported derivative financial assets and liabilities are an estimate that may materially change post balance date.

Taxation
The consolidated entity’s accounting policy for taxation requires management’s judgement in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the balance sheet. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered  probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences in investments, caused principally by retained earnings held in foreign tax jurisdictions, are recognised unless repatriation of retained earnings can be controlled and are not expected to occur in the foreseeable future.

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, restoration and rehabilitation costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all of the carrying amount of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

5.	Segment reporting

Segment information is presented in respect of the consolidated entity’s business and geographical segments.  The primary format, business segments, is based on the consolidated entity’s management and internal reporting structure.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.  Unallocated items mainly comprise income-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses. Inter-segment pricing is determined on an arm’s length basis.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one period.

Business Segments
The consolidated entity comprises the following main business segments, based on the consolidated entity’s management reporting system:

•	Mining and processing. Mining and processing activities commenced in the 2008 reporting period.
•	Mineral exploration.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

5.	Segment reporting (continued)

	Mining and processing			Mineral exploration			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
	$	$	$	$	$	$	$	$	$
Revenue
Sales to external customers	77,467,778	23,393,798	-	-	-	-	77,467,778	23,393,798	-
Intersegment sales	-	-	-	-	-	-	-	-	-
Total sales revenue	77,467,778	23,393,798	-	-	-	-	77,467,778	23,393,798	-
Other revenue	-	-	-	-	-	-	-	-	-
Total segment revenue	77,467,778	23,393,798	-	-	-	-	77,467,778	23,393,798	-
Intersegment elimination								-	-
Other revenue							327,760	533,365	1,845,894
Consolidated revenue							77,795,468	23,927,163	1,845,894

Payments for property, plant and equipment and exploration and evaluation expenditure	16,246475	34,990,115	48,979,540	(7,914,835)	13,376,465	9,924,639

Depreciation and amortisation	18,437,429	6,391,159	-	-	-	-
Non-cash gains/(expenses) other than depreciation and amortisation	(323,446)	(183,531)	-	-	-	-

Result
Segment result	15,165,093	(951,182)	(539,206)	-	-	-	15,165,093	(951,182)	(539,206)
Intersegment elimination								-	-
Unallocated revenue less unallocated expenses							(23,391,759)	(8,587,781)	(1,341,405)

Profit before income tax							(8,226,666)	(9,538,963)	(1,880,611)
Income tax expense							-	-	-
Profit/(loss) for the year							(8,226,666)	(9,538,963)	(1,880,611)

Segment assets and liabilities
Segment assets	165,667,554	139,203,296	69,200,561	11,115,743	10,406,786	30,002,238	176,783,297	149,610,082	99,202,799
Intersegment elimination								-	-
Unallocated assets							19,101,650	5,671,398	14,381,000
Total assets							195,884,947	155,281,480	113,583,799

Segment liabilities	29,897,529	16,216,925	11,012,703	-	-	-	29,897,529	16,216,925	11,012,703
Intersegment elimination								-	-
Unallocated liabilities							15,946,954	38,364,772	575,298
Total liabilities							45,844,483	54,581,697	11,588,001

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

5.	Segment reporting (continued)

Geographical Segments

In presenting information on the basis of geographical segments, segment revenue, results and assets is based on the geographical location of the assets.  The consolidated entity’s geographical segments reported are Australia and Papua New Guinea.

	Australia			Papua New Guinea			Consolidated
	2009	2008	2007	2009	2008	2007	2009	2008	2007
	$	$	$	$	$	$	$	$	$
Total external revenue	326,002	439,322	1,845,894	77,469,427	23,487,841	-	77,795,428	23,927,163	1,845,894

Total segment revenue	326,002	439,322	1,845,894	77,469,427	23,487,841	-	77,795,428	23,927,163	1,845,894

Carrying amount of segments assets	16,389,891	1,861,377	14,381,000	179,495,056	153,420,103	99,202,779	195,884,947	155,281,480	113,583,79

Payments for property,plant and equipment and exploration and evaluation expenditure	93,700	96,805	95,590	24,067,610	48,269,745	58,904,179	24,161,310	48,366,550	58,999,769
All external revenue is generated through transactions with Australian domiciled counterparties.

6.	Revenue and other income

	2009 $	2008 $	2007 $

(a) Revenue

Gold Income	77,182,556	23,350,248	-
By products	285,112	43,550	-
	77,467,668	23,393,798	-
(b) Other income

Net gain on disposal of property, plant and equipment	52,657	30,455	-
Net gain on disposal of investments	97,270	-	-
Other	10	1,233	5,292
	149,937	31,688	5,292
(c) Financial income

Interest received	327,760	533,365	1,845,894

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

7.	Cost of sales

	2009 $	2008 $	2007 $

Cash operating costs comprise:
• employee expenses	6,223,952	2,423,708	-
• stores and other consumables	13,853,495	3,558,937	-
• fuel, power and water	11,402,866	4,642,255	-
• other	18,208,298	7,469,762	-
	49,688,611	18,094,662	-
Depreciation and amortisation charges	18,437,429	6,409,615	-
Changes in inventories and work in progress	(3,166,690)	(4,763,684)	-
	64,959,350	19,740,593	-
Royalties	1,477,299	523,581	-
	66,436,649	20,264,174	-

8.	Operating and other expenses

Profit before income tax includes the following specific expenses:

Operating lease rentals	2,999,950	2,739,279	-

Net foreign exchange losses	1,819,366	1,330,830	-

Employee benefits expense	8,040,573	4,997,000	708,747

Depreciation and Amortisation
Depreciation of plant and equipment	12,619,280	4,702,444	107,639
Amortisation of leased assets	1,565,355	-	-
Depreciation of development expenditure	4,348,844	1,833,055	-
Total depreciation and amortisation expensed	18,533,479	6,535,499	107,639

Finance expenses
Interest and finance charges on interest bearing liabilities	3,198,791	3,031,951	-
Provisions: unwinding of discount	197,556	183,531	-
	3,396,347	3,215,482	-
Amount capitalised	-	(2,025,797)	-
Finance costs expensed	3,396,347	1,189,685	-

Finance lease contingent rentals	2,216,800	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

9.	Income tax expense
	2009 $	2008 $	2007 $

(a) Numerical reconciliation of income tax expense to prima facie tax payable

Loss before income tax	(8,226,666)	(9,538,963)	(1,880,611)

Tax at the Australian tax rate of 30% (2008:30%, 2007:30%)	(2,467,999)	(2,861,688)	(564,183)

Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Non allowable items	2,849,271	2,310,566	(411,367)

Deferred tax assets not recognised	(381,272)	551,122	975,550

Income tax expense	-	-	-

Effective tax rate	0%	0%	0%

(b) Current tax liabilities

Movements in the provision for current income tax during the period were as follows:
Balance at the beginning of the year	-	-	-
Current year’s income tax expense / (benefit) on loss from ordinary activities	381,272	(551,122)	(975,550)

Transfer to tax losses not brought to account	(381,272)	551,122	975,550

Balance at end of year	-	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

10.	Trade and other receivables

	2009 $	2008 $	2007 $

Current
Trade receivables	562,405	1,406,302	-
Other receivables	238,089	351,771	81,277
	800,494	1,758,073	81,277

All trade and other receivables are unsecured.

The consolidated entity’s exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

11.	Inventories

Current
Raw materials and stores	5,847,146	2,638,050	-
Ore stockpiles	9	286,683	-
Gold in circuit	6,685,038	3,980,808	-
Finished goods	1,737,304	496,193	-
	14,269,497	7,401,734	-

12.	Derivative financial instruments

Current assets
Options – cash flow hedges	2,025,000	314,212	-

Current liabilities
Options – cash flow hedges	10,197,958	6,972,407	-

Non current assets
Options – cash flow hedges	686,759	3,495,855	-

Non current liabilities
Options – cash flow hedges	5,748,977	18,911,174	-

The consolidated entity’s exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments. Note 19 presents details of assets pledged as collateral to counterparties to the derivative financial instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

13.	Available for sale financial assets

	2009 $	2008 $	2007 $

Current

Listed equity securities – at market value	-	-	474,419

Non current

Listed equity securities – at market value	348,974	1,185,074	1,447,200

Available for sale financial assets comprise investments in the ordinary issued capital of various entities.  There are no fixed returns or fixed maturity dates.

During the year ended 30 June 2009 the Group recognised an impairment loss of $1,214,402 in relation to listed equity investments. These investments declined significantly in value during the period and in the view of the Directors the decline in value is not considered to be temporary.

The impairment loss has been recognised in the income statement.

The consolidated entity’s exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

14.	Other assets

Current
Prepayments	166,175	523,821	-
Other	80,617	7,211	85,745
	246,792	531,032	85,745

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

15.	Property, plant and equipment

	Consolidated
2009	Land and buildings $	Plant and equipment $	Other mineral assets $	Assets under construction $	Mine rehabilitation asset $	Total $

Cost
At the beginning of the financial year	7,419,480	76,264,970	50,834,589	383,588	2,401,339	137,303,966
Additions	24,639	18,304,876	7,205,878	8,793,633	-	34,329,026
Disposals	-	-	-	-	-	-
At the end of the financial year	7,444,119	94,569,846	58,040,467	9,177,221	2,401,339	171,632,992

Accumulated depreciation
At the beginning of the financial year	(352,592)	(4,476,151)	(2,326,448)	-	(114,241)	(7,269,432)
Charge for the year	(762,686)	(11,656,675)	(5,774,827)	-	(243,271)	(18,437,459)
Disposals	-	-	-	-	-	-
Impairment	-	(64,392)	-	-	-	(64,392)
At the end of the financial year	(1,115,278)	(16,197,218)	(8,101,275)	-	(357,512)	(25,771,283)

Net book value at 30 June 2009	6,328,841	78,372,628	49,939,192	9,177,221	2,043,827	145,861,709

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

15.	Property, plant and equipment (continued)

	Consolidated
2008	Land and buildings $	Plant and equipment $	Other mineral assets $	Assets under construction $	Mine rehabilitation asset $	Total $

Cost
At the beginning of the financial year	-	9,608,945	-	57,613,648	2,401,339	69,623,932
Additions	145,479	552,114	-	34,292,522	-	34,990,115
Disposals	-	(281,968)	-	-	-	(281,968)
Transfers from evaluation and exploration expenditure	-	-	32,971,887	-	-	32,971,887
Transfers from /(to) assets under construction	7,274,001	66,385,879	17,862,702	(91,522,582)	-	-
At the end of the financial year	7,419,480	76,264,970	50,834,589	383,588	2,401,339	137,303,966

Accumulated depreciation
At the beginning of the financial year	-	(788,961)	-	-	-	(788,961)
Charge for the year	(352,592)	(3,742,217)	(2,326,448)	-	(114,241)	(6,535,498)
Disposals	-	55,027	-	-	-	55,027
At the end of the financial year	(352,592)	(4,476,151)	(2,326,448)	-	(114,241)	(7,269,432)

Net book value at 30 June 2008	7,066,888	71,788,819	48,508,141	383,588	2,287,098	130,034,534

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

15.	Property, plant and equipment (continued)

	Consolidated
2007	Land and buildings $	Plant and equipment $	Other mineral assets $	Assets under construction $	Mine rehabilitation asset $	Total $

Cost
At the beginning of the financial year	-	4,267,602	-	-	2,401,339	6,668,941
Additions	-	5,341,343	-	49,922,016	-	55,263,359
Disposals	-	-	-	-	-	-
Transfers from evaluation and exploration expenditure	-	-	-	7,691,932	-	7,691,932
Transfers from /(to) assets under construction	-	-	-	-	-	-
At the end of the financial year	-	9,608,945	-	57,613,648	2,401,339	69,623,932

Accumulated depreciation
At the beginning of the financial year	-	(681,322)	-	-	-	(681,322)
Charge for the year	-	(107,639)	-	-	-	(107,639)
Disposals	-	-	-	-	-	-
At the end of the financial year	-	(788,961)	-	-	-	(768,961)

Net book value at 30 June 2007	-	8,819,984	-	57,613,648	2,401,339	68,834,971

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

15.	Property, plant and equipment (continued)

(a)	Leased assets

Plant and equipment includes the following amounts where the Group is a lessee under a finance lease:

	2009 $	2008 $	2007 $

Leased equipment
Cost	7,062,775	-	-
Accumulated depreciation	(1,565,355)	-	-
Net book amount	5,497,420	-	-

(b)	Non current assets pledged as security

Refer to note 19 for information on non-current assets pledged as security by Group entities

16.	Exploration and evaluation expenditure

Exploration & Evaluation Expenditure Cost
At the beginning of the financial year	10,406,786	30,002,238	27,769,231
Additions	708,957	13,376,435	9,924,639
Transfers to property, plant and equipment	-	(32,971,887)	(7,691,632)
At the end of the financial year	11,115,743	10,406,786	30,002,238

The ultimate recoupment of capitalised exploration and evaluation expenditure is dependent on successful development and commercial exploitation, or alternatively sale of the exploration areas.

17.	Deferred tax assets and liabilities

(a) Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

Deductible temporary differences	1,088,523	295,108	240,420
Tax losses	866,916	1,248,188	751,754
Deferred tax assets brought to account to reduce provision for deferred income tax	(616,253)	-	-
	1.339,186	1,543,296	992,174

All unrecognised deferred tax assets relate to items recognised in the income statement.

The deductible temporary differences and tax losses do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be applied.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

17.	Deferred tax assets and liabilities (continued)

(b)	Provision for deferred income tax

Provision for deferred income tax comprises the estimated expense at the applicable tax rate of the following items:

	2009 $	2008 $	2007$

Exploration and evaluation expenditure	265,235	-	-
Property, plant and equipment	351,018	-	-
Deferred tax assets brought to account to reduce provision for deferred income tax	(616,253)	-	-
	-	-	-

18.	Trade and other payables

Current
Trade payables	12,786,505	10,889,565	8,466,801
Other payables and accruals	7,896,521	3,556,821	696,339
	20,683,026	14,446,386	9,163,140

All trade and other payables are unsecured.

The consolidated entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

19.	Borrowings

Current
Bank loans – secured	-	8,561,286	-
Finance lease liabilities	2,094,483	-	-
	2,094,483	8,561,286	-
Non current
Bank loans – secured	-	2,739,755	-
Finance lease liabilities	3,845,885	-	-
	3,845,885	2,739,755	-

The secured bank loans and derivative financial instrument liabilities (refer note 12) are denominated in United States dollars and are secured by fixed and floating charge over the assets of the controlled entity that has received the loans. The parent entity had provided a guarantee in relation to these loans in the prior year but was released from its guarantee on repayment of the bank loans by the controlled entity during the 2009 financial year.

The carrying amount of assets pledged as security for current and non current borrowings that are subject to fixed charges were:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

19.	Borrowings (continued)

	2009 $	2008 $	2007$

Property, plant and equipment	138,070,287	130,034,534	-
Available for sale financial assets	-	1,185,074	-
Exploration and evaluation expenditure	-	10,406,786	-
Investments in controlled entities	-	-	-
	138,070,287	141,626,394	-

Current assets of the consolidated entity with a value of $24,329,033 that are not subject to a fixed charge are subject to a floating charge (2008: $13,655,086, 2007: $Nil).

The consolidated entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

20.	Provisions

Current
Employee entitlements	491,709	365,819	-

Non current
Rehabilitation and restoration	2,782,426	2,584,870	2,401,339
Other	-	-	23,522
	2,782,426	2,584,870	2,424,861

Movements in each class of provision during the financial year, other than employee benefits, are set out below:

Rehabilitation and restoration
Carrying amount at start of year	2,584,870	2,401,339	-
Recognition of provision	-	-	2,401,339
Accrual of discount	197,556	183,531	-
	2,782,426	2,584,870	2,401,339

Provision for rehabilitation and restoration

The provision for rehabilitation and restoration is based on the consolidated entity’s environmental plans, in compliance with current environmental and regulatory requirements.  The costs include obligations relating to reclamation, waste site closure, plant closure and other costs associated with the rehabilitation and restoration of mining and exploration sites.  Full provision is made based on the net present value of the estimated cost of rehabilitating and restoring the environmental disturbance that has occurred up to the date of the financial report.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

21.	Contributed equity

	2009	2008	2007
	$	$	$

(a) Ordinary shares	173,098,363	133,686,704	105,794,580

Movements in ordinary share capital:

Balance at beginning of financial year	133,686,704	105,794,580	87,802,197
Placement March 2007 at 32 cents	-	-	13,054,141
Placement January 2008 at 72 cents	-	10,527,728	-
Placement March 2008 at 85 cents	-	15,000,000	-
Placement March 2008 at 73 cents	-	987,042	-
Placement August 2008 at 31 cents	10,536,451	-	-
Placement February 2009 at 50 cents	30,824,500	-	-
Conversion of options	-	1,920,477	5,675,316
	175,047,655	134,229,827	106,531,654
Costs of capital raising	(1,949,292)	(543,123)	(737,074)
Balance at end of financial year	173,098,363	133,686,704	105,794,580

	2009	2008	2007
	Number of shares	Number of shares	Number of shares

(a) Ordinary shares	472,643,276	377,005,725	337,649,110

Movements in ordinary share capital:

Balance at beginning of financial year	377,005,725	337,649,110	272,022,528
Placement March 2007 at 32 cents	-	-	40,800,000
Placement January 2008 at 72 cents	-	14,621,844	-
Placement March 2008 at 85 cents	-	17,647,059	-
Placement March 2008 at 73 cents	-	1,352,112	-
Placement August 2008 at 31 cents	33,988,551	-	-
Placement February 2009 at 50 cents	61,649,000	-	-
Conversion of options	-	5,735,600	24,826,582
Balance at end of financial year	472,643,276	377,005,725	337,649,110

Ordinary shares entitle the holder to one vote per share and to participate in dividends and proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

21.	Contributed equity (continued)

(b)   Options

Options granted and exercised during the period, and on issue at balance date are as follows:

2009

Date options granted / exercised	Expiry date	Exercise price of options	Number of options

Opening balance	Various	Various	17,333,261
2 December 2008	31 December 2010	$0.31	1,699,427
1 December 2008	31 October 2011	$0.35	15,650,000
5 December 2008	31 December 2011	$0.35	14,000,000
29 December 2008	31 October 2011	$0.35	8,000,000
Options lapsed			(10,078,261)
			46,604,427

Each option is convertible into one ordinary share in the company when exercised. Options do not participate in dividends and do not give holders voting rights.

2008

Date options granted / exercised	Expiry date	Exercise price of options	Number of options

Opening balance			9,325,601
21 November 2007	31 December 2009	$0.50	640,000
21 December 2007	31 December 2008	$0.40	1,000,000
21 December 2007	31 December 2008	$0.44	1,000,000
22 December 2007	30 June 2009	$0.72	713,261
28 April 2008	31 December 2009	$0.45	4,000,000
28 April 2008	31 December 2010	$0.80	1,000,000
28 April 2008	31 December 2010	$1.00	1,000,000
28 April 2008	31 December 2010	$1.25	1,000,000
28 April 2008	31 December 2010	$1.50	1,000,000
28 April 2008	31 December 2010	$2.00	1,000,000
11 June 2008	31 December 2010	$0.80	400,000
11 June 2008	31 December 2010	$1.00	400,000
11 June 2008	31 December 2010	$1.25	400,000
11 June 2008	31 December 2010	$1.50	400,000
11 June 2008	31 December 2010	$2.00	400,000
Options lapsed			(610,001)
Options exercised			(5,735,600)
Balance at 30 June 2008			17,333,261

Each option is convertible into one ordinary share in the company when exercised. Options do not participate in dividends and do not give holders voting rights.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

21.	Contributed equity (continued)

(b)   Options (continued)

2007

Date options granted / exercised	Expiry date	Exercise price of options	Number of options

Opening balance	30 June 2007	$0.20	30,112,183
9th March 2007	31 December 2008	$0.50	1,250,000
9th March 2007	31 December 2008	$0.80	750,000
23rd April 2007	31 December 2008	$0.40	2,040,000
Options exercised in the period			(24,826,582)
Balance at 30 June 2007			9,325,601

(c)   Capital management

The primary objective of managing the consolidated entity’s capital is to ensure that there is sufficient capital available to support the funding requirements of the consolidated entity, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the consolidated entity remains in a sound financial position. There were no changes to the consolidated entity's overall capital management approach during the current year.

The consolidated entity manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

22.	Reserves and accumulated losses

	2009 $	2008 $	2007 $

Available for sale investments reserve	136,389	6,546	758,090
Hedging reserve – cash flow hedges	(8,068,638)	(22,073,514)	-
Share based payments reserve	9,776,417	5,502,877	1,912,347
Foreign currency translation reserve	(644,628)	(392,076)	22,572
	1,199,540	(16,956,167)	2,693,009
Accumulated losses	(24,257,420)	(16,030,754)	(6,491,791)
	(23,057,880)	(32,986,921)	(3,798,782)

(a)	Movements

Movements in the reserves and accumulated losses during the reporting period are presented in the Statement of Changes in Equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

22.	Reserves and accumulated losses (continued)

(b)   Nature and purpose of reserves

(i)  Available for sale investments revaluation reserve
Changes in the fair value and exchange differences arising on translation of investments classified as available for sale financial assets, are taken to the available for sale investment revaluation reserve, as disclosed in note 3(g). Amounts are recognised in profit or loss when the associated assets are sold or impaired.

(ii) Hedging reserve – cash flow hedges
The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 3(i). Amounts are recognised in profit or loss when the associated hedged transaction affects profit or loss.

(iii)Share based payments reserve
The share based payments reserve is used to recognise the fair value of options issued to employees but not exercised and the fair value of shares issued to employees.

(iv) Foreign currency translation reserve
Exchange differences arising on translation of foreign controlled entities are taken to the foreign currency translation reserve as described in note 3(b). The reserve is recognised in profit and loss when the net investment is disposed of.

23.	Earnings per share

	2009	2008	2007
	Cents	Cents	Cents

(a) Basic loss per share	(1.92)	(2.70)	(0.70)

(b) Diluted loss per share	(1.92)	(2.70)	(0.70)

(c)	Reconciliation of earnings used in calculating earnings per share

Loss from continuing operations	(8,226,666)	(9,538,963)	(1,880,611)

The potential ordinary shares represented by issued options would have no impact on the loss from continuing operations if exercised.

(d)	Weighted average number of shares used as the denominator

Weighted average number of shares used in calculation of basic earnings per share	427,904,462	353,521,502	281,210,827

Adjustment for issued option in calculation of diluted earnings per share	652,442	-	-

Weighted average number of shares used in calculation of diluted earnings per share	428,556,904	353,521,502	281,210,827

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

23.	Earnings per share (continued)

(e)	Information concerning the classification of securities

Options issued are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive.  The options have not been included in the calculation of basic earnings per share. Details relating to options are set out in note 27.

24.	Auditors’ remuneration

	2009 $	2008 $	2007 $

Remuneration of the auditor of the parent entity:
Auditing or reviewing the financial report	148,911	84,736	72,514
Taxation compliance services	-	1,414	8,050
	148,911	86,150	80,564

25.	Related party transactions

(a)	Parent entity

The parent entity is Allied Gold Limited, a company incorporated and domiciled in Australia.

(b)	Controlled entities

Interests in controlled entities are set out in note 30.

(c)	Key management personnel

Disclosures relating to key management personnel are set out in note 26.

(d)	Terms and conditions

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties, except that the loans to controlled entities were non interest bearing.

Outstanding balances are unsecured and repayable in cash.

26.	Key management personnel disclosures

(a)	Details of Key Management Personnel

The key management personnel of the Allied Gold Limited Group during the period 1 July 2006 to 30 June 2009 were:

-	Mr Mark Caruso, Executive Chairman
-	Mr Gregory H Steemson, Non Executive Director
-	Mr Anthony Lowrie, Non Executive Director
-	Mr Monty House, Non Executive Director (appointed 4 March 2009)
-	Mr Frank Terranova, Chief Financial Officer (appointed 1 May 2008, appointed as director 10 December 2008)
-	Mr Richard Johnson, (resigned 3 October 2008)
-	Mr Jeffrey Moore, Non Executive Director (resigned 7 July 2008)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

26.	Key management personnel disclosures (continued)

(a)	Details of Key Management Personnel (continued)

-	Mr Ross Hastings, Manager Resource and Development
-	Mr Peter Torre, Company Secretary
-	Mr Peter Du Plessis, Resident Manager Simberi Operations (appointed 19 August 2008)
-	Mr Albert Longo, Chief Financial Officer (until 30 April 2008)
-	Mr Bob Burban, Exploration Manager (resigned 18 March 2008)
-	Mr Fergus Hart, Resident Manager Simberi Operations (resigned 29 September 2008)
-	Mr Grant Brock, Chief Operating Officer (resigned 4 January 2008)
-	Mr Tony Bubb, Mining Manager (resigned 30 June 2009)
-	Mr Grant Brock, Chief Operating Officer (resigned 4 January 2008

(b)	Key Management Personnel Compensation

Details of the remuneration of directors and the key management personnel of Allied Gold Limited and the Allied Gold Limited Group are set out in the following tables.

Key management personnel of the Group and other executives of the Company and the Group – year ended 30 June 2009

Name	Short-term employee benefits - Cash salary and fees& $	Post employment benefits $	Share based payments (non cash) $	Total $
Non-executive directors
M House	25,000	-	-	25,000
A Lowrie	74,250	-	228,451	302,701
G Steemson	74,250	-	228,451	302,701
Sub-total non–executive directors	173,500	-	456,902	630,402
Executive directors
M Caruso	360,600	-	1,198,555	1,559,155
R Johnson	137,254	10,603	-	147,857
F Terranova #	261,468	23,046	527,616	812,130
Other key management personnel
T Bubb	160,506	25,259	108,020	293,785
F Hart	170,011	9,276	-	179,287
P DuPlessis	175,291	15,776	146,700	337,767
R Hastings	200,000	18,000	312,146	530,146
P Torre	76,000	-	167,622	243,622
Sub-total executive directors and key management personnel	1,541,130	101,960	2,460,659	4,103,749
Total directors and key management personnel	1,714,630	101,960	2,917,561	4,734,151
# F Terranova was appointed a director on 10 December 2008. Before this appointment he was the Group’s Chief Financial Officer. Amounts shown above include all Mr Terranova’s remuneration during the reporting period, whether as a director or as Chief Financial Officer. Amounts received in his position as director amounted to $149,676 made up of cash salary and fees of $137,763, and superannuation of $11,913.

& Salaries, fees and benefits includes gross salary and fees, fringe benefits, professional memberships and subscriptions, allowances and leave entitlements. The Company has also paid insurance premiums in respect of Directors’ and Officers’ Liability Insurance which is not reflected in the above table as there is no appropriate basis for allocation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

26.	Key management personnel disclosures (continued)

(b)   Key Management Personnel Compensation (continued)

Key management personnel of the Group and other executives of the Company and the Group – year ended 30 June 2008

Name	Short-term employee benefits - Cash salary and fees& $	Post employment benefits $	Share based payments (non cash) $	Total $
Non-executive directors
A Lowrie	72,000	-	921,080	993,080
J Moore	36,000	3,240	-	39,240
G Steemson	72,000	-	-	72,000
Sub-total non–executive directors	180,000	3,240	921,080	1,104,320
Executive directors
G Brock	147,981	155,151	-	303,132
M Caruso	392,400	-	1,521,551	1,913,951
R Johns	170,810	15,373	847,864	1,034,047
Other key management personnel
B Burban	162,949	13,152	-	176,101
F Hart *	252,012	22,680	-	274,692
R Hastings	200,866	18,078	-	218,944
A Longo	150,000	13,500	-	163,500
F Terranova	43,578	3,922	35,578	83,078
Sub-total executive directors and key management personnel	1,520,596	241,856	2,404,993	4,167,445
Total directors and key management personnel	1,700,596	245,096	3,326,073	5,271,765

& Salaries, fees and benefits includes gross salary and fees, fringe benefits, professional memberships and subscriptions, allowances and leave entitlements. The Company has also paid insurance premiums in respect of Directors’ and Officers’ Liability Insurance which is not reflected in the above table as there is no appropriate basis for allocation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

26.	Key management personnel disclosures(continued)

(b)	Key Management Personnel Compensation (continued)

Key management personnel of the Group and other executives of the Company and the Group – year ended 30 June 2008

Name	Short-term employee benefits - Cash salary and fees& $	Post employment benefits $	Share based payments (non cash) $	Total $
Non-executive directors
A Lowrie	18,000	-	-	18,000
J Moore	36,000	3,240	-	39,240
G Steemson	75,106	-	-	75,106
Sub-total non–executive directors	129,106	3,240	-	132,346
Executive directors
G Brock	149,673	67,776	27,900	245,340
M Caruso	300,000	-	-	300,000
Other key management personnel
B Burban	159,997	14,399	20,375	194,771
F Hart *	240,000	21,600	20,375	281,975
R Hastings	189,134	17,022	-	206,156
A Longo	140,000	12,600	20,375	172,975
Sub-total executive directors and key management personnel	1,178,804	133,397	89,025	1,401,217
Total directors and key management personnel	1,307,910	136,628	89,025	1,533,563

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

	Fixed remuneration			At risk - LTI
Name	2009	2008	2007	2009	2008	2007
Non-executive directors
M House	100%	-	-	-	-	-
A Lowrie	24%	7%	100%	76%	93%	-
G Steemson	24%	100%	100%	76%	-	-
J Moore	-	100%	100%	-	-	-
Executive directors
M Caruso	23%	21%	100%	77%	79%	-
R Johnson	100%	18%	-	-	82%	-
F Terranova	35%	57%	-	65%	43%	-
Other key management personnel
G Brock		100%	89%	-	-	11%
T Bubb	63%	-	-	37%	-	-
F Hart	100%	100%	93%	-	-	7%
P DuPlessis	57%	-	-	43%	-	-
R Hastings	41%	100%	100%	59%	-	-
P Torre	31%	100%	-	69%	-	-
A Longo	-	100%	88%	-	-	12%
B Burban	-	100%	90%	-	-	10%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

26.	Key management personnel disclosures(continued)

(c)	Option holdings of key management personnel

2009
Key Management Personnel	Balance at start of year	Granted as remuneration	Exercised	Lapsed	Balance at end of year	Vested and exercisable
G Steemson	-	2,000,000	-	-	2,000,000	1,000,000
A Lowrie	2,000,000	2,000,000	-	(2,000,000)	2,000,000	1,000,000
Mark Caruso	3,400,000	10,000,000	-	-	13,400,000	9,400,000
Peter Torre	-	2,000,000	-	-	2,000,000	1,000,000
Peter Du Plessis	-	1,000,000	-	-	1,000,000	350,000
Tony Bubb	-	750,000	-	-	750,000	250,000
Fergus Hart	500,000	-	-	(500,000)	-	-
Ross Hastings	-	3,750,000	-	-	3,750,000	1,750,000
Richard Johnson	5,000,000	-	-	(5,000,000)	-	-
Frank Terranova	2,000,000	6,250,000	-	(2,000,000)	6,250,000	3,500,000
	12,900,000	27,750,000	-	(9,500,000)	31,150,000	18,250,000

2008
Key Management Personnel	Balance at start of year	Granted as remuneration	Exercised	Lapsed	Balance at end of year	Vested and exercisable
Mark Caruso	-	4,000,000	(600,000)	-	3,400,000	3,400,000
Grant Brock	500,000	-	-	(500,000)	-	-
Anthony Lowrie	-	2,000,000	-	-	2,000,000	2,000,000
Bob Burban	500,000	-	(250,000)	(250,000)	-	-
Fergus Hart	500,000	-	-	-	500,000	500,000
Ross Hastings	1,000,000	-	(1,000,000)	-	-	-
Albert Longo	500,000	-	-	(500,000)	-	-
Richard Johnson	-	5,000,000	-	-	5,000,000	5,000,000
Frank Terranova	-	2,000,000	-	-	2,000,000	2,000,000
	3,000,000	13,000,000	(1,850,000)	(1,250,000)	12,900,000	12,900,000

2007
Key Management Personnel	Balance at start of year	Granted as remuneration	Exercised	Lapsed	Balance at end of year	Vested and exercisable
Mark Caruso	3,000,000	-	3,000,000	-	-	-
David Lymburn	600,000	-	600,000	-	-	-
Jeffrey Moore	2,000,000	-	2,000,000	-	-	-
Greg Steemson	1,300,000	-	1,300,000	-	-	-
Grant Brock	-	500,000	-	-	500,000	500,000
Bob Burban	-	500,000	-	-	500,000	500,000
Fergus Hart	-	500,000	-	-	500,000	500,000
Ross Hastings	1,000,000	-	-	-	1,000,000	1,000,000
Albert Longo	-	500,000	-	-	500,000	500,000

	7,900,000	2,000,000	(6,900,000)	-	3,000,000	3,000,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

26.	Key management personnel disclosures(continued)

(d)	Shareholdings of key management personnel

2009
Name	Balance at start of year	Received as remuneration	Options exercised	Net change other	Balance at end of year
Mark Caruso	5,577,693	-	-	2,007,500	7,585,193
Jeff Moore	800,000	-	-	(800,000)	-
M House	-	-	-	10,000	10,000
P Torre	-	-	-	20,000	20,000
Greg Steemson	1,100,000	-	-	-	1,100,000
Anthony Lowrie	1,635,460	-	-	-	1,635,460
Frank Terranov	-	-	-	1,000	1,000
Ross Hastings	300,000	-	-	-	300,000
Richard Johnson	55,000	-	-	(55,000)	-
	9,468,153	-	-	1,183,500	10,651,653

2008
Name	Balance at start of year	Received as remuneration	Options exercised	Net change other	Balance at end of year
Mark Caruso	4,977,693	-	600,000	-	5,577,693
Jeff Moore	800,000	-	-	-	800,000
Greg Steemson	1,600,000	-	-	(500,000)	1,100,000
Anthony Lowrie	1,635,460	-	-	-	1,635,460
Bob Burban	-	-	250,000	(250,000)	-
Ross Hastings	300,000	-	-	-	300,000
Albert Longo	2,000	-	-	(2,000)	-
Richard Johnson	-	-	-	55,000	55,000
	9,315,153	-	850,000	(697,000)	9,468,153

2007
Name	Balance at start of year	Received as remuneration	Options exercised	Net change other	Balance at end of year
Mark Caruso	694,168	-	3,000,000	1,283,525	4,977,693
Jeff Moore	-	-	2,000,000	(1,200,000)	800,000
Greg Steemson	300,000	-	1,300,000	-	1,600,000
Anthony Lowrie	-	-	-	1,635,460	1,635,460
Ross Hastings	300,000	-	-	-	300,000
Albert Longo	-	-	-	2,000	2,000
	1,294,168	-	6,300,000	1,720,985	9,315,153

All equity transactions with key management personnel, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable than those the consolidated entity would have adopted if dealing at arm’s length.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

26.              Key management personnel disclosures (continued)

(e)	Contracts for services of key management personnel

There were formal service agreements with directors and key management personnel. On appointment to the Board, all non-executive directors enter into a service agreement with the relevant group company, in the form of a letter of appointment. The letter summarises the Board policies and terms, including compensation, relevant to the office of director.

Remuneration and other terms of employment for the Managing Director, Chief Financial Officer and other key management personnel are also formalised in contracts of employment. Some of these agreements provide for the provision of performance related bonuses as well as participation in the Employee Share Option Scheme. Other major provisions of the agreements relating to remuneration are set out below.

All contracts with executives may be terminated by either party giving relevant notice.

MV Caruso, Executive Chairman
•	No fixed term.
•	Base remuneration of $350,000 per annum inclusive of superannuation effective from 6 October 2008.
•
Entitled to an annual bonus of no more than 30% of base remuneration if key performance indicators set by the Board on an annual basis are achieved. No key performance indicators were established for the year ended 30 June 2009 and as such there was no entitlement to a bonus under this provision of the service agreement.

•	Four weeks notice of termination by Company. In the event that appointment is terminated by the Company, entitled to twelve month’s base remuneration plus any amount payable in lieu of notice.
•	Eight weeks notice of termination by Executive. In the event that appointment is terminated by Executive, entitled to three month’s base remuneration plus any amount payable in lieu of notice.
•	Granted 4,750,000 Tranche A options, 2,250,000 Tranche B options and 3,000,000 Tranche C options on the terms set out in Part D of this Remuneration Report.

G Steemson, Non Executive Director
•	No fixed term.
•	Total fixed remuneration of $75,000 per annum for services as a non executive director.
•	Annual retainer of $45,000 for geological consulting services.
•	Four weeks notice of termination.
•	Granted 1,000,000 Tranche A options, 500,000 Tranche B options and 500,000 Tranche C options on the terms set out in Part D of this Remuneration Report.

A Lowrie, Non Executive Director
•	No fixed term.
•	Total fixed remuneration of $75,000 per annum for services as a non executive director.
•	Four weeks notice of termination.
•	Granted 1,000,000 Tranche A options, 500,000 Tranche B options and 500,000 Tranche C options on the terms set out in Part D of this Remuneration Report.

M House, Non Executive Director
•	No fixed term.
•	Total fixed remuneration of $75,000 per annum for services as a non executive director.
•	Four weeks notice of termination.

P Torre, Company Secretary
•	Three year term commencing 6 October 2008.
•	Total fixed remuneration of $84,000 per annum.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

26.              Key management personnel disclosures (continued)

(f)	Contracts for services of key management personnel (continued)

•	Three months notice of termination by Company. In the event that appointment is terminated by the Company, entitled to the lesser of three month’s base remuneration or balance of contract term.
•	Three months notice of termination by Executive. In the event that appointment is terminated by Executive, entitled to three month’s base remuneration plus any amount payable in lieu of notice.
•	Granted 1,000,000 Tranche A options, 500,000 Tranche B options and 500,000 Tranche C options on the terms set out in Part D of this Remuneration Report.

F Terranova, Chief Financial Officer
•	No fixed term.
•
Entitled to an annual bonus not exceeding 30% of base payments dependent on achievement of specific objectives as determined by the Chief Executive Officer commencing the financial year ending 30 June 2009. No key performance indicators were established for the year ended 30 June 2009 and as such there was no entitlement to a bonus under this provision of the service agreement.

•	Eight weeks notice of termination. On termination by the Company entitled to termination pay of twelve months total fixed remuneration.
•	Total fixed remuneration of $285,000, inclusive of superannuation.

R Hastings, General Manager Resource and Development
•	Total fixed remuneration of $218,000 inclusive of superannuation.
•	Entitled to four week’s pay on termination by the company or by the executive.

P DuPlessis, Resident Manager Simberi Operation
•	Base salary, exclusive of superannuation, was $220,000 per annum.
•	Entitled to a performance bonus of $22,000 gross based upon the satisfaction of achieving quarterly key performance indicators (“KPI’s”). The KPI’s are as follows:
(c)	Average cost of gold per ounce sold for the Quarter is AUD $600 or less, as calculated by the Chief Financial Officer
(d)	The total gold shipped per quarter is a minimum of 21,000 ounces.
•	In the event the company terminates the employment, payment of three month’s salary will be paid.

R Johnson, Chief Executive officer and Managing Director (appointed 1 January 2008, resigned 3 October 2008)
•	Fixed term of 3 years commencing 1 January 2008.
•	Total fixed remuneration of $380,000, inclusive of superannuation, reviewed annually by Board of Directors.
•
Issued with 5 million options on appointment. The options are in five parcels of one million options exercisable at $0.80, $1.00, $1.25, $1.50 and $2.00 respectively. All options expire on 31 December 2010.

•
Entitled to a performance bonus based upon the satisfaction of certain key performance indicators (“KPI’s”). No key performance indicators were established for the year ended 30 June 2009 and as such there was no entitlement to a bonus under this provision of the service agreement.

•
Four weeks notice of termination. On termination by the Company entitled to payment of base salary that would have been payable had the full term of the contract been carried out. In the event of the position being made redundant following a takeover of the Company and the term to expiry of the employment contract is less than one year, then entitled to a minimum of 1 times base salary and entitlements at the time of the takeover.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

 26.              Key management personnel disclosures (continued)

(g)	Contracts for services of key management personnel (continued)

B Burban, General Manager Exploration (resigned 18 March 2008)
•	Base salary, exclusive of superannuation, was $160,000 per annum.

G Brock, Chief Operating Officer and Director (resigned 4 January 2008)
•	Base salary exclusive of superannuation was $285,000 per annum.

A Longo, Chief Financial Officer (until 30 April 2008)
•	Base salary, exclusive of superannuation, was $150,000 per annum.

F Hart, General Manager Simberi Gold Company (resigned 29 September 2008)
•	Total fixed remuneration of $252,000 inclusive of superannuation, subject to periodic review.
•	Entitled to four week’s pay on termination

T Bubb, Mining Manager (resigned 30 June 2009)
•	Base salary, exclusive of superannuation, was $195,800 per annum.

(h)	Loans to key management personnel

There were no loans to key management personnel during the period 1 July 2006 to 30 June 2009..

(g)	Finance leases

During the financial year the terms of conditions of agreements entered into with Minesite Constructions, a company in which Mark Caruso is a shareholder and director, for the hire of mining equipment in a prior financial year were modified resulting in the classification those agreements being changed from operating leases to finance leases from the time that the modified terms came into effect.

The carrying amount as at the reporting date of various mining equipment subject to finance leases with Minesite Constructions was $3,249,717 (2008: $nil, 2007: $nil). Under the terms of the leases, the Group has the option to acquire the leased assets for their agreed fair value on expiry of the leases.

The leases also provide for the payment of contingent rentals determined on the basis of a fixed charge per machine hour. The total value of contingent rentals paid during the reporting period was $2,216,800 (2008: $nil, 2007:$nil).

The leases expire in October 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

26.              Key management personnel disclosures (continued)

g)	Finance leases (continued)

	2009 $	2008 $	2007 $
Commitments in relation to finance leases with key management personnel are payable as follows:
Within one year	3,325,200	-	-
Later than one but not later than five years	4,156,500	-	-
Minimum lease payments	7,481,700	-	-

Future finance charges	3,641,886	-	-
Recognised as a liability	3,839,814	-	-

Representing lease liabilities:
Current	1,063,713	-	-
Non-current	2,776,101	-	-
	3,839,814	-	-

Finance charges included in the income statement as finance expenses	2,043,900	-	-

(i)	Other transactions and balances with key management personnel

Mineral Commodities Limited a company in which Mr Mark Caruso is a Director and Shareholder provided the Company with services including accounting, clerical, secretarial and fully serviced office accommodation. The total amount charged was $26,308 (2008: $26,308, 2007:$86,168).

Aggregate amounts of each of the above types of other transactions with key management personnel of the consolidated entity:

Amounts recognised as expense

Purchase of goods and services	646,384	763,098	86,168

Hire of mining equipment	1,648,760	2,588,360	1,245,183

Amounts recognised as property, plant and equipment

Construction of processing plant	573,333	276,103	-

Amounts recognised as capitalised exploration and evaluation or development expenses

Geological consulting services	78,962	73,982	-

Aggregate amounts payable to key management personnel of the consolidated entity at balance date relating to the above types of other transactions:

Current liabilities	1,127,674	892,272	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

27.              SHARE BASED PAYMENTS

(a)	Employee and directors options

The Allied Gold Limited employee option plan was re-approved by shareholders at the Annual General Meeting on 28 November 2008. The plan is designed to provide long term incentives for senior employees (including directors) to deliver long term shareholder returns. All full time employees, part time employees and consultants to the consolidated entity are eligible to participate in the plan at the absolute discretion of the Board. Options are granted under the plan for no consideration and are at terms stipulated at the discretion of the Board. The options hold no voting rights, do not participate in dividends and are not transferable. All options granted are exercisable in exchange for one ordinary share in the parent entity for every option held.

Set out below are summaries of options granted under the plan:

	2009	2008	2007
	Number of options	Number of options	Number of options

Outstanding at the beginning of the year	14,020,000	3,000,000	7,900,000
Granted	37,650,000	13,640,000	2,000,000
Lapsed	(6,765,000)	(750,000)	-
Exercised	-	(1,870,000)	(6,900,000)
Vested and exercisable at end of year	44,905,000	14,020,000	3,000,000

The weighted average share price at the date of exercise of options exercised during the year ended 30 June 2009 was $nil (2008: $0.83, 2007:$0.28)).

Fair value of options granted

The fair value of options at grant date is independently determined using a binomial pricing model that takes into account the exercise prices, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2009 included:

Employee options issued 1 December 2008

	Tranche A options	Tranche B options	Tranche C options
Fair value at grant date	$0.0924	$0.0924	$0.0858
Exercise price	$0.35	$0.35	$0.35
Grant date	1/12/2008	1/12/2008	1/12/2008
Expiry date	31/10/2011	31/10/2011	31/10/2011
Share price at grant date	$0.27	$0.27	$0.27
Expected price volatility of shares	60%	60%	60%
Expected dividend yield	0%	0%	0%
Risk free interest rate	3.27%	3.27%	3.27%
Discount applied in relation to vesting conditions	0%	30%	0%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

27.	SHARE BASED PAYMENTS (continued)

(a)	Employee and directors options (continued)

Director options issued 5 December 2008

	Tranche A options	Tranche B options	Tranche C options
Fair value at grant date	$0.097	$0.097	$0.0905
Exercise price	$0.35	$0.35	$0.35
Grant date	5/12/2008	5/12/2008	5/12/2008
Expiry date	30/11/2011	30/11/2011	30/11/2011
Share price at grant date	$0.275	$0.275	$0.275
Expected price volatility of shares	60%	60%	60%
Expected dividend yield	0%	0%	0%
Risk free interest rate	3.24%	3.24%	3.24%
Discount applied in relation to vesting conditions	0%	30%	0%

Employee options issued 29 December 2008

	Tranche A options	Tranche B options	Tranche C options
Fair value at grant date	$0.2009	$0.2009	$0.195
Exercise price	$0.35	$0.35	$0.35
Grant date	29/12/2008	29/12/2008	29/12/2008
Expiry date	31/10/2011	31/10/2011	31/10/2011
Share price at grant date	$0.425	$0.425	$0.425
Expected price volatility of shares	60%	60%	60%
Expected dividend yield	0%	0%	0%
Risk free interest rate	2.95%	2.95%	2.95%
Discount applied in relation to vesting conditions	0%	30%	0%

The terms of each Tranche of options are summarised below:

Tranche A – vest on grant date.

Tranche B – vest upon the 100,000th ounce of gold production between 1 October 2008 and 31 December 2009. Upon production of 75,000 ounces within that timeframe, the Directors have the discretion to require the holder to exercise 50% of the Tranche B options in which case the holder will forego the balance of the options.

Tranche C – vest when the weighted average price of Allied shares is greater than 70 cents for five consecutive days.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

27.	SHARE BASED PAYMENTS (continued)

(a)	Employee and directors options (continued

The model inputs for options granted during the year ended 30 June 2008 included:

	Director options	Employee options	Director options	Employee options
Exercise price	$0.40 - $0.44	$0.50	$0.45 - $2.00	$0.80 - $2.00
Grant date	21/12/2007	21/11/2007	28/3/2008	11/6/2008
Expiry date	31/12/2008	31/10/2009	31/12/2008 and 31/12/2010	31/12/2010
Share price at grant date	$0.72	$0.75	$0.75	$0.65
Expected price volatility of shares	70%	70%	50%	50%
Expected dividend yield	0%	0%	0%	0%
Risk free interest rate	6.35%	6.35%	6.31%	8.11%

The model inputs for options granted during the year ended 30 June 2007 included:

	Director options	Employee options
Exercise price	$0.30 to $0.40	$0.50 to $0.80
Grant date	30 November 2005	1 March 2007
Expiry date	30 June 2007	31 December 2008
Share price at grant date	$0.415	$0.32
Expected price volatility of shares	55%	60%
Expected dividend yield	0%	0%
Risk free interest rate	5.26%	6.15%

(b)           Expenses arising from share based payment transactions

Included under employee benefits expense in the income statement was $4,130,120 (2008 $3,590,530,2007:$89,025), and relates, in full, to equity-settled share-based payment transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

28. (a)  Cash and cash equivalents

	2009 $	2008 $	2007 $

Cash assets	20,529,979	154,180	12,657,949

The consolidated and the parent entity exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

(b)           Reconciliation of cash flows from operations with loss after tax

Loss after income tax	(8,226,666)	(9,538,963)	(1,880,661)
Depreciation and amortisation	18,533,479	6,535,499	107,639
Provision – employee entitlements	125,890	-	80,415
Unrealised foreign exchange adjustments	(806,601)	(3,092,637)
Share-based payments	4,130,120	3,590,530	89,025
Unwinding of environmental discount	197,556	183,531
Interest on finance leases	2,266,409	-
Foreign exchange losses on borrowings	2,155,392	-
Impairment of available for sale assets	1,214,402	-
Proceeds from sale of derivatives	5,122,882	-
Other	(204,443)	-	(823,966)
Changes in assets and liabilities during the year:
Increase (decrease) in payables and receivables	(2,945,220)	2,039,420	638,991

Net cash used in operations	21,563,200	(282,620)	(1,788,507)

(c)           Non cash investing and financing activities

Increase in capital accruals	4,000,000	-	-
Property, plant and equipment acquired under finance leases	7,062,775	-	-
Equity settled evaluation and exploration expenditure	-	987,042	-
Equity settled costs of raising equity capital	143,240	286,350	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

29.           Financial instruments

In the normal course of its operations, the consolidated entity is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. In order to manage these risks, the consolidated entity may enter into transactions which make use of both on and off balance sheet derivatives. The consolidated entity does not acquire, hold or issue derivatives for trading purposes.

The consolidated entity’s management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategy by:

•	Safeguarding the consolidated entity’s core earnings stream from its major asset through the effective control and management of financial risk.
•	Effective and efficient usage of credit facilities through the adoption of reliable liquidity management planning and procedures.
•	Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts.

The Executive Committee is responsible for the management of the consolidated entity’s financial risks within Board approved directives.

The consolidated entity held the following financial instruments:

	2009 $	2008 $	2007 $

Financial assets
Cash and cash equivalents	20,529,979	154,810	12,657,949
Trade and other receivables	677,183	1,758,073	81,277
Securities available for sale	348,974	1,185,074	1,921,619
Derivative assets	2,711,759	3,810,067	-
	24,267,895	6,908,024	14,660,845
Financial liabilities
Trade and other payables	18,133,857	14,446,386	9,163,140
Borrowings	5,940,368	11,301,041	-
Derivative liabilities	15,946,935	25,883,581	-
	40,021,160	51,631,008	9,163,140

(a) Market risk

(i) Gold price risk
Gold price risk is the risk that fluctuations in the price of gold will have an adverse effect on current or future earnings. The consolidated entity may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices. In order to protect against the impact of falling gold prices, the consolidated entity enters into hedging transactions which provide a minimum price to cover non-discretionary operating expenses, repayments due under the consolidated entity’s financing facilities and sustaining capital. The majority of the consolidated entity’s forecast production is unhedged, allowing it to take advantage of increases in gold prices.

Call and put options are used by the consolidated entity to manage the gold price risk. As the consolidated entity does not enter into financial instruments for trading purposes, the risks inherent in the financial instruments used are offset by the underlying risk being hedged. The consolidated entity ensures that the level of hedge cover does not exceed the anticipated sales in future periods, that the term of the financial instruments does not exceed the mine life and that no basis risk exists.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

29.           Financial instruments (continued)

(a) Market risk (continued)

(i) Gold price risk (continued)

The marked to market value of all derivatives making up the hedge position as at 30 June 2009 was a net loss of $13,235,176 (2008: $22,073,514; 2007: $nil) based on a gold price of US$944.60 and an AUS/USD exchange rate of $0.807.

The consolidated entity had the following net forward pricing commitments outstanding against future production:

2009

	Less than 1 year		1 to 2 years		2 to 3 years	3 to 4 years	Total

Put options (US Dollar / Gold)
Amount (ounces)		39,748		20,154	-	-		59,902
US$/oz	US$	700	US$	700	-	-	US$	700

Call options (US Dollar / Gold)
Amount (ounces)		34,429		20,154	-	-		54,583
US$/oz	US$	700	US$	700	-	-	US$	700

2008

	Less than 1 year		1 to 2 years		2 to 3 years		3 to 4 years		Total

Put options (US Dollar / Gold)
Amount (ounces)		45,442		39,748		37,934		18,180		141,304
US$/oz	US$	700	US$	700	US$	700	US$	700	US$	700

Call options (US Dollar / Gold)
Amount (ounces)		27,270		23,850		22,754		10,908		84,782
US$/oz	US$	700	US$	700	US$	700	US$	700	US$	700

Based on the financial instruments held by the consolidated entity as at 30 June 2009, had the United States dollar gold price weakened / strengthened by 10% with all other variables held constant, equity would have been $2,803,043 higher / lower and the consolidated loss 1,868,696 higher / lower (2008: consolidated equity $8,918,000 higher / $8,628,152, 2007:$nil ) as a result of gains and losses under the gold price hedging instruments as detailed in the above table. In the current period variations in the gold price impact consolidated loss after tax due to some of the entity’s options being classified as ineffective for hedge accounting purposes following a restructuring of the entity’s hedge book during the period.

(ii) Foreign exchange risk

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the consolidated entity’s functional currency. The consolidated entity operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Papua New Guinea Kina and the United States Dollar. No programs for hedging foreign exchange risk were implemented by the consolidated entity in the 2009, 2008 or 2007 financial years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

29.           Financial instruments (continued)

(a) Market risk (continued)

(ii) Foreign exchange risk (continued)

Consolidated entity
The consolidated entity’s exposure to foreign currency risk at the reporting date was as follows:
	30 June 2009		30 June 2008		30 June 2007
	USD $	Kina $	USD $	Kina $	USD $	Kina $

Financial assets
Cash and cash equivalents	3,928,292	554,906	(173,408)	105,567	-	124,273
Trade and other receivables	558,351	117,872	1,406,302	-	-
Derivative assets	2,711,759	-	3,810,067	-	-
	7,198,402	672,778	5,042,961	105,567	-	124,273
Financial liabilities
Trade and other payables	1,920,071	9,356,717	-	825,704	48,588	2,162,285
Borrowings	-	2,100,554	11,301,041	-	-	-
Derivative liabilities	15,946,935	-	25,883,581	-	-	-
	17,867,006	11,457,271	37,184,622	825,704	48,588	2,162,285

Based on the financial instruments held by the consolidated entity as at the reporting date, the sensitivity of consolidated entity’s profit after tax for the year and equity at the reporting date to movements in the Australian dollar to US dollar and Australian dollar to PNG Kina exchange rates was:

•
Had the Australian dollar weakened / strengthened by 5% against the US dollar with all other variables remaining constant, the consolidated entity’s profit after tax would have been $128,328 lower / higher (2008: $503,407 lower / higher, 2007:$23,108 higher / lower) and equity would have been $661,758 lower / higher (2008: $1,103,676, 2007:$nil).

•
Had the Australian dollar weakened / strengthened by 5% against the PNG Kina with all other variables remaining constant, the consolidated entity’s profit after tax would have been $539,225 lower / higher (2008: $36,007 lower / higher, 2007:$101,901 lower / higher).

(iii) Interest rate risk

The consolidated entity’s main interest rate risk arises from variable rate borrowings that expose the consolidated entity to interest rate risk. No hedging programs were implemented by the consolidated entity to manage interest rate risk during the 2009, 2008 or reporting periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

29.           Financial instruments (continued)

(a) Market risk (continued)

(iii) Interest rate risk (continued)

Consolidated entity

As at the reporting date, the consolidated entity had the following exposures to interest rate risk:

	30 June 2009		30 June 2008		30 June 2007
	Weighted average interest rate %	Balance $	Weighted average interest rate %	Balance $	Weighted average interest rate %	Balance $

Financial assets
Cash and cash equivalents	3.5%	20,529,979	2.71%	154,180	6.2%	12,657,949

Financial liabilities
Borrowings	17.5%	5,940,368	5.8%	11,301,041	-	-

All interest rates were floating rates. Interest rates on the borrowings are repriced quarterly.

At 30 June 2009, if interest rates had changed by +/- 50 basis points from the year end rates per the above table with all other variables held constant, profit for the year would have been $132,352 lower / higher (2008: change of +/- 50 basis points - $55,734 higher / lower, 2007: change of +/- 50 basis points $63,920 higher / lower)).

(iv) Equity price risk

The consolidated entity is exposed to equity securities price risk arising from investments classified on the balance sheet as available for sale. Investments in equity securities are approved by the Board on a case-by-case basis.

The majority of the consolidated entity’s available for sale equity investments are in junior resource companies listed on the ASX and are included in the S&P/ASX All Ordinaries Gold index.

At 30 June 2009, if the index had changed by +/- 5 % from its year end level with all other variables held constant, consolidated entity equity at 30 June 2009 would have been $17,400 higher / lower (2008: change of +/- 5% - $59,285 lower / higher, 2007: change of +/- 5% $72,360 higher / lower).

(b) Credit risk

Credit risk is the risk that acounterparty will not complete its obligations under a financial instrument resulting in a financial loss for the consolidated entity. Credit risk is managed at the consolidated entity level. The consolidated entity does not generally obtain collateral or other security to support financial instruments subject to credit risk, but adopts a policy of only dealing with credit worthy counterparties. Trade and other receivables mainly comprise banking institutions purchasing gold under normal settlement terms of two working days.

Counterparty risk under derivative financial instruments is to two reputable banking institutions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

29.           Financial instruments (continued)

(b) Credit risk (continued)

All cash balances are on deposit with the banking institutions that are members of a highly rated major Australian banking group.

The carrying amount of financial assets recorded in the financial statements represents the consolidated entity’s maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

 (c) Liquidity risk

The consolidated entity’s liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The consolidated entity manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the consolidated entity has the ability to access required funding.

The tables below analyse the consolidated entity’s and the parent entity’s financial liabilities, net settled derivative financial instruments into relevant maturity groupings based on the remaining period to contractual maturity at the reporting date:

Consolidated entity as at 30 June 2009

	Less than 6 months $	6 to 12 months $	Between 1 and 2 years $	Between 2 and 5 years $	Total $	Carrying amount $
Non derivatives
Trade and other payables	18,133,857	-	-	-	18,133,857	18,133,157

Borrowings	2,279,800	2,279,800	1,290,337	90,431	5,940,368	5,940,368

Total non derivatives	20,413,657	2,279,800	1,290,337	90,431	24,074,225	24,074,225

Derivatives
Net settled - outflows	4,656,493	5,778,864	6,108,635	-	16,543,992	15,946,935

Total derivatives	4,656,493	5,778,864	6,108,635	-	16,543,992	15,946,936

Consolidated entity as at 30 June 2008

	Less than 6 months $	6 to 12 months $	Between 1 and 2 years $	Between 2 and 5 years $	Total $	Carrying amount $
Non derivatives
Trade and other payables	14,446,386	-	-	-	14,446,386	14,446,386

Borrowings	6,473,168	2,088,118	2,739,755	-	11,301,041	11,301,041

Total non derivatives	20,919,554	2,088,118	2,739,755	-	25,747,427	25,747,427

Derivatives
Net settled - outflows	3,391,107	3,093,850	5,671,661	8,007,386	20,164,004	22,073,514

Total derivatives	3,391,107	3,093,850	5,671,661	8,007,386	20,164,004	22,073,514

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

29.           Financial instruments (continued)

(c) Liquidity risk (continued)

Consolidated entity as at 30 June 2007

	Less than 6 months $	6 to 12 months $	Between 1 and 2 years $	Between 2 and 5 years $	Total $	Carrying amount $
Non derivatives
Trade and other payables	8,466,801	-	-	-	8,466,801	8,466,801

Total non derivatives	8,466,801	-	-	-	8,466,801	8,466,801

(d) Fair value estimation

The fair value of cash and cash equivalents, trade and other receivables and trade and other payables is considered to be a reasonable approximation of their fair value due to their short term nature.

Other financial assets and other financial liabilities represent unrealised gains and losses under derivative financial instruments. Those unrealised gains and losses represent the fair value of commodity contract derivative financial instruments estimated based upon relevant market information at the reporting date.

The fair value of borrowings as at the reporting date is considered to be a reasonable approximation of their fair value as the interest rate on those borrowings is variable and was repriced on the reporting date.

Available for sale financial assets are carried at fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

30.           Particulars in relation to subsidiaries

		Ownership interest
	Place of Incorporation	2009%	2008%	2007%
Parent Entity
Allied Gold Limited	Australia	-	-	-
Controlled Entities
Aretrend Pty Ltd	Australia	100	100	100
Advance R & D Pty Ltd	Australia	100	100	100
Nord Pacific Ltd, (i) and its controlled entities;	Canada	100	100	100
Simberi Gold Company Limited (ii)	PNG	100	100	100
Nord Australex Nominees (PNG) Ltd (iii)	PNG	100	100	100
Nord Australex Nominees Pty Ltd (iv)	Australia	100	100	100
Hicor Corporation (iv)	United States	100	100	100
Compania Minera Nord Pacific de Mexico, S.A. de C.V. (v)	Mexico	100	100	100
Allied Tabar Exploration Pty Ltd (vi)	Australia	100	100	100
Tabar Exploration Company Ltd (vii)	PNG	100	100	100

(i)	Nord Pacific Limited and its wholly owned entities were acquired on 24 September 2004 and results of their activities are included from this date. Nord Pacific Limited was solely a holding company.
(ii)	Simberi Gold Company Limited is the owner of Mining Licence 136 on the Tabar Islands.
(iii)	Nord Australex Nominees (PNG) Limited is the owner of Exploration Licence 609 on the Tabar Islands.
(iv)	These companies were de-registered in the year.
(v)	Compania Minera Nord Pacific de Mexico is the owner of the Mapimi prospect.
(vi)	Allied Tabar Exploration registered 25 May 2006.
(vii)	Tabar Exploration Company Ltd (PNG) registered 23 May 2006.

The fair value of the controlled entities cannot be reliably measured as variability in the range of reasonable fair value estimates is significant. As a result, all controlled entities are reflected at cost. Management has determined that the estimate of total consolidated fair values for the controlled entities would be in excess of the carrying amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

31.           Commitments and contingent liabilities

(a)        Lease commitments – Consolidated entity as lessee

Non-cancellable operating leases

The consolidated entity leases office premises and various plant and machinery under non-cancellable operating leases expiring within 1 to 5 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

	2009 $	2008 $	2007 $
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:
Within one year	2,129,368	3,201,727	155,203
Later than one year but not later than five years	2,129,368	4,450,026	289,080
Later than five years	-	-	-
	4,258,736	7,651,753	444,283

Finance leases

	2009 $	2008 $	2007 $
Commitments in relation to finance leases are payable as follows:
Within one year	4,559,600	-	-
Later than one but not later than five years	5,320,408	-	-
Minimum lease payments	9,880,008
Future finance charges	3,939,640	-	-
Recognised as a liability	5,940,368	-	-

Representing lease liabilities:		-	-
Current	2,094,483	-	-
Non-current	3,845,885	-	-
	5,940,368	-	-

Finance charges included in the income statement as financing costs	2,266,410	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED 30 JUNE 2009, 2008 AND 2007

31.           Commitments and contingent liabilities (continued)

(b)	Exploration & Development costs – Commitments for Expenditure.

In order to proceed with the development of the Simberi Project and to maintain current rights of tenure to Australian and PNG exploration tenements, the Company and Economic entity is required to outlay  $900,900 over the next financial year (2008: $900,900). Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon expiry of the exploration leases or when application for a mining licence is made and have not been provided for in the accounts. These obligations are not provided for in the financial statements.

(c)	Capital commitments

Capital expenditure contracted for at the reporting date but not recognised in liabilities is as follows:

	2009 $	2008 $	2007 $
Capital expenditure for Simberi Oxide processing plant	1,412,811	-	16,237,263
Capital expenditure for Sulphide pre-feasibility study	644,760	-	-

(d)	Hedging commitments

As disclosed in note 29, a controlled entity has entered into commitments under a program for hedging its exposure to gold price risk. Details relating to these commitments are disclosed in note 29.

(f)	Remuneration commitments

The parent entity has commitments under a fixed term remuneration contract with a key management person	-	962,500	-

(g)	Contingent liabilities

Executives of the consolidated entity will be entitled to compensation for past services if their employment is terminated by the consolidated entity other than for specific reasons as outlined in their employment contracts. This amounts to:	656,000	285,000	-

32.	Impact of reconciliation between Australian equivalents to International Financial Reporting Standards

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (‘AIFRS’).  Compliance with AIFRS ensures that the financial report complies with International Financial Reporting Standards.

Item 18                                FINANCIAL STATEMENTS

Refer Item 17 – Financial Statements for the Company’s financial statements for the three year period ended June 30, 2009. The Company’s financial statements are prepared in accordance with Australian equivalents to International Financial Reporting Standards (“AIFRS”). Compliance with AIFRS ensures that the Company’s financial report complies with International Financial Reporting Standards.

Item 19                                EXHIBITS

Annexure A	Constitution of Allied Gold Limited

Annexure B	Charter of Audit, Risk and Compliance Committee

Annexure C	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

Annexure D	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

Annexure E	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Annexure F	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

ALLIED GOLD LIMITED

Registrant

/s/ Mark Caruso
MV Caruso
Executive Chairman

Dated: November 11, 2010

Annexure “A”

Constitution of Allied Gold Limited

CORPORATIONS ACT 2001

CONSTITUTION

of

ALLIED GOLD LIMITED
ACN 104 855 067

Adopted by Special Resolution

Resolution of sole member of

ALLIED GOLD LIMITED

to adopt a

New Constitution

Allied Mining and Processing Limited, being the sole member of Allied Gold Limited, hereby resolves to adopt the attached constitution as the constitution of the company.

Dated this 7 day of July 2003.

EXECUTED BY	)
ALLIED MINING & PROCESSING	)
LIMITED	)
ABN 52 002 594 872	)
in accordance with the Corporations Act:	)

Director

Director/Secretary

C:\Documents and Settings\Administrator\Local Settings\Temporary Internet Files\OLK3\Resolution1.doc

CONTENTS

1. INTERPRETATION ... 1

1.1 Definitions ... 1
1.2 Corporations Act Definitions ... 3
1.3 Status of Constitution ... 3
1.4 Headings ... 3
1.5 Displacement of Replaceable Rules ... 3

2. SHARE CAPITAL AND VARIATION OF RIGHTS ... 3

2.1 Issue of Shares ... 3
2.2 Share Options ... 4
2.3 Classes of Shares ... 4
2.4 Preference Shares ... 4
2.5 Recognition of Trusts ... 4
2.6 Unregistered Interests ... 4
2.7 Share Certificates and Share Option Certificates ... 5
2.8 Section 1096 of the Corporations Act ... 5
2.9 Commissions ... 5
2.10 Restricted Securities ... 5
2.11 Non-Issue or Cancellation of Certificate ... 6
2.12 No Prohibition on Foreign Ownership ... 6
2.13 Payment of Interest out of Capital ... 6

3. MINIMUM SHAREHOLDING ... 6

3.1 Effect of this Clause ... 6
3.2 Definitions ... 6
3.3 Minimum Shareholding ... 7
3.4 Sale of Listed Securities of Minority Member ... 7
3.5 Acceptance of Offer ... 7
3.6 Appointment of Attorney ... 7
3.7 Transfer ... 8
3.8 Proceeds of Sale ... 8
3.9 Receipt of Proceeds ... 8
3.10 Registration of Purchaser ... 8
3.11 Remedies Limited ... 9
3.12 Cost of Sale of Listed Securities ... 9
3.13 Exemption from Clause 3 ... 9
3.14 Notice to Exempt ... 9
3.15 Election to Exempt ... 9
3.16 Takeover Offer or Announcement ... 9
3.17 Duration of Clause 3 ... Error! Bookmark not defined.
3.18 Use by Company of Clause 3 ... 10

4. UNCERTIFICATED HOLDINGS AND ELECTRONIC TRANSFERS ... 10

4.1 Electronic or Computerised Holding ... 10
4.2 Statement of Holdings ... 10

4.3 Share Certificates ... 10
4.4 Listing Rules ... 10

5. LIEN ... 10

5.1 Lien for Members Debts ... 10
5.2 Generally ... 10
5.3 Exemption ... 12
5.4 Dividends ... 12
5.5 Sale of Shares ... 12
5.6 Restrictions on Sale ... 12
5.7 Person Authorised to Sign Transfers ... 12
5.8 Proceeds of Sale ... 12
5.9 Protection of Lien Under SCH Business Rules ... 12
5.10 Further Powers re Forfeited Shares and Liens ... 13

6. CALLS ON SHARES ... 13

6.1 Calls ... 13
6.2 Making a Call ... 13
6.3 Joint Liability ... 13
6.4 Deemed Calls ... 13
6.5 Differentiation Between Shareholders ... 14
6.6 Payments in Advance of Calls ... 14

7. FORFEITURE OF SHARES ... 14

7.1 Failure to Pay Call ... 14
7.2 Forfeiture ... 14
7.3 Sale of Forfeited Shares ... 15
7.4 Continuing Liability ... 15
7.5 Officer's Statement Prima Facie Evidence ... 15
7.6 Procedures ... 15
7.7 Listing Rules and SCH Business Rules ... 15

8. TRANSFER OF SHARES ... 15

8.1 Form of Transfer ... 15
8.2 CHESS Transfers ... 16
8.3 Participation in CHESS ... 16
8.4 Registration Procedure ... 16
8.5 Power to Refuse to Register ... 16
8.6 Non-interference with Registration ... 17
8.7 Closure of Register ... 17
8.8 Retention of Transfers by Company ... 17
8.9 Powers of Attorney ... 17
8.10 Other Securities ... 17
8.11 Branch Register ... 17
8.12 Compliance with SCH Business Rules ... 18
8.13 Issuer Sponsored Subregister ... 18
8.14 Transferor Holds Shares until Registration of Transfer ... 18

9. TRANSMISSION OF SHARES 18

9.1 Death of Shareholder Leaving a Will 18
9.2 Death or Bankruptcy of Shareholder 18
9.3 Registration by Transmission or to Beneficiary 18
9.4 Limitations to Apply 19
9.5 Death of a Joint Holder 19
9.6 Joint Personal Representatives 19
9.7 Proper SCH Transfer 19
9.8 Joint Holders 19

10. CHANGES TO CAPITAL STRUCTURE 19

10.1 Alterations to Capital 19
10.2 Reduction of Capital 20
10.3 Buy-Backs 20

11. GENERAL MEETINGS 20

11.1 Convening of General Meetings of Shareholders 20
11.2 Notice 20
11.3 Notice to Home Branch 21
11.4 Annual General Meeting 21

12. PROCEEDINGS AT GENERAL MEETINGS 21

12.1 Quorum 21
12.2 Persons Entitled to Attend a General Meeting 21
12.3 Chairman 22
12.4 Casting Vote 22
12.5 Adjournment 22
12.6 Notice of Resumption of Adjourned Meeting 22
12.7 Voting Rights 22
12.8 Voting - Show of Hands 23
12.9 Results of Voting 23
12.10 Poll 23
12.11 Manner of Taking Poll 23
12.12 Meeting May Continue 23
12.13 Voting by Joint Holders 23
12.14 Shareholder under Disability 24
12.15 Payment of Calls 24
12.16 Objection to Voting 24
12.17 Proxies 24
12.18 Proxy Votes 25
12.19 Representatives of Corporate Shareholders 25

13. THE DIRECTORS 25

13.1 Number of Directors 25
13.2 Rotation of Directors 25
13.3 Election of Directors 26
13.4 Additional Directors 26

13.5	Removal of Director	26
	13.6	Vacation of Office	26
	13.7	Remuneration	27
	13.8	Expenses	27
	13.9	No Share Qualification	27
14.	POWERS AND DUTIES OF DIRECTORS		27
	14.1	Management of the Company	27
	14.2	Borrowings	27
	14.3	Attorneys	28
	14.4	Cheques, etc.	28
	14.5	Retirement Benefits for Directors	28
	14.6	Securities to Directors or Shareholders	29
15.	PROCEEDINGS OF DIRECTORS		29
	15.1	Convening a Meeting	29
	15.2	Procedure at Meetings	29
	15.3	Quorum	29
	15.4	Majority Decisions	29
	15.5	Casting Votes	29
	15.6	Alternate Directors	29
	15.7	Continuing Directors May Act	30
	15.8	Chairman	30
	15.9	Committees	30
	15.10	Written Resolutions	30
	15.11	Defective Appointment	31
	15.12	Directors May Hold Other Offices	31
	15.13	Directors May Hold Shares, etc.	31
	15.14	Directors Not Accountable for Benefits	31
	15.15	Disclosure of Interests	31
	15.16	Related Body Corporate Contracts	32
	15.17	Voting, Affixation of Seal	32
	15.18	Home Branch to be Advised	32
16.	MEETING BY INSTANTANEOUS COMMUNICATION DEVICE		32
	16.1	Meetings to be Effectual	32
	16.2	Procedure at Meetings	33
	16.3	Minutes	33
	16.4	Definition	33
17.	MANAGING DIRECTOR		33
	17.1	Appointment	33
	17.2	Remuneration	33
	17.3	Powers	34
	17.4	Rotation	34
18.	SECRETARY		34

19. SEALS 34

19.1 Common Seal 34
19.2 Share Seal 34

20. ACCOUNTS, AUDIT AND RECORDS 35

20.1 Accounting records to be kept 35
20.2 Audit 35
20.3 Inspection 35

21. MINUTES 35

21.1 Minutes to be Kept 35
21.2 Signature of Minutes 35
21.3 Requirements of the Corporations Act 36

22. DIVIDENDS AND RESERVES 36

22.1 Dividends 36
22.2 Interim Dividend 36
22.3 Dividends only Payable from Profits 36
22.4 No Interest 36
22.5 Reserves 36
22.6 Alternative Method of Payment of Dividend 36
22.7 Payment of Dividends 37
22.8 Unclaimed Dividends 37

23. CAPITALISATION OF PROFITS 37

23.1 Capitalisation 37
23.2 Application of Capitalised Amounts 37
23.3 Procedures 37

24. BONUS SHARE PLAN 38

24.1 Authorisation of Bonus Share Plan 38
24.2 Amendment and Revocation 38

25. DIVIDEND REINVESTMENT PLAN 38

25.1 Authorisation of Dividend Reinvestment Plan 38
25.2 Amendment and Revocation 39

26. NOTICES 39

26.1 Service ..... Error! Bookmark not defined.
26.2 Service by Post ..... Error! Bookmark not defined.
26.3 Notice to Joint Holders 39
26.4 Notices to Personal Representatives and Others 40
26.5 Persons Entitled to Notice 40
26.6 Change of Address 40
26.7 Incorrect Address 40

27. WINDING UP 41

27.1 Distribution in Kind 41

27.2 Trust for Shareholders 41
27.3 Order for winding up 41

28. INDEMNITIES AND INSURANCE 41

28.1 Liability to Third Parties 41
The Company: 41
28.2 Defending Proceedings 41
The Company: 41
28.3 Insurance 42
28.4 Disclosure 42
28.5 Definition 42

29. OVERSEAS SHAREHOLDERS 43

30. LOCAL MANAGEMENT 43

30.1 Local Management 43
30.2 Local Boards or Agencies 43
30.3 Appointment of Attorneys 43
30.4 Authority of Attorneys 44

31. DISCOVERY 44

32. SALE OF THE COMPANY'S MAIN UNDERTAKING 44

33. COMPLIANCE (OR INCONSISTENCY) WITH THE LISTING RULES 44

34. CONSISTENCY WITH CHAPTER 2E OF THE CORPORATIONS ACT 45

34.1 Requirements of Chapter 2E 45
34.2 Definitions 45

35. TRANSITIONAL 45

35.1 Provisions Relating to Official Quotation of Securities 45
35.2 Severance 45

SCHEDULE 1 46

CORPORATIONS ACT

CONSTITUTION

of

ALLIED GOLD LIMITED
ACN 104 855 067

1. INTERPRETATION

1.1 Definitions

In this Constitution:

ASIC means Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited.

Bonus Share Plan means a plan implemented under clause 24.

Business Day means a day other than a Saturday, a Sunday, New Year's Day, Australia Day, Good Friday, Easter Monday, Anzac Day, Christmas Day, Boxing Day and any other day declared and published by ASX to be a day which is not a business day.

CHESS Approved Securities means securities of the Company for which CHESS approval has been given in accordance with the SCH Business Rules, or such amended definition as may be prescribed by the Listing Rules from time to time.

CHESS System means the Clearing House Electronic Subregister System operated by ASX Settlement and Transfer Corporation Pty Ltd or such other securities clearing house as is approved pursuant to the Corporations Act and to which the Listing Rules apply.

Company means Allied Gold Limited (ACN 104 855 067) or as it is from time to time named in accordance with the Corporations Act of this jurisdiction.

Constitution means this constitution as altered or amended from time to time.

Corporations Act means the Corporations Act 2001 (Cth).

Corporations Regulations means the Corporations Regulations 2001 (Cth).

the **Directors** means the directors of the Company from time to time or such number of them as have authority to act for the Company (including any alternate director duly acting as such), and **Director** has a corresponding meaning.

Dividend Reinvestment Plan means a plan implemented under clause 25.

Home Branch means the state branch of ASX designated as such in relation to the Company by ASX

Listed Securities means any Shares, Share Options, stock, debentures, debenture stock or other securities for the time being issued by the Company and officially quoted by ASX on its stock market.

Listing Rules means the listing rules of ASX and any other rules of ASX which are applicable while the Company is admitted to the official list of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX.

Loan Securities includes:

(a) unsecured notes or unsecured deposit notes;

(b) mortgage debentures or mortgage debenture stock;

(c) debentures or debenture stock; and

(d) for the purposes of the Listing Rules, convertible loan securities.

Office means the registered office of the Company.

Officer means any Director or Secretary of the Company or such other person within the meaning of that term as defined by the Corporations Act.

Prescribed Rate means the rate of 18% per annum or such other rate as may from time to time be fixed by the Directors.

Proper SCH Transfer has the meaning given to that term in the Corporations Act.

Registered Office means the registered office of the Company in the State.

Register of Shareholders means the register of Shareholders kept by the Company in accordance with Section 169 of the Corporations Act (including any branch register and any computerised or electronic subregister established and administered under the SCH Business Rules).

Related Body Corporate means a corporation which by virtue of the provisions of Section 50 of the Corporations Act is deemed to be related to the relevant corporation and related has a corresponding meaning.

Representative means a person authorised to act as a representative of a corporation under clause 12.19.

Restricted Securities has the meaning ascribed to it by the Listing Rules.

SCH Business Rules has the meaning given to that term in the Corporations Act.

Seal means the common seal of the Company and includes any official seal and, where the context so admits, the Share Seal of the Company.

Secretary means any person appointed to perform the duties of a secretary of the Company.

Share means a share in the capital of the Company.

Shareholder means a person or company registered in the Register of Shareholders as the holder of one or more Shares and includes any person or company who is a member of the Company in accordance with or for the purposes of the Corporations Act.

Shareholding Account means an entry in the Register of Shareholders in respect of a Shareholder for the purpose of providing a separate identification of some or all of the ordinary Shares registered from time to time in the name of that Shareholder and **Securities Account** has an equivalent meaning in relation to Listed Securities of all kinds, including ordinary Shares.

Share Option means an option to require the Company to issue a Share.

Share Seal means the duplicate common seal referred to in clause 19.2

State means Western Australia.

1.2 Corporations Act Definitions

Any word or expression defined in or for the purposes of the Corporations Act shall, unless otherwise defined in clause 1.1 or the context otherwise requires, have the same meaning when used in this Constitution, and the rules of interpretation specified in or otherwise applicable to the Corporations Act shall, unless the context otherwise requires, apply in the interpretation of this Constitution.

1.3 Status of Constitution

This Constitution is adopted by the Company in substitution for any former memorandum and articles of association or other consistent documents of the Company. To the extent permitted by law, the replaceable rules provided for in the Corporations Act do not apply to the Company.

1.4 Headings

Headings are inserted in this Constitution for convenience only, and shall not affect the interpretation of this Constitution.

1.5 Displacement of Replaceable Rules

The provisions of the Corporations Act that apply to public companies as replaceable rules are displaced completely by this Constitution in relation to the Company.

2. SHARE CAPITAL AND VARIATION OF RIGHTS

2.1 Issue of Shares

Without prejudice to any special rights previously conferred on the holders of any existing Shares or class of Shares, unissued Shares shall be under the control of the

Directors and, subject to the Corporations Act, the Listing Rules and this Constitution, the Directors may at any time issue such number of Shares either as ordinary Shares or Shares of a named class or classes (being either an existing class or a new class) and with such preferred, deferred, or other special rights or such restrictions, whether with regard to dividend, return of capital or otherwise, as the Directors shall, in their absolute discretion, determine.

2.2 **Share Options**

Subject to the Listing Rules, the Directors may at any time and from time to time issue Share Options on such terms and conditions as the Directors shall, in their absolute discretion, determine.

2.3 **Classes of Shares**

If at any time the share capital of the Company is divided into different classes of Shares, the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may be varied, whether or not the Company is being wound up, with the consent in writing of the holders of three quarters of the issued Shares of that class, or if authorised by a special resolution passed at a separate meeting of the holders of the Shares of the class. Any variation of rights under this clause 2.3 shall be subject to Part 2F.2 of Chapter 2F of the Corporations Act. The provisions of this Constitution relating to general meetings shall apply so far as they are capable of application and with necessary alterations to every such separate meeting except that a quorum is constituted by two persons who together hold or represent by proxy one-third of the issued Shares of the class.

2.4 **Preference Shares**

Subject to the Listing Rules and the Corporations Act, the Company may issue preference Shares:

(a) that are liable to be redeemed whether at the option of the Company or otherwise; and

(b) including, without limitation preference shares of the kind described in clause 2.4(a) in accordance with the terms of Schedule 1.

2.5 **Recognition of Trusts**

Except as permitted or required by the Corporations Act, the Company shall not recognise a person as holding a Share or Share Option upon any trust.

2.6 **Unregistered Interests**

The Company is not bound by or compelled in any way to recognise any equitable, contingent, future or partial right or interest in any Share or Share Option (whether or not it has notice of the interest or right concerned) unless otherwise provided by this Constitution or by law, except an absolute right of ownership in the registered holder of the Share or Share Option.

2.7 Share Certificates and Share Option Certificates

Subject to the SCH Business Rules (if applicable), clause 4 and the Listing Rules, a person whose name is entered as a Shareholder in the Register of Shareholders is entitled without payment to receive a Share certificate or notice (as the case may be) in respect of the Share under the Seal in accordance with the Corporations Act but, in respect of a Share or Shares held jointly by several persons, the Company is not bound to issue more than one certificate or notice. Delivery of a certificate or notice for a Share to one of several joint Shareholders is sufficient delivery to all such holders. In addition:

(a) Share certificates or notices in respect of Shares shall only be issued in accordance with the Listing Rules;

(b) subject to this Constitution, the Company shall despatch all appropriate Share certificates within 5 Business Days of the issue of any of its Shares and within 5 Business Days after the date upon which a transfer of any of its Shares is lodged with the Company;

(c) where a Share certificate is lost, worn out or destroyed, the Company shall issue a duplicate certificate in accordance with the requirements of Section 1089 of the Corporations Act and the Listing Rules; and

(d) the above provisions of this clause 2.7 shall, with necessary alterations, apply to Share Options.

If securities of the Company are CHESS Approved Securities and held in uncertificated mode, then the preceding provisions of this clause 2.7 do not apply to those Securities and the Company shall allot such CHESS Approved Securities and enter those CHESS Approved Securities into the Shareholder's uncertificated holding in accordance with the Listing Rules and the SCH Business Rules.

2.8 Section 1096 of the Corporations Act

Clause 2.7 shall not apply if and to the extent that, on an application by or on behalf of the Company, the ASIC has made a declaration under Section 1096(3) of the Corporations Act published in the Commonwealth of Australia Gazette that the Company is a person in relation to whom Section 1096 of the Corporations Act does not apply.

2.9 Commissions

The Company may, subject to the Listing Rules, exercise the powers of paying commission conferred by Section 258C of the Corporations Act if the percentage or the amount of the commission paid or agreed to be paid is disclosed. Such commission may be satisfied by the payment of cash or the allotment of fully or partly paid Shares or partly in the one way and partly in the other. The Company may also on any issue of Shares pay such brokerage as may be lawful.

2.10 Restricted Securities

The Company shall comply in all respects with the requirements of the Listing Rules with respect to Restricted Securities. Without limiting the generality of the above:

(a) Restricted Securities cannot be disposed of during the escrow period except as permitted by the Listing Rules or the ASX;

(b) the Company will refuse to acknowledge a disposal (including registering a transfer), assignment or transfer of Restricted Securities during the escrow period except as permitted by the Listing Rules or the ASX; and

(c) during a breach of the Listing Rules relating to Restricted Securities or a breach of a restriction agreement the holder of the Restricted Securities is not entitled to any dividend or distribution, or voting rights, in respect of the Restricted Securities.

2.11 Non-Issue or Cancellation of Certificate

Notwithstanding any other provision of this Constitution, the Company need not issue a certificate, and may cancel any certificate without issuing a certificate in substitution, in respect of any Shares or Share Options of the Company in any circumstances where the non-issue or cancellation of that certificate is permitted by the Corporations Act, the Listing Rules or the SCH Business Rules.

2.12 No Prohibition on Foreign Ownership

Nothing in this Constitution shall have the effect of limiting or restricting the ownership of any securities of the Company by foreign persons except where such limits or restrictions are prescribed by Australian law.

2.13 Payment of Interest out of Capital

Where any Shares are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which can not be made profitable for a lengthened period the Company may pay interest on so much of such share capital as is paid up for the period and may charge this interest to capital as part of the cost of construction of the works, buildings or plant.

3. MINIMUM SHAREHOLDING

3.1 Effect of this Clause

The provisions of this clause have effect notwithstanding any other provision of this Constitution, except clause 33.

3.2 Definitions

In this clause:

Authorised Price means the price per share of the Listed Securities equal to the simple average of the last sale prices of the Listed Securities quoted on ASX for each of the ten trading days immediately preceding the date of any offer received by the Company pursuant to clause 3.5.

Date of Adoption means the date upon which this clause is inserted in this Constitution by special resolution of the members of the Company.

Date of Effect means the date immediately following the date of expiry contained in the second notice by the Company to Minority Members in accordance with clause 3.15.

Minimum Shareholding means a number of shares equal to a "marketable parcel" of Listed Securities within the meaning of the Listing Rules.

Minority Member means a member holding less than the Minimum Shareholding on or at any time after the Date of Adoption.

Purchaser means the person or persons (including one or more members) whose offer or offers to purchase Listed Securities is or are accepted by the Company.

3.3 Minimum Shareholding

Subject to clauses 3.13 to 3.15 (inclusive), on and from the Date of Effect, the shareholding of a member which is less than the Minimum Shareholding may be sold by the Company pursuant to the provisions of this clause 3.

3.4 Sale of Listed Securities of Minority Member

Subject to clauses 3.13 to 3.15 (inclusive), on and from the Date of Effect, each Minority Member shall be deemed to have irrevocably appointed the Company as his agent:

(a) to sell all the Listed Securities held by him at a price not less than the Authorised Price and without any cost being incurred by the Minority Member;

(b) to deal with the proceeds of the sale of those Listed Securities in accordance with this clause; and

(c) where the Listed Securities are CHESS Approved Securities held in uncertificated form, to initiate a Holding Adjustment (as defined in the SCH Business Rules) to move the securities from the CHESS Holding (as defined in the SCH Business Rules) of the Minority Member to an Issuer Sponsored or Certificated Holding (as defined in the SCH Business Rules) for the sale of the Listed Securities.

3.5 Acceptance of Offer

Where the Company receives an offer for the purchase of all the Listed Securities of a Minority Member to whom this clause applies at the date of the offer at a price not less than the Authorised Price, the Company may accept the offer on behalf of that Minority Member.

3.6 Appointment of Attorney

The Company shall, by instrument in writing, appoint a person or persons to act as attorney or attorneys of each Minority Member to whom this clause applies, to execute an instrument or instruments of transfer of their Listed Securities to the Purchaser.

3.7 **Transfer**

Where:

(a) all the Listed Securities of each Minority Member to whom this clause applies at any time are sold to one Purchaser; or

(b) all the Listed Securities of two or more Minority Members to whom this clause applies at any time are sold to one Purchaser,

the transfer may be effected by one instrument of transfer.

3.8 **Proceeds of Sale**

The Company shall receive the aggregate proceeds of the sale of all of the Listed Securities of each Minority Member to whom this clause applies at any time and shall:

(a) immediately cause the name of the Purchaser to be entered in the Register of Shareholders as the holder of the Listed Securities sold; and

(b) within fourteen days of receipt of the relevant share certificate or otherwise as soon as is practicable, cause the pro rata proportions of the proceeds attributable to each Minority Member to be sent to each Minority Member by cheque mailed to his address in the Register of Shareholders (or in the case of joint holders, to the address of the holder whose name is shown first in the Register of Shareholders), this cheque to be made payable to the Minority Member (or, in the case of joint holders, to them jointly). In the case where a Minority Member's whereabouts are unknown or where a Minority Member fails to return the share certificate or certificates (where required) relating to the Listed Securities sold, the proceeds of sale shall be applied in accordance with the applicable laws dealing with unclaimed moneys.

3.9 **Receipt of Proceeds**

The receipt by the Company of the proceeds of sale of Listed Securities of a Minority Member shall be a good discharge to the Purchaser of all liability in respect of the purchase of the Listed Securities.

3.10 **Registration of Purchaser**

Upon entry of the name of the Purchaser in the Register of Shareholders as the holder of the Listed Securities of a Minority Member to whom this clause applies:

(a) the Purchaser shall not be bound to see to the regularity of the actions and proceedings of the Company pursuant to this Constitution or to the application of the proceeds of sale; and

(b) the validity of the sale shall not be impeached by any person

3.11 Remedies Limited

The remedy of any Minority Member to whom this clause applies in respect of the sale of his or her Listed Securities is expressly limited to a right of action in damages against the Company to the exclusion of any other right, remedy or relief against any other person.

3.12 Cost of Sale of Listed Securities

The Company shall bear all the costs of the sale of the Listed Securities.

3.13 Exemption from Clause 3

The Company must give written notice to a Minority Member and, where the Shares are CHESS Approved Securities, to the Controlling Participant (as defined in the SCH Business Rules) for the holding of the Minority Member, advising of the Company's intention to sell his or her shareholding pursuant to this clause 3. Unless the Minority Member, within 6 weeks of receipt of notice from the Company in accordance with this clause 3, gives written notice to the Company that it desires its shareholding to be exempted from clause 3, then the provisions of clause 3 shall apply to this Minority Member. Where Shares are CHESS Approved Securities, a written notice by the Company in terms of this clause shall comply with the SCH Business Rules.

3.14 Notice to Exempt

Where a Minority Member has given written notice to the Company that it desires its shareholding to be exempted from clause 3 it may, at any time, revoke or withdraw that notice. In that event the provisions of clause 3 shall apply to the Minority Member.

3.15 Election to Exempt

Where a Minority Member has not given written notice to the Company within 6 weeks of receipt of notice from the Company in accordance with clause 3 that it desires its shareholding to be exempted from clause 3, then the Company shall give that Minority Member and, where the Shares are CHESS Approved Securities, to the Controlling Participant (as defined in the SCH Business Rules) for the holding of the Minority Member, a second written notice complying with the SCH Business Rules advising that the Company intends to sell its shareholding immediately upon expiration of 5 Business Days from the date of that notice unless the Minority Member gives written notice to the Company within that time that it desires its shareholding to be exempted from clause 3, in which case clause 3 shall not apply to the Minority Member.

3.16 Takeover Offer or Announcement

The Company shall not commence to sell Listed Securities comprising less than a Minimum Shareholding following the announcement of a takeover offer or takeover announcement for the Company.

3.17 **Use by Company of Clause 3**

This clause 3 may be invoked only once in any twelve month period after its adoption or re-adoption.

4. **UNCERTIFICATED HOLDINGS AND ELECTRONIC TRANSFERS**

4.1 **Electronic or Computerised Holding**

The Directors may do anything they consider necessary or desirable and which is permitted under the Corporations Act and the Listing Rules to facilitate the participation by the Company in the CHESS System and any other computerised or electronic system established or recognised by the Corporations Act or the Listing Rules for the purposes of facilitating dealings in Shares or securities.

4.2 **Statement of Holdings**

Where the Directors have determined not to issue share certificates or to cancel existing Share certificates, a Shareholder shall have the right to receive such statements of the holdings of the Shareholder as are required to be distributed to a Shareholder under the Corporations Act or the Listing Rules.

4.3 **Share Certificates**

If the Directors determine to issue a certificate for Shares held by a Shareholder, the provisions in relation to Share certificates contained in clause 2 shall apply.

4.4 **Listing Rules**

The Company shall comply with the Listing Rules and the SCH Business Rules in relation to the CHESS System.

5. **LIEN**

5.1 **Lien for Members Debts**

The Company has a first and paramount lien on each Share (except where the Share is a Listed Security and is fully paid up) registered in a Shareholder's name in respect of all money owed to the Company by the Shareholder (including any money payable under clause 5.2 to the extent that the Company has made a payment in respect of a liability or a requirement referred to in that clause) but not any unpaid call once the Share has been forfeited under section 254Q.

5.2 **Generally**

Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future possible liability upon the Company to make any payments or empowers any government or taxing authority or governmental official to require the Company to make any payment in respect of any Shares held either jointly or solely by any Shareholder, or in respect of any transfer of Shares, or of any dividends, bonuses or other moneys due or payable or accruing due or which may become due or payable to such Shareholder by the Company on or in respect of any

Shares or for or on account or in respect of any Shareholder, and whether in consequence of:

(a) the death of such Shareholder;

(b) the non-payment of any income tax or other tax by such Shareholder;

(c) the non-payments of any estate, probate, succession, death, stamp or other duty by the executor or administrator of such Shareholder or by or out of his estate; or

(d) any other act or thing:

the Company in every case:

(a) shall be fully indemnified by such Shareholder or his executor or administrator from all liability;

(b) shall have a lien upon all dividends, bonuses and other moneys payable in respect of the Shares held either jointly or solely by this Shareholder for all moneys paid by the Company in respect of the Shares or in respect of any dividend, bonus or other money or for an account or in respect of this Shareholder under or in consequence of any law, together with interest at the Prescribed Rate from date of payment to date of repayment, and may deduct or set off against any dividend, bonus or other moneys so paid or payable by the Company together with interest at the Prescribed Rate;

(c) may recover as a debt due from this Shareholder or his or her executor or administrator, wherever constituted or situate, any moneys paid by the Company under or in consequence of any such law and interest on these moneys at the Prescribed Rate and for the period mentioned above in excess of any dividend, bonus or other money as mentioned above then due or payable by the Company to such Shareholder; and

(d) may, subject to the Listing Rules, if any such money be paid or payable by the Company under any such law, refuse to register a transfer of any Shares by this Shareholder or his executor or administrator until the money and interest mentioned above is set off or deducted or, in case the money and interest exceeds the amount of any dividend, bonus or other money then due or payable by the Company to the Shareholder, until this excess is paid to the Company.

Nothing in this clause contained shall prejudice or affect any right or remedy which any law may confer or purport to confer on the Company, and, as between the Company and every such Shareholder, his or her executor, administrator and estate, wherever constituted or situate, any right or remedy which this law shall confer on the Company shall be enforceable by the Company

5.3 Exemption

The Directors may at any time exempt a Share wholly or in part from the provisions of this clause 5.

5.4 Dividends

Whenever the Company has a lien on a Share, the lien extends to all dividends payable in respect of the Share.

5.5 Sale of Shares

Subject to clause 5.6, the Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien.

5.6 Restrictions on Sale

A Share on which the Company has a lien shall not be sold unless:

(a) the sum in respect of which the lien exists is presently payable; and

(b) the Company has, not less than 14 days before the date of the sale, given to the registered holder for the time being of the Share or the person entitled to the Share by reason of the death or bankruptcy of the registered holder a notice in writing setting out, and demanding payment of, that part of the amount in respect of which the lien exists as is presently payable.

5.7 Person Authorised to Sign Transfers

For the purpose of giving effect to a sale of a Share under clause 5.5, the Directors may authorise a person to transfer the Shares sold to the purchaser of the Shares. The Company shall register the purchaser as the holder of the Shares comprised in any such transfer and he or she is not bound to see to the application of the purchase money. The title of the purchaser to the Shares is not affected by any irregularity or invalidity in connection with the sale.

5.8 Proceeds of Sale

The proceeds of a sale under clause 5.5 shall be applied by the Company in payment of that part of the amount in respect of which the lien exists as is presently payable, and the residue (if any) shall (subject to any like lien for sums not presently payable that existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

5.9 Protection of Lien Under SCH Business Rules

The Company may do all such things as may be necessary or appropriate for it to do under the SCH Business Rules to protect any lien, charge or other right to which it may be entitled under any law or this Constitution.

5.10 **Further Powers re Forfeited Shares and Liens**

Where a transfer following the sale of any Shares after forfeiture or for enforcing a lien, charge or right to which the Company is entitled under any law or under this Constitution is effected by a Proper SCH Transfer, the Company may do all things necessary or desirable for it to do under the SCH Business Rules in relation to that transfer.

6. CALLS ON SHARES

6.1 Calls

(a) The Directors may make calls upon the Shareholders payable no less than 14 Business Days from the day on which the call is made, in respect of any money unpaid on the Shares of the Shareholders which is not by the terms of issue of those Shares made payable at fixed times, except that no call shall be payable earlier than one month from the date fixed for the payment of the last preceding call.

(b) Each Shareholder shall, upon receiving notice as is required to be given under the Listing Rules prior to the due date for payment (or where a person becomes a Shareholder after this notice is given a second notice must be issued to the Shareholder at least 5 Business Days prior to the due date for payment) specifying the time or times and place of payment, pay to the Company at the time or times and place so specified the amount called on his Shares.

(c) Any moneys payable in respect of a call made in accordance with this Constitution which remain outstanding shall from and including the day for payment until the date payment is received bear interest at the Prescribed Rate.

(d) Subject to the Listing Rules, the Directors may revoke or postpone a call.

(e) The Company shall comply with the Listing Rules in relation to calls.

6.2 Making a Call

A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and a call may be required or permitted to be paid by instalments.

6.3 Joint Liability

The joint holders of a Share are jointly and severally liable to pay all calls in respect of the Share.

6.4 Deemed Calls

Any amount that, by the terms of issue of a Share, becomes payable on allotment or at a fixed date, shall for the purposes of this Constitution be deemed to be a call duly made and payable, and, in case of non-payment, all the relevant provisions of this

Constitution as to payment of interest and expenses, forfeiture or otherwise apply as if the amount had become payable by virtue of a call duly made and notified.

6.5 Differentiation Between Shareholders

The Directors may, on the issue of Shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

6.6 Payments in Advance of Calls

The Directors may accept from a Shareholder the whole or any part of the amount unpaid on a Share although no part of that amount has been called up, in which case the Directors shall nominate whether the amount so paid is to be treated as capital or a loan to the Company by the Shareholder, and:

(a) if the amount paid is nominated to be capital, it shall be deemed as from the date of the nomination to have been applied in paying up (so far as it will extend) the unpaid balance of the total issue price of the Share, but the dividend entitlement attaching to the Share shall remain as it was prior to the payment so made until there is a call in respect of the Share under this clause 6 of an amount equal to or greater than the amount so paid; or

(b) if the amount paid is nominated to be a loan to the Company, it shall carry interest at a rate, not exceeding the Prescribed Rate, as is agreed between the Directors and the Shareholder, shall not be repayable unless the Directors so determine, shall not confer on the Shareholder any rights attributable to subscribed capital, and shall, unless so repaid, be applied in payment of calls on the Share as and when the calls become due.

7. FORFEITURE OF SHARES

7.1 Failure to Pay Call

If a Shareholder fails to pay a call or instalment of a call on the day appointed for payment of the call or instalment, the Directors may, at any time after this day during the time any part of the call or instalment remains unpaid (but subject to this clause 7.1) serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest that has accrued. The notice shall name a further day being not less than 14 days after the date of notice on or before which the payment required by the notice is to be made and shall state that, in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

7.2 Forfeiture

If the requirements of a notice served under clause 7.1 are not complied with, any Share in respect of which a call is unpaid at the expiration of 14 days after the day for its payment may be forfeited by a resolution of the Directors to that effect. Such a forfeiture shall include all dividends declared in respect of the forfeited Shares and not actually paid before the forfeiture.

7.3 **Sale of Forfeited Shares**

A forfeited Share may be sold or otherwise disposed of on the terms and in the manner that the Directors determine and, at any time before a sale or disposition, the forfeiture may be cancelled on the terms the Directors determine.

7.4 **Continuing Liability**

A person whose Shares have been forfeited ceases to be a Shareholder in respect of the forfeited Shares, but remains liable to pay the Company all money that, at the date of forfeiture, was payable by him to the Company in respect of the Shares (including interest at the Prescribed Rate from the date of forfeiture on the money for the time being unpaid if the Directors decide to enforce payment of the interest), but his or her liability ceases if and when the Company receives payment in full of all the money (including interest) payable in respect of the Shares.

7.5 **Officer's Statement Prima Facie Evidence**

A statement in writing declaring that the person making the statement is a Director or a Secretary of the Company, and that a Share in the Company has been duly forfeited on a date stated in the statement, is prima facie evidence of the facts stated in the statement as against all persons claiming to be entitled to the Share.

7.6 **Procedures**

The Company may receive the consideration (if any) given for a forfeited Share on any sale or disposition of the Share, and may execute a transfer of the Share in favour of the person to whom the Share is sold or disposed of. Upon the execution of the transfer, the transferee shall be registered as the holder of the Share and is not bound to see to the application of any money paid as consideration. The title of the transferee to the Share is not affected by any irregularity or invalidity in connection with the forfeiture, sale or disposal of the Share.

7.7 **Listing Rules and SCH Business Rules**

The Company shall comply with the Listing Rules with respect to forfeited Shares and may do all such things as may be necessary or appropriate for it to do under the SCH Business Rules to protect any lien, charge or other right to which it may be entitled under any law or this Constitution.

8. **TRANSFER OF SHARES**

8.1 **Form of Transfer**

Subject to this Constitution, Shareholders may transfer any Share held by them by:

(a) a Proper SCH Transfer or any other method of transferring or dealing in Shares introduced by ASX or operated in accordance with the SCH Business Rules or Listing Rules and in any such case recognised under the Corporations Act; or

(b) an instrument in writing in any usual or common form or in any other form that the Directors approve.

Except in the case of a Proper SCH Transfer, the transferor remains the holder of the Shares and the Shareholder of the Company in respect of the shares until the name of the transferee is entered in the Register.

In the case of a Proper SCH Transfer the Company must comply with those obligations imposed on it by the Listing Rules and the SCH Business Rules in connection with any transfer of shares.

8.2 CHESS Transfers

The Company must comply with all obligations imposed on the Company under the Corporations Act, the Listing Rules and the SCH Business Rules in respect of a Proper SCH Transfer or any other transfer of Shares.

Notwithstanding any other provision in this Constitution, the Company must not prevent, delay or interfere with the registration of a Proper SCH Transfer or any other transfer of Shares.

8.3 Participation in CHESS

The Directors may do anything they consider necessary or desirable and which is permitted under the Corporations Act, the Listing Rules and the SCH Business Rules to facilitate participation by the Company in any system established or recognised by the Corporations Act and the Listing Rules or the SCH Business Rules in respect of transfers of or dealings in marketable securities.

8.4 Registration Procedure

Where an instrument of transfer referred to in clause 8.1(b) is to be used by a Shareholder to transfer Shares, the following provisions apply:

(a) the instrument of transfer must be executed by or on behalf of both the transferor and the transferee unless it is a sufficient transfer of marketable securities within the meaning of the Corporations Act;

(b) the instrument of transfer shall be left at the Registered Office for registration accompanied by the certificate for the Shares to be transferred (if any) and such other evidence as the Directors may require to prove the title of the transferor and his right to transfer the shares;

(c) a fee shall not be charged on the registration of a transfer of Shares or other securities; and

(d) on registration of a transfer of Shares, the Company must cancel the old certificate (if any).

8.5 Power to Refuse to Register

The Directors may refuse to register any transfer of Shares (other than a Proper SCH Transfer) where:

(a) the Listing Rules permit the Company to do so;

(b) the Listing Rules require the Company to do so; or

(c) the transfer is a transfer of Restricted Securities which is or might be in breach of the Listing Rules or any escrow agreement entered into by the Company in relation to such Restricted Securities pursuant to the Listing Rules.

Where the Directors refuse to register a transfer in accordance with this clause, they shall send notice of the refusal and the precise reasons for the refusal to the transferee and the lodging broker (if any) in accordance with the Listing Rules.

8.6 **Non-interference with Registration**

Notwithstanding any other provision contained in this Constitution, the Company may not prevent or interfere with the registration of a transfer of Shares in a manner which is contrary to the provisions of any of the Listing Rules or the SCH Business Rules.

8.7 **Closure of Register**

Subject to the Listing Rules and the SCH Business Rules, the Register of Shareholders may be closed during such time as the Directors may determine, not exceeding 30 days in each calendar year or any one period of more than 5 consecutive Business Days.

8.8 **Retention of Transfers by Company**

All instruments of transfer which are registered will be retained by the Company, but any instrument of transfer which the Directors decline or refuse to register (except in the case of fraud) shall on demand be returned to the transferee.

8.9 **Powers of Attorney**

Any power of attorney granted by a Shareholder empowering the donee to transfer Shares which may be lodged, produced or exhibited to the Company or any Officer of the Company will be taken and deemed to continue and remain in full force and effect, as between the Company and the grantor of that power, and the power of attorney may be acted on, until express notice in writing that it has been revoked or notice of the death of the grantor has been given and lodged at the Office or at the place where the Register of Shareholders is kept.

8.10 **Other Securities**

The provisions of this clause 8 shall apply, with necessary alterations, to any other Listed Securities for the time being issued by the Company.

8.11 **Branch Register**

The Company may cause a Register of Shareholders to be kept in any place (including without limitation, a branch register) and the Directors may from time to time make such provisions as they (subject to the Corporations Act, the Listing Rules and the SCH Business Rules) may think fit with respect to the keeping of any such Register.

8.12 **Compliance with SCH Business Rules**

The Company shall comply with the SCH Business Rules and the Listing Rules in relation to all matters covered by those rules.

8.13 **Issuer Sponsored Subregister**

The Company may establish and maintain an issuer sponsored subregister in compliance with any relevant provisions of the Corporations Act, the Listing Rules or the SCH Business Rules.

8.14 **Transferor Holds Shares until Registration of Transfer**

A transferor of Shares remains the registered holder of the Shares transferred until a Proper SCH Transfer has taken effect in accordance with the SCH Business Rules or the transfer is registered in the name of the transferee and is entered in the Register of Shareholders in respect of them, whichever is the earlier.

9. **TRANSMISSION OF SHARES**

9.1 **Death of Shareholder Leaving a Will**

On the death of a Shareholder who leaves a will appointing an executor, the executor shall be entitled as from the date of death, and on behalf of the deceased Shareholder's estate, to the same dividends and other advantages and to the same rights whether in relation to meetings of the Company, or voting or otherwise, as the Shareholder would have been entitled to if he or she had not died, whether or not probate of the will has been granted. Nevertheless, if probate of the will is granted to a person or persons other than the executor first referred to in this clause 9, his or her executor's rights shall cease, and these rights shall only be exercisable by the person or persons to whom probate is granted as provided in clauses 9.2 and 9.3.

9.2 **Death or Bankruptcy of Shareholder**

Subject to clause 9.1, where the registered holder of a Share dies or becomes bankrupt, his or her personal representative or the trustee of his or her estate, as the case may be, shall be entitled upon the production of such information as is properly required by the Directors, to the same dividends and other advantages, and to the same rights (whether in relation to meetings of the Company, or to voting or otherwise), as the registered holder would have been entitled to if he or she had not died or become bankrupt.

9.3 **Registration by Transmission or to Beneficiary**

A person becoming entitled to a Share in consequence of the death or, subject to the Bankruptcy Act 1966, the bankruptcy of a Shareholder may, upon information being produced that is properly required by the Directors, elect by written notice to the Company either to be registered himself or herself as holder of the Share or to have some other person nominated by the person registered as the transferee of the Share. If this person elects to have another person registered, he or she shall execute a transfer of the Share to that other person.

9.4 **Limitations to Apply**

All the limitations, restrictions and provisions of this Constitution relating to the right to transfer Shares and the registration of a transfer of Shares are applicable to any notice or transfer as if the death or bankruptcy of the Shareholder had not occurred and the notice or transfer were a transfer signed by that Shareholder.

9.5 **Death of a Joint Holder**

In the case of the death of a Shareholder who was a joint holder, the survivor or survivors shall be the only persons recognised by the Company as having any title to the deceased's interest in the Shares, but this clause 9.5 does not release the estate of a deceased joint holder from any liability in respect of a Share that had been jointly held by this person with one or more other persons.

9.6 **Joint Personal Representatives**

Where two or more persons are jointly entitled to any Share in consequence of the death of the registered holder, they shall, for the purpose of this Constitution, be deemed to be joint holders of the Share.

9.7 **Proper SCH Transfer**

In the case of a Proper SCH Transfer the provisions of this clause 9 are subject to any obligation imposed on the Company or the person entitled to the relevant Shares on the death or bankruptcy of a member by the Listing Rules, the SCH Business Rules or any law.

9.8 **Joint Holders**

If more than three persons are registered as holders of Shares in the Company in the Register of Shareholders (or a request is made to register more than three persons), then only the first three persons will be regarded as holders of Shares in the Company and all other names will be disregarded by the Company for all purposes.

10. CHANGES TO CAPITAL STRUCTURE

10.1 **Alterations to Capital**

Subject to the Listing Rules, the Company may, by ordinary resolution:

(a) issue new Shares of such amount specified in the resolution;

(b) consolidate and divide all or any of its Shares into Shares of larger amount than its existing Shares;

(c) subject to the Listing Rules, sub-divide all or any of its Shares into Shares of smaller amount, but so that in the sub-division the proportion between the amount paid and the amount (if any) unpaid on each such Share of a smaller amount remains the same; and

(d) cancel Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person or have been forfeited and, subject to the Corporations Act, reduce the amount of its share capital by the amount of the Shares so cancelled.

10.2 Reduction of Capital

Subject to the Corporations Act and the Listing Rules, the Company may reduce its share capital in any way including, but not limited to, distributing to shareholders securities of any other body corporate and for the shareholders to be bound by the constitution of that body corporate.

10.3 Buy-Backs

(a) In this clause "Buy-Back Provisions" means the provisions of Part 2J.1 Division 2 of the Corporations Act.

(b) The Company may, subject to the Corporations Act and the Listing Rules and in accordance with the Buy-Back Provisions, purchase its own Shares on such terms and at such times as may be determined by the Directors from time to time.

(c) The Company may give financial assistance to any person or entity for the purchase of its own Shares in accordance with the Buy-Back Provisions on such terms and at such times as may be determined by the Directors from time to time.

11. GENERAL MEETINGS

11.1 Convening of General Meetings of Shareholders

Any Director may, whenever he or she thinks fit, convene a general meeting of Shareholders, and a general meeting shall also be convened on requisition as is provided for by the Corporations Act, or in default, may be convened by such requisitions as empowered to do so by the Corporations Act. If there are no Directors for the time being, a Secretary may convene a general meeting of Shareholders for the purpose of enabling the election of Directors but for no other purpose.

11.2 Notice

A notice of a general meeting shall be given in accordance with the requirements of the Corporations Act, clause 26 and the Listing Rules, and:

(a) must specify the place, the day and the time of the meeting;

(b) must state the general nature of the business to be transacted at the meeting;

(c) must specify a place and fax number for the purposes of receipt of proxy appointments; and

(d) may specify an electronic address for the purposes of receipt of proxy appointments,

and shall include any other information required to be included in the notice by the Listing Rules. The non-receipt of a notice of a general meeting by a Shareholder or the accidental omission to give this notice to a Shareholder shall not invalidate any resolution passed at the meeting.

11.3 Notice to Home Branch

(a) The Company shall notify the Home Branch of any meeting at which Directors are to be elected at least 5 Business Days before the closing day for receipt of nominations for Directors, and in any other case (other than a meeting to pass a special resolution) at least 10 Business Days before the meeting is held, and in the case of a meeting convened to pass a special resolution, at least 15 Business Days before the meeting is held. All notices convening meetings shall specify the place, date and hour of the meeting, and shall set out all resolutions to be put to the meeting.

(b) The Company shall notify the Home Branch as soon as is practicable after any general meeting in the case of special business as to whether or not the resolutions were carried and in the case of ordinary business as to which of those resolutions were not carried or were amended or were withdrawn.

11.4 Annual General Meeting

An annual general meeting shall be held in accordance with the requirements of the Corporations Act.

12. PROCEEDINGS AT GENERAL MEETINGS

12.1 Quorum

No business shall be transacted at any general meeting unless a quorum is present comprising 2 Shareholders present in person, by proxy, attorney or Representative. For the purpose of determining whether a quorum is present, a person attending as a proxy, attorney or Representative, shall be deemed to be the Shareholder present in person. If a quorum is not present within 15 minutes after the time appointed for a general meeting, the meeting, if convened upon a requisition shall be dissolved, but in any other case, it shall stand adjourned to a date and place to be fixed by the Directors. If at such adjourned meeting a quorum is not present, the Shareholders present in person, by proxy, attorney or Representative shall constitute a quorum.

12.2 Persons Entitled to Attend a General Meeting

The persons entitled to attend a general meeting shall be:

(a) Shareholders, in person, by proxy, attorney or Representative;

(b) Directors;

(c) the Company's auditor; and

(d) any other person or persons as the chairman may approve.

12.3 **Chairman**

The person elected as the chairman of the Directors' meeting under clause 15.8 shall, if willing, preside as chairman at every general meeting. Where a general meeting is held and a chairman has not been elected under clause 15.8 or the chairman or, in his absence, the vice-chairman is not present within 15 minutes after the time appointed for holding of the meeting or is unwilling to act, the Shareholders present shall elect one of their number to be the acting chairman of the meeting.

12.4 **Casting Vote**

In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

12.5 **Adjournment**

The chairman may, with the consent of the meeting, and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted on the resumption of any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

12.6 **Notice of Resumption of Adjourned Meeting**

When a meeting is adjourned for 30 days or more, notice of the resumption of the adjourned meeting shall be given in the same manner as for the original meeting, but otherwise, it is not necessary to give any notice of any adjournment or of the business to be transacted on the resumption of the adjourned meeting.

12.7 **Voting Rights**

Subject to any rights or restrictions for the time being attached to any class or classes of Shares, at meetings of Shareholders or classes of Shareholders:

(a) each Shareholder entitled to vote may vote in person or by proxy, attorney or Representative;

(b) on a show of hands, every person present who is a Shareholder or a proxy, attorney or Representative of a Shareholder has one vote; and

(c) on a poll, every person present who is a Shareholder or a proxy, attorney or Representative of a Shareholder shall, in respect of each fully paid Share held by him, or in respect of which he is appointed a proxy, attorney or Representative, have one vote for the Share, but in respect of partly paid Shares, shall have such number of votes being equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable in respect of those Shares (excluding amounts credited).

12.8 Voting - Show of Hands

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is demanded in accordance with clause 12.10.

12.9 Results of Voting

Unless a poll is so demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of general meetings of the Company, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

12.10 Poll

A poll may be demanded before or immediately upon the declaration of the result of the show of hands by:

(a) the chairman of the general meeting;

(b) at least 2 Shareholders present in person or by proxy, attorney or Representative;

(c) any one or more Shareholders holding not less than 5% of the total voting rights of all Shareholders having the right to vote on the resolution; or

(d) any one or more Shareholders holding Shares in the Company conferring a right to vote at the meeting, being Shares on which an aggregate sum has been paid up equal to at least 10% of the total sum paid up on all the Shares conferring a right to vote at the meeting.

12.11 Manner of Taking Poll

If a poll is duly demanded, it shall be taken in such manner and either at once or after an interval or adjournment or otherwise as the chairman directs, and the result of the poll shall be the resolution of the meeting at which the poll was demanded. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith.

12.12 Meeting May Continue

A demand for a poll shall not prevent the continuation of the meeting for the transaction of other business.

12.13 Voting by Joint Holders

In the case of joint holders of Shares, the vote of the senior who tenders a vote, whether in person or by proxy, attorney or Representative, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the Register of Shareholders.

12.14 **Shareholder under Disability**

If a Shareholder is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental health, his committee or trustee or any other person that properly has the management of his estate may exercise any rights of the Shareholder in relation to a general meeting as if the committee, trustee or other person were the Shareholder.

12.15 **Payment of Calls**

A Shareholder is not entitled to any vote at a general meeting unless all calls presently payable by him in respect of Shares have been paid. Nothing in this clause prevents such a Shareholder from voting at a general meeting in relation to any other Shares held by that Shareholder provided all calls and other sums payable by him have been paid on those other Shares.

12.16 **Objection to Voting**

An objection may be raised to the qualification of a voter only at the meeting or adjourned meeting at which the vote objected to is given or tendered. This objection shall be referred to the chairman of the meeting, whose decision shall be final. A vote not disallowed pursuant to such an objection is valid for all purposes.

12.17 **Proxies**

An instrument appointing a proxy:

(a) shall be in writing under the hand of the appointor or of his attorney, or, if the appointor is a corporation, executed in accordance with the Corporations Act;

(b) shall specify the manner in which the proxy is to vote in respect of a particular resolution and, where an instrument of proxy so provides, the proxy is not entitled to vote on the resolution except as specified in the instrument;

(c) shall be deemed to confer authority to demand or join in demanding a poll;

(d) shall be in such form as the Directors determine and which complies with Division 6 of Part 2G.2 of the Corporations Act;

(e) shall not be valid unless the original instrument and the power of attorney or other authority (if any) under which the instrument is signed, or a copy or facsimile which appears on its face to be an authentic copy of that proxy, power or authority, is or are deposited or sent by facsimile transmission to the Registered Office, or at such other place (being the place or being in the reasonable proximity of the place at which the meeting is to be held) as is specified for that purpose in the notice convening the meeting, duly stamped where necessary, by the time (being not less than 48 hours) prior to the commencement of the meeting (or the resumption of the meeting if the meeting is adjourned and notice is given in accordance with clause 12.6) as shall be specified in the notice convening the meeting (or the notice under clause 12.6, as the case may be); and

(f) shall comply with the Listing Rules.

12.18 Proxy Votes

A vote given in accordance with the terms of an instrument of proxy is valid notwithstanding the previous death or unsoundness of mind of the principal, the revocation of the instrument (or the authority under which the instrument was executed) or the transfer of the Share in respect of which the instrument or power is given, if no intimation in writing of the death, unsoundness of mind, revocation or transfer has been received by the Company at the Registered Office before the commencement of the meeting or adjourned meeting at which the instrument is used or the power is exercised.

12.19 Representatives of Corporate Shareholders

A body corporate (**the appointor**) that is a Shareholder may authorise, in accordance with Section 250D of the Corporations Act, by resolution of its Directors or other governing body, such person or persons as it may determine to act as its Representative at any general meeting of the Company or of any class of Shareholders. A person so authorised shall be entitled to exercise all the rights and privileges of the appointor as a Shareholder. When a Representative is present at a general meeting of the Company, the appointor shall be deemed to be personally present at the meeting unless the Representative is otherwise entitled to be present at the meeting.

13. THE DIRECTORS

13.1 Number of Directors

The Company shall at all times have at least 3 Directors. The number of Directors shall not exceed 9. The Company may, by ordinary resolution, increase or reduce the number of Directors and may also determine in what rotation the increased or reduced number is to go out of office.

13.2 Rotation of Directors

Subject to clause 17.4, at the Company's first annual general meeting after incorporation, all the Directors shall retire from office, and at the annual general meeting in every subsequent year, one-third of the Directors for the time being, or, if their number is not a multiple of 3, then the number nearest one-third (rounded upwards in case of doubt), shall retire from office, provided always that no Director except a Managing Director shall hold office for a period in excess of 3 years, or until the third annual general meeting following his or her appointment, whichever is the longer, without submitting himself for re-election. The Directors to retire at an annual general meeting other than the first annual general meeting are those who have been longest in office since their last election, but, as between persons who became Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by drawing lots. A retiring Director is eligible for re-election. An election of Directors shall take place each year.

13.3 Election of Directors

No person other than a Director seeking re-election shall be eligible for election to the office of Director at any general meeting unless the person or some Shareholder intending to propose his or her nomination has, at least 15 Business Days before the meeting, left at the Registered Office a notice in writing duly signed by the nominee giving his or her consent to the nomination and signifying his or her candidature for the office or the intention of the Shareholder to propose the person. Notice of every candidature for election as a Director shall be given to each Shareholder with or as part of the notice of the meeting at which the election is to take place. The Company shall observe the requirements of Section 225 of the Corporations Act with respect to the election of Directors. If the number of nominations exceeds the vacancies available having regard to clause 13.1, the order in which the candidates shall be put up for election shall be determined by the drawing of lots supervised by the Directors and once sufficient candidates have been elected to fill up the vacancies available, the remaining candidates shall be deemed defeated without the need for votes to be taken on their election.

13.4 Additional Directors

The Directors may at any time appoint a person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, but so that the total number of Directors does not at any time exceed the maximum number specified by this Constitution. Any Director so appointed holds office only until the next following general meeting and is then eligible for re-election but shall not be taken into account in determining the Directors who are to retire by rotation (if any) at that meeting.

13.5 Removal of Director

The Company may by resolution remove any Director before the expiration of his period of office, and may by resolution appoint another person in his place. The person so appointed is subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director.

13.6 Vacation of Office

The office of Director shall automatically become vacant if the Director:

(a) ceases to be a Director by virtue of Section 203D or any other provision of the Corporations Act;

(b) becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c) becomes prohibited from being a Director by reason of any order made under the Corporations Act;

(d) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(e) resigns his or her office by notice in writing to the Company;

(f) is removed from office under clause 13.5; or

(g) is absent for more than 6 months, without permission of the Directors, from meetings of the Directors held during that period.

13.7 Remuneration

The Directors shall be paid out of the funds of the Company, by way of remuneration for their services as Directors, such sum not exceeding such fixed sum per annum as may from time to time be determined by the Shareholders in general meetings, to be divided between the Directors as the Directors shall determine and, in default of agreement between them, then in equal shares. No non-executive Director shall be paid as part or whole of his remuneration a commission on or a percentage of profits or a commission on a percentage of operating revenue, and no executive Director shall be paid as whole or part of his remuneration a commission on or percentage of operating revenue. The remuneration of a Director shall be deemed to accrue from day to day. Any increase in the remuneration of Directors shall be in accordance with the Corporations Act and the Listing Rules.

13.8 Expenses

The Directors shall be entitled to be paid reasonable travelling, hotel and other expenses incurred by them respectively in or about the performance of their duties as Directors. If any of the Directors being willing are called upon to perform extra services or make any special exertions on behalf of the Company or its business, the Directors may remunerate this Director in accordance with such services or exertions, and this remuneration may be either in addition to or in substitution for his or her share in the remuneration provided for by clause 13.7.

13.9 No Share Qualification

A Director is not required to hold any Shares.

14. POWERS AND DUTIES OF DIRECTORS

14.1 Management of the Company

Subject to the Corporations Act and the Listing Rules and to any other provision of this Constitution, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in promoting and forming the Company, and may exercise all such powers of the Company as are not, by the Corporations Act or the Listing Rules or by this Constitution, required to be exercised by the Company in general meeting.

14.2 Borrowings

Without limiting the generality of clause 14.1, the Directors may at any time:-

(a) exercise all powers of the Company to borrow money, to charge any property or business of the Company or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person;

(b) sell or otherwise dispose of the whole or any part of the assets, undertakings and other properties of the Company or any that may be acquired on such terms and conditions as they may deem advisable, but

(i) the Company shall comply with the Listing Rules;

(ii) any sale or disposition of the Company's main undertaking shall only be made subject to the approval of the sale or disposal by the Company in general meeting, and

(iii) on the sale or disposition of the Company's main undertaking or on the liquidation of the Company, no commission or fee shall be paid to any Director or Directors or to any liquidator of the Company unless it shall have been ratified by the Company in general meeting, with prior notification of the amount of such proposed payments having been given to all Shareholders at least 7 days prior to the meeting at which any such payment is to be considered; and

(c) take any action necessary or desirable to enable the Company to comply with the Listing Rules.

14.3 Attorneys

The Directors may, by power of attorney, appoint any person or persons to be the attorney or attorneys of the Company for the purposes, with the powers, authorities and discretions (being powers, authorities and discretions vested in or exercisable by the Directors), for the period and subject to the conditions as they think fit. This power of attorney may contain provisions for the protection and convenience of persons dealing with the attorney as the Directors may determine and may also authorise the attorney to delegate all or any of the powers, authorities and discretions vested in the person.

14.4 Cheques, etc.

All cheques, promissory notes, bankers drafts, bills of exchange and other negotiable instruments, and all receipts for money paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by any two Directors or in any other manner as the Directors determine.

14.5 Retirement Benefits for Directors

The Directors may at any time, subject to the Listing Rules, adopt any scheme or plan which they consider to be in the interests of the Company and which is designed to provide retiring or superannuation benefits for both present and future non-executive Directors, and they may from time to time vary this scheme or plan. Any scheme or plan may be effected by agreements entered into by the Company with individual Directors, or by the establishment of a separate trust or fund, or in any other manner the Directors consider proper. The Directors may attach any terms and conditions to any entitlement under any such scheme or plan that they think fit, including, without limitation, a minimum period of service by a Director before the accrual of any entitlement and the acceptance by the Directors of a prescribed retiring age. No scheme or plan shall operate to confer upon any Director or on any of the dependants of any

Director any benefits exceeding those contemplated in Section 200F of the Corporations Act or the Listing Rules, except with the approval of the Company in general meeting.

14.6 Securities to Directors or Shareholders

If a Director acting solely in the capacity of Director of the Company shall become personally liable for the payment of any sum primarily due by the Company, the Directors may create any mortgage, charge or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the persons or person so becoming liable from any loss in respect of such liability.

15. PROCEEDINGS OF DIRECTORS

15.1 Convening a Meeting

A Director may at any time, and a Secretary shall, whenever requested to do so by one or more Directors, convene a meeting of the Directors, but not less than 24 hours' notice of every such meeting shall be given to each Director either by personal telephone contact or in writing by the convenor of the meeting. The Directors may by unanimous resolution agree to shorter notice.

15.2 Procedure at Meetings

The Directors may meet together for the despatch of business and adjourn and, subject to this clause 15, otherwise regulate the meetings as they think fit.

15.3 Quorum

No business shall be transacted at any meeting of Directors unless a quorum is present, comprising 2 Directors present in person, or by instantaneous communication device, notwithstanding that less than 2 Directors may be permitted to vote on any particular resolution or resolutions at that meeting for any reason whatsoever.

15.4 Majority Decisions

Questions arising at any meeting of Directors shall be decided by a majority of votes. A resolution passed by a majority of Directors shall for all purposes be deemed a determination of "the Directors".

15.5 Casting Votes

In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote, but the chairman shall have no casting vote where only 2 Directors are competent to vote on the question.

15.6 Alternate Directors

A Director may appoint any person to be an alternate Director in his or her place during any period as he or she thinks fit, and the following provisions shall apply with respect to any alternate Director:

(a) he or she is entitled to notice of meetings of the Directors and, if his or her appointor Director is not present at such a meeting, he or she is entitled to attend and vote in the place of the absent Director;

(b) he or she may exercise any powers that his or her appointor Director may exercise, and the exercise of any such power by the alternate Director shall be deemed to be the exercise of the power by his or her appointor Director;

(c) he or she is not required to hold any Shares;

(d) his or her appointment may be terminated at any time by his or her appointor Director notwithstanding that the period of the appointment of the alternate Director has not expired, and the appointment shall terminate in any event if his or her appointor Director vacates office as a Director; and

(e) the appointment, or the termination of an appointment, of an alternate Director shall be effected by a written notice signed by the Director who made the appointment given to the Company.

15.7 Continuing Directors May Act

In the event of a vacancy or vacancies in the office of a Director, the remaining Directors may act but, if the number of remaining Directors is not sufficient to constitute a quorum at a meeting of Directors, they may act only for the purposes of increasing the number of Directors to a number sufficient to constitute such a quorum, or in order to convene a general meeting of the Company.

15.8 Chairman

The Directors shall elect from their number a chairman of their meetings and may determine the period for which he or she is to hold office. Where a Directors' meeting is held and a chairman has not been elected or the chairman is unwilling to act, the Directors present shall elect one of their number to be the acting chairman of the meeting.

15.9 Committees

The Directors may delegate any of their powers to a committee or committees consisting of such of their number as they think fit. A committee to which any powers have been so delegated shall exercise the powers delegated in accordance with any directions of the Directors, and a power so exercised shall be deemed to have been exercised by the Directors. The members of such a committee may elect one of their number as chairman of their meetings. Questions arising at a meeting of a committee shall be determined by a majority of votes of the members present and voting. In the case of an equality of votes, the chairman shall have a casting vote.

15.10 Written Resolutions

A resolution in writing signed by all the Directors for the time being (or their respective alternate Directors), except those Directors (or their alternates) who expressly indicate their abstention in writing to the Company and those who would not be permitted, by virtue of Section 195 of the Corporations Act to vote, shall be as valid and effectual as if it had been passed at a meeting of the Directors duly convened and held. This resolution may consist of several documents in like form, each signed by one or more Directors. A telex, telegram, facsimile transmission or other document produced by mechanical means and bearing the signature of the Director, printed mechanically and with his authority, shall be deemed to be a document in writing signed by the Directors.

15.11 Defective Appointment

All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director are, notwithstanding that it is afterwards discovered that there was some defect in the appointment of a person to be, or to act as, a Director, or that a person so appointed was disqualified, as valid as if the person had been duly appointed and was qualified to be a Director or to be a member of the committee.

15.12 Directors May Hold Other Offices

A Director may hold any other office or place of profit in or in relation to the Company (except that of auditor) in conjunction with his or her office of Director and on any terms as to remuneration or otherwise that the Directors shall approve.

15.13 Directors May Hold Shares, etc.

A Director may be or become a shareholder in or director of or hold any other office or place of profit in or in relation to any other company promoted by the Company or in which the Company may be interested, whether as a vendor, shareholder or otherwise.

15.14 Directors Not Accountable for Benefits

No Director shall be accountable for any benefits received as the holder of any other office or place of profit in or in relation to the Company or any other company referred to in clause 15.13 or as a shareholder in or director of any such company.

15.15 Disclosure of Interests

No Director shall be disqualified by his office from contracting with the Company whether as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested be avoided or prejudiced on that account, nor shall any Director be liable to account to the Company for any profit arising from any such contract or agreement by reason only of such Director holding that office or of the fiduciary relationship thereby established, but a Director who has a material interest in a matter that is being considered at a meeting of the Directors must not vote on the matter (or in relation to a proposed resolution under Section 195(2) of the Corporations Act in relation to the matter) and must not be present while the matter (or a proposed resolution of that kind) is being considered at the meeting, except where the material interest is an interest that the Director has as a Shareholder of the Company and in common with the other Shareholders of the Company or where a resolution has been passed in accordance with Section 195(2) of the Corporations Act, in which cases the Director may be present but may not vote. Nothing in this Constitution shall be read or construed so as to place on a Director any restrictions other than those required by Section 195 of the Corporations Act or the Listing Rules.

15.16 **Related Body Corporate Contracts**

A Director shall not be deemed to be interested or to have been at any time interested in any contract or arrangement by reason only that in a case where the contract or arrangement has been or will be made with, for the benefit of, or on behalf of a Related Body Corporate, he or she is a shareholder in that Related Body Corporate.

15.17 **Voting, Affixation of Seal**

A Director may in all respects act as a Director in relation to any contract or arrangement in which he or she is interested, including, without limiting the generality of the above, in relation to the use of the Company's common seal, but a Director may not vote in relation to any contract or proposed contract or arrangement in which the Director has directly or indirectly a material interest.

15.18 **Home Branch to be Advised**

The Directors shall advise the Home Branch without delay of any material contract involving Director's or Directors' interests. The advice shall include at least the following information:

(a) the names of the parties to the contract;

(b) the name or names of the Director or Directors who has or have any material interest in the contract;

(c) particulars of the contract; and

(d) particulars of the relevant Director's or Directors' interest or interests in that contract.

16. **MEETING BY INSTANTANEOUS COMMUNICATION DEVICE**

16.1 **Meetings to be Effectual**

A Director shall be entitled to attend a Directors' meeting by means of an instantaneous communication device rather than in person. In those circumstances, a Director shall still receive all materials and information to be made available for the purposes of the Directors' meeting.

For the purposes of this Constitution, the contemporaneous linking together by instantaneous communication device of a number of consenting Directors not less than the quorum, whether or not any one or more of the Directors is out of Australia, shall be deemed to constitute a Directors' meeting and all the provisions of this Constitution as to the Directors' meetings shall apply to such meetings held by instantaneous communication device so long as the following conditions are met:

(a) all the directors for the time being entitled to receive notice of the Directors' meeting (including any alternate for any Director) shall be entitled to notice of a meeting by instantaneous communication device for the purposes of such meeting. Notice of any such Directors' meeting shall be given on the instantaneous communication device or in any other manner permitted by the clause:

(b) each of the Directors taking part in the Directors' meeting by instantaneous communication device must be able to hear each of the other Directors taking part at the commencement of the Directors' meeting; and

(c) at the commencement of the Directors' meeting each Director must acknowledge his or her presence for the purpose of a Directors' meeting of the Company to all the other Directors taking part

A Directors' meeting held by instantaneous communication device shall be deemed to have been held at the Registered Office.

16.2 Procedure at Meetings

A Director may leave a Directors' meeting held under clause 16.1 by informing the Chairman of the Directors' meeting and then disconnecting his instantaneous communication device. Unless this procedure has been followed a Director shall be conclusively presumed to have been present and to have formed part of the quorum at all times during the Directors' meeting by instantaneous communication device.

16.3 Minutes

A minute of the proceedings at a meeting held under clause 16.1 shall be sufficient evidence of such proceedings and of the observance of all necessary formalities if certified as a correct minute by the chairman or the person taking the chair at the meeting under clause 16.1.

16.4 Definition

For the purposes of this Constitution, "instantaneous communication device" shall include telephone, television or any other audio or visual device which permits instantaneous communication.

17. MANAGING DIRECTOR

17.1 Appointment

The Directors may from time to time appoint one of their number to the office of managing director ("**Managing Director**") of the Company or to any other office, (except that of auditor), or employment under the Company, either for a fixed term or at will, but not for life and, subject to the terms of any agreement entered into in a particular case, may revoke any such appointment. A Director other than a Managing Director so appointed is in this Constitution referred to as an executive director ("**Executive Director**"). The appointment of a Managing Director or Executive Director so appointed automatically terminates if he ceases for any reason to be a Director.

17.2 Remuneration

Subject to clause 13.7, a Managing Director or Executive Director shall, subject to the terms of any agreement entered into in a particular case, receive remuneration (whether by way of salary, commission or participation in profits, or partly in one way and partly in another) as the Directors may determine.

17.3 Powers

The Directors may, upon such terms and conditions and with such restrictions as they think fit, confer upon a Managing Director or Executive Director any of the powers exercisable by them. Any powers so conferred may be concurrent with, or be to the exclusion of, the powers of the Directors. The Directors may at any time withdraw or vary any of the powers so conferred on a Managing Director.

17.4 Rotation

A Managing Director shall not retire by rotation in accordance with clause 13.2, but Executive Directors shall.

18. SECRETARY

A Secretary of the Company shall hold office on such terms and conditions, as to remuneration and otherwise, as the Directors determine.

19. SEALS

19.1 Common Seal

Subject to the Corporations Act, the Company may have a Seal. The Directors shall provide for the safe custody of the Seal. The Seal shall only be used by the authority of the Directors, or of a committee of the Directors authorised by the Directors to authorise the use of the Seal. Every document to which the Seal is affixed shall be signed by a Director and countersigned by another Director, (who may be an alternate Director) a Secretary or another person appointed by the Directors to countersign that document or a class of documents in which that document is included.

19.2 Share Seal

Subject to the Corporations Act, the Company may have a duplicate Seal, known as the Share Seal, which shall be a facsimile of the Seal with the addition on its face of the words "Share Seal", and the following provisions shall apply to its use:

(a) any certificate for Shares may be issued under the Share Seal and if so issued shall be deemed to be sealed with the Seal;

(b) subject to the following provisions of this clause 19.2, the signatures required by clause 19.1 on a document to which the Seal is affixed may be imposed by some mechanical means;

(c) subject to the following provisions of this clause 19.2, the Directors may determine the manner in which the Share Seal shall be affixed to any document and by whom a document to which the Share Seal is affixed shall be signed, and whether any signature so required on such a document must be actually written on the document or whether it may be imposed by some mechanical means;

(d) the only documents on which the Share Seal may be used shall be Share or stock unit certificates, debentures or certificates of debenture stock, secured or unsecured notes, option certificates and any certificates or other documents evidencing any Share Options or rights to take up any Shares in or debenture stock or debentures or notes of the Company; and

(e) signatures shall not be imposed by mechanical means nor (except when the requirements of clause 19.1 as to signatures are complied with) shall the Share Seal be used on any certificate or other document mentioned in clause 19.2(d) unless the certificate or other document has first been approved for sealing or signature (as the case may be) by the Board or other authorised person or persons.

20. ACCOUNTS, AUDIT AND RECORDS

20.1 Accounting records to be kept

The Directors shall cause proper accounting and other records to be kept by the Company and shall distribute copies of the Company's accounts and reports as required by the Corporations Act and the Listing Rules.

20.2 Audit

The Company shall comply with the requirements of the Corporations Act and the Listing Rules as to the audit of accounts, registers and records.

20.3 Inspection

The Directors shall determine whether and to what extent, and at what time and places and under what conditions, the accounting records and other documents of the Company or any of them will be open to the inspection of Shareholders other than Directors. A Shareholder other than a Director shall not be entitled to inspect any document of the Company except as provided by law or authorised by the Directors or by the Company in general meeting.

21. MINUTES

21.1 Minutes to be Kept

The Directors shall cause to be kept, in accordance with Section 1306 of the Corporations Act, minutes of:

(a) all proceedings of general meetings and Directors meetings; and

(b) all appointments of Officers and persons ceasing to be Officers.

21.2 Signature of Minutes

All minutes shall be signed by the chairman of the meeting at which the proceedings took place or by the chairman of the next succeeding meeting.

21.3 **Requirements of the Corporations Act**

The Company and the Officers shall comply with the requirements of Part 2G.3 of Chapter 2G of the Corporations Act.

22. **DIVIDENDS AND RESERVES**

22.1 **Dividends**

The Directors may from time to time declare a dividend to be paid to the Shareholders entitled to the dividend. Subject to clause 6.5 and subject to the rights of any preference Shareholders and to the rights of the holders of any shares created or raised under any special arrangement as to dividend, the dividend as declared shall be payable on all Shares according to the proportion that the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited) in respect of such Shares in accordance with Part 2H.5 of Chapter 2H of the Corporations Act.

22.2 **Interim Dividend**

The Directors may from time to time pay to the Shareholders any interim dividends that they may determine.

22.3 **Dividends only Payable from Profits**

No dividend shall be payable except out or profits. A determination by the Directors as to the profits of the Company shall be conclusive.

22.4 **No Interest**

No dividend shall carry interest as against the Company.

22.5 **Reserves**

The Directors may set aside out of the profits of the Company any amounts that they may determine as reserves, to be applied at the discretion of the Directors, for any purpose for which the profits of the Company may be properly applied.

22.6 **Alternative Method of Payment of Dividend**

When declaring any dividend and subject at all times to the Corporations Act and the Listing Rules, the Directors may:

(a) direct payment of the dividend to be made wholly or in part by the distribution of specific assets or documents of title (including, without limitation, paid-up Shares, debentures or debenture stock of this or any other company, gold, gold or mint certificates or receipts and like documents) or in any one of more of these ways, and where any difficulty arises with regard to the distribution the Directors may settle it as they think expedient and in particular may issue fractional certificates and may fix the value for distribution of specific assets or any part of them and may determine that cash payments shall be made to any Shareholders upon the basis of the value so fixed in order to adjust the rights of all parties and may vest any of these specific assets in trustees upon trusts for the persons entitled to the dividend as may seem expedient to the Directors; or

(b) direct that a dividend be payable to particular Shareholders wholly or partly out of any particular fund or reserve or out of profits derived from any particular source and to the remaining Shareholders wholly or partly or of any other particular fund or reserve or out of profits derived from any other particular source and may so direct notwithstanding that by so doing the dividend will form part of the assessable income for taxation purposes of some Shareholders and will not form part of the assessable income of others.

22.7 **Payment of Dividends**

All dividends shall be dispatched simultaneously to the Shareholders entitled to the dividend.

22.8 **Unclaimed Dividends**

Except as otherwise provided by statute, all dividends unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed.

23. CAPITALISATION OF PROFITS

23.1 **Capitalisation**

The Directors, subject to the Listing Rules, may from time to time determine to capitalise any amount, being the whole or a part of the amount for the time being standing to the credit of any reserve account or the profit and loss account or otherwise available for distribution to Shareholders, and that that amount be applied, in any of the ways mentioned in clause 23.2 for the benefit of Shareholders in the proportions to which those Shareholders would have been entitled in a distribution of that amount by way of dividend.

23.2 **Application of Capitalised Amounts**

The ways in which an amount may be applied for the benefit of Shareholders under clause 23.1 are:

(a) in paying up any amounts unpaid on Shares held by Shareholders;

(b) in paying up in full unissued Shares or debentures to be issued to Shareholders as fully paid; or

(c) partly as mentioned in paragraph (a) and partly as mentioned in paragraph (b).

23.3 **Procedures**

The Directors shall do all things necessary to give effect to the resolution referred to in clause 23.1 and, in particular, to the extent necessary to adjust the rights of the Shareholders among themselves, may:

(a) issue fractional certificates or make cash payments in cases where Shares or debentures could only be issued in fractions; and

(b) authorise any person to make, on behalf of all the Shareholders entitled to any further Shares or debentures upon the capitalisation, an agreement with the Company providing for the issue to them, credited as fully paid up, of any further Shares or debentures or for the payment up by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing Shares by the application of their respective proportions of the sum resolved to be capitalised, and any agreement made under an authority referred to in paragraph (b) is effective and binding on all the Shareholders concerned.

24. BONUS SHARE PLAN

24.1 Authorisation of Bonus Share Plan

Subject to the Listing Rules and the Corporations Act, the Company may, by ordinary resolution in general meeting, authorise the Directors to implement a Bonus Share Plan on such terms and conditions as are referred to in the resolution and which plan provides for any dividend which the Directors may declare from time to time under clause 22, less any amount which the Company shall either pursuant to this Constitution or any law be entitled or obliged to retain, not to be payable on Shares which are participating Shares in the Bonus Share Plan but for those Shares to carry instead an entitlement to receive an allotment of additional fully paid ordinary Shares to be issued as bonus Shares.

24.2 Amendment and Revocation

Any resolution passed by the Company in general meeting pursuant to clause 24.1 may, at any time, be amended or revoked by the Company by ordinary resolution in general meeting.

25. DIVIDEND REINVESTMENT PLAN

25.1 Authorisation of Dividend Reinvestment Plan

Subject to the Listing Rules and the Corporations Act, the Company may, by ordinary resolution in general meeting, authorise the Directors to implement a Dividend Reinvestment Plan on such terms and conditions as are referred to in the resolution and which plan provides for any dividend which the Directors may declare from time to time under clause 22 and payable on Shares which are participating Shares in the Dividend Reinvestment Plan, less any amount which the Company shall either pursuant to this Constitution or any law be entitled or obliged to retain, to be applied by the Company to the payment of the subscription price of ordinary fully paid Shares.

25.2 Amendment and Revocation

Any resolution passed by the Company in general meeting pursuant to clause 25.1 may, at any time, be amended or revoked by the Company by ordinary resolution in general meeting.

26. NOTICES

26.1 Service

A notice may be given by the Company to any Shareholder either by:

(a) serving it on him or her personally; or

(b) by sending it by post to the Shareholder at his or her address as shown in the Register of Shareholders or the address supplied by the Shareholder to the Company for the giving of notices to this person. Notices to Shareholders whose registered address is outside Australia shall be sent by airmail or, where applicable, by the means provided for by clause 26.7; or

(c) be sending it to the fax number or electronic address (if any) nominated by the member.

26.2 Deemed receipt of Notice

A notice will be deemed to be received by a Shareholder when:

(a) where a notice is served personally, service of the notice shall be deemed to be effected when hand delivered to the member in person;

(b) where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre-paying and posting a letter containing the notice, and to have been effected, in the case of a notice of a meeting, on the date after the date of its posting and, in any other case, at the time at which the letter would be delivered in the ordinary course of post;

(c) where a notice is sent by facsimile, service of the notice shall be deemed to be effected upon confirmation being received by the Company that all pages of the notice have been successfully transmitted to the member's facsimile machine at the facsimile number nominated by the member; and

(d) where a notice is sent to an electronic address by electronic means, service of the notice shall be deemed to be effected once sent by the Company to the electronic address nominated by the member (regardless of whether or not the notice is actually received by the member).

26.3 Notice to Joint Holders

A notice may be given by the Company to the joint holders of a Share by giving the notice to the joint holder first named in the Register of Shareholders in respect of the Share.

26.4 Notices to Personal Representatives and Others

A notice may be given by the Company to a person entitled to a Share in consequence of the death or bankruptcy of a Shareholder by serving it on him or her or by sending it to him or her by post addressed to the person by name or by the title or representative of the deceased or assignee of the bankrupt, or by any like description, at the address (if any) supplied for the purpose by the person or, if such an address has not been supplied, at the address to which the notice might have been sent if the death or bankruptcy has not occurred.

26.5 Persons Entitled to Notice

Notice of every general meeting shall be given to:

(a) every Shareholder;

(b) every person entitled to a Share in consequence of the death or bankruptcy of a Shareholder who, but for his death or bankruptcy, would be entitled to receive notice of the meeting;

(c) the auditor for the time being of the Company; and

(d) if the Company has issued and there are currently any Listed Securities, the Home Branch.

No other person is entitled to receive notices of general meetings.

26.6 Change of Address

The Company shall acknowledge receipt of all notifications of change of address by Shareholders.

26.7 Incorrect Address

Where the Company has bona fide reason to believe that a Shareholder is not known at his or her registered address, and the Company has subsequently made an enquiry in writing at that address as to the whereabouts of the Shareholder and this enquiry either elicits no response or a response indicating that the Shareholder or his present whereabouts are unknown, all future notices will be deemed to be given to the Shareholder if the notice is exhibited in the Registered Office (or, in the case of a member registered on a Branch Register, in a conspicuous place in the place where the Branch Register is kept) for a period of 48 hours (and shall be deemed to be duly served at the commencement of that period) unless and until the Shareholder informs the Company of a new address to which the Company may send him notices (which new address shall be deemed his registered address).

27. WINDING UP

27.1 Distribution in Kind

If the Company is wound up, the liquidator may, with the authority of a special resolution, divide among the Shareholders in kind the whole or any part of the property of the Company, and may for that purpose set a value as the liquidator considers fair upon any property to be so decided, and may determine how the division is to be carried out as between the Shareholders or different classes of Shareholders.

27.2 Trust for Shareholders

The liquidator may, with the authority of a special resolution, vest the whole or any part of any property in trustees upon such trusts for the benefit of the contributories as the liquidator thinks fit, but so that no Shareholder is compelled to accept any Shares or other securities in respect of which there is any liability.

27.3 Order for winding up

Where an order is made for the winding up of the Company or it is resolved by special resolution to wind up the Company, then on a distribution of assets to Shareholders, Shares classified by ASX as Restricted Securities at the time of the commencement of the winding up shall rank in priority after all other Shares.

28. INDEMNITIES AND INSURANCE

28.1 Liability to Third Parties

The Company:

(a) indemnifies and agrees to keep indemnified every director, principal executive officer or secretary of the Company;

(b) may, by deed, indemnify or agree to indemnify an officer (other than a director, principal executive officer or secretary) of the Company,

against a liability to another person, other than the Company or a related body corporate of the Company, PROVIDED THAT:

(c) the provisions of the Corporations Act (including, but not limited to, Chapter 2E) are complied with in relation to the giving of the indemnity; and

(d) the liability does not arise in respect of conduct involving a lack of good faith on the part of the officer.

28.2 Defending Proceedings

The Company:

(a) hereby indemnifies and agrees to keep indemnified every director, principal executive officer and secretary of the Company; and

(b) may, by deed, indemnify or agree to indemnify an officer of the Company (other than a director, principal executive officer or secretary);

out of the property of the Company in relation to the period during which that officer held his or her office against a liability for costs and expenses incurred by that officer in that capacity

(c) in defending proceedings, whether civil or criminal, in which:

(i) judgment is given in favour of that officer; or

(ii) that officer is acquitted; or

(d) in connection with an application in relation to any proceedings referred to in clause 28.2(c) in which relief is granted to that officer by the Court under the Corporations Act.

28.3 **Insurance**

The Company or a related body corporate of the Company may pay, or agree to pay, a premium under a contract insuring an officer in relation to the period during which that officer held that office, including in respect of a liability for costs and expenses incurred by a person in defending civil or criminal proceedings whether or not the officer has successfully defended himself or herself in these proceedings, provided that:

(a) the provisions of the Corporations Act (including, but not limited to, Chapter 2E) are complied with in relation to the payment of the premium; and

(b) the liability does not arise out of conduct involving a wilful breach of duty to the Company or a contravention of Sections 184(2) or (3) of the Corporations Act.

28.4 **Disclosure**

Subject to any exception provided for in the Corporations Act, full particulars of the Company's indemnities and insurance premiums in relation to the officers must be included each year in the Directors' Report.

28.5 **Definition**

For the purposes of this clause 28, "officer" means:

(a) a director, secretary or executive officer of the Company, whether past, present or future by whatever name called and whether or not validly appointed to occupy or duly authorised to act in such a position; and

(b) any person who by virtue of any applicable legislation or law is deemed to be a director or officer of the Company, including without limitation, the persons defined as an officer of a company by Section 9 of the Corporations Act.

Nothing in this clause 28 precludes the Company from indemnifying employees (other than officers) and consultants or sub-contractors where the Directors consider it is necessary or appropriate in the exercise of their powers to manage the Company.

29. OVERSEAS SHAREHOLDERS

Each Shareholder with a registered address outside Australia acknowledges that, with the approval of the Home Branch, the Company may, as contemplated by the Listing Rules, arrange for a nominee to dispose of any of its entitlement to participate in any issue of Shares or Share Options by the Company to Shareholders.

30. LOCAL MANAGEMENT

30.1 Local Management

The Directors may from time to time provide for the management and transaction of the affairs of the Company in any specified locality whether in or outside the State in such manner as it thinks fit and the provisions contained in clauses 30.2, 30.3 and 30.4 shall be without prejudice to the general powers conferred by this clause 30.1.

30.2 Local Boards or Agencies

The Directors may at any time and from time to time establish any local boards or agencies for managing any of the affairs of the Company in any specified locality and appoint any persons to be Shareholders of a local board or any managers or agents and may fix their remuneration. The Directors may from time to time and at any time delegate to any person so appointed any of the powers, authorities and discretions for the time being vested in the Directors other than the power of making calls and may authorise the Shareholders for the time being of any local board or any of them to fill up any vacancies on a local board and to act notwithstanding vacancies. This appointment or delegation may be made on the terms and subject to the conditions that the Directors think fit and the Directors may at any time remove any person so appointed and may annul or vary any or all of this delegation.

30.3 Appointment of Attorneys

The Directors may at any time and from time to time by power of attorney under the Company's seal appoint any person or persons to be the attorney or attorneys of the Company for purposes and with powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the clause) and for the period and subject to the conditions that the Directors may from time to time think fit. This appointment may (if the Directors think fit) be made in favour of the Shareholders or any of the Shareholders of any local board established under clause 30.2 or in favour of any company or of the Shareholders, directors, nominees or managers of any company or firm or in favour of any fluctuating body of persons whether or not nominated directly by the Directors. The power of attorney may contain any provisions for the protection or convenience of persons dealing with such attorney or attorneys that the Directors think fit.

30.4 **Authority of Attorneys**

Any such delegates or attorneys as appointed under this Constitution may be authorised by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in them.

31. DISCOVERY

Save as provided by the Corporations Act or the Listing Rules no Shareholder shall be entitled to require discovery of any information in respect of any details of the Company's trading or any matter which is or may be in the nature of a trade secret, mystery of trade or technical process which may relate to the business of the Company and which in the opinion of the Directors it would be expedient in the interests of the Shareholders of the Company to communicate.

32. SALE OF THE COMPANY'S MAIN UNDERTAKING

For so long only as any of the securities of the Company are Listed Securities then, notwithstanding anything to the contrary contained in this Constitution, any sale or disposal of the Company's main undertaking shall be conditional upon approval by an ordinary resolution of the Shareholders.

33. COMPLIANCE (OR INCONSISTENCY) WITH THE LISTING RULES

If the Company is admitted to the Official List of ASX, the following clauses apply:

(a) notwithstanding anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act shall not be done;

(b) nothing contained in this Constitution prevents an act being done that the Listing Rules require to be done;

(c) if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(d) if the Listing Rules require this Constitution to contain a provision and it does not contain such a provision, this Constitution is deemed to contain that provision;

(e) if the Listing Rules require this Constitution not to contain a provision and it contains such a provision, this Constitution is deemed not to contain that provision; and

(f) if any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is deemed not to contain that provision to the extent of inconsistency.

34. CONSISTENCY WITH CHAPTER 2E OF THE CORPORATIONS ACT

34.1 Requirements of Chapter 2E

Notwithstanding any other provision to the contrary contained in this Constitution:

(a) the Company shall not give a financial benefit to a related party except as permitted by Chapter 2E of the Corporations Act.

(b) all notices convening general meetings for the purposes of Section 208 of the Corporations Act shall comply with the requirements of Sections 217 to 227 of the Corporations Act;

(c) all meetings convened pursuant to Section 221 shall be held in accordance with the requirements of Section 225 of the Corporations Act; and

(d) no holder of Shares or person on their behalf shall be entitled to vote or vote on a proposed resolution under Part 2E.1 of the Corporations Act if that holder of Shares is a related party of the public company to whom the resolution would permit a financial benefit to be given or an associate of such a related party.

34.2 Definitions

For the purposes of this clause 34 the terms:

(a) "financial benefit" and "related party" shall have the meanings given or indicated by Part 2E.1 and Part 2E.2 of the Corporations Act"; and

(b) "associate" shall have the meaning given to it in Division 2 of Part 1.2 of the Corporations Act.

35. TRANSITIONAL

35.1 Provisions Relating to Official Quotation of Securities

Subject to clause 35.2 the provisions of this Constitution which relate to the official quotation of the Company's securities on ASX ("Official Quotation"), including but not limited to clause which refer to ASX, the Listing Rules, the SCH Business Rules, the Home Exchange, CHESS, Restricted Securities or Listed Securities shall not come into effect until such time as the Company is admitted to the official list of entities that ASX has admitted and not removed.

35.2 Severance

To the extent that any of the provisions of this Constitution referred to in clause 35.1 above can continue to have effect following severance of the matters relating to Official Quotation, then such provisions shall be valid and effectual, notwithstanding clause 35.1, as from the date of adoption of this Constitution by special resolution of the members of the Company.

SCHEDULE 1

(Clause 2.4)

PREFERENCE SHARES

1. In this schedule, unless the context otherwise requires:

Dividend Date means, in relation to a Preference Share, a date specified in the Issue Resolution on which a Dividend in respect of that Preference Share is payable.

Dividend Rate means, in relation to a Preference Share, the term specified in the Issue Resolution for the calculation of the amount of Dividend to be paid in respect of that Preference Share on any Dividend Date, which calculation may be wholly or partly established by reference to an algebraic formula.

Franked Dividend has the same meaning ascribed to it in Section 160APA of the Tax Act.

Issue Resolution means the resolution specified in clause 4 of this schedule.

Preference Share means a preference share issued under clause 2.4.

Redeemable Preference Share means a Preference Share which the Issue Resolution specified as being, or being at the option of the Company to be, liable to be redeemed.

Redemption Amount means, in relation to a Redeemable Preference Share, the amount specified to be paid on redemption of the Redeemable Preference Share.

Redemption Date means, in relation to a Redeemable Preference Share, the date specified in the Issue Resolution for the redemption of that Preference Share.

Tax Act means the Income Tax Assessment Act 1936.

2. Each Preference Share confers upon its holder:

(a) the right in a winding up to payment in cash of the capital (including any premium) then paid up on it, and any arrears of Dividend in respect of that Preference Share, in priority to any other class of Shares;

(b) the right in priority to any payment of Dividend to any other class of Shares to a cumulative preferential Dividend payable on each Dividend Date in relation to that Preference Share calculated in accordance with the Dividend Rate in relation to that Preference Share; and

(c) no right to participate beyond the extent elsewhere specified in clause 2 of this schedule in surplus assets or profits of the Company, whether in a winding up or otherwise.

16

3. Each Preference Share also confers upon its holder the same rights as the holders of ordinary Shares to receive notices, reports, audited accounts and balance sheets of the Company and to attend general meetings and confers upon its holder the right to vote at any general meeting of the Company in each of the following circumstances and in no others:

(a) during a period during which a dividend (or part of a dividend) in respect of the Preference Share is in arrears,

(b) on a proposal to reduce the Company's share capital;

(c) on a resolution to approve the terms of a buy-back agreement;

(d) on a proposal that affects rights attached to the Preference Share;

(e) on a proposal to wind up the Company;

(f) on a proposal for the disposal of the whole of the Company's property, business and undertaking; and

(g) during the winding up of the Company.

4. The Board may only allot a Preference Share where by resolution it specifies the Dividend Date, the Dividend Rate, and whether the Preference Share is or is not, or at the option of the Company is to be, liable to be redeemed, and, if the Preference Share is a Redeemable Preference Share, the Redemption Amount and Redemption Date for that Redeemable Preference Share and any other terms and conditions to apply to that Preference Share.

5. The Issue Resolution in establishing the Dividend Rate for a Preference Share may specify that the Dividend is to be one of:

(a) fixed;

(b) variable depending upon any variation of the respective values of any factors in an algebraic formula specified in the Issue Resolution; or

(c) variable depending upon such other factors as the Board may specify in the Issue Resolution,

and may also specify that the Dividend is to be a Franked Dividend or not a Franked Dividend.

6. Where the Issue Resolution specifies that the Dividend to be paid in respect of the Preference Share is to be a Franked Dividend the Issue Resolution may also specify,

(a) the extent to which such Dividend is to be franked (within the meaning of the Tax Act); and

(b) the consequences of any Dividend paid not being so franked, which may include a provision for an increase in the amount of the Dividend to such an extent or by reference to such factors as may be specified in the Issue Resolution.

7. Subject to the Corporations Act, the Company must redeem a Redeemable Preference Share on issue:

(a) on the specified date where the Company, at least 15 Business Days before that date, has given a notice to the holder of that Redeemable Preference Share stating that the Redeemable Preference Share will be so redeemed on the specified date; and

(b) in any event, on the Redemption Date,

but no Redeemable Preference Share may be redeemed and no notice of redemption may be given before the second anniversary of the date upon which that Redeemable Preference Share is issued.

8. The certificate issued by the Company in relation to any Preference Share must specify in relation to that Preference Share:

(a) the date of issue of the Preference Share;

(b) the Dividend Rate and Dividend Dates;

(c) whether the Preference Share is a Redeemable Preference Share and if it is:

(a) the Redemption Amount and Redemption Date; and

(ii) the conditions of redemption (if any);

(d) the conditions of participation (if any) in respect of the Preference Share set out in clause 3 of this schedule; and

(e) any other matter the Board determines.

9. On redemption of a Redeemable Preference Share, the Company, after the holder has surrendered to the Company the certificate in respect of that Redeemable Preference Share, must pay to the holder the Redemption Amount in cash, by cheque or in any other form that the holder agrees to in writing.

Annexure “B”

Charter of Audit, Risk and Compliance Committee

ALLIED GOLD LIMITED

AUDIT, COMPLIANCE AND RISK COMMITTEE CHARTER

1. INTRODUCTION

This charter governs the operations of the Audit, Compliance and Risk Committee (Committee) which is established as a standing committee of the Board in accordance with Allied’s constitution.

2. PURPOSE

2.1 Purpose

The purpose of the Committee is to provide assistance to the Board in its review of:

(a)	Allied’s financial reporting, internal control structure, risk management systems;

(b)	the internal and external audit functions; and

(c)	Allied’s compliance with legal and regulatory requirements in relation to the above.

2.2 Power

In discharging its role, the Committee may investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of Allied and may engage advisers as it determines necessary to carry out its duties.

3. DUTIES AND RESPONSIBILITIES

3.1 Understanding the business

The Committee must ensure it understands Allied’s structure, controls, and types of transactions in order to adequately assess the significant risks faced by the Company in the current environment.

3.2 Financial reporting

The primary responsibility of the Committee is to oversee the Company’s financial reporting process on behalf of the Board and report the results of its activities to the Board.

While the Committee has the responsibilities and powers set forth in this charter, it is not the duty of the Committee to plan or conduct audits.

The Board is responsible for Allied’s financial reports including the appropriateness of the accounting policies and principles that are used by Allied.

The external auditors are responsible for auditing Allied’s financial reports and for reviewing Allied’s unaudited interim financial reports.

The Committee has the responsibilities set out below.

3.3 Assessment of accounting, financial and internal controls

The Committee will discuss with management and the external auditors the adequacy and effectiveness of the accounting and financial controls, including Allied’s policies and procedures to assess, monitor, and manage business risk, and legal and ethical compliance programs.

Any opinion obtained from the internal or external auditors on Allied’s choice of accounting policies or methods should include an opinion on the appropriateness and not just the acceptability of that choice or method.

The Committee will meet separately with management and the external auditor to discuss issues and concerns, including, but not limited to, their assessments of the effectiveness of internal controls and the process for improvement. The Committee will provide sufficient opportunity each year for the external auditor to meet privately with the members of the Committee without management being present. The Committee will review with the external auditor any audit problems or difficulties and management’s response.

The Committee will receive regular reports from the external auditor on the critical policies and practices of the Company, and all alternative treatments of financial information (within generally accepted accounting principles) that have been discussed with management.

3.4 Appointment of external auditors

The Committee will be directly responsible for making recommendations to the Board on the appointment, reappointment or replacement (subject, if applicable, to member approval), remuneration, monitoring of the effectiveness, and independence of the external auditor, including the resolution of disagreements between management and the auditor regarding financial reporting.

The Committee will pre-approve all audit and non-audit services provided by the external auditor and will not engage the external auditor to perform any non-audit/assurance services that may impair or appear to impair the external auditor’s judgment or independence in respect of Allied. The Committee may delegate pre-approval authority to a member of the Committee. The decisions of any Committee member to whom pre-approval authority is delegated must be presented to the full Committee at its next scheduled meeting.

3.5 Assessment of the external audit

At least annually, the Committee will obtain and review a report by the external auditor describing (or meet, discuss and document the following with them):

(a)	the audit firm’s internal quality control procedures;

(b)
any material issues raised by the most recent internal quality control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the last 5 years, in respect to one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and

(c)	all relationships between the external auditor and Allied(to assess the auditor’s independence).

In addition, the Committee will set clear hiring policies for employees or former employees of the external auditor in order to prevent the impairment or perceived impairment of the external auditor’s judgment or independence in respect of Allied, consistent with the standards of auditor independence contained in the Corporations Act 2001 (Cth).

3.6 Independence of the external auditors

The Committee will review and assess the independence of the external auditor, including, but not limited to, any relationships with Allied or any other entity that may impair or appear to impair the external auditor’s judgment or independence in respect of Allied. The Committee will also advise the Board annually whether the Committee is satisfied the provision of non-audit services is compatible with external auditor independence standards, as required by the Corporations Act 2001 (Cth).

3.7 Scope of the external audit

The Committee will discuss with the external auditor the overall scope of the external audit, including identified risk areas and any additional agreed-upon procedures. In addition, the Committee will also review the external auditor’s compensation to ensure that an effective, comprehensive and complete audit can be conducted for the agreed compensation level.

The Committee will consider the financial reports and other information required by the ASX or AIM Listing Rules prior to the filing of these with ASX and AIM. Also, the Committee will discuss the results of the half-year review and any other matters required to be communicated to the Committee by the external auditor under generally accepted auditing standards. The Chair of the Committee may represent the entire Committee for the purposes of this review.

The Committee will consider all representation letters signed by management. Also, the Committee will discuss the results of the annual audit and any other matters required to be communicated to the Committee by the external auditors under generally accepted auditing standards.

The Committee will oversee the procedures for the receipt, retention, and treatment of complaints received by Allied regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of Allied of concerns regarding questionable accounting or auditing matters.

4. MEMBERSHIP

The members of the Committee will be members of, and appointed by, the Board and will comprise at least 3 non-executive directors that have diverse, complementary backgrounds, with 2 directors who are assessed to be independent. The Chairman of the Committee will be an independent non-executive director.

All Committee members will be financially literate, or become financially literate within a reasonable period of time of appointment. At least one member will have accounting and/or related financial management expertise as determined by the Board.

5. MEETINGS

The Committee will meet at least 4 times each year.

6. MINUTES

Minutes of meetings of the Committee will be kept by the Company secretary and, once those minutes have been approved by the Chairman of the Committee, will be distributed to all members of the Board for noting at the next Board meeting.

7. EVALUATION

The Committee will annually assess the performance of the Committee as a whole, as well as the effectiveness of this Committee charter.

Annexure “C”

Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act

CERTIFICATIONS

I, Mark Victor Caruso, certify that:

1.	I have reviewed this annual report on Form 20-F of Allied Gold Limited;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary  to  make  the  statements  made,  in  light  of  the  circumstances  under  which  such  statements  were  made,  not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.
The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company,  including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.
The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process,  summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: November 11, 2010

/s/ Mark V Caruso
Mark V Caruso
Executive Chairman

Annexure “D”

Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act

CERTIFICATIONS

I, Frank Terranova, certify that:

1.	I have reviewed this annual report on Form 20-F of Allied Gold Limited;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.
The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company,  including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.
The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: November 11, 2010

/s/ Frank Terranova
Frank Terranova
Chief Financial Officer

Annexure “E”

Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Allied Gold  Limited (the "Company") on Form 20-F for the fiscal year ended June 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Frank Terranova, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Mark V Caruso
Mark Caruso
November 11, 2010

A signed original of this written statement required by Section 906 has been provided to Allied Gold Limited and will be retained by Allied Gold Limited and furnished to the Securities and Exchange Commission or its staff upon request.

Annexure “F”

Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Allied Gold  Limited (the "Company") on Form 20-F for the fiscal year ended June 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Frank Terranova, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Frank Terranova
Frank Terranova
November 11, 2010

A signed original of this written statement required by Section 906 has been provided to Allied Gold Limited and will be retained by Allied Gold Limited and furnished to the Securities and Exchange Commission or its staff upon request.