Form 20-F
period 2011-06-30
ALLIED GOLD MINING Ltd
filed 2013-04-26
CIK 843296

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended June 30, 2011

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 033-51752

ALLIED GOLD MINING LIMITED

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

Level 10, 432 St Kilda Road

Melbourne, Victoria 3004, Australia

(Address of registrant’s registered office)

Garth Campbell-Cowan

Level 10, 432 St Kilda Road

Melbourne, Victoria 3004, Australia

Tel. +61 3 8660 1905, Fax. +61 3 8660 1999, e-mail: garth.campbell-cowan@stbarbara.com.au

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,198,537,554 Ordinary Shares as of June 30, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note—checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer  ☐                Accelerated Filer  ☒                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow    Item 17  ☒    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

In June 2011, the Allied Gold group completed a restructuring, the Restructuring, with Allied Gold Mining PLC, a company organized under the laws of England and Wales, becoming the parent holding company of Allied Gold Limited. As a result of the Restructuring, we changed our fiscal year end to December 31 from June 30. We are filing this annual report for the year ended June 30, 2011 in connection with our anticipated deregistration in compliance with Rule 12h-6 of the Exchange Act.

On September 7, 2012, St Barbara Limited, or St Barbara, a company organized under the laws of the Commonwealth of Australia, acquired Allied Gold Mining PLC pursuant to a scheme of arrangement, the Scheme of Arrangement, resulting in Allied Gold Mining PLC becoming a wholly-owned subsidiary of St Barbara Limited. Prior to and in order to facilitate the acquisition by St Barbara, shareholders of Allied Gold Mining PLC, acting by special resolution, approved a reduction in capital of Allied Gold Mining PLC on August 14, 2012. As a result, Allied Gold Mining PLC was re-registered on September 7, 2012 as Allied Gold Mining Limited and continues to do business under that name. References to “Allied Gold”, the “Group”, “we”, “our” and “us” in this annual report, as context dictates, are to (a) Allied Gold Mining Limited and its subsidiaries subsequent to the acquisition by St Barbara, (b) Allied Gold Mining PLC and its subsidiaries prior to the acquisition by St Barbara, but following the Restructuring, and (c) Allied Gold Limited and its subsidiaries prior to the Restructuring. References to the “Company” are to Allied Gold Limited, Allied Gold Mining PLC or Allied Gold Mining Limited, as context dictates.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements with respect to our financial condition, results of operations and business. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. The words “intend”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, or similar expressions, commonly identify such forward-looking statements.

Examples of forward-looking statements in this report include those regarding estimated ore reserves, anticipated production or construction dates, costs, outputs and productive lives of assets or similar factors. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors set forth in this document that are beyond our control. For example, future ore reserves will be based in part on market prices that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors include the ability to produce and transport products profitably, demand for our products, changes to the assumptions regarding the recoverable value of our tangible and intangible assets, the effect of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty.

In light of these risks, uncertainties and assumptions, actual results could be materially different from projected future results expressed or implied by these forward-looking statements which speak only as to the date of this report. Except as required by applicable regulations or by law, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events. We cannot guarantee that our forward-looking statements will not differ materially from actual results.

DEFINITIONS

“AIFRS”	means the Australian equivalents to International Financial Reporting Standards.

“ASX”	means the Australian Stock Exchange.

“ASG”	means Australian Solomons Gold Limited.

“AUD” or “A$”	means Australian dollar.

“BDO”	means BDO Audit (WA) Pty Ltd.

“Exchange Act”	means the U.S. Securities Exchange Act of 1934, as amended.

“GBP”	means the British pound sterling.

“Gold Ridge” or “Gold Ridge Project”	means the 100% owned gold mining operation which is located on Guadalcanal Island in the Solomon Islands.

“GRML”	means Gold Ridge Mining Limited.

“IFRS”	means the International Financial Reporting Standards.

“km2”	means square kilometers.

“LSE”	means the London Stock Exchange PLC.

“Main Market”	means the LSE’s main market for listed securities.

“Mt”	means million tonnes.

“Mtpa”	means million tonnes per annum.

“Official List”	means the premium listing segment of the LSE.

“Ordinary Shares”	means the ordinary shares of Allied Gold Mining PLC (or Allied Gold Mining Limited, as applicable).

“PNG”	means Papua New Guinea.

“SAG”	means semi-autogenous grinding.

“Securities Act”	means the U.S. Securities Act of 1933, as amended.

“SEC”	means the U.S. Securities and Exchange Commission.

“SIG”	means Solomons Island Government.

“Simberi” or “Simberi Project”	means the 100% owned gold mining operations located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern Papua New Guinea.

“TSX”	means the Toronto Stock Exchange.

“US$”	means U.S. dollars.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

On June 30, 2011, Allied Gold Limited successfully implemented the Restructuring, whereby Allied Gold Mining PLC, a company incorporated in England and Wales, became the parent holding company of Allied Gold Limited and its subsidiaries. Pursuant to the Restructuring, Allied Gold Limited’s shares and options on issue as of June 30, 2011 were exchanged on a six for one basis for Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the premium listing segment, the Official List, of the London Stock Exchange PLC, or LSE, and commenced trading on the LSE’s main market for listed securities, the Main Market, on June 30, 2011.

While this annual report on Form 20-F for the year ended June 30, 2011 is filed under the name of Allied Gold Mining Limited, the financial information presented relates to the predecessor entity, Allied Gold Limited. The consolidated financial statements are presented in Australian dollars and have been prepared in accordance with AIFRS. The consolidated financial statements and notes for Allied Gold Limited comply with IFRS, as adopted by the International Accounting Standards Board, or IASB.

The selected historical data presented below has been derived from the financial statements of Allied Gold Limited, which were audited by BDO.

The following table summarizes certain financial information and should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects.” We have not declared a dividend during each of the years ended June 30, 2007 through 2011, inclusive. There were significant fluctuations in revenues and net income (loss) between the years stated in the table below. For the reasons set forth herein, the information shown below may not be indicative of our future results of operations.

	Year Ended June 30, 2007 AUD	Year Ended June 30, 2008 AUD (restated)[1]	Year Ended June 30, 2009 AUD (restated)[1]	Year Ended June 30, 2010 AUD	Year ended June 30, 2011 AUD
Income statement data:
Revenues	—	23,393,798	77,467,668	67,555,369	84,391,962

Net profit /(loss) after tax	(1,880,611)	(12,224,827)	(7,071,651)	10,228,815	6,607,129

Net profit / (loss) per share (basic and diluted)- cents	(1.10)	(3.46)	(1.65)	1.31	0.61

	Year Ended June 30, 2007 AUD	Year Ended June 30, 2008 AUD (restated)[1]	Year Ended June 30, 2009 AUD (restated)[1]	Year Ended June 30, 2010 AUD	Year ended June 30, 2011 AUD
Balance sheet data
Total assets	113,583,799	155,281,480	196,533,484	431,658,286	598,158,477

Net assets	101,995,798	100,699,783	146,875,193	371,065,151	470,941,737

Shares on issue (value)	105,794,580	133,686,704	173,098,363	369,525,183	459,170,409

Shares on issue (number)	337,649,110	377,005,725	472,643,276	1,040,132,142	1,198,537,554

Dividends paid or declared	Nil	Nil	Nil	Nil	Nil

[1]

Previously disclosed financial information for the years ended June 30, 2008 and June 30, 2009 has been restated as a consequence of a change in accounting policy to comply with amendments to the International Financial Reporting Standards – refer to Item 8.A.2 for more information.

Exchange Rates

Solely for informational purposes, this Form 20-F contains translations of certain Australian dollar amounts into or from U.S. dollars at a specified rate. These translations should not be construed as a representation that the Australian dollar amounts represented in the U.S. dollar amounts indicated, could be converted into or from U.S. dollars at the rate indicated. The following table sets forth, for the financial periods indicated, certain information concerning the Noon Buying Rate for Australian dollars expressed in U.S. dollars per A$1.00 as follows:

Exchange Rates for Australian Dollar to U.S. Dollar for the Five Most Recent Financial Years

Period	High	Low	Period End	Average
12 months ended June 30, 2007	0.849	0.742	0.849	0.786
12 months ended June 30, 2008	0.963	0.791	0.959	0.897
12 months ended June 30, 2009	0.979	0.601	0.806	0.747
12 months ended June 30, 2010	0.937	0.775	0.848	0.882
12 months ended June 30, 2011	1.097	0.838	1.073	0.991

Exchange Rates for Australian Dollar to U.S. Dollar for the Previous Six Months

Period	High	Low	Period End	Average
January 1, 2011 to January 31, 2011	1.020	0.987	0.992	0.994
February 1, 2011 to February 28, 2011	1.018	0.998	1.016	1.009
March 1, 2011 to March 31, 2011	1.036	0.982	1.033	1.010
April 1, 2011 to April 30, 2011	1.094	1.035	1.090	1.055
May 1, 2011 to May 31, 2011	1.097	1.050	1.071	1.068
June 1, 2011 to June 30, 2011	1.074	1.044	1.073	0.991

Latest Practicable Date

As of June 29, 2011, the Australian dollar expressed in U.S. dollars per A$1.00 was US$1.0673.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Proceeds

Not applicable.

D.	Risk Factors

An investment in Allied Gold and the Ordinary Shares is subject to risks and uncertainties. The occurrence of any one or more of these risks or uncertainties could have a material adverse effect on the value of any investment in Allied Gold and the business, prospects, financial position, financial condition or operating results of the Company. Prospective investors should carefully consider the information presented in this report, including the following risk factors, which are not an exhaustive list of all risk factors associated with an investment in Allied Gold or the Ordinary Shares or in connection with the operations of the Group.

RISKS RELATING TO OUR OPERATIONS

We currently operate only two mines, which account for all of our ore reserves.

We currently have only two operating gold mines, Simberi and Gold Ridge, in Papua New Guinea, or PNG, and Solomon Islands, respectively. Any event leading to a reduction in production or closure of either mine may have a material adverse effect on our financial performance and results of operations.

Simberi and Gold Ridge account for all of our ore reserves and the potential for the future generation of revenue. Any adverse development affecting the progress of Simberi or Gold Ridge may have a material adverse effect on our financial performance and results of operations. These developments include, but are not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, hiring suitable personnel and engineering contractors, or securing supply agreements on commercially suitable terms.

Our mining operations have a limited operating history.

We have a limited history of mining operations on which to base assessment of our future expected performance, and there can be no assurance that we will earn significant revenues or achieve significant profitability, which in turn could impact on our ability to sustain operations or obtain any additional funds we may require. The costs, timing and complexities of mine construction and development are increased by the remote location of our mining properties. In addition, delays in the commencement of mineral production often occur. Accordingly, our actual results may be subject to greater variability than would be the case for a company with a longer history of mining operations and it could be more difficult to predict our future operating costs and results of operations accurately. Other factors mentioned in this section entitled “D. Risk Factors” may also prevent us from successfully operating our mining projects.

We depend on our key personnel. If we are unable to attract and retain key personnel, our business may be materially adversely affected.

The success of our operations and activities is dependent to a significant extent upon the contributions of a number of our management and our highly skilled team of contractors. There can be no certainty that the services of such key personnel will continue to be available to us. Factors critical to retaining our present staff and attracting and recruiting additionally highly qualified personnel include, inter alia, our ability to provide competitive compensation arrangements. If we are not successful in retaining or attracting highly qualified individuals in key management positions or highly skilled contractors, our business may be materially adversely affected. Investors must be willing to rely to a significant extent on management’s discretion and judgment, as well as the expertise and competence of outside contractors. We do not have in place formal programs for succession of management and training of management, nor do we hold key person insurance on these individuals.

Furthermore, as a result of the shortage of higher education in certain of the jurisdictions in which we operate, we may find it difficult to acquire the qualified or trained and skilled labor upon which we are dependent. To the extent that we are unable to recruit and retain such skilled labor this could result in a decrease in our production or delays in the development of projects, which in turn could have a material adverse effect on our results of operations and financial condition.

We are reliant on a certain level of expatriate expertise to ensure efficient operations and management. We depend on government approval of work permits for expatriate positions and if this were to be refused, our management and operations would be adversely affected.

Currency fluctuations may affect the costs that we incur in our operations and may also impact on our revenue.

Our revenue from gold sales is received in U.S. dollars, while a significant portion of our operating expenses will be incurred in Australian dollars, PNG Kina, or PGK, Solomon Islands dollar, or SBD, and other foreign currencies. From time to time, we will borrow funds and will incur capital expenditures that may be denominated in foreign currencies other than the U.S. dollar. The appreciation of non-U.S. dollar currencies in which we transact could materially and adversely affect our profitability, results of operations and financial position. As we generate revenues and incur operating expenses, we will be exposed to currency translation risk on those revenues to the extent not mitigated by costs based on the U.S. dollar and to the extent we do not seek to hedge our currency exposure in the financial markets.

We have a history of operating losses and there can be no assurance that we will be profitable in the future.

Our operations have not consistently generated an operating profit after tax, and there can be no assurance that we can achieve or sustain profitability on a quarterly or annual basis in the future. Our operations and projects are subject to the risks and competition inherent in the establishment of a mining enterprise. There can be no assurance that future operations will be profitable. We may not achieve our business objectives and the failure to achieve such goals would have an adverse impact on us.

Insofar as certain Directors hold similar positions with other mineral resource companies, conflicts may arise between the obligations of these Directors to us and to such other mineral resource companies.

Certain Directors are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures, which are potential competitors of ours. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with our interests. Directors with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulations, rules and policies.

For a list of the positions that each of the Directors holds with other companies and partnerships, please refer to “Item 6.A. – Directors and Senior Management”.

Estimates and assumptions used in preparing our consolidated financial statements and actual amounts could differ.

Preparation of the consolidated financial statements requires us to use estimates and assumptions. Accounting for estimates requires us to use our judgment to determine the amount to be recorded on our financial statements in connection with these estimates. On an ongoing basis, we re-evaluate our estimates and assumptions. However, the actual amounts could differ from those based on estimates and assumptions.

We have experienced problems with our internal controls over financial reporting. If we fail to develop and maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, which could harm our business and result in the loss of investor confidence in our financial reporting.

Effective internal controls are necessary for us to provide accurate and timely financial reports and effectively prevent fraud. We discovered in the past, and may in the future discover, areas of our internal controls involving deficiencies, significant deficiencies or material weaknesses that have required or will require improvements in our procedures on the preparation, review, approval and disclosure of financial reports. For example, we have not filed annual financial statements with the SEC since the fiscal year ended June 30, 2009.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of a company’s internal control over financial reporting. Our management may conclude that our internal control over our financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently than we do.

If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to provide accurate financial statements, which could cause us to fail to meet our reporting obligations or provide accurate financial statements.

Actual capital costs, operating costs and economic returns for Simberi and Gold Ridge may differ significantly from those that we have anticipated, and there are no assurances that any future development activities will result in profitable mining operations.

The capital costs for Simberi and Gold Ridge may be significantly higher than anticipated. Gold Ridge does not have an extensive operating history upon which we can base estimates of future operating costs. Decisions about the development of this and other mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

•	anticipated recovery rates of gold and other metals from the ore;

•	cash operating costs of comparable facilities and equipment; and

•	anticipated climatic conditions.

Cash operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for us may differ significantly from those anticipated by our current studies and estimates, and there can be no assurance that our actual operating costs will not be higher than currently anticipated.

Power stoppages and fluctuations and disruptions in electrical power could adversely affect our results of operations and our financial condition.

Our mining operations are heavily reliant on the availability of electricity. If we were to experience a major power failure, or any other interruption in our electricity supplies, gold production could continue for only a limited time, if at all. Such disruptions to our power supplies could have an adverse effect on our results of operations and financial condition.

The cost of electricity, particularly self-generated, can be unstable. An increase in power costs will make production more costly and alternative power sources may not be available.

Both Simberi and Gold Ridge rely on self-generation of electricity by diesel power generators located on site. The self-generation of electricity by diesel power generators is expensive, and the cost of such self-generation can fluctuate rapidly and significantly depending on the market price of diesel fuel. We are currently planning to convert the electricity generation system at Simberi to operate on heavy fuel oil, with the aim of reducing power generation costs. As with other mining sector inputs, we have historically been exposed to energy cost inflation. Any renewed increases in energy costs will adversely affect our results of operations or financial condition.

The profitability of operations and the cash flows generated by these operations are significantly affected by the fluctuations in the price, cost and supply of inputs.

Fuel, power and consumables, including diesel, steel, chemical reagents, explosives and tires, form a relatively large part of our operating costs. The cost of these consumables is impacted to varying degrees by fluctuations in the price of oil, exchange rates and the availability of supplies.

Such fluctuations have a significant impact on our operating costs and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for mining projects, new and existing, and could even render certain projects non-viable.

Our success may depend on our social and environmental performance.

Our ability to operate successfully will likely depend on our ability to develop, operate and close mines in a manner that is consistent with the health, safety and well-being of our employees, the protection of the environment, and the creation of long-term economic and social opportunities in the communities in which we operate. We seek to promote improvements in health and safety, environmental performance and community relations. However, our ability to operate could be adversely impacted by accidents or events detrimental (or perceived to be detrimental) to the health, safety and well-being of our employees, the environment or the communities in which we operate.

Our business depends on good relations with our employees. A breakdown in these relations and/or restrictive labor and employment laws could have a material adverse impact on us.

Although management believes that labor relations with our employees are good, there can be no assurance that a work slowdown or a work stoppage will not occur at any of our operating units or exploration prospects. Future work slowdowns, stoppages, disputes with employee unions, or other labor-related developments or disputes could result in a decrease in our production levels and adverse publicity and/or increased costs, which could have a material adverse effect on our business, results of operations and financial condition. To assist with labor relations in the Solomon Islands, we have in place a collective labor agreement covering approximately 35% of our workforce in that jurisdiction.

We depend on a variety of information technology systems.

We depend on a variety of information technology and software systems for our operations, including management reporting and accounting systems. Failures or significant disruptions to our information technology systems could prevent us from conducting our operations efficiently. Were we to experience a significant security breakdown or other disruption to our information technology systems, sensitive information could be compromised and our operations could be disrupted, which could harm our relationship with suppliers or customers, or otherwise have a material adverse effect on our business, revenues, financial condition, results of operations or prospects.

In addition, our ability to operate our business depends on our ability to protect the information technology systems that we operate from the intrusion of third parties who may attempt to enter our systems through the internet or otherwise. Third parties may attempt to gain access to our systems, and we cannot be certain that we will be able to protect our systems from such attacks. If such attacks occur, some of the problems we may encounter include theft or destruction of our data, including commercial, financial and product information. In addition, disgruntled employees may cause similar damage to, or take similar actions with respect to, our information technology systems to which they have authorized or unauthorized access. If such an attack occurs or damage is inflicted, it could have a material adverse effect on our business, revenues, financial condition, results of operations or prospects or the trading price of the our shares.

Our current strategy may not develop as anticipated.

We regularly monitor potential investment opportunities in the gold mining industry. If we do not acquire and successfully integrate additional gold mining operations, we may not be able to maintain our production levels. If we do acquire additional gold mining operations, the acquisition and integration of new businesses will pose significant risks to our operations. These risks include the difficulty of integrating the operations and personnel of the acquired business, problems with minority shareholders in acquired companies and their material subsidiaries, the potential disruption of current business, the assumption of liabilities, including in relation to tax and environmental matters, relating to the acquired assets or businesses, the possibility that warranty protection from, or indemnification agreements with, the sellers of those assets may be unenforceable or insufficient to cover potential tax or other liabilities, the difficulty of implementing effective management, financial and accounting systems and controls over acquired businesses, the imposition and maintenance of common standards, controls, procedures and policies, and the impairment of relationships with employees and counterparties as a result of difficulties arising out of integration.

Furthermore, even if we successfully integrate new businesses, expected synergies and cost savings may not materialize, resulting in lower than expected profit margins. The value of any business that we acquire or invest in may be less than the amount we pay for it if, for example, there is a decline in the price of gold or ore reserves estimates. When making acquisitions, it may not be possible for us to conduct a detailed investigation of the nature or title of the assets being acquired, for example, due to time constraints in making the decision. We may also become responsible for additional liabilities or obligations not foreseen at the time of an acquisition. As a result, unforeseen expenditures may arise which may have a material adverse effect on our business, revenues, financial condition, results of operations or prospects.

RISKS RELATING TO THE GOLD MINING INDUSTRY GENERALLY

The business of mining metals involves a number of risks and hazards, many of which are outside our control.

To maintain future gold production beyond the life of the current reserves or to increase production materially through mining new deposits, we need to extend our mineral base through geological exploration, which may result in adverse environmental consequences for our operations. Our mining operations are subject to all the hazards and risks normally encountered in the exploration for and development and production of precious metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, variations in grade, deposit size, density and other geological problems, hydrological conditions, metallurgical and other processing problems, mechanical equipment performance problems, the unavailability of materials and equipment including fuel, labor force disruptions, unanticipated transportation costs, unanticipated regulatory changes, unanticipated or significant changes in the costs of supplies including, but not limited to, petroleum, and adverse weather conditions and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, business interruption and delays in mining, asset write-downs, monetary losses, and possible legal liability, and may result in actual production differing, potentially materially, from estimates of production, including those contained in this report, whether expressly or by implication. Should any of these risks and hazards affect any of our proposed mining operations, it may cause the cost of production to increase to a point where it would no longer be economic to produce gold from our mineral reserves, which would have a material and adverse effect on our financial condition, results of operation, and cash flows.

Our ore reserves are only estimates.

Like any mining company, our financial condition depends on our ore reserves. The ore reserves stated in this report represent the amount of gold that we estimated, as of January 1, 2011, could be economically and legally extracted or produced at the time of the ore reserve determination. Ore reserves estimates of mining companies are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling and other testing, which may ultimately prove unreliable. Such estimates should not be interpreted as an assurance of the profitability of our operations in the future. Until ore reserves are actually mined and processed, the quantity of ore mineral reserve grades must be considered as estimates only. In addition, the quantity of ore reserves may vary depending on, among other things, metal prices and currency exchange rates. Any material change in the quantity of ore reserves, grade or stripping ratio may affect the economic viability of our properties. Declines in market prices of gold could render the mining of our deposits uneconomic. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of ore reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of ore reserves, or of our ability to extract these ore reserves, could have a material adverse effect on our results of operations and financial condition. Also, a reduction in estimated ore reserves could require material write-downs in investment in the affected mining property and increased amortization, reclamation and closure charges. Alternatively, if our ore reserves exceed current forecasts, it cannot be assured that we will be able to develop the production capacity to exploit commercially those ore reserves.

We may not achieve our production estimates.

We prepare estimates of future production for particular operations. No assurance can be given that future estimates will be achieved. Our production may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage and other characteristics. Short-term operating factors may also be relevant such as those relating to the ore reserves, revisions to mine plans and risks associated with mining, such as inclement weather conditions, water availability and unexpected labor shortages or strikes.

If we fail to acquire or find and develop additional ore reserves, our ore reserves and production will decline from their current levels over time.

Except to the extent that we conduct successful exploration and development activities or acquire further properties/licenses containing reserves or both, our reserves will decline as gold is produced.

The life-of-mine estimates included in this annual report in respect of Simberi and Gold Ridge may not be achieved. Our ability to maintain or increase our annual production of gold in the future will be dependent in significant part on our ability to bring new mines into production and to expand mineral reserves at existing mines. Both Simberi and Gold Ridge have a remaining life of over nine years from December 31, 2011, based only on proven and probable ore reserves.

Feasibility studies may be used to determine the economic viability of a deposit. Many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory ore reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates and the estimate of future gold prices. Capital and operating cost estimates are based upon many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold from the ore, anticipated environmental and regulatory compliance costs and mining consumables and capital equipment costs. Each of these factors involves uncertainties and as a result we cannot give assurance that our development or exploration projects will become operating mines. If a mine is developed, actual operating results may differ from those anticipated, thereby impacting on the economic viability of the project.

We may experience delays in receiving permits, licenses, consents or other regulatory approvals.

Our business depends on the continuing validity of some of our licenses, the renewal of our licenses, and our compliance with the terms of our licenses. The legal and regulatory basis for the licensing requirements is subject to frequent change, which increases the risk that we may be found non-compliant.

The business of mineral exploration, project development, mining and processing is subject to various national and local laws and plans relating to: permitting and maintenance of title, environmental consents, taxation, employee relations, heritage/historic matters, health and safety, royalties, land acquisition, and other matters. There is a risk that the necessary permits, consents, authorizations and agreements to implement planned exploration, project development, or mining may not be obtained under conditions or within time frames that make such plans economic, that applicable laws, regulations or the governing authorities will change or that such changes will result in additional material expenditures or time delays.

Our leases may not be renewed at all or may be renewed only on terms and/or conditions which are unacceptable or impractical to us.

Our leases are due to expire on the following dates:

•	ML 136 (Simberi), December 2, 2018;

•	GRML Mining Lease (Gold Ridge), March 11, 2022; and

•

SPL 194 (Gold Ridge) is an exclusive prospecting license which has no fixed expiry date, but which will expire upon the “commencement of preliminary works” as defined in the assignment agreement dated May 12, 2005 pursuant to which the license was granted to us.

Renewal of these licenses is outside of our control, and such renewal cannot be guaranteed. Further, renewal may only be granted on terms or subject to conditions that are commercially or operationally unacceptable or impractical to us. Should this occur, this could have a material adverse effect on our business, prospects, financial condition and results of operations.

In particular, EL609 held by us in relation to Simberi has an expiry of May 5, 2013, and, at the date of the filing of this report, is the subject of an application for renewal for an additional two-year term, which has not yet been processed, failing which our rights to EL609 may be forfeited. Although we have no reason to believe that EL609 will not be renewed for an additional two-year term, there can be no assurance that this will be the case.

Any failure to renew EL609 may have a material adverse effect on the market price of the Ordinary Shares due to the loss of any perceived exploration upside, but will have no effect on our current production or operations. Pending its renewal, EL609 is held over on a statutory basis in favor of the license holder, Nord Australex Nominees (PNG) Ltd.

Our properties are subject to environmental risks.

Mining operations have inherent risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Environmental hazards may exist on the properties on which we hold interests, which hazards are unknown to us at present and which may have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

We are subject to significant environmental regulations.

Our operations involve the use of environmentally hazardous materials as well as the discharge of materials and contaminants into the environment, disturbance of land, and other environmental concerns. Our activities are subject to significant environmental regulations promulgated by relevant governmental authorities and other agencies periodically. Environmental legislation generally provides for the remediation of mining sites which may require significant capital expenditure. These laws and regulations, as interpreted by relevant agencies and courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices and remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities. Environmental matters cannot be predicted with certainty, and amounts required to establish and maintain adequate provision for environmental liabilities may be significant, especially in light of potential changes in environmental conditions or the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out compliance on certain sites not initially included in remediation in progress, and our potential liability to remediate sites for which provisions have not been previously established. Such future developments could result in increased environmental costs and liabilities that could have a material adverse effect on our business, assets, financial position and results of operations.

Our insurance coverage does not cover all of our potential losses, liabilities and damages related to our business and certain risks are uninsured or uninsurable.

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes or slowdowns, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment or laws, and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in development or mining, monetary losses and possible legal liability.

Although we maintain insurance to protect against certain risks in such amounts as we consider to be reasonable, our insurance will not cover all the potential risks associated with our operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect on our financial performance and results of operations.

Our business requires substantial capital expenditure and lead times to operation, which in the longer term may require external financing that may not be available.

The mining business is capital intensive, and the development and exploration of gold and the acquisition of the related machinery and equipment require substantial capital expenditure and lead times until such machinery and equipment is operational. Further exploration and development in the future may be dependent upon our ability to obtain financing through the raising of additional equity or debt financing or other means.

We may from time to time need to raise funds through the issuance of equity securities or the issuance of debt instruments or other securities convertible into Ordinary Shares in order to finance future operations and developments. Our ability to secure debt or equity financing in amounts sufficient to meet our financial needs could be adversely affected by many factors beyond our control, including, but not limited to, economic conditions in Melanesia and the state of the banking sector. Any additional equity financing may be dilutive to existing shareholders, and debt financing, if available, may involve restrictions on financing and operating activities. There can be no assurance that additional funding we require will be made available to us and, if such funding is available, that it will be offered on reasonable terms. If we are unable to obtain additional financing as needed, we may be required to reduce the scope of our operations or anticipated expansion, which may have a material adverse effect on our business, revenues, financial condition, results of operations or prospects.

Increased competition could adversely affect our ability to attract the necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Competition in the gold exploration, mining and production business is intense and could adversely affect our ability to develop our properties. We compete with numerous individuals and companies, including major mining companies, many of which have greater financial and operational resources than us. There is a high degree of competition for the discovery and acquisition of properties considered to have commercial potential. We compete with other mining companies for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. The intensity of competition, combined with the cyclicality and unpredictability of the gold market, results in significant variations in economic performance, which may lead to a change in our strategy.

Further, the recent marked increase in activity in the global mining industry has led to excess demand for key production inputs, such as heavy vehicles, chemicals and specialist contractors, resulting in unavailability of, or long lead times for, plant, equipment and services and/or material increases in the prices at which such inputs can be obtained. As a result, we may be unable to continue to source such inputs on commercially acceptable terms, or at all, or may experience significant delays in doing so, any of which could have a material adverse effect on our ability to develop Simberi and/or Gold Ridge on schedule, within budget, or at all, and on our business, costs, results of operations and overall financial condition.

Precious metal exploration projects may not be successful and are highly speculative in nature.

The exploration for, and development of, precious metals involves significant risks which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of a precious metal deposit may result in substantial rewards, few properties which are explored are ultimately profitable. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a precious metal deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of precious metals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us not receiving an adequate return on invested capital. There is no certainty that the expenditures we made towards the search and evaluation of precious metal deposits will result in discoveries of commercial quantities of such metals.

Land reclamation requirements for exploration properties may be burdensome and may divert funds from our exploration programs.

Although variable, depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies, as well as companies with mining operations, in order to minimize long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and to reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on us in connection with our mineral exploration, we must allocate financial resources that might otherwise be spent on further exploration programs.

Gold price volatility may affect our future production, profitability, financial position and financial condition.

We derive substantially all of our revenues from the sale of gold. We generally sell our products on the spot market at market prices. Accordingly, our financial results largely depend on the price of gold. The gold market is cyclical and sensitive to changes in general economic conditions, and may be subject to significant volatility. The development and success of Simberi and Gold Ridge will be primarily dependent on the future price of gold. Gold prices are subject to significant fluctuation and are affected by a number of factors which are beyond our control.

Such factors include, but are not limited to, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. The price of gold and other base and precious metals has fluctuated widely in recent years, and future serious price declines could cause continued development of, and commercial production from, our properties to be impracticable or uneconomic. Depending on the price of gold and other base metals, projected cash flow from planned mining operations may not be sufficient, and we could be forced to discontinue development and may lose our interest in, or may be forced to sell, some of our properties. Future production from our mining properties is dependent on gold prices that are adequate to make these properties economically viable. Furthermore, reserve calculations and life-of-mine plans using significantly lower gold prices could result in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges. In addition to adversely affecting our mineral reserve estimates and our financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Our operations are subject to extensive governmental and environmental regulations, which could cause us to incur costs that adversely affect our results of operations.

Our mining facilities and operations are subject to a significant number of laws and government regulations, concerning taxation, the employment of expatriates, labor standards, mine safety, land use, environmental protection and historic and cultural preservation. We must comply with requirements regarding exploration operations, public safety, employee health and safety, use of explosives and other hazardous materials, air quality, water pollution, noxious odor, noise and dust controls, reclamation, solid waste, hazardous waste and wildlife as well as laws protecting the rights of other property owners and the public.

Any failure on our part to comply with these laws, regulations, and requirements with respect to our properties and/or operations could result in us being subject to substantial penalties, fees and expenses, significant delays in our operations or even the complete shutdown of our operations. Contravention of these laws and regulations could also lead to the imposition of criminal sanctions. The costs associated with compliance with government regulations may ultimately be material and adversely affect our results of operations and financial condition.

We are subject to extensive licensing and other legal and regulatory requirements, non-compliance with which may result in material adverse consequences for us.

Our current and future operations are subject to exploration, development, exploitation and mining licenses, leases, licenses, concessions and regulatory consents and approvals, collectively, the Authorizations, from the government and regulatory authorities in the territories in which we operate.

While the Directors believe that we have obtained all Authorizations that are material in the context of our business as it is now conducted, there can be no assurance that we have every necessary or desirable Authorization, that the Authorizations required to carry on our operations will not change or that we will be able to successfully enforce our current Authorizations, or that we will obtain any additional Authorizations that may be required in the future. Certain Authorizations may, or may in the future, contain onerous conditions with which we may not be able to comply or on terms which include PNG or SIG participation, which may impact on our results, operations, or financial conditions or prospects. A failure to comply with an obligation in an Authorization may result in adverse consequences for us, including the termination of that Authorization.

There can also be no assurance that any existing or future Authorizations will be renewed following their expiry or that the terms of any such renewed Authorizations will be renewed following their expiry or that the terms of any such renewed Authorizations will be commercially acceptable. Obtaining new permits and rights or renewals of existing permits and rights can be a complex and time-consuming process and we cannot guarantee whether any necessary permits or rights will be obtained on acceptable terms, in a timely manner, or at all. The costs and delays associated with obtaining necessary permits or rights (or renewals thereof) could stop, delay or restrict our operations and any planned development. Conditions may be imposed on such Authorizations that may affect the viability of operations at Simberi or Gold Ridge, including payment and any other obligations.

Failure to obtain, renew, enforce or comply with one or more Authorizations could have a material adverse effect on our business, results of operations and prospects.

We may face the risk of litigation in connection with our business and/or other activities.

We may from time to time face the risk of litigation in connection with our business and/or other activities. Recovery may be sought against us for large and/or indeterminate amounts and the existence and scope of liabilities may remain unknown for substantial periods of time. A substantial legal liability and/or an adverse ruling could have a material adverse effect on our business, results of operation and/or financial condition.

Global economic conditions could adversely affect the profitability of our operations.

Our operations and performance depend significantly on worldwide economic conditions. The recent turmoil affecting the banking system and financial markets has resulted in major financial institutions consolidating or going out of business, the tightening of credit markets, significantly lower liquidity in most financial markets, and extreme volatility in fixed income, credit, currency, commodities and equity markets. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining or negative economic growth and uncertainty regarding corporate earnings.

These disruptions in the financial markets and the global economic downturn may have follow-on material adverse effects on our business, results of operations and financial condition. For example:

•	the insolvency of key suppliers could result in a supply chain break-down;

•	the reduced creditworthiness and possible insolvency of key customers for concentrate could result in lower sales and revenue;

•	the absence of available credit may make it more difficult for us to obtain, or may increase the cost of obtaining, financing for our operations and capital expenditures; and

•	the market value of the Ordinary Shares may become volatile.

Adverse publicity from consumer and environmental groups could have an adverse effect on our reputation and financial position.

There is an increasing level of consumer awareness relating to the effect of mining exploration and production on its surroundings, communities and the environment. Consumer and environmental groups therefore exist to encourage participants in the mining industry to employ practices which minimize any adverse impact that mining may have on communities, workers and the environment and also to lobby governments for the introduction of additional environmental and social policies, regulation and legislation. While we seek to operate in a socially responsible manner, changes to governmental policy and adverse publicity generated by such consumer groups, which either relate to the gold mining industry as a whole or to us in particular, could have an adverse effect on our reputation and financial position.

RISKS RELATING TO THE TERRITORIES IN WHICH WE OPERATE

Emerging markets such as those in which we currently operate are subject to greater risks than more developed markets and any material adverse effect on the economies of such markets could disrupt our business.

Generally, investment in companies with a significant proportion of their assets located in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved in, and are familiar with, investing in such companies. Emerging markets such as those in which we currently operate are subject to rapid change, and the information set forth in this report may become out of date relatively quickly. Moreover, financial turmoil in any emerging market country tends to adversely affect prices in equity markets of all emerging market countries as investors move their money to more stable, developed markets. In the event that there is an economic crisis in any of the jurisdictions in which we operate, we may face severe difficulties in the operation of our business and the value of our assets in such jurisdictions may decrease, resulting in a material adverse effect on our financial condition.

Exchange control regimes in PNG and the Solomon Islands may prevent us from converting funds into foreign currencies to meet obligations or pay dividends.

Both PNG and the Solomon Islands retain certain controls on foreign exchange transactions. Although these regulations have been substantially relaxed in both jurisdictions as the PNG and Solomon Islands central banks move to a more liberal foreign exchange regime, there remains a risk that if we were to hold PGK or SBD we may not be able to convert these funds into foreign currency when required to meet our obligations or to pay dividends to Shareholders outside PNG or the Solomon Islands without the appropriate authority’s prior approval.

We currently have in place approvals that permit us to operate foreign currency bank accounts and hold and exchange currencies in accordance with our business and liquidity requirements. Should the central bank in either PNG or the Solomon Islands alter our existing foreign exchange approvals, there is a risk that we may be forced to hold PGK or SBD and that we may not be able convert these funds into foreign currency when required to meet our obligations outside PNG or the Solomon Islands without the appropriate authority’s prior approval.

Our current and proposed exploration and mining activities are in PNG and the Solomon Islands. Investments and operations in PNG and the Solomon Islands are subject to numerous risks associated with operating in those jurisdictions.

We are conducting our exploration and development activities predominantly in PNG and the Solomon Islands, and as such our foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material adverse effect on our profitability or the viability of our affected foreign operations, which could have a material adverse effect on our future cash flows, earnings, results of operations and financial condition. Risks may include, among others, labor disputes, invalidation of governmental orders and permits, uncertain political and economic environments, sovereign risk, war (including in neighboring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honor contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under-development, inadequate infrastructure and increased financing costs. In addition, the enforcement by us of our legal rights to exploit our properties may not be recognized by the governments of PNG or the Solomon Islands or by the court systems in those jurisdictions. These risks may limit or disrupt our operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

The possibility that the current, or future, governments of PNG or the Solomon Islands may adopt substantially different policies in respect of foreign development and ownership of mineral resources, take arbitrary action which might halt production, extend to the re-nationalization of private assets or the cancellation of contracts, the cancellation of mining and exploration rights and/or changes in taxation treatment cannot be ruled out, the happening of any of which could result in a material and adverse effect on our results of operations and financial condition.

The successful development and operation of our assets depends on adequate infrastructure.

Our principal operations are located in remote areas that are difficult to access, some of which have harsh climates, resulting in technical challenges and logistical challenges for conducting both geological exploration and mining. Reliable roads, bridges, power sources and water supplies are important determinants which affect capital and operating costs and our ability to maintain expected levels of progress with our exploration activities. Unusual weather or other natural phenomena, sabotage or government or other interference in the maintenance or provision of such infrastructure could impact on the development of our projects and effective supply chain management, increase exploration costs or delay the transportation of supplies, equipment or machinery to our projects. Any such issues in respect of our supply chain and/or infrastructure supporting our projects could materially and adversely affect our business, results of operations, financial condition and prospects.

Communications infrastructure at our projects is primarily comprised of satellite links provided by a third party service provider, Pactel International Pty Ltd. Communication by means of satellite link is subject to service interruptions caused by, among other factors, climatic conditions, solar activity and equipment failure. Such communications outages can, in certain cases, be predicted but can also happen without warning. Prolonged communications black-outs may disrupt our operations at Simberi and Gold Ridge and affect our ability to continue to efficiently explore and develop those properties.

There is a possibility of shipping delays and storage capacity problems at Port Moresby, Lae and other wharves through which we may need to ship goods. There are presently problems with port congestion in Port Moresby, and delays could have a material effect on our operations and our financial performance. However, to date, we have not experienced any material problems.

Our Gold Ridge operations are heavily dependent on air transport for personnel, smaller freight and gold dore. We have sought to ensure reliance in air transport services by contracting an air transport provider with a substantial fleet of common aircraft of mature design. A risk remains that if this service provider does not operate for any reason, due to a limited number of alternative providers, air transport disruptions may occur.

Operational failures, the impact of climatic conditions and other unscheduled interruptions could have a material adverse impact on the financial performance of our operations.

The achievement of our operational targets will be subject to the completion of planned operational goals on time and according to budget, and will be dependent on the effective support of our personnel, systems, procedures and controls. Any failure of these may result in delays in the achievement of operational targets with a consequent material adverse impact on our business, operations and financial performance.

The location of our assets means that geological activity and climatic conditions may have an impact on operations and, in particular, severe weather could disrupt operations, including the delivery of supplies, equipment and fuel. Both PNG and the Solomon Islands experience severe volcanic activity and frequent seismological activity, such as earthquakes, tremors and tsunamis. It is, therefore, possible that exploration and extraction activity levels may fall or cease completely as a result of such meteorological and/or geological factors.

The countries in which we operate are susceptible to seasonal rains and rainfall caused by tropical cyclones. Such rains, if heavy and sustained, could limit our mining operations and further hinder the supply of resources to such assets resulting in a material adverse effect on gold exploration during such periods.

Unscheduled interruptions in our operations due to mechanical or other failures or industrial relations related issues or problems or issues with the supply of goods or services may occur and could have a material adverse impact on the financial performance of those operations.

External perceptions of PNG and the Solomon Islands may adversely affect the market price of securities of companies operating in PNG and the Solomon Islands, including the Ordinary Shares, and increase our cost of capital.

External perceptions of PNG and the Solomon Islands with respect to political and economic instability and civil unrest may have an adverse effect on the market value of securities of issuers operating in PNG and the Solomon Islands, including the Ordinary Shares. This could adversely affect the market price of the Ordinary Shares, and could also make it more difficult for us to gain access to the capital markets and finance our operations in the future on acceptable terms or at all and otherwise have a material adverse effect on our business.

The legal systems of PNG and the Solomon Islands are less developed than those of other jurisdictions and may offer less certainty as to judicial outcome or less effective forms of redress.

PNG and the Solomon Islands have less developed legal systems than those of other jurisdictions, such as Australia, the United Kingdom, and the United States, which may result in risks such as:

•	potential difficulties in obtaining effective legal redress in the courts of PNG and/or the Solomon Islands, whether in respect of a breach of law or regulation, or in an ownership dispute;

•	a higher degree of discretion on the part of governmental authorities;

•	a lack of judicial or administrative guidance on interpreting applicable rules and regulations;

•	inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or

•	the relative inexperience of the judiciary and courts in such matters.

The commitments of local business people, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be more uncertain, creating particular concerns with respect to licenses and agreements for business. These may be susceptible to revision or cancellation and legal redress may be uncertain or delayed.

Civil unrest in PNG and/or the Solomon Islands may disrupt our operations in those territories.

There have been instances of civil unrest and insurrection within PNG and the Solomon Islands in the past. Although the Directors believe that the risk of future civil insurrection on Simberi Island, the Tabar Islands in general or on Guadalcanal Island is unlikely, there can be no assurance that the people of those regions will not disrupt operations at our mine sites in the future.

Sporadic outbreaks of tribal fighting in PNG are a normal occurrence, especially near Port Moresby and in the Highlands Provinces (particularly the Southern and Western Highlands and Enga Provinces). There have also been outbreaks of violence and looting against local Asian-owned businesses in Port Moresby, Mount Hagen and several other population centers across PNG.

In late 1998, the Solomon Islands entered into a period of prolonged ethnic tension, known as the “tensions”. The tensions included a paramilitary coup in June 2000 and a change of government. Peace was brokered through what is known as the Townsville Peace Accord in October 2000. However, following the signing of the Peace Accord there was a breakdown in law and order accompanied by a severe economic recession. During this period many overseas investors withdrew from the Solomon Islands.

In July 2003, the Regional Assistance Mission to the Solomon Islands, or RAMSI, at the invitation of the SIG, intervened in the continuing tensions. RAMSI is led by Australia but has components from PNG and other pacific nations. Following the withdrawal of RAMSI there is a risk that the Solomon Islands could experience a renewed outbreak of ethnic violence and widespread lawlessness. If this were to happen, our operations at Gold Ridge may be disrupted.

Political instability in PNG and/or the Solomon Islands may disrupt our operations in those territories.

Our mining operations are subject to political, economic and other uncertainties, including the risk of civil rebellion, expropriation, nationalization, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions and international monetary fluctuations. Future PNG or Solomons Islands government actions concerning the economy or the operation and regulation of nationally important facilities such as mines could have a significant effect on the company. No assurances can be given that our operation will not be adversely affected by future developments in PNG or the Solomon Islands.

Fiscal and tax policy in PNG can be uncertain and subject to sudden changes. For example, the PNG government imposed and later replaced a 4% mining levy and 15% withholding tax on interest in 1998 and 1999. In addition to the PNG national government, PNG has a system of 19 provincial level governments, which are funded almost entirely by direct grants from the PNG national government. In the past, there have been disagreements between the PNG national government and the provincial level governments of PNG, primarily in relation to power sharing and revenue arrangements.

Land ownership disputes in PNG and/or the Solomon Islands may disrupt our operations in those territories.

Since 1978, the PNG government has maintained a policy of holding an equity participation option of up to 30% in mining projects located in PNG. This equity has been purchased on a historical or sunk cost basis. In 1992, the previous PNG government announced a decision to increase the PNG government’s equity interest in an existing gold project at Porgera and renegotiated that interest from 10% to 25%. Although the other joint venture partners in the Porgera project resisted this move, a price was ultimately negotiated and accepted by all parties. We are not aware of any current intention on the part of the PNG government to seek equity participation in our PNG projects. No assurance can be given that the PNG government will not seek to acquire equity in the Simberi or other Tabar Islands properties in the future. In the past the PNG government has taken equity only in major mining projects of national significance.

Approximately 97% of land in PNG is held under a land tenure system, the nature and terms of which vary considerably throughout the country. In general, land held under such tenure is almost entirely communally owned and cannot be alienated other than through being acquired by the State. The extent of land which has been acquired by the State is quite limited. Simberi Gold Company Limited, or SGCL, and Nord Australex Nominees (PNG) Limited hold two State Leases, a Mining Lease and an Exploration license. The land comprised in the State Leases has been acquired in the past by the State (or its predecessors) from the customary owners. Once the State has acquired land, the original customary ‘traditional’ landowners should have no further claims in respect of it and leases from the State over such land should be inviolable. However, at various times ‘traditional’ landowners have exercised considerable pressure by way of demands for additional compensation for land previously acquired by the State and legal challenges against the acquisition process. There have been isolated instances of threatened violence against holders of State leases. In 1993, the settlers growing oil palm on the Kavugara Land Settlement Scheme, which is about 40 kilometers from Kimbe on the Talasea Peninsula, were evacuated under threats of violence from the “traditional” landowners and most of the settlers left the area.

Title to most land in PNG has not been recorded or registered and there has been little surveying. As a result, title to land (in Western legal terms) is often unclear. Disputes over land ownership are common, especially in the context of resource developments. Identifying all the affected landowners, and structuring compensation arrangements that are both fair and acceptable to all of them, can be difficult. We believe that the satisfactory resolution of local landowner concerns is essential to the development and operation of a mine in PNG and believe that we enjoy sound relationships with the affected landowners. We have always been committed to spending considerable time, effort and expense in order to resolve landowner issues relating to the Simberi operation, but there can be no assurance that disruptions arising out of landowner dissatisfaction will not occur.

As is the case in the United Kingdom, the PNG government has limited powers under various statutes to acquire private property compulsorily if it is required for public purposes. Furthermore, the PNG National Parliament, in exercise of its sovereign power, could enact legislation to expropriate specific private property. While there are constitutional protections against the unjust acquisition of property owned by PNG citizens, no such protection is afforded to foreign enterprises. The risk remains that this power could be exercised against us and there can be no assurance that any compensation would reflect what we considered to be the market value of the relevant assets.

As is the case in PNG, the vast majority of land in the Solomon Islands is held by tribes under various customary land tenure systems that can vary from province to province. Customary land disputes are common particularly where logging and other commercial operations are concerned. The land contained within the Gold Ridge Mining Lease is registered under the Land and Titles Act and, as a result, the owners of the registered interests or estates in the land have the protection afforded to them by the Land and Titles Act. However, no assurance can be given that complaints from landowners will not occur but, as stated above, we recognize the importance to the operation of maintaining good relationships with the affected landowners and of resolving issues that may, from time to time, arise.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Historically, our operations were comprised of the gold mining business of Allied Gold Limited and its subsidiaries. Allied Gold Limited was incorporated under the Australian Corporations Act as a public company limited by shares on May 26, 2003. Allied Gold Limited was listed on the Australian Stock Exchange on December 8, 2003, admitted for trading on the AIM, a market operated by the LSE, on May 2, 2006, and admitted for trading on the Toronto Stock Exchange on November 17, 2009. Allied Gold Limited was delisted following the Restructuring, and Allied Gold Mining PLC commenced trading on the Main Market of the LSE on June 30, 2011. Shares of Allied Gold Mining PLC were subsequently delisted following the Scheme of Arrangement, pursuant to which Allied Gold was acquired by St Barbara Limited. As of the date of this report, Allied Gold is 100% owned by St Barbara. Our registered office is located at Level 10, 432 St Kilda Road, Melbourne, Victoria 3004, Australia; telephone +61 3 8660 1900; facsimile +61 3 8660 1999.

Our major assets are:

•

Our 100% owned Simberi Project, which is located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern PNG. We acquired our interest in the Simberi Project in November 2004.

•

Our 100% owned Gold Ridge Project, which is located on Guadalcanal Island in the Solomon Islands. We acquired our interest in the Gold Ridge Project as a consequence of our acquisition of 100% of Australian Solomons Gold Limited in the year ended June 30, 2010.

Detailed information about each of these projects is provided elsewhere in this report.

Company History

•

In 2006, an Optimized Feasibility Study, or OFS, and the Amendment to the OFS were completed, confirming that an economic and technically viable gold oxide mining project could be developed on Simberi Island. On the basis of these studies, we decided to proceed with mine development in 2006 and awarded contracts for the design and construction of a processing plant capable of processing 2.2 Mtpa on Simberi Island together with associated ancillaries including power, water, tailings disposal and infrastructure including a wharf and a camp.

•

As a result of proceeding with our decision to mine, we concluded an agreement with Simberi in 2006 pursuant to which we purchased Simberi’s outstanding 12.5% free carried interest in the Simberi Project.

•	In March 2007, we commenced the operation of our landing barge “LCT Lady Geraldine”, minimizing delivery times for the delivery of materials to Simberi Island.

•	In May 2007, we received approval from the PNG Mineral Resources Authority to extend the term of ML 136 for an additional term of 10 years ending on December 2, 2018.

•

In July 2007, we put in place 170,000 ounces of hedging as part of our Simberi project financing. The majority of the hedging had been utilized or repaid prior to December 31, 2009 at which time 37,512 ounces of hedging remained. On February 26, 2010, Allied Gold Limited extinguished the last 37,512 ounces of its gold hedging program, giving the Group full price participation in all future production from the Simberi gold mine in PNG Guinea.

•

Dry commissioning activities of our processing plant commenced in December 2007. The Simberi Project commenced production in February 2008. In May 2008, we successfully commissioned our state of the art Ropecon® aerial rope conveyor.

•

In March 2008, we signed a letter of intent with Barrick (PNG) Exploration Ltd., a subsidiary of Barrick Gold Corporation, or Barrick, to enter into a A$20.0 million farm-in agreement with respect to Allied Gold’s exploration license on Tatau and Big Tabar Islands. At the time of entering into the Barrick Letter of Intent, Barrick subscribed for and purchased A$15.0 million of fully paid ordinary shares in Allied Gold at a price of A$0.85 per share. In March 2010, we negotiated Barrick (PNG)’s withdrawal from the joint venture agreement over Tatau and Big Tabar Islands and consequently reassumed management of exploration in the entire area of permit EL609.

•	In 2009, we announced an increase of 437,000 ounces to our ore reserve, extending the remaining mine life for the Simberi Project to over ten years.

•

In 2009, we commissioned a study to evaluate the process engineering options for the expansion of the existing Simberi oxide ore processing plant to a capacity of 3.5 Mtpa to increase production to 100,000 ounces per year, and also commenced a sulphide pre-feasibility study with a view to underpinning an expansion of our production profile by up to an additional 100,000 ounces per year. The expansion is expected to commence in June 2013.

•	In June 2009, we produced our 100,000th ounce of gold at the Simberi Project since commencing production.

•

On September 17, 2009, we announced our offer to acquire the shares of ASG. On February 23, 2010, Allied completed the compulsory acquisition of the ASG shares that it did not already own. As a consequence of this, Allied moved to 100% ownership of ASG and fully acquired Gold Ridge. ASG was delisted from the TSX at the close on January 28, 2010 and has ceased being a reporting issuer.

•

On November 12, 2009, Allied Gold Limited listed on the TSX as part of a successful capital raising completed during December 2009. A total of A$159 million was raised from existing and new institutional shareholders with Allied Gold Limited preserving its blue chip share register. The primary purpose of the funding was to redevelop the Gold Ridge mine in the Solomon Islands.

•

In December 2009, a controlled entity of Allied Gold Limited commenced legal action against Intermet Engineers (Pty) Ltd, or Intermet, and a director of Intermet in respect of breaches of a contract entered into between the controlled entity and Intermet whereby Intermet was contracted to design, procure and manage the construction of gold processing and related facilities for the Simberi Oxide Gold Project. As at the date of this report, the legal action with Intermet is in the process of being settled. The draft deed of settlement has been prepared, where Intermet will pay to us a sum of A$1,375,000 and we will pay Intermet a sum of A$325,000.

•

A$150 million refurbishment and redevelopment of the Gold Ridge project was approved and official ceremonies to mark the commencement of the redevelopment project were held in March 2010. An EPC lump sum contract for A$64.3 million was awarded to GR Engineering Services for refurbishment and expansion of the processing plant and ancillaries.

•

In June 2010, we secured a US$35 million debt facility with the International Finance Corporation. The facility was drawn down in the September 2010 quarter. The 5-year facility had no principal repayments before November 2011 and no gold hedging required. Funds drawn down under the facility were applied to the funding of the redevelopment of the Gold Ridge Project.

•

In November 2010, having lain dormant for almost a decade, mining recommenced at two of the four open pit deposits at Gold Ridge. Following the A$150 million refurbishment, whereby the processing plant’s capacity was increased from 2.0 Mtpa to 2.5 Mtpa, first gold was poured in March 2011.

•

In April 2011, we successfully completed an equity fundraising, raising gross proceeds of A$93.8 million, which were applied to retire existing debt facilities, replace diesel fuel electricity generation at Simberi with heavy fuel oil, expand Simberi production, and provide working capital for exploration and other corporate purposes.

•

On June 30, 2011, Allied Gold Limited successfully implemented the Schemes of Arrangement whereby Allied Gold Mining PLC, a company incorporated in England and Wales, became the holding company of Allied Gold Limited and its subsidiaries. Under the Schemes of Arrangement, Allied Gold Limited’s shares and options on issue as of June 30 2011 were exchanged on a six for one basis for Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the Official List of the LSE and commenced trading on the LSE’s Main Market on June 30, 2011.

•

On December 30, 2011, we entered into a 3-year US$80 million hedge-free gold prepayment facility. The facility was drawn down on January 3, 2012 and was used to repay our US$55 million in financing facilities provided by the International Finance Corporation and the Bank of South Pacific with the balance of the funds providing substantial liquidity for the Group as we complete existing capital expenditure projects. The 3-year loan is repayable in physical gold and the number of ounces to be provided is linked to the prevailing gold price. The notional repayment obligation over the three years is 66,240 ounces with a reference price of US$1,500. There is no explicit interest rate stated in the facility due to the physical delivery mechanism of the loan and the monthly amortization of the outstanding balance. The minimum ounces repayable over the term of the facility (principal and interest) is 56,304 ounces and the maximum ounces repayable over the three year period is 76,176 ounces.

•

On June 29, 2012, St Barbara Limited announced an offer to acquire all of the shares in Allied Gold Mining PLC pursuant to a court-approved scheme of arrangement. The offer was recommended to shareholders of Allied Gold Mining PLC by its Board of Directors, or the Board, in the absence of a superior offer. On September 7, 2012, St Barbara Limited became the sole shareholder of Allied Gold Mining PLC and acquired the entire issued and to be issued ordinary share capital of Allied Gold for A$1.025 in cash and 0.8 St Barbara Limited ordinary shares for each Allied Gold share.

•

Following the acquisition by St Barbara Limited, Allied Gold Mining PLC delisted from the TSX on September 7, 2012, the LSE on September 10, 2012 and the ASX on October 9, 2012, and now operates under the name Allied Gold Mining Limited.

ASG Acquisition

On September 16, 2009, we announced a take-over bid, or the ASG Offer, to acquire all of the issued and outstanding ordinary shares, or the ASG Shares, of ASG on the basis of 0.85 of an ordinary share of Allied Gold for every one ASG Share. The ASG Offer was made pursuant to a take-over bid implementation agreement dated September 16, 2009 between Allied Gold and ASG.

On November 9, 2009, we announced that all of the conditions of the ASG Offer had been satisfied or waived and that we had taken up 63,694,013 ASG Shares deposited under the ASG Offer, representing 49.08% of the issued and outstanding ASG shares, in consideration for which we issued an aggregate of 54,139,911 ordinary shares of Allied Gold to the holders of such ASG Shares.

On November 25, 2009, we announced that at the annual general meeting of ASG on November 24, 2009, Mr. Mark Caruso, the Executive Chairman and Chief Executive Officer of Allied Gold, and Mr. Frank Terranova, the Chief Financial Officer of Allied Gold, had been elected to the board of directors of ASG. Mr. Peter Secker, an independent member of the board of ASG was re-elected as a director. Messrs Stephen Everett, John Bovard, Ian Burvill, T. Sean Harvey, and Hank Tuten withdrew their nominations for re-election as directors of ASG.

On January 13, 2010, we issued compulsory acquisition notices to the remaining shareholders of ASG. The remaining shareholders had until February 13 to take action to challenge the compulsory acquisition of their shares. On February 23, 2010, we issued 4,022,832 of our own shares to complete the compulsory acquisition of the ASG shares that we did not already own. As a consequence of this, we moved to 100% ownership of ASG. All employee options, agent options and warrants issued by ASG had been forfeited or redeemed by February 28, 2010.

In total, Allied Gold Limited took up 129,811,607 ASG Shares deposited under the ASG Offer, representing 100% of the issued and outstanding ASG Shares, in consideration for which we issued an aggregate of 110,339,866 ordinary shares of Allied Gold to the holders of such ASG Shares.

ASG was delisted from the TSX at the close on January 28, 2010 following our successful take-over bid for ASG and ceased being a reporting issuer.

Detailed information regarding the accounting for the acquisition of ASG is provided in Note 31 to our consolidated financial statements for the three years ended June 30, 2011, 2010 and 2009.

Capital and Investment Expenditures

In the three-year period from July 1, 2009 to June 30, 2011, we have invested significantly in:

•

The development of the Simberi Project through the construction of mine related infrastructure, a gold oxide processing plant and expenditure on exploration activities that were focused on identifying and proving additional reserves and securing resources to support the ongoing development of the Simberi Project including the planned development of a sulphide plant.

•	The redevelopment of the Gold Ridge Project subsequent to our acquisition of ASG during the 2010 financial year.

The table below provides a summary of our principal capital expenditures over the three year period to June 30, 2011:

	Year Ended June 30, 2009 AUD	Year Ended June 30, 2010 AUD	Year Ended June 30, 2011 AUD
Simberi Project
Expenditure on development of mine infrastructure and oxide processing plant, including purchases of plant and equipment	23,452,353	24,848,186	7,617,981

Exploration and evaluation expenditure	708,957	9,544,311	8,242,082

Gold Ridge Project
Expenditure on development of mine infrastructure and oxide processing plant, including purchases of plant and equipment	—	34,251,367	129,043,758

There were no significant divestitures of our assets during the three year period. As described in Item 4A above, during the year ended June 30, 2010 we acquired a 100% ownership interest in ASG through a public takeover offer.

B.	Business Overview

1.	General

The principal activities of Allied Gold in the three years ended June 30, 2011 were:

•	The mining, processing and exploration for gold through the development and commissioning of our wholly owned Simberi Project located in PNG.

•	The acquisition and redevelopment of our wholly owned Gold Ridge Project located on Guadalcanal Island in the Solomon Islands.

2.	Principal Markets in which the Company Competes

Our principal operating assets as of June 30, 2011 were a 100% ownership interest in the Simberi Project in PNG and the Gold Ridge Project in the Solomon Islands. Gold produced by these projects is sold in the international commodities markets.

3.	Seasonality of the Company’s Main Business

Our main business of exploring for, producing and selling gold is not subject to significant seasonal variations.

4.	Availability of Raw Materials

The raw materials used by us in the production of gold are primarily ore mined, chemical reagents such as cyanide, lime, caustic soda, hydrochloric acid and carbon, and diesel. Ore mined is sourced from Simberi Island and the Gold Ridge mine on Guadalcanal Island, reagents are sourced primarily from Australia and Europe, and diesel is purchased from PNG and Solomon Islands suppliers. We do not have in place long term supply contracts for our raw materials and, as such, the price paid for those materials is subject to market fluctuations. With the exception of diesel, prices of raw materials have not demonstrated significant price volatility. The raw material prices for diesel are determined based on the price of oil in international commodities markets and has demonstrated significant price volatility over the three year period ended June 30, 2011.

5.	Description of Marketing Channels

We sell the gold we produce in the international commodities markets. Prior to February 26, 2010, gold available for sale was sold predominantly through either our existing hedge book at a fixed price of US$700 per ounce or at the prevailing spot price denominated in U.S. dollars. On February 26, 2010, we terminated our hedge book through the pre-delivery of physical gold into the outstanding hedge book. Subsequent to February 26, 2010, all gold sales were made at the prevailing spot price.

Historically, the counterparties for spot sales have been an Australian gold refinery or Australian financial institutions of good standing. Following the termination of our hedge book, we do not have in place any long term contracts for the sale of gold and sells primarily into the spot market.

6.	Dependency on Patents, Licenses, Contracts of Processes

Our success and/or profitability is not dependent on any patents, licenses, contracts or processes.

7.	Basis of Any Statements made by the Company Regarding its Competitive Position

We have not made any statements regarding our competitive position in this report.

8.	Material Effects of Government Regulation on the Company

We are subject to the laws of the various jurisdictions in which we operates. The legal systems in PNG and Solomon Islands in which jurisdictions our principal assets are located, are less developed than the legal systems of Australia and the United States. The potential risks associated with the PNG and Solomon Islands legal systems are described in Item 3.D. of this report.

We have not experienced any material adverse effects arising from the operation of government regulation in any of the jurisdictions in which we operate.

C.	Organizational Structure

Allied Gold Limited is the parent entity of the Allied Gold Limited group of companies. Set out below is the corporate structure of the Allied Gold Limited group of companies as of June 30, 2011. Allied Gold Mining PLC, now Allied Gold Mining Limited, controls, directly or indirectly, 100% of the voting capital of all entities presented in the structure (which are incorporated under the laws of the jurisdictions noted below).

D.	Property, Plant and Equipment

Simberi Project

Area and Location

Allied Gold’s Simberi Project is located on Simberi Island in the Tabar Islands Group. The Tabar Islands are situated in the New Ireland Province of PNG at approximately latitude 2.5° South and longitude 152° East. The four sparsely inhabited islands of the Tabar Group are located 130 kilometers east of the capital city of New Ireland Province, Kavieng, and 80 kilometers north-west of the Lihir Island site of the world class Ladolan gold deposit. The southern-most island in the group, Tabar Island, lies approximately 30 kilometers north of mainland New Ireland. Simberi Island is the northern-most island of the Tabar Group and measures approximately ten kilometers east-west and eight kilometers north-south.

The Simberi Project comprises:

•	an open-pit mining operation with an associated gold processing plant, located within the 2,560 hectares Mining Lease ML136 on the eastern side of Simberi Island; and

•	a larger 69 graticular sub-block/233 km2 Exploration License, EL609, covering the remainder of Simberi Island and most of the adjacent Tatau and Big Tabar Islands to the south.

Title

The Simberi Project is operated by the Simberi Gold Company, a wholly owned subsidiary of Nord Pacific Limited which is, in turn, a wholly owned subsidiary of Allied Gold Limited.

Mining Leases, or MLs, in PNG are issued by the Mineral Resources Authority, or MRA, on behalf of the National Government. The ML conditions address surface rights such as lost land, trees, vegetation and surface water with compensation due to the lease owner. Alluvial gold rights belong to the citizens of PNG and the landowner.

The lease was conferred on December 3, 1996 for a term of 12 years. On May 4, 2007 the MRA granted the Simberi Gold Company an extension on ML 136 for a term of ten years commencing December 3, 2008 and ending December 2, 2018.

The lease is subject to the following conditions:

•	The Lessee must follow an approved proposal. A proposal has been submitted and approved.

•	The Lessee must comply with the Mining (Safety) Act.

•	The Lessee must comply with conditions imposed by the Department of Environment and Conservation and by conditions set out by the Bureau of Water Resources.

•	The Lessee must provide the Department of Mining and Petroleum, now the MRA, with six monthly reports on exploration and monthly production figures.

•	The Lessee may not use the land without the consent of the State for other purposes than for which the Lease was granted.

•	The Lessee must not interfere with the cultural use of the land without permission and will accommodate traditional uses subject to efficient and safe mining practices.

•	The Lessee shall compensate the owners of private land which is located within the Mining Lease to a level at least within accordance of the Act.

•	The Lessee shall provide the Department of Mining and Petroleum with a Closure Plan and Schedule at least one year before shutdown.

•	The Lessee shall stockpile all topsoil, where practical, to be used for re-vegetation purposes.

•	The Lessee shall submit the open pit mine plan to the Chief Inspector of Mines six weeks before start of mining operations.

•	The Lessee shall submit to the Chief Inspector of Mines all mine plant plans and details, for the mine construction phase and later.

The conditions of the Approved Mining Proposal were:

•	That gold production should have commenced by December 31, 1998. This date was extended to December 31, 2006 and then again to June 3, 2008. First gold was poured in February 2008.

•

The Lessee shall provide an alternative water supply to any village whose normal water supply is impacted by the development. This condition has been addressed by the installation of rainwater tanks, piped spring water and bores installed with hand pumps in a number of the affected areas.

•	The Lessee shall maintain all drainage channels from the mining areas to minimize flood impacts on village areas.

Royalties

A Memorandum of Agreement dated November 21, 1996 details the relationship between the National Government, Provincial Government, Simberi Landowners Association, Tabar Community Government and Simberi Gold Company. Normally the holder of a Mining Lease must pay the PNG government a 2% royalty on the free-on-board value of the product if exported without smelting or refining.

However, under the Memorandum of Agreement, or MOA, all of the royalty is being returned to the landowners whereby 60% goes to Simberi Island, 15% each goes to Tabar and Tatau islanders and 10% to the Central New Ireland Local Level Government. The New Ireland Provincial Government has the right under the MOA to review the royalty distribution if the gold production exceeds 100,000 ounces in any one or more years.

Environment

Historically, there has been no large scale mining and the previous alluvial workings have had no significant impact. There are no pre-existing environmental liabilities.

Prior to construction Simberi must implement an Environmental Management and Monitoring Program, or EMMP. Nord Pacific Limited submitted a draft EMMP in May 1999 and an amendment to the EMMP (now known as the EMP) addressing changes to the previous scope, prepared by Nord Pacific Limited’s consultants, was submitted in July 2003.

A baseline environmental survey was undertaken in June 2003 and two further supplementary environmental baseline studies were completed in March 2004 and December 2004. During the environmental baseline studies, a network of monitoring stations was established to support the ongoing collection of data.

A feasibility study conducted in 2005 addresses the environmental impacts associated with:

•	open cut mining operations and haul roads;

•	ore processing operations;

•	pipeline and power line corridors;

•	deep sea tailings placement; and

•	project infrastructure.

The mitigating engineering measures incorporated into the designs are also described.

The Simberi Project has the following objectives with respect to the environment:

Issue	Objective

Waste Dumps	Elimination of all waste dumps through adoption of bulk mining techniques at the Samat, Botlu and Pigiput deposits. Waste generation at the Sorowar and Pigibo deposits will be placed within the mining voids.

Open Pits	Progressive rehabilitation of the pits to minimize soil erosion and complete re-vegetation.

Pipelines	Provision of engineering safeguards in the design of pipelines.

Access/Haul Roads	Minimization of soil erosion and dust generation.

Processing Plant	Minimize dust generation from crusher and conveyors, containment of chemicals and reagents, comply with air quality and water quality regulations.

Stormwater	Stormwater management of open pits, mine infrastructure and processing plant, minimization of soil erosion, collection of runoff for use in processing in preference to other supplies, installation of silt curtains at mouth of streams most likely to be affected by the project where practical installation and operation can be obtained.

Deep Sea Tailings	Provision of a proven and accepted tailings disposal method, conservative design parameters and compliance with environmental permit conditions.

A letter on February 24, 2004 from the Acting Secretary for the Department of Environment and Conservation confirms that the Environmental Plan Approval for the Simberi Oxide Gold Project that was issued on December 30, 1996 under the Environmental Planning Act 1978 is valid and deemed to be an Environmental (Waste Discharge) Permit for the purposes of the Environment Act 2000.

It also notes that the Department of Environment and Conservation is processing the amendment application which was submitted due to the changes in the mine plan and engineering concept.

A further update to the EMP was prepared and submitted in conjunction with the Optimized Feasibility Study and is under consideration by the Department of Environment and Conservation.

Required Permits

To commence mining in PNG the operator needs a granted Mining Lease and an Environmental Permit.

We hold Water Extraction Permit WE-L3 (15), issued and commencing December 30, 1996 and expiring December 31, 2053, allowing us to extract water from water sources within ML 136 for mining purposes. We also hold Mining Waste Discharge permit WD-L3(36), issued and commencing December 30, 1996 and expiring December 31, 2053.

As part of this process we were required to submit a waste management plan. This plan covers the management and disposal of domestic and industrial wastes.

Surface Rights

From the PNG Mining Act (1992) the granting of ML 136 to Allied confers the following rights:

1)	A Mining Lease authorizes the holder, in accordance with the Mining (Safety) Act (Chapter l95A) and any conditions to which the mining lease is subject, to:

a)	enter and occupy the land over which the mining lease was granted for the purpose of mining the minerals on that land and carry on such operations and undertake such works as may be necessary or expedient for that purpose;

b)	construct a treatment plant on that land and treat any mineral derived from mining operations, whether on that land or elsewhere, and construct any other facilities required for treatment including waste dumps and tailings dams;

c)	take and remove rock, earth, soil and minerals from the land, with or without treatment;

d)	take and divert water situated on or flowing through such land and use it for any purpose necessary for his mining or treatment operations subject to and in accordance with the Water Resources Act (Chapter 205); and

e)	do all other things necessary or expedient for the undertaking of mining or treatment operations on that land.

2)	Subject to the Act, the holder of a mining lease:

a)	is entitled to the exclusive occupancy for mining and mining purposes of the land in respect of which the mining lease was granted; and

b)	owns all minerals lawfully mined from that land.

The granting of EL609 to Allied confers the following rights:

1)	An exploration license authorizes the holder, in accordance with any conditions to which it may be subject, to:

a)	enter and occupy the land which comprises the exploration license for the purpose of carrying out exploration for minerals on that land;

b)	subject to Section 162, extract, remove and dispose of such quantity of rock earth, soil or minerals as may be permitted by the approved program;

c)	take and divert water situated on or flowing through such land and use it for any purpose necessary for his exploration activities subject to and in accordance with the provisions of the Water Resources Act (Chapter 205); and

d)	do all other things necessary or expedient for the undertaking of exploration on the land.

2)	The holder of an exploration license is entitled to the exclusive occupancy for exploration purposes of the land in respect of which the exploration license was granted.

Access

Site personnel work rotating rosters and, as Simberi is not serviced by regular passenger services, charter flights are used to transport company personnel from various locations in PNG, including Port Moresby, Rabaul and Kavieng. A company-built airstrip, located at the southern end of Simberi Island, can accommodate aircraft up to the size of a Bombardier Dash 8 (18.6 tonne, 56 seat twin turboprop).

The company also operates a loading barge, the Lady Geraldine, ferrying bulk supplies to the island on a regular schedule from the mainland towns of Lae in Morobe Province and Rabaul in the New Britain Province. The Lady Geraldine’s capacity is supplemented, as required, by privately owned barges chartered from Lae and Rabaul.

The wharf, processing plant, offices and camp accommodation are located at Pigiput Bay on Simberi Island. Material is brought to the processing plant by either 40 tonne articulated dump trucks along the haul road or a suspended aerial conveying system. An island ring road provides access to all parts of the island and the many hamlets inhabited by the islanders along the coast.

With the exception of several small portions of land purchased by locals and two plantation leases held by Allied Gold, most of Simberi Island is held as communal land, owned by various clans. The mineral deposits relevant to this report occur on this communal land. Compensation agreements have been negotiated with each clan within the proposed mining area for loss and disruption caused by mining activities. Title to the deposits and mineralization rests with the National Government, which then grants rights to development through the issue of mining leases.

The two long term plantation leases, referred to as Pigiput and Pikung Plantations, are located within ML 136 on Simberi Island. Both leases are fully controlled by Allied Gold and valid for 99 years from the grant date (Pigiput, June 13, 1985 and Pikung, January 1, 1938). This land is not subject to communal claims from landowners.

The wharf, processing plant, offices and camp accommodation are all located within the 203 hectares Pigiput Plantation Lease and the project’s airstrip is located fully within the limits of the 140 hectares Pikung Plantation Lease.

Physiography

The Tabar Group islands are fringed by coral reefs and, with the exception of low-lying and sandy Mapua Island, have rugged and hilly interiors typically up to 300 meters in elevation on Simberi Island and up to 600 meters on Big Tabar Island. Flat coastal areas may extend up to several kilometers inland.

Simberi Island, where the known gold deposits occur, is approximately nine kilometers in diameter and comprises a central rugged volcanic core of Pliocene age which rises to over 300 meters in height. The volcanic core is flanked by Pliocene to Pleistocene raised limestone reefs. The reefs are surrounded by Quaternary deposits including lower level raised coral reefs, alluvium and present day fringing coral reefs.

The central part of Simberi Island is deeply dissected, a result of the prevailing high rainfall tropical climate, giving rise to sharp ridges and incised valleys. Features such as volcanic craters or caldera structures cannot be pinpointed with any degree of certainty.

The Pliocene to Pleistocene raised limestone reefs form a broken ring of bluffs around the outermost flanks of the central volcanic terrain. These limestone bluffs are topographic highs that rise to elevations of between 180 meters to 210 meters. The more recent Quaternary reef complexes and alluvial sediments form a flat lying coastal strip.

The vegetation of the Tabar Group of islands varies greatly. Coconut plantations grow notably on Simberi Island and village gardens are tended along the low-lying coastal fringe. Secondary and tertiary forest growth generally covers the hinterland and dense primary rainforest is more restricted to the interior.

Climate

The Tabar Group is located approximately 3° south of the equator, making for a generally humid and wet environment. The islands, however, are not affected by tropical cyclones, being well north of the Southern Cyclone Belt that extends from 10°S to 20°S. Rainfall shows no real seasonal pattern and is distributed throughout the year with a not so distinct wetter period from October through to April. Mean annual rainfall is about 3,000 millimeters, with monthly totals typically varying from about 30 millimeters to 600 millimeters. This range is consistent with data collected at Lihir Island, 80 kilometers to the south-east. There is a no well-defined relationship between elevations, however rainfall can vary from the coast to the interior. Close to sea level, the winds are generally light; with monthly wind speed usually less than 5 knots. Two wind seasons occur during the year, and vary in duration from year to year. Generally, prevailing winds are from the south-east from May to October, while from November to April, they are mainly from the north-west.

History

There is evidence of very limited alluvial gold workings, probably dating from the 1920s, to the north of Sorowar in Matanabol Creek and at Tugi Tugi on Tatau Island.

Prior to systematic exploration being applied in 1981, earlier exploration consisted of reconnaissance surveys searching for copper by Conzinc Rio Tinto and Broken Hill Propriety Ltd.

Nord Pacific Limited acquired an exploration license over the Tabar Islands Group in 1981 at which time modern reconnaissance exploration on Simberi Island indentified gold mineralization. In 1982 a joint venture was established between Kennecott Exploration (Kennecott), Nord Resources and Niugini Mining Ltd, with Kennecott as the operator. The Tabar Joint Venture, Kennecott Explorations (Australia) Ltd (61.6%), Nord Pacific Limited (30%) and Niugini Mining Ltd (8.4%), was formed in 1982 to explore for gold mineralization in Prospecting Authority PA 609-1, on the Tabar Island Group.

Reconnaissance geochemical exploration and geological mapping by Kennecott identified anomalous gold over a large area of eastern Simberi Island. Within this area, there were several prospects with evidence of higher grade and coherent mineralization. These prospects were systematically aircore and diamond drilled between 1983 and 1990, initially testing both oxidized and sulphidic gold mineralization, but later concentrating on the oxide material with a view to testing the viability of a low-cost open-cut mining operation.

In 1993, Nord Pacific Limited re-acquired the interests of both Kennecott and Niugini Mining. Subsequently Nord Pacific Limited continued exploration and in 1996 commissioned a feasibility study. The study demonstrated favorable project economics and culminated in the grant of a Mining Lease (ML 136) to Nord Pacific Limited in December 1996. This study included a detailed review of deposit geology and mineralization, data acquisition methods, data validation and mineral resource estimation methodology. Resource estimates of the Sorowar, Pigiput, Samat South, Samat North and Samat East deposits were reported. The project became uneconomic with the decline in the gold price in early 1997.

In 1997, an extensive drilling program tested extensions to Sorowar and two additional deposits, Botlu and Pigibo. In 1998, the oxide resources at Sorowar were re-estimated using the larger drill database and new estimates were made for the Botlu and Pigibo deposits. The program was successful in almost doubling known resources but a desktop update of the feasibility study carried out in 1999 indicated that the low gold price still precluded development.

In 2002, Nord Pacific Limited entered into two joint ventures with PGM Ventures Corporation (PGM), a Canadian public company. The first venture was known as the Simberi Mining Joint Venture (SMJV) and covered development of the gold resources within ML 136. The second was Tabar Exploration Joint Venture and covered exploration within Exploration License 609 over the remaining areas in the Tabar Group.

The Simberi Oxide Gold Project is wholly contained within ML 136, which was issued in December 1996 to Simberi Gold Company Limited, a wholly owned PNG subsidiary of Nord Pacific Limited. In January 2003, PGM announced an agreement to vend its interest in the Simberi Project into another Canadian public company, Alive International Inc. This transaction resulted in Alive International becoming a 60% owned subsidiary of PGM.

On November 15, 2004, Allied Gold Limited entered into an agreement with Simberi Gold Corporation to acquire its interests in the Tabar Islands Gold Project. Under the terms of the Agreement, Allied Gold moved to an 87.5% interest (ML136) in the Simberi Mining Joint Venture, which was joint venture between Nord Pacific Limited and Simberi Gold Corporation, and a 100% interest in EL609 which covers the remainder of the Tabar Island Group. In

October 2005, agreement was reached with Simberi Gold Corporation for Allied Gold to purchase the remaining 12.5% free carried interest in the Simberi Oxide Gold Project. Accordingly, Allied Gold now controls a 100% interest in ML136.

We also currently hold title to the 233 km2 Exploration License EL609 comprising three blocks A, B and C. EL609 Block A covers the remainder of Simberi Island not included in ML136. Blocks B and C cover the islands of Tatar and Tabar respectively.

Under the PNG Mining Act (1992), an Exploration License may be granted for up to two years and is renewable, subject to the holder reporting on and satisfying prescribed expenditure requirements on approved exploration activities. Documentation for the renewal of Exploration EL609 is currently under review by the PNG Mining Advisory Board. EL609 Blocks B and C were subject to a Letter of Intent, signed with Barrick (PNG) Exploration Ltd in March 2008, through till February 28, 2010 during which time Barrick (PNG) managed all exploration activity. We negotiated a deal allowing Barrick (PNG)’s withdrawal from the terms of the Letter of Intent and have since reassumed management of exploration in the entire area of permit EL609.

Geological setting

Simberi Island is the oldest and northernmost island of the Tabar Island group. It forms part of a silica-poor, potassium-rich alkaline volcanic Pliocene-Pleistocene island arc to the immediate north of New Ireland, PNG. This island arc includes the Lihir, Feni and Tanga Island groups that lie to the south-east of the Tabar Group.

The island arc was distorted by a complex underlying subduction system causing the islands to form along north-south tension gashes. It is inferred that these deep-seated structures have controlled the location of porphyry intrusives derived from re-melting of the oceanic crust following reversal of subduction coupled with epithermal alteration and associated mineralization.

Simberi Island itself is approximately nine kilometers in diameter and is the smallest of the three islands forming the Tabar Island Group. The rugged central part of the island contains volcanic and intrusive rocks in an area about six kilometers in diameter, rising to over 300 meters elevation. The volcanic edifice is partially encircled by raised bioclastic reefal limestone.

The interpreted geological history of the island is that of a volcano-intrusive center in an ocean island arc setting in which the alteration and epithermal gold mineralization, driven by porphyritic igneous bodies intruded below, was emplaced in the waning stages of volcanism.

The currently known gold prospects on Simberi Island are located in the eastern half of the island, within the central volcanic core and are contained within a sub-cropping epithermal alteration system extending 4 kilometers north-south and two kilometers east-west. The host rocks for the mineralization comprise altered andesitic lava flows or intrusives (porphyries), volcanoclastics and tuffs.

Mineralization

Gold mineralization does not appear to be closely associated with any particular lithology. Where recognized, the main primary control of gold mineralization is steeply dipping fracture systems, in places associated with milled breccia dykes (diatremes). Particularly high grades are associated with diatreme-country rock contact zones. Gold mineralization is generally associated with sulphides or iron oxides occurring within all variety of hydraulic fractures, such as simple fracture infills, single vein coatings and crackle brecciation in the more competent andesite units and broad disseminations in the naturally porous volcanoclastic rocks.

In the Oxidized zone, the gold is predominantly associated with iron oxides after sulphides, with higher grades occurring with rare vuggy and chalcedonic quartz.

The Sulphide zone mineralization includes refractory gold hosted by pyrite or marcasite and scarcer arsenopyrite at depth. Trace element analyzes indicate the pyrite is arsenean.

Exploration

The Tabar Island Group has been extensively explored by a number of operators since the discovery of in situ gold in 1981. Exploration in ML 136 is focused around the identified deposits of Sorowar, Pigiput, Pigibo, Botlu, Pigicow, Bekou and Samat. In addition to these, there are a number of smaller prospects yet to be properly defined. Exploration uses a combination of channel sampling, reverse circulation and diamond core drilling.

In addition to ML 136, we also hold Exploration Lease 609 covering most of the rest of the Tabar Island Group. EL609 is also being actively explored.

Drilling

Simberi has been explored and developed using channel sampling, reverse circulation drilling and diamond core drilling. A summary of the drilling history is provided in the following table:

Deposit	Number of Holes	Total Meters
Adora	37	2,407.92
Bekou	71	2,889.05
Botlu	163	14,233.15
Kekenminda	6	621.00
Patan	21	1,417.00
Pigibo	147	16,640.80
Pigicow	141	6,946.00
Pigiput	329	55,438.34
Plant	43	1,322.30
Samat	429	29,234.05
Sorowar	696	69,444.85

Total	2,083	200,594.46

In addition to drilling, various operators have undertaken surface channel sampling. A total of 14,804 samples, each representing approximately five meters of channel, were collected and analyzed and the results stored in the Allied database. The samples have an average grade of 0.52 g/t Au. Some of the channel sampling were used in the estimation of resources done by Minstat Pty Ltd (Botlu and Samat). No channel samples were used in the estimation of Sorowar, Pigiput, Pigibo, Pigicow or Bekou.

Mining

The current mine plan consists of the open pit mining of oxide deposits. The Samat oxide pits have been depleted. Ore is currently being extracted principally from the Sorowar pit.

The Simberi mining operation is a conventional load and haul operation using a mixed fleet of owner equipment. Ore from the Sorowar pit is transported to the processing plant by an aerial conveying system, whereas ore from other deposits are delivered to the processing plant by haul truck. As of June 30, 2011, just over 100,00 tonnes of ore per month is being mined.

Processing

The processing plant was commissioned in February 2008 and was designed to treat a nominal 2.0 Mtpa of ore and produce approximately 75,000 ounces per annum of gold. The processing plant is a conventional carbon-in-leach system, whereby ore is drawn through a mineral sizer onto a conveyor, which transports the ore into a scrubbing and ball-mill circuit. The resulting process slurry then gravitates down a six tank carbon-in-leach circuit for leaching and absorption of gold. Conventional gold recovery is effectuated through carbon stripping and electrowinning, with the electrowinning and smelting taking place in a separate, purpose-built gold room. Tailings material is pumped to a tailing mix tank before gravitating into the ocean through a deep sea tailings placement system.

We have commenced a debottlenecking program of work to increase processing plant capacity and improve recovery. This includes investigating the feasibility of increasing the capacity of our operation to treat 3.5 Mtpa. Sensitivity analysis has been run to test NPV against gold price, head grade, capital cost and operating cost for each throughput case.

Expansion and Development Plans

Oxide expansion

During the 2012 calendar year, we expect to undertake incremental expansion of the processing plant to lift processing capacity to 3.5 Mtpa, to increase gold production to approximately 100,000 ounces per annum. A SAG Mill has been ordered and is being shipped to the site. Contracts for two additional leach tanks have been awarded, and a tendering for a tailings thickener has been completed. At 3.5 Mtpa the Simberi oxide circuit will treat 34.5 million tonnes at a grade of 1.02 g/t Au with a process recovery of ~90% producing one Moz over approximately ten years. Further potential for significant oxide tonnages has been identified around the existing Sorowar and Pigibo deposits. The western side of Simberi island will also undergo exploration for suspected covered (ash) gold mineralized targets over the next 12 to 18 months. The company has made allowance for future expansion of the oxide plant up to 5.0 Mtpa design pending definition of additional oxide reserves.

Sulphide pre-feasibility

During the twelve months ended June 30, 2011, exploration drilling and work was undertaken as part of pre-feasibility study to mine the significant sulphide ore reserves at Simberi. In September 2010, we announced the key findings of the study which point to an additional 100,000 ounces per annum decade-long production. The indicative capital cost (including contingency) of a sulphide circuit is US$200 million (+/- 20%) with a single stage roaster treating 1.5 Mtpa at an ore grade of 2.4 g/t Au.

A formal investment decision will be subject to a bankable feasibility study due in the 2012 calendar year followed by a two year development timeframe. This takes into account a minimum three to five years to process the significant existing Pigiput oxide cap before accessing the first tonnages of sulphide ores and to allow 12 to 18 months of exploration at the Sorowar, Samat and Botlu oxide pits which have not been subject to intense drilling for sulphides. Identification of additional resources provides an opportunity to optimize the sulphide roaster and oxide processing plant and correctly scale throughput for the next 10 to 15 years.

Planned exploration activities

While Simberi has sufficient oxide resources for the next decade, opportunities exist to increase both the oxide and sulphide resources. In the year ending June 30, 2012, we plan to undertake the following exploration activities in relation to the Simberi Project:

•

We budgeted A$8 million to undertake 20,000 meters of diamond core and 40,000 meters of reverse circulation drilling on Simberi Island. This drilling will target pit edge oxides at the Sorowar deposit and underlying sulphide mineralization at Pigiput and Sorowar, as well as testing the possible link between the Samat North and Samat East deposits.

•

On Tatau Island a number of areas of have been highlighted for exploration in the year ahead including Mt Letam, Mt Tiro, Siro, Pepewo and Talik. Drilling is expected to commence at Mt Letam in the December quarter of 2010.

•	The Banesa prospect remains under explored and an IP geophysical survey is planned to help determine the next round of targets.

Gold Ridge Project

Area

The Gold Ridge Project is located on Guadalcanal, one of the five larger islands that comprise the South Pacific Nation of Solomon Islands. The project, located at Latitude 9º 35’ south, Longitude 160º 08’ east (UTM coordinates 8,935,000N – 618,000E), lies approximately 30 kilometers south east of the capital Honiara.

Gold Ridge consists of a Mining Lease (No. 1/1997) that covers an area of 30 km2 and surrounding this is a Special Prospecting license (SPL 194) that covers an area of 130 km2.

Ownership

The Mining Lease was granted on March 12, 1997 and is valid for 25 years, with an option to renew for a further 10 years under the Mines and Minerals Act 1990. The Mining Lease is administered via a mining agreement signed on March 7, 1997 between the SIG, GRML, Ross Mining (Solomon Islands) Limited and Ross Mining N.L. This agreement was then assigned to ASG under an assignment agreement signed between the SIG and ASG dated May 12, 2005.

The Prospecting License was initially granted on September 21, 1995 for a period of three years and expired on September 21, 1998. This was subsequently renewed for two years with minor relinquishments and would have expired by September 21, 2000. This license can be renewed (subject to surface access rights agreements being entered into with landowners) for a further two years once the force majeure currently in force is lifted.

Additionally, there are four separate MOUs signed with the following groups, the Guadalcanal Province, The Ngalimbiu Community, the Obo Community and the Chavuchavu Tribe.

ASG acquired the property under an agreement with the American Home Insurance Company dated December 20, 2004, whereby ASG acquired the assets of JV Mine (Australia) Pty Ltd, which controlled the assets of GRML. In turn, we acquired Gold Ridge through our acquisition of ASG in February 2010.

Significant agreements

There are six agreements relating to the Gold Ridge Mine, which are listed below.

Agreement	Parties to the agreement	Comments

Gold Ridge Mining Agreement Solomon Islands, March 7, 1997	SIG, Ross Mining (Solomon Islands) Limited, GRML and Ross Mining N.L.	Main enabling agreement, Defines royalties, financial, mining and environmental obligations

Agreement Relating to the Development of the Gold Ridge Mine between Ross Mining (Solomon Islands) Limited and GRML and Gold Ridge Community and Landowners Council, October 4, 1996	Ross Mining (SI) Limited, GRML and Gold Ridge Community and Landowners Council	An agreement covering aspects of the relocation exercise and compensation to affected landowners.

Agreement Relating to the Development of the Gold Ridge Mine Between the Government of Solomon Islands and the Gold Ridge Community and Landowners Council, October 4, 1996	SIG and Gold Ridge Community and Landowners Council	An agreement covering aspects of the relocation village, royalty distribution and distribution formula.

Assignment Agreement for Gold Ridge Mining Agreement Solomon Islands, May 12, 2005	SIG, Ross Mining (Solomon Islands) Limited and GRML and Solomon Islands Mining N.L. (formerly Ross Mining N.L.) and Australian Solomons Gold Pty Ltd.	An agreement assigning the main enabling agreement to Australian Solomons Gold Pty Ltd.

Agreement between GRML and the Kolobisi Tailings Dam Association, May 31, 2006	GRML and Kolobisi Tailings Dam Association	An agreement covering additional compensation and social infrastructure benefits to the landowners of the tailings dam area.

Agreement between GRML and the Metapono Downstream Association, May 31, 2006	GRML and Metapono Downstream Association	An agreement covering additional compensation and social infrastructure benefits to the landowners of the downstream communities.

Agreement Between GRML and Gold Ridge Community and Landowners Council, May 31, 2006	GRML and Gold Ridge Community and Landowners Council	An agreement covering additional compensation, relocation housing benefits and social infrastructure benefits to the landowners of the Gold Ridge area.

The following is a summary of the main terms of the Gold Ridge Mining Agreement:

•	Gross Royalty Payment of 1.5% on all production, of which 1.2% is held by the landowners and 0.3% is held by the Guadalcanal Provincial Government.

•	Export duty of 1.5% of gross value of all production payable to the SIG.

•	Corporate Income Tax – not to exceed 35%. Standard deductions apply.

•	Additional Profits Tax of 30% on net cash receipts (gross income less income tax and exploration, development, and production expenses) that are greater than a 25% rate of return.

Mineralization

Gold mineralization at Gold Ridge is related mainly to alteration and veining and to a lesser extent lithology. Early quartz-pyrite-gold mineralization is overprinted by later carbonate-base metal sulphide-gold and epithermal quartz-gold-arsenic mineralization. The Gold Ridge deposits are quartz and arsenic poor relative to typical low sulphidation epithermal systems. Sulphide mineralogy is dominated by pyrite-marcasite with progressively lesser amounts of arsenopyrite, sphalerite, galena and chalcopyrite. Gold appears to be present as electrum in association with pyrite; coarse gold is common, particularly in oxide zones and has often been observed in quartz-carbonate veins particularly where base metal sulphides are present. Veins are not usually abundant even within gold mineralized zones and generally of millimeter scale up to one or two centimeters. Very rarely, multi-phase veins of ten centimeter thickness or greater have been observed.

Of the controls on mineralization, alteration relationships are the most significant; high intensity alteration usually correlates with strong mineralization. Most of the economic gold mineralization relates to argillic alteration associated with pervasive low order silica-pyrite occurrences. High grade mineralization is most frequently observed in zones of strong silica-pyrite and intense argillic alteration. Unaltered, or weakly propylitic altered zones are seldom economically mineralized.

Although alteration assemblages are similar throughout Gold Ridge, the relative abundance and intensity of alteration is different for each deposit. Valehaichichi hosts the most intense and concentrated argillic and silica-pyrite alteration. Propylitic alteration survived at Kupers and Dawsons where argillic and silica-pyrite alteration is less intense.

Primary porosity of shallow dipping, clast supported lithologies was an important factor in the lateral dispersion of gold mineralizing fluids away from subvertical, narrow fissures that provided the conduits. A combination of compressional and strike-slip deformation produced most of the moderate to shallow dipping fractures and veins. Shallow dipping lithological controls as well as moderate to shallow dipping fractures and veins combine to impart a strong subhorizontal distribution to gold mineralization.

Near surface supergene mineralization style is characterised by strongly kaolinitic and often strongly ferruginous saprolite or highly weathered volcaniclastics. With increasing depth, iron oxides are restricted to fracture coatings. Lower limits of oxidation extend up to 40 meters (vertical depth) within fracture zones. The thickness of the supergene enriched zone usually varies from 0 to 20 meters.

Pervasive propylitic alteration is characterised by a chlorite-quartz-carbonate assemblage. Hornblende is altered to dark green chlorite with minor quartz and calcite, while plagioclase changes to a fine mixture of smectite and chlorite. Quartz occurs in the ground mass within areas of chlorite-carbonate alteration, together with common grains of unaltered primary magnetite.

Argillic alteration within the GRV is characterised by pervasive carbonate-micaceous clay (illite-smectite)-pyrite+titanite ranging to micaceous clay + carbonate-pyrite assemblages. Argillic alteration overprinted the earlier and more widespread propylitic alteration event. Argillic alteration is host to narrow alteration zones of strongly developed micaceous clay ± kaolinite-pyrite, kaolinite-pyrite-silica, kaolinite-micaceous clay, and kaolinite carbonate. These zones often host higher gold grades as do veinlets of carbonate-pyrite and quartz-carbonate-sulphide. Abundant kaolinite frequently forms part of the argillic-carbonate alteration assemblage or with carbonate and pyrite as narrow, intensively altered zones. Pyrite usually takes the form of coarse euhedral grains or aggregations disseminated throughout the micaceous clay altered volcaniclastics.

Silica-pyrite alteration within the GRV is a quartz-illite-pyrite-carbonate mineral assemblage. Silica-pyrite alteration usually occurs as matrix infill in conjunction with the formation of dark grey reaction rims around adjacent clasts. Matrix replacement by semi-massive pyrite and kaolinite occurs in some areas of intense silica-pyrite alteration.

Permits Required

The Gold Ridge Project was fully permitted and operated for 22 months until its closure in June 2000. As part of the project acquisition by ASG, the SIG agreed to hold all permits in suspension pending recommencement of operations. Accordingly, we commenced operations under the same permits and approvals as were originally granted, including a Mining Lease that still has 22 years to run and with a further 10 year extension available. ASG also had a Special Prospecting license (SPL 194) surrounding the Mining Lease.

The Gold Ridge Project has an existing TSF. Once the water currently captured is discharged, the TSF will have sufficient capacity for approximately four years’ operation. The cost of expansion, to provide sufficient capacity for over seven years’ operation is allowed for in the estimate of sustaining capital. The geotechnical stability of the TSF has been independently assessed and remains stable in all aspects.

Access

Gold Ridge is linked to Honiara by 40 kilometers of road. The road, to the east of Honiara, crosses several low capacity bridges (maximum 20 tonnes), before turning due south, on to the project road. Heavy construction equipment will need to be landed on the beach at Tetere Bay, to avoid these bridges and the access road will be upgraded substantially. The project includes a fuel storage site located on the coast at Tetere Bay, some 20 kilometers north of the project.

Honiara has a fully serviced international airport and deep sea port, both legacies of the American occupation during the Second World War. The airline Air Freight flies twice weekly to Brisbane, Australia.

Climate and Physiography

The mine area is located on the lower northern slopes of Mount Chaunapaho in the central ranges of Guadalcanal Island. The project area is extremely rugged, with very steep gradients and is heavily forested. The area has a north-south aspect and an approximate average elevation of 550 meters. The gold deposits are situated in the Chovohio and Charivungo river catchments in the headwaters of the Matepono River. Both these rivers have steep gradients with a combined catchment area of 17.4 km2 above their confluence. The river system falls from 1200 meters (Chovohio) and 800 meters (Charivungo) to the sea in 20 kilometers.

The climate is hot and humid with a temperature range of 22°C to 33°C with relative humidity between 72 and 92%. There is little seasonal variation in temperature but the period from November to March generally experiences higher humidity and rainfall. The only long term Meteorological records available for Guadalcanal are from Henderson Airport about 20 kilometers from the mine. It is estimated that the area near the processing plant and open pits near the Gold Ridge summit receives about 2.4 times more rainfall than Henderson Airport. This indicates an average annual rainfall at site of 4,100 millimeters. Rainfall is typically intense, causing rapid and significant surface runoff.

Before the development of the Gold Ridge Mine, the mine area had been extensively disturbed by humans through subsistence gardening, logging, gold panning and settlement. Heavy logging in the Chovohio River catchment occurred in 1974 and again during the last few years up to 1997.

History

In 1568, the Spanish explorer, Sr Alvaro de Mendana recorded the presence of alluvial gold at the mouth of the Matepono River, downstream from the Gold Ridge area. Gold was again discovered in the Gold Ridge catchment in 1931 by the Botanist, Kajewski, in the Matepono and Balasuna rivers and some of their tributaries. Gold was traced to soils and bedrock at Gold Ridge in 1936 by H.J. Ault who identified deposits of alluvial and eluvial gold in the gullies and hillsides.

In 1939, a prospecting license was granted to the Balasuna Syndicate who constructed numerous pits, adits and hydraulic sluicing systems at Gold Ridge until all operations were halted by the Japanese invasion in 1942. Attempts to restart the operation after the war ended were unsuccessful and the Balasuna Syndicate lease lapsed in 1949.

During the period from 1950 to 1972, regional and prospect mapping and sampling was carried out by the British Solomon Islands Geological Survey in a number of field campaigns. This work identified the Gold Ridge area as hosting epithermal style gold mineralization.

CRA Exploration Ltd (CRAE) was granted a Prospecting License in 1974 following a tender process. Work carried out by CRAE included re-sampling of old trenches and pits and also involved augering and detailed mapping of mineralized areas. Five diamond drill holes totalling 496 meters were completed but resulted in low tenor gold grades considered too limited to support a mining operation. Following the withdrawal of CRAE the SIG renewed calls for tenders for exploration of Gold Ridge in 1982.

Amoco Minerals Solomons Ltd successfully tendered for Gold Ridge SPL130 in 1983 and completed almost 3,000 meters of diamond drilling. Cyprus Minerals Solomons Ltd farmed into the project and finally purchased 100% from Amoco in 1985. In the following year they drilled over 10,000 meters of diamond drilling for gold mineralization in previously defined and new soil auger geochemical anomalies. Cyprus entered into a joint venture with Arimco NL in August 1986 completing close to 43,000 meters of drilling in the following four years. Two feasibility studies were commissioned by the joint venture, one in 1990, the other in 1992, with some 56,000 meters of drilling data available in the assay database. Gold Resources were estimated using only diamond drilling results (about 32,000 meters or 57% of the available data) and at relatively high cut off grades (up to 1.5 g/t Au). Contained gold in these estimates ranged between 300,000-500,000 ounces, well below the deposits real potential due to overly conservative assumptions. The joint venture pulled out of the project in 1992 having spent in excess of US$13 million.

Gold Ridge was again tendered by the SIG in 1994 with Saracen Minerals Ltd being the successful bidder. Saracen recalculated the gold resources using a cut-off grade of 1.0 g/t Au and estimated a resource of close to one million of ounces gold.

Saracen sold their entire metals property portfolio, which included gold prospects in Australia, Vanuatu and Solomon Islands (Gold Ridge) to Ross Mining in March 1995 after deciding to refocus on their core business, petroleum exploration.

At the time of the Ross Mining purchase the project was held entirely as Customary Land, a complex system of collective ownership, by the Bahomea people of Gold Ridge. Access and other agreements shortly after acquisition enabled the evaluation of Gold Ridge Special Prospecting License 185. In June 1995 an evaluation program commenced that included diamond core and reverse circulation drilling and a metallurgical appraisal of the Gold Ridge ore types. After a cumulative total of about 32,000 meters of drilling, a feasibility study was completed in 1996. Construction of the 2.0 Mtpa open cut mine started in 1997 with mining commencing in August 1998.

The project was shut down in June 2000 as a result of escalating civil unrest on the Solomon Islands. During the 22 months that the mine was actively operating, the total gold production amounted to approximately 210,000 ounces.

One month prior to shutdown, Delta Gold Pty Ltd took over Ross Mining, and was the legal owner at the time of shutdown. Subsequently Delta merged with Goldfields to form Aurion Gold, which was taken over by Placer Dome Asia Pacific. Eventually the ownership of the project passed on to American Home Insurance Group when the political risk insurance money was paid out.

In 2004, the project was tendered by American Home Insurance Group. The tender was won by ASG, a consortium of private investors, in November 2004.

In February 2010, Allied Gold Limited acquired 100% ownership of the Gold Ridge Project through its acquisition of ASG. An A$150 million refurbishment and expansion was undertaken, increasing the capacity of the existing processing plant from 2.0 Mtpa to 2.5 Mtpa. First gold was produced from the refurbished plant in March 2011.

Geological Setting

The Solomon Islands form part of the Circum-Pacific “Ring of Fire” containing active volcanoes and are located above an active subduction zone. Gold Ridge is located within the central part of Guadalcanal Island which lies between the North Solomon Plate and the San Cristobal Trench. Rock-types occurring on Guadalcanal range from ultramafic to diorite intrusives, felsic to mafic and marine sedimentary rocks to fluvial sediments.

The Gold Ridge deposits are hosted by the Lower Pliocene Gold Ridge Volcanics (GRV) — a distinctive, 800 meters thick, shallow dipping volcaniclastic facies at the base of the more widely distributed Toni Formation. The GRV are restricted to a small fault-bounded basin at a stepover in the Melango-Chovohio structure, which is an arc-normal fault interpreted to have formed as a transfer fault structure. The shape, position and structural setting of the GRV suggest it formed as a pull-apart basin above a jog in the Melango-Chovohio transfer structure during strike-slip reactivation.

The abundance of andesite clasts in the GRV indicates proximity to a now buried and eroded andesitic volcanic centre. The GRV facies consist mainly of conglomeratic material, clastic breccias and minor amounts of inter-bedded siltstones and gritty sandstones, in a series of poorly defined, upward fining cycles of volcaniclastic debris. The sequence is poorly sorted and characterized by lateral and vertical facies variations.

Overall, the GRV sequences are not significantly disrupted by faulting. Surface mapping and core orientation measurements have been interpreted as indicating broad, open folding caused by compressional tectonics.

The four Gold Ridge deposits are low-sulphidation intrusion related epithermal gold deposits and as such display many similarities with other Pacific Rim intrusion related epithermal gold deposits. Other examples of this type of deposit include Waihi in the north Island of New Zealand, the Lihir Gold deposit on Lihir Island in PNG and the Las Crucitas Gold deposit in Costa Rica.

The Gold Ridge deposits are typical low sulphidation epithermal gold in style. The four currently defined deposits from south to north (Dawsons, Kupers, Namachamata and Valehaichichi) stretch over approximately five km2 astride the north-northeast to northeast trending Melango Fault.

A substantial part of the resource at Gold Ridge occurs within the supergene zone of the deposit. Higher grade gold mineralization is directly related to quartz-carbonate vein in-fill and associated clay-pyrite-silica alteration. Silicification intensity at Gold Ridge is weak and is associated with only minor quartz veining. The deposits are open at depth and potential exists for copper-gold porphyry style mineralization below epithermal deposits.

Exploration

At Gold Ridge, exploration core drilling commenced in April 2011. Drilling is initially targeting the Charivunga Mineralized Zone, between the Namachamata and Kupers deposits, where previous operators produced significant down hole intercepts in core holes. Work is progressing on haul road access to Kupers pit. Resettlement housing is due for completion in the December 2011 quarter which will result in the entire mine area cleared by the end of the 2011 calendar year.

Mining

The current mine plan consists of the open pit mining of four oxide deposits named, north to south, Valehaichichi, Namachamata, Kupers and Dawsons.

Similar to Simberi, the Gold Ridge mining operation is a conventional drill, blast load and haul operation using a mixed fleet of owner equipment. The mine fleet consists mainly of 40 tonne to 75 tonne articulated dump trucks loaded by 85 tonne and 100 tonne excavators. The ore is transported to the run-of-mine stockpile located at the processing plant. Having lain dormant for almost a decade, mining recommenced at two of the four pits during November 2010.

Processing

Following the A$150 million refurbishment, whereby the processing plant’s capacity was increased from 2.0 Mtpa to 2.5 Mtpa, first gold was poured in March 2011. As with Simberi, the processing plant is a conventional carbon-in-leach system.

Mined ore is loaded into the front end of the processing plant from the run-of-mine stockpile and fed via an apron feeder into a vibrating scalpel screen, which then separates the ore into two size fractions. Oversized material reports to a single toggle jaw crusher. Scalped (undersized) material and crushed material feed into a single SAG mill via a 950 meter overland conveyor. The SAG mill operates in closed circuit with a classification circuit. A portion of the coarse product from the classification circuit is bled off into a single concentrator for recovery of gold through the associated gravity circuit. Finely ground ore reports directly into two carbon-in-leach circuits, with each circuit consisting of five tanks for leach and adsorption. Carbon is extracted from the front tanks for elution and carbon re-generation. Gold Ridge utilizes a thickener in the circuits to obtain return water, thus reducing reliance on fresh water for processing purposes. Conventional electrowinning and smelting take place in a separate, designated gold room. The tailings from the gold recovery process gravitate to a tailings storage facility located approximately four kilometers way.

Ore Reserves as of June 30, 2011

For the purposes of this report, estimates of ore reserves have been prepared in accordance with the SEC’s Industry Guide 7 under the Securities Act and the following definitions:

•

An “Ore Reserve” means that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserves determination. To establish this, studies appropriate to the type of mineral deposit involved have been carried out to estimate the quantity, grade and value of the ore mineral(s) present. In addition, technical studies have been completed to determine realistic assumptions for the extraction of the minerals including estimates of mining, processing, economic, marketing, legal, environmental, social and governmental factors. The degree of these studies is sufficient to demonstrate the technical and economic feasibility of the project and depends on whether or not the project is an extension of an existing project or operation. The estimates of minerals to be produced include allowances for ore losses and the treatment of un-mineralized materials which may occur as part of the mining and processing activities. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proven Ore Reserves as defined below.

•

The term “economically”, as used in the definition of reserves, implies that profitable extraction or production under defined investment assumptions has been established through the creation of a mining plan, processing plan and cash flow model. The assumptions made must be reasonable, including costs and operating conditions that will prevail during the life of the project.

•

Ore reserves presented in accordance with SEC Industry Guide 7 do not exceed the quantities that, it is estimated, could be extracted economically if future prices were to be in line with the average of historical prices for the three years to June 30, 2011, or contracted prices where applicable. For this purpose, contracted prices are applied only to future sales volumes for which the price is predetermined by an existing contract; and the average of historical prices is applied to expected sales volumes in excess of such amounts. Moreover, reported ore reserve estimates have not been increased above the levels expected to be economic based on our own long term price assumptions.

•

The term “legally”, as used in the definition of reserves, does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved. However, for reserves to exist, there is reasonable assurance of the issuance of these permits or resolution of legal issues. Reasonable assurance means that, based on applicable laws and regulations, the issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with our current mine plans.

•

The term “proven reserves” means reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established. Proven reserves represent that part of an ore body for which there exists the highest level of confidence in data regarding its geology, physical characteristics, chemical composition and probable processing requirements.

•

The term “probable reserves” means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. This means that probable reserves generally have a wider drill hole spacing than for proven reserves.

•

The amount of proven and probable reserves shown below does not necessarily represent the amount of material currently scheduled for extraction, because the amount scheduled for extraction may be derived from a life of mine plan predicated on prices and other assumptions which are different to those used in the life of mine plan prepared in accordance with Industry Guide 7.

•

The estimated ore reserve figures in the following tables are as of January 1, 2011. Metric units are used throughout. The figures used to calculate Allied Gold’s reserves are often more precise than the rounded numbers shown in the tables, hence small differences might result if the calculations are repeated using the tabulated figures.

Simberi Ore Reserves

The focus for much of the 2009 and 2010 calendar years was upon drilling associated with defining ore reserves for the Simberi sulphide pre-feasibility study. A total of 86 diamond drill holes for 21,100 meters and 29 reverse circulation holes for 5,000 meters were drilled during the 2009 and 2010 calendar years.

Most of the activity was focused at Pigiput/Pigibo, where 65 holes were drilled predominantly in sets of multiple radiating holes due to topographical constraints.

In September 2010, we announced an approximate 155% increase in Proven and Probable Reserves at Simberi to 2.13 Moz; of this, the gold contained in oxide/transitional ores and sulphide ore is almost evenly split.

Simberi Ore Reserves (as of January 1, 2011)
	Mt	g/t Au	koz[1]
Proven	11.64	1.06	395
Probable	33.20	1.61	1,716

Total Reserves	44.84	1.46	2,112

[1]	“koz” = thousand ounces

Gold Ridge Ore Reserves

In July 2010, we announced a 135 koz increase in Gold Ridge reserves extending the life of the mine by at least a year, to a minimum of nine years. These additional reserves resulted from the application of a higher hold price and refinement of the resource model. Accordingly, the new ore reserves stand at 1.28 Moz (23.2 Mt at 17.1 g/t Au).

Gold Ridge Ore Reserves (as of January 1, 2011)
	Mt	g/t Au	koz
Proven	—	—	—
Probable	23.2	1.71	1,275

Total Reserves	23.2	1.71	1,275

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A	Operating Results

Twelve months ended June 30, 2011 as compared to the previous twelve months ended June 30, 2010

The tables below summarize the key financial and operating statistics for Allied Gold’s mining and processing activities for the twelve months ended June 30, 2011, the 2011 Year, as compared to the twelve months ended June 30, 2010, the 2010 Year:

Key financial statistic (AUD)	2011 Year	2010 Year
Sales revenue	84,391,962	67,555,369
Gross margin/(loss)	15,553,593	(2,734,171)
Corporate expenses	(13,494,850)	(14,773,680)
Share based remuneration	1,203,840	(6,828,559)
Financial expenses	(2,096,967)	(5,996,122)
Other expenses /(income)	5,441,513	40,561,347

Profit/(loss) for the period	6,607,129	10,228,815

Key financial statistic (AUD)	2011 Year	2010 Year
Cashflow from operations	21,202,522	(20,509,398)
Cashflow from investing activities	(159,308,907)	(63,800,604)
Cashflow from financing activities	132,559,482	148,677,057

Net cash inflows/(outflows)	(5,546,903)	64,367,055

Key operating statistic	Unit of measure	2011 Year	2010 Year
Simberi
Waste mined	tonnes	2,033,355	634,296
Ore mined	tonnes	2,278,664	1,981,500
Ore processed	tonnes	2,085,626	1,949,650
Grade	g/t Au	1.11	1.18
Recovery	%	89.2	87.9
Gold produced	ounces	66,125	64,327
Gold sold	ounces	64,595	63,980

Gold Ridge
Waste mined	tonnes	1,655,917	—
Ore mined	tonnes	460,321	—
Ore processed	tonnes	471,676	—
Grade	g/t Au	1.21	—
Recovery	%	64.6	—
Gold produced	ounces	12,074	—
Gold sold	ounces	6,276	—

Allied Gold reported revenue of A$84.4 million and a net profit after tax of A$6.6 million compared with revenue of A$67.6 million and a net profit of A$10.2 million for the year ended June 30, 2010.

The results for the 2011 Year as compared to 2010 Year reflect the following:

•

Gold sales of 64,595 ounces in the 2011 Year were at an average realized price of A$1,384 per ounce compared to gold sales of 63,980 ounces in the 2010 Year, which were at an average realized price of A$1,136 per ounce. The increased revenue for the 2011 Year reflects this higher average realized gold price.

•

Cost of sales of A$68.8 million for the 2011 Year equates to A$776 per ounce of gold sold compared to the 2010 Year costs of sales of A$70.3 million, or A$823 per ounce. Other variance relates to increases resulting from fuel and power generation expenditure, which related to higher world crude oil prices and additional depreciation and amortisation reflecting the investment by the Group in plant property and equipment, including mobile equipment under finance leases.

	2011 Year	2010 Year
Cost of sales comprise:	(AUD)
Employee expenses	10,100,882	8,455,037
Stores and other consumables	11,036,200	11,350,294
Fuel, power and water	11,080,325	8,952,548
Maintenance	8,249,501	9,298,148
Other	17,104,936	15,593,304

	57,571,844	53,649,331
Depreciation and amortisation charges	16,188,206	13,087,125
Changes in inventories and work in progress	(6,933,617)	1,900,873

	66,826,433	68,637,329
Royalties	2,011,936	1,652,211

	68,838,369	70,289,540

•

The 2010 Year results include A$36.6 million as a gain on acquisition in relation to the purchase of ASG. ASG was the ultimate parent entity of the group that owned the Gold Ridge project prior to purchase by Allied Gold Limited. This was offset by a higher financial expense of A$5.9 million in the 2010 Year compared to A$2.1 million in the 2011 Year relating to A$2.9 million of finance leases which were terminated in the 2010 Year.

Twelve months ended June 30, 2010 as compared to the previous twelve months ended June 30, 2009

The tables below summarize the key financial and operating statistics for Allied Gold’s mining and processing activities for the 2010 Year as compared to the twelve months ended June 30, 2009, the 2009 Year:

Key financial statistic (AUD)	2010 Year	2009 Year (restated)
Sales revenue	67,555,369	77,467,668
Gross margin	(2,734,171)	11,031,019
Corporate expenses	(14,773,680)	(7,545,907)
Share based remuneration	(6,828,559)	(4,130,120)
Financial expenses	(5,996,122)	(3,396,437)
Other expenses /(income)	40,561,347	5,340,236

Profit/(loss) for the period	10,228,815	(7,071,651)

Key financial statistic (AUD)	2010 Year	2009 Year (restated)
Cashflow from operations	(20,509,398)	21,563,200
Cashflow from investing activities	(63,800,604)	(24,402,510)
Cashflow from financing activities	148,677,057	22,963,380

Net cashflow	64,367,055	20,124,070

Key operating statistic	Unit of measure	2010 Year	2009 Year
Simberi
Waste mined	tonnes	634,296	199,746
Ore mined	tonnes	1,981,500	1,708,765
Ore processed	tonnes	1,949,650	1,654,149
Grade	g/t Au	1.18	1.64
Recovery	%	87.9	83.2
Gold produced	ounces	64,327	72,609
Gold sold	ounces	63,980	69,886

Allied Gold reported revenue of A$67,555,369 and a net profit of A$10,228,815 or 1.31 cents per share for the 2010 Year, compared with revenue of A$77,467,668 and a net loss of A$(7,071,651) or (1.65) cents per share for the 2009 Year. The prior period loss of A$(7,071,651) has been restated for the effect of a change in accounting policy in relation to cashflow hedges. The change in policy resulted from a change in accounting standards. The nature and impact of the change in accounting policy is more fully described in Note 3(j) to the financial statements.

The results for the 2010 Year as compared to the 2009 Year reflect the following:

•

Gold production of 64,327 ounces in the 2010 Year represented a decrease of approximately 18% compared to gold production of 72,609 ounces in the 2009 Year. The lower level of production was due to a number of factors including:

•

Thirteen lost days of production as a result of an illegal cease work order which directly impacted gold production in December 2009 and January 2010 and eight days lost production resulting from a structural mechanical failure of Scrubber Trommel processing equipment at the Simberi operations during the March 2010 quarter.

•

The results for the 2010 Year as compared to the 2009 Year also reflect a lower level of production due to unseasonal weather conditions which directly impacted production. During the first quarter of the 2010 Year, abnormally high rainfall limited gold production due to the inability to sequentially access the Sorowar mining area in accordance with the budgeted mine plan which resulted in the delivery of an overall lower run of mine head grade of 1.03 g/t Au to the processing plant. As previously disclosed, mitigation strategies have been initiated to counter the impact of excessive rainfall in future periods.

•

Gold sales of 63,980 ounces in the 2010 Year were at an average realized price of A$1,136 per ounce (US$999 per ounce) before hedge related accounting adjustments and represented a decrease of approximately 8% from gold sales of 69,886 ounces in the 2009 Year which were at an average realized price of A$1,086 per ounce (US$783 per ounce). Revenue from gold sales decreased by A$9,912,299 or approximately 13% due primarily to the lower volume of gold sold.

•

While mining and processing volumes for the 2010 Year exceeded the volumes achieved in the 2009 Year, lower mine head grade of 1.18 g/t Au in the 2010 Year compared to 1.64 g/t Au in the 2009 Year resulted in lower gold being produced from a higher processing plant throughput. The improved mining and processing throughput was principally as a result of our ongoing debottlenecking and optimization initiatives. Management continues to assess and adjust mine planning and mining fleet requirements going forward. In particular, additional mining equipment has been mobilized to site to allow for a more flexible utilization and concentration of mining equipment during periods of dry weather, and all weather access roads to Sorowar and Pigiput mining areas are being constructed.

•

As a direct consequence of achieving nameplate activity, but at a reduced head grade, the lower gold production had an adverse impact on cash costs. In particular, costs increased to A$823 per ounce (US$701 per ounce) for the 2010 Year, compared to A$651 per ounce (US$490 per ounce) for the 2009 Year. As production returns to normalized levels, a corresponding reduction in costs will occur throughout future periods.

•

An increase in corporate expenses from A$7,545,907 in the 2009 Year to A$14,773,680 in the 2010 Year. The increase in corporate expenses during this period was primarily the result of expenditure of approximately A$1.8 million incurred in relation to the acquisition of ASG which we were required to expense through the income statement pursuant to a change in accounting standards that became operative from July 1, 2009. In addition, corporate costs for the 2010 Year reflect the establishment of the corporate support and infrastructure necessary to support the expanded Group following the acquisition of ASG and the implementation of proposed capital expansion projects following the successful capital raising. During the 2010 Year costs, including legal costs, were incurred in relation to the Intermet litigation and in relation to the listing of Allied Gold Limited on the TSX.

•

In the 2010 Year, we recorded a gain of A$36,666,786 in relation to the acquisition of ASG. This gain represents the excess of the fair value of net assets acquired over the consideration paid by us to complete the acquisition. Our accounting for the acquisition is considered in more detail elsewhere in this analysis.

•	In the 2010 Year we incurred share based remuneration expense of A$6,828,559 in relation to options issued to Directors and employees compared to A$4,130,120 in the 2009 Year.

•

During the 2010 Year we realized gains of A$1,006,313 on the sale of shareholdings in listed companies. In the 2009 Year, we recorded an impairment loss of A$1,214,402 in relation to shareholdings in various listed companies, the value of which had declined significantly following a general decline in global equity markets during that period.

•

Included in finance costs for the 2010 Year is a loss of A$2,891,037 on the termination of a finance lease that had been entered into with Minesite Constructions, a related party. The loss represents the difference between the amount paid to extinguish the liability under the agreement and the carrying value of the liability at the time of the termination of the agreement.

•

Pursuant to a US$25 million financing facility we utilized for the construction of the Simberi Project, we were required by our lenders to enter into a hedging program to provide comfort to our lenders of the cash flows going forward. Subsequently in March 2009, Allied Gold repaid the entire project financing facility. In February 2010 we settled our remaining hedge obligations totaling 37,512 ounces of gold through the pre delivery of gold into those hedging contracts. The payback for the retirement of the hedge book is approximately 6 months based on current gold prices. For accounting purposes the “Effective Hedge” component of the mark to market amounting to US$9.5 million is recorded in the Hedge Reserve in equity and will remain in equity and be recognized when the forecast transactions that they were hedging are recognized in the income statement. The “Ineffective Hedge” component of the mark to market per the above table had been recognized directly in the income statement progressively up to, and including, February 26, 2010.

The Effective Hedge component of the mark to market will be amortized to the income statement over the following timeframe:

Quarter ending	Hedging loss to be amortized to income statement US$
March 31, 2010	2,292,734
June 30, 2010	2,347,902
September 30, 2010	2,738,137
December 31, 2010	2,167,794

9,546,567

•

In the 2010 Year, Allied Gold reported a net increase in cash and cash equivalents of A$64,995,412 compared to a net increase of A$20,124,070 in cash and cash equivalents in the 2009 Year. The increased cash flow generation in the 2010 Year was primarily due to:

•	Proceeds from equity raisings of A$149,609,605 (net of capital raising costs) in the 2010 Year compared to A$39,808,621 in the 2009 Year.

•	Cash used by operating activities of A$(20,509,398) in the 2010 Year compared to cash generated from operating activities of A$21,563,200 in the 2009 Year due to:

•	Lower realized AUD gold revenue in the 2010 Year due to lower volumes of gold sold as identified above.

•	Increased cash costs incurred per ounce of production due to lower head grades in the 2010 Year.

•

During the 2010 Year we made net payments of A$(17,826,546) relating to the close out of our gold hedging commitments; in the 2009 Year we generated cash of A$5,122,882 from a restructuring of our hedge book.

•	A significant increase in corporate costs during the 2010 Year as discussed above.

•	Cash used by investing activities increased from A$(24,402,510) in the 2009 Year to A$(63,800,604) in the 2010 Year due primarily to:

•

Expenditure of A$52,105,472 on property, plant and equipment in relation to (i) debottlenecking and optimization initiatives on Simberi Island of A$4.2 million (ii) A$5.4 million on the upgrade of the Simberi mobile equipment fleet (iii) other capital Simberi capital expenditure of A$8.3 million and (iv) capital expenditure on the Gold Ridge redevelopment project of A$34.2 million including A$19.1 million for the purchase of mobile equipment.

•

During the 2010 Year exploration and evaluation expenditure totaling A$(9,544,311) was incurred compared to A$(708,957) in the 2009 Year. Expenditure in the 2010 Year includes payment of a A$2,500,000 deposit on the purchase of Barrick’s interest and A$7.1 on the ongoing Sulphide Feasibility Study being undertaken on Simberi Island.

•

Expenditure of A$(6,915,672) was incurred during the year on development expenditure compared to A$(7,205,878) in the 2009 Year. This expenditure related primarily to activities undertaken on ML136 on Simberi.

B	Liquidity and capital resources

Cash position as of June 30, 2011

Our cash position as of June 30, 2011 was A$78,101,134 in available cash and cash equivalents, compared with A$85,525,391 as of June 30, 2010. The increase was as a result of the equity raising undertaken by us in April 2011. We intend to use the remaining net proceeds from the equity raising for the redevelopment of the Gold Ridge Project in the Solomon Islands which we acquired through our acquisition of ASG and the planned expansion of the Simberi Project to an annual processing capacity of 3.5 Mtpa from the current 2.0 Mtpa.

Finance Activities, Liquidity and Capital Resources

Cash and cash flows for the twelve months ended June 30, 2011 as compared to the previous twelve months ended June 30, 2010.

We reported a net decrease in cash and cash equivalents of A$5.5 million compared to a net increase in cash and cash equivalents of A$64.4 million in the previous twelve months ended June 30, 2010. The cash movements during this period were primarily due to:

•	Cash generated from operating activities of A$21.2 million compared to cash outflow in the previous twelve months ended June 30, 2010 of A$20.5 million attributed to:

•	Receipts from gold sales were A$23.9 million higher due to:

•	higher average gold price realized; and

•	realized hedge losses relating to the previous twelve months ended June 30, 2010 of A$17.8 million relating to the close out of our gold hedging commitments.

•	Proceeds from equity raisings of A$93.8 million and proceeds from borrowings of A$49 million compared to A$159.5 million in the previous twelve months ended June 30, 2010.

•

Cash used by investing activities increased from A$63.8 million in the previous twelve months ended June 30, 2010 to A$159.3 million in the current period due primarily to capital expenditure on property, plant and equipment in relation to Gold Ridge Project.

C	Research and development, patents and licenses etc.

Not applicable.

D	Trend information

Not applicable.

E	Off balance sheet arrangements

Not applicable.

F	Tabular disclosure of contractual obligations

Set out below are the remaining contractual maturities of our contractual obligations as of June 30, 2011:

	Total	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years
Borrowings	41,914,196	41,914,196		—	—
Finance lease liabilities	22,340,680	9,734,737	8,410,146	4,195,797
Operating lease obligations	3,143,172	1,529,330	1,613,842	—	—
Purchase obligations	22,411,747	22,411,747	—	—	—

	89,809,795	75,590,010	10,023,988	4,195,797	—

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

On September 7, 2012, St Barbara completed its acquisition of Allied Gold, at which time all board members and senior management of Allied Gold resigned, and a board nominated by St Barbara was appointed.

Directors

The following table sets out the names of the directors and senior management of Allied Gold, positions held by them with the Company, the date on which they commenced their positions, and the date of expiry of their terms. The table also indicates changes in key management personnel of the Company as a consequence of its acquisition by St Barbara.

Name	Position	Appointed	Term Expired
Timothy J. Lehany	Managing Director & Chief Executive Officer	September 7, 2012	(1)
Garth Campbell-Cowan	Executive Director & Chief Financial Officer	September 7, 2012	(1)
Ross Kennedy	Executive Director & Executive General Manager – Corporate Services and Company Secretary	September 7, 2012	(1)
Mark V. Caruso(2)	Executive Chairman & Chief Executive Officer (Allied Gold Limited)	May 26, 2003	June 30, 2011
Frank Terranova(2)	Executive Director & Chief Financial Officer (Allied Gold Limited)	December 10, 2009	June 30, 2011
Anthony Lowrie(3)	Non-Executive Director	March 9, 2007	September 7, 2012
Montague House(3)(4)	Non-Executive Director	March 4, 2009	September 7, 2012
T. Sean Harvey	Non-Executive Director	March 11, 2010	September 7, 2012

Notes:

(1)

Each director’s term of office expires at the later of the third annual general meeting of shareholders of Allied Gold Mining PLC or three years following that director’s last election or appointment. One third of the directors must retire at each annual general meeting. Retiring directors are eligible for re-election.

(2)

Mr. Mark V. Caruso was appointed Non-Executive Chairman on June 30, 2011, with his term expiring on September 7, 2012. Mr. Frank Terranova was appointed Managing Director and Chief Executive Officer on June 30, 2011, with his term expiring on September 7, 2012.

(3)	Member of the Remuneration and Nomination Committee as of June 30, 2011.
(4)	Member of the Audit, Compliance and Risk Committee as of June 30, 2011.

Biographical information for each member of the Board of Directors, including their principal occupations for the last five years, is set forth below.

Mr. Timothy J. Lehany was appointed Managing Director and Chief Executive Officer on September 7, 2012. Mr. Lehany is a mining engineer with over 25 years of extensive operating experience with a number of mining companies, including Newcrest Mining Ltd and WMC Ltd. His roles covered gold, base metal and nickel mines. Immediately prior to his joining St Barbara Limited in 2009, Mr. Lehany was Executive General Manager Operations at Newcrest Mining Ltd for ten years. Mr. Lehany is a Member of the Australian Institute of Mining and Metallurgy.

Mr. Garth Campbell-Cowan was appointed Executive Director and Chief Financial Officer of Allied Gold Mining PLC on September 7, 2012. With over 25 years’ experience, Mr. Campbell-Cowan is responsible for finance, treasury, taxation, reporting and business analysis, corporate planning and capital management. He has repositioned the finance team to focus on developing financial reporting systems and controls to assist with our growth. He has also established a treasury function. Prior to joining St Barbara in 2006, he was Director of Corporate Accounting at Telstra and has held finance leadership roles with WMC and Newcrest Mining.

Mr. Ross J. Kennedy was appointed Executive Director and Company Secretary on September 7, 2012. Mr. Kennedy has more than 25 years’ experience as a public company secretary and has held a number of public company directorships in resources and technology companies. He has extensive experience in corporate management, including risk management, corporate governance, finance, accounting, commercial negotiations, takeovers, legal contracts, land management, human resources, statutory compliance and public reporting. Mr. Kennedy joined St Barbara in 2004, and currently serves as the Executive General Manager of Corporate Services and Company Secretary

Mr. Mark V. Caruso was Director and Executive Chairman of Allied Gold Limited from May 26, 2003 to September 7, 2012 (with the exception of a period between January 2008 and October 2008, during which Mr. Caruso resigned his position as Chief Executive Officer as Allied Gold appointed another individual to that position; following this individual’s resignation in October 2008, Mr. Caruso resumed the position of Chief Executive Officer of the Company). Mr. Caruso has also served as Managing Director of Mine Site Construction Services since February 1991 and as a director and Chief Executive Officer of Mineral Commodities from September 2000 until May 2009. Mr. Caruso is also a director of Simto Australia Pty Ltd. which is involved in mining, earthmoving, and civil engineering construction earthworks. Former directorships of public listed companies in the last three years are CI Resources Limited (October 2003 until May 2007) and ORT Limited (August 2003 until August 2005).

Mr. Frank Terranova was Director and Chief Financial Officer of Allied Gold Limited from May 2008 to September 7, 2012. He is a chartered accountant with extensive experience in corporate finance and financial risk management predominantly within the mining and manufacturing industries. He has held many positions with various ASX-listed corporations. From November 2007 until April 2008, Mr. Terranova was a self-employed finance consultant. He served as Chief Financial Officer of Queensland Cotton Limited from December 2004 until October 2007. From October 2002 until December 2004, Mr. Terranova served as a consultant to Novabank Pty Ltd., and prior thereto he was treasurer of Normandy Mining/Newmont (Australia) from April 2000 until October 2002.

Mr. Anthony Lowrie was Non-Executive Director of Allied Gold Limited from March 9, 2007 to September 7, 2012. Mr. Lowrie has considerable corporate and finance experience. He was Chairman of ABN AMRO Asia Securities Limited having originally been a partner of Hoare Govett Ltd, which he joined in 1973. Mr. Lowrie is currently a director of Kenmare Resources PLC and the Edinburgh Dragon Trust Ltd. His former directorships include JD Wetherspoon PLC, ABN AMRO Bank Limited, Dragon Oil plc, Quadrise Fuels International Ltd. and the Thai Euro Fund. Mr. Lowrie was a member of the Remuneration and Nomination Committee.

Mr. Montague House was Non-Executive Director of Allied Gold Limited from March 4, 2009 to September 7, 2012. Mr. House is a member of the Australian Institute of Company Directors and was previously a Member of Parliament in Western Australia from February 1986 until February 2005. Mr. House was elected as Deputy Leader of the National Party in 1988. He is also the Chairman of Landcorp Western Australia and a director of Latent Petroleum. He is a former Chairman of Landgate Western Australia. Mr. House was a member of the Audit, Compliance and Risk Committee and Chairman of the Remuneration and Nomination Committee.

Mr. T. Sean Harvey was Non-Executive Director of Allied Gold Limited from March 11, 2010 to September 7, 2012. Mr. Harvey has over 11 years investment banking and merchant banking experience, primarily focused on the mining sector. For the last ten years, he has held senior executive and board positions with various mining companies. He is currently Non-Executive Chairman of Andina Minerals Inc. and Victoria Gold Corporation and Non-Executive Director of Perseus Mining Limited and Polaris Geothermal Inc. Mr. Harvey was formerly Non-Executive Director of Moto Goldmines Limited and Nord Resources Corp. Mr. Harvey was the Chairman of the Audit, Risk and Compliance Committee.

Senior Management

Biographical information for each member of Allied Gold management, other than for Mr. Tim Lehany, Mr. Garth Campbell-Cowan, Mr. Ross Kennedy, Mr. Mark Caruso and Mr. Frank Terranova, whose biographical information is set out above, is set forth below. No member of our management is subject to a non-competition or non-disclosure agreement with the Company.

On September 7, 2012, St Barbara Limited completed its acquisition of Allied Gold Mining PLC, at which time all senior management of Allied Gold Mining PLC resigned, and were replaced by Mr. Tim Lehany, Mr. Garth Campbell-Cowan and Mr. Ross Kennedy.

Mr. Peter Torre was Company Secretary of Allied Gold Limited until September 7, 2012. Mr. Torre is the principal of the corporate advisory firm Torre Corporate, which provides corporate secretarial services to a range of listed companies. Prior to establishing Torre Corporate in July 2003, Mr. Torre was a partner of an internationally affiliated firm of Chartered Accountants working within its Corporate Services Division for over nine years where he also held the position of Chairman of the National Corporate Services Committee. Mr. Torre holds a Bachelor of Business, is a Chartered Accountant, a Chartered Secretary and is a member of the Institute of Company Directors.

Mr. Ross Hastings was Manager of Resource and Development of Allied Gold Limited until September 7, 2012. Mr. Hastings is a geologist with over 20 years international experience working in the minerals industry with a majority of that time working in PNG, at Ok Tedi copper mine in the roles of Geotechnical Superintendent and the Manager Mining, and at the Misima gold mine as Chief Geologist. Since 1996, Mr. Hastings has been involved in the Simberi Project where his roles have included management of exploration and the feasibility and pre-development studies for mine construction.

Mr. Peter DuPlessis was Manager of Simberi Operations of Allied Gold Limited until September 7, 2012. Mr. DuPlessis is a qualified Mine Surveyor and Mine Manager with over 35 years’ experience in deep and shallow mining. Mr. DuPlessis has held senior management positions at a number of mining companies.

B.	Compensation

Details regarding the compensation arrangements for our directors and members of our administrative, supervisory or management bodies are set out under the following main headings:

•	Principles used to determine the nature and amount of remuneration

•	Details of remuneration

•	Service Agreements

•	Share-based compensation

•	Additional Information

The information provided under these sections has been audited as required by section 308(3C) of the Corporations Act 2001.

Principles used to determine the nature and amount of remuneration

The objective of our remuneration framework is to attract and retain executives of sufficient calibre to facilitate the efficient and effective management of our operations and to ensure that executive remuneration is competitive and appropriate for the results delivered. The Board reviews the remuneration packages of all directors and executive officers on an annual basis and makes recommendations regarding the structure and value of those packages.

Remuneration packages are reviewed with due regard to competitiveness, performance, alignment with shareholders’ interests, capital management and other relevant factors. The remuneration framework provides a mix of fixed and at risk compensation.

The remuneration framework is aligned to shareholders’ interests through:

•	incentive payments, having as a core component growth in shareholder wealth, through growth in share price;

•	incentive payments focusing on the production of gold, a key non-financial driver of economic profit; and

•	attracting and retaining high calibre executives.

The Board has established a Remuneration and Nomination Committee which provides advice on remuneration and incentive policies and practices and specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and Non-Executive Directors. The executive directors are not present for any discussions relating to determination of their own remuneration.

Non-executive directors

Fees payable to Non-Executive Directors reflect the demands which are made on, and the responsibilities of, the individual director. Non-executive directors’ fees and payments are reviewed annually by the Board. During the period one non-executive director received share options in accordance with a resolution approved by shareholders at the company’s Annual General Meeting held on November 11, 2009.

The current base remuneration for non-executive directors of A$80,000 per annum was last reviewed with effect from January 1, 2010. Directors receive an additional A$10,000 per annum for each Board sub-committee on which they serve as Chairman. Other directors serving on Board sub-committees receive an additional A$5,000 per annum for each sub-committee to which they are appointed. Current sub-committees of the Board are the Audit, Risk and Compliance Committee and the Remuneration and Nominations Committee.

Non-executive directors’ fees are determined within an aggregate directors’ fee pool limit. The fee pool limit for the current year of A$500,000 was approved by shareholders at the Annual General Meeting on November 28, 2008. On June 30, 2011 the fee pool limited was superseded by the constitution of the new holding company of Allied Gold Limited and its subsidiaries, Allied Gold Mining PLC. The new pool limit allows for aggregate fees of GBP£2 million.

Executive pay

Executives are offered a competitive base pay that consists of fixed components plus incentive payments that are payable at the Board’s discretion. Base pay for senior executives is reviewed annually to ensure each executive’s pay is competitive with the market.

The executive remuneration framework has three components:

•	base pay and benefits, including superannuation;

•	short term cash based incentives available to nominated executives based on KPIs and by board discretion; and

•	long term incentives through participation in the Employee Option Plan.

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

Employee Option Plan

The Allied Gold Limited employee option plan was re-approved by shareholders at the Annual General Meeting on November 28, 2008. The plan is designed to provide long term incentives for senior employees to deliver long term shareholder returns.

On June 30, 2011, Allied Gold Limited successfully implemented the Schemes of Arrangement whereby Allied Gold Mining PLC, a company incorporated in England and Wales, became the holding company of Allied Gold Limited and its subsidiaries. Under the Schemes of Arrangement, Allied Gold Limited’s shares and options on issue as of June 30, 2011 were exchanged on a six for one basis for Allied Gold Mining PLC shares and options.

Given the implementation of the new corporate structure occurred on the balance date, all shares and options holdings have been transferred to Allied Gold Mining PLC. All disclosures of shares and options in the report reflect this change.

Details of Remuneration

The key management personnel of the Group are the directors of Allied Gold Mining PLC and those executives that report directly to the Managing Director as follows. Unless otherwise noted, the key management personnel listed below have all resigned as of the date of St Barbara’s acquisition of Allied Gold Mining PLC:

•	Mr. Drew Anwyll, General Manager, Gold Ridge Operations (resigned June 30, 2011)

•	Mr. Phil Davies, Group Exploration Manager

•	Mr. Peter DuPlessis, General Manager, Simberi Operations

•	Mr. Ross Hastings, General Manager Resource Development

•	Mr. Stephen Kelly, Chief Financial Officer[1]

•	Mr. Peter Torre, Company Secretary

•	Mr. Peter Williams, Group General Manager, Operations (appointed April 2011, resigned August 18, 2011)

[1]	Mr. Kelly was an employee in the prior period but did not meet the definition of key management personnel. He was appointed to the position of Chief Financial Officer on June 30, 2011.

Details of the remuneration of directors and the key management personnel are set out in the following tables.

Key management personnel of the Group and other executives of the Company and the Group-year ended June 30, 2011

Name	Short-term			Long-term			Proportion of remuneration performance related %	Value of options as a proportion of remuneration %
	Cash salary and fees[7] A$	STI cash bonus A$	Total A$	Post employment benefits A$	Share based payments - options A$	Total A$
Non-executive directors
T. Sean Harvey	90,833	—	90,833	—	48,660	139,493	35%	35%
Montague House	94,167	—	94,167	—	—	94,167	—	—
Anthony Lowrie	85,833	—	85,833	—	—	85,833	—	—
Gregory Steemson	90,000	—	90,000	—	—	90,000	—	—

Sub-total Non-executive directors	360,833	—	360,833	—	48,660	409,493

Executive directors
Mark V. Caruso[2,3]	796,145	200,000	996,145	51,750	(835,000)[8]	212,895	n/a	n/a
Frank Terranova[1,2,3]	385,000	250,000	635,000	57,150	(417,500)[8]	274,650	n/a	n/a
Other key management personnel
Drew Anwyll[1,2,4]	320,000	—	320,000	24,000	—	344,000	—	—
Phil Davies[2]	219,893	—	219,893	19,790	—	239,683	—	—
Peter DuPlessis[1,2]	304,856	44,000	348,856	31,397	—	380,253	12%	—
Ross Hastings[1,2]	300,000	100,000	400,000	36,000	—	436,000	23%	—
Stephen Kelly[1,2,5]	183,486	100,000	283,486	25,514	—	309,000	32%	—
Peter Torre[2]	120,000	100,000	220,000	—	—	220,000	45%	—
Peter Williams[2,6]	71,794	—	71,794	6,461	—	78,255	—	—

Sub-total executive directors and key management personnel	2,701,174	794,000	3,495,174	252,062	(1,252,500)	2,494,736

Total directors and key management personnel	3,062,007	794,000	3,856,007	252,062	(1,203,840)	2,904,229

[1]	Denotes one of the five highest paid executives of the Group, as required to be disclosed under the Corporations Act 2001.
[2]	Denotes an executive of the Company, as required to be disclosed under the Corporations Act 2001.
[3]	On June 30, 2011, Mr. Terranova was appointed Managing Director and CEO, while founding Chairman, Mr. Caruso, moved to a non-executive position.
[4]

Mr. Anwyll resigned June 30, 2011. Mr. Darren Gibcus was appointed General Manager, Gold Ridge Operations on July 11, 2011 but is not included in this report as his appointment was subsequent to year-end.

[5]

Mr. Kelly was an employee in the prior period but did not meet the definition of key management personnel. Mr. Kelly was appointed to the position of Chief Financial Officer on June 30, 2011. Mr. Kelly’s remuneration is shown for the full year.

[6]	Mr. Williams was appointed Group General Manager, Operations, in April 2011 and resigned August 18, 2011.
[7]

Salaries, fees and benefits includes gross salary and fees, fringe benefits, allowances and leave entitlements. The Company has also paid insurance premiums in respect of Directors’ and Officers’ Liability Insurance which is not reflected in the above table as there is no appropriate basis for allocation.

[8]

During the period, 5,000,000 options held by Mr. Caruso and 2,500,000 options held by Mr. Terranova lapsed due to failure to satisfy the vesting condition. The value of these options was shown as remuneration in the prior year and has been reversed in the current period as no benefit was obtained by the employees.

Key management personnel of the Group and other executives of the Company and the Group – year ended June 30, 2010

Name	Short-term				Long-term			Proportion of remuneration performance related %	Value of options as a proportion of remuneration %
	Cash salary and fees[3] A$	Prior year salary and fees adjustment[4] A$	STI cash bonus A$	Total A$	Post- employment benefits A$	Share based payments - options A$	Total A$
Non-executive directors
T. Sean Harvey	28,333	—	—	28,333	—	—	28,333	—	—
Montague House	87,500	—	—	87,500	—	270,000	357,500	76%	76%
Anthony Lowrie	81,667	—	—	81,667	—	—	81,667	—	—
Gregory Steemson	127,500	—	—	127,500	—	—	127,500	—	—

Sub-total Non-executive directors	325,000	—	—	325,000	—	270,000	595,000

Executive directors
Mark V. Caruso[1,2]	575,000	106,250	225,000	906,250	61,313	4,397,500	5,365,063	86%	82%
Frank Terranova[1,2]	385,000	83,117	—	468,117	42,131	2,198,750	2,708,998	81%	81%
Other key management personnel
Drew Anwyll[2]	64,266	—	—	64,266	4,820	—	69,086	—	—
Phil Davies[1,2]	218,000	—	—	218,000	19,260	30,870	268,130	12%	12%
Peter DuPlessis[1,2]	250,000	—	—	250,000	22,500	—	272,500	—	—
Ross Hastings[1,2]	280,000	—	—	280,000	25,200	88,200	393,400	22%	22%
Peter Torre[2]	105,000	—	—	105,000	—	44,100	149,100	30%	30%

Sub-total executive directors and key management personnel	1,877,266	189,367	225,000	2,291,633	175,224	6,759,420	9,226,277

Total directors and key management personnel	2,202,266	189,367	225,000	2,616,633	175,224	7,029,420	9,821,277

1	Denotes one of the five highest paid executives of the Group, as required to be disclosed under the Corporations Act 2001.
2	Denotes an executive of the Company, as required to be disclosed under the Corporations Act 2001.
3	Salaries, fees and benefits includes gross salary and fees, fringe benefits, professional memberships and subscriptions, allowances and leave entitlements. The Company has also paid insurance premiums in respect of Directors’ and Officers’ Liability Insurance which is not reflected in the above table as there is no appropriate basis for allocation.
4	In the current period the base salaries of Mr. Caruso and Mr. Terranova were adjusted to align with market benchmarks. The adjusted salaries were effective from October 1, 2008. The adjustment amount in the above table represents amounts accrued and paid in the current period for services rendered in the prior period.

Service Agreements

On appointment to the Board, all non-executive directors enter into a service agreement with the relevant group company, in the form of a letter of appointment. The letter summarizes the Board policies and terms, including compensation, relevant to the office of director.

Remuneration and other terms of employment for the Chairman, Managing Director, Chief Financial Officer and other key management personnel are also formalized in contracts of employment. Some of these agreements provide for the provision of performance related bonuses as well as participation in the Employee Share Option Scheme. Other major provisions of the agreements relating to remuneration are set out below.

All contracts with executives may be terminated by either party giving relevant notice.

Mr. Mark V. Caruso, Chairman (formerly Executive Chairman) 1

•	No fixed term.

•	During the current period, base remuneration of A$575,000 per annum exclusive of superannuation.

Mr. T. Sean Harvey, Non-executive Director

•	No fixed term.

•	Director’s fees determined based on schedule of fees approved by Remuneration and Nomination Committee. The schedule of fees as of June 30, 2011 is presented above under “Details of Remuneration”.

Mr. Montague House, Non-executive Director

•	No fixed term.

•	Director’s fees determined based on schedule of fees approved by Remuneration and Nomination Committee. The schedule of fees as of June 30, 2011 is presented above under “Details of Remuneration”.

Mr. Anthony Lowrie, Non-executive Director

•	No fixed term.

•	Director’s fees determined based on schedule of fees approved by Remuneration and Nomination Committee. The schedule of fees as of June 30, 2011 is presented above under “Details of Remuneration”.

Mr. Gregory H. Steemson, Non-executive Director (resigned August 16, 2011)

•	No fixed term.

•	Director’s fees determined based on schedule of fees approved by Remuneration and Nomination Committee. The schedule of fees as of June 30, 2011 is presented above under “Details of Remuneration”.

Mr. Peter Torre, Company Secretary

•	Three year term commencing October 6, 2008.

[1]

From July 1, 2011, Mr. Caruso will not be paid a salary but will be paid a Director’s fee of A$250,000 per annum as a non-executive Director and an additional A$200,000 cash bonus for successfully bringing Gold Ridge into production on time.

•	Total fixed remuneration of A$120,000 per annum effective December 1, 2009.

•	Three months’ notice of termination by Company. In the event that appointment is terminated by the Company, entitled to the lesser of three months’ base remuneration or balance of contract term.

•	Three months’ notice of termination by Executive. In the event that appointment is terminated by Executive, entitled to three months’ base remuneration plus any amount payable in lieu of notice.

Mr. Frank Terranova, Managing Director (formerly Chief Financial Officer)2

•	No fixed term.

•	Total fixed remuneration of A$626,750, inclusive of superannuation effective July 1, 2011.

•	Entitled to an annual bonus not exceeding 30% of base payments dependent on achievement of specific objectives as determined by the Chairman (formerly Executive Chairman).

•	Eight weeks’ notice of termination. On termination by the Company entitled to termination pay of twelve months’ total fixed remuneration.

Mr. Drew Anwyll, General Manager, Gold Ridge Operation (resigned June 30, 2011)

•	No fixed term.

•	Base annual salary A$320,000 exclusive of superannuation effective May 19, 2010.

•	One month’s notice of termination. In the event the company terminates the employment, payment of three month’s salary will be paid.

•	Entitled to twelve month’s base salary for termination without cause within the first six months of employment plus payment in lieu of notice where applicable.

•	Entitled to six month’s base salary for termination without cause after six months but less than eighteen months of employment, plus payment in lieu of notice where applicable.

•	Entitled to six month’s base salary on termination for redundancy, plus payment in lieu of notice where applicable.

•

Entitled to an annual bonus not exceeding 30% of base salary payable after one year from commencement, dependent on achievement of agreed KPIs including but not limited to cash costs and ounces of gold produced.

•

Entitled to an annual bonus not exceeding 50% of base salary payable annually after two years from commencement, dependent on achievement of agreed KPIs including but not limited to cash costs and ounces of gold produced.

Mr. Phil Davies, Group Exploration Manager

•	No fixed term.

•	Base annual salary A$265,000 exclusive of 9% superannuation, effective July 1, 2011.

•	No bonus clause.

•	One month’s notice of termination.

Mr. Peter DuPlessis, General Manager Simberi Operation

•	No fixed term.

•	Base salary, exclusive of superannuation, was A$300,000 per annum, effective April 18, 2011.

•	Entitled to a performance bonus of A$22,000 gross based upon the satisfaction of achieving quarterly key performance indicators, or KPI’s. The KPI’s are as follows:

(a)	Average cost of gold per ounce sold for the Quarter is A$600 or less, as calculated by the Chief Financial Officer

(b)	The total gold shipped per quarter is a minimum of 21,000 ounces.

[2]	On June 30, 2011, Mr. Terranova was appointed Managing Director and CEO, while founding Chairman, Mr. Caruso, moved to a non-executive position.

While specific KPIs were not achieved during the period, a discretionary bonus of A$44,000 was approved by the Board and paid during the year.

•	In the event the company terminates the employment, payment of three month’s salary will be paid.

Mr. Ross Hastings, General Manager Resource Development

•	No fixed term.

•	Total fixed remuneration of A$300,000 exclusive of superannuation effective January 1, 2010.

•	Entitled to four week’s pay on termination by the company or by the executive.

•	On redundancy entitled to termination pay of twelve months total fixed remuneration.

Mr. Stephen Kelly, Chief Financial Officer (appointed June 30, 2011, formerly Group Finance Manager)

•	No fixed term.

•	Total fixed remuneration of A$335,000 exclusive of superannuation effective July 1, 2011.

•	One month’s notice of termination.

•	Entitled to twelve months total annual base salary (plus 9% superannuation thereon) for termination without cause if the termination occurs on or before June 30, 2012.

•	Entitled to nine months total annual base salary (plus 9% superannuation thereon) for termination without cause if the termination occurs after June 30, 2012 and on or before June 30, 2013.

•	Entitled to six months total annual base salary (plus 9% superannuation thereon) for termination without cause if the termination occurs after June 30, 2013.

•	Entitled to an annual bonus not exceeding 30% of base salary payable after one year from commencement, dependent on achievement of agreed KPIs.

•	Eligible to participate in Long Term Incentive scheme.

Mr. Peter Williams, Group General Manager, Operations (appointed April 2011, resigned August 18, 2011)

•	No fixed term.

•	Total fixed remuneration of A$350,000 exclusive of superannuation effective April 11, 2011.

•	One month’s notice of termination.

•	Entitled to an annual bonus not exceeding 30% of base salary payable after one year from commencement, dependent on achievement of agreed KPIs.

•	Eligible to participate in Long Term Incentive scheme.

Share Based Compensation

Options

Options were granted under the Allied Gold Employee Option Plan which was re-approved by shareholders at the 2008 Annual General Meeting. All full time employees, part time employees and consultants to the Group were eligible to participate in the plan at the absolute discretion of the Board.

As part of the Option Scheme of Arrangement implemented on June 30, 2011, all outstanding Allied Gold Limited options were transferred to Allied Gold Mining PLC options, the new holding company of Allied Gold Limited and its subsidiaries. Each option is convertible into one ordinary share in Allied Gold Mining PLC when exercised. Allied Gold limited no longer has any options on issue.

The options carry no dividend or voting rights.

No ordinary shares were issued pursuant to the exercise of options by any director in the year ended June 30, 2011.

Details of options over ordinary shares in Allied Gold Limited (transferred to options over the shares of Allied Gold Mining PLC) as provided as remuneration to each director of Allied Gold Limited and each of the key management personnel of the Group are set out below. Further information on the options is set out in Note 27 to the financial statements.

	Options granted		% vested in year	% forfeited / lapsed in year	Financial years in which grant vests
Name	Number	Date
Non-executive directors
T. Sean Harvey	1,000,000	June 20, 2011	100%	—	June 30, 2011
	500,000	June 20, 2011	—	—	June 30, 2012
Montague House	1,000,000	November 11, 2009	—	—	June 30, 2010
	500,000	November 11, 2009	—	—	June 30, 2012
Anthony Lowrie	1,500,000	December 5, 2008	—	—	June 30, 2009
	500,000	December 5, 2008	—	—	June 30, 2012
Gregory Steemson	1,500,000	December 5, 2008	—	—	June 30, 2009
	500,000	December 5, 2008	—	—	June 30, 2012

Executive directors
Mark V. Caruso	3,400,000	April 28, 2008	—	—	June 30, 2010
	11,000,000	December 5, 2008	—	—	June 30, 2009
	3,000,000	December 5, 2008	—	—	June 30, 2012
	20,000,000	November 11, 2009	—	—	June 30, 2010
	5,000,000	November 11, 2009	—	100%	June 30, 2011
Frank Terranova	5,000,000	December 1, 2008	—	—	June 30, 2009
	1,250,000	December 1, 2008	—	—	June 30, 2012
	10,000,000	November 11, 2009	—	—	June 30, 2010
	2,500,000	November 11, 2009	—	100%	June 30, 2011

Other key management personnel
Phil Davies	700,000	December 29, 2008	—	—	June 30, 2010
	300,000	December 29, 2008	—	—	June 30, 2012
	175,000	December 22, 2009	—	—	June 30, 2010
Peter DuPlessis	700,000	December 29, 2008	—	—	June 30, 2009
	300,000	December 29, 2008	—	—	June 30, 2012
Ross Hastings	2,750,000	December 1, 2008	—	—	June 30, 2009
	1,000,000	December 1, 2008	—	—	June 30, 2012
	500,000	December 22, 2009	—	—	June 30, 2010
Stephen Kelly	600,000	December 1, 2008	—	—	June 30, 2009
	250,000	December 1, 2008	—	—	June 30, 2012
	250,000	December 22, 2009	—	—	June 30, 2010
Peter Torre	1,500,000	December 1, 2008	—	—	June 30, 2009
	500,000	December 1, 2008	—	—	June 30, 2012
	250,000	December 22, 2009	—	—	June 30, 2010

The percentage forfeited in the above table represents the reduction from the maximum number of options available to vest due to performance criteria not being achieved.

The movement during the reporting period, by value, of options over ordinary shares in the Company held by each key management personnel and other executives of the Group is detailed below:

Name	Value options granted during the year(A) $	Value of options exercised in the year(B) $	Value of options lapsed in year(C) (D) $
Non-executive directors
T. Sean Harvey	48,660	—	—
Executive directors
Mark V. Caruso	—	—	835,000
Frank Terranova	—	—	417,500

(A)

The assessed fair value at grant date of options to the individuals is included in the remuneration tables set out in the remuneration tables under Note 26 to the financial statements included under Item 17. Fair values at grant date are independently determined using the binomial option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The fair value of all options yet to vest was expensed at the grant date.

(B)	During the period none of the named executives or key management personnel exercised any options.
(C)

Options lapsed during the period due to the failure to achieve production conditions (non-market). As the options did not vest, the value represents the original benefit previously recognized in relation to these options.

(D)

On June 30, 2011, Allied Gold Limited successfully implemented the Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of Allied Gold Limited and its subsidiaries. Under the Schemes of Arrangement, Allied Gold Limited’s shares and options on issue as of June 30, 2011 were exchanged on a six for one basis to Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the Official List of the LSE and commenced trading on the LSE’s Main Market on June 30, 2011.

Where options are subject to vesting conditions, no options will vest if the conditions are not satisfied, hence the minimum value of the option yet to vest is nil. The assessed fair value at grant date of options to the individuals is included in the remuneration tables set out under Note 26 to the financial statements included under “Item 17 – Financial Statements”. Fair values at grant date are independently determined using the binomial option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The model inputs for the options granted during the year ended June 30, 2011 included:

Non-Executive Director Options issued June 6, 2011

During the June quarter, 1,500,000 unlisted options were issued to Mr. Harvey, having received shareholder approval at the extraordinary general meeting on June 6, 2011.

	No vesting conditions		Vesting condition[1]
Fair value at grant date	A$	0.04424	A$	0.00884
Exercise price		$0.50		$0.50
Grant date		06/06/2011		06/06/2011
Expiry date		31/12/2011		31/12/2011
Share price at grant date		$0.505		$0.505
Expected price volatility of shares		25%		25%
Expected dividend yield		0%		0%
Risk free interest rate		4.8%		4.8%
Probability discount applied in relation to vesting conditions		0%		80%
Number of options		1,000,000		500,000

[1]

At the time of issue the vesting condition was that, options may not vest until the ordinary share price of Allied Gold Limited’s shares is greater than A$0.70 on five consecutive days after the date of grant. Under the option scheme approved by shareholders on June 6, 2011 the options will not vest until the ordinary share price of Allied Gold Mining PLC’s shares is greater than £2.56 on five consecutive days after the date of grant.

The basis for valuation is as per the grant date.

Additional information

The table below presents information that summarizes the financial performance of the Group over the most recent four year period:

	2011		2010		2009		2008
Revenue	A$	84 million	A$	68 million	A$	77 million	A$	23 million
Net profit/(loss) after tax	A$	6.6 million	A$	10.3 million	A$	(7.1) million	A$	(9.5) million
Share price at year end		n/a	A$	0.37	A$	0.41	A$	0.59
Number of shares on issue at year end		1,199 million		1,040 million		473 million		377 million

As the Group has only recently transitioned into gold production and is continuing the process of establishing a stable operating base, it is considered impractical to provide a meaningful measure of historical Group’s financial performance in relation to executive remuneration.

It is intended that as the Group’s operations stabilise that a more structured performance measurement and reward framework for key management personnel will be designed and implemented in consultation with the Remuneration and Nomination Committee. It is anticipated that such a framework will include the establishment of key performance indicators that align executive remuneration with Group performance and shareholder returns.

C.	Board Practices

Expiration of Director Appointments

The Company’s Non-executive Directors may not hold office for a continuous period in excess of three years or past the third annual general meeting following their appointment, whichever is longer, without submitting for re-election. Directors are elected or re-elected, as the case may be, by shareholders in a general meeting. Directors may offer themselves for re-election.

A Director appointed by the Directors (e.g., to fill a casual vacancy) will hold office only until the conclusion of the next annual general meeting of Allied Gold, but is eligible for re–election at that meeting.

Director’s Service Contracts

Details of Director’s service contracts and remuneration arrangements are presented in Item 6B of this report.

Audit Committee Disclosure

Pre-Approval Policies and Procedures

The Audit, Compliance and Risk Committee pre-approved all audit and non-audit services to be provided to the Company or its subsidiary entities.

For non-audit services, the pre-approval requirement will be satisfied if such non-audit services are promptly brought to the attention of the Audit, Compliance and Risk Committee prior to the completion of the audit and approved by the Audit, Compliance and Risk Committee, or by one or more of its members to whom authority to grant such approvals has been delegated by the Audit, Compliance and Risk Committee. In addition, the Audit, Compliance and Risk Committee may satisfy the pre-approval requirement by adopting specific and detailed policies and procedures for the engagement of non-audit services, so long as the Audit, Compliance and Risk Committee is informed of each non-audit service and such procedures do not include delegation of the Audit, Compliance and Risk Committee’s responsibilities to management.

Remuneration and Nomination Committee

The purpose of the Remuneration and Nomination Committee is to discharge the Board’s responsibilities relating to the nomination and selection of Directors and the compensation of the Company’s executives and Directors.

The key responsibilities of the Remuneration and Nomination Committee are to:

•	Ensure the establishment and maintenance of a formal and transparent procedure for the selection and appointment of new Directors to the Board; and

•

establish transparent and coherent remuneration policies and practices, which will enable Allied Minerals to attract, retain and motivate executives and Directors who will create value for shareholders and to fairly and responsibly reward executives.

The Remuneration and Nomination Committee must comprise at least three Non-Executive Directors, two of which must be independent Non-Executive Directors. The Chairman of the Remuneration and Nomination Committee must be an independent Non-Executive Director.

The members of the Remuneration and Nomination Committee as of June 30, 2011 were: Mr. House (Chairman), Mr. Lowrie, and Mr. Steemson.

The remuneration policy which sets out the terms and conditions for the chief executive officer and other senior executives is set out in Item 6.B. of this report.

D.	Employees

As of June 30, 2011, the Group had 1,545 employees in its operations, as compared to 513 as of June 30, 2010 and 499 as of June 30, 2009. The number of employees included:

As of June 30, 2011

Location	Total
Simberi Project	572
Gold Ridge Project	783
Corporate office	190

1,545

As of June 30, 2010

Location	Total
Simberi Project	341
Gold Ridge Project	141
Corporate office	31

513

As of June 30, 2009

Location	Total
Simberi Project	346
Gold Ridge Project	136
Corporate office	17

499

At the Gold Ridge Project, the workforce has an agreement in place with the Solomons Islands National Union of Workers, which represents all employment sectors in the country. The union can only be involved where more than 50% of the workforce pay union membership fees.

E.	Share Ownership

Fully paid ordinary shares

On June 30, 2011, Allied Gold Limited successfully implemented the Restructuring, whereby Allied Gold Mining PLC became the holding company of the Group. Pursuant to the Restructuring, Allied Gold Limited’s shares and options on issue as of June 30, 2011 were exchanged on a six for one basis to Allied Gold Mining PLC shares and options. The following table sets out the interests of Directors and key management personnel in Allied Gold Limited’s shares as of June 30, 2011:

Name	Number of ordinary shares held
Mark V. Caruso	—
Gregory Steemson	—
Anthony Lowrie	—
Montague House	—
T. Sean Harvey	—
Frank Terranova	—
Peter Torre	—
Ross Hastings	—
Peter DuPlessis	—
Drew Anwyll	—

Outstanding Options

The following table sets forth the details regarding all incentive awards of options over shares of Allied Gold Limited outstanding for each Director and senior management personnel as of June 30, 2011, including awards granted before the most recently completed financial year. For additional information see Item 6.A. above.

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (A$)	Option Expiration Date
Mark V. Caruso	—	$0.50	December 31, 2013
	—	$0.35	November 30, 2011
	—	$0.45	December 31, 2009
Gregory Steemson	—	$0.35	November 30, 2011
Anthony Lowrie	—	$0.35	November 30, 2011
Montague House	—	$0.35	December 31, 2011
Frank Terranova	—	$0.35	October 31, 2011
	—	$0.50	December 31, 2013

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (A$)	Option Expiration Date
Peter Torre	—	$0.35	November 30, 2011
Ross Hastings	—	$0.35	October 31, 2011
Peter DuPlessis	—	$0.35	October 31, 2011

All options are convertible into one of the Company’s ordinary shares.

Employee Share Option Plan

The Company established an employee incentive option scheme, the Option Plan, for, inter alia, the employees and consultants of the Company or any related entity, together the Eligible Persons. The Option Plan was established to advance the interests of the Company by encouraging stock ownership by Eligible Persons and attracting, motivating and retaining Eligible Participants. The Option Plan is administered by the Board. Under the Option Plan, options to purchase shares may be granted by the Board to Eligible Persons. The Board has the authority, subject to the terms of the Option Plan, to determine the terms, including the limitations, restrictions and conditions, if any, upon such grants and shall take into account the skill, experience, length of service with the Company, remuneration level and such other criteria as the directors consider appropriate in the circumstances. The Option Plan provides that directors are not included as Eligible Persons; the Company has a separate plan on substantially similar terms to the Option Plan for members of the Board, except that shareholders must ratify grants of stock options to directors and that options granted to directors do not generally expire until their original expiry date, regardless as to whether a director resigns or is not re-elected prior to such expiry date.

The Option Plan provides that, subject to any regulatory requirements, the exercise price for any option granted under the Option Plan shall be determined by the Board and shall be no less than any minimum specified by the listing rules of the ASX. All offers of option grants will be made using an “Offer Document” as prescribed by the Option Plan or by applicable regulation. The terms of each grant will be set out in the Offer Document. Options are not assignable. The terms of grant of options may be varied by the Board only in accordance with the rules of the ASX, and requires the consent of the grantee if any such variation would be materially prejudicial to the grantee, other than adjustments to comply with applicable legislation, to correct errors, or to permit the Company to comply with the rules of the ASX or foreign laws or regulatory bodies.

Options are exercisable when the conditions in respect of each grant of options have been satisfied and there is otherwise no prohibition precluding the exercise of such options. Options must be exercised in such minimum numbers as prescribed by the rules of the ASX.

The Board may determine in its discretion the number of options to be granted to an Eligible Person. Options are exercisable during a period established at the time of their grant, such period to be set out in the relevant offer document. Any option not exercised prior to the expiry date will become null and void. Options that are not exercisable at the time an Eligible Person ceases to be an Eligible Person for any reason, including termination of employment for cause or resignation, will be immediately null and void. Options that are exercisable at the time an Eligible Person ceases to be an eligible person for any reason, including termination of employment for cause or resignation, will be exercisable for a period of 60 days after such date of termination or resignation. In the case of death, permanent disability, retirement or redundancy of an Eligible Person, the legal representative of such Eligible Person may exercise any unexercised options which are otherwise eligible to be exercised. In such event, the Board may, in its discretion, permit the exercise of options that are not exercisable at such time and have not otherwise lapsed. In all cases, the Board may determine in its discretion that any options that are not otherwise exercisable, but have not lapsed, may be exercised within any such additional time as determined by the Board.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of June 30, 2011, we had a total of 495 U.S. record holders comprising 0.1 % of our issued capital. As a result of St Barbara Limited’s acquisition of Allied Gold pursuant to the Scheme of Arrangement on September 7, 2012, Allied Gold is now a wholly-owned subsidiary, with St Barbara Limited as its sole shareholder.

B.	Related Party Transactions

There are no significant interests of management in transactions involving the Company other than those stated herein or in Note 26 to the financial statements included under Item 17 of this report.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Financial Statements and Other Financial Information

Reference is made to “Item 17 — Financial Statements” for the financial statements included in this report.

B.	Significant Changes

On December 30, 2011, we entered into a 3-year US$80 million hedge-free gold prepayment facility. The facility was drawn down on January 3, 3012 and was used to repay the Company’s US$55 million in financing facilities provided by the International Finance Corporation and the Bank of South Pacific with the balance of the funds providing substantial liquidity for the group as it completes its existing capital expenditure projects. The 3-year loan is repayable in physical gold and the number of ounces to be provided is linked to the prevailing gold price. The notional repayment obligation over the three years is 66,240 ounces with a reference price of US$1500. There is no explicit interest rate stated in the facility due to the physical delivery mechanism of the loan and the monthly amortization of the outstanding balance. The minimum ounces repayable over the term of the facility (principal and interest) is 56,304 ounces and the maximum ounces repayable over the three year period is 76,176 ounces.

On June 29, 2012, St Barbara announced an offer to acquire all of the shares in Allied Gold pursuant to a Scheme of Arrangement. The offer was recommended to shareholders of Allied Gold by the Board of Directors in the absence of a superior offer. On September 7, 2012, St Barbara became the sole shareholder of Allied Gold Mining PLC and acquired the entire issued and to be issued ordinary share capital of Allied Gold for A$1.025 in cash, and 0.8 St Barbara Limited ordinary shares for each Allied Gold share.

Except for the above matters, no matter or circumstance has arisen in the period between June 30, 2011 and the date of this report that has significantly affected, or may significantly affect:

a.	The Company’s operations in the future financial years; or

b.	The results of those operations in future financial years; or

c.	The Company’s state of affairs in future financial years.

ITEM 9.	THE OFFER AND LISTING

Prior to the Restructuring, Allied Gold Limited’s shares were listed on the TSX under the symbol “ALG”, on the ASX under the symbol “ALD” and until June 30, 2011 on AIM, a market operated by the LSE under the symbol “AGLD”. Following the Restructuring, Allied Gold Limited’s shares were de-listed from these exchanges, and shares of Allied Gold Mining PLC were listed on the TSX on June 28, 2011, the ASX on July 1, 2011 and on the LSE on June 28, 2011. Allied Gold Mining PLC’s securities were subsequently delisted from the TSX on September 7, 2012, the ASX on October 9, 2012 and the LSE on September 10, 2012, upon its acquisition by St Barbara. As of the date of this report, 100% of Allied Gold’s Ordinary Shares are held by St Barbara and are not publicly traded.

Set out below is information regarding the Company’s share price history on the ASX and LSE for the periods indicated.

Five most recent financial years — annual high and low

Year Ended	ASX (AUD)		LSE(1) (GBP)
	High	Low	High	Low
December 31, 2012(2)	2.48	1.44	164.50	91.25
December 31, 2011	3.73	0.46	230.00	35.50
June 30, 2011(3)	3.02	0.31	204.00	19.25
June 30, 2010	0.54	0.27	29.25	15.50
June 30, 2009	0.60	0.20	30.00	8.75
June 30, 2008	1.03	0.37	46.25	15.25
June 30, 2007	0.52	0.32	23.75	12.25
(1)	Allied Gold Mining PLC’s shares were listed on the LSE Main Market on June 28, 2011. Prior to the Restructuring, Allied Gold Limited’s shares were listed on the LSE’s AIM until June 30, 2011.
(2)	Allied Gold Mining PLC’s shares were delisted from the ASX on October 9, 2012 and the LSE on September 10, 2012.
(3)	As of June 30, 2011, the Company changed its fiscal year end date to December 31.

Two most recent financial years and subsequent period — quarterly high and low

Quarter Ended	ASX (AUD)		LSE(1) (GBP)
	High	Low	High	Low
March 31, 2013	N/A	N/A	N/A	N/A
December 31, 2012(2)	N/A	N/A	N/A	N/A
September 30, 2012	2.27	2.00	147.00	129.00
June 30, 2012	2.30	1.44	140.00	91.25
March 31, 2012	2.48	1.56	164.50	105.00
December 31, 2011	3.00	2.09	200.80	137.00
September 30, 2011	3.73	2.26	230.00	160.00
June 30, 2011	3.02	0.46	204.00	301.13
March 31, 2011	0.73	0.55	46.88	35.50
December 31, 2010	0.69	0.45	44.00	27.25
September 30, 2010	0.49	0.31	28.75	19.25
June 30, 2010	0.41	0.32	23.25	19.50
March 31, 2010	0.34	0.27	20.50	15.50
December 31, 2009	0.50	0.32	29.25	17.75
September 30, 2009	0.54	0.38	29.25	19.25
(1)	Allied Gold Mining PLC’s shares were listed on the LSE Main Market on June 28, 2011. Prior to the Restructuring, Allied Gold Limited’s shares were listed on the LSE’s AIM until June 30, 2011.
(2)	Allied Gold Mining PLC’s shares were delisted from the ASX on October 9, 2012 and the LSE on September 10, 2012.

Most recent six months — monthly high and low

Month Ended	ASX (AUD)		LSE (GBP)
	High	Low	High	Low
August 31, 2012	2.27	2.05	145.50	136.00
July 31, 2012	2.24	2.00	147.00	129.00
June 30, 2012	2.30	1.44	140.00	91.25
May 31, 2012	2.15	1.55	129.75	97.00
April 30, 2012	1.79	1.65	118.75	109.00
March 31, 2012	1.89	1.56	127.20	105.00

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Allied Gold’s corporate organization and conduct are, together with applicable legal requirements, governed by its articles of association, the Articles. A copy of the Company’s Articles is included as Exhibit 1 to this report. Set forth below is a summary of the principal terms of the Articles.

1. Company Objects & Purposes

Allied Gold is registered as a private company limited by shares under the Companies Act 2006 of the United Kingdom, the Companies Act, and is registered in the United Kingdom with business number 7553802.

The Articles were adopted by shareholders on September 7, 2012. The Articles do not specify Allied Gold’s objects and purposes, and as such, in accordance with Section 31(1) of the Companies Act, the objects of the Company are unrestricted.

2. Directors’ Powers & Qualifications

(a) Interested directors are not counted as participating in the decision making process for quorum and voting process, unless among others, the director’s interest cannot reasonably be regarded as likely to give rise to a conflict or interest, or the conflict of interest arises from a permitted cause, which includes:

•	A guarantee by a director in respect of an obligation incurred by or on behalf of the company or its subsidiaries;

•	Subscriptions for shares or securities of the company; and

•	Arrangements for employee or director benefits, other than special benefits for directors or former directors.

(b) The directors are entitled, pursuant to the Articles, to determine their remuneration for services rendered or undertaken.

(c) The Articles provide that the directors may exercise all powers of the company. However, the Articles do not specifically provide that borrowing powers are exercisable by the directors.

(d) The Articles do not contain any age-limit requirement for the retirement or non-retirement of directors.

(e) The Articles do not contain any share ownership requirements as a qualification to act as a director of the Company.

3. Rights & Restrictions Attaching to Shares

(a) Allied Gold has only one class of shares on issue, i.e. ordinary shares. The rights attached to ordinary shares include the right to dividends in the event that the Company has determined by ordinary resolution to declare dividends, or the directors have decided to pay interim dividends. However, a dividend cannot be declared unless the directors have made a recommendation as to its amount. Dividends may be paid in cash or by the transfer of non-cash assets of equivalent value, including shares or other securities.

If twelve years have passed from the date on which a dividend or other sum became due for payment, and such amount remains unclaimed, the recipient is no longer entitled to that dividend. Such amounts may be invested or made use of by the directors for the benefit of the Company.

(b) A resolution put to the vote of a general meeting must be decided by a show of hands unless a poll is demanded. A poll on a resolution may be demanded by the chairman of the meeting, the directors, two or more persons having the right to vote on the resolution, or persons representing not less than one tenth of the total voting rights of all shareholders having the right to vote on the resolution. Directors may be appointed by ordinary resolution of the Company or by a decision of directors. The Articles do not provide for reelection of directors at staggered intervals and do not permit or require cumulative voting.

(c) Except as described above with respect to dividend distributions by ordinary resolution of the Company, the Articles do not contain any specific rights of shareholders to share in the profits of the Company.

(d) The Articles do not provide any priority rights for shareholders to share in any surplus in the event of liquidation, or exclude any shareholders from sharing in such surplus.

(e) The Articles do not provide for redemption of ordinary shares.

(f) The Articles do not contain any sinking fund provisions.

(g) The Articles provide that all shares, other than those issued to subscribers upon formation of the Company, are to be fully paid up.

(h) There is no provision in the Articles which discriminates against an existing or prospective shareholder as a result of that shareholder owning a substantial number of shares.

4. The Articles may be amended by special resolution of the Company, being a resolution passed by a majority of not less than 75% of the members of the Company, and any members are bound by such alteration, unless it requires such member to subscribe for more than the number of shares currently held by such member or increases the liability of such member to contribute to the Company’s share capital.

5. The Articles do not require the Company to hold an annual general meeting. The directors may call a general meeting of the members of the Company, and must call a general meeting if requested by members holding one-tenth of the voting shares or one-tenth of the voting rights. In accordance with Section 307 of the Companies Act, at least fourteen (14) days’ notice must be provided in order to call a meeting of the members unless consented to in writing by a majority of the members.

6. The Articles provide that if any ordinary shares are issued to any person other than St Barbara Limited or its nominees, such new member will be obliged to transfer all ordinary shares held by such new member to, or as directed by, St Barbara Limited.

7. Except as described above with regard to issuance of shares to new members, the Articles do not contain any provisions that would prevent a change in control of the Company.

8. The Articles do not contain any provision requiring disclosure of shareholder ownership beyond any specified threshold.

C.	Material Contracts

Except for contracts made in the ordinary course of business, the Company has not entered into any contracts material to the Company since July 1, 2009 that are still in effect as of June 30, 2011.

D.	Exchange Controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. All payments and transactions in excess of A$5,000 to non-residents of Australia must be reported to the Australian Cash Transactions Agency, which monitors such transactions, whether they are in the form of cash, dividends or capital profits.

The Foreign Acquisitions and Takeovers Act, or Foreign Acquisitions Act, sets forth limitations on the rights of Australian non-residents to own or vote the ordinary shares of an Australian company. The Foreign Acquisitions Act permits the Commonwealth Treasurer to examine acquisitions and arrangements that could result in foreign persons controlling an Australian business. The Commonwealth Treasurer may prohibit a proposed takeover if it would lead to a change of control of a business where the resultant control would be foreign and therefore considered to be against the national interest. The Foreign Acquisitions Act contains divestiture provisions to ensure it can be enforced, as well as, stringent monetary-penalty provisions for breaches and the making of false or misleading statements.

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

The Foreign Acquisitions Act requires foreign persons or foreign-controlled entities to give 40 days’ notice to the Commonwealth Treasurer of a proposal to acquire or increase (or offer to acquire or increase) a single interest of 15% or more of the ownership or voting power of an Australian company. If two or more foreign persons or foreign-controlled entities are acting together, the threshold is 40% in the aggregate.

The Constitution of the Company does not contain any additional limitations on a non-resident’s right to hold or vote the Company’s securities.

E.	Taxation

The taxation discussion below describes the material Australian income tax and U.S. federal income tax consequences to a U.S. holder (as hereinafter defined) of owning Allied Gold Limited ordinary shares. Accordingly, the following discussion is not relevant to non-U.S. holders of Allied Gold Limited ordinary shares.

The discussion is based on the Australian and U.S. tax laws currently in effect, as well as on the double taxation convention between Australia and the United States, the Australian Treaty. These laws are subject to change, possibly on a retroactive basis. For the purposes of this discussion, a U.S. holder is a beneficial owner of ordinary shares who is, for U.S. federal income tax purposes: (i) a citizen or resident alien of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (B) that has made a valid election to be treated as a U.S. person for tax purposes.

We recommend that U.S. holders of ordinary shares consult their own tax advisers regarding the Australian and U.S. federal, state and local tax and other tax consequences of owning and disposing of ordinary shares in their particular circumstances.

Shareholdings in Allied Gold Limited

Australia taxation

In this section, references to ‘resident’ and ‘non-resident’ refer to residence status for Australian income tax purposes.

Dividends

Dividends (including other distributions treated as dividends for Australian tax purpose) paid by Allied Gold Limited to a U.S. holder who or which is a resident of Australia, or to a non-resident of Australia whose holding is effectively connected with a permanent establishment in Australia, may be subject to income tax.

Under the Australian Treaty, dividends paid by Allied Gold Limited to a U.S. holder who or which is eligible for treaty benefits and whose holding is not effectively connected with a permanent establishment in Australia or, in the case of a shareholder who performs independent personal services from a ‘fixed base’ situated therein, is not connected with that “fixed base”, may be subject to Australian withholding tax at a rate not exceeding 15% of such gross dividend.

The payment of Australian income tax by an Australian company, such as Allied Gold Limited, generates a franking credit for the company. Broadly, an amount of tax paid by the company flows through to shareholders (as a “franking credit”) when the company pays a dividend which is franked by the company. Fully franked dividends paid to non-resident shareholders are not subject to withholding tax.

Dividends paid to non-residents of Australia are also exempt from withholding tax to the extent to which such dividends are declared by Allied Gold Limited to be conduit foreign income. Conduit foreign income is made up of certain amounts that are earned by Allied Gold Limited that are not subject to tax in Australia, such as dividends remitted to Australia by foreign subsidiaries.

Any part of a dividend paid to a U.S. holder that is not “franked” and is not conduit foreign income will generally be subject to Australian withholding tax unless a specific exemption applies.

Sale of ordinary shares

A U.S. holder who or which is a resident of Australia (other than certain temporary residents) may be liable for income tax on any profit on disposal of ordinary shares or Australian capital gains tax on the disposal of ordinary shares acquired after September 19, 1985.

No income or other tax is payable on any profit on disposal of ordinary shares held by a U.S. holder who or which is a non-resident of Australia except if the profit is of an income nature and sourced in Australia, or the sale is subject to Australian capital gains tax. Under the Australian Treaty, if the profit is sourced in Australia, it will not be taxable in Australia if it represents business profits of an enterprise carried on by a U.S. holder entitled to treaty benefits and the enterprise does not carry on business in Australia through a permanent establishment situated in Australia. Australian capital gains tax will not generally apply to a disposal of the ordinary shares by a U.S. holder who or which is a non-resident of Australia unless the shares have been acquired after September 19, 1985 and:

•	the ordinary shares have been used by the U.S. holder in carrying on a trade or business through a permanent establishment in Australia;

•

the U.S. holder (together with associates) directly or indirectly owns or owned 10% or more of the issued share capital of Allied Gold Limited at the time of the disposal or throughout a 12-month period during the two years prior to the time of disposal and the underlying value of Allied Gold Limited at the time of disposal is principally derived from taxable Australian real property; or

•	the U.S. holder is an individual who elected on becoming a non-resident of Australia to continue to have the ordinary shares subject to Australian capital gains tax.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our Ordinary Shares. It applied to you only if you hold the Ordinary Shares as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities;

•	a bank;

•	a trader in securities that elects to use mark-to-market method of accounting for securities holdings;

•	a tax-exempt organization;

•	a person who invests through a pass-through entity, including a partnership;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a former citizen or a long-term resident of the United States;

•	a person that actually or constructively owns 10% or more of our voting stock (including ADSs);

•	a person that holds ordinary shares or ADSs as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment; or

•	a U.S. Holder whose functional currency is not the U.S. dollar.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of ordinary shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Ordinary Shares.

Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership, and disposition of Ordinary Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service, IRS, has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of ordinary shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

This section is based on the Internal Revenue Code of 1986, as amended, the Code, its legislative history, existing and proposed regulations, published rulings and court decisions all as currently in effect. These laws are subject to change, possibly on a retroactive basis. If a partnership holds the Ordinary Shares, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Each such partner holding the Ordinary Shares is urged to consult his, her or its own tax advisor.

You are a U.S. Holder if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of dividends

U.S. Holders. Under the U.S. federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. Holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold Ordinary Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the Ordinary Shares will generally be qualified dividend income but there can be no assurance in this regard.

You must generally include any Australian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when the holder receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the Ordinary Shares and thereafter as capital gain.

The amount of any dividend paid in foreign currency will equal the U.S. dollar value of the foreign currency received calculated by reference to the exchange rate in effect on the date the dividend is received by the depositary, regardless of whether the foreign currency is converted into U.S. dollars. If the foreign currency received as a dividend is converted into U.S. dollars on the date of receipt, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the foreign currency received as a dividend is not converted into U.S. dollars on the date of receipt, you will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the foreign currency will generally be treated as ordinary income or loss from sources within the United States.

Subject to certain limitations, Australian tax withheld in accordance with the Australian Treaty and paid over to Australia will be creditable against an individual’s U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are taxed at the capital gains rate. To the extent a refund of the tax withheld is available to a U.S. Holder under Australian law or under the Australian Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the holder’s U.S. federal income tax liability. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Australian income tax withheld, but only for a taxable year in which the U.S holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year.

For foreign tax credit purposes, dividends will be income from sources outside the United States and will generally constitute “passive category income” for purposes of computing the foreign tax credit. In certain circumstances, if you have held Ordinary Shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends that we pay. In general, a taxpayer’s ability to use foreign tax credits may be limited and is dependent on the particular circumstances. U.S. Holders should consult their own tax advisers with respect to these matters.

Taxation of capital gains

U.S. Holders. Subject to the PFIC rules discussed below, if you are a U.S. Holder and you sell or otherwise dispose of your Ordinary Shares, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your Ordinary Shares. Capital gain of a noncorporate U.S. Holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

The U.S. dollar value of any foreign currency received upon a sale or other disposition of Ordinary Shares will be calculated by reference to the spot rate in effect on the date of sale or other disposal (or, in the case of a cash basis or electing accrual basis taxpayer, on the settlement date). A U.S. Holder will have a tax basis in the foreign currency received equal to that U.S. dollar amount, and generally will recognise foreign currency gain or loss on a subsequent conversion or other disposal of the foreign currency. This foreign currency gain or loss generally will be treated as U.S. source ordinary income or loss.

Passive Foreign Investment Company Rules

PFIC rules. Based on our expected income and assets, the Ordinary Shares should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. Holder is permitted to elect and does elect to be taxed annually on a mark-to-market basis with respect to the Ordinary Shares, gain realized on the sale or other disposition of your Ordinary Shares would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the Ordinary Shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your Ordinary Shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your Ordinary Shares. Dividends that you receive from us and that are not treated as excess distributions will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

Persons having a right of inspection of the Company’s records under the Australian Corporations and Securities Legislation can inspect such records by contacting the Company’s registered office at Level 10, 432 St Kilda Rd, Melbourne VIC 3004.

We are subject to the information requirements of the Exchange Act. Accordingly, periodic reports on Form 6-K and annual reports on Form 20-F should be filed with the SEC. A copy of any document filed can be read at the SEC’s public reference room at 100 F Street, N. E., Washington, D.C. 20549. For further information, please call the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public at the SEC’s web site at: http://www.sec.gov.

I.	Subsidiary information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to “Item 17— Financial Statements” for the financial statements included in this annual report. Note 30 to those financial statements provides quantitative and qualitative disclosures about our market risk exposures.

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

Gold price risk

Gold price risk is the risk that fluctuations in the price of gold will have an adverse effect on current or future earnings. We may use derivative financial instruments to hedge some of our exposure to fluctuations in gold prices. In order to protect against the impact of falling gold prices, we enter into hedging transactions that provide a minimum price to cover non-discretionary operating expenses, repayments due under the group’s financing facilities and sustaining capital. The majority of our forecast production is unhedged, allowing it to take advantage of increases in gold prices.

Prior to February 26, 2010, call and put options were used by us to manage the gold price risk. On February 26, 2010, we terminated our gold hedging facilities and in the period from February 26, 2010 to June 30, 2010 have maintained an unhedged position in relation to gold price risk. As we did not have any hedging in place as of June 30, 2010, it was fully exposed to gold price risk.

We had nil net forward pricing commitments outstanding against future production as of June 30, 2011.

Foreign exchange risk

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not our functional currency. We operate internationally and are exposed to foreign exchange risk arising from various currency exposures primarily with respect to the PGK, the U.S. dollar, the Solomon Island dollar and the British pound sterling. No material programs for hedging foreign exchange risk were implemented by the group in the 2010 or 2011 reporting periods.

Interest rate risk

Our main interest rate risk arises from variable rate interest rates on cash and cash equivalents. No hedging programs were implemented by the Group to manage interest rate risk during the 2010 or 2011 reporting periods.

Equity price risk

We are exposed to equity securities price risk arising from investments classified on the statement of financial position as available for sale. Investments in equity securities are approved by the Board on a case-by-case basis.

The majority of our available for sale equity investments are in junior resource companies listed on the ASX and are included in the S&P/ASX All Ordinaries Gold index.

Credit risk

Credit risk is the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the Group. Credit risk is managed at the Group level. We have not generally obtained collateral or other security to support financial instruments subject to credit risk, but adopted a policy of only dealing with credit worthy counterparties. Trade and other receivables mainly comprise banking institutions purchasing gold under normal settlement terms of two working days.

All cash balances are on deposit with the banking institutions that are members of a highly rated major Australian banking group.

Liquidity risk

Our liquidity position is managed to ensure sufficient liquid funds are available to meet our financial obligations in a timely manner. We manage liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the group has the ability to access required funding.

The tables below analyze our financial liabilities, net settled derivative financial instruments into relevant maturity groupings based on the remaining period to contractual maturity at the reporting date:

Group entity as of June 30, 2011

	Total	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years
Borrowings	41,914,196	41,914,196		—	—
Finance lease liabilities	22,340,680	9,734,737	8,410,146	4,195,797
Operating lease obligations	3,143,172	1,529,330	1,613,842	—	—
Purchase obligations	22,411,747	22,411,747	—	—	—

	89,809,795	75,590,010	10,023,988	4,195,797	—

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders or use of proceeds.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules, regulations and forms, and that such information is accumulated and communicated to the chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures. The Company’s current management did not perform the evaluation required by paragraph (b) of Exchange Act Rule 13a-15 of the effectiveness of “disclosure controls and procedures” (as defined in Exchange Rule 13a-15(e)) as of June 30, 2011. However, the Company’s management has concluded, as of the date of this report and on the basis of the Company’s inability to timely file its Form 20-F for the fiscal year ended June 30, 2011, that the Company’s disclosure controls and procedures in existence as of June 30, 2011 were ineffective as of such date. The material weaknesses in the Company’s internal control over financial reporting that existed as of the year ended June 30, 2011 are described below.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

The Company’s management, including our chief executive officer and chief financial officer, does not expect that our internal controls will prevent or detect all errors and fraud. A control, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. In addition, any evaluation of the effectiveness of controls is subject to risks that those internal controls may become inadequate in future periods because of changes in business conditions, or that the degree of compliance with the policies or procedures deteriorates.

The Company’s management, including our chief executive officer and chief financial officer, has not conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2011, based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. However, management, including our chief executive officer and chief financial officer, believes it has identified a number of material weaknesses in our internal control of financial reporting that existed as of the year ended June 30, 2011 that are described below.

Material weakness (within the meaning of PCAOB Auditing Standard No. 5) is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The Company’s management, including our chief executive officer and chief financial officer, cannot conclude that it has identified all material weaknesses but believes that at least the following material weaknesses in internal control over financial reporting existed as of June 30, 2011:

•	Financial Reporting Closing Process

The Company did not fully design, establish or maintain effective and documented financial accounting policies and procedures in order to generate financial statements and lodge statutory filings within the required timeframes under applicable law, including the Exchange Act.

•	Gold sales controls

The Company did not maintain adequate policies, procedures and records to oversee the gold sales processes, including:

•	List of authorized signatories to deposit funds into the Company’s bank accounts via a third party provider;

•	Standard settlement instructions, including authorized signatories, in order to confirm transactions with counterparties; and

•	Review of gold book reconciliations with refinery out-turns.

•	IT Environment

The Company did not maintain adequate policies and procedures in relation to system changes, access requests, disaster recovery, and anti-virus/firewall mechanisms.

•	Gold in circuit valuation

The model used to value gold in circuit was not reviewed on a regular basis, including the reconciliation of physical data and costs.

•	Cash management

The Company did not maintain adequate policies, procedures and records, in particular the list of authorized signatories for bank cheques.

•	Creditor reconciliations

The Company did not maintain adequate policies and procedures with respect to the regular and timely reconciliation of creditor accounts, including management review of reconciliations.

•	Depreciation inputs

Depreciation inputs, including changes to reserves and amortization rates, in relation to the amortization of mine development were not reviewed by management on a regular basis.

•	Payroll

The Company did not maintain adequate policies and procedures with respect to the changes in pay rates for employees, including the segregation of duties with respect to the review and authorization of changes in pay.

To address the control weaknesses described above, the Company performed additional analysis, testing and other procedures in order to prepare its consolidated financial statements. Accordingly, the Company’s management, including the chief executive officer and chief financial officer, believes that the consolidated financial statements in this report fairly present in all material respects, our financial condition, results of operations and cash flows for the periods presented.

Remediation steps

In relation to material weaknesses listed above, the following remediation steps have been applied:

•	Change in management: Following the acquisition of Allied Gold Mining PLC by St Barbara, the management responsible for maintaining internal controls over financial reporting changed.

•

Implementation of new internal controls: The new management responsible for maintaining internal controls over financial reporting is taking steps to remediate all significant deficiencies identified by management and BDO. The actions management have taken and will continue to take are subject to continued review supported by confirmation and testing by management as well as audit committee oversight. While we have implemented a plan to remediate these weaknesses, we cannot assure you that we will be able to remediate these weaknesses, which could impair our ability to accurately and timely report our financial position, results of operations or cash flows. See “Risk Factors — Risk Relating to Our Business — We have experienced problems with our internal controls over financial reporting. If we fail to develop and maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, which could harm our business and result in the loss of investor confidence in our financial reporting”.

C.	Attestation Report of the Independent Registered Public Accounting Firm

The Attestation Report of BDO on management’s assessment of the Company’s internal control over financial reporting is included in the Company’s financial statements, beginning on page 85 of this annual report on Form 20-F.

D.	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the year ended June 30, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. However, as a result of the evaluation of our internal control over financial reporting as of June 30, 2011, we expect to make such changes.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The purpose of the Audit, Compliance and Risk Committee is to provide assistance to the Board in fulfilling its legal and fiduciary obligations with respect to matters involving its accounting, auditing, financial reporting, internal control and legal compliance functions. It is an objective of the Audit, Compliance and Risk Committees to maintain free and open means of communications among the board of directors, the independent directors and financial and executive management.

As of June 30, 2011, Messrs Harvey, Steemson, and House were members of the Audit, Compliance and Risk Committees, each being financially literate, and Mr. Harvey and Mr. House being independent, Non-Executive Directors of Allied Gold. Collectively, the members of the Audit, Compliance and Risk Committees have considerable skill and professional experience in accounting, business and finance. The specific education and experience of each member of the Audit, Compliance and Risk Committees that is relevant to the performance of his responsibilities as a member of the Audit Committee is set out below:

Mr. T. Sean Harvey (M.A. Econ, MBA, LLB) was appointed a Non-Executive Director on March 11, 2010. Mr. Harvey has over 11 years of investment banking and merchant banking experience, primarily focused on the mining sector. Mr. Harvey has also acted as President and CEO of TVX Gold Inc. at the time of its sale to Kinross Gold Corporation in 2003. Subsequently, Mr. Harvey was President and CEO of Atlantico Gold Inc., a private Brazilian mining company involved in the development of the Amapari Project that was sold to Wheaton River Minerals Ltd in early 2004. Mr. Harvey was President & CEO of Orvana Minerals Corp. from April 2005 until May 2006.

Mr. Gregory H. Steemson (FAusImm) was appointed Non-Executive Director on June 14, 2005. Mr. Steemson is a qualified geologist and geophysicist with an extensive background in exploration and the development and management of mining projects. He is Chief Executive Officer of Mineral Commodities Limited (since May 2009) and a director of Mineral Commodities Limited (since January 2001) and Carbine Resources Limited (since December 2008). Former directorships of public listed companies in the last 3 years include Sandfire Resources NL for which he served as Managing Director (June 2003 until August 2007).

Mr. Montague House was appointed Non-Executive Director on March 4, 2009. Mr. House is a member of the Australian Institute of Company Directors and was previously a Member of Parliament in Western Australia from February 1986 until February 2005. Mr. House was elected as Deputy Leader of the National Party in 1988. He is also a director of Landgate Western Australia and Latent Petroleum.

Pursuant to Section 407 of the Sarbanes-Oxley Act of 2002 the Company has a duty to adopt rules disclosing whether it has at least one audit committee financial expert serving on its audit committee, and if so, whether the expert is independent of management.

The Company has designated Mr. Harvey as the audit committee financial expert. As of June 30, 2011, Mr. Harvey is considered to be independent of management in accordance with the ASX Corporate Governance Council Principles and Recommendations.

ITEM 16B.	CODE OF ETHICS

The Board adopts a proactive approach to promoting the practice of high ethical standards.

All Directors and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Company in the following areas:

•	professional conduct;

•	dealings with suppliers, advisers and regulators;

•	dealings with the community and specifically in dealings with traditional landowners; and

•	dealings with other employees.

The Board and Company have implemented a code of conduct, or the Code of Conduct. The Code of Conduct reflects our standards and values, and sets the standard of conduct expected of all of those who are a part of Allied Gold. A copy of the Code of Conduct may be obtained free of charge from the Company by any shareholder by contacting our registered office at Level 10, 432 St Kilda Road, Melbourne, Victoria 3004, Australia.

The Directors of Allied Gold believe that the Code of Conduct is a vital part of ensuring the success of its business and maintaining effective relationships with the people it does business. The Code of Conduct highlights for Directors and employees the way we expects our people to conduct themselves to ensure that Allied Gold continues to achieve sustained success.

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

Managers and supervisors are to take all reasonable steps to ensure that Allied Gold’s employees and where appropriate, consultants, contractors and partners are aware of and comply with the Code of Conduct. They must consult the next level of management if problems occur. Managers and supervisors must also:

•	ensure that all employees have access to Company policies and procedures;

•	respond promptly and seriously to employees’ concerns and questions about business conduct issues and seek further assistance if required; and

•	demonstrate exemplary behavior that other employees can follow.

Management is responsible to the Board, through the Chief Executive Officer and Managing Director, for the Company’s performance under the Code of Conduct.

Under the Chief Executive Officer and Managing Director, the heads of each division and the senior managers who report directly to them have operational responsibility for ensuring compliance with the Code of Conduct.

Any individual who breaches the Code of Conduct or any of the guidelines or policies under it, or who authorizes or permits any breaches by a subordinate will be subject to disciplinary action including possible dismissal.

The highest standards of corporate conduct are critical to Allied Gold’s image and success and therefore employees will be encouraged to report any actual or suspected breach of the code and guidelines.

It is Allied Gold’s policy that any employee who reports in good faith a breach or suspected breach of legal or ethical standards will not be subject to retaliation, or retribution or other recriminations for making that report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for the last three fiscal years for professional services rendered by the Company’s auditors were as follows:

	2011 A$	2010 A$	2009 A$
Audit fees	346,167	274,358	148,911
Audit related fees	—	91,600	—
Non-assurance services[1]	418,299	62,762	—

	764,466	428,720	148,911

[1]

Non-assurance services relate to review of information provided by management, including previously audited financial statements for listing purposes. No opinion, other than the previously issued audit opinion, was provided as a result of these services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN CERTIFYING ACCOUNTANT

There has been no change in the Company’s auditor or certifying accountant in the period covered by this annual report.

ITEM 16G.	CORPORATE GOVERNANCE

The Board of Allied Gold Mining PLC is responsible for the corporate governance of the Company. The Board guides and monitors the business and affairs of the Company on behalf of the shareholders by whom they are elected and to whom they are accountable.

A summary of the corporate governance policies and practices adopted by Allied Gold is set out below.

Role of the Board of Directors

The Board of Allied Gold is responsible for setting the Company’s strategic direction and providing effective governance over Allied Gold’s affairs in conjunction with the overall supervision of the Company’s business with the view of maximizing shareholder value.

The responsibilities of the Board include:

•	providing strategic guidance to the group including contributing to the development of and approving the corporate strategy;

•	reviewing and approving business plans, the annual budget and financial plans including available resources and major capital expenditure initiatives;

•	overseeing and monitoring:

•	organizational performance and the achievement of the group’s strategic goals and objectives; and

•	progress of major capital expenditures and other significant corporate projects including any acquisitions or divestments;

•	monitoring financial performance including approval of the annual and half-year financial reports and liaison with the company’s auditors;

•	appointment, performance assessment and, if necessary, removal of the managing director;

•	ratifying the appointment and/or removal and contributing to the performance assessment for the members of the senior management team including the Chief Financial Officer and the company secretary;

•	ensuring there are effective management processes in place and approving major corporate initiatives;

•	enhancing and protecting the reputation of the organization;

•	overseeing the operation of the group’s system for compliance and risk management reporting to shareholders; and

•	ensuring appropriate resources are available to senior management.

The Board has adopted a Board Charter, which sets out in more detail the responsibilities of the Board and the division of responsibility between the Board and management, so as to assist those affected by decisions to better understand the respective accountabilities and contribution to Board and management.

In accordance with Allied Gold’s constitution, the Board delegates responsibility for the day-to-day management of Allied Gold to the Executive Chairman (subject to any limits of such delegated authority as determined by the Board from time to time). Management as a whole is charged with reporting to the Board on the performance of the Company.

Board Structure and Composition

As of June 30, 2011, the Board comprised six directors, of which four are independent Non-executive Directors. Independence, in this context, is defined to mean a non-executive Director who is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of Allied Gold.

The Company will continue to restructure and monitor the composition of the Board on an on-going basis. Details of each director’s skill, expertise and background, external directorships and shareholding are set out above under “Item 6.A. — Directors and Senior Management”.

Name	Position	Committees
Mark V. Caruso	Non-Executive Director & Chairman	—
Frank Terranova	Executive Director	—
T. Sean Harvey	Independent, Non-Executive Director	Chairman, Audit, Risk and Compliance Committee
Montague House	Independent, Non-Executive Director	Audit, Risk and Compliance Committee Chairman, Remuneration and Nomination Committee
Anthony Lowrie	Independent, Non-Executive Director	Remuneration and Nomination Committee
Gregory H. Steemson	Independent, Non-Executive Director	Audit, Risk and Compliance Committee Remuneration and Nomination Committee

The following table shows directors’ attendance at Board meetings and, if applicable, meetings of the various committees of the Board during the twelve months ended June 30, 2011.

	Board of Directors		Audit Committee		Remuneration and Nomination Committee
	Meetings held*	Meetings attended	Meetings held*	Meetings attended	Meetings held*	Meetings attended
Mark V. Caruso	7	7	—	—	—	—
Gregory H. Steemson	7	7	3	3	2	2
Anthony Lowrie	7	7	—	—	2	2
Frank Terranova	7	7	—	—	—	—
Montague House	7	7	3	3	2	2
T. Sean Harvey	7	6	3	3	—	—

*	Reflects the number of meetings held during the time the Director held office during the financial period.

Effective June 30, 2011, the roles of Chairman and Chief Executive Officer have been separated. The Board has determined that the existing Chairman is best placed to direct and manage the Company through its current stage of development. The Board will continue to assess this on an ongoing basis; however the Board believes that it is appropriate in the Company’s circumstances that his role and status continues to be both as an executive and as a chairman.

Allied Gold’s Non-Executive Directors may not hold office for a continuous period in excess of three years or past the third annual general meeting following their appointment, whichever is longer, without submitting for re–election. Directors are elected or re-elected, as the case may be, by shareholders in a general meeting. Directors may offer themselves for re-election.

A Director appointed by the Directors (e.g., to fill a casual vacancy) will hold office only until the conclusion of the next annual general meeting of Allied Gold but is eligible for re–election at that meeting.

The induction provided to new Directors and senior managers enables them to actively participate in board decision-making as soon as possible. It ensures that they have a full understanding of the company’s financial position, strategies, operations and risk management policies. It also explains the respective rights, duties, responsibilities and roles of the board and senior executives. Board of directors’ meetings are combined with presentations by the Company’s management and employees to give the directors additional insight into the Company’s business. In addition, management of the Company makes itself available for discussion with all members of the Board of Directors. New Board members are also encouraged to broaden their skills and knowledge by undertaking continuing education.

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

The Board has not yet appointed a Senior Independent Director. The Independent Directors do, however, regularly discuss aspects of the Company’s business and governance and meet with key shareholders. The Company intends to implement regularly scheduled meetings which exclude non-independent directors and members of management, to be chaired by a Senior Independent Director. Although the Company has not yet implemented formal structures or procedures for the independent functioning of the Board, the Board believes that it operates independently of management.

The Company intends to develop, as part of the move to the Main Market of the LSE, formal written position descriptions for the Chairman of the Board, the Chair of each Board committee and the Managing Director/Chief Executive Officer. The role of Chief Executive Officer is however set out within the executive service agreement entered into with the Executive Chairman.

Although no formal written policy has been established, the senior executives are responsible for:

•	developing corporate strategy, performance objectives, business plans, budgets etc. for review and approval by the Board;

•	managing the day to day business of the Company;

•	managing the risk and compliance frameworks including reporting to the Board and, where necessary, the market;

•	appointing staff, evaluating their performance and training requirements as well as development of Company policies; and

•	ensuring all available information in connection with items to be discussed at a meeting of the Board is provided to each director prior to the meeting.

The Executive Chairman is responsible for ensuring senior executives properly discharge the responsibilities delegated and for keeping the Board informed on these matters.

Entities connected with Mr. Caruso had business dealings with the group during the year. The director concerned declared his interests in those dealings to the Company and took no part in decisions relating to them or the preceding discussions.

Board and Management Effectiveness

The Charter contemplates that the Board will annually assess the performance of the Board as a whole, and the individual Directors, as well as the effectiveness of the Board Charter. Responsibility for the overall direction and management of Allied Gold, its corporate governance and the internal workings of Allied Gold rests with the Board notwithstanding the delegation of certain functions to the Chief Executive Officer and management generally (such delegation effected at all times in accordance with Allied Gold’s Constitution and its corporate governance policies).

A formal evaluation procedure in relation to the Board, individual Directors and Board Committees took place immediately following year end.

The executives of the Company are monitored based on achieving outcomes and milestones set by the Board.

Financial Reporting, Risk Management and Internal Controls

The Board has overall responsibility for Allied Gold’s systems of internal control. These systems are designed to ensure effective and efficient operations, including financial reporting and compliance with laws and regulations, with a view to managing the risk of failure to achieve business objectives. It must be recognized, however, that internal control systems can provide only reasonable and not absolute assurance against the risk of material loss.

The Board is establishing procedures in order to review the effectiveness of the internal control systems and risk management on an ongoing basis, and will monitor risk through the Audit, Compliance and Risk Committee (see the Audit, Compliance and Risk Committee). The Board regularly receives information about the financial position and performance of Allied. For annual accounts released publicly, the Chief Executive Officer and the Chief Financial Officer sign-off to the Board:

•

the accuracy of the accounts and that they represent a true and fair view, in all material respects, of Missions financial condition and operational results, and have been prepared in accordance with applicable accounting standards; and

•

that the representations are based on a system of risk management and internal compliance and control relating to financial reporting which implements the policies adopted by the Board, and that those systems are operating efficiently and effectively in all material respects.

Detailed control procedures cover management accounting, financial reporting, project appraisal, environment, health and safety, IT security, compliance and other risk management issues.

The Environment, Health and Safety Management System

The Company recognizes the importance of environmental and occupational health and safety issues and is committed to the highest levels of performance. To help meet this objective the Environment, Health and Safety Management System was established to facilitate the systematic identification of environmental and occupational health and safety issues and to ensure they are managed in a structured manner. This system allows the Company to:

•	monitor its compliance with all relevant legislation;

•	continually assess and improve the impact of its operations on the environment;

•	encourage employees to actively participate in the management of environmental and occupational health and safety issues;

•	work with trade associations representing the group’s businesses to raise standards;

•	use energy and other resources efficiently; and

•	encourage the adoption of similar standards by the group’s principal suppliers, contractors and distributors.

Committees of the Board of Directors

The Board has established two permanent Board committees to assist the Board in the performance of its functions:

•	the Audit, Compliance and Risk Committee; and

•	the Remuneration and Nomination Committee.

Each committee has a charter, which sets out the Committee’s purpose and responsibilities. The Committees are described further below.

Audit, Compliance and Risk Committee

The purpose of the Audit, Compliance and Risk Committee is to provide assistance to the Board in its review of:

•	Allied Gold’s financial reporting, internal control structure and risk management systems; and

•	the external audit functions; and

•	Allied Gold’s compliance with legal and regulatory requirements in relation to the above.

The main responsibilities of the committee are to:

•	review, assess and approve the annual full reports, the half-year financial report and all other financial information published by the company or released to the market;

•	assist the Board in reviewing the effectiveness of the organization’s internal control environment covering:

•	effectiveness and efficiency of operations;

•	reliability of financial reporting; and

•	compliance with applicable laws and regulations;

•	oversee the effective operation of the risk management framework;

•	recommend to the Board the appointment, removal and remuneration of the external auditors, and review the terms of their engagement, the scope and quality of the audit and assess performance;

•	consider the independence and competence of the external auditor on an ongoing basis;

•	review and approve the level of non-audit services provided by the external auditors and ensure it does not adversely impact on auditor independence;

•	review and monitor related party transactions and assess their propriety; and

•	report to the Board on matters relevant to the committee’s role and responsibilities.

In fulfilling its responsibilities, the audit committee:

•	receives regular reports from management and the external auditors, including relating to the independence of the auditors and treatment of accounting or auditing matters;

•	considers the financial statements and recommends to the Board that they be adopted and included in the relevant filings;

•	meets with the external auditors at least twice a year, or more frequently if necessary;

•	reviews the processes the Chief Executive Officer and Chief Financial Officer have in place to support their certifications to the board;

•	reviews any significant disagreements between the auditors and management, irrespective of whether they have been resolved;

•	meets separately with the external auditors at least twice a year without the presence of management; and

•	provides the internal and external auditors with a clear line of direct communication at any time to either the Chair of the audit committee or the Chair of the Board.

The Audit Committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

The Audit, Compliance and Risk Committee Charter provides that the Committee must comprise at least three Non-executive Directors that have diverse, complementary backgrounds, with two independent Non-Executive Directors.

The Chairman of the Audit, Compliance and Risk Committee must be an independent Non-Executive Director and possesses the requisite financial expertise.

The members of the Audit, Compliance and Risk Committee are: Mr. Harvey (Chairman), Mr. House, and Mr. Steemson.

Remuneration and Nomination Committee

The purpose of the Remuneration and Nomination Committee is to discharge the Board’s responsibilities relating to the nomination and selection of Directors and the compensation of the Company’s executives and Directors.

The key responsibilities of the Remuneration and Nomination Committee are to:

•	ensure the establishment and maintenance of a formal and transparent procedure for the selection and appointment of new Directors to the Board; and

•

establish transparent and coherent remuneration policies and practices, which will enable Allied Gold to attract, retain and motivate executives and Directors who will create value for shareholders and to fairly and responsibly reward executives.

The Remuneration and Nomination Committee must comprise at least three Non-executive Directors, two of which must be independent Non-executive Directors. The Chairman of the Remuneration and Nomination Committee must be an independent Non-executive Director.

The Board believes that while the Company has the current number of independent Non-Executive directors located in different jurisdictions (the United Kingdom, Canada and Australia), a single committee combining both nomination and remuneration functions, rather than separate committees, is appropriate in the Company’s circumstances, as this allows committee meetings to be held in an efficient manner and on a timely basis. Such a combined committee is consistent with Australian corporate governance practices.

As of June 30, 2011, members of the Remuneration and Nomination Committee were: Mr. House (Chairman), Mr. Lowrie, and Mr. Steemson.

The remuneration policy which sets out the terms and conditions for the chief executive officer and other senior executives is set out under Item 6.B. included elsewhere in this report.

The Board has adopted a Policy for the Nomination and Selection of Directors. When a new director is to be appointed the committee reviews the range of skills, experience and expertise on the board, identifies its needs and prepares a short-list of candidates with appropriate skills and experience. Where necessary, advice is sought from independent search consultants.

The full Board then appoints the most suitable candidate who must stand for election at the next annual general meeting of the company. The committee’s nomination of existing directors for reappointment is not automatic and is contingent on their past performance, contribution to the company and the current and future needs of the Board and Company. The Board and the committee are also aware of the advantages of board renewal and succession planning.

New Directors are provided with a letter of appointment setting out the company’s expectations, their responsibilities, rights and the terms and conditions of their employment.

Timely and Balanced Disclosure

We are committed to promoting investor confidence and ensuring that shareholders and the market have equal access to information and are provided with timely and balanced disclosure of all material matters concerning the Company. Additionally, we recognize our continuous disclosure obligations under the ASX Listing Rules, AIM rules, TSX rules and the Corporations Act. To assist with these matters, the Board has adopted a Continuous Disclosure and Shareholder Communication Policy.

The Board of Directors aims to ensure that the shareholders, on behalf of whom they act, are informed of all information necessary to assess the performance of the Company. Information is communicated to the shareholders through:

•	the Annual Report;

•	the availability of the Company’s Quarterly Report, Half-Yearly Report and other announcements distributed to shareholders so requesting;

•	adherence to continuous disclosure requirements; and

•

the Annual General Meeting and other meetings called to obtain shareholder approval for Board action as appropriate; and the provision of the Company’s website containing all of the above mentioned reports and its constant update and maintenance.

The Executive Chairman communicates with major shareholders on a regular basis in the way of face to face contact, telephone conversations, analyst and broker briefings to help better understand the views of the shareholders.

The Board recognizes the importance of keeping the market fully informed of the Company’s activities and of communicating openly and clearly with all stakeholders. We have a formal Continuous Disclosure Policy which ensures that this occurs. The Policy is designed to ensure compliance with the listing rules in all jurisdictions in which the Company is listed. In accordance with the Policy, Company information considered to be material is announced immediately to the ASX, AIM and TSX. All key communications are placed immediately on the Company website, and when necessary, provided directly to shareholders. As part of the move to the Main Market of the LSE, the Company needs to comply with the various obligations imposed on it pursuant to the Disclosure Rules and the Transparency Rules, together the DTRs. The Company intends to review the Continuous Disclosure Policy in due course to ensure compliance with the DTRs.

The Continuous Disclosure and Shareholder Communication Policy allocates roles to the Board and management in respect of identifying material information and co–ordinating disclosure of that information where required by the relevant exchanges. The Policy also identifies authorized company spokespersons and the processes we have adopted to communicate effectively with our shareholders.

Ethical and Responsible Decision-making Code of Conduct

The Board supports the highest standards of corporate governance and requires its members and the management and staff of the Company to act with integrity and objectivity in relation to:

•	compliance with laws and regulations affecting the Company’s operations;

•	employment practices;

•	responsibilities to the community;

•	responsibilities to the individual;

•	the environment;

•	conflict of interests;

•	confidentiality;

•

ensuring that shareholders and the financial community are at all times fully informed in accordance with the spirit and letter of the ASX’s continuous disclosure requirements, the AIM Rules for Companies and the Canadian Securities Administrators’ National Instrument 51-102;

•	corporate opportunities or opportunities arising from these for personal gain or to compete with the Company;

•	protection of and proper use of the Company’s assets; and

•	active promotion of ethical behaviour.

The Company has a formal Code of Conduct, which all directors, employees and contractors are required to observe, and a range of corporate policies which detail the framework for acceptable corporate behavior. These set out the procedures that personnel are required to follow in a range of areas, including compliance with the law, dealing with conflicts of interest, use of knowledge and information, gifts and entertainment, responsibility to shareholders and the financial community, etc.

Our policies are reviewed periodically. A copy of the Code of Conduct may be obtained free of charge from the Company by any shareholder by contacting our registered office at Level 10, 432 St Kilda Road, Melbourne, Victoria 3004, Australia.

Securities Trading Policy

A Securities Trading Policy has been adopted by the Board to set a standard of conduct, which demonstrates Allied Gold’s commitment to ensuring awareness of the insider trading laws, and that employees and Directors comply with those laws. The Securities Trading Policy imposes additional share trading restrictions on Directors, the Company Secretary, executives and employees involved in monthly financial accounting processes.

Under the Securities Trading Policy, these specified persons are only permitted to buy and sell securities if they do not possess non-public price sensitive information and trading occurs outside of specified restricted periods. These periods are the periods commencing on the first day of the month before the end of the half-year or full year period and ending on the next business day after the announcement of the results for that period. In addition, before a specified person can deal in Allied Gold’s securities they must obtain clearance from the appropriate officer, confirming that there is no reason why they cannot trade.

ITEM 16H.	MINE SAFETY DISCLOSURES

All of the Company’s mining rights cover mines located in PNG and the Solomon Islands and, accordingly, this Item is not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The attached audited financial statements for the fiscal years ended June 30, 2011, 2010 and 2009 are included herein from page 85 to 149 together with the Independent Auditor’s Report thereon, and are filed as part of this report.

ANNUAL FINANCIAL STATEMENTS

FOR THE THREE YEARS ENDED

JUNE 30, 2011, JUNE 30, 2010

AND JUNE 30, 2009

All amounts are expressed in Australian dollars unless otherwise indicated.

INDEPENDENT AUDITORS’ REPORT

BOARD OF DIRECTORS

ALLIED GOLD LIMITED

We have audited the accompanying consolidated balance sheets of Allied Gold Limited as of June 30, 2011 and 2010 and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allied Gold Limited at June 30, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We also were engaged to audit, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Allied Gold Limited’s internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated 26 April 2013 did not express an opinion on the effectiveness of internal control over financial reporting.

BDO Audit (WA) Pty Ltd

Peter Toll

Director

Perth, Western Australia

Dated this 26th day of April 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND STOCKHOLDERS

ALLIED GOLD LIMITED

We were engaged to audit Allied Gold Limited’s internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Allied Gold Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15b, Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness regarding management’s failure to comply with a number of its reporting obligations under the Exchange Act has been identified and described in management’s assessment.

Since Management was unable to complete all of its testing of internal controls and we were unable to apply other procedures to satisfy ourselves as to the effectiveness of the Company’s internal control over financial reporting, the scope of our work was not sufficient to enable us to express, and we do not express, an opinion on the effectiveness of the Company’s internal controls over financial reporting.

Nevertheless, we draw attention to management conclusions that the Company has at least the following material weaknesses in internal control over financial reporting as of June 30, 2011:

•

Financial Reporting Closing Process – The Company did not fully design, establish or maintain effective and documented financial accounting policies and procedures in order to generate financial statements and lodge statutory filings within the required timeframes under applicable law, including the Exchange Act.

•	Gold sales controls – The Company did not maintain adequate policies, procedures and records to oversee the gold sales processes, including:

•	List of authorized signatories to deposit funds into the Company’s bank accounts via a third party provider;

•	Standard settlement instructions, including authorized signatories, in order to confirm transactions with counterparties; and

•	Review of gold book reconciliations with refinery out-turns.

•	IT Environment – The Company did not maintain adequate policies and procedures in relation to system changes, access requests, disaster recovery, and anti-virus/firewall mechanisms.

•	Gold in circuit valuation – The model used to value gold in circuit was not reviewed on a regular basis, including the reconciliation of physical data and costs.

•	Cash management – The Company did not maintain adequate policies, procedures and records, in particular the list of authorized signatories for bank cheques.

•

Creditor reconciliations – The Company did not maintain adequate policies and procedures with respect to the regular and timely reconciliation of creditor accounts, including management review of reconciliations.

•	Depreciation inputs – Depreciation inputs, including changes to reserves and amortization rates, in relation to the amortization of mine development were not reviewed by management on a regular basis.

•

Payroll – The Company did not maintain adequate policies and procedures with respect to the changes in pay rates for employees, including the segregation of duties with respect to the review and authorization of changes in pay.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2011 financial statements, and this report does not affect our report dated April 26, 2013 on those financial statements.

We do not express an opinion or any other form of assurance on management’s statements referring to any corrective actions taken by the company after the date of management’s assessment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Allied Gold Limited as of June 30, 2011 and 2010, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2011 and our report dated April 26, 2013 expressed an unqualified opinion thereon.

BDO Audit (WA) Pty Ltd

Peter Toll

Director

Perth, Western Australia

Dated this 26th day of April 2013

Allied Gold Limited Statement of Comprehensive Income For the years ended June 30, 2011, 2010 and 2009

		Group
	Note	2011	2010	2009
		A$	A$	A$
Continuing operations
Revenue	6	84,391,962	67,555,369	77,467,668
Cost of sales	7	(68,838,369)	(70,289,540)	(66,436,649)

Gross profit / (loss)		15,553,593	(2,734,171)	11,031,019

Losses on derivatives		—	(176,084)	1,133,187
Corporate expenses		(13,494,850)	(14,773,680)	(7,545,907)
Share based remuneration		1,203,840	(6,828,559)	(4,130,120)
Impairment of available for sale assets		—	(7,740)	(1,214,402)
Gain on acquisition of subsidiary	31	—	36,666,786	—
Foreign exchange gain		181,355	987,640	—
Other expenses		(160,145)	—	(3,426,778)
Other income	6	5,420,303	3,090,745	477,697
Financial expenses	8	(2,096,967)	(5,996,122)	(3,396,347)

Profit before tax		6,607,129	10,228,815	(7,071,651)

Income tax benefit / (expense)	9	—	—	—

Profit after tax attributable to owners of Allied Gold Limited		6,607,129	10,228,815	(7,071,651)

Other comprehensive income
Foreign currency translation differences		—	6,072,425	(252,552)
Foreign currency translation differences – transferred to profit or loss on disposal of foreign subsidiary		(10,921)	—	—
Effective portion of changes in fair value of cash flow hedges, net of tax		(284,342)	(6,479,724)	6,520,145
Net change in fair value of cash flow hedges transferred to profit or loss, net of tax		5,437,338	10,745,465	7,484,731
Restatement of fair value of cash flow hedges				(4,320,305)
Net change in fair value for available for sale financial assets, net of tax		(314,004)	1,373,921	129,843
Net change in fair value of available for sale financial assets transferred to profit, net of tax		—	(1,006,313)	—

Total other comprehensive income		4,828,071	10,705,774	9,561,862

Total comprehensive income for the year attributable to the owners of Allied Gold Limited		11,435,200	20,934,589	2,490,211

		Cents	Cents	Cents
Profit per share for loss attributable to the ordinary equity holders of Allied Gold Limited
Basic earnings per share	24	0.61	1.31	(1.65)
Diluted earnings per share	24	0.60	1.31	(1.65)

The statement of comprehensive income is to be read in conjunction with the notes to the financial statements.

Allied Gold Limited Statement of Financial Position As at June 30, 2011, 2010 and 2009

		Group
	Note	2011 A$	2010 A$	2009 A$
CURRENT ASSETS
Cash and cash equivalents	29	78,101,134	85,525,391	20,529,979
Trade and other receivables	10	1,455,893	4,160,718	800,494
Inventories	11	50,691,719	11,795,370	14,269,497
Derivative financial instruments	12	—	—	2,509,294
Other assets	13	3,230,192	3,066,675	246,792

Total Current Assets		133,478,938	104,548,154	38,356,056

NON-CURRENT ASSETS
Derivative financial instruments	12			851,002
Available for sale financial assets	14	210,227	524,230	348,974
Property, plant and equipment	15	429,929,454	302,874,641	145,861,709
Intangible assets	16	1,009,913	—	—
Exploration and evaluation expenditure	17	33,529,945	23,711,261	11,115,743

Total Non-Current Assets		464,679,539	327,110,132	158,177,428

Total Assets		598,158,477	431,658,286	196,533,484

CURRENT LIABILITIES
Trade and other payables	19	50,952,898	44,032,012	20,683,026
Borrowings	20	43,045,315	4,481,970	2,094,483
Derivative financial instruments	12	284,342	—	12,636,875
Provisions	21	1,496,092	1,008,116	491,709

Total Current Liabilities		95,778,647	49,522,098	35,906,093

NON-CURRENT LIABILITIES
Borrowings	20	11,508,585	1,755,820	3,845,885
Derivative financial instruments	12	—	—	7,123,887
Provisions	21	19,929,508	9,315,217	2,782,426

Total Non-Current Liabilities		31,438,093	11,071,037	13,752,198

Total Liabilities		127,216,740	60,593,135	49,658,291

NET ASSETS		470,941,737	371,065,151	146,875,193

EQUITY
Contributed equity	22	459,170,409	369,525,183	173,098,363
Reserves	23	20,723,653	17,099,422	(434,901)
Accumulated losses		(8,952,325)	(15,559,454)	(25,788,269)

TOTAL EQUITY		470,941,737	371,065,151	146,875,193

The statement of financial position is to be read in conjunction with the notes to the financial statements.

Allied Gold Limited
Statement of Changes in Equity
For the year ended June 30, 2011, 2010 and 2009

Group	Note	Issued Capital A$	Accumulated Losses (restated) A$	Share- based payments reserve A$	Foreign exchange translation reserve A$	Available for sale investments revaluation reserve A$	Cash Flow Hedging Reserve (restated) A$	Total A$	Non- controlling interest A$	Total equity A$

Balance at June 30, 2008 (restated)		133,686,704	(18,716,618)	5,502,877	(392,076)	6,546	(19,387,650)	100,699,783	—	100,699,783

Total comprehensive income for the period as reported in the 2009 financial statements
Loss for the period		—	(8,226,666)	—	—	—	—	(8,226,666)	—	(8,226,666)
Adjustment on change in accounting policy	3(i)	—	1,155,015	—	—	—	—	1,155,015	—	1,155,015

Restated loss for the period		—	(7,071,651)	—	—	—	—	(7,071,651)	—	(7,071,651)
Other comprehensive income
Foreign currency translation differences		—	—	—	(252,552)	—	—	(252,552)	—	(252,552)
Effective portion of changes in fair value of cash flow hedges, net of tax		—	—	—	—	—	6,520,145	6,520,145	—	6,520,145
Net change in fair value of cash flow hedges transferred to profit or loss, net of tax		—	—	—	—	—	7,484,731	7,484,731	—	7,484,731
Net change in fair value for available for sale financial assets, net of tax		—	—	—	—	129,843	—	129,843	—	129,843

Total other comprehensive income as reported in the 2009 financial statements		—	—	—	(252,552)	129,843	14,004,876	13,882,167	—	13,882,167
Adjustment on change in accounting policy	3(i)	—	—	—	—	—	(4,320,305)	(4,320,305)	—	(4,320,305)

Restated total other comprehensive income		—	—	—	(252,552)	129,843	9,684,571	9,561,862	—	9,561,862

Total comprehensive income for the period		—	(7,071,651)	—	(252,552)	129,843	9,684,571	2,490,211	—	2,490,211

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Issue of ordinary shares, net of transaction costs		39,411,659	—	—	—	—	—	39,411,659	—	39,411,659
Share based payments		—	—	4,273,540	—	—	—	4,273,540	—	4,273,540

Total transactions with owners		39,411,659	—	4,273,540	—	—	—	43,685,199	—	43,685,199

Balance at June 30, 2009 (restated)		173,098,363	(25,788,269)	9,776,417	(644,628)	136,389	(9,703,079)	146,875,193	—	146,875,193

Allied Gold Limited
Statement of Changes in Equity
For the year ended June 30, 2011, 2010 and 2009

Group	Issued capital A$	Accumulated losses A$	Share- based payments reserve A$	Foreign exchange translation reserve A$	Available for sale investments revaluation reserve A$	Cash flow hedging reserve A$	Total A$$	Non- controlling interest A$	Total equity A$

Balance at July 1, 2009	173,098,363	(25,788,269)	9,776,417	(644,628)	136,389	(9,703,079)	146,875,193	—	146,875,193

Total comprehensive income for the period

Profit after tax	—	10,228,815	—	—	—	—	10,228,815	—	10,228,815

Other comprehensive income								—

Foreign currency translation differences	—	—	—	6,072,415	—	—	6,072,415	—	6,072,415

Effective portion of changes in fair value of cash flow hedges, net of tax	—	—	—	—	—	(6,479,724)	(6,479,724)		(6,479,724)

Net change in fair value of cash flow hedges transferred to profit or loss, net of tax	—	—	—	—	—	10,745,465	10,745,465	—	10,745,465

Net change in fair value for available for sale financial assets, net of tax	—	—	—	—	1,373,921	—	1,373,921	—	1,373,921

Net change in fair value of available for sale financial assets transferred to profit, net of tax	—	—	—	—	(1,006,313)	—	(1,006,313)	—	(1,006,313)

Total comprehensive income for the period	—	10,228,815	—	6,072,415	367,608	4,265,741	20,934,579	—	20,934,579

Transactions with owners of the Company, recognized directly in equity								—

Contributions by and distributions to owners								—

Issue of ordinary shares, net of transaction costs	149,452,106	—	—	—	—	—	149,452,106	—	149,452,106

Issue of ordinary shares related to business combination	46,817,214	—	—	—	—	—	46,817,214	—	46,817,214

Share based payments	—	—	6,828,559	—	—	—	6,828,559		6,828,559

Share options exercised	157,500	—	—	—	—	—	157,500		157,500

Total contributions by and distributions to owners of the Company	196,426,820	—	6,828,559	—	—	—	203,255,379	—	203,255,379

Allied Gold Limited
Statement of Changes in Equity
For the year ended June 30, 2011, 2010 and 2009

Group	Issued capital A$	Accumulated losses A$	Share- based payments reserve A$	Foreign exchange translation reserve A$	Available for sale investments revaluation reserve A$	Cash flow hedging reserve A$	Total A$$	Non- controlling interest A$	Total equity A$

Non controlling interest on acquisition of subsidiary	—	—	—	—	—	—	—	1,290,667	1,290,667

Acquisition of non controlling interest	—	—	—	—	—	—	—	(1,290,667)	(1,290,667)

Total changes in ownership interests in subsidiaries	—	—	—	—	—	—	—	—	—

Total transactions with owners	196,426,820	—	6,828,559	—	—	—	203,255,379	—	203,255,379

Balance at June 30, 2010	369,525,183	(15,559,454)	16,604,976	5,427,787	503,997	(5,437,338)	371,065,151	—	371,065,151

Allied Gold Limited
Statement of Changes in Equity
For the year ended June 30, 2011, 2010 and 2009

Group	Issued capital A$	Accumulated losses A$	Share- based payments reserve A$	Foreign exchange translation reserve A$	Available for sale investments revaluation reserve A$	Cash flow hedging reserve A$	Total A$

Balance at July 1, 2010	369,525,183	(15,559,454)	16,604,976	5,427,787	503,997	(5,437,338)	371,065,151

Total comprehensive income for the period

Profit after tax	—	6,607,129	—	—	—	—	6,607,129

Other comprehensive income

Foreign currency translation differences – transferred to profit and loss on disposal of foreign subsidiary	—	—	—	(10,921)	—	—	(10,921)

Effective portion of changes in fair value of cash flow hedges, net of tax	—	—	—	—	—	(284,342)	(284,342)

Net change in fair value of cash flow hedges transferred to profit or loss, net of tax	—	—	—	—	—	5,437,338	5,437,338

Net change in fair value for available for sale financial assets, net of tax	—	—	—	—	(314,004)	—	(314,004)

Total comprehensive income for the period	—	6,607,129	—	(10,921)	(314,004)	5,152,996	11,435,200

Transactions with owners of the Company, recognized directly in equity

Contributions by and distributions to owners

Issue of ordinary shares, net of transaction costs	88,987,154	—	—	—	—	—	88,987,154

Share based payments	—	—	(1,203,840)	—	—	—	(1,203,840)

Share options exercised	658,072	—	—	—	—	—	658,072

Total contributions by and distributions to owners of the Company	89,645,226	—	(1,203,840)	—	—	—	88,441,386

Balance at June 30, 2011	459,170,409	(8,952,325)	15,401,136	5,416,866	189,993	(284,342)	470,941,737

The statement of changes in equity is to be read in conjunction with the notes to the financial statements.

Allied Gold Limited
Statements of Cash Flows
For the year ended June 30, 2011, 2010 and 2009

	Note	Group
		2011 A$	2010 A$	2009 A$
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		91,483,911	67,593,909	78,160,874
Payments to suppliers & employees		(68,414,769)	(70,897,182)	(61,115,934)
Payments for settlement of derivatives		—	(17,826,546)	5,122,882
Interest received		1,225,404	1,590,685	327,760
Interest paid		(3,092,024)	(970,264)	(932,382)

Net cash generated by / (used in) operating activities	29	21,202,522	(20,509,398)	21,563,200

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equity investments		—	(15,075)	(241,200)
Proceeds from sale of available for sale financial assets		—	1,206,000	—
Purchase of plant & equipment		(148,520,597)	(52,105,472)	(16,246,475)
Development expenditure		(8,642,812)	(6,915,672)	(7,205,878)
Exploration and evaluation expenditure		(2,145,498)	(9,544,311)	(708,957)
Cash acquired on acquisition of subsidiary	31	—	3,573,926	—

Net cash used in investing activities		(159,308,907)	(63,800,604)	(24,402,510)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of securities		93,751,187	159,545,451	41,575,365
Costs of raising equity capital		(4,764,034)	(9,935,846)	(1,766,744)
Proceeds from exercising options		658,072	—	2,900,000
Proceeds from borrowings		57,740,554	5,205,282	—
Finance lease payments		(6,158,337)	(5,411,333)	(3,337,264)
Repayments of borrowings		(8,667,960)	(726,497)	(16,407,977)

Net cash generated by financing activities		132,559,482	148,677,057	22,963,380

Net (decrease) / increase in cash and cash equivalents		(5,546,903)	64,367,055	20,124,070
Cash and cash equivalents at beginning of financial year		85,525,391	20,529,979	154,180
Effects of exchange rate changes on the balance of cash and cash equivalents		(1,877,354)	628,357	251,729

Cash and cash equivalents at end of financial year	29	78,101,134	85,525,391	20,529,979

The statement of cash flows is to be read in conjunction with the notes to the financial statements.

Allied Gold Limited Notes to the financial statements June 30, 2011, 2010 and 2009

1. Reporting entity

Allied Gold Limited, or the Company, is a public company, incorporated and domiciled in Australia. The Company is a wholly owned subsidiary of a UK company, Allied Gold Mining PLC. These financial statements represent the consolidated financial statements of the group consisting of Allied Gold Limited and its subsidiaries, together the Group.

2. Basis of preparation

(a) Statement of compliance

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards, other authorized pronouncements of the Australian Accounting Standards Board, Australian Accounting Interpretations and the Corporations Act 2001.

The group financial statements of Allied Gold Limited also comply with IFRS as issued by the International Accounting Standards Board, or IASB.

(b) Basis of measurement

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available for sale financial assets and derivative financial instruments.

(c) Critical accounting estimates

The preparation of the financial statements in accordance with Australian Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

(d) Changes in accounting policy

New and amended standards adopted by the Group

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning July 1, 2010:

•	AASB 2009-5 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project;

•	AASB 2009-8 Amendments to Australian Accounting Standards Group Cash settled Share based Payment Transactions;

•	AASB 2009-10 Amendments to Australian Accounting Standards Classification of Rights Issues; and

•	AASB 2010-3 Amendments to Australian Accounting Standards arising from the Annual Improvements Project.

The adoption of these standards did not have any impact on the current period or any prior period and is not likely to affect future periods.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

New accounting standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2011 reporting periods and have not yet been applied in the financial report. The Group’s assessment of the impact of these new standards and interpretations is set out below.

•

AASB 2010-6 Amendments to Australian Accounting Standards - Disclosures on Transfers of Financial Assets (effective for annual reporting periods beginning on or after July 1, 2011). Amendments made to AASB 7 Financial Instruments: Disclosures in November 2010, introduce additional disclosures in respect of risk exposures arising from transferred financial assets. The amendments are not expected to have any significant impact on the Group’s disclosures. The Group intends to apply the amendment from July 1, 2011.

•

IFRS 10 Consolidated Financial Statements (effective for the annual reporting periods commencing on or after January 1, 2013). IFRS 10 introduces certain changes to the consolidation principles, including the concept of de facto control and changes in relation to the special purpose entities. The Group is continuing to assess the impact of the standard. The AASB has not yet updated the Australian equivalent of IFRS 10.

•

IFRS 13 Fair Value Measurement (effective for annual reporting periods commencing on or after January 1, 2013). IFRS 13 establishes a single framework for measuring fair value of financial and non-financial items recognized at fair value on the balance sheet or disclosed in the notes to the financial statements. The Group is continuing to assess the impact of the standard. The AASB has not yet updated the Australian equivalent of IFRS 13.

•

IAS 1 Presentation of Financial Statements (effective for annual reporting periods commencing on or after July 1, 2013). IAS 1, amended in June 2011, introduces amendments to align the presentation items of other comprehensive income with U.S. GAAP. The Group will apply the amended standard from July 1, 2013. When the standard is first adopted, there will be changes to the presentation of the statement of comprehensive income. However, there will be no impact on any of the amounts recognized in the financial statements.

•

AASB 1054 Australian Additional Disclosures (effective for annual reporting periods beginning on or after July 1, 2011). AASB 1054, issued in May 2011, moves additional Australian specific disclosure requirements for for-profit entities from various Australian Accounting Standards into this Standard as a result of Trans-Tasman Convergence Project. AASB 1054 Australian Additional Disclosures removes the requirement to disclose each class of capital commitments contracted for at the end of the reporting period (other than commitments for the supply of inventories). When the standard is adopted for the first time for the financial year ending June 30, 2012, the financial statements will no longer include disclosures about capital and other expenditure commitments as these are no longer required by AASB 1054.

•

AASB 9 Financial Instruments and AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 and AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010) (effective for annual reporting periods beginning on or after January 1, 2013). AASB 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities. The standard is not applicable until January 1, 2013 but is available for early adoption. The Group is continuing to assess its full impact.

•

Revised AASB 124 Related Party Disclosures and AASB 2009-12 Amendments to Australian Accounting Standards (effective for annual reporting periods beginning on or after January 1, 2011). In December 2009 the AASB issued a revised AASB 124 Related Party Disclosures. It is effective for accounting periods beginning on or after January 1, 2011 and must be applied retrospectively. The amendment clarifies and simplifies the definition of a related party. The Group will apply the amended standard from July 1, 2011. When the amendments are applied, the Group will need to disclose any transactions between its subsidiaries and its associates. However, there will be no impact on any of the amounts recognized in the financial statements.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

•

AASB 1053 Application of Tiers of Australian Accounting Standards and AASB 2010-2 Amendments to Australian Accounting Standards arising from Reduced Disclosure Requirements (effective from July 1, 2013). On June 30, 2010 the AASB officially introduced a revised differential reporting framework in Australia. Under this framework, a two-tier differential reporting regime applies to all entities that prepare general purpose financial statements. Allied Gold Limited is a public company and is not eligible to adopt the new Australian Accounting Standards - Reduced Disclosure Requirements. The two standards will therefore have no impact on the financial statements of the entity.

•

AASB 2010-8 Amendments to Australian Accounting Standards Deferred Tax: Recovery of Underlying Assets (effective from January 1, 2012). In December 2010, the AASB amended AASB 112 Income Taxes to provide a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model. AASB 112 requires the measurement of deferred tax assets and liabilities to reflect the tax consequences that would follow from the way management expects to recover or settle the carrying amount of the relevant assets or liabilities that is through use or through sale. The amendment introduces a rebuttable presumption that investment property which is measured at fair value is recovered entirely by sale. The amendment is not expected to have any significant impact on the Group’s financial statements. The Group intends to apply the amendment from July 1, 2012.

3. Statement of significant accounting policies

The significant accounting policies adopted in the presentation of the financial statements are set out below. The accounting policies have been consistently applied to all periods presented in the financial statements and by all entities comprising the Group for the purposes of the Group financial statements.

(a) Basis of consolidation

Subsidiaries

A subsidiary is any entity over which the Company has the power to govern the financial and operating policies so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible are taken into account. Subsidiaries are included in the group financial statements from the date on which control is transferred to, or acquired by the Company, until the date control ceases.

The acquisition method of accounting is used to account for business combinations by the group (refer to Note 3 (aa)).

The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group. A list of subsidiaries during the year ended June 30, 2011 is presented in Note 32.

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(b) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each subsidiary in the group are measured using the currency of the primary economic environment in which that entity operates, this being the entity’s functional currency. The Group financial statements are presented in Australian dollars which is Allied Gold Mining PLC’s functional and presentation currency.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

Transaction and balances

Foreign currency transactions are translated into Australian dollars at exchange rates ruling at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at balance date are translated to Australian dollars at the rate of exchange ruling on that date. Foreign exchange differences arising on translation are recognized in the statement of comprehensive income. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

Group companies

The results and financial position of all the Group entities (none of which has the functional currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

•

income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, a proportionate share of such exchange differences is reclassified to profit or loss, as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entities and translated at the closing rate.

(c) Revenue

Sales are recognized as revenue only when there has been a passing of title and risk to the customer, and:

•	the product is in a form suitable for delivery and no further processing is required by, or on behalf of, the group;

•	the quantity and grade of the product can be determined with reasonable accuracy;

•	the product has been dispatched to the customer and is no longer under the physical control of the group (or property in the product has earlier passed to the customer);

•	the selling price can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the group; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales revenue represents the gross proceeds receivable from the customer.

(d) Financing income

Financing income represents interest income which is recognized in the statement of comprehensive income as it accrues, using the effective interest method.

(e) Financing costs

Financing costs are calculated using the effective interest method and include interest, amortization of discounts or premiums relating to borrowings and amortization of ancillary costs incurred in connection with arrangement of borrowings and foreign exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

Financing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take a substantial period of time to get ready for their intended use or sale. Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalized is the amount incurred in relation to that borrowing, net of any interest earned on those borrowings. Where funds are borrowed generally, borrowing costs are capitalized using a weighted average capitalization rate.

(f) Income Tax

Income tax on profit or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax paid or payable on the taxable income for the year, using tax rates enacted or substantially enacted at the statement of financial position date, and any adjustment to tax paid or payable in respect of previous years.

Deferred tax is provided using the statement of financial position liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, nor differences relating to investments in subsidiaries where the Company is able to control the reversal of temporary differences and it is probable that the differences will not reverse in the foreseeable future. The amount of deferred tax provided is determined using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

The amount of benefits brought to account or which may be realized in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the group will derive sufficient future assessable income to enable the benefit to be realized and comply with the conditions or deductibility imposed by the law.

(g) Non-derivative financial assets

Non-derivative financial instruments comprise investments in equity securities, trade and other receivables and cash and cash equivalents. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date. The classification depends on the purpose for which the financial assets were acquired or executed.

Non-derivative financial assets are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

Held-to-maturity investments

If the group has the positive intent and ability to hold securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortized cost using the effective interest method, less any impairment losses (refer accounting policy 3(n)).

Available-for-sale financial assets

The group’s investments in equity securities are classified as available-for sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (refer accounting policy 3(n)), and foreign exchange gains and losses on available-for-sale monetary items, are recognized directly in equity. When an investment is de-recognized, the cumulative gain or loss in equity is transferred to profit or loss. Available-for-sale financial assets are non-derivatives that are either

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of, or otherwise realize, the investment within twelve months of the reporting date.

Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the group’s documented risk management or investment strategy. Upon initial recognition attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents are short term, highly liquid investments that are readily convertible to known amounts of cash, which are subject to an insignificant risk of changes in value and have a maturity of three months or less on the date they are acquired by the group.

Bank overdrafts are shown within short-term borrowings in current liabilities on the statement of financial position.

Trade and other receivables

Trade and other receivables are measured at amortized cost using the effective interest method, less any impairment losses (refer to accounting policy 3(n)).

Trade and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, unless their remaining contractual maturity is greater than twelve months after the reporting date in which case they are classified as non-current assets.

Derecognition of financial assets

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

(h) Inventories

Raw materials and stores, work in progress and finished goods are physically measured or estimated and valued at the lower of cost and net realizable value. Net realizable value less costs to sell is assessed annually based on the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.

Cost is determined primarily on the basis of average costs. For processed inventories, cost is derived on an absorption costing basis. Cost comprises cost of purchasing raw materials and cost of production, including attributable mining and processing overheads.

Non-current ore stockpile is ore which is not scheduled to be processed in the twelve months after the reporting date. The group believes the processing of these stockpiles will have a future economic benefit to the group and accordingly values these stockpiles at the lower of cost or net realizable value.

Inventories of consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost, which includes the cost of purchase as well as transportation and statutory charges, or net realizable value. Any provision for obsolescence is determined by reference to specific stock items identified.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

(i) Derivatives and hedging activities

Derivative instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The group designates certain derivatives as either:

•	Hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge); or

•	Hedges of the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedge).

At the inception of the hedging transaction, the group documents the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking various hedge transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been, and will continue to be, highly effective in offsetting changes in fair values or cash flows of hedged items.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is greater than twelve months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than twelve months. Trading derivatives are classified as a current asset or liability.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of comprehensive income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the ineffective portion is recognized in the statement of comprehensive income within other income or other expenses.

The Group did not have any fair value hedges in the period covered by these financial statements.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized through other comprehensive income in the hedging reserve. The gain or loss relating to any ineffective portion is recognized immediately in the statement of comprehensive income within other income or other expenses.

Amounts accumulated in equity are recognized in the statement of comprehensive income in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place).

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to profit or loss.

Derivatives that do not qualify for hedge accounting

Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in the statement of comprehensive income and are included in other income or other expenses.

(j) Exploration and evaluation expenditure

Exploration and evaluation expenditure comprises costs that are directly attributable to researching and analyzing existing exploration data; conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; and/or compiling prefeasibility and feasibility studies. Exploration expenditure relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits that have been identified as having economic potential.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

Exploration and evaluation expenditure (including amortization of capitalized license costs) is charged to the statement of comprehensive income as incurred except in the following circumstances, in which case the expenditure may be capitalized:

•	the exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale; or

•	at the statement of financial position date, exploration and evaluation activity has not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves.

Capitalized exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment at cost less impairment charges. Otherwise, it is recorded as an intangible asset. As the asset is not available for use, it is not depreciated. All capitalized exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas at which reserves have been discovered but that require major capital expenditure before production can begin are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalized expenditure is not expected to be recovered it is charged to the statement of comprehensive income.

Cash flows associated with exploration and evaluation expenditure (comprising both amounts expensed and amounts capitalized) are classified as investing activities in the statement of cash flows.

(k) Development expenditure

When proved reserves are determined and development is sanctioned, capitalized exploration and evaluation expenditure is reclassified as “Other Mineral Assets”, and is disclosed as a component of property, plant and equipment. Development expenditure is capitalized and classified as “Other Mineral Assets”. The asset is not depreciated until construction is completed and the asset is available for use.

(l) Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (see accounting policy 3(n)). Cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, an appropriate proportion of fixed and variable overheads and capitalized borrowing costs. The cost of self-constructed assets and acquired assets include (i) the initial estimate of the time of installation and during the period of use, when relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and (ii) changes in the measurement of existing liabilities recognized for these costs resulting from changes in the timing or outflow of resources required to settle the obligation or from changes in the discount rate.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Costs incurred on property, plant and equipment subsequent to initial acquisition are capitalized when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the group in future years. Where these costs represent separate components they are accounted for as separate assets and are separately depreciated over their useful lives.

Costs incurred on property, plant and equipment which do not meet the criteria for capitalization are expensed as incurred.

The cost of each item of property, plant and equipment is depreciated over its expected useful life reflecting the pattern in which the assets’ future economic benefits are expected to be consumed. For the majority of assets this is accomplished using the unit-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are depreciated using a percentage based on time. Land is not depreciated.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

Acquired mineral rights are capitalized and classified as “Other mineral assets” and depreciated from commencement of production. The group’s mineral leases are of sufficient duration (or convey a legal right to renew for a sufficient duration) to enable all proven and probable reserves to be mined in accordance with current production schedules.

Depreciation of property, plant and equipment

Property, plant and equipment is depreciated over its useful life, or over the remaining mine life if shorter. Residual values and useful lives are reviewed, and adjusted if appropriate at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively.

The major categories of property, plant and equipment are depreciated on a units of use and / or a straight-line basis as follows:

Units of production basis

For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a units of production basis.

In applying the units of production method, depreciation is normally calculated using the estimated recoverable gold ounces contained in proved and probable ore reserves.

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

Gains and losses on disposals are determined by comparing disposal proceeds with the carrying amount of the asset at the time of disposal. Gains and losses on disposal are included in the statement of comprehensive income.

(m) Deferred mining costs

Overburden and other mine waste materials are often removed during the initial development of a mine site in order to access the mineral deposit. This activity is referred to as development stripping. The directly attributable costs (inclusive of an allocation of relevant overhead expenditure) are capitalized as development costs. Capitalization of development stripping costs ceases, and depreciation of those capitalized costs commences, at the time that saleable materials begin to be extracted from the mine. Depreciation of capitalized development stripping costs is determined on a unit of production basis for each separate area of interest.

Removal of waste material normally continues throughout the life of a mine. This activity is referred to as production stripping and commences at the time that saleable materials begin to be extracted from the mine.

The costs of production stripping are charged to the statement of comprehensive income as operating costs when the ratio of waste material to ore extracted for an area of interest is expected to be constant throughout its estimated life. When the ratio of waste to ore is not expected to be constant, production stripping costs are accounted for as follows:

•	All costs are initially charged to the statement of comprehensive income and classified as operating costs.

•	When the current ratio of waste to ore is greater than the estimated life-of-mine ratio, a portion of the stripping costs (inclusive of an allocation of relevant overhead expenditure) is capitalized.

•

In subsequent years when the ratio of waste to ore is less than the estimated life-of-mine ratio, a portion of capitalized stripping costs is charged to the statement of comprehensive income as operating costs.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

The amount of production stripping costs capitalized or charged in a financial year is determined so that the stripping expense for the financial year reflects the estimated life-of-mine ratio. Changes to the estimated life-of-mine ratio are accounted for prospectively from the date of the change. Capitalized development stripping costs are classified as ‘Property, plant and equipment’ and capitalized production stripping costs are classified as ‘Other mineral assets’. These assets are considered in combination with other assets of an operation for the purpose of undertaking impairment assessments.

(n) Impairment of assets

The carrying amount of the group’s assets, other than inventories (see accounting policy 3(h)), and deferred tax assets (see accounting policy 3(f)), are reviewed at each statement of financial position date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.

For goodwill, the recoverable amount is estimated at least annually.

An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive income unless the asset has previously been revalued, in which case the impairment loss is recognized as a reversal to the extent of that previous revaluation with any excess recognized through the statement of comprehensive income.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro-rata basis.

Calculation of recoverable amount

The recoverable amount of the group’s receivables carried at amortized cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (that is, the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

Impairment of receivables is not recognized until objective evidence is available that a loss event has occurred. Receivables are individually assessed for impairment.

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

An impairment loss in respect of receivables carried at amortized cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized.

Impairment losses recognized in the statement of comprehensive income on equity instruments classified as available for sale are not reversed through the statement of comprehensive income.

In respect of other assets, an impairment loss is reversed when there is an indication that the impairment may no longer exist and if there has been a change in the estimates used to determine the recoverable amount.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(o) Non-derivative financial liabilities

Trade and other payables

Liabilities are recognized for amounts to be paid in the future for goods and services received, whether or not billed to the group. Trade and other payables are initially measured at fair value and subsequently at amortized cost.

Interest bearing borrowings

Interest bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the statement of comprehensive income over the period of the borrowings on an effective interest rate basis.

(p) Provisions

A provision is recognized in the statement of financial position when the group has a present legal, equitable or constructive obligation as a result of a past event, and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. If the effect is material, provisions are determined by discounting the expected future cash flows at the pre-tax rate that reflects current market assessments of the time value of money, and where appropriate, the risks specific to the activity.

Restoration and rehabilitation

A provision is raised for the restoration and rehabilitation of each mine site. Restoration and rehabilitation works can include facility decommissioning and dismantling; removal or treatment of waste materials; land rehabilitation; and site restoration. The extent of the work required and the associated costs are dependent on the relevant regulatory requirements and the group’s environmental policies.

A provision for restoration and rehabilitation is recognized at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of the mine site, the provision is increased accordingly. The provision recognized represents management’s best estimate of the present value of all the future costs required to restore and rehabilitate each mine site in connection with environmental disturbances that have occurred at the reporting date.

Restoration and rehabilitation provisions are measured as the full amount that has been estimated based on current costs required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the group from a contract are lower than the unavoidable costs of meeting its obligations under the contract.

(q) Employee benefits

Wages, salaries and annual leave

Liabilities for employee benefits for wages, salaries and annual leave expected to be settled within 12 months of the year end represent present obligations resulting from employees’ services provided to the reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the group expects to pay as at the reporting date including related on-costs.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

Long-term service benefits

The provisions for employee entitlements to long service leave and other deferred employee benefits represent the present value of the estimated future cash outflows to be made by the group resulting from employees’ services provided up to the reporting date and include related on-costs. In determining the liability for long service leave, consideration has been given to future increases in wage and salary rates, and the group’s experience with staff departures.

Liabilities for employee entitlements which are not expected to be settled within twelve months are discounted using the rates attached to national government securities at the reporting date, which most closely match the terms of maturity of the related liabilities.

(r) Leases

Leases of property, plant and equipment where substantially all the risks and rewards of ownership are transferred to the group, as lessee, are classified as finance leases. Finance leases are capitalized at the inception of the lease at the fair value of the leased property, or if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are recorded as a liability. Each lease payment is apportioned between the liability and finance cost. The finance cost is charged to the statement of comprehensive income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated in accordance with the group’s depreciation policy (refer accounting policy 3(l)).

Leases in which a significant proportion of the risks and rewards of ownership are not transferred to the group as lessee are classified as operating leases. Payments under operating leases, net of any incentives received from the lessor, are charged to the statement of comprehensive income on a straight line basis over the life of the lease.

(s) Financial guarantee contracts

Financial guarantee contracts are recognized as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of the amount determined in accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognized less accumulated amortization, where appropriate.

The fair value of the guarantee is determined as the present value of the difference in the net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

(t) Employee benefits

Where guarantees in relation to loans or other payables of subsidiaries or associates are provided for no compensation, the fair values are accounted for as contributions and recognized as part of the cost of the investment.

(u) Share based payments

The group provides benefits to its directors and employees in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (‘equity-settled transactions’).

Details of plans currently in place to provide these benefits are as follows:

•	the Employee Option Incentive Scheme (EOIS), which provides benefits to employees in the form of options to subscribe for shares subject to vesting periods; and

•	specific incentive arrangements for directors whereby upon achievement of a particular milestone the director will become entitled to a given number of shares or options.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

The cost of these equity-settled transactions with directors and employees is measured by reference to the fair value at the date at which they are granted.

In valuing equity-settled transactions, no account is taken of any performance conditions. The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘vesting date’). The cumulative expense recognized for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors, will ultimately vest.

This opinion is formed based on the best available information at the reporting date. No expense is recognized for awards that do not ultimately vest. Where the terms of an equity-settled award are modified, as a minimum, an expense is recognized as if the terms had not been modified. In addition, an expense is recognized for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(v) Earnings per share

The group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of shares outstanding during the period, adjusted for bonus elements in ordinary shares issued during the year.

Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with the dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming conversion of all dilutive potential ordinary shares.

(w) Contributed equity

Ordinary shares are classified as equity. Issued and paid up capital is recognized at the fair value of the consideration received by the Company. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(x) Goods and services tax

Revenue, expenses and assets are recognized net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognized as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Balance Sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(y) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as a committee comprising the Managing Director and the Chief Financial Officer.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

(z) Dividends

A provision is made for the amount of any dividend declared, being appropriately authorized and no longer at the discretion of the entity, on or before the end of the financial year but not distributed at the statement of financial position date.

(aa) Business combinations

The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the group. The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary.

Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the group’s share of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognized directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

4. Critical accounting estimates and judgments

The preparation of the group financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the results of which form the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

The group has identified the following critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

Reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the group’s properties. In order to calculate reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments and calculations to interpret the data.

The group is required to determine and report ore reserves under the principles incorporated in the Australasian Code for Reporting of Mineral Resources and Ore Reserves December 2004, known as the JORC Code. The JORC Code requires the use of reasonable investment assumptions to calculate reserves. For example, if current prices remain above long-term historical averages for an extended period of time, internal assumptions about future prices may involve the use of lower prices to estimate reserves under the JORC Code. Lower price assumptions generally result in lower estimates of reserves.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the group’s financial results and financial position in a number of ways, including the following:

•	Asset carrying values may be affected due to changes in estimated future cash flows.

•

Depreciation, depletion and amortization charged in the statement of comprehensive income may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

•

Overburden removal costs recorded on the statement of financial position or charged to the statement of comprehensive income may change due to changes in stripping ratios or the units of production basis of depreciation.

•	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

•	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Exploration and evaluation expenditure

The group’s accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalized for an area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalized the expenditure under the policy, a judgment is made that recovery of the expenditure is unlikely, the relevant capitalized amount will be written off to the statement of comprehensive income.

Share based payments

The group issues equity settled share based payments to employees and third parties. Such payments are measured at their fair value at the date of grant. Fair value is measured using a binomial pricing model that requires the exercise of judgment in relation to variables such as expected volatilities and dividend yields based on information available at the time the fair value is measured.

Development expenditure

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project is economically viable. In exercising this judgment, management is required to make certain estimates and assumptions similar to those described above for capitalized exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having commenced the development activity, a judgment is made that a development asset is impaired, the appropriate amount will be written off to the statement of comprehensive income. The carrying value of Development Expenditure is included in Other Mineral Assets - refer to Note 14.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

Property, plant and equipment – recoverable amount

In accordance with the group’s accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties, and is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal. Value in use is also generally determined as the present value of the estimated future cash flows, but only those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), reserves, operating costs, restoration and rehabilitation costs and future capital expenditure. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against the statement of comprehensive income.

The carrying values of property, plant and equipment are disclosed in Note 15.

Restoration and rehabilitation

The group’s accounting policy requires the recognition of provisions for the restoration and rehabilitation of each site. The provision recognized represents management’s best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory framework; the magnitude of possible contamination and the timing, extent and costs of required restoration and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognized for each site is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognized in the statement of financial position by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges. The carrying value of the mine rehabilitation assets is presented in Note 15 and the carrying value of the provision for rehabilitation is presented in Note 21.

Derivative Financial Instruments

From time to time the Group may use derivative financial instruments to partially hedge its exposure to financial risks. At each reporting date, the fair value of outstanding derivative positions is measured using pricing models that require the exercise of judgment in relation to variables such as expected volatilities based on information available at the reporting date. As the underlying drivers for those judgments are constantly changing, the reported derivative financial assets and liabilities are an estimate that may materially change post balance date. The carrying value of derivatives is presented in Note 20.

Taxation

The group’s accounting policy for taxation requires management’s judgment in assessing whether deferred tax assets and certain deferred tax liabilities are recognized in the statement of financial position. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences in investments, caused principally by retained earnings held in foreign tax jurisdictions, are recognized unless repatriation of retained earnings can be controlled and are not expected to occur in the foreseeable future.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, restoration and rehabilitation costs, capital expenditure, dividends and other capital management transactions. Judgments are also required about the application of income tax legislation. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized in the statement of financial position and the amount of other tax losses and temporary differences not yet recognized.

In such circumstances, some or all of the carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the statement of comprehensive income. Information regarding income tax expense / (benefit) is provided in note 9 and information in relation to deferred tax balances is presented in Note 18.

Business combination

During the prior period, the Group recognized a gain of $36,666,786 on the acquisition of a controlled entity. As described in Note 31, this prior period gain was determined by comparing the consideration paid for the acquisition to the fair value of the net assets acquired. The determination of those fair values required management to make estimations and assumptions similar to those described above for reserve estimates, exploration and evaluation expenditures, development expenditure, property, plant and equipment, restoration and rehabilitation and taxation. Any change in any of the underlying assumptions or estimates may impact the fair value of the net assets acquired and the resultant gain on acquisition.

5. Segment reporting

(a) Description of Segments

Management has determined the operating segments based on reports reviewed by the Managing Director (formally reviewed by the Executive Chairman) and the Chief Financial Officer that are used to monitor performance and make strategic decisions. The business is considered from both a geographic and functional perspective and has identified four reportable segments.

PNG consists of mining and processing and mineral exploration activities undertaken at the Simberi project. Solomon Islands consist of mineral exploration activities only as the project is not currently in production. The performance of the two geographic sectors is monitored separately.

The segment information presented to the Managing Director and the Chief Financial Officer does not include reporting of assets and liabilities or cash flows by segment.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

(b)	Segment Information provided to the Managing Director and the Chief Financial Officer.

	PNG			Solomon Islands			Group
	Mining and Processing A$	Mineral Exploration A$	Total A$	Mining and Processing A$	Mineral Exploration A$	Total A$	Mining and Processing A$	Mineral Exploration A$	Total A$
2011

Revenue
Sales to external customers	84,391,962	—	84,391,962	—	—	—	84,391,962	—	84,391,962

Result
Segment contribution	15,553,593	(7,341,248)	8,212,345	(39,292,256)	(1,225,592)	(40,517,848)	(23,738,663)	(8,566,840)	(32,305,503)

2010

Revenue
Sales to external customers	67,555,369	—	67,555,369	—	—	—	67,555,369	—	67,555,369

Result
Segment contribution	(2,734,171)	(6,862,203)	(9,596,374)	(4,782,491)	(16,245)	(4,798,736)	(7,516,662)	(6,878,448)	(14,395,110)

2009

Revenue
Sales to external customers	77,467,668	—	77,467,668

Result
Segment contribution	11,031,019	(7,250,878)	3,780,141

Allied Gold Limited Notes to the financial statements June 30, 2011, 2010 and 2009

(c) Other segment information

Reconciliations of reportable segment revenues, profit or loss, assets and liabilities and other material items

	Group
	2011 A$	2010 A$	2009 A$

Revenues
Total revenue for reportable segments	84,391,962	67,555,369	77,467,668

Group revenue	84,391,962	67,555,369	77,467,668

The Managing Director and the Chief Financial Officer assess the performance of the operating segments based on a measure of contribution. This measure excludes items such as the effects of equity settled share based payments, and unrealized gains / (losses) on financial instruments. Interest income and interest expense are not allocated to segments, nor are corporate expenses as these activities are centralized.

	Group
	2011 A$	2010 A$	2009 A$
Segment contribution	(32,305,503)	(14,395,110)	3,780,141
Capitalized expenditure	47,859,096	11,660,939	7,250,878
Unrealized loss on derivatives	—	(176,084)	1,133,187
Corporate expenses	(13,494,850)	(14,773,680)	(7,545,907)
Share based remuneration	1,203,840	(6,828,559)	(4,130,120)
Impairment of available for sale assets	—	(7,740)	(1,214,402)
Gain on acquisition of subsidiary	—	36,666,786	—
Foreign exchange gain	181,355	987,640	(1,819,366)
Other expenses	(160,145)	—	(1,607,412)
Other income	5,420,303	3,090,745	477,697
Financial costs	(2,096,967)	(5,996,122)	(3,396,347)

Profit from continuing operations	6,607,129	10,228,815	(7,071,651)

6. Revenue and other income

	Group
	2011 A$	2010 A$	2009 A$
(a) Revenue

Gold Income	84,247,254	67,474,314	77,182,556
By-products	144,708	81,055	285,112

	84,391,962	67,555,369	77,467,668

(b) Other income

Net gain on disposal of property, plant and equipment	194,900	—	52,657
Net gain on disposal of investments	—	1,006,313	97,270
Gain on settlement of financial liability	4,000,000	—	—
Interest received	1,177,315	1,834,972	327,760
Other	48,088	249,460	10

	5,420,303	3,090,745	477,697

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

7. Cost of sales

	Group
	2011 A$	2010 A$	2009 A$
Cost of sales comprise:
• employee expenses	10,100,882	8,455,037	6,223,952
• stores and other consumables	11,036,200	11,350,294	13,853,495
• fuel, power and water	11,080,325	8,952,548	11,402,866
• maintenance	8,249,501	9,298,148	—
• other	17,104,936	15,593,304	17,966,920

	57,571,844	53,649,331	49,447,233
Depreciation and amortization charges	16,188,206	13,087,125	18,437,429
Changes in inventories and work in progress	(6,933,617)	1,900,873	(3,166,690)

	66,826,433	68,637,329	64,717,972
Royalties	2,011,936	1,652,211	1,718,677

	68,838,369	70,289,540	66,436,649

8. Other expenses

Profit / (loss) before income tax includes the following specific expenses:

	Group
	2011 A$	2010 A$	2009 A$

Operating lease rentals	1,771,014	—	2,999,950

Net foreign exchange (gains)/losses	—	(1,431,060)	1,819,366

Employee benefits expense	29,235,913	13,530,903	8,040,573
Amount capitalized	(12,347,715)	(3,388,255)	—

Total employee benefits expense expensed	16,888,198	10,142,648	8,040,573

Superannuation expense included in employee benefits expense	2,461,000	1,035,273	659,327

(a) Depreciation and Amortization

	Group
	2011 A$	2010 A$	2009 A$
Depreciation of plant and equipment	14,927,902	8,932,230	12,619,280
Amortization of leased assets	4,940,685	3,063,658	1,565,355
Depreciation of development expenditure	4,439,835	2,354,828	4,348,844
Amortization of intangible assets	97,513	—	—

	24,405,935	14,350,716	18,533,479
Amount capitalized	(7,510,511)	(1,049,791)	—

Total depreciation and amortization expensed[1]	16,895,424	13,300,925	18,533,479

[1]	Includes depreciation of corporate office plant and equipment, excluded from cost of sales.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

(b) Finance expenses

	Group
	2011 A$	2010 A$	2009 A$
Interest and finance charges on interest bearing liabilities	1,382,506	2,278,098	3,198,791
Loss termination of finance lease	—	2,891,037	—
Unwinding of discount on provision for rehabilitation	522,436	757,759	197,556
Other	4,626,709	744,520	—

	6,531,651	6,671,414	3,396,347
Amount capitalized	(4,434,684)	(675,292)	—

Finance costs expensed	2,096,967	5,996,122	3,396,347

Finance lease contingent rentals	—	2,996,449	2,216,800

9. Income tax expense

(a) Numerical reconciliation of income tax expense to prima facie tax payable

	Group
	2011 A$	2010 A$	2009 A$

Profit before income tax/(benefit)	6,607,129	10,228,815	(7,071,651)
Prima facie tax expense (benefit) at the Australian tax rate of 30% (2010: 30%)	1,982,139	3,068,645	(2,121,495)

Tax effect of amounts which are not deductible / (taxable) in calculating taxable income:
Non-allowable items	(5,900,333)	(212,912)	2,849,271
Deferred tax assets not recognized	2,293,936	(2,855,733)	(727,776)
Movements in deferred tax not recognized	1,624,258	—	—

Income tax expense	—	—	—

Effective tax rate	0%	0%	0%

(b) Current tax liabilities

Movements in the provision for current income tax during the period were as follows:

	Group
	2011 A$	2010 A$	2009 A$
Balance at the beginning of the year	—	—	—
Current year’s income tax (benefit) / expense on loss from ordinary activities	(1,624,258)	2,855,733	727,776
Transfer to tax losses not brought to account	1,624,258	(2,855,733)	(727,776)

Balance at the end of the year	—	—	—

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

10. Trade and other receivables

	Group
	2011 A$	2010 A$	2009 A$

Current
Trade receivables	398,026	1,919,810	562,405
Other receivables	1,057,867	2,240,908	238,089

	1,455,893	4,160,718	800,494

All trade and other receivables are unsecured. No receivables were past due or impaired as of June 30, 2011 (2010: A$nil, 2009, Nil)

The group’s exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in Note 30. Note 30 also presents information in relation to the fair value of financial instruments.

11. Inventories

	Group
	2011 A$	2010 A$	2009 A$

Current
Raw materials and stores	28,068,304	5,370,488	5,847,146
Ore Stockpiles	—	—	9
Gold in circuit	19,983,899	5,450,804	6,685,038
Finished goods	2,639,516	974,078	1,737,304

	50,691,719	11,795,370	14,269,497

12. Derivative financial instruments

	Group
	2011 A$	2010 A$	2009 A$

Current assets
Cash flow hedges	—	—	2,509,294

Current liabilities
Cash flow hedges	284,342	—	12,636,875

Non current assets
Cash flow hedges	—	—	851,002

Non current liabilities
Cash flow hedges	—	—	7,123,887

The derivative financial instrument liability in the 2011 year relates to a forward exchange contract entered into to protect against movements in the Australian dollar/U.S. dollar exchange rate on the U.S. dollar denominated IFC loan.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

The derivative financial instrument assets and liabilities in 2009 were denominated in United States dollars and were secured by fixed and floating charge over the assets of the subsidiary that has received the loans. The hedging facilities under which these liabilities arose were terminated in the 2010 year and the fixed and floating charge was released by the hedge providers. The Group exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in Note 30. Note 30 also presents information in relation to the fair value of financial instruments.

The Group expects to repay the U.S. dollar denominated IFC loan in November 2011. In order to protect against movements in the Australian dollar/U.S. dollar exchange rate, the Group has entered into a forward exchange contract to purchase U.S. dollars.

The contract is hedging a highly probable payment for the ensuing financial year. The contract is timed to mature when the payment is scheduled to be made.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income. When the cash flows occur, the group adjusts the initial measurement of the component recognized in the balance sheet by removing the related amount from other comprehensive income.

13. Other assets

	Group
	2011 A$	2010 A$	2009 A$
Prepayments	3,230,192	3,047,878	166,175
Other	—	18,797	80,617

	3,230,192	3,066,675	246,792

14. Available for sale financial assets

	Group
	2011 A$	2010 A$	2009 A$
Non-current
Listed equity securities – at market value	210,227	524,230	348,974

Available for sale financial assets comprise investments in the ordinary issued capital of various entities. There are no fixed returns or fixed maturity dates.

During the year ended June 30, 2011, no impairment loss was recognized in relation to listed equity investments (2010: A$7,740; 2009; A$1,214,402)

The fair value of financial assets and liabilities must be estimated for recognition and measurement. The fair value of the group’s available for sale financial assets are determined on the basis of unadjusted quoted prices in an active market for those assets and as such fall within level 1 of the AASB7 fair value measurement hierarchy.

The group’s exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in Note 30. Note 30 also presents information in relation to the fair value of financial instruments.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

15. Property, plant and equipment

2011 Group	Land and buildings A$	Plant and equipment A$	Other mineral assets A$	Assets under construction A$	Mine rehabilitation assets A$	Leased Assets A$	Total A$
Cost
At the beginning of the financial year	8,500,109	117,648,469	77,330,928	132,551,779	7,096,047	—	343,127,332
Additions	—	4,519,199	7,675,215	144,564,763	9,833,866	1,747,826	168,340,869
Disposals	—	(422,612)	—	(58,483)	—	—	(481,095)
Transfer	—	(9,270,551)	(8,014,380)	(21,970,791)	—	21,485,693	(17,770,029)

At the end of the financial year	8,500,109	112,474,505	76,991,763	255,087,268	16,929,913	23,233,519	493,217,077

Accumulated depreciation
At the beginning of the financial year	(1,584,430)	(26,727,170)	(11,439,509)	—	(501,582)	—	(40,252,691)
Charge for the year	(539,923)	(10,598,959)	(4,439,835)	(3,593,331)	(195,689)	(4,940,685)	(24,308,422)
Disposals	—	427,419	—	—	—	—	427,419
Impairment	—	—	—	—	—	—	—
Transfer	—	2,597,904	—	459,743	—	(2,211,576)	846,071

At the end of the financial year	(2,124,353)	(34,300,806)	(15,879,344)	(3,133,588)	(697,271)	(7,152,261)	(63,287,623)

Net book value at June 30, 2011	6,375,756	78,173,699	61,112,419	251,953,680	16,232,642	16,081,258	429,929,454

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

2010 Group	Land and buildings A$	Plant and equipment A$	Other mineral assets A$	Assets under construction A$	Mine rehabilitation assets A$	Total A$
Cost
At the beginning of the financial year	7,444,119	94,569,846	58,040,467	9,177,221	2,401,339	171,632,992
Acquired on acquisition of subsidiary (refer to Note 31)	—	—	15,117,000	67,160,516	3,738,824	86,016,340
Effect of changes in exchange rates	—	—	—	667,657	—	667,657
Additions	1,055,990	23,078,623	4,173,461	55,546,385	955,884	84,810,343
Disposals	—	—	—	—	—	—

At the end of the financial year	8,500,109	117,648,469	77,330,928	132,551,779	7,096,047	343,127,332

Accumulated depreciation
At the beginning of the financial year	(1,115,278)	(16,197,218)	(8,101,275)	—	(357,512)	(25,771,283)
Effect of changes in exchange rates	—	—	—	—	—	—
Charge for the year	(469,152)	(10,399,362)	(3,338,234)	—	(144,070)	(14,350,818)
Disposals	—	—	—	—	—	—
Impairment	—	(130,590)	—	—	—	(130,590)

At the end of the financial year	(1,584,430)	(26,727,170)	(11,439,509)	—	(501,582)	(40,252,691)

Net book value at June 30, 2010	6,915,679	90,921,299	65,891,419	132,551,779	6,594,465	302,874,641

Revision of estimate of reserves used for units of production basis of depreciation

During the prior year the estimate of reserves which is used for the basis of calculating units of use depreciation for certain property, plant and equipment utilized at the Group’s Simberi Project was increased by 437,000 ounces. The net effect of the change in the prior year was a decrease in depreciation and amortization expense of A$5,876,992. The actual impact on depreciation and amortization expense in future periods will be dependent on the quantity of gold produced and additional capital expenditure on assets that are depreciated on the units of production basis.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

2009 Group	Land and buildings A$	Plant and equipment A$	Other mineral assets A$	Assets under construction A$	Mine rehabilitation assets A$	Total A$
Cost
At the beginning of the financial year	7,419,480	76,264,970	50,834,589	383,588	2,401,339	137,303,966
Additions	24,639	18,304,876	7,205,878	8,793,633	—	34,329,026

At the end of the financial year	7,444,119	94,569,846	58,040,467	9,177,221	2,401,339	171,632,992

Accumulated depreciation
At the beginning of the financial year	(352,592)	(4,476,151)	(2,326,448)	—	(114,241)	(7,269,432)
Charge for the year	(762,686)	(11,656,675)	(5,774,827)	—	(243,271)	(18,437,459)
Impairment	—	(64,392)	—	—	—	(64,392)

At the end of the financial year	(1,115,278)	(16,197,218)	(8,101,275)	—	(357,512)	(25,771,283)

Net book value at June 30, 2009	6,328,841	78,372,628	49,939,192	9,177,221	2,043,827	145,861,709

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

(a) Leased assets

Plant and equipment includes the following amounts where the Group is a lessee under a finance lease:

	Group
	2011 A$	2010 A$	2009 A$
Leased equipment
Cost	23,233,519	5,783,127	7,062,775
Accumulated depreciation	(7,152,261)	(2,202,115)	(1,565,355)

Net carrying value	16,081,258	3,581,012	5,497,420

(b) Non-current assets pledged as security

Refer to Note 19 for information on non-current assets pledged as security by Group entities.

16. Intangible assets

Computer Software

	Group
	2011 A$	2010 A$	2009 A$
Cost
At the beginning of the financial year	—	—
Transferred from exploration and evaluation expenditure	1,629,176	—	—

At the end of the financial year	1,629,176	—	—

Accumulated amortization
At the beginning of the financial year	—	—	—
Transferred from exploration and evaluation expenditure	(521,750)	—	—
Amortization charge	(97,513)		—
At the end of the financial year	(619,263)	—	—

Closing net book amounts	1,009,913	—	—

17. Exploration and evaluation expenditure

	Group
	2011 A$	2010 A$	2009 A$
Cost
At the beginning of the financial year	23,711,261	11,115,743	10,406,786
Transferred from other mineral assets	7,843,600	519,658	—
Effect of changes in exchange rates	—	(852,120)	—
Additions	2,145,498	12,927,980	708,957
Disposals	(170,414)	—	—

At the end of the financial year	33,529,945	23,711,261	11,115,743

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

The ultimate recoupment of capitalized exploration and evaluation expenditure is dependent on successful development and commercial exploitation, or alternatively sale of the exploration areas.

18. Deferred tax assets and liabilities

Deferred tax assets have not been recognized in respect of the following items:

(a) Unrecognized deferred tax assets

	Group
	2011 A$	2010 A$	2009 A$
Deductible temporary differences	16,047,926	11,126,821	1,088,523
Deductible temporary differences recognized in equity	—	1,340,363	—
Tax losses	62,585,082	52,784,173	866,916
Deferred tax assets brought to account to reduce provision for deferred income tax	(24,064,454)	(20,839,361)	(616,253)

	54,568,554	44,411,996	1,339,186

The deductible temporary differences and tax losses do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be applied.

(b) Provision for deferred income tax

Provision for deferred income tax comprises the estimated expense at the applicable tax rate of the following items:

	Group
	2011 A$	2010 A$	2009 A$
Exploration and evaluation expenditure	23,905,456	20,044,547	265,235
Unrealized foreign exchange differences	—	646,236	351,018
Accrued income	—	148,578	—
Property, plant and equipment	19,318	—	—
Assessable temporary differences	139,680	—	—
Deferred tax assets brought to account to reduce provision for deferred income tax	(24,064,454)	(20,839,361)	(616,253)

	—	—	—

19. Trade and other payables

	Group
	2011 A$	2010 A$	2009 A$
Current
Trade payables	46,951,391	25,377,894	12,786,505
Other payables and accruals	4,001,507	18,654,118	7,896,521

	50,952,898	44,032,012	20,683,026

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

All trade and other payables are unsecured.

The group’s exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in Note 30. Note 30 also presents information in relation to the fair value of financial instruments.

20. Borrowings

	Group
	2011 A$	2010 A$	2009 A$
Current
Interest bearing loans	35,148,992	2,775,551	—
Finance lease liabilities	7,896,323	1,706,419	2,094,483

	43,045,315	4,481,970	2,094,483

Non-current
Finance lease liabilities	11,508,585	1,755,820	3,845,885

	11,508,585	1,755,820	3,845,885

The carrying amount of assets pledged as security for current and non-current borrowings are:

	Group
	2011 A$	2010 A$	2009 A$
Current
Floating charge
Cash and cash equivalents	9,946,284	—	4,900,136
Trade and other receivables	666,187	—	659,032
Inventories	50,977,061	—	14,269,497
Other assets	3,032,963	—	4,500,368

Total current assets pledged as security	64,622,495	—	24,329,033

Non-current
Fixed Charge
Property, plant and equipment	15,863,646	3,581,012	138,070,287
Floating charge
Property, plant and equipment	381,923,957	—	—
Exploration and evaluation expenditure	9,785,064	—	—

Total non-current assets pledged as security	407,572,667	3,581,012	138,070,287

Total assets pledged as security	472,195,162	3,581,012	162,399,320

Finance lease liability relates to facilities provided for mining equipment by Bank of South Pacific Limited and Caterpillar Finance. The Bank of South Pacific Limited facility is secured by a fixed and floating charge over the assets of Simberi Gold Company Limited and by a guarantee provided by the parent entity. The Caterpillar Finance facility is secured by a fixed charge over the leased equipment and by a guarantee provided by the parent entity. The facilities were fully drawn as at reporting date.

Interest bearing loans relates to a US$35 million facility provided to the Group by the International Finance Corporation Limited. The facility is secured by a fixed and floating charge over the assets of Gold Ridge Mining Limited and by a guarantee provided by Allied Gold Limited. The loan has been classified as current as the Company has announced its intention to repay this debt in November 2011. The funds drawn down have been utilized to meet capital expenditure incurred as part of the redevelopment of the Gold Ridge Project.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

The Group exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in Note 30. Note 30 also presents information in relation to the fair value of financial instruments.

21. Provisions

	Group
	2011 A$	2010 A$	2009 A$
Current
Employee entitlements	1,496,092	1,008,116	491,709

Non-current
Rehabilitation and restoration	19,929,508	9,315,217	2,782,426

(a) Rehabilitation and restoration

Movements in each class of provision during the financial year, other than employee benefits, are set out below:

	Group
	2011 A$	2010 A$	2009 A$
Carrying amount at start of year	9,315,217	2,782,426	2,584,870
Increase in provision due to change in estimate	9,833,866	955,884	—
Acquired on acquisition of subsidiary (refer to Note 31)	—	4,679,737	—
Effect of exchange rates	257,989	139,411	—
Accrual of discount	522,436	757,759	197,556

	19,929,508	9,315,217	2,782,426

(b) Provision for rehabilitation and restoration

The provision for rehabilitation and restoration is based on the Group’s environmental plans, in compliance with current environmental and regulatory requirements. The costs include obligations relating to reclamation, waste site closure, plant closure and other costs associated with the rehabilitation and restoration of mining and exploration sites. Full provision is made based on the net present value of the estimated cost of rehabilitating and restoring the environmental disturbance that has occurred up to the date of the financial statements.

During the 2011 year, the Group engaged an independent consultant to prepare a revised estimate of the cost of rehabilitating and restoring the environmental disturbance that had occurred up to June 30, 2011 at the Gold Ridge Project. Based on the independent consultant’s report and a discount rate of 13%, the provision for rehabilitation and restoration for the Gold Ridge Project was increased by A$9,833,866.

During the 2010 year, the Group engaged an independent consultant to prepare a revised estimate of the cost of rehabilitating and restoring the environmental disturbance that had occurred up to June 30, 2010 at the Simberi Project. Based on the independent consultant’s report and a discount rate of 13%, the provision for rehabilitation and restoration for the Simberi Project increased by A$955,884.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

During the period, the Group engaged an independent consultant to prepare a revised estimate of the cost of rehabilitating and restoring the environmental disturbance that had occurred up to June 30, 2011 at the Gold Ridge Project. Based on the independent consultant’s report and a discount rate of 13%, the provision for rehabilitation and restoration for the Gold Ridge Project was increased by A$9,833,866.

22. Contributed equity

	Group
	2011	2010	2009	2011	2010	2009
	Number of shares	Number of shares	Number of shares	A$	A$	A$

(a) Ordinary shares	1,198,537,554	1,040,132,142	472,643,276	459,170,409	369,525,183	173,098,363

Movements in ordinary share capital:

	Group
	2011	2010	2009	2011	2010	2009
	Number of shares	Number of shares	Number of shares	A$	A$	A$

Balance at beginning of financial year	1,040,132,142	472,643,276	3,77,005,725	369,525,183	173,098,363	133,686,704
Issued on acquisition of subsidiary (refer to Note 31)	—	110,339,866		—	46,817,214	—
Placement August 2008 at 31 cents			33,988,551			10,536,451
Placement February 2009 at 50 cents			61,649,000			30,824,500
Placement December 2009 at 35 cents	—	456,699,000		—	159,387,951	—
Conversion of options	2,074,427	450,000		658,072	157,500	—
Placement April 2011[1]	156,330,985	—		93,751,188	—	—
	1,198,537,554	1,040,132,142	472,643,276	463,934,443	379,461,028	175,047,655

Costs of capital raising	—	—		(4,764,034)	(9,935,845)	(1,949,292)

Balance at end of financial year	1,198,537,554	1,040,132,142	472,643,276	459,170,409	369,525,183	173,098,363

[1]	On April 6, 2011, Allied Gold Limited completed placement of 156,330,985 new ordinary shares to institutional and sophisticated investors at A$0.60 each.

(b) Options

Options granted and exercised during the period, and on issue at balance date are as follows.

The table below sets out the movements in options during the year; refer to the note below for further details:

Exercise Price per option		Maturity	Options outstanding at July 1, 2010	Options issued	Options expired or cancelled	Options exercised	Options transferred[1]	Options outstanding at June 30, 2011
A$	0.80	12/31/10	1,000,000	—	(1,000,000)	—	—	—
A$	1.00	12/31/10	1,000,000	—	(1,000,000)	—	—	—
A$	1.25	12/31/10	1,000,000	—	(1,000,000)	—	—	—
A$	1.50	12/31/10	1,000,000	—	(1,000,000)	—	—	—
A$	2.00	12/31/10	1,000,000	—	(1,000,000)	—	—	—
A$	0.35	10/31/11	30,012,500	—	(2,775,000)	(375,000)	(26,862,500)	—
A$	0.31	12/31/10	1,699,427	—	—	(1,699,427)	—	—
A$	0.35	12/31/11	1,500,000	—	—	—	(1,500,000)	—
A$	0.50	12/31/11	—	1,500,000	—	—	(1,500,000)	—
A$	0.50	12/31/13	38,675,000	—	(7,500,000)	—	(31,175,000)	—

			76,886,927	1,500,000	(15,275,000)	(2,074,427)	(61,037,500)	—

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

[1]

On June 30, 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group. Under the Schemes of Arrangement, Allied Gold Limited’s shares and options on issue as of June 30, 2011 were exchanged on a six for one basis to Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the Official List of the LSE and commenced trading on the Main Market on June 30, 2011.

The table below sets out the movements in options during the year ended June 30, 2010:

Exercise Price per option			Maturity	Options outstanding at July 1, 2009	Options issued	Options expired or cancelled	Options exercised	Options outstanding at June 30, 2010
A$	0.50		12/31/2009	180,000	—	(180,000)	—	—
A$	0.45		12/31/2009	3,400,000	—	(3,400,000)	—	—
A$	0.80		12/31/2010	1,000,000	—	—	—	1,000,000
A$	1.00		12/31/2010	1,000,000	—	—	—	1,000,000
A$	1.25		12/31/2010	1,000,000	—	—	—	1,000,000
A$	1.50		12/31/2010	1,000,000	—	—	—	1,000,000
A$	2.00		12/31/2010	1,000,000	—		—	1,000,000
A$	0.35	(i)	12/31/2011	36,325,000	—	(5,862,500)	(450,000)	30,012,500
A$	0.31		12/31/2010	1,699,427	—	—	—	1,699,427
A$	0.35	(ii)	12/31/2011	—	1,500,000	—	—	1,500,000
A$	0.50	(iii)	12/31/2013	—	37,500,000	—	—	37,500,000
A$	0.50	(iv)	12/31/2013	—	1,175,000	—	—	1,175,000

				46,604,427	40,175,000	(9,442,500)	(450,000)	76,886,927

Notes:

(i)	Of the 30,012,500 options expiring October 31, 2011, 9,375,000 vest upon the share price trading at A$0.70 or above on five consecutive days.
(ii)	Of the 1,500,000 options issued on November 11, 2009 and expiring December 31, 2011, 500,000 vest upon the share price trading at A$0.70 or above on five consecutive days.
(iii)	Of the 37,500,000 options issued on November 11, 2009 expiring December 31, 2013, 15,000,000 vest on December 7, 2010; 15,000,000 vest upon the share price reaching A$0.70 and 7,500,000 vest upon Allied Gold producing 100,000 ounces of gold in the period October 1, 2009 to December 31, 2010.
(iv)	Issued December 22, 2009.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

The table below sets out the movements in options during the year ended June 30, 2009:

Exercise Price per option		Maturity	Options outstanding at July 1, 2008	Options issued	Options expired or cancelled	Options exercised	Options outstanding at June 30, 2009
A$	0.50	12/31/2008	3,100,000	—	(3,100,000)	—	—
A$	0.45	12/31/2009	3,400,000	—	—	—	3,400,000
A$	0.80	12/31/2008	750,000	—	(750,000)	—	—
A$	0.80	12/31/2010	1,400,000	—	(400,000)	—	1,000,000
A$	0.40	12/31/2008	1,000,000	—	(1,000,000)	—	—
A$	0.44	12/31/2008	1,000,000	—	(1,000,000)	—	—
A$	0.72	06/30/2009	713,261	—	(713,261)	—	—
A$	0.50	10/30/2009	370,000	—	(190,000)	—	180,000
A$	1.00	12/31/2012	1,400,000	—	(400,000)	—	1,000,000
A$	1.25	12/31/2010	1,400,000	—	(400,000)	—	1,000,000
A$	1.50	12/31/2010	1,400,000	—	(400,000)	—	1,000,000
A$	2.00	12/31/2010	1,400,000	—	(400,000)	—	1,000,000
A$	0.35	12/31/2011	—	36,325,000	—	—	36,325,000
A$	0.31	12/31/2010	—	1,699,427	—	—	1,699,427

			46,604,427	40,175,000	(9,442,500)	(450,000)	76,886,927

(c)	Capital management

The primary objective of managing the Group’s capital is to ensure that there is sufficient capital available, in the form of debt or equity funding, to support the funding requirements of the Group, including capital expenditure, in a way that optimizes the cost of capital, maximizes shareholders’ returns and ensures that the Group remains in a sound financial position. There were no changes to the group’s overall capital management approach during the current year.

The Group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

23. Reserves and accumulated losses

	Group
	2011 A$	2010 A$	2009 A$

Available for sale investments reserve	189,993	503,997	136,389
Hedging reserve – cash flow hedges	(284,342)	(5,437,338)	(9,703,079)
Share based payments reserve	15,401,136	16,604,976	9,776,417
Foreign currency translation reserve	5,416,866	5,427,787	(644,628)

	20,723,653	17,099,422	(434,901)
Accumulated Losses	(8,952,325)	(15,559,454)	(25,788,269)

	11,771,328	1,539,968	(26,223,170)

(a) Movements

Movements in the reserves and accumulated losses during the reporting period are presented in the statement of changes in equity.

(b) Nature and purpose of reserves

Available for sale investments revaluation reserve

Changes in the fair value and exchange differences arising on translation of investments classified as available for sale financial assets, are taken to the available for sale investment revaluation reserve, as disclosed in Note 3(g). Amounts are recognized in profit or loss when the associated assets are sold or impaired.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

Hedging reserve – cash flow hedges

The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognized directly in equity, as described in Note 3(i). Amounts are recognized in profit or loss when the associated hedged transaction affects profit or loss.

Share based payments reserve

The share based payments reserve is used to recognize:

•	the fair value of options issued to employees but not exercised

•	the fair value of shares issued to employees

Foreign currency translation reserve

Exchange differences arising on translation of foreign subsidiaries are taken to the foreign currency translation reserve as described in Note 3(b). The reserve is recognized in profit and loss when the net investment is disposed of.

24. Earnings per share

	Group
	2011 Cents	2010 Cents	2009 Cents

(a) Basic earnings per share	0.61	1.31	(1.65)

(b) Diluted earnings per share	0.60	1.31	(1.65)

(c) Reconciliation of earnings used in calculating earnings per share

	Group
	2011 A$	2010 A$	2009 A$

Profit from continuing operations	6,607,129	10,228,815	(7,071,651)

(d) Weighted average number of shares used as the denominator

	Group
	Number	Number	Number
Weighted average number of shares used in calculation of basic earnings per share	1,075,199,944	782,749,594	427,904,462
Adjustment for issued option in calculation of diluted earnings per share	17,999,108	3,206,484	652,442

Weighted average number of shares used in calculation of diluted earnings per share	1,093,199,052	785,956,078	428,556,904

(e) Information concerning the classification of securities

Options issued are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the calculation of basic earnings / (loss) per share. Details relating to options are set out in Note 28.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

25. Auditors’ remuneration

	Group
	2011 A$	2010 A$		2009 A$
Remuneration of the auditor of the Company:
Auditing or reviewing the Financial Statements (BDO Audit (WA) Pty Ltd)	324,500	267,289	*	148,911
Other Group auditors	21,667	7,069		—
Other assurance services (BDO Audit (WA) Pty Ltd)	—	91,600		—
Other non-assurance services (BDO Corporate Finance (WA) Pty Ltd)	278	62,762		—
Other non-assurance services (BDO LLP)	418,021	—		—

	764,466	428,720		148,911

Audit or reviewing the Financial Statements of subsidiaries (KPMG Australia)	—	71,593		—

*	Restated

26. Related party transactions

(a) Company

The Company is Allied Gold Limited, a company incorporated and domiciled in Australia.

(b) Subsidiaries

Interests in subsidiaries are set out in Note 32.

(c) Key management personnel

Disclosures relating to key management personnel are set out in Note 27.

(d) Terms and conditions

Transactions between related parties are on normal commercial terms and conditions no more favorable than those available to other parties, except that the loans to subsidiaries are non-interest bearing.

Outstanding balances are unsecured and repayable in cash.

27. Key management personnel disclosures

(a) Details of key management personnel

Details of key management personnel during the current and prior financial years are set out under Item 6.B. included elsewhere in this report.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

Certain key management personnel have related party relationships with third parties that transact with the Group. The table below summarizes the transactions undertaken with those key management personnel and their related parties during the current and prior financial years:

Key Management Personnel	Related entity	Description of transaction	2011 A$	2010 A$	2009 A$
Mark Caruso	Cancello Plant Hire Pty Limited	Directors’ fees- cash component	1,047,895	967,562	360,600
	Regional Management	Directors’ fees – share based payments	(835,000)	4,397,500	1,198,555
	Minesite Construction Services Pty Ltd	Finance lease – gross lease payments	—	2,643,900	3,325,200
	Minesite Construction Services Pty Ltd	Finance lease – contingent rentals	—	2,946,449	2,216,800
	Minesite Construction Services Pty Ltd	Finance lease – loss on extinguishment of finance lease liability	—	2,891,037	—
	Minesite Construction Services Pty Ltd	Finance lease – payout of lease liability	—	3,307,953	—
	Minesite Construction Services Pty Ltd	Purchase of mining equipment	276,096	1,462,126	646,384
	Minesite Construction Services Pty Ltd	Hire of mining equipment and labor	65,468	482,768	1,648,760
	Minesite Construction Services Pty Ltd	Construction of processing plant	—	—	573,333
	Mineral Commodities Limited	Administration and support services	—	—	26,308

			554,459	19,099,295	9,995,940

Greg Steemson	Steemson Geoscience Pty Ltd	Directors’ fees- cash component and share based payments	90,000	90,000	302,701
	Steemson Geoscience Pty Ltd	Geological consultancy services	11,800	37,500	78,962

			101,800	127,500	381,663

Frank Terranova	Novabank Pty Ltd	Directors’ fees – share based payments	(417,500)	2,198,750	527,616

Peter Torre	Torre Corporate Pty Ltd	Company secretarial services – cash and share based payments	220,000	149,100	243,622

All key management personnel that are not listed in the table above deal with the Group in their own name only and do not have a related party relationship with any other party that has commercial dealings with the Group.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

(a) Key management personnel compensation

Remuneration by category

	Group
	2011 $	2010 $	2009 $
Key Management Personnel
Short-term	3,856,007	2,616,633	1,714,630
Post-employment	252,062	175,224	101,960
Share-based payment	(1,203,840)	7,029,420	2,917,561

	2,904,229	9,821,277	4,734,151

(b) Option holdings of key management personnel

2011

Key Management Personnel	Balance at start of year	Granted as remuneration	Lapsed	Transferred[1]	Balance at end of year
M Caruso	33,875,00	—	(5,000,000)	(28,875,000)	—
P Davies	1,000,000	—	—	(1,000,000)	—
P DuPlessis	825,000	—	—	(825,000)	—
S Harvey	—	1,500,000	—	(1,500,000)	—
R Hastings	3,750,000	—	—	(3,750,000)	—
M House	1,500,000	—	—	(1,500,000)	—
S Kelly	975,000	—	—	(975,000)	—
A Lowrie	1,750,000	—	—	(1,750,000)	—
G Steemson	1,750,000	—	—	(1,750,000)	—
F Terranova	18,000,000	—	(2,500,000)	(15,500,000)	—
P Torre	2,000,000	—	—	(2,000,000)	—

	65,425,000	1,500,000	(7,500,000)	(59,425,000)	—

1.	On June 30, 2011, Allied Gold Limited successfully implemented the Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group. Under the Schemes of Arrangement, Allied Gold Limited’s shares and options on issue as of June 30, 2011 were exchanged on a six for one basis for Allied Gold Mining PLC shares and options.

2010

Key Management Personnel	Balance at start of year	Granted as remuneration	Lapsed	Balance at end of year	Vested and exercisable
T Bubb	750,000	—	(750,000)	—	—
M Caruso	13,900,000	25,000,000	(5,025,000)	33,875,000	15,875,000
P Davies	1,000,000	175,000	(175,000)	1,000,000	700,000
P DuPlessis	1,000,000	—	(175,000)	825,000	525,000
R Hastings	3,750,000	500,000	(500,000)	3,750,000	2,750,000
M House	—	1,500,000	—	1,500,000	1,000,000
A Lowrie	2,000,000	—	(250,000)	1,750,000	1,250,000
G Steemson	2,000,000	—	(250,000)	1,750,000	1,250,000
F Terranova	6,250,000	12,500,000	(750,000)	18,000,000	9,250,000
P Torre	2,000,000	250,000	(250,000)	2,000,000	1,500,000

	32,650,000	39,925,000	(8,125,000)	64,450,000	34,100,000

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

2009

Key Management Personnel	Balance at start of year	Granted as remuneration	Exercised	Lapsed	Balance at end of year	Vested and exercisable
T Bubb	—	750,000	—	—	750,000	250,000
M Caruso	3,400,000	14,000,000	—	—	17,400,000	10,150,000
P Davies	—	1,000,000	—	—	1,000,000	350,000
P Du Plessis	—	1,000,000	—	—	1,000,000	350,000
F Hart	500,000	—	—	(500,000)	—	—
R Hastings	—	3,750,000	—	—	3,750,000	1,750,000
R Johnson	5,000,000	—	—	(5,000,000)	—	—
A Lowrie	2,000,000	2,000,000	—	(2,000,000)	2,000,000	1,000,000
G Steemson	—	2,000,000	—	—	2,000,000	1,000,000
F Terranova	2,000,000	6,250,000	—	(2,000,000)	6,250,000	3,500,000
P Torre	—	2,000,000	—	—	2,000,000	1,000,000

	13,400,000	32,750,000	—	(10,000,000)	36,150,000	19,350,000

(c) Shareholdings of key management personnel

2011

Key Management Personnel	Balance at start of year	Received as remuneration	Purchase	Disposal[1]	Balance at end of year
M Caruso	7,585,193	—	100,000	(7,685,193)	—
S Harvey	49,045	—	150,955	(200,000)	—
R Hastings	300,000	—	—	(300,000)	—
M House	10,000	—	—	(10,000)	—
A Lowrie	1,635,460	—	—	(1,635,460)	—
G Steemson	1,100,000	—	—	(1,100,000)	—
F Terranova	1,000	—	—	(1,000)	—
P Torre	20,000	—	—	(20,000)	—

	10,700,698	—	250,955	(10,951,653)	—

1.	On June 30, 2011, Allied Gold Limited successfully implemented the Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group. Under the Schemes of Arrangement, Allied Gold Limited’s shares and options on issue as of June 30, 2011 were exchanged on a six for one basis for Allied Gold Mining PLC shares and options.

2010

Key Management Personnel	Balance at start of year	Received as remuneration	Options exercised	Net change other	Balance at end of year
M Caruso	7,585,193	—	—	—	7,585,193
S Harvey	49,045	—	—	—	49,045
R Hastings	300,000	—	—	—	300,000
M House	10,000	—	—	—	10,000
A Lowrie	1,635,460	—	—	—	1,635,460
G Steemson	1,100,000	—	—	—	1,100,000
F Terranova	1,000	—	—	—	1,000
P Torre	20,000	—	—	—	20,000

	10,700,698	—	—	—	10,700,698

All equity transactions with key management personnel, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favorable than those the group would have adopted if dealing at arm’s length.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

2009

Key Management Personnel	Balance at start of year	Received as remuneration	Options exercised	Net change other	Balance at end of year
M Caruso	5,577,693	—	—	2,007,500	7,585,193
R Hastings	300,000	—	—	—	300,000
M House	—	—	—	10,000	10,000
R Johnson	55,000	—	—	(55,000)	—
A Lowrie	1,635,460	—	—	—	1,635,460
J Moore	800,000	—	—	(800,000)	—
G Steemson	1,100,000	—	—	—	1,100,000
F Terranova	—			1,000	1,000
P Torre	—	—	—	20,000	20,000

	10,651,653	—	—	1,181,500	10,651,653

(d) Loans to key management personnel

There were no loans to key management personnel during the period.

(e) Finance leases

During the prior financial year an agreement was entered into with Minesite Constructions, a company in which Mark Caruso is a shareholder and director, for the hire of mining equipment was terminated prior to their scheduled expiry date. Prior to its termination, the agreement was accounted for as a finance lease.

The carrying amount as at the prior reporting date of various mining equipment subject to finance leases with Minesite Constructions was A$nil. Under the terms of the leases, the Group had the option to acquire the leased assets for their agreed fair value on expiry of the leases. The agreement was terminated effective April 1, 2010. The provisional amount payable by the Group in consequence of the termination of the agreement was A$6,466,764 which exceeded the recorded value of the lease liability of A$3,575,727 as at the termination date. The excess of the termination value over the lease liability of A$2,891,037 was recorded in profit and loss under financing costs. The final amount payable for the mining equipment acquired as a consequence of the termination of the agreement was determined based on an independent valuation of the mining equipment.

The leases also provided for the payment of contingent rentals determined on the basis of a fixed charge per machine hour.

Set out below is a summary of amounts recorded in the prior year financials in relation to the operation and termination of the agreement:

	Group
	2011 A$	2010 A$	2009 A$

Finance charges included in the statement of comprehensive income as finance expenses	—	1,843,571	2,043,900

Contingent rentals paid	—	2,946,449	2,216,800

Loss on extinguishment of lease liability recorded as a financing cost	—	2,891,037	—

Amount payable under termination agreement included in trade creditors	—	7,864,847	—

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

28. Share based payments

(a) Employee and directors’ options

The Allied Gold Limited employee option plan was re-approved by shareholders at the Annual General Meeting on November 28, 2008. The plan is designed to provide long term incentives for senior employees (including directors) to deliver long term shareholder returns. All full time employees, part time employees and consultants to the Group are eligible to participate in the plan at the absolute discretion of the Board. Options are granted under the plan for no consideration and are at terms stipulated at the discretion of the Board. The options hold no voting rights, do not participate in dividends and are not transferable. All options granted are exercisable in exchange for one ordinary share in the Company for every option held.

Set out below are summaries of options granted under the plan:

	Group
	2011 Number of Options	2010 Number of Options	2009 Number of Options
Outstanding at the beginning of the year	75,187,500	44,905,000	14,020,000
Granted	1,500,000	40,175,000	37,650,000
Lapsed	(15,275,000)	(9,442,500)	(6,765,000)
Exercised	(375,000)	(450,000)	—
Transferred[1]	(61,037,500)	—	—

Vested and exercisable at end of year	—	75,187,500	44,905,000

1.	On June 30, 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group. Under the Schemes of Arrangement, Allied Gold Limited’s shares and options on issue as at June 30, 2011 were exchanged on a six for one basis to Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the Official List of the LSE and commenced trading on the Main Market on June 30, 2011.

The weighted average share price at the date of exercise of options exercised during the year ended June 30, 2011 was A$0.36 (2010: A$0.47) (2009: A$Nil).

Fair value of options granted

The fair value of options at grant date was independently determined using a Black-Scholes option pricing model that takes into account the exercise prices, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The model inputs for options granted during the year ended June 30, 2011 included:

Non-Executive Director options issued June 6, 2011

	No vesting conditions	Vesting condition[1]

Fair value at grant date	$0.04424	$0.00884
Exercise price	$0.50	$0.50
Grant date	06/20/2011	06/20/2011
Expiry date	12/31/2011	12/31/2011
Share price at grant date	$0.505	$0.505
Expected price volatility of shares	25%	25%
Expected dividend yield	0%	0%
Risk free interest rate	4.8%	4.8%
Probability discount applied in relation to vesting conditions	0%	80%
Number of options	1,000,000	500,000

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

The basis for valuation is as per the grant date.

[1]

At the time of issue the vesting condition was that, options may not vest until the ordinary share price of Allied Gold Limited’s shares is greater than A$0.70 for five consecutive days after the date of grant. Under the option scheme approved by shareholders on June 6, 2011 the vesting condition is that, options may not vest until the ordinary share price of Allied Gold Mining PLC’s shares is greater than £2.56 on five consecutive days after the date of grant.

Non-Executive Director options issued November 11, 2009

	No vesting conditions		Vesting condition[1]
Fair value at grant date	A$	0.187	A$	0.187
Exercise price	A$	0.35	A$	0.35
Grant date		11/11/2009		11/11/2009
Expiry date		12/31/2011		12/31/2011
Share price at grant date	A$	0.425	A$	0.425
Expected price volatility of shares		65%		65%
Expected dividend yield		0%		0%
Risk free interest rate		4.83%		4.83%
Probability discount applied in relation to vesting conditions		0%		40%
Number of options		1,000,000		500,000

[1]	Options may not vest until the ordinary share price of the Company’s shares is greater than A$0.70 for five consecutive days after the date of grant.

Employee options issued December 1, 2008

	Tranche A options		Tranche B options		Tranche C options
Fair value at grant date	A$	0.0924	A$	0.0924	A$	0.0858
Exercise price	A$	0.35	A$	0.35	A$	0.35
Grant date		12/1/2008		12/1/2008		12/1/2008
Expiry date		10/31/2011		10/31/2011		10/31/2011
Share price at grant date	A$	0.27	A$	0.27	A$	0.27
Expected price volatility of shares		60%		60%		60%
Expected dividend yield		0%		0%		0%
Risk free interest rate		3.27%		3.27%		3.27%
Discount applied in relation to vesting conditions		0%		30%		0%

Employee options issued December 5, 2008

	Tranche A options		Tranche B options		Tranche C options
Fair value at grant date	A$	0.097	A$	0.097	A$	0.0905
Exercise price	A$	0.35	A$	0.35	A$	0.35
Grant date		12/5/2008		12/5/2008		12/5/2008
Expiry date		11/30/2011		11/30/2011		11/30/2011
Share price at grant date	A$	0.275	A$	0.275	A$	0.275
Expected price volatility of shares		60%		60%		60%
Expected dividend yield		0%		0%		0%
Risk free interest rate		3.24%		3.24%		3.24%
Discount applied in relation to vesting conditions		0%		30%		0%

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

Employee options issued December 29, 2008

	Tranche A options		Tranche B options		Tranche C options
Fair value at grant date	A$	0.2009	A$	0.2009	A$	0.195
Exercise price	A$	0.35	A$	0.35	A$	0.35
Grant date		12/23/2008		12/1/2007		12/1/2007
Expiry date		10/31/2011		10/31/2011		10/31/2011
Share price at grant date	A$	0.425	A$	0.425	A$	0.425
Expected price volatility of shares		60%		60%		60%
Expected dividend yield		0%		0%		0%
Risk free interest rate		2.95%		2.95%		2.95%
Discount applied in relation to vesting conditions		0%		30%		0%

The terms of each Tranche of options are summarized below:

Tranche A vests on grant date.

Tranche B vests upon the 100,000th ounce of gold production between October 1, 2008 and December 31, 2009. Upon production of 75,000 ounces within the timeframe, the Directors have the discretion to require the holder to exercise 50% of the Tranche B options in which case the holder will forego the balance of the options.

Tranche C vests when the weighted average price of Allied shares is greater than 70 cents for five consecutive days.

The model inputs for options granted during the year ended June 30, 2008 included:

	Director Options		Employee Options		Director Options		Employee Options
Exercise price	A$	0.40	A$	0.50	A$	0.45	A$	0.80
	A$	0.44			A$	2.00	A$	2.00
Grant date		12/21/2007		11/21/2007		3/28/208		6/11/2008
Expiry date		12/31/2008		10/31/2009		12/31/2008 and 12/31/2010		12/31/2010
Share price at grant date	A$	0.72	A$	0.75	A$	0.75	A$	0.65
Expected price volatility of shares		70%		70%		50%		50%
Expected dividend yield		0%		0%		0%		0%
Risk free interest rate		6.35%		6.35%		6.31%		8.11%

Executive Director options issued November 11, 2009

	Tranche A options[1]		Tranche B options[2]		Tranche C options[3]
Fair value at grant date	A$	0.166	A$	0.215	A$	0.167
Exercise price	A$	0.50	A$	0.50	A$	0.50
Grant date		11/11/2009		11/11/2009		11/11/2009
Expiry date		12/31/2013		12/31/2013 [4]		12/31/2013
Share price at grant date	A$	0.425	A$	0.425	A$	0.425
Expected price volatility of shares		65%		65%		65%
Expected dividend yield		0%		0%		0%
Risk free interest rate		4.97%		5.25%		4.97%
Probability discount applied in relation to vesting conditions		0%		0%[4]		40%
Number of options issued		15,000,000		15,000,000		7,500,000

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

The terms of each Tranche of options are summarized below:

[1]	Tranche A – vest on grant date.
[2]	Tranche B – vest upon the 100,000th ounce of gold production between October 1, 2009 and December 31, 2010.
[3]	Tranche C – vest when the weighted average price of Allied shares is greater than 70 cents for five consecutive days.
[4]

In calculating the fair value of the Tranche options subject to gold production performance conditions, the term to expiry was reduced to 1/7/2012 from 31/12/2013 to more fully reflect the vesting condition.

Employee options issued December 22, 2009

	No vesting conditions
Fair value at grant date	A$	0.166
Exercise price	A$	0.50
Grant date		22/12/2009
Expiry date		31/12/2013
Share price at grant date	A$	0.33
Expected price volatility of shares		65%
Expected dividend yield		0%
Risk free interest rate		4.97%
Probability discount applied in relation to vesting conditions		0%
Number of options		1,175,000

29.	Cash and cash equivalents and cash flow from operations

(a)	Cash and cash equivalents

	Group
	2011 A$	2010 A$	2009 A$
Cash assets	78,101,134	85,525,391	20,529,979

The group’s exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in Note 30. Note 30 also presents information in relation to the fair value of financial instruments.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

(b)	Reconciliation of profit after income tax to net cash provided by / (used in) operations

	Group
	2011 A$	2010 A$	2009 A$
Profit after income tax	6,607,129	10,228,815	(7,071,651)
Depreciation and amortization	16,895,424	13,300,025	18,533,479
Loss on disposal of non-current assets	53,681	—	—
Loss on disposal of subsidiary	160,145	—	—
Provision – employee entitlements	641,144	339,855	125,890
Unrealized foreign exchange adjustments	(150,356)	(623,444)	(806,601)
Share-based payments	(1,203,840)	6,828,559	4,130,120
Unwinding of environmental discount	522,436	757,759	197,556
Foreign exchange losses on borrowings	—	—	2,155,392
Interest on finance leases	1,382,507	2,278,099	2,266,409
Loss on extinguishment of lease liability	—	1,990,000	—
Impairment of available for sale assets	—	7,740	1,214,402
Gain on sale of available for sale assets transferred to profit or loss	—	(1,006,313)	—
Realized losses on hedging transactions transferred to profit or loss	—	5,691,821	(1,155,015)
Bargain purchase	—	(36,666,786)	—
Unrealized loss on derivatives	4,887,797	176,124	—
Payments for settlement of derivatives	—	(17,826,546)	5,122,882
Other	(732)	(491,255)	(204,443)
Changes in assets and liabilities during the year:
Decrease/ (increase) in receivables	2,836,970	(3,511,424)	(2,945,220)
Decrease/ (increase) in prepayments	1,012,209	(1,787,246)	—
Increase/(decrease) in payables	2,324,471	(2,875,650)	—
(Increase)/decrease in inventories	(14,766,463)	2,680,469	—

Net cash generated by / (used in) operating activities	21,202,522	(20,509,398)	21,563,200

(c)	Non-cash investing and financing activities

	Group
	2011 A$	2010 A$	2009 A$
Increase in capital accruals	—	18,967,318	4,000,000
Property, plant and equipment acquired under finance leases	1,747,826	3,010,068	7,062,775
Increase in value of rehabilitation asset	9,833,866	—	—
Equity settled costs of raising equity capital			143,240
Equity settled acquisition of controlled entity (refer to Note 31)	—	41,929,149	—

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

30. Financial instruments

In the normal course of its operations, the Group is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. In order to manage these risks, the Group may enter into transactions which make use of both on and off statement of financial position derivatives. The Group does not acquire, hold or issue derivatives for trading purposes. The Group’s management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategy by:

•	Safeguarding the Group’s core earnings stream from its major asset through the effective control and management of financial risk.

•	Effective and efficient usage of credit facilities through the adoption of reliable liquidity management planning and procedures.

•	Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts.

The Managing Director and Chief Financial Officer are responsible for the management of the Group’s financial risks within Board approved directives. The group holds the following financial instruments:

	Group
	2011 A$	2010 A$	2009 A$

Financial assets
Cash and cash equivalents	78,101,134	85,525,391	20,529,979
Trade and other receivables	1,455,893	4,160,718	677,183
Securities available for sale	210,227	524,230	348,974
Derivative assets	—	—	2,711,759

	79,767,254	90,210,339	24,267,895

Financial liabilities
Trade and other payables	50,952,897	44,031,998	18,133,857
Borrowings	54,553,900	6,237,790	5,940,368
Derivative liabilities	284,342	—	15,946,935

	105,791,139	50,269,788	40,021,160

The sensitivity analysis presented in the following notes are based on changes in underlying prices or rates that the group considered to be reasonably possible at the end of the reporting period.

(a) Market risk

Gold price risk is the risk that fluctuations in the price of gold will have an adverse effect on current or future earnings. The Group may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices. In order to protect against the impact of falling gold prices, the Group enters into hedging transactions which provide a minimum price to cover non-discretionary operating expenses, repayments due under the group’s financing facilities and sustaining capital. The majority of the Group’s forecast production is unhedged, allowing it to take advantage of increases in gold prices.

Gold price risk

Prior to February 26, 2010 call and put options were used by the Group to manage the gold price risk. On February 26, 2010 the Group terminated its gold hedging facilities and in the period from February 26, 2010 to June 30, 2011 has maintained an unhedged position in relation to gold price risk. As the Group did not have any hedging in place as at June 30, 2011 it was fully exposed to gold price risk.

The Group had nil net forward pricing commitments outstanding against future production as at June 30, 2011 (2010: A$nil).

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

The Group had nil net forward pricing commitments outstanding against future production as at June 30, 2010. As at June 30, 2009 the Group had net forward pricing commitments outstanding against future production as follows:-

2009

	Less than 1 year		1 to 2 years		2 to 3 years	3 to 4 years	Total
Put options (U.S. dollar/Gold)
Amount (ounces)		39,748		20,154	—	—		59,902
US$/oz	US$	700	US$	700	—	—	US$	700

Call options (U.S. dollar/Gold)
Amount (ounces)		34,429		20,154	—	—		54,583
US$/oz	US$	700	US$	700	—	—	US$	700

Based on the financial instruments held by the group as at June 30, 2011 and June 30, 2010, had the United States dollar gold price weakened/strengthened by 10% with all other variables held constant, equity would have been A$nil higher/lower and the Group loss A$nil higher/lower (2009: equity A$2,803,043 higher/A$1,868,696 lower).

Foreign exchange risk

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the Group’s functional currency. The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Papua New Guinea Kina, the United States dollar, the Solomon Island dollar and the British pound. No material programs for hedging foreign exchange risk were implemented by the group in the 2011, 2010 or 2009 financial years.

The Group’s exposure to foreign currency risk at the reporting date was as follows:

	US$	PGK	SBD	GBP
June 30, 2011
Financial assets
Cash and cash equivalents	23,533,644	1,945,113	230,303	7,530,285
Trade and other receivables	52,036	564,325	38,150	—

	23,585,680	2,509,438	268,453	7,530,285

Financial liabilities
Trade and other payables	835,724	6,202,158	2,977,314	233,786
Borrowings	32,658,393	17,484,226	115,202	—

	33,494,117	23,686,384	3,092,516	233,786

June 30, 2010
Financial assets
Cash and cash equivalents	11,742,806	1,903,230	87,584	402,308
Trade and other receivables	1,919,810	292,158	21,293	—

	13,662,616	2,195,388	108,877	402,308

Financial liabilities
Trade and other payables	1,385,575	2,710,887	776,980	16,235
Borrowings	—	3,462,238	—	—

	1,385,575	6,173,125	776,980	16,235

June 30, 2009 Financial assets
Cash and cash equivalents	3,928,292	554,906	—	—
Trade and other receivables	558,351	117,872	—	—
Derivative assets	2,711,759	—	—	—

	7,198,402	672,778	—	—

Financial liabilities
Trade and other payables	1,920,071	9,356,717	—	—
Borrowings	—	2,100,554	—	—
Derivative liabilities	15,946,935	—	—	—

	17,867,006	11,457,271	—	—

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

Based on the financial instruments held by the Group as at the reporting date, the sensitivity of the group’s profit after tax for the year and equity at the reporting date to movements in the Australian dollar to United States dollar, Australian dollar to Papua New Guinean Kina, Australian dollar to Solomon Islands dollar and Australian dollar to British pound exchange rates was:

•

Had the Australian dollar weakened/strengthened by 5% against the U.S. dollar with all other variables remaining constant, the Group’s profit after tax would have been A$471,956 lower/higher (2010: A$613,852 lower/higher), (2009: A$128,328 lower/higher).

•

Had the Australian dollar weakened/strengthened by 5% against the PNG Kina with all other variables remaining constant, the Group’s profit after tax would have been A$1,008,426 lower / higher (2010: A$198,889 lower/higher), (2009: A$539,225 lower/higher).

•

Had the Australian dollar weakened/strengthened by 5% against the Solomon Island dollar with all other variables remaining constant, the Group’s profit after tax would have been $134,479 lower/higher (2010: $33,405 lower/higher), (2009: $nil lower/higher).

•

Had the Australian dollar weakened/strengthened by 5% against the British pound with all other variables remaining constant, the Group’s profit after tax would have been $347,452 lower / higher (2010: $19,304 lower/higher), (2009: $nil lower/higher).

Interest rate risk

The Group’s main interest rate risk arises from variable rate interest rates on cash and cash equivalents. No hedging programs were implemented by the Group to manage interest rate risk during the 2011, 2010 or 2009 reporting periods.

As of the reporting date, the Group had the following exposures to interest rate risk:

	June 30, 2011		June 30, 2010		June 30, 2009
	Weighted average interest rate %	Balance A$	Weighted average interest rate %	Balance A$	Weighted average interest rate %	Balance A$

Financial assets
Cash and cash equivalents	2.47%	78,101,134	3.5%	85,525,391	3.5%	20,529,979

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

All interest rates were floating rates. Interest rates on the borrowings are repriced quarterly.

At June 30, 2011, if interest rates had changed by +/- 50 basis points from the year end rates per the above table with all other variables held constant, profit for the year would have been $113,875 higher/lower (2010: change of +/- 50 basis points $427,627 higher/lower).(2009; $132,352 higher/lower).

Equity price risk

The Group and the Company are exposed to equity securities price risk arising from investments classified on the statement of financial position as available for sale. Investments in equity securities are approved by the Board on a case-by-case basis.

The majority of the Group’s and the Company’s available for sale equity investments are in junior resource companies listed on the ASX and are included in the S&P/ASX All Ordinaries Gold index.

At June 30, 2011, if the index had changed by +/- 5 % from its year end level with all other variables held constant, group equity at June 30, 2011 would have been A$10,500 higher/lower (2010: change of +/- 5 % A$26,200 higher/lower), (2009 changed +/- 5% A$17,400 higher / lower).

(b) Credit risk

Credit risk is the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the Group. Credit risk is managed at the Group level. The Group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but adopts a policy of only dealing with credit worthy counterparties. Trade and other receivables mainly comprise banking institutions purchasing gold under normal settlement terms of two working days.

Counterparty risk under derivative financial instruments is to two reputable banking institutions.

All cash balances are on deposit with the banking institutions that are members of a highly rated major Australian banking group.

The carrying amount of financial assets recorded in the financial statements represents the group’s maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

(c) Liquidity risk

The group’s liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the Group has the ability to access required funding.

The tables below analyze the Group’s financial liabilities, net settled derivative financial instruments into relevant maturity groupings based on the remaining period to contractual maturity at the reporting date:

Group entity as at June 30, 2011

	Less than 6 months A$	6 to 12 months A$	Between 1 and 2 years A$	Between 2 and 5 years A$	Total A$	Carrying amount A$
Trade and other payables	50,952,897	—	—	—	50,952,897	50,952,897

Borrowings	41,869,657	44,539	—	—	41,914,196	35,148,992

Finance lease liabilities	4,960,421	4,774,316	8,410,146	4,195,797	22,340,680	19,404,908

Total	97,782,975	4,818,855	8,410,146	4,195,797	115,207,773	105,506,797

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

Group entity as at June 30, 2010

	Less than 6 months A$	6 to 12 months A$	Between 1 and 2 years A$	Between 2 and 5 years A$	Total A$	Carrying amount A$
Trade and other payables	44,032,012	—	—	—	44,032,012	44,032,012

Borrowings	3,397,939	1,184,875	1,820,486	447,847	6,851,147	6,237,791

Total	47,429,951	1,184,875	1,820,486	447,847	50,883,159	50,269,803

Group entity as at June 30, 2009

	Less than 6 months A$	6 to 12 months A$	Between 1 and 2 years A$	Between 2 and 5 years A$	Total A$	Carrying amount A$
Non derivatives
Trade and other payables	18,133,857	—	—	—	18,133,857	18,133,157

Borrowings	3,616,126	3,408,592	2,669,268	185,708	9,879,694	5,940,368

Total non derivatives	21,749,983	3,408,592	2,669,268	185,708	28,013,551	24,073,525

Derivatives
Net settled - outflows	4,656,493	5,778,864	6,108,635	—	16,543,992	15,946,935

Total derivatives	4,656,493	5,778,864	6,108,635	—	16,543,992	15,946,935

(d) Fair value estimation

The fair value of cash and cash equivalents, trade and other receivables and trade and other payables is considered to be a reasonable approximation of their fair value due to their short term nature.

Other financial assets and other financial liabilities represent unrealized gains and losses under derivative financial instruments. Those unrealized gains and losses represent the fair value of commodity contract derivative financial instruments estimated based upon relevant market information at the reporting date.

The fair value of borrowings as at the reporting date is considered to be a reasonable approximation of their fair value as the interest rate on those borrowings is variable and was repriced on the reporting date.

Available for sale financial assets are carried at fair value.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

31. Business combination

(a) Summary of business combination

On November 24, 2009, Allied Gold Limited obtained control of ASG, the owner of the Gold Ridge gold project in the Solomon Islands. As at June 30, 2010, ASG was wholly owned by Allied Gold Limited. The acquisition was undertaken to diversify the Group’s asset base and to increase its gold production capacity in the South Pacific region.

ASG contributed revenues of $nil and a net loss of $1,571,144 to the Group for the period from December 1, 2009 to June 30, 2010. Had the acquisition occurred on July 1, 2009, the effect would have been to increase revenues by $91,270 and increase the net loss by $2,647,865.

Details of the purchase consideration are as follows:

	Group
	2011 A$	2010 A$	2009 A$

Consideration paid by the Company - Issue of 110,339,866 shares of Allied Gold Limited to acquire shares in controlled entity	—	41,929,149	—

The value of the Allied Gold Limited shares issued as consideration for the purchase of shares in the controlled entity was determined using the market value of Allied Gold Limited shares at November 24, 2009 of A$0.38 per share.

(b)	Assets and liabilities acquired

The table below summarizes the assets and liabilities recognized as a result of the business combination:

Acquisition fair value 2010 $
Cash	3,573,926
Trade and other receivables	5,568
Inventories	16,495
Property, plant and equipment	67,160,516
Rehabilitation asset	3,738,824
Mining rights	15,117,000
Trade payables	(1,205,102)
Provision for employee benefits	(243,490)
Provision for environmental remediation	(4,679,737)

Net assets acquired	83,484,000

The fair value of acquired receivables is $5,568. The gross contractual amount for trade receivables due is $255,035 of which $249,467 is considered to be uncollectible.

(c) Direct acquisition costs

Acquisition related costs of $1,717,914 are included in other expenses in the prior period profit or loss and in operating cash flows in the statement of cash flows.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

Bargain purchase

A gain on consolidation or bargain purchase was recognized in profit or loss in the prior period as a result of the acquisition as follows:

2010 A$

Consideration paid by the Company	41,929,149
Less value of net assets acquired	(83,484,000)

Gross gain on consolidation	(41,554,851)
Less impairment loss on shares held in acquiree prior to gaining control	4,888,065

Gain on consolidation recognized in profit or loss	36,666,786

The above table presents information on the basis that the Group acquired 100% of the acquiree within the financial year. At the time of obtaining control there existed a non-controlling interest with a fair value of $1,290,667. The non-controlling interest was acquired during the prior period by the company in exchange for shares in Allied Gold Limited at a fair value of $1,290,667.

32. Group entities

	Class of share	Place of Incorporation	Equity Holding
			2011%	2010%	2009%

Company or parent entity
Allied Gold Limited		Australia	—	—	—
Subsidiaries
Australian Solomons Gold Limited	Ord	Australia	100	100	—
AGL (SGC) Pty Ltd	Ord	Australia	100	100	—
AGL (ASG) Pty Ltd	Ord	Australia	100	100	—
Allied Gold Finance Pty Ltd	Ord	Australia	100	100	—
Allied Gold Services Pty Ltd	Ord	Australia	100	100	—
Allied Tabar Exploration Pty Ltd	Ord	Australia	100	100	100
Advance R & D Pty Ltd	Ord	Australia	100	100	100
Aretrend Pty Ltd	Ord	Australia	100	100	100
ASG Solomon Islands Limited	Ord	Solomon Islands	100	100	—
Compania Minera Nord Pacific de Mexico, S.A. de C.V.	Ord	Mexico	—	100	100
Gold Ridge Mining Limited	Ord	Solomon Islands	100	100	—
Hicor Corporation	Ord	United States	100	100	100
JV Mine (Australia) Pty Ltd	Ord	Australia	100	100	100
Nord Australex Nominees (PNG) Ltd	Ord	PNG	100	100	100
Nord Australex Nominees Pty Ltd	Ord	Australia	100	100	100
Nord Pacific Ltd	Ord	Canada	100	100	100
Simberi Gold Company Limited	Ord	PNG	100	100	100
Solomon Islands International Pty Ltd	Ord	Australia	100	100	—
Tabar Exploration Company Ltd	Ord	PNG	100	100	100

33. Commitments and contingent liabilities

(a) Lease commitments – Group entity as lessee

Non-cancellable operating leases

The group leases office premises and various plant and machinery under non-cancellable operating leases expiring within 1 to 5 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

	Group
	2011 A$	2010 A$	2009 A$
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:
Within one year	1,529,330	2,129,368	2,129,368
Later than one year but not later than five years	1,613,842	—	2,129,368

	3,143,172	2,129,368	4,258,736

Finance leases

	Group
	2011 A$	2010 A$	2009 A$
Commitments in relation to finance leases are payable as follows:
Within one year	9,734,737	2,008,318	4,559,600
Later than one but not later than five years	12,605,944	1,896,669	5,320,408

Minimum lease payments	22,340,681	3,904,987	9,880,008

Future finance charges	2,935,773	442,748	3,939,640

Recognized as a liability	19,404,908	3,462,239	5,940,368

Representing lease liabilities:
Current	7,896,323	1,706,419	2,004,483
Non-current	11,508,585	1,755,820	3,845,885

	19,404,908	3,462,239	5,940,368

Finance charges included in the statement of comprehensive income as financing costs	1,382,506	2,278,099	2,266,410

(b)	Exploration & Development costs – Commitments for Expenditure.

Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon expiry of the exploration leases or when an application for a mining license is made and has not been provided for in the accounts. These obligations are not provided for in the financial statements.

(c)	Capital commitments

Capital expenditure contracted for at the reporting date but not recognized in liabilities is as follows:

	Group
	2011 A$	2010 A$	2009 A$

Capital expenditure for redevelopment of Gold Ridge Project	3,330,824	65,774,434	—
Capital expenditure for Simberi Oxide processing plant	14,503,969	232,388	1,412,811
Capital expenditure for Sulphide pre-feasibility study	4,576,954	153,090	644,760

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

(d)	Hedging commitments

In April 2011, the Company entered into a forward contract to purchase US$37 million at an exchange rate of A$/US$1.0645 to be settled in November 2011. The contract was entered to hedge the Company’s exposure to currency risk on the planned early payment of its U.S. dollar denominated International Finance Corporation Limited loan. At the reporting date the exchange rate was A$/US$1.0782 giving rise to an unrealized loss of A$0.3 million.

As disclosed in Note 30, in the prior year a subsidiary had entered into commitments under a program for hedging its exposure to gold price risk. Details relating to these commitments are disclosed in Note 30.

(e) Contingent liabilities

	Group
	2011 A$	2010 A$	2009 A$
Executives of the group will be entitled to compensation for past services if their employment is terminated by the group other than for specific reasons as outlined in their employment contracts. This amounts to:	1,130,900	1,874,730	656,000

(f) Legal action

In December 2009, Simberi Gold Company Limited, or SGCL, instituted legal proceedings against Intermet Engineers Pty Ltd, or Intermet, and a director of Intermet in respect of breaches of contract whereby Intermet were contracted by SGCL to design, procure and manage the construction of gold processing and related facilities for the Simberi Oxide Gold Project. Intermet filed a defense and has counter-claimed approximately A$1.2 million for alleged unpaid monies under the contract. This amount was fully accrued as a liability by SGCL pending the outcome of the litigation.

As at the date of this report, the legal action with Intermet is in the process of being settled. The draft deed of settlement has been prepared, where Intermet will pay to us a sum of A$1,375,000 and we will pay Intermet a sum of A$325,000.

34. Subsequent events

The following events have arisen in the period between June 30, 2011 and the date of presentation of these financial statements:

•

On December 30, 2011, the Group entered into a 3-year US$80 million hedge-free gold prepayment facility. The facility was drawn down on January 3, 2012 and was used to repay the Company’s US$55 million in financing facilities provided by the International Finance Corporation and the Bank of South Pacific with the balance of the funds providing substantial liquidity for the group as it completes its existing capital expenditure projects. The 3-year loan is repayable in physical gold and the number of ounces to be provided is linked to the prevailing gold price. The notional repayment obligation over the three years is 66,240 ounces with a reference price of US$1,500. There is no explicit interest rate stated in the facility due to the physical delivery mechanism of the loan and the monthly amortization of the outstanding balance. The minimum ounces repayable over the term of the facility (principal and interest) is 56,304 ounces and the maximum ounces repayable over the three year period is 76,176 ounces.

•

On June 29, 2012, St Barbara Limited announced an offer to acquire all of the shares in Allied Gold pursuant to a Scheme of Arrangement. The offer was recommended to shareholders of Allied Gold by the Board of Directors in the absence of a superior offer. On September 7,

Allied Gold Limited
Notes to the financial statements
June 30, 2011, 2010 and 2009

2012, St Barbara Limited became the sole shareholder of Allied Gold Mining PLC and acquired the entire issued and to be issued ordinary share capital of Allied Gold for A$1.025 in cash, and 0.8 St Barbara Limited ordinary shares for each Allied Gold share.

Other than the items noted above, raising of these equity proceeds, no matter or circumstance has arisen since June 30, 2011 that has significantly affected, or may significantly affect:

a.	the Group’s operations in future financial periods, or

b.	the results of those operations in future financial periods, or

c.	the Group’s state of affairs in future financial periods.

35. Impact of reconciliation between Australian equivalents to International Financial Reporting Standards

The financial report complies with Australian Accounting Standards, which include AIFRS. Compliance with AIFRS ensures that the financial report complies with International Financial Reporting Standards.

ITEM 18.	FINANCIAL STATEMENTS

Refer to “Item 17 – Financial Statements” above for the consolidated financial statements for the three years ended June 30, 2011, 2010 and 2009.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1	Articles of Association of Allied Gold Mining Limited

8

Allied Gold Mining Limited’s significant subsidiaries are as follows:

•     Allied Gold Limited – organized under the laws of the Commonwealth of Australia

•     Australian Solomons Gold Ltd – organized under the laws of the Commonwealth of Australia

•     ASG Solomon Islands Ltd – incorporated in Solomon Islands

•     Gold Ridge Mining Ltd – incorporated in Solomon Islands

•     JV Mine (Australia) Pty Ltd – organized under the laws of the Commonwealth of Australia

•     Nord Pacific Ltd – incorporated in Canada

•     Simberi Gold Company Ltd – incorporated in Papua New Guinea

•     Solomons Island International Pty Ltd – organized under the laws of the Commonwealth of Australia

12.1	Certification by CEO, Tim Lehany pursuant to Rule 13a-14(a) of the Exchange Act

12.2	Certification by CFO, Garth Campbell-Cowan pursuant to Rule 13a-14(a) of the Exchange Act

13.1	Certification by CEO, Tim Lehany pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by CFO, Garth Campbell-Cowan pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALLIED GOLD MINING LIMITED

Registrant

Dated: April 26, 2013

By:	/s/ Garth Campbell-Cowan
	Name:	Garth Campbell-Cowan
	Title:	Chief Financial Officer