Form 20-F
period 2011-12-31
ALLIED GOLD MINING Ltd
filed 2013-04-26
CIK 843296

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☒	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from July 1, 2011 to December 31, 2011

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

204,318,414 Ordinary Shares as of December 31, 2011

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

Yes  ☐            No  ☒

EXPLANATORY NOTE

In June 2011, the Allied Gold group completed a restructuring, the Restructuring, pursuant to share and option schemes of arrangement, with Allied Gold Mining PLC, a company organized under the laws of England and Wales, becoming the parent holding company of Allied Gold Limited. As a result of the Restructuring, we changed our fiscal year end to December 31 from June 30. We are filing this transition report for the period from July 1, 2011 to December 31, 2011, the Transition Report, in connection with our anticipated deregistration in compliance with Rule 12h-6 of the Exchange Act.

On September 7, 2012, St Barbara Limited, or St Barbara, a company organized under the laws of the Commonwealth of Australia, acquired Allied Gold Mining PLC pursuant to a scheme of arrangement, the Scheme of Arrangement, resulting in Allied Gold Mining PLC becoming a wholly-owned subsidiary of St Barbara Limited. Prior to and in order to facilitate the acquisition by St. Barbara, shareholders of Allied Gold Mining PLC, acting by special resolution, approved a reduction in capital of Allied Gold Mining PLC on August 14, 2012. As a result, Allied Gold Mining PLC was re-registered on September 7, 2012 as Allied Gold Mining Limited and continues to do business under that name. References to “Allied Gold”, “the Group”, “we”, “our” and “us”, in this Transition Report, as context dictates, are to (a) Allied Gold Mining Limited and its subsidiaries subsequent to the acquisition by St Barbara, (b) Allied Gold Mining PLC and its subsidiaries prior to the acquisition by St Barbara but following the Restructuring, and (c) Allied Gold Limited and its subsidiaries prior to the Restructuring. References to “the Company” are to Allied Gold Mining Limited or Allied Gold Mining PLC, as context dictates.

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

DEFINITIONS

“AIFRS”	means the Australian equivalents to International Financial Reporting Standards.

“ASX”	means the Australian Stock Exchange.

“ASG”	means Australian Solomons Gold Limited.

“AUD” or “A$”	means Australian dollar.

“BDO”	means BDO Audit (WA) Pty Ltd.

“Exchange Act”	means the U.S. Securities Exchange Act of 1934, as amended.

“GBP”	means the British pound sterling.

“Gold Ridge” or “Gold Ridge Project”	means the 100% owned gold mining operation which is located on Guadalcanal Island in the Solomon Islands.

“GRML”	means Gold Ridge Mining Limited.

“IFRS”	means the International Financial Reporting Standards.

“km2”	means square kilometers.

“LSE”	means the London Stock Exchange PLC.

“Main Market”	means the LSE’s main market for listed securities.

“Mt”	means million tonnes.

“Mtpa”	means million tonnes per annum.

“Official List”	means the premium listing segment of the LSE.

“Ordinary Shares”	means the ordinary shares of Allied Gold Mining PLC (or Allied Gold Mining Limited, as applicable).

“PNG”	means Papua New Guinea.

“SAG”	means semi-autogenous grinding.

“Securities Act”	means the U.S. Securities Act of 1933, as amended.

“SEC”	means the U.S. Securities and Exchange Commission.

“SIG”	means Solomons Island Government.

“Simberi” or “Simberi Project”	means the 100% owned gold mining operations located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern PNG.

“TSX”	means the Toronto Stock Exchange.

“US$”	means U.S. dollars.

PART 1

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

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

While this transition report on Form 20-F for the transition period from July 1, 2011 to December 31, 2011 is filed under the name of Allied Gold Mining Limited, the financial information presented relates to its predecessor entities, Allied Gold Mining PLC (for the six-month period ended December 31, 2011) and Allied Gold Limited (for the fiscal years ended June 30, 2010 and June 30, 2011 and the six months ended December 31, 2010). The selected historical data presented below has been derived from the financial statements of Allied Gold for the periods indicated, which were audited by BDO.

The consolidated financial statements are presented in Australian dollars and have been prepared in accordance with AIFRS. The consolidated financial statements and notes for Allied Gold comply with IFRS, as adopted by the International Accounting Standards Board, or IASB.

The following table summarizes certain financial information and should be read in conjunction with “Item 5 – Operating and Financial Review and Prospects”. We did not declare a dividend during each of the six-month periods ended December 31, 2010 and 2011, or the fiscal years ended June 30, 2010 and 2011. There were significant fluctuations in revenues and net income (loss) between the years stated in the table below. For the reasons set forth herein, the information shown below may not be indicative of our future results of operations.

	Six months ended December 31,		Year ended June 30,
	2011	2010	2011	2010
	A$000s
Income statement data:
Revenues	98,251	40,943	84,392	67,555
Net profit /(loss) after tax	(482)	9,389	6,607	10,229
Net profit / (loss) per share (basic) - cents	(0.24)	0.90	0.61	1.31
Net profit / (loss) per share (diluted) - cents	(0.24)	0.89	0.60	1.31

Balance sheet data	606,174	465,575	598,158	431,658
Total assets	494,282	385,841	470,942	371,065
Net assets

Shares on issue (value)(1)	30,248	370,183	459,170	369,525
Shares on issue (number)	204,318,414 (2)	1,042,206,569	1,198,537,554	1,040,132,142

Dividends paid or declared	Nil	Nil	Nil	Nil

(1)

The share capital balance reflects that Allied Gold Limited, an Australian Company, was the parent entity of the Group until June 30, 2011, and as a consequence the Group did not have a share premium account. Upon the establishment of Allied Gold Mining PLC as the parent of the Group, the balance of share capital in excess of par value of shares issued as a result of the arrangement was transferred to the capital reserve. Subsequent share issues have been recognized at par value in the share capital account with the balance shown as share premium.

(2)

On June 30, 2011, Allied Gold Limited successfully implemented the Restructuring whereby Allied Gold Mining PLC became the holding company of the Group. Under the Schemes of Arrangement, Allied Gold Limited’s shares and options on issue as at June 30, 2011 were exchanged on a six for one basis to Allied Gold Mining PLC shares and options.

Exchange Rates

Solely for informational purposes, this Transition Report contains translations of certain Australian dollar amounts into or from U.S. dollars at a specified rate. These translations should not be construed as a representation that the Australian dollar amounts, represented in the U.S. dollar amounts indicated, could be converted into or from U.S. dollars at the rate indicated. The following table sets forth, for the financial periods indicated, certain information concerning the Noon Buying Rate for Australian dollars expressed in U.S. dollars per A$1.00 as follows:

Exchange Rates for Australian Dollar to U.S. Dollar for the Current Period

Period	High	Low	Period End	Average
Six months ended December 31, 2011	1.103	0.845	1.025	1.032

Exchange Rates for Australian Dollar to U.S. Dollar for the Previous Six Months

Period	High	Low	Period End	Average
July 1, 2011 to July 30, 2011	1.103	1.057	1.100	1.078
August 1, 2011 to August 31, 2011	1.093	1.019	1.070	1.050
September 1, 2011 to September 30, 2011	1.075	0.974	0.974	1.022
October 1, 2011 to October 31, 2011	1.071	0.945	1.061	1.017
November 1, 2011 to November 30, 2011	1.037	0.969	1.024	1.011
December 1, 2011 to December 31, 2011	1.030	0.990	1.025	1.012

Latest Practicable Date

As of December 31, 2011, the Australian dollar expressed in U.S. dollars per A$1.00 was US$1.025.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Proceeds

Not applicable.

D.	Risk Factors

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

Our ore reserves are only estimates.

Like any mining company, our financial condition depends on our ore reserves. The ore reserves stated in this report represent the amount of gold that we estimated, as of December 31, 2011, could be economically and legally extracted or produced at the time of the ore reserve determination. Ore reserves estimates of mining companies are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling and other testing, which may ultimately prove unreliable. Such estimates should not be interpreted as an assurance of the profitability of our operations in the future. Until ore reserves are actually mined and processed, the quantity of ore mineral reserve grades must be considered as estimates only. In addition, the quantity of ore reserves may vary depending on, among other things, metal prices and currency exchange rates. Any material change in the quantity of ore reserves, grade or stripping ratio may affect the economic viability of our properties. Declines in market prices of gold could render the mining of our deposits uneconomic. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of ore reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of ore reserves, or of our ability to extract these ore reserves, could have a material adverse effect on our results of operations and financial condition. Also, a reduction in estimated ore reserves could require material write-downs in investment in the affected mining property and increased amortization, reclamation and closure charges. Alternatively, if our ore reserves exceed current forecasts, it cannot be assured that we will be able to develop the production capacity to exploit commercially those ore reserves.

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

The life-of-mine estimates included in this report in respect of Simberi and Gold Ridge may not be achieved. Our ability to maintain or increase our annual production of gold in the future will be dependent in significant part on our ability to bring new mines into production and to expand mineral reserves at existing mines. Both Simberi and Gold Ridge have a remaining life of over nine years from December 31, 2011 based only on proven and probable ore reserves.

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

We may experience delays in receiving permits, licenses, consents or other regulatory approval.

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

In particular, EL609 held by us in relation to Simberi has an expiry of May 5, 2013, and at the date of the filing of this report is the subject of an application for renewal for an additional two-year term, which has not yet been processed, failing which our rights to EL609 may be forfeited. Although we have no reason to believe that EL609 will not be renewed for an additional two-year term, there can be no assurance that this will be the case.

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

Our business requires substantial capital expenditure and lead times to operation which in the longer term may require external  financing that may not be available.

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

Such factors include, but are not limited to, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. The price of gold and other base and precious metals has fluctuated widely in recent years, and future serious price declines could cause continued development of, and commercial production from, our properties to be impracticable or uneconomic. Depending on the price of gold and other base metals, projected cash flow from planned mining operations may not be sufficient, and we could be forced to discontinue development and may lose its interest in, or may be forced to sell, some of our properties. Future production from our mining properties is dependent on gold prices that are adequate to make these properties economically viable. Furthermore, reserve calculations and life-of-mine plans using significantly lower gold prices could result in material write-downs of our investment in mining properties and increased amortization, reclamation and closure charges. In addition to adversely affecting our mineral reserve estimates and our financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

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

Our current and future operations are subject to exploration, development, exploitation and mining licenses, leases, licenses, concessions and regulatory consents and approvals, collectively, Authorizations, from the government and regulatory authorities in the territories in which we operate.

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

Failure to obtain, renew, enforce or comply with one or more Authorizations could have a material adverse effect on our prospects, business and results of operations.

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

Generally, investment in companies with a significant proportion of their assets located in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved in, and are familiar with, investing in such companies. Emerging markets such as those in which we currently operate are subject to rapid change, and the information set forth in this report may become out of date relatively quickly. Moreover, financial turmoil in any emerging market country tends to adversely affect prices in equity markets of all emerging market countries as investors move their money to more stable, developed markets. In the event that there is an economic crisis in any of the jurisdictions in which we operate, we may face severe difficulties in the operation of its business and the value of our assets in such jurisdictions may decrease, resulting in a material adverse effect on our financial condition.

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

In late 1998, the Solomon Islands entered into a period of prolonged ethnic tension, known as the tensions. The tensions included a paramilitary coup in June 2000 and a change of government. Peace was brokered through what is known as the Townsville Peace Accord in October 2000. However, following the signing of the Peace Accord there was a breakdown in law and order accompanied by a severe economic recession. During this period many overseas investors withdrew from the Solomon Islands.

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

Historically, our operations were comprised of the gold mining business of Allied Gold Limited and its subsidiaries. Allied Gold Limited was incorporated under the Australian Corporations Act as a public company limited by shares on May 26, 2003. Allied Gold Limited was listed on the Australian Stock Exchange on December 8, 2003, admitted for trading on the AIM, a market operated by the LSE, on May 2, 2006, and admitted for trading on the Toronto Stock Exchange on November 17, 2009. Allied Gold Limited was delisted following the Restructuring on June 30, 2011 and Allied Gold Mining PLC commenced trading on the Main Market of the LSE on June 30, 2011. Shares of Allied Gold Mining PLC were subsequently delisted following the Scheme of Arrangement pursuant to which Allied Gold was acquired by St Barbara. As of the date of this Transition Report, Allied Gold is 100% wholly-owned by St Barbara. Our registered office is located at Level 10, 432 St Kilda Road, Melbourne, Victoria 3004, Australia; telephone +61 3 8660 1900; facsimile +61 3 8660 1999.

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

•	In 2009, we announced an increase of 437,000 ounces to our ore reserves, extending the remaining mine life for the Simberi Project to over ten years.

•

In 2009, we commissioned a study to evaluate the process engineering options for the expansion of the existing Simberi oxide ore processing plant to a capacity of 3.5 Mtpa to increase production to 100,000 ounces per year, and also commenced a sulphide pre-feasibility study with a view to underpinning an expansion of our production profile by up to an additional 100,000 ounces per year. The expansion is planned to commence in June 2013.

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

•

On June 30 2011, Allied Gold Limited successfully implemented the Schemes of Arrangement whereby Allied Gold Mining PLC, a company incorporated in England and Wales, became the holding company of Allied Gold Limited and its subsidiaries. Under the Schemes of Arrangement, Allied Gold Limited’s shares and options on issue as of June 30 2011 were exchanged on a six for one basis for Allied Gold Mining PLC shares and options.

•	Shares of Allied Gold Mining PLC commenced trading on the LSE’s Main Market on June 28, 2011, the ASX on July 1, 2011, and the TSE on June 28, 2011.

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

•

On June 29, 2012, St Barbara announced an offer to acquire all of the shares in Allied Gold Mining PLC pursuant to the Scheme of Arrangement. The offer was recommended to shareholders of Allied Gold Mining PLC by its Board of Directors, the Board, in the absence of a superior offer. On September 7, 2012, St Barbara became the sole shareholder of Allied Gold Mining PLC and acquired the entire issued and to be issued ordinary share capital of Allied Gold for A$1.025 in cash, and 0.8 St Barbara ordinary shares for each Allied Gold share. The terms of the Scheme of Arrangement are set out in the Scheme of Arrangement Booklet included as Exhibit 4.1 to this Transition Report.

•

Following the acquisition by St Barbara, Allied Gold Mining PLC was delisted from the TSX on September 7, 2012, the LSE on September 10, 2012 and the ASX on October 9, 2012, and now operates under the name Allied Gold Mining Limited.

ASG Acquisition

On September 16, 2009, we announced a take-over bid, the ASG Offer, to acquire all of the issued and outstanding ordinary shares of ASG, the ASG Shares, on the basis of 0.85 of an ordinary share of Allied Gold for every one ASG Share. The ASG Offer was made pursuant to a take-over bid implementation agreement dated September 16, 2009 between Allied Gold and ASG.

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

ASG was delisted from the TSX at the close on January 28, 2010 following our successful take-over bid for ASG.

Capital and Investment Expenditures

During the six-month period from July 1, 2011 to December 31, 2011, we continued to invest significantly in:

•

The development of the Simberi Project through the construction of mine related infrastructure, a gold oxide processing plant and expenditure on exploration activities that were focused on identifying and proving additional reserves and securing resources to support the ongoing development of the Simberi Project including the planned development of a sulphide plant.

•	The redevelopment of the Gold Ridge Project subsequent to our acquisition of ASG during the 2010 financial year.

There were no significant divestitures of our assets during the six-month period ended December 31, 2011.

B.	Business Overview

1.	General

The principal activities of Allied Gold in the six months ended December 31, 2011 were:

•	The mining, processing and exploration for gold through the development and commissioning of our wholly owned Simberi Project located in PNG.

•	The mining, processing and exploration for gold through the development and commissioning of our wholly owned Gold Ridge Project located on Guadalcanal Island in the Solomon Islands.

2.	Principal Markets in which the Company Competes

Our principal operating assets as of December 31, 2011 were a 100% ownership interest in the Simberi Project in PNG and the Gold Ridge Project in the Solomon Islands. Gold produced by these projects is sold in the international commodities markets.

3.	Seasonality of the Company’s Main Business

Our main business of exploring for, producing and selling gold is not subject to significant seasonal variations.

4.	Availability of Raw Materials

The raw materials used by us in the production of gold are primarily ore mined, chemical reagents such as cyanide, lime, caustic soda, hydrochloric acid and carbon, and diesel. Ore mined is sourced from Simberi Island and the Gold Ridge mine on Guadalcanal Island, reagents are sourced primarily from Australia and Europe, and diesel is purchased from PNG and Solomon Islands suppliers. We do not have in place long term supply contracts for our raw materials and, as such, the price paid for those materials is subject to market fluctuations. With the exception of diesel, prices of raw materials have not demonstrated significant price volatility. The raw material prices for diesel are determined based on the price of oil in international commodities markets and has demonstrated significant price volatility over the three year period ended December 31, 2011.

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

Historically, the counterparties for spot sales have been an Australian gold refinery or Australian financial institutions of good standing. Following the termination of its hedge book, we do not have in place any long term contracts for the sale of gold and sells primarily into the spot market.

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

Allied Gold Limited is the parent entity of the Allied Gold Limited group of companies. Set out below is the corporate structure of the Allied Gold Limited group of companies as of December 31, 2011. Allied Gold Mining PLC, now Allied Gold Mining Limited, controls, directly or indirectly, 100% of the voting capital of all entities presented in the structure (which are incorporated under the laws of the jurisdictions noted below).

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

The lease is subject to the following conditions:

•	The Lessee must follow an approved proposal. A proposal has been submitted and approved.

•	The Lessee must comply with the Mining (Safety) Act.

•	The Lessee must comply with conditions imposed by the Department of Environment and Conservation and by conditions set out by the Bureau of Water Resources.

•	The Lessee must provide the Department of Mining and Petroleum, now the MRA, with six monthly reports on exploration and monthly production figures.

•	The Lessee may not use the land without the consent of the State for other purposes than for which the Lease was granted.

•	The Lessee must not interfere with the cultural use of the land without permission and will accommodate traditional uses subject to efficient and safe mining practices.

•	The Lessee shall compensate the owners of private land which is located within the Mining Lease to a level at least within accordance of the Act.

•	The Lessee shall provide the Department of Mining and Petroleum with a Closure Plan and Schedule at least one year before shutdown.

•	The Lessee shall stockpile all topsoil, where practical, to be used for re-vegetation purposes.

•	The Lessee shall submit the open pit mine plan to the Chief Inspector of Mines six weeks before start of mining operations.

•	The Lessee shall submit to the Chief Inspector of Mines all mine plant plans and details, for the mine construction phase and later.

The conditions of the Approved Mining Proposal were:

•	That gold production should have commenced by December 31, 1998. This date was extended to December 31, 2006 and then again to June 3, 2008. Gold production commenced in February 2008.

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

Expansion and Development Plans

Oxide expansion

During the 2013 calendar year, we will undertake incremental expansion of the processing plant to lift processing capacity to 3.5 Mtpa, to increase gold production to approximately 100,000 ounces per annum. At 3.5 Mtpa the Simberi oxide circuit will be capable of treating 34.5 million tonnes at a grade of 1.02 g/t Au with a process recovery of ~90% producing one Moz over approximately ten years. Further potential for significant oxide tonnages has been identified around the existing Sorowar and Pigibo deposits.

Sulphide pre-feasibility

During the six months ended December 31, 2011, exploration drilling and work was undertaken as part of pre-feasibility study to mine the significant sulphide ore reserves at Simberi. In September 2010, we announced the key findings of the study which point to an additional 100,000 ounces per annum decade-long production. The indicative capital cost (including contingency) of a sulphide circuit is US$200 million (+/- 20%) with a single stage roaster treating 1.5 Mtpa at an ore grade of 2.4 g/t Au.

A formal investment decision will be subject to a bankable feasibility study, but this has been deferred as a result of the acquisition by St Barbara.

Planned exploration activities

While Simberi has sufficient oxide resources for the next decade, opportunities exist to increase both the oxide and sulphide resources. In the six-months ending December 31, 2011, we undertook the following exploration activities in relation to the Simberi Project:

•	Exploration activity was focused on proving up sulphide resources to support a future proposed sulphide plant with drilling targetting Pigiput, Pigibo and Botlu and Sorowar.

•	On Tatau Island a number of areas were explored, including Mt Letam, Mt Tiro, Siro, Pepewo and Talik.

As of December 31, 2011, the Banesa prospect remained under-explored and an IP geophysical survey was planned to help determine the next round of targets. The survey was conducted in late 2012 and early 2013, and resulted in identification of a geophysical target that may warrant drilling in the 2013 financial year.

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

Significant agreements

There are six agreements relating to the Gold Ridge Mine, which are listed below.

Agreement	Parties to the agreement	Comments
Gold Ridge Mining Agreement Solomon Islands, March 7, 1997	SIG, Ross Mining (Solomon Islands) Limited, GRML and Ross Mining N.L.	Main enabling agreement, Defines royalties, financial, mining and environmental obligations

Agreement Relating to the Development of the Gold Ridge Mine between Ross Mining (Solomon Islands) Limited and GRML and Gold Ridge Community and Landowners Council, October 4, 1996	Ross Mining (SI) Limited, GRML and Gold Ridge Community and Landowners Council	An agreement covering aspects of the relocation exercise and compensation to affected landowners.

Agreement Relating to the Development of the Gold Ridge Mine Between the Government of Solomon Islands and the Gold Ridge Community and Landowners Council, October 4, 1996	SIG and Gold Ridge Community and Landowners Council	An agreement covering aspects of the relocation village, royalty distribution and distribution formula.

Assignment Agreement for Gold Ridge Mining Agreement Solomon Islands, May 12, 2005	SIG, Ross Mining (Solomon Islands) Limited and GRML and Solomon Islands Mining N.L. (formerly Ross Mining N.L.) and Australian Solomons Gold Pty Ltd.	An agreement assigning the main enabling agreement to Australian Solomons Gold Pty Ltd.

Agreement between GRML and the Kolobisi Tailings Dam Association, May 31, 2006	GRML and Kolobisi Tailings Dam Association	An agreement covering additional compensation and social infrastructure benefits to the landowners of the tailings dam area.

Agreement between GRML and the Metapono Downstream Association, May 31, 2006	GRML and Metapono Downstream Association	An agreement covering additional compensation and social infrastructure benefits to the landowners of the downstream communities.

Agreement Between GRML and Gold Ridge Community and Landowners Council, May 31, 2006	GRML and Gold Ridge Community and Landowners Council	An agreement covering additional compensation, relocation housing benefits and social infrastructure benefits to the landowners of the Gold Ridge area,

The following is a summary of the main terms of the Gold Ridge Mining Agreement:

•	Gross Royalty Payment of 1.5% on all production, of which 1.2% is held by the landowners and 0.3% is held by the Guadalcanal Provincial Government.

•	Export duty of 1.5% of gross value of all production payable to the SIG.

•	Corporate Income Tax – not to exceed 35%. Standard deductions apply.

•	Additional Profits Tax of 30% on net cash receipts (gross income less income tax and exploration, development, and production expenses) that are greater than a 25% rate of return.

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

The climate is hot and humid with a temperature range of 22oC to 33oC with relative humidity between 72 and 92%. There is little seasonal variation in temperature but the period from November to March generally experiences higher humidity and rainfall. The only long term Meteorological records available for Guadalcanal are from Henderson Airport about 20 kilometers from the mine. It is estimated that the area near the processing plant and open pits near the Gold Ridge summit receives about 2.4 times more rainfall than Henderson Airport. This indicates an average annual rainfall at site of 4,100 millimeters. Rainfall is typically intense, causing rapid and significant surface runoff.

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

The Gold Ridge deposits are hosted by the Lower Pliocene Gold Ridge Volcanics (GRV) – a distinctive, 800 meters thick, shallow dipping volcaniclastic facies at the base of the more widely distributed Toni Formation. The GRV are restricted to a small fault-bounded basin at a stepover in the Melango – Chovohio structure, which is an arc-normal fault interpreted to have formed as a transfer fault structure. The shape, position and structural setting of the GRV suggest it formed as a pull-apart basin above a jog in the Melango – Chovohio transfer structure during strike-slip reactivation.

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

Exploration

At Gold Ridge, exploration core drilling commenced in April 2011. Drilling initially targeted the Charivunga Mineralized Zone, between the Namachamata and Kupers deposits, where previous operators produced significant down hole intercepts in core holes. Work on haul road access to Kupers pit and resettlement housing was completed in the six months ended December 31, 2011.

Allied Gold is also looking to the longer term with a regional program. In late 2011, preliminary discussions were held with landowner groups in the 122 square kilometer Avu Avu Prospecting Licence area on the central southern coast of Guadalcanal. This is an initial step towards negotiating a Surface Access Agreement with local landowners, a prerequisite to the granting of full exploration rights. A review of historical records highlights Avu Avu as having anomalous copper. As at the date of this Transition Report, discussions around various Surface Access Agreements are continually being held as prospecting licenses come available for renewal. We are currently negotiating an agreement around SPL 194.

Mining

The mine plan as of December 31, 2011 consisted of the open pit mining of four deposits, Valehaichichi, Namachamata, Kupers and Dawsons, which produce a combination of oxide, transition and sulphide ore.

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

Processing

Following a A$150 million refurbishment, whereby the processing plant’s capacity was increased from 2.0 Mtpa to 2.5 Mtpa, first gold was poured in March 2011. As with Simberi, the processing plant is a conventional carbon-in-leach system.

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

Ore Reserves as of December 31, 2011

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

•

Ore reserves presented in accordance with SEC Industry Guide 7 do not exceed the quantities that, it is estimated, could be extracted economically if future prices were to be in line with the average of historical prices for the three years to December 31, 2011, or contracted prices where applicable. For this purpose, contracted prices are applied only to future sales volumes for which the price is predetermined by an existing contract; and the average of historical prices is applied to expected sales volumes in excess of such amounts. Moreover, reported ore reserve estimates have not been increased above the levels expected to be economic based on our own long term price assumptions.

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

•

The estimated ore reserve figures in the following tables are as of December 31, 2011. Metric units are used throughout. The figures used to calculate Allied Gold’s reserves are often more precise than the rounded numbers shown in the tables, hence small differences might result if the calculations are repeated using the tabulated figures.

Simberi Ore Reserves

The following table sets forth the proven and probable Ore Reserves at Simberi as at December 31, 2011.

Simberi Ore Reserves

	Mt	g/t Au	koz[1]
Proven	10.55	1.06	0.36
Probable	31.91	1.63	1.67

Total Reserves	42.45	1.49	2.03

[1]	“koz” = thousand ounces

Gold Ridge Ore Reserves

The following table sets forth the proven and probable Ore Reserves at Gold Ridge as at December 31, 2011:

Gold Ridge Ore Reserves

	Mt	g/t Au	koz
Proven	—	—	—
Probable	20.3	1.73	1,130

Total Reserves	20.3	1.73	1,130

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A	Operating Results

The tables below summarize the key financial and operating statistics for Allied Gold’s mining and processing activities for the fiscal year ended June 30, 2011, the 2011 Year, the fiscal year ended June 30, 2010, the 2010 Year, the six months ended December 31, 2011, the 2011 Period, and the six months ended December 31, 2010, the 2010 Period:

	Six months ended December 31,		Year ended June 30,
Key financial statistic	2011	2010	2011	2010
	A$000s
Sales revenue[1]	98,251	40,943	84,392	67,555
Gross margin/(loss)	8,598	8,368	15,554	(2,735)
Gains / (losses) on derivatives	—	—	—	—
Corporate expenses	(4,766)	(4,951)	(13,495)	(14,773)
Share based remuneration	—	1,253	1,204	(6,829)
Impairment of available for sale assets	—	—	—	—
(Loss) on disposal of available for sale assets	(16)	—	—	—
(Loss) / gain on (disposal) / acquisition of subsidiary	(166)	—	—	36,667
Foreign exchange gain / (loss)	(1,146)	444	—	988
Other income	2,330	4,777	5,420	3,091
Other expenses	—	—	(160)	—

Financial expenses	(5,316)	(502)	(2,097)	(5,996)

Profit/(loss) for the period	(482)	9,389	6,607	10,229

(1)

The sales revenue and gross margin presented above for the 2011 Year, the 2010 Year and the 2010 Period relate wholly to our Simberi operations as the Gold Ridge operation continued to be in the construction phase as of June 30, 2011, with all expenses and revenue being capitalized.

	Six months ended December 31,		Year ended June 30,
Key financial statistic (AUD)	2011	2010	2011	2010
	A$000s
Cashflow from operations	7,944	7,856	21,202	(20,509)
Cashflow from investing activities	(58,353)	(103,319)	(159,309)	(63,801)
Cashflow from financing activities	(8,116)	46,437	132,560	148,677

Net cash inflows/(outflows)	(58,525)	(49,026)	(5,547)	64,367

		Six months ended December 31,		Year ended June 30,
Key operating statistic	Unit of measure	2011	2010	2011	2010
		A$000s
Simberi
Waste mined	tonnes	914,485	1,063,224	2,033,355	634,296
Ore mined	tonnes	1,082,854	1,249,785	2,278,664	1,981,500
Ore processed	tonnes	949,585	1,153,504	2,085,626	1,949,650
Grade	g/t Au	1.07	1.12	1.11	1.18
Recovery	%	87%	89.9%	89.2%	87.9%
Gold produced	ounces	28,286	37,127	66,125	64,327

		Six months ended December 31,		Year ended June 30,
Key operating statistic	Unit of measure	2011	2010	2011	2010
Gold sold	ounces	24,177	33,556	64,595	63,980

Gold Ridge
Waste mined	tonnes	1,639,984	—	1,655,917	—
Ore mined	tonnes	1,019,954	—	460,321	—
Ore processed	tonnes	906,194	—	471,676	—
Grade	g/t Au	1.9	—	1.21	—
Recovery	%	70.8%	—	64.6	—
Gold produced	ounces	38,980	—	12,074	—
Gold sold	ounces	32,784	—	6,276	—

	Six months ended December 31,		Year ended June 30,
	2011	2010	2011	2010
	A$000s
Cost of sales comprise:
Employee expenses	14,485	4,921	10,101	8,455
Stores and other consumables	15,849	6,087	11,036	11,350
Fuel, power and water	20,916	5,454	11,080	8,953
Maintenance	11,223	4,745	8,250	9,298
Other	25,960	7,553	17,105	15,594

	88,433	28,760	57,572	53,650
Depreciation and amortisation charges	18,681	7,965	16,188	13,087
Changes in inventories and work in progress	(19,209)	(5,071)	(6,934)	1,901

	87,905	31,654	66,826	68,638
Royalties	1,748	921	2,012	1,652

	89,653	32,575	68,838	70,290

Six months ended December 31, 2011 as compared to the six months ended December 31, 2010

The results for the 2011 Period as compared to the 2010 Period reflect the following:

•

Gold sales of 56,961 ounces in the 2011 Period were at an average realized price of A$1,687 per ounce compared to gold sales of 35,556 ounces in the 2010 Period which were at an average realized price of A$1,280 per ounce. Revenue in the 2011 Period was higher than in the 2010 Period due primarily to the higher average gold price realized and the fact that the Gold Ridge mine commenced production on July 1, 2011 and produced 32,784 ounces.

•

Cost of sales was A$89.7 million for the 2011 Period compared to the 2010 Period cost of sales of A$32.6 million. This increase relates to the increase in production with Gold Ridge commencing production from July 1, 2011. Gold production for the six months ended December 31, 2011 was 67,266 ounces compared to 37,127 ounces for the six months ended December 31, 2010. Other variances include a large increase in employee, fuel and other fixed costs.

The 2011 Period results include an additional A$4.8 million of finance costs due to the interest bearing loan of US$35 million which was provided to the Company as at June 30, 2011. This resulted in six months of additional interest expense in the six months ended December 31, 2011 which did not exist in the six months ended December 31, 2010.

Twelve months ended June 30, 2011 as compared to the previous twelve months ended June 30, 2010

Allied Gold reported revenue of A$84.4 million and a net profit after tax of A$6.6 million compared with revenue of A$67.6 million and a net profit of $10.2 million for the year ended June 30, 2010.

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

B	Liquidity and capital resources

Cash position as of December 31, 2011

Allied Gold’s cash position as at December 31, 2011 was A$21,004,000 in available cash and cash equivalents, compared with A$78,101,000 as at June 30, 2011. The decrease was principally as a result of the redevelopment of the Gold Ridge Project in the Solomon Islands which it acquired through its acquisition of ASG and the planned expansion of the Simberi Project to an annual processing capacity of 3.5mtpa from the current 2.0mtpa.

Finance Activities, Liquidity and Capital Resources

Cash and cash flows for the 2011 Period as compared to the 2010 Period.

Allied Gold reported a net decrease in cash and cash equivalents of A$58.5 million compared to a net decrease in cash and cash equivalents of A$49.0 million in the previous Six Months. The cash movements during this period were primarily due to:

•	Cash generated from operating activities of A$7.9 million compared to cash inflow in in the previous six months of A$7.9 million.

•

Cash used by investing activities decreased from A$103.3 million in the 2010 Period to A$58.4 million in the 2011 Period due primarily to reduction in capital expenditure on property, plant and equipment in relation to the Gold Ridge Project.

•

Cash flows from financing activities in the 2011 Period were an outflow of A$8.1 million compared with an inflow of A$46.4 million in the 2010 Period, which included proceeds from borrowing of A$53.8 million.

C	Research and development, patents and licenses etc.

Not applicable.

D	Trend information

Not applicable.

E	Off balance sheet arrangements

Not applicable.

F	Tabular disclosure of contractual obligations

Set out below are the remaining contractual maturities of our contractual obligations as of December 31, 2011:

	Total	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years
	A$000s
Borrowings	30,690	30,690	—	—	—
Finance lease liabilities	20,130	10,328	9,349	453	—
Operating lease obligations	2,574	1,137	1,437	—	—
Purchase obligations	33,971	33,971	—	—	—

	87,365	76,126	10,786	453	—

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

On September 7, 2012, St Barbara completed its acquisition of Allied Gold, at which time all board members and senior management of Allied Gold resigned, and a board nominated by St Barbara was appointed.

Directors

Except as otherwise indicated, the following table sets out the names of the directors and senior management of Allied Gold as at December 31, 2011, positions held by them with the Company, the date on which they commenced their positions, and the date of expiry of their terms.

Name	Position	Appointed	Term Expired

Timothy J. Lehany	Managing Director & Chief Executive Officer	September 7, 2012	(1)
Garth Campbell-Cowan	Executive Director & Chief Financial Officer	September 7, 2012	(1)
Ross Kennedy	Executive Director & Executive General Manager – Corporate Services and Company Secretary	September 7, 2012	(1)
Mark V. Caruso(5)	Non-Executive Chairman	June 30, 2011	September 7, 2012
Frank Terranova(5)	Managing Director and Chief Executive Officer	June 30, 2011	September 7, 2012
Anthony Lowrie (3)	Non-Executive Director	March 9, 2007	September 7, 2012
Montague House (2)(3)	Non-Executive Director	March 4, 2009	September 7, 2012
T. Sean Harvey	Non-Executive Director	March 11, 2010	September 7, 2012
Gregory H. Steemson(4)	Non-Executive Director	June 14, 2005	August 16, 2011(4)

Notes:

(1)

Each director’s term of office expires at the later of the third annual general meeting of shareholders of Allied Gold Mining PLC or three years following that director’s last election or appointment. One third of the directors must retire at each annual general meeting. Retiring directors are eligible for re-election.

(2)	Member of the Audit, Compliance and Risk Committee.
(3)	Member of the Remuneration and Nomination Committee.
(4)	Resigned from the Board with effect from August 16, 2011.
(5)	On June 30, 2011, Mr. Terranova was appointed Managing Director and CEO, while founding Chairman, Mr. Caruso, moved to a non-executive position.

Biographical information for each member of the Board of Directors, including their principal occupations for the last five years, is set forth below.

Mr. Timothy J. Lehany was appointed Managing Director and Chief Executive Officer on September 7, 2012. Mr. Lehany is a mining engineer with over 25 years of extensive operating experience with a number of mining companies, including Newcrest Mining Ltd and WMC Ltd. His roles covered gold, base metal and nickel mines. Immediately prior to his joining St Barbara in 2009, Mr. Lehany was Executive General Manager Operations at Newcrest Mining Ltd for ten years. Mr. Lehany is a Member of the Australian Institute of Mining and Metallurgy.

Mr. Garth Cambell-Cowan was appointed Chief Financial Officer of Allied Gold Mining PLC on September 7, 2012. With over 25 years’ experience, Mr. Cambell-Cowan is responsible for finance, treasury, taxation, reporting and business analysis, corporate planning and capital management. He has repositioned the finance team to focus on developing financial reporting systems and controls to assist with our growth. He has also established a treasury function. Prior to joining St Barbara in 2006, he was Director of Corporate Accounting at Telstra and has held finance leadership roles with WMC and Newcrest Mining.

Mr. Ross J. Kennedy was appointed Company Secretary on September 7, 2012. Mr. Kennedy has more than 25 years’ experience as a public company secretary and has held a number of public company directorships in resources and technology companies. He has extensive experience in corporate management, including risk management, corporate governance, finance, accounting, commercial negotiations, takeovers, legal contracts, land management, human resources, statutory compliance and public reporting. Mr. Kennedy joined St Barbara in 2004, and currently serves as the Executive General Manager of Corporate Services and Company Secretary.

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

Mr. Gregory H. Steemson is a qualified geologist and geophysicist with extensive background in the exploration, development and management of mining projects. Mr. Steemson was formerly a Director and Chief Executive Officer of Mineral Commodities Limited.

Senior Management

Biographical information for each member of Allied Gold Mining PLC’s management, other than for Mr. Tim Lehany, Mr. Garth Campbell-Cowan, Mr. Ross Kennedy, Mr. Mark Caruso and Mr. Frank Terranova, whose biographical information is set out above, is set forth below. No member of the our management is subject to a non-competition or non-disclosure agreement with the Company.

On September 7, 2012, St Barbara completed its acquisition of Allied Gold Mining PLC, at which time all senior management of Allied Gold Mining PLC resigned, and were replaced by Mr. Tim Lehany, Mr. Garth Campbell-Cowan and Mr. Ross Kennedy.

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

Non-executive directors

Fees payable to Non-Executive Directors reflect the demands which are made on, and the responsibilities of, the individual Director. Non- Executive Directors’ fees and payments are reviewed annually by the Board. During the period one Non- Executive Director received share options in accordance with a resolution approved by shareholders of Allied Gold Limited at its extraordinary general meeting on June 6, 2011.

Directors fees are denominated in Australian dollars. As of December 31, 2011, the base remuneration for Non-Executive Directors of A$110,000 per annum was last reviewed with effect from November 1, 2011.

In addition, as of December 31, 2011, Non-Executive Directors received additional annual fees for serving on Board Committees as follows:

	Chairman		Member
Audit, Risk and Compliance Committee	A$	15,000	A$	7,000
Remuneration and Nomination Committee	A$	8,000	A$	5,000

Mr. Harvey received an additional A$15,000 per annum for acting as the Senior Independent Director.

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

Details of Remuneration

Details of the remuneration of directors and the key management personnel for the six month period ended December 31, 2011 are set out in the following table:

Name	Short-term			Long-term
	Cash salary and fees[2]	STI cash bonus	Total	Post- employment benefits	Total
	A$
Non-Executive Directors
M Caruso	260,168	—	260,168	18,721	278,889
S Harvey	51,709	—	51,709	—	51,709
M House	55,138	—	55,138	—	55,138
A Lowrie	50,279	—	50,279	—	50,279
G Steemson[1]	16,774	—	16,774	—	16,774

Sub-total Non- Executive Directors	434,068	—	434,068	18,721	452,789

Executive Directors
F Terranova	298,404	—	298,404	27,750	326,154
Sub-total Executive Directors	298,404	—	298,404	27,750	326,154

Total Directors	732,472	—	732,472	46,471	778,943

1	On August 16, 2011 Mr. Steemson resigned as a Director of the Company.
2	Salaries, fees and benefits includes gross salary and fees, fringe benefits, allowances and leave entitlements. The Company has also paid insurance premiums in respect of Directors’ and Officers’ Liability Insurance which is not reflected in the above table as there is no appropriate basis for allocation.

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

All contracts with executives may be terminated by either party giving relevant notice.

Mr. Mark V. Caruso, Chairman

•	No fixed term.

•

From July 1, 2011, Mr. Caruso was not paid a salary but was paid a Director’s fee of A$250,000 per annum as a non-executive Director and an additional A$200,000 cash bonus for successfully bringing Gold Ridge into production on time.

Mr. T. Sean Harvey, Non-executive Director

•	No fixed term.

•

Director’s fees determined based on schedule of fees approved by Remuneration and Nomination Committee. The schedule of fees for the six-month period ended December 31, 2011 is presented above under “Details of Remuneration”.

Mr. Montague House, Non-executive Director

•	No fixed term.

•

Director’s fees determined based on schedule of fees approved by Remuneration and Nomination Committee. The schedule of fees for the six-month period ended December 31, 2011 is presented above under “Details of Remuneration”.

Mr. Anthony Lowrie, Non-executive Director

•	No fixed term.

•

Director’s fees determined based on schedule of fees approved by Remuneration and Nomination Committee. The schedule of fees for the six-month period ended December 31, 2011 is presented above under “Details of Remuneration”.

Mr. Gregory H. Steemson, Non-executive Director (resigned August 16, 2011)

•	No fixed term.

•

Director’s fees determined based on schedule of fees approved by Remuneration and Nomination Committee. The schedule of fees for the six-month period ended December 31, 2011 is presented above under “Details of Remuneration”.

Mr. Peter Torre, Company Secretary

•	Three year term commencing October 6, 2008.

•	Total fixed remuneration of A$120,000 per annum effective December 1, 2009.

•	Three months’ notice of termination by Company. In the event that appointment is terminated by the Company, entitled to the lesser of three months’ base remuneration or balance of contract term.

•	Three months’ notice of termination by Executive. In the event that appointment is terminated by Executive, entitled to three months’ base remuneration plus any amount payable in lieu of notice.

Mr. Frank Terranova, Managing Director

•	No fixed term.

•	Total fixed remuneration of A$626,750, inclusive of superannuation effective July 1, 2011.

•	Entitled to an annual bonus not exceeding 30% of base payments dependent on achievement of specific objectives as determined by the Chairman.

•	Eight weeks’ notice of termination. On termination by the Company entitled to termination pay of twelve months’ total fixed remuneration.

Share Based Compensation

Options

There were no options issued during the six months ended December 31, 2011.

C.	Board Practices

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

Director’s Service Contracts

Details of Director’s service contracts and remuneration arrangements are presented in Item 6.B. of this report.

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

The members of the Remuneration and Nomination Committee as of December 31, 2011 were: Mr. House (Chairman), Mr. Lowrie and Mr. Caruso. Mr. Steemson was a member of the Remuneration and Nomination Committee until his resignation from the Board on August 16, 2011.

The remuneration policy which sets out the terms and conditions for the chief executive officer and other senior executives is set out in Item 6.B. of this report.

D.	Employees

As of December 31, 2011, the Group had 1,817 employees in its operations, as compared to 1,142 as of December 31, 2010. As of December 31, 2011 the number of employees included:

Location	Total
Simberi Project	726
Gold Ridge Project	854
Corporate office	237

1,817

At the Gold Ridge Project, the workforce has an agreement in place with the Solomons Islands National Union of Workers, which represents all employment sectors in the country. The union can only be involved where more than 50% of the workforce pay union membership fees.

E.	Share Ownership

Fully paid Ordinary Shares

The following table sets out the interests of Directors and Key Management personnel in the Company’s shares as of December 31, 2011:

As at December 31, 2011
Mark Caruso	1,521,257
Sean Harvey	33,333
Montague House	35,589
Tony Lowrie	389,242
Frank Terranova	226,882

Outstanding Options

The following table sets forth the details regarding all incentive awards outstanding for each Named Executive Officer as of December 31, 2011, including awards granted before the most recently completed financial year.

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (£)	Option Expiration Date
Mark V. Caruso	3,333,333	£1.80	December 31, 2013
Frank Terranova	1,666,666	£1.80	December 31, 2013

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

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The table below sets out those shareholders owning 3% or more of the Company’s issued share capital as of December 31, 2011:

	Number of shares	Percentage of issued capital
M & G Investment Management Ltd	38,584,862	18.88%
Legal & General Investment Management Ltd	17,720,893	8.67%
Franklin Resources Inc.	16,547,162	8.10%
Baker Steel Capital Managers LLP	13,339,246	6.53%
Capital Research Global Investors	12,883,900	6.31%
Resource Capital Funds	8,311,860	4.07%
BlackRock Inc	8,181,338	4.00%
Asset Value Investors Limited	8,082,697	3.96%
J.P. Morgan Chase	6,361,295	3.11%
Total	130,013,253	63.63%

The shareholders in the above table are entitled to the same voting and participation rights as all other shareholders in the Company. The information in the above table has been prepared based on notifications made by shareholders to the Company.

As of December 31, 2011, we had a total of 485 U.S. record holders comprising 0.5% of our issued capital. As a result of St Barbara’s acquisition of Allied Gold pursuant to the Scheme of Arrangement on September 7, 2012, Allied Gold is now a wholly owned subsidiary, with St Barbara as its sole shareholder.

B.	Related Party Transactions

There are no significant interests of management in transactions involving the Company other than those stated herein or in Note 26 to the financial statements included under Item 17 of this report.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Financial Statements and Other Financial Information

Reference is made to “Item 17 – Financial Statements” for the financial statements included in this report.

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

On June 29, 2012, St Barbara announced an offer to acquire all of the shares in Allied Gold pursuant to the Scheme of Arrangement. The offer was recommended to shareholders of Allied Gold by the Board of Directors in the absence of a superior offer. On September 7, 2012, St Barbara became the sole shareholder of Allied Gold Mining PLC and acquired the entire issued and to be issued ordinary share capital of Allied Gold for A$1.025 in cash, and 0.8 St Barbara ordinary shares for each Allied Gold share. As part of the acquisition, Allied Gold Mining PLC delisted from the ASX, LSE, and TSX, and now operates under the name Allied Gold Mining Limited.

Except for the above matters, no matter or circumstance has arisen in the period between December 31, 2011 and the date of this report that has significantly affected, or may significantly affect:

a.	The Company’s operations in the future financial years; or

b.	The results of those operations in future financial years; or

c.	The Company’s state of affairs in future financial years.

ITEM 9.	THE OFFER AND LISTING

Prior to the Restructuring, Allied Gold Limited’s shares were listed on the TSX under the symbol “ALG”, on the ASX under the symbol “ALD” and until June 30, 2011 on AIM, a market operated by the LSE under the symbol “AGLD”. Upon the Restructuring, Allied Gold Limited’s shares were de-listed from these exchanges, and shares of Allied Gold Mining PLC were listed on the TSX on June 28, 2011, the ASX on July 1, 2011 and on the LSE on June 28, 2011. Allied Gold Mining PLC’s securities were subsequently delisted from the TSX on September 7, 2012, the ASX on October 9, 2012 and the LSE on September 10, 2012, upon its acquisition by St Barbara. 100% of Allied Gold’s Ordinary Shares are currently held by St Barbara and are not publicly traded. Set out below is information regarding the share price history of the Company’s shares on the ASX and AIM for the periods indicated.

A. Share Price History of Allied Gold Mining PLC and its predecessor Allied Gold Limited

Five most recent financial years – annual high and low

	ASX (AUD)		LSE(1) (GBP)
Year Ended	High	Low	High	Low
December 31, 2012(2)	2.48	1.44	164.50	91.25
December 31, 2011	3.73	0.46	230.00	35.50
June 30, 2011(3)	3.02	0.31	204.00	19.25
June 30, 2010	0.54	0.27	29.25	15.50
June 30, 2009	0.60	0.20	30.00	8.75
June 30, 2008	1.03	0.37	46.25	15.25
June 30, 2007	0.52	0.32	23.75	12.25

(1)	Allied Gold Mining PLC’s shares were listed on the LSE Main Market on June 28, 2011. Prior to the Restructuring, Allied Gold Limited’s shares were listed on the LSE’s AIM until June 30, 2011.
(2)	Allied Gold Mining PLC’s shares were delisted from the ASX on October 9, 2012 and the LSE on September 10, 2012.
(3)	As of June 30, 2011, the Company changed its fiscal year end date to December 31.

Two most recent financial years and subsequent period – quarterly high and low

	ASX (AUD)		LSE(1) (GBP)
Quarter Ended	High	Low	High	Low
March 31, 2013	N/A	N/A	N/A	N/A
December 31, 2012(2)	N/A	N/A	N/A	N/A
September 30, 2012	2.27	2.00	147.00	129.00
June 30, 2012	2.30	1.44	140.00	91.25
March 31, 2012	2.48	1.56	164.50	105.00
December 31, 2011	3.00	2.09	200.80	137.00
September 30, 2011	3.73	2.26	230.00	160.00
June 30, 2011	3.02	0.46	204.00	301.13
March 31, 2011	0.73	0.55	46.88	35.50

(1)	Allied Gold Mining PLC’s shares were listed on the LSE Main Market on June 28, 2011. Prior to the Restructuring, Allied Gold Limited’s shares were listed on the LSE’s AIM until June 30, 2011.
(2)	Allied Gold Mining PLC’s shares were delisted from the ASX on October 9, 2012 and the LSE on September 10, 2012.

Most recent six months – monthly high and low

	ASX (AUD)		LSE (GBP)
Month Ended	High	Low	High	Low
August 31, 2012	2.27	2.05	145.50	136.00
July 31, 2012	2.24	2.00	147.00	129.00
June 30, 2012	2.30	1.44	140.00	91.25
May 31, 2012	2.15	1.55	129.75	97.00
April 30, 2012	1.79	1.65	118.75	109.00
March 31, 2012	1.89	1.56	127.20	105.00

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Allied Gold’s corporate organization and conduct are, together with applicable legal requirements, governed by its articles of association, the Articles. A copy of the Company’s Articles is included as Exhibit 1 to this report. Set forth below is a summary of the principal terms of the Articles.

1. Company Objects & Purposes

Allied Gold is registered as a private company limited by shares under the Companies Act 2006 of the U.K., the Companies Act, and is registered in the U.K. with business number 7553802.

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

6. The Articles provide that if any ordinary shares are issued to any person other than St Barbara or its nominees, such new member will be obliged to transfer all ordinary shares held by such new member to, or as directed by, St Barbara.

7. Except as described above with regard to issuance of shares to new members, the Articles do not contain any provisions that would prevent a change in control of the Company.

8. The Articles do not contain any provision requiring disclosure of shareholder ownership beyond any specified threshold.

C.	Material Contracts

Except for contracts made in the ordinary course of business, the Company has not entered into any contracts material to the Company since June 30, 2011 that are still in effect, other than the following:

Scheme of Arrangement

On September 7, 2012, St Barbara acquired Allied Gold pursuant to a court-implemented scheme of arrangement for total consideration of A$483.9 million (not including assumption of debt). The circular to shareholders relating to the acquisition of Allied Gold Mining PLC by St Barbara, and the associated explanatory statement, notice of court meeting and notice of general meeting are included as Exhibit 4.1 to this Transition Report.

Pursuant to the terms of the Scheme of Arrangement, ordinary shareholders of Allied Gold were entitled to receive, for each Allied Gold share, A$1.025 in cash and 0.8 shares of St Barbara. The Scheme of Arrangement was conditional upon approval by a majority representing not less than 75% in value of the shares of Allied Gold and the sanction of the High Court of Justice in England and Wales on terms reasonably acceptable to Allied Gold and St Barbara, among other customary closing conditions.

Gold Prepayment Facility

Allied Gold Finance Pty Limited, or Allied Gold Finance, is a party to a US$80 million gold prepayment agreement and deed of common provisions dated December 30, 2011, the Gold Prepayment Agreement, with EXPTI Limited, or EXP, a member of the Red Kite Group. The facility was drawn down in full on January 3, 2012 and has a three year term. The funding was used to fully retire loans provided by International Finance Corporation (US$35 million) and Bank of South Pacific Limited (US$20 million). The remainder of the proceeds were applied for working capital purposes.

The funding is repayable in physical gold and the number of ounces to be provided is linked to the prevailing gold price. The notional repayment obligation over the three years is 66,240 ounces with a reference price of US$1,500 per ounce. There is no explicit interest rate stated in the facility due to the physical delivery mechanism of the funding and the monthly amortization of the outstanding balance.

The minimum ounces repayable over the term of the facility (principal and interest) is 56,304 ounces of gold and the maximum ounces repayable over the three-year period is 76,176 ounces. The minimum and maximum quantum of ounces of gold required to satisfy the facility obligations is determined by a gold price range of between US$1,400 and US$1,600.

Gold Sale Contract

In conjunction with the Gold Prepayment Agreement, on December 30, 2011, Allied Gold Finance also entered into a contract for the sale and purchase of gold with EXP, or the Gold Sale Contract. Under the Gold Sale Contract, Allied Gold Finance agrees to deliver sufficient gold to satisfy its obligations under the Gold Prepayment Agreement and also to sell a certain proportion of surplus gold processed from unrefined bullion originating from either the Gold Ridge or Simberi Projects for a term of five years from the date of the Gold Sale Contract, at an agreed discount of US$0.75 per ounce to the market price. For this initial period of five years, the percentage of off-take production used to calculate the proportion of surplus gold to be sold under the Gold Sale Contract is 30%. EXP has the option to extend the term of the Gold Sale Contract for an additional five years. If the option is exercised, the percentage of off-take production used to calculate the proportion of surplus gold to be sold under the Gold Sale Contract will be 25% during the additional five years.

The Gold Prepayment Agreement contains terms and conditions usual for facilities of this nature, including representations and warranties, undertakings and events of default. It includes certain restrictions on Allied Gold Finance and other Allied Gold subsidiaries incurring further debt, making loans, disposing of assets or making distributions without certain conditions being satisfied. The Gold Prepayment Agreement also includes ongoing financial covenants which must be maintained by Allied Gold Finance, including a requirement to maintain gold production, EBITDA and cash flows within 15% of forecasts contained in an agreed “base case financial model” for the Gold Ridge and Simberi mines, and a loan life cover ratio. As security for performance of Allied Finance’s obligations under the Gold Prepayment Agreement and Gold Sale Contract, EXP holds a first-ranking mortgage over the shares in Allied Gold Finance and certain other Allied Gold subsidiaries.

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

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of ordinary shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions all as currently in effect. These laws are subject to change, possibly on a retroactive basis. If a partnership holds the Ordinary Shares, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Each such partner holding the Ordinary Shares is urged to consult his, her or its own tax advisor.

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

Subject to certain limitations, Australian tax withheld in accordance with the Australian Treaty and paid over to Australia will be creditable against an individual’s U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are taxed at the capital gains rate. To the extent a refund of the tax withheld is available to a U.S. Holder under Australian law or under the Australian Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the holder’s U.S. federal income tax liability. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Australian income tax withheld, but only for a taxable year in which the U.S. holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year.

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

Reference is made to “Item 17 – Financial Statements” for the financial statements included in this annual report. Note 30 to those financial statements provides quantitative and qualitative disclosures about our market risk exposures.

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

Gold price risk

Gold price risk is the risk that fluctuations in the price of gold will have an adverse effect on current or future earnings. We may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices. In order to protect against the impact of falling gold prices, we enter into hedging transactions that provide a minimum price to cover non-discretionary operating expenses, repayments due under the group’s financing facilities and sustaining capital. The majority of our forecast production is unhedged, allowing it to take advantage of increases in gold prices.

Prior to February 26, 2010, call and put options were used by us to manage the gold price risk. On February 26, 2010, we terminated our gold hedging facilities and in the period from February 26, 2010 to June 30, 2010 have maintained an unhedged position in relation to gold price risk. As we did not have any hedging in place as of June 30, 2010, it was fully exposed to gold price risk.

We had nil net forward pricing commitments outstanding against future production as of December 31, 2011.

Foreign exchange risk

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not our functional currency. We operate internationally and are exposed to foreign exchange risk arising from various currency exposures primarily with respect to the PGK, the U.S. dollar, the Solomon Island dollar and the British pound sterling. No material programs for hedging foreign exchange risk were implemented by the group during the six months ended December 31, 2011.

Interest rate risk

Our main interest rate risk arises from variable rate interest rates on cash and cash equivalents. No hedging programs were implemented by the Group to manage interest rate risk during the six months ended December 31, 2011.

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

Credit risk

Credit risk is the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the Group. Credit risk is managed at the Group level. We have not generally obtained collateral or other security to support financial instruments subject to credit risk, but have adopted a policy of only dealing with credit worthy counterparties. Trade and other receivables mainly comprise banking institutions purchasing gold under normal settlement terms of two working days.

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

The tables below analyze our financial liabilities, net settled derivative financial instruments into relevant maturity groupings based on the remaining period to contractual maturity at the reporting date:

	Total	Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years
Borrowings	30,690	30,690	—	—	—
Finance lease liabilities	20,130	10,328	9,349	453	—
Operating lease obligations	2,574	1,137	1,437	—	—
Purchase obligations	33,971	33,971	—	—	—

	87,365	76,126	10,786	453

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART 2.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no defaults, dividend arrearages or delinquencies.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders or use of proceeds.

ITEM 15.	CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act of is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules, regulations and forms, and that such information is accumulated and communicated to the chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures. The Company’s current management did not perform the evaluation required by paragraph (b) of Exchange Act Rule 13a-15 of the effectiveness of our “disclosure controls and procedures” (as defined in Exchange Rule 13a-15(e)) as of December 31, 2011. However, the Company’s management has concluded, as of the date of this Transition Report and on the basis of the Company’s inability to timely file its transition report on Form 20-F for the period ended December 31, 2011, that the Company’s disclosure controls and procedures in existence as of December 31, 2011 were ineffective as of such date. The material weaknesses in the Company’s internal control over financial reporting that existed as of the six months ended December 31, 2011 are described below.

B.	Management’s Report on Internal Control Over Financial Reporting

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

The Company’s management, including our chief executive officer and chief financial officer, has not conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011, based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. However, management, including our chief executive officer and chief financial officer, believes it has identified a number of material weaknesses in our internal control of financial reporting that existed as of the six months ended December 31, 2011 that are described below.

Material weakness (within the meaning of PCAOB Auditing Standard No. 5) is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The Company’s management, including our chief executive officer and chief financial officer, cannot conclude that it has identified all material weaknesses but believes that at least the following material weaknesses in internal control over financial reporting existed as of December 31, 2011.

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

To address the control weaknesses described above, the Company performed additional analysis, testing and other procedures in order to prepare its consolidated financial statements. Accordingly, management, including the chief executive officer and chief financial officer, believes that the consolidated financial statements in this December 31, 2011 Transition Report fairly present in all material respects, our financial condition, results of operations and cash flows for the periods presented.

Remediation steps

In relation to material weaknesses listed above, the following remediation steps have been applied:

•	Change in management: Following the acquisition of Allied Gold Mining PLC by St Barbara, the management responsible for maintaining internal controls over financial reporting changed.

•

Implementation of new internal controls: The new management responsible for maintaining internal controls over financial reporting is taking steps to remediate all significant deficiencies identified by management and BDO. The actions management have taken and will continue to take are subject to continued review supported by confirmation and testing by management as well as audit committee oversight. While we have implemented a plan to remediate these weaknesses, we cannot assure you that we will be able to remediate these weaknesses, which could impair our ability to accurately and timely report our financial position, results of operations or cash flows. See “Risk Factors — Risk Relating to Our Business — We have experienced problems with our internal controls over financial reporting. If we fail to develop and maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, which could harm our business and result in the loss of investor confidence in our financial reporting.”

C.	Attestation Report of the Independent Registered Public Accounting Firm

The Attestation Report of BDO on management’s assessment of the Company’s internal control over financial reporting is included in the Company’s financial statements, beginning on page 69 of this report on Form 20-F.

D.	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the year ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. However, as a result of the evaluation of our internal control over financial reporting as of December 31, 2011, we expect to make such changes.

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

As of December 31, 2011, Messrs Harvey, House and Mr. Lowrie were members of the Audit, Compliance and Risk Committees, each being financially literate, and Mr. Harvey and Mr. House being independent, Non-Executive Directors of Allied Gold. Collectively, the members of the Audit, Compliance and Risk Committees have considerable skill and professional experience in accounting, business and finance. The specific education and experience of each member of the Audit, Compliance and Risk Committees that is relevant to the performance of his responsibilities as a member of the Audit Committee is set out below:

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

Mr. Anthony Lowrie was appointed as a Non-Executive Director on March 9, 2007. Mr. Lowrie has considerable corporate and finance experience, encompassing over 35 years’ association with the equities business. He was a partner with Hoare Govett London from 1976 until 1986 when it was sold to Security Pacific. He then became a member of the main board of Security Pacific Hoare Govett for a period from 1986 to 1991. He led a management buyout of Asian Equities in 1991 and became chairman of HG Asia Securities in 1991. Mr. Lowrie held this position until HG Asia Securities was sold to ABN AMRO Bank in 1996 at which point he assumed the role of Chairman for ABN AMRO Asia Securities until 2004. Mr. Lowrie was also formerly a managing director of ABN AMRO Bank. He has served as a Non-Executive director in several quoted Asian closed end funds and is a Non-Executive Director of the Edinburgh Dragon Fund and Kenmare Resources PLC.

Pursuant to Section 407 of the Sarbanes-Oxley Act of 2002 the Company has a duty to adopt rules disclosing whether it has at least one audit committee financial expert serving on its audit committee, and if so, whether the expert is independent of management.

The Company has designated Mr. Harvey as the audit committee financial expert. As of December 31, 2011, Mr. Harvey was considered to be independent of management in accordance with ASX Corporate Governance Principles and Reccommendations.

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

The Board and Company have implemented a code of conduct (the “Code of Conduct”). The Code of Conduct reflects our standards and values, and sets the standard of conduct expected of all of those who are a part of Allied Gold. A copy of the Code of Conduct may be obtained free of charge from the Company by any shareholder by contacting our registered office at Level 10, 432 St Kilda Road, Melbourne, Victoria 3004, Australia.

The Directors of Allied Gold believe that the Code of Conduct is a vital part of ensuring the success of its business and maintaining effective relationships with the people it does business. The Code of Conduct highlights for Directors and employees the way Allied expects its people to conduct themselves to ensure that Allied Gold continues to achieve sustained success.

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed for the 2011 Period and the 2010 Period for professional services rendered by the Company’s auditors were as follows:

	Six months ended December 31,		Year ended June 30,
	2011	2010	2011	2010
		A$
Audit fees	145,000	89,000	346,167	274,358
Audit related fees	—	30,500	—	91,600
Non-assurance services[1]	—	—	418,299	62,762

	145,000	119,500	764,466	428,720

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

There has been no change in the Company’s auditor or certifying accountant in the period covered by this report.

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

The responsibilities of the Board include:

•	providing strategic guidance to the group including contributing to the development of and approving the corporate strategy;

•	reviewing and approving business plans, the annual budget and financial plans including available resources and major capital expenditure initiatives;

•	overseeing and monitoring:

•	organizational performance and the achievement of the group’s strategic goals and objectives; and

•	progress of major capital expenditures and other significant corporate projects including any acquisitions or divestments;

•	monitoring financial performance including approval of the annual and half-year financial reports and liaison with the company’s auditors;

•	appointment, performance assessment and, if necessary, removal of the managing director;

•	ratifying the appointment and/or removal and contributing to the performance assessment for the members of the senior management team including the Chief Financial Officer and the company secretary;

•	ensuring there are effective management processes in place and approving major corporate initiatives;

•	enhancing and protecting the reputation of the organisation;

•	overseeing the operation of the group’s system for compliance and risk management reporting to shareholders; and

•	ensuring appropriate resources are available to senior management.

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

Board Structure and Composition

As of December 31, 2011, the Board was comprised of five directors, including a Non-Executive Chairman, three Independent Non-executive Directors and one Executive Director. Independence, in this context, is defined to mean a Non-executive Director who is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of Allied Gold. The Non-Executive Chairman is not considered to be independent on the bases that (a) Mr. Caruso continues to hold options that were issued prior to the restructuring of the Group that occurred on June 30, 2011 as described above; and (b) prior to June 30, 2011 Mr. Caruso served as the Executive Chairman of the Group.

The Company will continue to restructure and monitor the composition of the Board on an on-going basis. Details of each director’s skill, expertise and background, external directorships and shareholding are set out above under “Item 6.A. – Directors and Senior Management”.

Name	Position	Committees
Mark V. Caruso	Non-Executive Director & Chairman	-
Frank Terranova	Executive Director	-
T. Sean Harvey	Independent, Non-Executive Director	Chairman, Audit, Risk and Compliance Committee
Montague House	Independent, Non-Executive Director	Audit, Risk and Compliance Committee Chairman, Remuneration and Nomination Committee
Anthony Lowrie	Independent, Non-Executive Director	Remuneration and Nomination Committee
Gregory H. Steemson	Independent, Non-Executive Director	Audit, Risk and Compliance Committee Remuneration and Nomination Committee

The following table shows directors’ attendance at Board meetings and, if applicable, meetings of the various committees of the Board during the six months ended December 31, 2011.

	Board of Directors		Audit Committee		Remuneration and Nomination Committee
	Meetings held*	Meetings attended	Meetings held*	Meetings attended	Meetings held*	Meetings attended
Mark V. Caruso	11	11	—	—	1	1
Gregory H. Steemson	4	4	1	1	1	1
Anthony Lowrie	10	9	1	1	2	2
Frank Terranova	11	11	—	—	—	—
Montague House	10	8	2	2	2	2
T. Sean Harvey	10	7	2	2	—	—

*	Following the resignation of Mr. Steemson on August 16, 2011 it was not possible to achieve a quorum for meetings of the Audit, Risk and Compliance Committee or the Remuneration and Nomination Committee. The scheduled September 2011 meeting of those Committees was therefore convened as a meeting of the Board of Directors.

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

The induction provided to new Directors and senior managers enables them to actively participate in board decision-making as soon as possible. It ensures that they have a full understanding of the company’s financial position, strategies, operations and risk management policies. It also explains the respective rights, duties, responsibilities and roles of the board and senior executives. Board of directors’ meetings are combined with presentations by the Company’s management and employees to give the directors additional insight into the Company’s business. In addition, management of the Company makes itself available for discussion with all members of the Board. New Board members are also encouraged to broaden their skills and knowledge by undertaking continuing education.

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

As of December 31, 2011, the members of the Audit, Compliance and Risk Committee were: Mr. Harvey (Chairman), Mr. House and Mr. Lowrie. Mr Steemson was also a member until his resignation from the Board on August 16, 2011.

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

The Remuneration and Nomination Committee must comprise at least three Non–executive Directors, two of which must be independent Non-executive Directors. The Chairman of the Remuneration and Nomination Committee must be an independent Non-executive Director.

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

As of December 31, 2011, the members of the Remuneration and Nomination Committee are: Mr. House (Chairman), Mr. Lowrie, and Mr. Caruso. Mr. Steemson was also a member until his resignation from the Board on August 16, 2011.

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

Timely and Balanced Disclosure

We are committed to promoting investor confidence and ensuring that shareholders and the market have equal access to information and are provided with timely and balanced disclosure of all material matters concerning the Company. Additionally, Allied recognizes its continuous disclosure obligations under the ASX Listing Rules, AIM rules, TSX rules and the Corporations Act. To assist with these matters, the Board has adopted a Continuous Disclosure and Shareholder Communication Policy.

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

The Board recognizes the importance of keeping the market fully informed of the Company’s activities and of communicating openly and clearly with all stakeholders. The Company has a formal Continuous Disclosure Policy which ensures that this occurs. The Policy is designed to ensure compliance with the listing rules in all jurisdictions in which the Company is listed. In accordance with the Policy, Company information considered to be material is announced immediately to the ASX, AIM and TSX. All key communications are placed immediately on the Company website, and when necessary, provided directly to shareholders. As part of the move to the Main Market of the LSE, the Company needs to comply with the various obligations imposed on it pursuant to the Disclosure Rules and the Transparency Rules, together the DTRs. The Company intends to review the Continuous Disclosure Policy in due course to ensure compliance with the DTRs.

The Continuous Disclosure and Shareholder Communication Policy allocates roles to the Board and management in respect of identifying material information and co–ordinating disclosure of that information where required by the relevant exchanges. The Policy also identifies authorized company spokespersons and the processes we have adopted to communicate effectively with our shareholders.

Ethical and Responsible Decision–making Code of Conduct

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

The Company has a formal Code of Conduct, which all directors, employees and contractors are required to observe, and a range of corporate policies which detail the framework for acceptable corporate behavior. These set out the procedures that personnel are required to follow in a range of areas, including compliance with the law, dealing with conflicts of interest, use of knowledge and information, gifts and entertainment, responsibility to shareholders and the financial community etc.

The Company’s policies are reviewed periodically. A copy of the Code of Conduct may be obtained free of charge from the Company by any shareholder by contacting our registered office at Level 10, 432 St Kilda Road, Melbourne, Victoria 3004, Australia.

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

The attached audited financial statements for the six-month periods ended December 31, 2011 and December 31, 2010 and for the fiscal years ended June 30, 2011 and June 30, 2010 are included herein from page 69 to 140 together with the Independent Auditor’s Report thereon, and are filed as part of this report.

ALLIED GOLD MINING PLC

FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

31 DECEMBER 2011

ALLIED GOLD LIMITED

FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 31 DECEMBER

2010, YEAR ENDED 30 JUNE 2011 AND YEAR

ENDED 30 JUNE 2010

All amounts are expressed in Australian dollars unless otherwise indicated.

Independent Auditors’ Report

Board of Directors

Allied Gold Mining Plc

We have audited the accompanying consolidated balance sheets of Allied Gold Mining Plc as of December 31, 2011 and 2010 and the related consolidated statements of income, stockholders’ equity, and cash flows for the periods then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allied Gold Mining Plc at December 31, 2011 and 2010, and the results of its operations and its cash flows for the six months then ended in conformity with international Financial Reporting Standards as issued by the International Accounting Standards Board.

We also were engaged to audit, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Allied Gold Mining Plc’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated April 26, 2013 did not express an opinion on the effectiveness of internal control over financial reporting.

BDO LLP

Scott Knight

Partner

Dated this 26 day of April 2013

Tel: +8 6382 4600 Fax: +8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

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

We also were engaged to audit, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Allied Gold Limited’s internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated 26 April 2013 did not express an opinion on the effectiveness of internal control over financial reporting.

BDO Audit (WA) Pty Ltd

Peter Toll
Director

Perth, Western Australia
Dated this 26th day of April 2013

BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO (Australia) Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO (Australia) Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Allied Gold Mining Plc

We were engaged to audit Allied Gold Mining Plc’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Allied Gold Mining Plc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15b, Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

Nevertheless, we draw attention to management conclusions that the Company has at least the following material weaknesses in internal control over financial reporting as of December 31, 2011:

•

Financial Reporting Closing Process - The Company did not fully design, establish or maintain effective and documented financial accounting policies and procedures in order to generate financial statements and lodge statutory filings within the required timeframes under applicable law, including the Exchange Act.

•	Gold sales controls - The Company did not maintain adequate policies, procedures and records to oversee the gold sales processes, including:

•	List of authorized signatories to deposit funds into the Company’s bank accounts via a third party provider;

•	Standard settlement instructions, including authorized signatories, in order to confirm transactions with counterparties; and

•	Review of gold book reconciliations with refinery out-turns.

•	IT Environment - The Company did not maintain adequate policies and procedures in relation to system changes, access requests, disaster recovery, and anti-virus/firewall mechanisms.

•	Gold in circuit valuation - The model used to value gold in circuit was not reviewed on a regular basis, including the reconciliation of physical data and costs.

•	Cash management - The Company did not maintain adequate policies, procedures and records, in particular the list of authorized signatories for bank cheques.

•

Creditor reconciliations - The Company did not maintain adequate policies and procedures with respect to the regular and timely reconciliation of creditor accounts, including management review of reconciliations.

•	Depreciation inputs - Depreciation inputs, including changes to reserves and amortization rates, in relation to the amortization of mine development were not reviewed by management on a regular basis.

•

Payroll - The Company did not maintain adequate policies and procedures with respect to the changes in pay rates for employees, including the segregation of duties with respect to the review and authorization of changes in pay.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Allied Gold Mining Plc as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2011 and our report dated April 26, 2013 expressed an unqualified opinion thereon.

BDO LLP

Scott Knight
Partner

London, England
Dated this 26 day of April 2013

Allied Gold

Statement of Comprehensive Income

For the Six months ended 31 December 2011, Six months ended

31 December 2010, Year ended June 2011 and Year ended 30 June 2010

	Note	Six months Dec 2011	Six months Dec 2010	Year ended June 2011	Year ended June 2010
		$’000	$’000	$’000	$’000
Continuing operations
Revenue	6	98,251	40,943	84,392	67,555
Cost of sales	7	(89,653)	(32,575)	(68,838)	(70,290)

Gross profit / (loss)		8,598	8,368	15,554	(2,735)

Losses on derivatives		—	—	—	(176)
Corporate expenses		(4,766)	(4,951)	(13,495)	(14,773)
Share based remuneration		—	1,253	1,204	(6,829)
Impairment of available for sale assets		—	—	—	(8)
Loss on disposal of available for sale asset		(16)	—	—	—
Gain on acquisition of subsidiary	31	(166)	—	—	36,667
Foreign exchange gain		(1,146)	444	181	988
Other expenses		—	—	(160)	—
Other income	6	2,330	4,777	5,420	3,091
Financial expenses	8	(5,316)	(502)	(2,097)	(5,996)

Profit before tax		(482)	9,389	6,607	10,229

Income tax benefit / (expense)	9	—	—	—	—

Profit after tax attributable to owners of Allied Gold Mining PLC		(482)	9,389	6,607	10,229

Other comprehensive income
Foreign currency translation differences		20,159	—	—	6,073
Foreign currency translation differences – transferred to profit or loss on disposal of foreign subsidiary		—	—	(11)	—
Effective portion of changes in fair value of cash flow hedges, net of tax		284	—	(284)	(6,480)
Net change in fair value of cash flow hedges transferred to profit or loss, net of tax		—	5,437	5,438	10,745
Net change in fair value for available for sale financial assets, net of tax		(68)	544	(314)	1,374
Net change in fair value of available for sale financial assets transferred to profit, net of tax		—	—	—	(1,006)

Total other comprehensive income		20,375	5,981	4,829	10,706

Total comprehensive income for the year attributable to the owners of Allied Gold Mining PLC		19,893	15,370	11,436	20,935

		Cents	Cents	Cents	Cents

Profit per share for loss attributable to the ordinary equity holders of Allied Gold Mining PLC
Basic earnings per share	24	(.24)	.90	.61	1.31
Diluted earnings per share	24	(.24)	.89	.60	1.31

The statement of comprehensive income is to be read in conjunction with the notes to the financial statements.

Allied Gold

Statement of Financial Position

As at 31 December 2011, 30 June 2011,

31 December 2010, and 30 June 2010

		Group
	Note	Dec 2011	Dec 2010	June 2011	June 2010
		$’000	$’000	$’000	$’000
CURRENT ASSETS
Cash and cash equivalents	29	21,004	36,486	78,101	85,525
Trade and other receivables	10	2,107	4,099	1,456	4,161
Inventories	11	78,368	21,329	50,692	11,795
Other assets	13	4,494	1,492	3,230	3,067

Total Current Assets		105,973	63,406	133,479	104,548

NON-CURRENT ASSETS
Available for sale financial assets	14	1,571	1,068	210	524
Property, plant and equipment	15	461,679	375,679	429,929	302,875
Intangible assets	16	860	—	1,010	—
Exploration and evaluation expenditure	17	36,091	25,422	33,530	23,711

Total Non-Current Assets		500,201	402,169	464,679	327,110

Total Assets		606,174	465,575	598,158	431,658

CURRENT LIABILITIES
Trade and other payables	19	39,615	14,379	50,953	44,032
Borrowings	20	39,415	11,518	43,045	4,482
Derivative financial instruments	12	—	—	284	—
Provisions	21	1,529	1,170	1,496	1,008

Total Current Liabilities		80,559	27,067	95,778	49,522

NON-CURRENT LIABILITIES
Borrowings	20	9,163	42,867	11,508	1,756
Provisions	21	22,170	9,800	19,930	9,315

Total Non-Current Liabilities		31,333	52,667	31,438	11,071

Total Liabilities		111,892	79,734	127,216	60,593

NET ASSETS		494,282	385,841	470,942	371,065

EQUITY
Contributed equity	22	38,558	370,183	459,170	369,525
Reserves	23	465,158	21,828	20,724	17,099
Accumulated losses		(9,434)	(6,170)	(8,952)	(15,559)

TOTAL EQUITY		494,282	385,841	470,942	371,065

The statement of financial position is to be read in conjunction with the notes to the financial statements.

Allied Gold

Statement of Changes in Equity

For the Six months ended 31 December 2011, Six months ended 31 December 2010,

Year ended 30 June 2011 and Year ended 30 June 2010

	Issued capital	Accumulated losses	Share- based payments reserve	Foreign exchange translation reserve	Available for sale investments revaluation reserve	Cash flow hedging reserve	Total
Group	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 July 2010	369,525	(15,559)	16,605	5,428	504	(5,437)	371,066

Total comprehensive income for the period

Profit after tax	—	9,389	—	—	—	—	9,389

Other comprehensive income

Net change in fair value of cash flow hedges transferred to profit or loss, net of tax	—	—	—	—	—	5,437	5,437

Net change in fair value for available for sale financial assets, net of tax	—	—	—	—	544	—	544

Total comprehensive income for the period	—	9,389	—	—	544	5,437	15,370

Transactions with owners of the Company, recognised directly in equity

Contributions by and distributions to owners

Transfer value of forfeited options previously recognised	—	—	(1,252)	—	—	—	(1,252)

Share options exercised	657	—	—	—	—	—	657

Total contributions by and distributions to owners of the Company	657	—	(1,252)	—	—	—	(595)

Balance at 31 December 2010	370,182	(6,170)	15,353	5,428	1,048	—	385,841

Allied Gold

Statement of Changes in Equity

For the Six months ended 31 December 2011, Six months ended 31 December 2010,

Year ended 30 June 2011 and Year ended 30 June 2010

	Issued capital	Share premium	Accumulated losses	Share- based payments reserve	Foreign exchange translation reserve	Available for sale investments revaluation reserve	Cash flow hedging reserve	Treasury share reserve	Capital reserve	Total
Group	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 July 2011	459,170	—	(8,952)	15,401	5,417	190	(284)	—	—	470,942

Total comprehensive income for the period

Profit after tax	—	—	(482)	—	—	—	—	—	—	(482)

Other comprehensive income

Foreign currency translation differences – transferred to profit and loss on disposal of foreign subsidiary	—	—	—	20,159	—	—	—	—	—	20,159

Effective portion of changes in fair value of cash flow hedges, net of tax	—	—	—	—	—	—	284	—	—	284

Net change in fair value for available for sale financial assets, net of tax	—	—	—	—	—	(68)	—	—	—	(68)

Total comprehensive income for the period	—	—	(482)	20,159	—	(68)	284	—	—	19,893

Transactions with owners of the Company, recognised directly in equity

Contributions by and distributions to owners

Transfer to capital reserve upon establishment of ALD PLC	(429,616)	—	—	—	—	—	—	—	429,616	—

Share based payments	206	2,651	—	—	—	—	—	—	—	2,857

Purchase of shares by employee benefit trust	—	—	—	—	—	—	—	(5,557)	—	(5,557)

Share options exercised	488	5,659	—	—	—	—	—	—	—	6,147

Total contributions by and distributions to owners of the Company	(428,922)	8,310	—	—	—	—	—	(5,557)	429,616	3,447

Balance at 31 December 2011	30,248	8,310	(9,434)	35,560	5,417	122	—	(5,557)	429,616	494,282

The statement of changes in equity is to be read in conjunction with the notes to the financial statements.

Allied Gold

Statement of Changes in Equity

For the Six months ended 31 December 2011, Six months ended 31 December 2010,

Year ended 30 June 2011 and Year ended 30 June 2010

	Issued capital	Accumulated losses	Share- based payments reserve	Foreign exchange translation reserve	Available for sale investments revaluation reserve	Cash flow hedging reserve	Total	Non-controlling interest	Total equity
Group	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 July 2009	173,098	(25,788)	9,776	(645)	136	(9,703)	146,874	—	146,874

Total comprehensive income for the period

Profit after tax	—	10,229	—	—	—	—	10,229	—	10,229

Other comprehensive income								—

Foreign currency translation differences	—	—	—	6,073	—	—	6,073	—	6,073

Effective portion of changes in fair value of cash flow hedges, net of tax	—	—	—	—	—	(6,480)	(6,480)		(6,480)

Net change in fair value of cash flow hedges transferred to profit or loss, net of tax	—	—	—	—	—	10,745	10,745	—	10,745

Net change in fair value for available for sale financial assets, net of tax	—	—	—	—	1,374	—	1,374	—	1,374

Net change in fair value of available for sale financial assets transferred to profit, net of tax	—	—	—	—	(1,006)	—	(1,006)	—	(1,006)

Total comprehensive income for the period	—	10,229	—	6,073	368	4,265	20,935	—	20,935

Transactions with owners of the Company, recognised directly in equity

Contributions by and distributions to owners

Issue of ordinary shares, net of transaction costs	149,452	—	—	—	—	—	149,452	—	149,452

Issue of ordinary shares related to business combination	46,817	—	—	—	—	—	46,817	—	46,817

Share based payments	—	—	6,829	—	—	—	6,829		6,829

Share options exercised	158	—	—	—	—	—	158		158

Total contributions by and distributions to owners of the Company	196,427	—	6,829	—	—	—	203,256	—	203,256

Non controlling interest on acquisition of subsidiary	—	—	—	—	—	—	—	1,291	1,291

Acquisition of non controlling interest	—	—	—	—	—	—	—	(1,291)	(1,291)

Total transactions with owners	196,427	—	6,829	—	—	—	203,256	—	203,256

Balance at 30 June 2010	369,525	(15,559)	16,605	5,428	504	(5,438)	371,065	—	371,065

The statement of changes in equity is to be read in conjunction with the notes to the financial statements.

Allied Gold

Statement of Changes in Equity

For the Six months ended 31 December 2011, Six months ended 31 December 2010,

Year ended 30 June 2011 and Year ended 30 June 2010

	Issued capital	Accumulated losses	Share- based payments reserve	Foreign exchange translation reserve	Available for sale investments revaluation reserve	Cash flow hedging reserve	Total
Group	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 July 2010	369,525	(15,559)	16,605	5,428	504	(5,437)	371,066

Total comprehensive income for the period

Profit after tax	—	6,607	—	—	—	—	6,607

Other comprehensive income

Foreign currency translation differences – transferred to profit and loss on disposal of foreign subsidiary	—	—	—	(11)	—	—	(11)

Effective portion of changes in fair value of cash flow hedges, net of tax	—	—	—	—	—	(284)	(284)

Net change in fair value of cash flow hedges transferred to profit or loss, net of tax	—	—	—	—	—	5,437	5,437

Net change in fair value for available for sale financial assets, net of tax	—	—	—	—	(314)	—	(314)

Total comprehensive income for the period	—	6,607	—	(11)	(314)	5,153	11,435

Transactions with owners of the Company, recognised directly in equity

Contributions by and distributions to owners

Issue of ordinary shares, net of transaction costs	88,987	—	—	—	—	—	88,987

Share based payments	—	—	(1,204)	—	—	—	(1,204)

Share options exercised	658	—	—	—	—	—	658

Total contributions by and distributions to owners of the Company	89,645	—	(1,204)	—	—	—	88,441

Balance at 30 June 2011	459,170	(8,952)	15,401	5,417	190	(284)	470,942

The statement of changes in equity is to be read in conjunction with the notes to the financial statements.

Allied Gold

Statements of Cash Flows

For the Six months ended 31 December 2011, Six months ended

31 December 2010, Year ended 30 June 2011 and Year ended 30 June 2010

	Note
			Group
		Six months	Six months	Year ended	Year ended
		Dec 2011 $’000	Dec 2010 $’000	June 2011 $’000	June 2010 $’000

CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		98,236	46,524	91,484	67,594
Payments to suppliers & employees		(88,119)	(36,143)	(68,415)	(70,897)
Payments for settlement of derivatives		—	—	—	(17,827)
Interest received		330	694	1,225	1,591
Interest paid		(2,503)	(3,219)	(3,092)	(970)

Net cash generated by operating activities	29	7,944	7,856	21,202	(20,509)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equity investments		(1,448)	—	—	(15)
Proceeds from sale of available for sale financial assets		58	—	—	1,206
Purchase of plant & equipment		(50,742)	(98,088)	(148,521)	(52,106)
Development expenditure		(5,255)	(3,520)	(8,643)	(6,916)
Exploration and evaluation expenditure		(966)	(1,710)	(2,145)	(9,544)
Cash acquired on acquisition of subsidiary	31	—	—	—	3,574

Net cash used in investing activities		(58,353)	(103,318)	(159,309)	(63,801)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of securities		9,868	—	93,751	159,545
Costs of raising equity capital		(230)	—	(4,764)	(9,936)
Proceeds from exercising options		—	657	658	—
Proceeds from borrowings		—	(53,773)	57,741	5,205
Finance lease payments		(5,945)	(946)	(6,158)	(5,411)
Repurchase of shares by employee benefit trust		(5,557)	—	—	—
Repayments of borrowings		(6,252)	(7,045)	(8,668)	(726)

Net cash generated by / (used in) financing activities		(8,116)	46,437	132,560	148,677

Net (decrease) / increase in cash and cash equivalents		(58,525)	(49,025)	(5,547)	64,367
Cash and cash equivalents at beginning of financial period		78,101	85,525	85,525	20,530
Effects of exchange rate changes on the balance of cash and cash equivalents		1,428	(14)	(1,877)	628

Cash and cash equivalents at end of financial period	28	21,004	36,486	78,101	85,525

The statement of cash flows is to be read in conjunction with the notes to the financial statements.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

1. Reporting entity

Allied Gold Mining PLC (“the Company”) was incorporated in England and Wales on March 7, 2011 and the principal legislation under which it operates is the Companies Act 2006 (United Kingdom (“UK”)). The address of the registered office is 3 More London Riverside, London SE1 2AQ, United Kingdom.

On June 30, 2011, Allied Gold Limited (being the previous holding Company of the Allied Gold Group (“the Group”)) successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding Company of the Group. Under the Schemes of Arrangement, Allied Gold Limited’s shares and options on issue as at June 30, 2011 were exchanged on a six for one basis for Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the premium listing segment of the London Stock Exchange PLC (“LSE”) and commenced trading on LSE’s main market for listed securities (“Main Market”) on June 30, 2011. At admission, Allied Gold Mining PLC had issued capital of 199,755,017 shares and had 10,172,904 options on issue. At December 31, 2011 the Company had 204,318,414 shares and 5,195,830 options on issue.

The Company’s securities are also traded on the Australian Securities Exchange and the Toronto Stock Exchange.

The Company’s annual balance date is December 31.

2. Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively “IFRS”) issued by the International Accounting Standards Board (IASB) as adopted by the European Union (“adopted IFRS”).

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available for sale financial assets, and various financial assets and financial liabilities which are carried at fair value.

The preparation of the financial statements in accordance with adopted IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

(b)	Basis of measurement

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available for sale financial assets and derivative financial instruments.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

2. Basis of preparation (continued)

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

(i)	New and amended standards adopted by the Group

The following new standards and amendments to standards are applicable and were adopted by the Group for the first time for the financial periods beginning July 1, 2011:

•

IFRS1 First-time Adoption of International Financial Reporting Standards - Amendments resulting from May 2010 Annual Improvements to IFRSs. The amendments allow first-time adopters to utilise the transitional provisions of IFRS7 Financial Instruments: Disclosures as they relate to the March 2009 amendments to the standard. The application of the amendments has had no effect on the amounts reported by the Group in the current and prior years.

•

IFRS3 Business Combinations – Amendments resulting from May 2010 Annual Improvements to IFRSs. Firstly, the amendments clarify that the measurement choice regarding non-controlling interests at the date of acquisition is only available in respect of non-controlling interests that are present ownership interests and that entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation. All other types of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by other Standards. Secondly, the amendments provide more guidance regarding the accounting for share-based payment awards held by the acquiree’s employees. Specifically, the amendments specify that share-based payment transactions of the acquiree that are not replaced should be measured in accordance with IFRS2 Share-based Payment at acquisition date (‘market-based measure’). The application of the amendments has had no effect on the amounts reported by the Group in the current and prior years.

•

IFRS7 Financial Instruments: Disclosures – Amendments resulting from May 2010 Annual Improvements to IFRSs. The amendments clarify that an entity should provide qualitative disclosures in the context of quantitative disclosures to enable users to link related disclosures and hence form an overall picture of the nature and extent of risks arising from financial instruments. The application of the amendments has had no effect on the amounts reported by the Group in the current and prior years.

•

IAS1 Presentation of Financial Statements – Amendments resulting from May 2010 Annual Improvements to IFRSs. The amendments clarify that an entity may choose to disclose an analysis of other comprehensive income by item in the statement of changes in equity or in the notes to the financial statements. In the current year the Group has chosen to present such an analysis in the consolidated statement of changes in equity.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

2. Basis of preparation (continued)

(c)	Critical accounting estimates (continued)

•

IAS24 Related Party Disclosures – Revised definition of related parties. The revised standard clarifies and simplifies the definition of a related party. The revision also removes the requirement for government related entities to disclose details of all transactions with the government and other government related entities. The application of the amendments has had no effect on the amounts reported by the Group in the current and prior years.

•

IAS27 Consolidated and Separate Financial Statements – Amendments resulting from May 2010 Annual Improvements to IFRSs. The amendment clarifies that the consequential amendments from IAS27 made to IAS21 The Effect of Changes in Foreign Exchange Rates, IAS28 Investments in Associates and IAS31 Interests in Joint Ventures apply prospectively for annual reporting periods beginning on or after July 1, 2009 or earlier when IAS27 is applied earlier.

•

IAS32 Financial Instruments: Presentation – Amendments relating to classification of rights issues. The amendment requires an entity that issues a financial instrument that gives the holder the right to acquire a fixed number of the entity’s own equity instruments for a fixed amount of currency to be classified as an equity instrument if, and only if, the entity offers the financial instrument pro rata to all of its existing owners of the same class of its own non-derivative equity instruments. Previously, rights issues (rights, options or warrants) denominated in a currency other than the functional currency of the issuer were accounted for as derivative liabilities. The application of the amendments has had no effect on the amounts reported by the Group in the current and prior years.

•

IAS34 Interim Financial Reporting - Amendments resulting from May 2010 Annual Improvements to IFRSs. The amendment provides guidance to illustrate how to apply disclosure principles in IAS34 and adds disclosure requirements around:

•	The circumstances likely to affect fair values of financial instruments and their classification.

•	Transfers of financial instruments between different levels of the fair value hierarchy.

•	Changes in the classification of financial assets

•	Changes in contingent liabilities and assets.

The application of the amendments has had no effect on the amounts reported by the Group in the current and prior years.

•

IFRIC19 Extinguishing Liabilities with Equity Instruments. IFRIC19 clarifies that equity instruments issued to a creditor to extinguish a financial liability are consideration paid in accordance with paragraph 41 of IAS39 Financial Instruments: Recognition and Measurement. The equity instruments issued are measured at their fair value, unless this cannot be reliably measured, in which case they are measured at the fair value of the liability extinguished. Any gain or loss is recognised immediately in the profit or loss. The clarification has had no effect on the amounts reported by the Group in the current and prior years.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

2. Basis of preparation (continued)

(ii)	New accounting standards and interpretations not yet adopted

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Amendments to IFRS7 Financial Instruments: Disclosures – Transfers of Financial Assets (effective for annual reporting periods commencing on or after July 1, 2011). These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. The amendments also require disclosures where transfers of financial assets are not evenly distributed throughout the period.

IFRS9 Financial Instruments – New requirements for the classification and measurement of financial assets (effective for annual periods beginning on or after January 1, 2013).

The key requirements of IFRS9 are described as follows:

•

IFRS9 requires all recognized financial assets that are within the scope of IAS39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortised cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

•

The most significant effect of IFRS9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in the fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, Under IAS39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

In May 2011, a package of five Standards on consolidation, joint arrangements, associates and disclosures was issued, including IFRS10, IFRS11, IFRS12, IAS27 (as revised in 2011) and IAS28 (as revised in 2011).

Key requirements of these five Standards are described below.

•

IFRS10 Consolidated Financial Statements replaces the parts of IAS27 Consolidated and Separate Financial Statements that deal with consolidated financial statements. SIC-12 Consolidation – Special Purpose Entities has been withdrawn upon the issuance of IFRS10. Under IFRS10, there is only one basis for consolidation, which is control. In addition, IFRS10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s return. Extensive guidance has been added in IFRS10 to deal with complex scenarios.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

2. Basis of preparation (continued)

(ii)	New accounting standards and interpretations not yet adopted (continued)

•

IFRS11 Joint Arrangements replaces IAS31 Interests in Joint Ventures. IFRS11 deals with how a joint arrangement of which two or more parties have joint control should be classified. SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers has been withdrawn upon the issuance of IFRS11. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangements. In contract, under IAS31, there are three types of joint arrangements: jointly controller entities, jointly controlled assets and jointly controlled operations.

In addition, joint ventures under IFRS11 are required to be accounted for using the equity method of accounting, whereas jointly controlled entities under IAS31 can be accounted for using the equity method of accounting or proportionate accounting.

•

IFRS12 Disclosure of Interests in Other Entities is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS12 are more extensive than those in the current standards.

•

IFRIC 20 Stripping costs in the production phase of a surface mine. This interpretation applies to waste removal (stripping) costs that are incurred in surface mining activity, during the production phase of the mine. The group will apply the interpretation from January 1, 2013, subject to the endorsement by the EU.

These five standards are effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted provided that all of these five standards are applied early at the same time.

•

IFRS13 Fair Value Measurement (effective for annual reporting periods commencing on or after January 1, 2013). IFRS13 establishes a single framework for measuring the fair value of financial and non-financial items recognised at fair value on the Statement of Financial Position or disclosed in the notes to the financial statements. The Group is continuing to assess the impact of the standard.

•

Amendments to IAS1 Presentation of Items of Other Comprehensive Income (effective for annual reporting periods commencing on or after July 1, 2013). IAS1, amended in June 2011, introduces amendments to align the presentation items of other comprehensive income with US GAAP. When the standard is first adopted, there will be changes to the presentation of the statement of comprehensive income. However, there will be no impact on any of the amounts recognised in the financial statements.

•

Amendments to IAS12 Deferred Tax – Recovery of Underlying Assets (effective for annual reporting periods commencing on or after January 1, 2013). The amendments to IAS12 provide an exception to the general principles in IAS12 that the measurement of deferred tax assets and deferred tax liabilities should reflect the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of an asset. Specifically, under the amendments, investment properties that are measured using the fair value model in accordance with IAS40 Investment Property are presumed to be recovered through sale for the purposes of measuring deferred taxes, unless the presumption is rebutted in certain circumstances. The Group is continuing to assess the impact of the standard.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

2. Basis of preparation (continued)

(ii)	New accounting standards and interpretations not yet adopted (continued)

•

IAS19 (as revised in 2011) Employee Benefits (effective for annual reporting periods commencing on or after January 1, 2013). The amendments to IAS19 change the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the “corridor approach” permitted under the previous version of IAS19 and accelerate the recognition of past service costs. The amendments require all actuarial gains and losses to be recognized immediately through other comprehensive income in order for the net pension asset or liability recognised in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus. The application of the amendments is not expected to have an effect on the amounts reported by the Group.

(iii)	Accounting policies applied for the first time in the current period

Merger accounting

The accounting treatment in relation to the addition of Allied Gold Mining PLC as a new UK holding Company of the Group falls outside the scope of the IFRS3 Business Combinations. The Share Scheme arrangement constituted a combination of entities under common control as Allied Gold Mining PLC was not a business as defined by IFRS 3 at the time that the Share Scheme became effective. The relative rights of the shareholders remain unaltered post transaction.

Paragraph 10 of IAS8 Accounting Policies, Changes in Accounting Estimates and Errors requires management to use its judgement in developing and applying a policy that is relevant, reliable, represents faithfully the transaction, reflects the economic substance of the transaction, is neutral, is prudent, and is complete in all material respects when selecting the appropriate methodology for consolidation accounting.

Paragraph 13 of the Financial Reporting Standard 6 (“FRS”) Acquisitions and Mergers (UK) permits merger accounting as a result of a Group reconstruction when an addition of a new parent Company does not alter the relative rights of the shareholders and is facilitated entirely by a share for share exchange.

Management believes that it has met the criteria as defined by paragraph 13 of FRS6 and has treated the insertion of Allied Gold Mining PLC as the ultimate parent entity as a Group reconstruction and have applied the FRS6 merger accounting principles to prepare the consolidated financial statements and treated the reconstructed Group as if it had always been in existence.

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

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

3. Statement of significant accounting policies (continued)

(a)	Basis of consolidation (continued)

The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group. A list of subsidiaries during the Year ended 30 June 2011 is presented in note 31.

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(b)	Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each subsidiary in the group are measured using the currency of the primary economic environment in which that entity operates (“the functional currency”). The Group financial statements are presented in Australian dollars which is Allied Gold Limited’s functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into Australian dollars at exchange rates ruling at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at balance date are translated to Australian dollars at the rate of exchange ruling on that date. Foreign exchange differences arising on translation are recognised in the statement of comprehensive income. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

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

•	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, a proportionate share of such exchange differences is reclassified to profit or loss, as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entities and translated at the closing rate.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

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

Financing income represents interest income which is recognised in the statement of comprehensive income as it accrues, using the effective interest method.

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

Income tax on profit or loss for the year comprises current and deferred tax. Income tax is recognised in the statement of comprehensive income except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

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

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

3. Statement of significant accounting policies (continued)

(f)	Income Tax (continued)

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

Available-for-sale financial assets

The group’s investments in equity securities are classified as available-for sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (refer accounting policy 3(n)), and foreign exchange gains and losses on available-for-sale monetary items, are recognised directly in equity. When an investment is de-recognised, the cumulative gain or loss in equity is transferred to profit or loss. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of, or otherwise realise, the investment within twelve months of the reporting date.

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

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

3. Statement of significant accounting policies (continued)

(g)	Non-derivative financial assets (continued)

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

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of comprehensive income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the ineffective portion is recognised in the statement of comprehensive income within other income or other expenses.

The Group did not have any fair value hedges in the period covered by these financial statements.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

3. Statement of significant accounting policies (continued)

(i)	Derivatives and hedging activities (continued)

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised through other comprehensive income in the hedging reserve. The gain or loss relating to any ineffective portion is recognised immediately in the statement of comprehensive income within other income or other expenses.

Amounts accumulated in equity are recognised in the statement of comprehensive income in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place).

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to profit or loss.

Derivatives that do not qualify for hedge accounting

Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the statement of comprehensive income and are included in other income or other expenses.

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

Exploration and evaluation expenditure (including amortisation of capitalised licence costs) is charged to the statement of comprehensive income as incurred except in the following circumstances, in which case the expenditure may be capitalised:

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

Cash flows associated with exploration and evaluation expenditure (comprising both amounts expensed and amounts capitalised) are classified as investing activities in the statement of cash flows.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

3. Statement of significant accounting policies (continued)

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

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

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

•

In subsequent years when the ratio of waste to ore is less than the estimated life-of-mine ratio, a portion of capitalised stripping costs is charged to the statement of comprehensive income as operating costs.

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

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

3. Statement of significant accounting policies (continued)

(n)	Impairment of assets (continued)

For goodwill, the recoverable amount is estimated at least annually.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the statement of comprehensive income unless the asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through the statement of comprehensive income.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro-rata basis.

Calculation of recoverable amount

The recoverable amount of the group’s receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (that is, the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

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

Impairment losses recognised in the statement of comprehensive income on equity instruments classified as available for sale are not reversed through the statement of comprehensive income.

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

(o)	Non-derivative financial liabilities

Trade and other payables

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the group. Trade and other payables are initially measured at fair value and subsequently at amortised cost.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

3. Statement of significant accounting policies (continued)

(o)	Non-derivative financial liabilities (continued)

Interest bearing borrowings

Interest bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the statement of comprehensive income over the period of the borrowings on an effective interest rate basis.

(p)	Provisions

A provision is recognised in the statement of financial position when the group has a present legal, equitable or constructive obligation as a result of a past event, and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. If the effect is material, provisions are determined by discounting the expected future cash flows at the pre-tax rate that reflects current market assessments of the time value of money, and where appropriate, the risks specific to the activity.

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

A provision for restoration and rehabilitation is recognised at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of the mine site, the provision is increased accordingly. The provision recognised represents management’s best estimate of the present value of all the future costs required to restore and rehabilitate each mine site in connection with environmental disturbances that have occurred at the reporting date.

Restoration and rehabilitation provisions are measured as the full amount that has been estimated based on current costs required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money.

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by the group from a contract are lower than the unavoidable costs of meeting its obligations under the contract.

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

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

3. Statement of significant accounting policies (continued)

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

Financial guarantee contracts are recognised as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of the amount determined in accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognised less accumulated amortisation, where appropriate.

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

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

3. Statement of significant accounting policies (continued)

(u)	Share based payments (continued)

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

This opinion is formed based on the best available information at the reporting date. No expense is recognised for awards that do not ultimately vest. Where the terms of an equity-settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

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

Ordinary shares are classified as equity. Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

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

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

3. Statement of significant accounting policies (continued)

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

Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the group’s share of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

(ab)	Treasury shares

Consideration paid/received for the purchase/sale of treasury shares is recognised directly in equity. The cost of treasury shares held is presented as a separate reserve (the “Treasury Share Reserve”). Any excess of the consideration received on the sale of treasury shares over the weighted average cost of the shares sold is credited to retained earnings.

(ac)	Employee benefit trust

As the Company is deemed to have control of its employee benefit trust, it is treated as a subsidiary and consolidated for the purposes of the consolidated financial statements. The employee benefit trust’s assets (other than investments in the Company’s shares), liabilities, income and expenses are included on a line-by-line basis in the consolidated financial statements. The employee benefit trust’s investment in the Company’s shares is deducted from equity in the consolidated financial statement of financial position as if they were treasury shares.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

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

The group has identified the following critical accounting policies under which significant judgements, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

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

•

Depreciation, depletion and amortisation charged in the statement of comprehensive income may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

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

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

4. Critical accounting estimates and judgments (continued)

Exploration and evaluation expenditure

The group’s accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure under the policy, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the statement of comprehensive income.

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

Development expenditure

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project is economically viable. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having commenced the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the statement of comprehensive income. The carrying value of Development Expenditure is included in Other Mineral Assets - refer note 15.

Property, plant and equipment – recoverable amount

In accordance with the group’s accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

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

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

4. Critical accounting estimates and judgments (continued)

Restoration and rehabilitation

The group’s accounting policy requires the recognition of provisions for the restoration and rehabilitation of each site. The provision recognised represents management’s best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory framework; the magnitude of possible contamination and the timing, extent and costs of required restoration and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognised for each site is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the statement of financial position by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges. The carrying value of the mine rehabilitation assets is presented in note 15 and the carrying value of the provision for rehabilitation is presented in note 21.

Derivative Financial Instruments

From time to time the Group may use derivative financial instruments to partially hedge its exposure to financial risks. At each reporting date, the fair value of outstanding derivative positions is measured using pricing models that require the exercise of judgement in relation to variables such as expected volatilities based on information available at the reporting date. As the underlying drivers for those judgements are constantly changing, the reported derivative financial assets and liabilities are an estimate that may materially change post balance date. The carrying value of derivatives is presented in note 20.

Taxation

The group’s accounting policy for taxation requires management’s judgement in assessing whether deferred tax assets and certain deferred tax liabilities are recognised in the statement of financial position. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences in investments, caused principally by retained earnings held in foreign tax jurisdictions, are recognised unless repatriation of retained earnings can be controlled and are not expected to occur in the foreseeable future.

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, restoration and rehabilitation costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised in the statement of financial position and the amount of other tax losses and temporary differences not yet recognised.

In such circumstances, some or all of the carrying amount of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the statement of comprehensive income. Information regarding income tax expense / (benefit) is provided in note 9 and information in relation to deferred tax balances is presented in note 18.

Business combination

During the prior period, the Group recognised a gain of $36,666,786 on the acquisition of a controlled entity. As described in note 30, this prior period gain was determined by comparing the consideration paid for the acquisition to the fair value of the net assets acquired. The determination of those fair values required management to make estimations and assumptions similar to those described above for reserve estimates, exploration and evaluation expenditures, development expenditure, property, plant and equipment, restoration and rehabilitation and taxation. Any change in any of the underlying assumptions or estimates may impact the fair value of the net assets acquired and the resultant gain on acquisition.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

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

Papua New Guinea consists of mining and processing and mineral exploration activities undertaken at the Simberi project. Solomon Islands consist of mineral exploration activities only as the project is not currently in production. The performance of the two geographic sectors is monitored separately.

The segment information presented to the Managing Director and the Chief Financial Officer does not include reporting of assets and liabilities or cash flows by segment.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

5. Segment reporting (continued)

(b)	Segment Information provided to the Managing Director and the Chief Financial Officer.

	Papua New Guinea			Solomon Islands			Group
	Mining and Processing	Mineral Exploration	Total	Mining and Processing	Mineral Exploration	Total	Mining and Processing	Mineral Exploration	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Six months December 2011
Revenue
Sales to external customers	42,078	—	42,078	56,173	—	56,173	98,251	—	98,251

Result
Segment contribution	6,026	(2,826)	3,200	(5,041)	(2,388)	(7,429)	985	(5,214)	(4,229)

Six months December 2010
Revenue
Sales to external customers	40,943	—	40,943	—	—	—	40,943	—	40,943

Result
Segment contribution	8,368	(3,980)	4,388	(13,106)	(514)	(13,620)	(4,378)	(4,494)	(9,232)

Year ended June 2011
Revenue
Sales to external customers	84,392	—	84,392	—	—	—	84,392	—	84,392

Result
Segment contribution	15,554	(7,341)	8,213	(39,292)	(1,226)	(40,518)	(23,739)	(8,567)	(32,306)

Year ended June 2010
Revenue
Sales to external customers	67,555	—	67,555	—	—	—	67,555	—	67,555

Result
Segment contribution	(2,734)	(6,862)	(9,596)	(4,782)	(16)	(4,798)	(7,517)	(6,878)	(14,395)

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

5. Segment reporting (continued)

(c)	Other segment information

Reconciliations of reportable segment revenues, profit or loss, assets and liabilities and other material items

	Group
	Six months Dec 2011 $’000	Six months Dec 2010 $’000	Year ended June 2011 $’000	Year ended June 2010 $’000
Revenues
Total revenue for reportable segments	98,251	40,943	84,392	67,555

Group revenue	98,251	40,943	84,393	67,555

The Managing Director and the Chief Financial Officer assess the performance of the operating segments based on a measure of contribution. This measure excludes items such as the effects of equity settled share based payments, and unrealised gains / (losses) on financial instruments. Interest income and interest expense are not allocated to segments, nor are corporate expenses as these activities are centralised.

Segment contribution	(4,229)	(9,232)	(32,306)	(14,395)
Capitalised expenditure	12,827	17,600	47,859	11,661
Unrealised loss on derivatives	—	—	—	(176)
Corporate expenses	(4,767)	(4,951)	(13,494)	(14,775)
Share based remuneration	—	1,253	1,204	(6,829)
Impairment of available for sale assets	—	—	—	(8)
Loss on sale of available for sale asset	(16)	—	—	—
Gain on acquisition of subsidiary	(166)	—	—	36,667
Foreign exchange gain	(1,146)	444	181	988
Other expenses	160	—	(160)	—
Other income	2,170	4,777	5,420	3,092
Financial costs	(5,315)	(501)	(2,097)	(5,996)

Profit from continuing operations	(482)	9,389	6,607	10,229

6. Revenue and other income
(a) Revenue
Gold Income	97,368	40,881	84,247	67,474
By-products	883	62	145	81

	98,251	40,943	84,392	67,555

(b) Other income
Net gain on disposal of property, plant and equipment	—	36	195	—
Net gain on disposal of investments	—	—	—	1,006
Deferred gain on sale and lease back	1,294	—	—	—
Interest received	360	—	1,177	1,835
Other	676	47	4,048	250

	2,330	83	5,420	3,091

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

7. Cost of sales

	Six months Dec 2011 $’000	Six months Dec 2010 $’000	Year ended June 2011 $’000	Year ended June 2010 $’000
Cost of sales comprise:
• employee expenses	14,485	4,921	10,101	8,455
• stores and other consumables	15,849	6,087	11,036	11,350
• fuel, power and water	20,916	5,454	11,080	8,953
• maintenance	11,223	4,745	8,250	9,298
• other	25,960	7,553	17,105	15,594

	88,433	28,760	57,572	53,650
Depreciation and amortisation charges	18,681	7,965	16,188	13,087
Changes in inventories and work in progress	(19,209)	(5,071)	(6,934)	1,901

	87,905	31,654	66,826	68,638
Royalties	1,748	921	2,012	1,652

	89,653	32,575	68,838	70,290

8. Other expenses

Profit / (loss) before income tax includes the following specific expenses:

Operating lease rentals	1,671	1,588	1,771	—

Net foreign exchange (gains)/losses	—	—	—	(1,431)

Employee benefits expense	19,003	12,388	29,236	13,531
Amount capitalised	(981)	(5,097)	(12,348)	(3,388)

Total employee benefits expense expensed	18,022	7,291	16,888	10,143

Superannuation expense included in employee benefits expense	2,004	602	2,461	1,035

Depreciation and Amortisation
Depreciation of plant and equipment	13,092	8,349	14,928	8,932
Amortisation of leased assets	4,054	1,117	4,941	3,064
Depreciation of development expenditure	4,713	1,543	4,440	2,355
Amortisation of intangible assets	257	—	98	—

	22,116	11,009	24,407	14,351
Amount capitalised	(3,002)	(2,697)	(7,511)	(1,050)

Total depreciation and amortisation expensed[1]	19,114	8,312	16,896	13,301

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

8. Other expenses (continued)

	Group
	Six months Dec 2011 $’000	Six months Dec 2010 $’000	Year ended June 2011 $’000	Year ended June 2011 $’000

Finance expenses
Interest and finance charges on interest bearing liabilities	5,986	1,304	1,383	2,278
Unwinding of discount on provision for rehabilitation	1,281	261	—	2,891
Loan establishment and management fees	—	1,817	522	758
Other	—	62	4,627	745

	7,267	3,444	6,532	6,672
Amount capitalised	(1,951)	(2,943)	(4,435)	(675)

Finance costs expensed	5,316	501	2,097	5,997

Finance lease contingent rentals	—	—	—	2,996

9. Income tax expense

(a) Numerical reconciliation of income tax expense to prima facie tax payable

Profit before income tax/(benefit)	(482)	9,389	6,607	10,229
Prima facie tax expense (benefit) at the Australian tax rate of 30% (2010: 30%)	(145)	2,817	1,982	3,069

Tax effect of amounts which are not deductible / (taxable) in calculating taxable income:
Non-allowable items	3,842	148	(5,900)	(213)
Deferred tax assets not recognised	(1,319)	(2,965)	2,294	(2,856)
Movements in deferred tax not recognised	(2,378)	—	1,624	—

Income tax expense	—	—	—	—

Effective tax rate	0%	0%	0%	0%

(b) Current tax liabilities

Movements in the provision for current income tax during the period were as follows:
Balance at the beginning of the year	—	—	—	—
Current year’s income tax (benefit) / expense on loss from ordinary activities	(4,071)	(2,965)	(1,624)	(2,856)
Transfer to tax losses not brought to account	4,071	2,965	1,624	(2,856)

Balance at the end of the year	—	—	—	—

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

10. Trade and other receivables

	Group
	Six months Dec 2011 $’000	Six months Dec 2010 $’000	Year ended June 2011 $’000	Year ended June 2010 $’000

Current
Trade receivables	665	2,497	398	1,920
Other receivables	1,442	1,602	1,058	2,241

	2,107	4,099	1,456	4,161

All trade and other receivables are unsecured. No receivables were past due or impaired as at 31 December 2011 (30 June 2011: $nil, 31 December 2010: $nil, 30 June 2010: $nil)

The group’s exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

11. Inventories

	Group
	Six months Dec 2011 $’000	Six months Dec 2010 $’000	Year ended June 2011 $’000	Year ended June 2010 $’000
Current
Raw materials and stores	35,147	5,698	28,068	5,370
Ore Stockpiles	—	—	—	—
Gold in circuit	25,629	13,052	19,984	5,451
Finished goods	17,592	2,579	2,640	974

	78,368	21,329	50,692	11,795

12. Derivative financial instruments

Current liabilities
Cash flow hedges	—	—	284	—

The derivative financial instrument liability in the year ended June 30, 2011 relates to a forward exchange contract entered into to protect against movements in the AUS/USD exchange rate on the US dollar denominated IFC loan.

13. Other assets

	Dec 2011 $’000	Dec 2010 $’000	June 2011 $’000	June 2010 $’000
Prepayments	4,494	1,473	3,230	3,048
Other	—	19	—	19

	4,494	1,492	3,230	3,067

Non-current
Listed equity securities – at market value	1,571	1,068	210	524

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011,

31 December 2010 and 30 June 2010

Available for sale financial assets comprise investments in the ordinary issued capital of various entities. There are no fixed returns or fixed maturity dates.

During the period ended 31 December 2011 no impairment loss was recognised in relation to listed equity investments (30 June 2011: nil, 31 December 2010: nil, 30 June 2010: nil)

The fair value of financial assets and liabilities must be estimated for recognition and measurement. The fair value of the group’s available for sale financial assets are determined on the basis of unadjusted quoted prices in an active market for those assets and as such fall within level 1 of the AASB7 fair value measurement hierarchy.

The group’s exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

15. Property, plant and equipment

December 2011 Group	Land and buildings $’000	Plant and equipment $’000	Other mineral assets $’000	Assets under construction $’000	Mine rehabilitation asset $’000	Total $’000
Cost
At the beginning of the financial period	8,500	117,648	77,331	132,552	7,096	343,127
Additions	—	11,822	638	71,354	—	83,814

At the end of the financial period	8,500	129,470	77,969	203,906	7,096	426,941

Accumulated depreciation
At the beginning of the financial period	(1,584)	(26,727)	(11,440)	—	(502)	(402,253)
Charge for the period	(295)	(6,916)	(3,680)	—	(119)	(11,010)

At the end of the financial period	(1,879)	(33,643)	(15,120)	—	(621)	(51,263)

Net book value at 31 December 2011	6,621	95,827	62,849	203,906	6,475	375,678

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

15. Property, plant and equipment (continued)

December 2011 Group	Land and buildings $’000	Plant and equipment $’000	Other mineral assets $’000	Assets under construction $’000	Mine rehabilitation asset $’000	Total $’000
Cost
At the beginning of the financial period	8,500	117,648	77,331	132,552	7,096	343,127
Additions	—	11,822	638	71,354	—	83,814

At the end of the financial period	8,500	129,470	77,969	203,906	7,096	426,941

Accumulated depreciation
At the beginning of the financial period	(1,584)	(26,727)	(11,440)	—	(502)	(40,253)
Charge for the period	(295)	(6,916)	(3,680)	—	(118)	(11,009)

At the end of the financial period	(1,879)	(33,643)	(15,120)	—	(620)	(51,262)

Net book value at 31 December 2011	6,621	95,827	62,849	203,906	6,476	375,679

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

15. Property, plant and equipment (continued)

June 2011 Group	Land and buildings $’000	Plant and equipment $’000	Other mineral assets $’000	Assets under construction $’000	Mine rehabilitation asset $’000	Leased Assets $’000	Total $’000

Cost
At the beginning of the financial period	8,500	117,648	77,331	132,552	7,096	—	343,127
Additions	—	4,519	7,675	144,566	9,834	1,748	168,342
Disposals	—	(423)	—	(58)	—	—	(481)
Transfer	—	(9,271)	(8,014)	(21,971)	—	21,486	(17,770)

At the end of the financial period	8,500	112,473	76,992	255,089	16,930	23,234	493,218

Accumulated depreciation
At the beginning of the financial period	(1,584)	(26,727)	(11,440)	—	(502)	—	(40,253)
Charge for the period	(540)	(10,599)	(4,440)	(3,593)	(196)	(4,941)	(24,309)
Disposals	—	427	—	—	—	—	427
Transfer	—	2,598	—	460	—	(2,212)	846

At the end of the financial period	(2,124)	(34,301)	(15,880)	(3,133)	(698)	(7,153)	(63,289)

Net book value at 30 June 2011	6,376	78,172	61,112	251,956	16,232	16,081	429,929

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

15. Property, plant and equipment (continued)

June 2010 Group	Land and buildings $’000	Plant and equipment $’000	Other mineral assets $’000	Assets under construction $’000	Mine rehabilitation asset $’000	Total $’000

Cost
At the beginning of the financial period	7,444	94,570	58,040	9,177	2,401	171,632
Acquired on acquisition of subsidiary (refer note 31)	—	—	15,117	67,161	3,739	86,017
Effect of changes in exchange rates	—	—	—	668	—	668
Additions	1,056	23,079	4,173	55,547	956	84,811

At the end of the financial period	8,500	117,649	77,330	132,553	7,096	343,128

Accumulated depreciation
At the beginning of the financial period	(1,115)	(16,197)	(8,101)	—	(358)	(25,771)
Charge for the period	(469)	(10,400)	(3,338)	—	(144)	(14,351)
Disposals	—	—	—	—	—	—
Impairment	—	(131)	—	—	—	(131)

At the end of the financial period	(1,584)	(26,728)	(11,439)	—	(502)	(40,253)

Net book value at 30 June 2010	6,916	90,921	65,891	132,553	6,594	302,875

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

15. Property, plant and equipment (continued)

	Dec 2011	Dec 2010	June 2011	June 2010
	$’000	$’000	$’000	$’000

(a) Leased assets

Plant and equipment includes the following amounts where the Group is a lessee under a finance lease:

Leased equipment
Cost	22,515	22,682	23,234	5,783
Accumulated depreciation	(3,488)	(3,263)	(7,152)	(2,202)

Net carrying value	19,026	19,419	16,082	3,581

(b) Non-current assets pledged as security

Refer to note 20 for information on non-current assets pledged as security by Group entities.

16. Intangible assets

Computer Software
Cost
At the beginning of the financial period	1,629	—	—	—
Transferred from assets under construction	89	—	—	—
Transferred from exploration and evaluation expenditure	78	—	1,629	—

At the end of the financial period	1,796	—	1,629	—

Accumulated amortisation
At the beginning of the financial period	1,010	—	—	—
Transferred from assets under construction	(1,588)	—	—	—
Transferred from exploration and evaluation expenditure	—	—	(522)	—
Amortisation charge	(358)	—	(98)	—
At the end of the financial period	(936)	—	(619)	—

Closing net book amounts	860	—	1,010	—

17. Exploration and evaluation expenditure

Cost
At the beginning of the financial period	33,530	23,711	23,711	11,116
Transferred from other mineral assets	7,684	—	7,844	520
Effect of changes in exchange rates	1,947	—	—	(852)
Additions	(7,070)	1,710	2,145	12,927
Disposals	—	—	(170)	—

At the end of the financial year	36,091	25,421	33,530	23,711

The ultimate recoupment of capitalised exploration and evaluation expenditure is dependent on successful development and commercial exploitation, or alternatively sale of the exploration areas.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

18. Deferred tax assets and liabilities

(a) Unrecognised deferred tax assets

	Group
	Dec 2011 $’000	Dec 2010 $’000	June 2011 $’000	Jun 2010 $’000

Deferred tax assets have not been recognised in respect of the following items:

Deductible temporary differences	10,673	9,842	16,048	11,127
Deductible temporary differences recognised in equity	—	—	—	1,340
Tax losses	68,226	53,114	62,585	52,784
Deferred tax assets brought to account to reduce provision for deferred income tax	(27,484)	(20,910)	(24,064)	(20,839)

	51,415	42,046	54,569	44,412

The deductible temporary differences and tax losses do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be applied.

(b) Provision for deferred income tax

Provision for deferred income tax comprises the estimated expense at the applicable tax rate of the following items:

Exploration and evaluation expenditure	25,368	20,052	23,905	20,045
Unrealised foreign exchange differences	1,147	857	—	646
Accrued income	—	—	—	149
Property, plant and equipment	969	—	19	—
Assessable temporary differences	—	—	140	—
Deferred tax assets brought to account to reduce provision for deferred income tax	27,484	(20,909)	(24,064)	(20,840)

	—	—	—	—

19. Trade and other payables

Current
Trade payables	33,904	(11,428)	46,951	25,378
Other payables and accruals	5,711	25,807	4,002	18,654

	39,615	14,379	50,953	44,032

All trade and other payables are unsecured.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

The group’s exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

20. Borrowings

	Dec 2011 $’000	June 2011 $’000	Dec 2010 $’000	June 2010 $’000
Current

Interest bearing loans	30,690	35,149	4,841	2,776
Finance lease liabilities	8,725	7,896	6,677	1,706

	39,415	43,045	11,518	4,482

Non-current
Interest beating loans	—	—	29,845	—
Finance lease liabilities	9,163	11,508	13,022	1,756

	9,163	11,508	42,867	1,756

The carrying amount of assets pledged as security for current and non-current borrowings are:

Current
Floating charge
Cash and cash equivalents	8,183	9,946	—	—
Trade and other receivables	1,167	666	—	—
Inventories	78,440	50,977	—	—
Other assets	4,413	3,033	—	—

Total current assets pledged as security	92,203	64,622	—	—

Non-current
Fixed Charge
Property, plant and equipment	12,750	15,864	374,221	3,581
Floating charge
Property, plant and equipment	413,452	381,924	—	—
Exploration and evaluation expenditure	11,209	9,785	—	—

Total non-current assets pledged as security	437,411	407,573	374,221	3,581

Total assets pledged as security	529,614	472,195	374,221	3,581

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

Interest bearing loans relates to a US$35 million facility provided to the Group by the International Finance Corporation Limited. The facility is secured by a fixed and floating charge over the assets of Gold Ridge Mining Limited and by a guarantee provided by Allied Gold Limited. The loan has been classified as current as the Company has announced its intention to repay this debt in November 2011. The funds drawn down have been utilised to meet capital expenditure incurred as part of the redevelopment of the Gold Ridge Project. On December 30, 2011, the Group executed a $80 million gold prepayment facility that was undrawn as at December 31, 2011. The facility was fully drawn on January 3, 2012 and the proceeds were partially utilized to repay the Bank of South Pacific Lease facility and the International Finance Corporation Loan.

The group exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

21. Provisions

	Dec 2011 $’000	June 2011 $’000	Dec 2010 $’000	June 2010 $’000
Current
Employee entitlements	1,529	1,496	1,170	1,008

Non-current
Rehabilitation and restoration	22,170	19,930	9,800	9,315

Movements in each class of provision during the financial year, other than employee benefits, are set out below:

Rehabilitation and restoration
Carrying amount at start of period	19,929	9,315	9,315	2,782
Increase in provision due to change in estimate	687	9,834	—	956
Acquired on acquisition of subsidiary (refer note 31)	—	—	—	4,680
Effect of exchange rates	—	258	—	139
Accrual of discount	1,554	522	485	758

	22,170	19,929	9,800	9,315

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

During the period the Group engaged an independent consultant to prepare a revised estimate of the cost of rehabilitating and restoring the environmental disturbance that has occurred up to 30 June 2011 at the Gold Ridge Project. The provision for rehabilitation and restoration for the Gold Ridge Project reflects the independent consultant’s report.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

22. Contributed equity

	December 2011 Number of shares	June 2011 Number of shares	December 2010 Number of shares	June 2010 Number of shares	December 2011 $’000	June 2011 $’000	December 2010 $’000	June 2010 $’000

(a) Ordinary shares	204,318,414	1,198,537,554	1,042,206,569	1,040,132,142	30,248	459,170	370,183	369,525

Movements in ordinary share capital:

Balance at beginning of financial period	199,755,017	1,040,132,142	1,040,132,142	472,643,276	459,170	369,525	369,526	173,098
Issued on acquisition of subsidiary	—	—	—	110,339,866	—	—	—	46,817

Placement August 2008 at 31 cents	—	—	—	—	—	—	—	—

Placement February 2009 at 50 cents	—	—	—	—	—	—	—	—

Placement December 2009 at 35 cents	—	—	—	456,699,000	—	—	—	159,388
Conversion of options	3,193,748	2,074,427	2,074,427	450,000	488	657	657	158

Placement April 2011[1]	—	156,330,985	—	—	—	93,755	—	—

Transfer to capital reserve upon establishment of Allied Gold PLC	—	—	—	—	(429,616)	—	—	—

Settlement of liability	1,369,649	—	—	—	206	—	—	—

	204,318,414	1,198,537,554	1,042,206,569	1,040,132,142	30,248	463,934	370,183	379,461

Costs of capital raising	—	—	—	—	—	(4,764)	—	(9,936)

Balance at end of financial period	204,318,414	1,198,537,554	1,042,206,569	1,040,132,142	30,248	459,170	370,183	369,525

[1]	On April 6, 2011 Allied Gold Limited completed placement of 156,330,985 new ordinary shares to institutional and sophisticated investors at $0.60 each.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

22. Contributed equity (continued)

(b)	Options

The table below sets out the movements in options during the six months ended 31 December 2011. Options granted and exercised during the period, and on issue at balance date are as follows.

Exercise Price per option	Maturity	Options outstanding at 1 July, 2011[1]	Options issued	Options expired or cancelled	Options exercised	Options outstanding at December 31, 2011
£1.26	31/10/11	2,414,578	—	(783,328)	(1,631,250)	—
£1.26	30/11/11	2,062,498	—	(666,666)	(1,395,832)	—
£1.26	31/12/11	249,999	—	(83,333)	(166,666)	—
£1.80	31/12/13	4,999,999	—	—	—	4,999,999
£1.80	31/12/13	195,831	—	—	—	195,831
£1.80	31/12/11	249,999	—	(249,999)	—	—

		10,172,904	—	(1,783,326)	(3,193,748)	5,195,830

The table below sets out the movements in options during the year ended 30 June 2011:

Exercise Price per option	Maturity	Options outstanding at 1 July 2010	Options issued	Options expired or cancelled	Options exercised	Options transferred[1]	Options outstanding at 30 June 2011
$0.80	31/12/10	1,000,000	—	(1,000,000)	—	—	—
$1.00	31/12/10	1,000,000	—	(1,000,000)	—	—	—
$1.25	31/12/10	1,000,000	—	(1,000,000)	—	—	—
$1.50	31/12/10	1,000,000	—	(1,000,000)	—	—	—
$2.00	31/12/10	1,000,000	—	(1,000,000)	—	—	—
$0.35	31/10/11	30,012,500	—	(2,775,000)	(375,000)	(26,862,500)	—
$0.31	31/12/10	1,699,427	—	—	(1,699,427)	—	—
$0.35	31/12/11	1,500,000	—	—	—	(1,500,000)	—
$0.50	31/12/11	—	1,500,000	—	—	(1,500,000)	—
$0.50	31/12/13	38,675,000	—	(7,500,000)	—	(31,175,000)	—

		76,886,927	1,500,000	(15,275,000)	(2,074,427)	(61,037,500)	—

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

The table below sets out the movements in options during the six months ended 31 December 2010:

Exercise Price per option	Maturity	Options outstanding at 1 July 2009	Options issued	Options expired or cancelled	Options exercised	Options outstanding at 31 Dec 2010
$0.80	31/12/2010	1,000,000	—	(1,000,000)	—	—
$1.00	31/12/2010	1,000,000	—	(1,000,000)	—	—
$1.25	31/12/2010	1,000,000	—	(1,000,000)	—	—
$1.50	31/12/2010	1,000,000	—	(1,000,000)	—	—
$2.00	31/12/2010	1,000,000	—	(1,000,000)	—	—
$0.35(i)	31/10/2011	30,012,500	—	(2,362,500)	(375,000)	27,275,000
$0.31	31/12/2010	1,699,427	—	—	(1,699,427)	—
$0.35(ii)	31/12/2011	1,500,000	—	—	—	1,500,000
$0.50(iii)	31/12/2013	37,500,000	—	(7,500,000)	—	30,000,000
$0.50(iv)	31/12/2013	1,175,000	—	—	—	1,175,000

		76,886,927	—	(14,862,500)	(2,074,427)	59,950,000

The table below sets out the movements in options during the year ended 30 June 2010:

Exercise Price per option	Maturity	Options outstanding at 1 July 2009	Options issued	Options expired or cancelled	Options exercised	Options outstanding at 30 June 2010
$0.50	31/12/2009	180,000	—	(180,000)	—	—
$0.45	31/12/2009	3,400,000	—	(3,400,000)	—	—
$0.80	31/12/2010	1,000,000	—	—	—	—
$1.00	31/12/2010	1,000,000	—	—	—	1,000,000
$1.25	31/12/2010	1,000,000	—	—	—	1,000,000
$1.50	31/12/2010	1,000,000	—	—	—	1,000,000
$2.00	31/12/2010	1,000,000	—		—	1,000,000
$0.35(i)	31/10/2011	36,325,000	—	(5,862,500)	(450,000)	30,012,500
$0.31	31/12/2010	1,699,427	—	—	—	1,699,427
$0.35(ii)	31/12/2011	—	1,500,000	—	—	1,500,000
$0.50(iii)	31/12/2013	—	37,500,000	—	—	37,500,000
$0.50(iv)	31/12/2013	—	1,175,000	—	—	1,175,000

		46,604,427	40,175,000	(9,442,500)	(450,000)	76,886,927

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

22. Contributed equity (continued)

(b)	Options (continued)

Notes

(i)	Of the 30,012,500 options expiring 31 October 2011, 9,375,000 vest upon the share price trading at $A0.70 or above on five consecutive days.

(ii)	Of the 1,500,000 options issued on 11 November 2009 and expiring 31 December 2011, 500,000 vest upon the share price trading at $A0.70 or above on five consecutive days.

(iii)	Of the 37,500,000 options issued on 11 November 2009 expiring 31 December 2013, 15,000,000 vest on 7 December 2010; 15,000,000 vest upon the share price reaching $A0.70 and 7,500,000 vest upon Allied Gold producing 100,000 ounces of gold in the period 1 October 2009 to 31 December 2010.

(iv)	Issued 22 December 2009.

(c)	Capital management

The primary objective of managing the group’s capital is to ensure that there is sufficient capital available, in the form of debt or equity funding, to support the funding requirements of the group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders’ returns and ensures that the group remains in a sound financial position. There were no changes to the group’s overall capital management approach during the current year.

The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

	Dec 2011 $’000	Dec 2010 $’000	June 2011 $’000	June 2010 $’000

23. Reserves and accumulated losses

Available for sale investments reserve	122	1,048	190	504
Hedging reserve – cash flow hedges	—	—	(284)	(5,437)
Share based payments reserve	35,560	15,352	15,401	16,605
Foreign currency translation reserve	5,417	5,428	5,417	5,428
Treasury share reserve	(5,557)	—	—	—
Capital reserve	429,616	—	—	—

	465,158	21,828	20,724	17,100
Accumulated Losses	(9,434)	(6,170)	(8,952)	(15,559)

	455,724	15,658	11,772	1,541

(a)	Movements

Movements in the reserves and accumulated losses during the reporting period are presented in the statement of changes in equity.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

22. Contributed equity (continued)

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

(iii)	Share based payments reserve

The share based payments reserve is used to recognise:

•	the fair value of options issued to employees but not exercised

•	the fair value of shares issued to employees

(iv)	Foreign currency translation reserve

Exchange differences arising on translation of foreign subsidiaries are taken to the foreign currency translation reserve as described in note 3(b). The reserve is recognised in profit and loss when the net investment is disposed of.

24. Earnings per share

	Six months Dec 2011	Six months Dec 2010	Year ended June 2011	Year ended June 2010
	Cents	Cents	Cents	Cents
(a) Basic earnings per share
	(0.24)	0.90	0.61	1.31

(b) Diluted earnings per share	(0.24)	0.89	0.60	1.31

(c) Reconciliation of earnings used in calculating earnings per share

	$’000	$’000	$’000	$’000

(Loss)/Profit from continuing operations	(482)	9,389	6,607	10,229

(d) Weighted average number of shares used as the denominator

	Number	Number	Number	Number
Weighted average number of shares used in calculation of basic earnings per share	201,368,712	1,040,537,217	1,075,199,944	782,749,594
Adjustment for issued option in calculation of diluted earnings per share	5,195,830	1,215,850	17,999,108	3,206,484

Weighted average number of shares used in calculation of diluted earnings per share	206,564,542	1,041,753,067	1,093,199,052	785,956,078

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

24. Earnings per share (continued)

(e)	Information concerning the classification of securities

Options issued are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the calculation of basic earnings / (loss) per share. Details relating to options are set out in note 27.

25. Auditors’ remuneration

	Dec 2011 $	Dec 2010 $	June 2011 $	June 2010 $

Remuneration of the auditor of the Company:
Auditing or reviewing the Financial Statements (BDO Audit (WA) Pty Ltd)	402,633	89,000	324,500	267,289
Auditing or reviewing the Financial Statements (BDO LLP)	67,751	—	—	—
Other Group auditors	—	—	21,667	7,069
Other assurance services (BDO Audit (WA) Pty Ltd)		30,500	278	91,600
Other non-assurance services (BDO Corporate Finance (WA) Pty Ltd)	434,572	—	418,021	62,762
Other non-assurance services (BDO LLP)	—	—	—	—

	904,956	119,500	764,466	428,720

Audit or reviewing the Financial Statements of subsidiaries (KPMG Australia)	—	—	—	71,593

26. Related party transactions

(a)	Company

The Company is Allied Gold Limited, a company incorporated and domiciled in Australia.

(b)	Subsidiaries

Interests in subsidiaries are set out in note 31.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

26. Related party transactions (continued)

(c)	Related Party Transactions

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties. Outstanding balances are unsecured and repayable in cash.

Certain Directors have related party relationships with third parties that transact with the Group. The table below summarises the transactions undertaken with those Directors and their related parties during the current and prior financial periods:

			Six months 31 Dec	Six months 31 Dec	Year ended 30 June	Year ended 30 June
Director	Related entity	Description of transaction	2011 $’000	2010 $’000	2011 $’000	2010 $’000
Mark Caruso	Cancello Plant Hire Pty Limited	Directors’ fees- cash component	12	341	1,048	968
	Regional Management	Directors’ fees – share based payments	—	(835)	(835)	4,398
	Minesite Construction Services Pty Ltd	Finance lease – gross lease payments	—	—	—	2,644
	Minesite Construction Services Pty Ltd	Finance lease – contingent rentals	—	—	—	2,946
	Minesite Construction Services Pty Ltd	Finance lease – loss on extinguishment of finance lease liability	—	—	—	2,891
	Minesite Construction Services Pty Ltd	Finance lease – payout of lease liability	—	—	—	3,308
	Minesite Construction Services Pty Ltd	Purchase of mining equipment	(94)	—	276	1,462
	Minesite Construction Services Pty Ltd	Hire of mining equipment and labour	(65)	—	65	483
	Zurich Bay Holdings Pty Ltd	Hire of mining equipment and labour	181	181

			34	(313)	554	19,100

Greg Steemson	Steemson Geoscience Pty Ltd	Directors’ fees- cash component and share based payments	7	43	90	90
	Steemson Geoscience Pty Ltd	Geological consultancy services	3	7	12	38

			10	50	102	128

Frank Terranova	Novabank Pty Ltd	Directors’ fees – share based payments	—	(418)	(418)	2,199

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

26. Related party transactions (continued)

As at December 31, 2011 an amount of A$535,721 (US$522,604) was receivable by the group from two Directors for the sale of gold from Allied Gold Finance Limited. The outstanding amount was received in full by the Group in January 2012.

27. Share based payments

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

On June 30, 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC, a Company incorporated in England and Wales, became the holding Company of the Group. Under the Schemes of Arrangement, Allied Gold Limited’s shares and options on issue as at June 30, 2011 were exchanged on a six for one basis for Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the premium listing segment of the (“Official List”) London Stock Exchange PLC (“LSE”) and commenced trading on the LSE’s main market for listed securities (“Main Market”) on June 30, 2011.

Given the implementation of the new corporate structure, all shares and options holdings have been transferred to Allied Gold Mining PLC. All disclosures of shares and options in the report reflect this change.

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

Set out below are summaries of all outstanding options granted to employees under the Employee Option Plan or issued to Directors pursuant to a resolution approved by shareholders:

	Dec 2011	Dec 2010	June 2011	June 2010
	Number of options	Number of options	Number of options	Number of options
Outstanding at the beginning of the period	—	75,187,500	75,187,500	44,905,000
Granted	10,241,654	—	1,500,000	40,175,000
Lapsed	(1,852,076)	(14,862,500)	(15,275,000)	(9,442,500)
Exercised	(3,193,748)	(375,000)	(375,000)	(450,000)
Transferred[1]	—	—	(61,037,500)	—

Vested and exercisable at end of period	5,195,830	59,950,000	—	75,187,500

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

27. Share based payments (continued)

(a)	Employee and directors’ options (continued)

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

No options were granted during the six months ended 31 December 2011.

28.	Cash and cash equivalents and cash flow from operations

	Dec 2011	Dec 2010	June 2011	June 2010
	$’000	$’000	$’000	$’000

(a) Cash and cash equivalents

Cash assets	21,004	36,486	78,101	85,525

The group’s exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

28. Cash and cash equivalents and cash flow from operations (continued)

(b)	Reconciliation of profit after income tax to net cash provided by / (used in) operations

	Dec 2011 $’000	Dec 2010 $’000	June 2011 $’000	June 2010 $’000

Profit after income tax	(482)	9,389	6,607	10,229
Depreciation and amortisation	21,812	11,009	16,895	13,300
Loss on disposal of non-current assets	2	—	54	—
Loss on disposal of subsidiary	6	—	160	—
Provision – employee entitlements	(243)	(60)	641	340
Unrealised foreign exchange adjustments	4,114	—	(150)	(623)
Share-based payments	1	(1,253)	(1,204)	6,829
Unwinding of environmental discount	1,504	484	522	758
Foreign exchange losses on borrowings	(2,563)	(2,563)	—	—
Interest on finance leases	1,072	182	1,383	2,278
Loss on extinguishment of lease liability	—	—	—	1,990
Impairment of available for sale assets	—	—	—	8
Gain on sale of available for sale assets transferred to profit or loss	—	—	—	(1,006)
Realised losses on hedging transactions transferred to profit or loss	5,437	5,437	—	5,692
Bargain purchase	—	—	—	(36,666)
Unrealised loss on derivatives	(5,459)	—	4,888	176
Payments for settlement of derivatives	—	—	—	(17,827)
Gain on derecognition of financial liability	(4,000)	(4,000)	(1)
Other	(2,453)	14	—	(493)
Changes in assets and liabilities during the year:
Decrease/ (increase) in receivables	(293)	62	2,837	(3,511)
Decrease/ (increase) in prepayments	698	1,575	1,012	(1,787)
Increase/(decrease) in payables	10,783	(7,021)	2,324	(2,876)
(Increase)/decrease in inventories	(21,942)	(5,399)	(14,766)	2,680

Net cash generated by / (used in) operating activities	7,994	7,856	21,202	(20,509)

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

28. Cash and cash equivalents and cash flow from operations (continued)

(c)	Non-cash investing and financing activities

	Six months Dec 2011 $’000	Six months Dec 2010 $’000	Year ended June 2011 $’000	Year Ended June 2010 $’000

Increase/(decrease) in capital accruals	194	(13,674)	—	18,967
Property, plant and equipment acquired under finance leases	2,526	—	1,748	3,010
Increase in value of rehabilitation asset	10,224	—	9,834	—
Equity settled acquisition of controlled entity (refer note 31)	—	—	—	41,929

29. Financial instruments

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

The Managing Director and Chief Financial Officer are responsible for the management of the group’s financial risks within Board approved directives. The group holds the following financial instruments:

	Dec 2011 $’000	Dec 2010 $’000	June 2011 $’000	June 2010 $’000

Financial assets
Cash and cash equivalents	21,004	36,486	78,101	85,525
Trade and other receivables	2,107	4,099	1,456	4,161
Securities available for sale	1,571	1,068	210	524

	24,681	41,653	79,767	90,210

Financial liabilities
Trade and other payables	39,615	14,379	50,953	44,032
Borrowings	48,478	54,385	54,554	6,238
Derivative liabilities	—	—	284	—

	88,192	68,764	105,791	50,270

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

29. Financial instruments (continued)

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

(i) Gold price risk

Prior to 26 February 2010 call and put options were used by the group to manage the gold price risk. On 26 February 2010 the group terminated its gold hedging facilities and in the period from 26 February 2010 to 30 June 2011 has maintained an unhedged position in relation to gold price risk. As the group did not have any hedging in place as at 30 June 2011 it was fully exposed to gold price risk.

The group had nil net forward pricing commitments outstanding against future production as at 31 December 2011 (30 June 2011: $nil, 31 December 2010: $nil, 30 June 2010: $nil).

(ii) Foreign exchange risk

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the group’s functional currency. The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Papua New Guinea Kina, the United States Dollar, the Solomon Island Dollar and the British Pound. No material programs for hedging foreign exchange risk were implemented by the group in the 2011 or 2010 financial years.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

29. Financial instruments (continued)

(a) Market risk (continued)

(ii) Foreign exchange risk (continued)

The group’s exposure to foreign currency risk at the reporting date was as follows:

	USD $’000	PGK $’000	SBD $‘000	GBP $’000

31 Dec 2011

Financial assets
Cash and cash equivalents	7,407	1,194	1,832	3,534
Trade and other receivables	320	630	97	—

	7,727	1,824	1,929	3,534

Financial liabilities
Trade and other payables	8,637	8,201	4,195	122
Borrowings	52	16,000	—	—

	11,434	24,201	4,195	122

31 Dec 2010

Financial assets
Cash and cash equivalents	9,152	20,395	36	391
Trade and other receivables	2,459	272	32	—

	11,611	20,667	68	391

Financial liabilities
Trade and other payables	(7,800)	3,562	636	1
Borrowings	34,206	19,700	—	—

	26,406	23,262	636	1

30 June 2011

Financial assets
Cash and cash equivalents	23,534	1,945	230	7,530
Trade and other receivables	52	564	38	—

	23,586	2,509	268	7,530

Financial liabilities
Trade and other payables	836	6,202	2,977	234
Borrowings	32,658	17,484	115	—

	33,494	23,686	3,092	234

30 June 2010

Financial assets
Cash and cash equivalents	11,743	1,903	88	402
Trade and other receivables	1,920	292	21	—

	13,663	2,195	109	402

Financial liabilities
Trade and other payables	1,386	2,711	777	16
Borrowings	—	3,462	—	—

	1,386	6,173	777	16

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

29. Financial instruments (continued)

(a) Market risk (continued)

(ii) Foreign exchange risk (continued)

Based on the financial instruments held by the group as at the reporting date, the sensitivity of the group’s profit after tax for the year and equity at the reporting date to movements in the Australian dollar to United States dollar, Australian dollar to Papua New Guinean Kina, Australian dollar to Solomon Islands dollar and Australian dollar to Great Britain pound exchange rates was:

•	Had the Australian dollar weakened / strengthened by 5% against the US dollar with all other variables remaining constant, the group’s profit after tax would have been $185,000 lower / higher (30 June, 2011: $471,956 lower / higher, 31 December, 2010: $739,808 lower / higher, 30 June, 2010: $613,852 lower / higher)

•	Had the Australian dollar weakened / strengthened by 5% against the PNG Kina with all other variables remaining constant, the group’s profit after tax would have been $1,120,000 lower / higher (30 June, 2011: $1,008,426 lower / higher, 31 December, 2010: $129,731 lower / higher, 30 June 20120: $198,889 lower / higher)

•	Had the Australian dollar weakened / strengthened by 5% against the Solomon Island dollar with all other variables remaining constant, the group’s profit after tax would have been $113,000 lower / higher (30 June, 2011: $134,479 lower / higher,31 December, 2010: $28,395 lower / higher, 30 June 2010: $33,405 lower / higher)

•	Had the Australian dollar weakened / strengthened by 5% against the British pound with all other variables remaining constant, the group’s profit after tax would have been $171,000 lower / higher (30 June, 2011: $347,452 lower / higher, 31 December, 2010: $19,500 lower / higher, 30 June, 2010: $19,304 lower / higher)

(iii) Interest rate risk

The group’s main interest rate risk arises from variable rate interest rates on cash and cash equivalents. No hedging programs were implemented by the group to manage interest rate risk during the six months ended December 31, 2011, six months ended December 31, 2010, year ended 30 June 30, 2011 or year ended June 30, 2010.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

29. Financial instruments (continued)

(iii) Interest rate risk (continued)

As at the reporting date, the group had the following exposures to interest rate risk:

	31 Dec 2011		30 June 2011		31 Dec 2010		30 June 2010
	Weighted average interest rate %	Balance $	Weighted average interest rate %	Balance $	Weighted average interest rate %	Balance $	Weighted average interest rate %	Balance $
Financial assets
Cash and cash equivalents	.5%	21,004	2.47%	78,101	0.6%	36,486	3.5%	85.525

All interest rates were floating rates. Interest rates on the borrowings are repriced quarterly.

At 31 December 2011, if interest rates had changed by +/- 50 basis points from the year end rates per the above table with all other variables held constant, profit for the year would have been $94,000 higher / lower (31 December, 2010: change of +/- 50 basis points $104,821 higher / lower).

(iv) Equity price risk

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

At 31 December 2011, if the index had changed by +/- 5 % from its year-end level with all other variables held constant, group equity at 31 December would have been $80,500 higher / lower (31 December, 2010: change of +/- 5% $53,401 higher / lower).

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

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

29. Financial instruments (continued)

(c) Liquidity risk

The group’s liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The group manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the group has the ability to access required funding.

The tables below analyse the group’s financial liabilities, net settled derivative financial instruments into relevant maturity groupings based on the remaining period to contractual maturity at the reporting date:

Group entity as at 31 December 2011

	Less than 6 months $’000	6 to 12 months $’000	Between 1 and 2 years $’000	Between 2 and 5 years $’000	Total $’000	Carrying amount $’000
Trade and other payables	39,615	—	—	—	39,615	39,615

Borrowings	30,690	—	—	—	30,690	30,690

Finance lease liabilities	5,164	5,164	9,349	453	20,130	17,888

Total	75,469	5,164	9,349	453	90,435	88,192

Group entity as at 31 December 2010

	Less than 6 months $’000	6 to 12 months $’000	Between 1 and 2 years $’000	Between 2 and 5 years $’000	Greater than 5 years $’000	Total $’000	Carrying amount $’000
Trade and other payables	14,379	—	—	—	—	14,379	14,379

Borrowings	4,693	8,159	15,532	26,444	2,932	57,760	54,385

Total	47,430	1,185	1,820	448	2,932	72,139	68,764

Group entity as at 30 June 2011

	Less than 6 months $’000	6 to 12 months $’000	Between 1 and 2 years $’000	Between 2 and 5 years $’000	Total $’000	Carrying amount $’000
Trade and other payables	50,953	—	—	—	50,953	50,953

Borrowings	41,870	45	—	—	41,915	35,149

Finance lease liabilities	4,960	4,774	8,410	4,196	22,340	19,405

Total	97,783	4,819	8,410	4,196	115,208	105,507

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

29. Financial instruments (continued)

(c) Liquidity risk (continued)

Group entity as at 30 June 2010

	Less than 6 months $’000	6 to 12 months $’000	Between 1 and 2 years $’000	Between 2 and 5 years $’000	Total $’000	Carrying amount $’000
Trade and other payables	44,032	—	—	—	44,032	44,032

Borrowings	3,398	1,185	1,820	448	6,851	6,238

Total	47,430	1,185	1,820	448	50,883	50,270

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

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

30. Business combination

(a)	Summary of business combination

On 24 November 2009, Allied Gold Limited obtained control of Australian Solomons Gold Limited (“ASG”), the owner of the Gold Ridge gold project in the Solomon Islands. As at 30 June 2010 ASG was wholly owned by Allied Gold Limited. The acquisition was undertaken to diversify the Group’s asset base and to increase its gold production capacity in the South Pacific region.

ASG contributed revenues of $nil and a net loss of $1,571,144 to the Group for the period from 1 December 2009 to 30 June 2010. Had the acquisition occurred on 1 July 2009, the effect would have been to increase revenues by $91,270 and increase the net loss by $2,647,865.

Details of the purchase consideration are as follows:

	Six months Dec 2011 $	Six months Dec 2010 $	Year ended June 2011 $	Year ended June 2010 $
Consideration paid by the Company - Issue of 110,339,866 shares of Allied Gold Limited to acquire shares in controlled entity	—	41,929,149	—	41,929,149

The value of the Allied Gold Limited shares issued as consideration for the purchase of shares in the controlled entity was determined using the market value of Allied Gold Limited shares at 24 November 2009 of $0.38 per share.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

30. Business combination (continued)

(b)	Assets and liabilities acquired

The table below summarises the assets and liabilities recognised as a result of the business combination:

Acquisition fair value 2010 $
Cash	3,573,926
Trade and other receivables	5,568
Inventories	16,495
Property, plant and equipment	67,160,516
Rehabilitation asset	3,738,824
Mining rights	15,117,000
Trade payables	(1,205,102)
Provision for employee benefits	(243,490)
Provision for environmental remediation	(4,679,737)

Net assets acquired	83,484,000

The fair value of acquired receivables is $5,568. The gross contractual amount for trade receivables due is $255,035 of which $249,467 is considered to be uncollectible.

(c) Direct acquisition costs

Acquisition related costs of $1,717,914 are included in other expenses in the prior period profit or loss and in operating cash flows in the statement of cash flows.

i. Bargain purchase

A gain on consolidation or bargain purchase was recognised in profit or loss in the prior period as a result of the acquisition as follows:

2010 $

Consideration paid by the Company	41,929,149
Less value of net assets acquired	(83,484,000)

Gross gain on consolidation	(41,554,851)
Less impairment loss on shares held in acquiree prior to gaining control	4,888,065

Gain on consolidation recognised in profit or loss	36,666,786

The above table presents information on the basis that the Group acquired 100% of the acquiree within the financial year. At the time of obtaining control there existed a non-controlling interest with a fair value of $1,290,667. The non-controlling interest was acquired during the prior period by the company in exchange for shares in Allied Gold Limited at a fair value of $1,290,667.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

31. Group entities

			Equity Holding
	Class of share	Place of Incorporation	Dec 2011%	June 2011%	Dec 2010%	June 2010%

Company or parent entity
Allied Gold Limited		Australia	—	—	—	—
Subsidiaries
Australian Solomons Gold Limited	Ord	Australia	100	100	100	100
AGL (SGC) Pty Ltd	Ord	Australia	100	100	100	100
AGL (ASG) Pty Ltd	Ord	Australia	100	100	100	100
Allied Gold Finance Pty Ltd	Ord	Australia	100	100	100	100
Allied Gold Services Pty Ltd	Ord	Australia	100	100	100	100
Allied Tabar Exploration Pty Ltd	Ord	Australia	100	100	100	100
Advance R & D Pty Ltd	Ord	Australia	100	100	100	100
Aretrend Pty Ltd	Ord	Australia	100	100	100	100
ASG Solomon Islands Limited	Ord	Solomon Islands	100	100	100	100
Compania Minera Nord Pacific de Mexico, S.A. de C.V.	Ord	Mexico	—	—	100	100
Gold Ridge Mining Limited	Ord	Solomon Islands	100	100	100	100
Hicor Corporation	Ord	United States	100	100	100	100
JV Mine (Australia) Pty Ltd	Ord	Australia	100	100	100	100
Nord Australex Nominees (PNG) Ltd	Ord	PNG	100	100	100	100
Nord Australex Nominees Pty Ltd	Ord	Australia	100	100	100	100
Nord Pacific Ltd	Ord	Canada	100	100	100	100
Simberi Gold Company Limited	Ord	PNG	100	100	100	100
Solomon Islands International Pty Ltd	Ord	Australia	100	100	100	100
Tabar Exploration Company Ltd	Ord	PNG	100	100	100	100

32. Commitments and contingent liabilities

(a)	Lease commitments – Group entity as lessee

Non-cancellable operating leases

The group leases office premises and various plant and machinery under non-cancellable operating leases expiring within 1 to 5 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

32. Commitments and contingent liabilities (continued)

(a)	Lease commitments – Group entity as lessee (continued)

	Dec 2011 $’000	June 2011 $’000	Dec 2010 $’000	June 2010 $’000
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:
Within one year	1,137	1,529	1,338	2,129
Later than one year but not later than five years	1,437	1,614	756	—

	2,574	3,143	2,094	2,129

Finance leases

Commitments in relation to finance leases are payable as follows:
Within one year	10,329	9,735	8,604	2,008
Later than one but not later than five years	9,802	12,606	14,611	1,897

Minimum lease payments	20,131	22,341	23,215	3,905

Future finance charges	2,243	2,936	(3,517)	443

Recognised as a liability	17,888	19,405	19,698	3,462

Representing lease liabilities:
Current	8,725	7,896	6,677	1,706
Non-current	9,163	11,509	13,021	1,756

	17,888	19,405	19,698	3,462

Finance charges included in the statement of comprehensive income as financing costs	3,193	1,383	178	2,278

(b)	Exploration & Development costs – Commitments for Expenditure.

Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon expiry of the exploration leases or when an application for a mining licence is made and has not been provided for in the accounts. These obligations are not provided for in the financial statements.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

(c)	Capital commitments

Capital expenditure contracted for at the reporting date but not recognised in liabilities is as follows:

	Dec 2011 $’000	June 2011 $’000	Dec 2010 $’000	June 2010 $’000

Capital expenditure for redevelopment of Gold Ridge Project	—	3,331	17,540	65,774
Capital expenditure for Simberi Oxide processing plant	20,241	14,504	10,334	232
Capital expenditure for Sulphide pre-feasibility study	3,042	4,577	586	153
Capital expenditure for heavy fuel oil project	10,688	—	—	—

32. Commitments and contingent liabilities (continued)

(d)	Hedging commitments

In April 2011, the Company entered into a forward contract to purchase US$37 million at an exchange rate of A$/US$1.0645 to be settled in November 2011. The contract was entered to hedge the Company’s exposure to currency risk on the planned early payment of its USD denominated International Finance Corporation Limited loan. At the reporting date the exchange rate was A$/US$1.0782 giving rise to an unrealized loss of $0.3 million.

As disclosed in note 29, in the prior year a subsidiary had entered into commitments under a program for hedging its exposure to gold price risk. Details relating to these commitments are disclosed in note 29.

(c)	Contingent liabilities

	Dec 2011 $’000	June 2011 $’000	Dec 2010 $’000	June 2010 $’000
Executives of the group will be entitled to compensation for past services if their employment is terminated by the group other than for specific reasons as outlined in their employment contracts. This amounts to:	1,141	1,131	1,875	1,875

(f)	Legal action

In December 2009, Simberi Gold Company Ltd (“SGCL”) instituted legal proceedings against Intermet Engineers Pty Ltd (“Intermet”) and a director of Intermet in respect of breaches of contract whereby Intermet were contracted by SGCL to design, procure and manage the construction of gold processing and related facilities for the Simberi Oxide Gold Project. Under the legal action, SGCL is claiming damages of approximately A$1.4 million;

Intermet has filed a defence and has counter-claimed approximately A$0.3 million for alleged unpaid monies under the contract. This amount has been fully accrued as a liability by SGCL pending the outcome of the litigation.

Allied Gold

Notes to the financial statements

31 December 2011, 30 June 2011, 31 December 2010 and 30 June 2010

33.	Subsequent events

The following events have arisen in the period between 30 June 2011 and the date of presentation of these financial statements:

•

On 30 December 2011, the Group entered into a 3-year USD80 million hedge-free gold prepayment facility. The facility was drawn down on 3 January 2012 and was used to repay the Company’s USD55 million in financing facilities provided by the International Finance Corporation and the Bank of South Pacific with the balance of the funds providing substantial liquidity for the group as it completes its existing capital expenditure projects. The 3-year loan is repayable in physical gold and the number of ounces to be provided is linked to the prevailing gold price. The notional repayment obligation over the three years is 66,240oz with a reference price of USD$1500. There is no explicit interest rate stated in the facility due to the physical delivery mechanism of the loan and the monthly amortization of the outstanding balance. The minimum ounces repayable over the term of the facility (principal and interest) is 56,304oz and the maximum ounces repayable over the three year period is 76,176oz.

•

On 29 June 2012, St Barbara Limited announced an offer to acquire all of the shares in Allied Gold pursuant to a Scheme of Arrangement. The offer was recommended to shareholders of Allied Gold by the Board of Directors in the absence of a superior offer.

Other than the items noted above, raising of these equity proceeds, no matter or circumstance has arisen since 31 December 2012 that has significantly affected, or may significantly affect:

a.	the Group’s operations in future financial periods, or

b.	the results of those operations in future financial periods, or

c.	the Group’s state of affairs in future financial periods.

34. Impact of reconciliation between Australian equivalents to International Financial Reporting Standards

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (‘AIFRS’)). Compliance with AIFRS ensures that the financial report complies with International Financial Reporting Standards.

ITEM 18.	FINANCIAL STATEMENTS

The information required by this item has been provided under Item 17.

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

•    Australian Solomons Gold Ltd – organized under the laws of the Commonwealth of Australia

•    ASG Solomon Islands Ltd – incorporated in Solomon Islands

•    Gold Ridge Mining Ltd – incorporated in Solomon Islands

•    JV Mine (Australia) Pty Ltd – organized under the laws of the Commonwealth of Australia

•    Nord Pacific Ltd – incorporated in Canada

•    Simberi Gold Company Ltd – incorporated in Papua New Guinea

•    Solomons Island International Pty Ltd – organized under the laws of the Commonwealth of Australia

4.1	Circular to shareholders and Explanatory Statement under section 897 of the U.K. Companies Act 2006, Notice of Court Meeting and Notice of Allied Gold General Meeting in connection with the acquisition of Allied Gold Mining PLC by St Barbara Limited pursuant to a Scheme of Arrangement under Part 26 of the U.K. Companies Act 2006

4.2	Gold prepayment agreement, dated December 30, 2011; between Allied Gold Finance Pty Limited and EXPTI Limited

4.3	Gold sale and purchase agreement, dated December 30, 2011, between Allied Gold Finance Pty Limited and EXPTI Limited

12.1	Certification by CEO, Tim Lehany pursuant to Rule 13a-14(a) of the Exchange Act

12.2	Certification by CFO, Garth Campbell-Cowan pursuant to Rule 13a-14(a) of the Exchange Act

13.1	Certification by CEO, Tim Lehany pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by CFO, Garth Campbell-Cowan pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

ALLIED GOLD MINING LIMITED

Registrant

Date: April 26, 2013

By:	/s/ Garth Campbell-Cowan
Name: Garth Campbell-Cowan
Title: Chief Financial Officer